Form 20-F
period 1997-12-31
ALTAREX CORP
filed 1998-06-01
CIK 1046403

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(Mark One)

             |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                          OR

             |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                           OR

             |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to
                              ----------------------    -------------------
Commission file number                      0-29574
                      ----------------------------------------------------------

                                  ALTAREX CORP.
             (Exact name of Registrant as specified in its charter)

                           Province of Alberta, Canada
                 (Jurisdiction of incorporation or organization)

                   Campus Tower, Suite 300, 8625 - 112 Street,
                   Edmonton, Alberta, Canada, T6G 1K8 (Address
                         of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


        Title of each Class            Name of each exchange on which registered

                None
--------------------------------------------------------------------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares without par value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                                (Title of Class)

Number of outstanding shares of each of the Company's classes of capital or common stock as of May 1, 1998: 16,502,613 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


Yes        No  X
    ---       ---

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X    Item 18
         ---           ---

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes        No
    ---       ---

                                TABLE OF CONTENTS


PART I ........................................................................1
       ITEM 1 - DESCRIPTION OF THE BUSINESS....................................1
              The Company......................................................1
              History..........................................................2
              Plan of Operation................................................2
              Cancer and Concurrent Therapies..................................3
              Immunological Therapeutic Approach...............................6
              AltaRex's Anti-Idiotype Induction Therapy........................8
              Business of the Company..........................................8
              The Company's Products..........................................10
              Strategic Alliances and License Agreements......................15
              Manufacturing...................................................17
              Human Resources.................................................17
              Regulatory Requirements.........................................18
              Competition.....................................................20
              Proprietary Protection..........................................21
              Medical and Scientific Advisory Board...........................23
              Risk Factors....................................................25
       ITEM 2 - DESCRIPTION OF PROPERTY.......................................33
       ITEM 3 - LEGAL PROCEEDINGS.............................................34
       ITEM 4 - CONTROL OF REGISTRANT.........................................34
       ITEM 5 - NATURE OF TRADING MARKET......................................35
       ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS
                    AFFECTING SECURITY HOLDERS................................36
       ITEM 7 - TAXATION......................................................38
       ITEM 8 - SELECTED FINANCIAL DATA.......................................46
       ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND RESULTS OF
                    OPERATIONS................................................48
       ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT.........................53
       ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS.......................55
       ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM..........................58
       ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS...............59

PART III......................................................................59
       ITEM 15 - DEFAULTS UPON SENIOR SECURITIES..............................59
       ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN
                    SECURITY FOR REGISTERED SECURITIES........................59

PART IV.......................................................................60
       ITEM 17 - FINANCIAL STATEMENTS.........................................60
       ITEM 18 - FINANCIAL STATEMENTS.........................................60
       ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS............................60

                    Note Regarding Forward Looking Statements

Certain statements in this document constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Company's dependence on licensed technology; the Company's history of operating losses and uncertainty of future profitability; uncertainty of access to capital; the Company's dependence on strategic partners and key personnel; uncertainty of the regulatory approval for the company's products; competition and the risk associated with new products. See "Item 1. Description of the Business - Risk Factors."

                            Exchange Rate Information

In this Registration Statement, unless otherwise specified, all monetary amounts are expressed in Canadian dollars ("$" or "cdn. $"). The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by The Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.


                           U.S. Dollars Per Canadian Dollar
                           ----------------------------------------------------------------------------
                                                YEAR ENDED DECEMBER 31,

                           1997          1996         1995           1994           1993
                           ----------------------------------------------------------------------------
End of Period              .6988         .7301        .7323          .7128          .7544

High for the period        .7484         .7513        .7527          .7632          .8046

Low for the period         .6951         .7235        .7023          .7103          .7439

Average for the period     .7224         .7329        .7305          .7300          .7729


The information set forth in this Registration Statement is as at December 31, 1997 unless an earlier or later date is indicated. On May 1, 1998, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars, as U.S. $.6993 (U.S. $1.00 = Cdn. $1.4340).

GLOSSARY OF TERMS

Adjuvant:                     A substance that enhances the immune response to
                              an antigen with which it is combined.

Amino Acids:                  The basic molecules that form proteins.

Antibody:                     A protein agent developed in response to, and
                              binding specifically with, an antigen.

Anti-idiotype                 induction: The in vivo induction of
                              an immune response that produces
                              antigen mimics by the injection of
                              an antibody in the human body.

Antigen: A substance which elicits a specific immune response.

Anti-MUC-1:                   An antibody or protein molecule that
                              recognizes that cancer associated
                              mucinous antigen known as MUC-1.

Cellular                      response: An immune system response
                              mediated by antigen specific immune
                              cells, often cytotoxic cells.

cGMP - current Good           Government promulgated guidelines governing the
Manufacturing Practices:      manufacture of human and animal drugs and
                              biologicals.

Chemotherapy or               Generally, the use of drugs in the treatment of
chemotherapeutic:             disease.  Specifically the use of cytotoxic drugs
                              to treat cancer.

Chimeric:                     A molecule derived from two different species of
                              animals.

Cytokine:                     Low molecular weight proteins that can either
                              stimulate or inhibit the proliferation or function of immune cells.

Cytotoxic cells:              Immune system cells capable of killing other
Diagnostic Radioisotope:      cells. A radioisotope whose emission is capable of
                              providing an image similar to an x-ray to diagnose disease.

European Medicines            The agency responsible for drug product approval
Evaluation Agency or          in the European Economic Community.
EMEA:

First line chemotherapy:      The administration of one or more of a combination
(in ovarian cancer)           of chemotherapeutic agents usually consisting of a
                              platinum-based drug and paclitaxel.

Food and Drug                 The regulatory body that oversees the drug
Administration or FDA:        development and approval process in the United
                              States.

Gene: The basic unit of heredity. Genes occupy a specific location on a chromosome and are self-producing, submicroscopic structures capable under certain circumstances of giving rise to a new character.

Health Protection Branch of   The government department responsible for
Health Canada or HPB:         supervising the drug development and approval
                              process in Canada.

Humoral response:             An immune response mediated by antibodies in the
                              blood.

Hybridoma                     cells: Any continuously growing cell
                              line generated by the fusion of a
                              myeloma cell and a normal cell and
                              capable of producing antibodies.

Immunogenicity:               The degree to which an antigen is capable of
                              eliciting an immune response.

Immunotherapy:                A therapeutic approach to treat diseases by
                              stimulating or enhancing the immune response against the disease.

Investigational New Drug      An application to the FDA or other regulatory
Application or IND:           bodies, which is submitted for approval prior to
                              beginning clinical trials.

In vitro:                     Studies or phenomenon which take place outside
                              the body.

In vivo: Studies or phenomenon which take place in the body.

Lyophilized:                  A substance whose water content has been
                              substantially removed at low temperature and high vacuum (freeze-dried).

Master Cell Bank or MCB:      A well characterized stock containing specific
                              hybridoma cells that are used in the manufacture of antibodies.

Monoclonal Antibodies or      Antibodies produce by hybridoma cells.
MAb:

MUC-1: A mucinous antigen associated with breast and other cancers.

Murine:                       Of mouse origin.

Myeloma Cell:                 An immortal tumor cell originating or derived
                              from the bone marrow.

New Drug Application or       A document submitted to the FDA or other
NDA:                          regulatory bodies containing all the pre-clinical
                              and clinical data collected on a drug to obtain approval for marketing.

New Drug Submission or        A document submitted to the HPB which is the
NDS:                          Canadian counterpart to the NDA.

PCT Application:              An international patent application filed under
                              the provisions of the Patent Cooperation
                              Treaty, an international patent
                              filing system which provides
                              deferred patent rights in over 80
                              countries.

Peptide: A molecule containing several amino acids linked together.

Peritoneal Cavity:            The cavity of the human body which is enclosed
                              by a membrane lining the walls of the abdominal and pelvic cavities.

Pharmacodynamic:              The action of drugs at a cellular level.

Pharmacokinetic:              The rates of absorption, distribution, metabolism
                              and excretion of drugs by the body.

Product License Application   The application submitted to the FDA to qualify
or PLA:                       biological drug products for sale in the United
                              States.

Sera: The fluid component of blood after separation of cellular components.

Second-Line Chemotherapy      Any one of a combination of drugs consisting of
(in ovarian cancer):          Paclitaxel, Etoposide, CAP (cyclophosphamide,
                              adriamycin, cis-platin) or HCAP
                              (hexamethylmelamine and CAP) or
                              other drugs administered into
                              patients, who are either partial or
                              non-responders to first line
                              chemotherapy.

Tumor:                        An abnormal proliferation of malignant cells.

Tumor antigen or tumor        An antigent that is predominantly expressed in
associated antigen or TAA:    tumor tissues.

                                     PART I

ITEM 1 - DESCRIPTION OF THE BUSINESS

THE COMPANY

AltaRex Corp. ("AltaRex" or the "Company") is an emerging biotechnology company focused on research, development and the commercialization of immunotherapeutics for the treatment of solid tumor cancers. The products that the Company is developing are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy or AIT(TM). AltaRex believes that AIT(TM) induces the human immune system to produce its own highly effective anti-tumor response. The Company has filed patent applications in approximately 80 countries for its AIT(TM) technology. See "Proprietary Protection."

AltaRex has recently amended its business strategy to concentrate specifically on developing therapeutic products associated with its AIT(TM) technology. AltaRex's products are modified murine monoclonal antibodies ("MAbs") developed by the Company's scientists or licensed to the Company. The Company believes that these MAbs may be used effectively in conjunction with traditional cancer therapies.

The Company's lead product is the OvaRex(TM) drug. It utilizes a MAb having a high degree of specificity to a tumor associated antigen ("TAA") that has been found to be expressed in the majority of ovarian cancer patients. Administered to patients intravenously, the Company believes that the product acts as an immunotherapeutic agent by inducing or amplifying the human body's immune response against ovarian cancer. The OvaRex(TM) drug entered a Phase IIb clinical trial in Canada and patients were administered the drug in the first quarter of 1997. Administration of the drug to patients in a U.S. Phase IIb clinical trial began in the second quarter of 1998.

AltaRex is also developing additional cancer immunotherapeutics, based on its AIT(TM) technology, for the treatment of breast (BrevaRex(TM)), colorectal (GivaRex(TM)) and prostate (ProstaRex(TM)) cancers. The Company plans to commence a Phase I clinical trial of the BrevaRex(TM) product in the second half of 1998.

In its efforts to develop an integrated approach to the treatment of cancer, the Company was also developing two technologies known as ImmunoRadio Therapy ("IRT(TM)") and ImmunoPhotodynamic Therapy ("IPT(TM)). However, as part of its strategy to concentrate on developing therapeutic products associated with its AIT(TM) technologies, the Company has terminated or substantially reduced most of its in-house research and development efforts in areas unrelated to its AIT(TM) technologies, including the IRT(TM) and the IPT(TM) technologies.

The Company's primary objective is to develop and bring to market anti-cancer therapeutics based on its AIT(TM) technology. The Company plans to continue to focus its research activities on the discovery and the development of products that maximize the utility and application of its AIT(TM) technology platform.

HISTORY

AltaRex was founded in November 1995 by Dr. Antoine Noujaim and a team of collaborators to commence a business engaged in the discovery and development of anti-cancer immunotherapeutics. Prior to founding AltraRex, Dr. Antoine Noujaim was President of Biomira Research Inc., a wholly owned subsidiary of Biomira Inc., a public company whose shares are traded on the Toronto Stock Exchange and The Nasdaq Stock Market ("Biomira"). In 1995, Biomira planned to discontinue funding the operations of Biomira Research Inc. Dr. Noujaim and other collaborators believed that of the research projects undertaken by Biomira Research Inc., the B43 antibody project (the OvaRex(TM) Program) had the potential to be further developed into a product. As a result, in November 1995, AltaRex acquired certain components of the OvaRex(TM) Program from Biomira and its wholly owned subsidiary, Biomira Research Inc. and entered into an exclusive licensing agreement pursuant to which it acquired the OvaRex(TM) trade name and the exclusive world wide right to use, develop, manufacture and commercialize (for anti-idiotype induction therapy applications) products based on the B43 antibody.

AltaRex is located at Campus Tower, Suite 300, 8625-112 Street, Edmonton, Alberta, T6G 1K8 and the registered office of the Company is located at 1900, 715-5th Avenue S.W., Calgary, Alberta, T2P 2X6.

AltaRex U.S., Corp., the U.S. subsidiary, is located at Suite 125, 303 Wyman Street in Waltham, Massachusetts 02154. AltaRex U.S., Corp was incorporated in the State of Delaware on April 19, 1998 and will direct the business development, clinical, regulatory, contract manufacturing and investor relations efforts of the Company . Research, early product development and supporting staff will continue to operate from Edmonton.

The Company's internet address is www.altarex.com.

PLAN OF OPERATION

The Company's plan of operation for the remainder of the year ending December 31, 1998 and for the year ending December 31, 1999 is to continue to develop and test cancer immunotherapy products. The Company plans to continue the OvaRex(TM) Phase IIb clinical trial in North America and to initiate other OvaRex(TM) and BrevaRex(TM) clinical trials. Additionally, the Company plans to continue product development programs for all of its products, including the GivaRex(TM) and

ProstaRex(TM) products, and to conduct research programs on second generation AIT(TM) technologies and other therapeutic applications.

CANCER AND CONCURRENT THERAPIES

OVERVIEW

Cancer is a disease characterized by uncontrolled growth and spread of abnormal cells. The disease is believed to occur as a result of a number of factors such as genetic predisposition and external (chemicals, radiation) and internal (immune status, hormones) causes. Epidemiologists estimate that the disease is responsible for the death of approximately 6.0 million individuals throughout the world on an annual basis, with approximately 555,000 of those deaths occurring in the United States. It is estimated that 40% of all Americans will ultimately be stricken with the disease. The majority of industrialized nations report similar statistics (Scientific American, September 1996).

The world market for cancer therapeutics totals approximately US$ 6.5 billion, and is expected to increase to US$ 14.7 billion by the year 2002. The majority of cancer patients are people over the age of 65 and it is anticipated that as the population continues to age, cancer treatment will likely become the single largest health care expenditure in the United States, Canada and other industrialized nations (Frost and Sullivan, World Cancer Therapeutic Markets, August 1996).

To date, traditional approaches to the treatment of cancer have been based on a combination of surgery, radiation and chemotherapy despite the increasing amount of resources to develop new therapies for cancer, survival rates for cancer patients have not materially improved over the last 15 years (American Cancer Society, 1995 Cancer Facts & Figures).

OVARIAN CANCER

In the United States, Canada and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract. It is estimated that in the United States more than 26,000 new cases of ovarian cancer will be diagnosed and more than 14,000 women will die from this disease annually (American Cancer Society, 1996 Cancer Facts & Figures).

Although detection of the tumor at an early stage is now associated with an improved chance for curative treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests which could increase the number of patients diagnosed at the early stage of their disease. Consequently, in most diagnosed patients, the tumor has already progressed to an advanced stage (Stage III or IV), making therapeutic approaches more difficult. The five year survival rates for women with regional and distant ovarian cancer are 49% and 23%, respectively (American Cancer Society, 1996 Cancer Facts & Figures). Patients diagnosed with advanced ovarian cancer usually demonstrate a survival time of less than two years (Hoskins et al., Journal of Clinical Oncology, October
1992).

The therapeutic approach prescribed for those patients whose tumors have progressed to an advanced stage consists of surgery (debulking) in combination with adjuvant chemotherapy, which improves the patient's prognosis, particularly if the residual tumor is smaller than two centimeters in diameter. Despite the high rate of patients whose advanced stage cancer enters into clinical remission, 90% of them will eventually suffer a recurrence of their disease, the median time to disease relapse being 18 months (Hoskins et al., Journal of Clinical Oncology, October 1992).

Those patients who either have residual tumors larger than two centimeters or are left with progressive disease or a no change situation after first-line chemotherapy have a particularly poor prognosis. These individuals typically require additional chemotherapy within a period of only a few weeks or months. Second-line chemotherapy, however, suffers from a lack of suitable therapeutic agents as the tumors have usually become chemoresistant due to their inherent heterogeneity and adaptability to preceding first-line treatment.

In recent years, new chemotherapeutic agents used either as single treatments or in combination with other therapeutic agents have demonstrated an increase in survival time by as much as 50%. However, despite their apparent positive effect on survival time, these agents are generally associated with significant toxicity and side effects that reduce the patient's quality of life.

Given the rigors of repeated chemotherapeutic treatments, and taking into account the low response rates and the modest effects on survival time, patient quality of life has become a major issue. This is increasingly true as ovarian cancer affects a large number of older and postmenopausal women.

BREAST CANCER

Breast cancer is the most frequently diagnosed cancer in women. In North America, breast cancer accounts for close to 18% of female cancer deaths and is exceeded only by lung cancer which has shown a resurgence since 1985. Each year, more than 185,000 new cases of breast cancer are expected to be diagnosed in the United States alone, with more than 44,000 patients dying from it during the year (American Cancer Society, 1996 Cancer Facts & Figures).

Breast cancer is typically considered a slow growing tumor. However, some patients suffer from a more aggressive form of the disease and do not respond well to any intervention. The disease has a propensity to metastasize to distant sites in the body, beginning with nearby lymph nodes and then to other sites such as the bone, liver and brain.

Survival is excellent with early stage disease and poor when extensive disease is present. The use of aggressive screening with technologies such as digital mammography appears to play an important role in mitigating early death due to the disease. For the treatment of breast cancer, surgical treatment, either lumpectomy or mastectomy, is usually combined with radiation therapy, chemotherapy or hormonal therapy. Multi-agent chemotherapy is the usual form of treatment. The five year survival rate is 95% for patients with localized breast cancer, 75% for patients with regional disease and 20% in women with distant metastases (American Cancer Society, 1996 Cancer Facts & Figures).

GASTROINTESTINAL CANCER

Cancers of the gastrointestinal tract consist of three significant cancer diseases: colorectal, stomach and pancreatic. New cases in the U.S. each year for these three diseases are estimated to be 133,500, 26,300, and 24,000 respectively. Moreover, it is estimated that 55,000, 14,000 and 27,800 Americans, respectively, will die each year from these three cancers (American Cancer Society, 1996 Cancer Facts & Figures).

Colorectal cancer comprises about 75% of all new cases of gastrointestinal cancer. At the time of diagnosis, approximately 75% of patients with colon cancer have local or regional disease and 25% have metastatic disease (Rubin (ed.), Clinical Oncology, 7th Edition, 1993). The primary method of treatment of colorectal cancer is surgery, often in conjunction with subsequent radiation therapy. Approximately 61% of patients who undergo surgery for locoregional colon cancer have developed recurrence of the disease. Most recurrences (70%) occur within two years and almost all (90%) within five years (Rubin (ed.), Clinical Oncology, 7th Edition, 1993). Adjuvant chemotherapy has been shown to increase survival in patients with locoregional (Dukes'C) colon cancer. The five year survival rates for early localized colon and rectal cancer are about 93% and 87%, respectively, and for regional disease 63% and 53%, respectively, and less than 7% for metastatic disease (American Cancer Society, 1995 Cancer Facts & Figures).

PROSTATE CANCER

According to the American Cancer Society, prostate cancer is the second leading cause of death from cancer in men. In 1998, an estimated 184,500 new cases will be diagnosed in the U.S. and over 39,000 men will die from the disease. Between 1989 and 1992, prostate cancer incidence rates increased dramatically, probably due to the increasing use of prostate-specific antigen (PSA) blood test screenings (American Cancer Society, 1997 Cancer Facts & Figures).

The American Cancer Society's guidelines for early prostate cancer detection stress PSA blood tests and digital rectal exams of the prostate gland. Depending on age, stage of the cancer and other medical conditions of the patient, surgery or radiation are the treatments of choice. Fifty-eight percent of all prostate cancers are discovered while still localized; the five-year relative survival rate for patients whose tumors are diagnosed at this stage is 100%. Survival after a diagnosis of prostate cancer continues to decline beyond five years. According to the most recent date, 67% of men diagnosed with prostate cancer survive 10 years and 50% survive 15 years.

IMMUNOLOGICAL THERAPEUTIC APPROACH

The immunological approach to cancer therapy is based on the principle that the human immune system is capable of recognizing and eliminating cancer cells. In cancer patients, the immune system has failed, for unknown reasons, to respond to the presence of cancer cells. Immunotherapeutic approaches attempt to stimulate and enhance an anti-cancer response by the patient's own immune system.

The Company believes that the immunological therapeutic approach has inherent advantages in comparison to current conventional treatment practices. Conventional therapeutic approaches to cancer are often radical in nature and associated with severe side effects and toxicity, thereby compromising the patient's quality of life. In addition, tumors treated conventionally often re-emerge in more aggressive and treatment-resistant forms. Immunotherapy, which can be utilized in combination with traditional treatments or as a single treatment, is substantially less toxic than existing treatments and therefore may improve the patient's quality of life. Furthermore, the Company believes that immunotherapeutic approaches are potentially less costly to the health care system than are existing approaches because the treatment can be performed on an out-patient basis.

There are currently four immunological approaches to cancer therapy. They can be classified as either tumor associated antigen (TAA) dependent (e.g., passive antibody-based or active specific antigen-based) or independent (e.g., adoptive cell-based or non-specific). The primary difference between immunotherapeutic approaches is the method in which the immune system is stimulated and the nature of the subsequent immune responses.

           CONVENTIONAL IMMUNOTHERAPEUTIC APPROACHES TO CANCER THERAPY

     [CHART WHICH ILLUSTRATES THE FOUR CONVENTIONAL IMMUNOTHERAPEUTIC APPROACHES TO CANCER THERAPY: PASSIVE, ACTIVE SPECIFIC, ADOPTIVE, AND ACTIVE NON-SPECIFIC.]

ADOPTIVE IMMUNOTHERAPY

This form of therapy consists of the separation and stimulation of T-cells or tumor cells, then exposing those cells to immunostimulates in vitro in order to augment the immune system's response to tumor cells. The treated cells are then expanded in numbers and reinjected into patients. Each patient serves as the donor and recipient of his or her own T-cells. While efforts are being conducted to make this therapy more effective, wide application remains difficult due to the individual nature of the treatment.

NON-SPECIFIC IMMUNOTHERAPY

In general, this approach may be described as a method by which the immune system is non-specifically stimulated in order to destroy the tumor. The use of cytokines was proposed for this purpose, but after extensive clinical testing the original promise has been tempered by the realization that few patients appear to benefit from the use of cytokine therapy alone.

PASSIVE IMMUNOTHERAPY

This approach consists of the administration of certain immune molecules, such as antibodies, to patients who do not produce them on their own. These antibodies are generally administered in large quantities and, while targeting the cancer cells, can also be designed to act on other cell types and molecules which are necessary for tumor growth. For example, antibodies can be designed to affect the tumor's blood supply, thereby inhibiting the tumor's expansion. Alternatively, certain antibodies can act directly on the tumor by activating a cellular system to attack the tumor after the antibody is attached to it. The underlying assumption is that the antibody will recognize and bind to a cancer-specific antigen which is not expressed on normal cells. Unfortunately, some of the cancer antigens are also found on normal cells, which might also be damaged at the same time.

ACTIVE SPECIFIC IMMUNOTHERAPY

Vaccines that are based on this therapeutic approach usually involve the immunization of patients with irradiated tumor cells expressing a specific antigen or by combining the antigen itself with an appropriate carrier molecule and administering it together with an adjuvant and/or low doses of cytotoxic drugs. Modern variations to this technique, called anti-idiotype antibody therapy, consist of the formation and selection of an antigen mimic in the form of an antibody that is administered in the manner described above. While this technology holds promise, the development of an effective vaccine is highly dependent on the accurate pre-selection of the antigen or antigen mimic.

ALTAREX'S ANTI-IDIOTYPE INDUCTION THERAPY

The Company believes its AIT(TM) approach to immunotherapy is fundamentally different from the conventional approaches to immunotherapy described above. AIT(TM) technology involves the development of a murine antibody specific to a tumor-associated antigen. This antibody is subsequently modified by a proprietary technique and, after appropriate processing, is injected intravenously into a patient. This results in a complex formation with the patient's own circulating tumor antigens. It is the Company's belief that this in turn results in an immune response having unique characteristics.

The Company believes that its AIT(TM) approach to immunotherapy may provide the following advantages over conventional approaches to immunotherapy:

- The AIT(TM) immunotherapeutic approach has been used to demonstrate the stimulation of both a humoral and cellular immune response.

- The AIT(TM) immunotherapeutic approach activates the immune system in traditionally hard to treat late-stage cancer.

- The AIT(TM) immunotherapeutic approach utilizes low dose and intravenous injection of antibody.

- The AIT(TM) immunotherapeutic approach is compatible with traditional treatments.

The Company has not completed the clinical trials of its OvaRex(TM) product necessary to confirm the efficacy of its AIT(TM) technology. As a result, while the preliminary results from such trials are encouraging, there can be no assurance that the Company's products will demonstrate sufficient therapeutic benefit in the treatment of cancer patients that would lead to obtaining regulatory approval.

BUSINESS OF THE COMPANY

THE AIT(TM) TECHNOLOGY

The development of the Company's AIT(TM) technology and related products has been facilitated by advances in the field of immunotherapy that have demonstrated the existence of cellular components known as tumor associated antigens ("TAAs"). TAAs are located on the surface of cancer cells, circulate in a patient's blood or sera and are associated with the presence of specific cancer types. For example, the antigen CA125 is present at elevated levels in 80% of ovarian cancer patients (Bast et al., New England Journal of Medicine, 1993).

The AIT(TM) technology is the process by which the Company produces, selects, modifies and administers unique murine MAbs or component parts thereof that can selectively bind to TAAs that are highly associated with certain types of cancers. The Company has found that the selective binding of MAbs to TAAs can induce a number of specific anti-tumor immune responses in a cancer patient.

The AIT(TM) technology, which was developed internally by employees of the Company, is the subject of a patent application filed with the United States Patent and Trademark Office. See "Proprietary Protection." The Company's first AIT(TM) product, the OvaRex(TM) drug, is based on a murine MAb that was licensed to the Company from Biomira. See "The OvaRex(TM) Product." AltaRex may license or develop (as it has for its BrevaRex(TM) Product) other MAbs for future AIT(TM) products.

The Company believes that it has developed a method to isolate groups of TAAs associated with specific cancers. The isolated TAAs utilized by the Company to develop murine MAbs having a high degree of specificity to a particular TAA. The Company has shown that the MAb-B43, the primary component of the OvaRex(TM) drug, has a high degree of specificity to the TAA CA125, the antigen expressed by the majority of ovarian cancer patients. The Company has also developed other murine MAbs that have high specificity to TAAs associated with breast and gastrointestinal cancers. See "Clinical Experience of the OvaRex(TM) Product."

The mechanism of action of the Company's AIT(TM) technology is based on what the Company believes is the ability of the human immune system to generate a highly specific immune response to injected MAbs associated with specific TAAs. The Company believes that certain murine MAbs may, upon administration to a cancer patient, produce both a humoral and a cellular response in the patient's immune system. See "The Company's Products Clinical Experience of the OvaRex(TM) Product" below.

MECHANISM OF ACTION OF THE AIT(TM) TECHNOLOGY

There are four basic steps in the AIT(TM) technology process:

Step 1        IDENTIFICATION OF THE TUMOR ASSOCIATED ANTIGEN (TAA)

AltaRex has isolated specific antigens that have a high association with a particular cancer. To date, TAA's have been identified and isolated for ovarian, breast, colorectal and prostate cancers.

Step 2        DEVELOPMENT OF THE MONOCLONAL ANTIBODY (AB1)

AltaRex uses the identified antigens to develop a murine MAb known as Ab1. This MAb is used to elicit an immune response.

Step 3        MODIFICATION OF AB1 MONOCLONAL ANTIBODY

Using the Company's proprietary technology, antibodies from step two are modified to increase their immunogenicity (the degree to which the injected antibody is capable of eliciting an immune response). This process results in a modified murine MAb (Ab1) that is ready for use.

Step 4        INITIATION OF THE AIT(TM) "CASCADE" OF EVENTS

The injection of the modified murine MAb into the patient initiates a cascade of events. The uniqueness of the AIT(TM) technology may be attributed to the three different mechanisms by which the antibody may exert its influence on tumor cells. In the first instance, the injected Ab1 antibody stimulates production of an anti-idiotype response. Secondly, the immunogenicity of the antibody leads to a strong cellular immune response. Finally, administration of the antibody results in the formulation of a TAA-antibody complex in the blood, and a novel presentation of the TAA to the immune system. The result of this cascade of events is a tumor specific humoral and cellular response capable of killing cancer cells.

The Company has not completed the clinical trials necessary to confirm the efficacy of its AIT(TM) technology. As a result, while the preliminary results are encouraging, there can be no assurance that the Company's products will have therapeutic benefit in the treatment of cancer patients that is sufficient to obtain regulatory approval.

THE COMPANY'S PRODUCTS

The following chart sets forth certain information concerning the Company's technologies and products. The research and development of all such products are undertaken by the Company's employees:

                      SUMMARY OF TECHNOLOGIES AND PRODUCTS

--------------------------------------------------------------------------------
          TECHNOLOGY                APPLICATION               PRODUCT CANDIDATES
          ----------                -----------               ------------------
--------------------------------------------------------------------------------
Platform AIT(TM) Technology     o    Ovarian cancer       o    OvaReX(TM)
                                o    Breast cancer        o    BrevaRex(TM)
                                o    Gastrointestinal     o    GivaRex(TM)
                                     cancer
                                o    Prostate cancer      o    ProstaRex(TM)
--------------------------------------------------------------------------------
Second Generation               o    Targeted AIT(TM)     o    Bifunctional
Technologies                         immunotherapy for         antibody
o    Recombinant bifunctional        ovarian and other
     antibodies                      cancers
--------------------------------------------------------------------------------
New Applications                o    Targeted AIT(TM)     o    Multiple diseases
o    Autoimmune Disease              immunotherapy
--------------------------------------------------------------------------------

The following product status chart shows the development status for the OvaRex(TM), BrevaRex(TM), GivaRex(TM) and ProstaRex(TM) immunotherapeutics.

                             AIT(TM) PROGRAM STATUS


  [CHART WHICH ILLUSTRATES THE STAGE OF DEVELOPMENT OF EACH OF THE COMPANY'S
                     PRINCIPAL PRODUCTS IN DEVELOPMENT.]





THE OVAREX(TM) PRODUCT

The Company's lead product is the OvaRex(TM) drug. Prior to 1995, a research program for the OvaRex(TM) drug was initiated at Biomira Research Inc. In 1995, the Company acquired from Biomira certain assets and licensed certain technologies, including the antibody B43, which is utilized in the OvaRex(TM) drug. See "History." Under the terms of a licensing agreement with Biomira, the Company has a license to use the antibody B43 in connection with the development of anti-idiotype induction therapy products and applications. See "Strategic Alliances and License Agreement."

The OvaRex(TM) drug uses a murine MAb having a high degree of specificity to a TAA expressed by the majority of ovarian cancer patients (CA-125) and has been administered to patients in clinical trials intravenously without any adjuvant drugs. The Company believes that the product acts as an immunotherapeutic agent by inducing or amplifying the human body's immune response against ovarian cancer. This response is characterized by a cascade of events involving the production of specific antibodies and cytotoxic T cells in the body which target the tumor cells. The Company believes that this combination of humoral and cellular AIT(TM) action account for the observed improvement in the clinical outcome of patients receiving the OvaRex(TM) drug.

THE BREVAREX(TM) PRODUCT

The Company is developing a cancer immunotherapeutic based on the AIT(TM) technology for the treatment of breast cancer. Current efforts by the Company's scientists for the BrevaRex(TM) drug are directed toward the development of a modified murine antibody that recognizes a specific tumor marker expressed on a mucin ("MUC-1") secreted by breast cancer cells. This tumor marker, known as CA15.3, is associated with the recurrence of breast cancer in 90% of women who had been previously treated for this disease (Berry et. al., British Journal of Cancer, 1985).

The Company has established a master cell bank in order to produce a limited quantity of clinical grade murine MAb and to develop all necessary assay procedures required for the characterization of the antibody and to support clinical trials that are anticipated to begin in the second half of 1998.

THE GIVAREX(TM) PRODUCT

The Company has commenced development work on an application for gastrointestinal cancers based on the AIT(TM) technology. The Company has selected a tumor antigen known as CA19.9 that is expressed in most gastrointestinal cancers, including colorectal, stomach and pancreatic cancers (Lamarez, Serological Cancer Markets, 1992). This antigen has been used to develop a proprietary modified murine antibody for AIT(TM) applications. The ability of this antibody to generate an anti-idiotype response in animals is currently under investigation.

THE PROSTAREX(TM) PRODUCT

The Company is investigating an immunotherapeutic for prostate cancer based on AIT(TM) technology and the tumor antigen known as Prostate Specific Antigen
(PSA).

HYPOCRELLIN

On August 15, 1996, the University of Alberta licensed to the Company a unique photosensitizer chemical molecule called hypocrellin for photodynamic therapy applications. Hypocrellin is a natural product derived from Chinese mushrooms. Several investigators have demonstrated that it has superior therapeutic properties compared to the currently available photosensitizers (Estey et al., Cancer

Chemotherapy and Pharmacology, 1996). More recently, the parent compound has been synthetically produced via an efficient procedure for which patent protection has been sought by its inventors and the Company. In connection with the Company's determination to focus on its AIT(TM) technology, the Company has made the Hypocrellin project a low priority.

SECOND GENERATION TECHNOLOGIES

The strategy of the Company is to continue to engage in research activities and to develop new technologies for the immunotherapy of cancer. The Company anticipates that such technologies may lead to second generation products that will provide market protection through patents and will improve the quality and efficacy of the Company's primary products. Thus, the Company has commenced a program to evolve and broaden the first line of murine based antibody technology in order to develop both increased specificity and efficacy of the Company's products.

CLINICAL EXPERIENCE WITH THE OVAREX(TM) DRUG

An earlier formulation (for imaging purposes) of the OvaRex(TM) drug has been administered to more than 200 patients in prior clinical studies. Of the patients receiving the imaging antibody, about 50% have been evaluated for immunological response to the OvaRex(TM) drug. The principal investigators have observed that following the administration of the imaging antibody, particularly in those patients who received several doses, the patients developed an anti-idiotype response.

A retrospective statistical analysis, initially prepared by an independent statistician at the University of Dortmund in Germany, identified a statistically significant treatment effect in the survival time of patients receiving the earlier OvaRex(TM) drug, when compared to a historical group treated with conventional chemotherapy. An additional independent analysis by a statistician at the University of Western Ontario in Canada was undertaken with almost identical results. The following graph illustrates the adjusted survival curves. In this Cox Statistical Analysis, the median length of survival was 30 months for the group on conventional chemotherapy and 59 months for the group that received the earlier formulation of the OvaRex(TM) drug. Additionally, the five year survival rates as determined by this analysis were 11.4% for the chemotherapy group and 40.7% for the earlier OvaRex(TM) drug.

The Cox Analysis is a statistical method of comparing two different populations with respect to the length of survival of patients who received a drug with those who did not, while balancing the effect of other parameters that can also affect survival.

           ADJUSTED OVERALL SURVIVAL CURVES OF OVARIAN CANCER PATIENTS
                   TREATED WITH MAB B43 AND WITH CHEMOTHERAPY


   [GRAPH WHICH PLOTS THE SURVIVAL CURVES OF PATIENTS TREATED WITH MAB B43 AND WITH CHEMOTHERAPY OVER A SEVEN YEAR INTERVAL.]






The Company has not completed the clinical trials necessary to confirm the efficacy of the Company's AIT(TM) technology. As a result, while the preliminary data are encouraging, there can be no assurance that the Company's products will have therapeutic benefit in the treatment of cancer patients that is sufficient to obtain regulatory approval.

REGULATORY STATUS

     THE OVAREX(TM) DRUG

Based on the encouraging results obtained in the studies conducted to date, the Company has initiated a prospective multi-center Phase IIb clinical trial with ovarian cancer patients to definitively evaluate the clinical utility of the OvaRex(TM) drug.

In Canada, the Company received approval from the HPB on October 1, 1996 to conduct the Phase IIb clinical trial. Patient enrollment commenced in a number of major cancer centers in Canada in early 1997. In the U.S., the Company received Orphan Drug Designation for the OvaRex(TM) drug on November 26, 1996 and received approval from the FDA on May 23, 1997 to proceed with the Phase IIb trial. The first patient was treated in April 1998. This potentially pivotal trial will recruit 336 patients, is randomized, controlled, and multi-centered.

The Company also plans to conduct additional Phase II trials beginning in 1998 in patient populations that differ from the ongoing potentially pivotal Phase IIb trial. In addition, the Company plans to initiate a Phase I and Phase II bioequivalence trial of murine antibody using cell culture material.

     THE BREVAREX(TM) PRODUCT

The Company also plans to submit on IND and initiate a BrevaRex(TM) Phase I clinical trial in the second half of 1998. The Company intends to initiate a pharmacokinetic/safety study in patients under an approved IND. The patients from this study will also be assessed further to monitor clinical response in the Phase I trial.

STRATEGIC ALLIANCES AND LICENSE AGREEMENTS

In keeping with its mission to remain an innovative research-based biopharmaceutical company, the Company is seeking to license the products it develops to corporate partners. These partners would participate in the later stage clinical development of products as required by the FDA, HPB, EMEA and other international drug regulatory agencies. The partners would then have the opportunity to market the Company's products in return for payment to the Company of up-front licensing fees, milestone payments and royalties. The major objectives in seeking to license products to corporate partners include:

o Obtaining up-front payments, milestone payments and payments for equity of the Company in connection with product licensing rights;

o Minimizing research and development expenditures through cost sharing programs;

o Having access to the resources and experience of large multinational pharmaceutical corporations; and

o Maximizing long term revenue streams from royalties on the sale of the company's products.

The Company has no current plans for developing in-house manufacturing (beyond the pilot phase), marketing or sales capabilities. The Company believes that the biopharmaceutical industry has adequate manufacturing, marketing and sales capacity, which the Company believes it may access through contractual or partnership arrangements.

The Company's strategic alliances and collaborative partnerships are described below:

                               DRAXIS HEALTH INC.

The Company is a party to an alliance agreement with Draximage Inc., a wholly owned subsidiary of Draxis Health Inc. Under this agreement, the Company and

Draximage are collaborating on the product development and manufacture of pilot and scale up batches of the OvaRex(TM) drug. Draximage has agreed to manufacture vials of the OvaRex(TM) drug for clinical trials at a fixed price per vial and will have certain rights with respect to the manufacture or marketing of the OvaRex(TM) drug for commercial purposes.

                              UNIVERSITY OF ALBERTA

The Company has an alliance with the University of Alberta, the location of the Company's leased laboratory and office space. This alliance provides the Company with access to the intellectual talent present at Canada's second largest university, as well as the many scientific institutes operating under its umbrella. The Company believes that scientific networking with senior academic staff in the Facilities of Science, Pharmacy and Medicine has resulted in a number of joint scientific projects which in the medium and long term will provide it with technologies to allow it to compete with future developments in its field. In this regard, the Company is collaborating with the University of Alberta on projects designed to enhance the targeting abilities of the Company's AIT(TM) products as well as develop advanced technology to improve the performance of the present product candidates.

                      ALBERTA HERITAGE FOUNDATION AGREEMENT

The Alberta Heritage Foundation for Medical Research (AHFMR) is a foundation established by the Government of the Province of Alberta to support medical research in the Province of Alberta. The AHFMR contributed $500,000 to the funding of the current Canadian Phase IIb trial of the OvaRex(TM) product. The Company is required to repay this contribution and to pay a royalty equivalent to the amount actually received upon the commercial sales of the product, at a rate of the lesser of 5% of gross sales or $100,000 per annum. In addition, in connection with this agreement the Company granted to the AHFMR warrants to purchase 41,667 Common Shares at an exercise price of $12.00 per share.

                            BIOMIRA LICENSE AGREEMENT

The Company holds an exclusive world-wide license from Biomira for the use of the murine working hybridoma cell bank and murine antibody MAb-B43 for all anti-idiotype induction applications and products, as well as for the use of such related experimental and clinical data for anti-idiotype induction applications and products until November 30, 2010. MAb-B43 is the functional component of all OvaRex(TM) products.

The Company obtained the License from Biomira Inc. pursuant to a license agreement dated November 24, 1995 (the "License Agreement"). Under the terms of the License Agreement:

o    The Company paid an up-front fee of $150,000;

o    The Company agreed to use its best efforts to commercialize the technology;

o The Company agreed to spend a minimum of $3,000,000 to develop the technology from December 1, 1995 to December 1, 1999; and

o The Company agreed to pay a royalty to Biomira Inc. on the sale of any products developed using the B43 technology at various rates for a period of ten (10) years from December 1, 1995 to November 30, 2005.

The License Agreement only pertains to the products that will potentially use MAb B43 or a derivative thereof. The Company believes that it is currently in compliance with all of the terms of the License Agreement.

Other Company developed AIT(TM) products are not subject to the Biomira Licensing Agreement, and the Company is not obligated to pay external royalties to any third parties in respect of such products.

MANUFACTURING

The Company does not currently manufacture any of its products and it has no immediate plans to establish manufacturing facilities for commercial production of its therapeutic products. Instead, the Company's strategy, beyond the pilot phase, is to manufacture and commercialize its products through strategic alliances and licensing agreements with major pharmaceutical companies.

HUMAN RESOURCES

As at May 15, 1997, the Company had 49 employees, 40 of whom were located at the Company's head office in Edmonton, Alberta and nine of whom were located at the office of the Company's U.S. subsidiary in Waltham, Massachusetts. There were 38 employees working in research and development and 11 working in administration and corporate affairs. Twelve employees hold Ph.D.'s, nine hold masters degrees and 20 have undergraduate degrees or technical school diplomas.

None of the employees are governed by a collective bargaining agreement. The Company believes that working relationships with its employees are excellent.

REGULATORY REQUIREMENTS

Regulations imposed by government authorities in Canada and the United States, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing and eventual marketing activities for the Company's proposed products. In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the Health Protection Branch of Health Canada (the "HPB"). Drugs and biological products are subject to rigorous regulation by the Food and Drug Administration (the "FDA") in the United States and by the European Medicines Evaluation Agency ("EMEA") in Europe. The regulatory processes in Canada, the United States and Europe follow the same essential steps although timing and results may be different.

The regulatory process for the development and approval of a new drug includes the conduct of pre-clinical and clinical trials. The duration of those trials and number of subjects required to meet the requirements of the various authorities may vary according to, among other things, the disease studied, the seriousness of the side effects and the nature of the proposed treatment.

PRE-CLINICAL STUDIES

The purpose of pre-clinical studies is essentially to determine the safety, pharmacokinetics and efficacy of a new drug in animals before it is administered to humans. The data collected during pre-clinical studies must be presented in the form of an Investigational New Drug ("IND") application to the regulatory authorities in the country where clinical studies will be conducted. In the United States, unless otherwise notified, clinical studies may begin 30 days after the IND application is filed, whereas in Canada, clinical studies may not begin until 60 days after the application is submitted.

CLINICAL TRIALS

         PHASE I CLINICAL STUDIES

Phase I clinical studies are commonly performed in healthy human subjects or, more rarely, in selected patients with the targeted disease or disorder. The objective of these trials is to study the pharmacokinetics and pharmacodynamics of the drug, as well as the toxicity of the treatment and the patient's tolerance to it. Data regarding the absorption, distribution, metabolism and excretion of the drug is also compiled in Phase I clinical studies.

         PHASE II CLINICAL STUDIES

In Phase II clinical studies, preliminary evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy with a small number of patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data may also be compiled from these studies.

Phase IIb (sometimes called Phase II/III in Canada) studies can be undertaken for serious or fatal diseases. Phase IIb studies can lead to expedited review and accelerated approval by the FDA of the product for commercial sale conditional upon the completion of subsequent Phase III post-market information studies. Phase IIb studies incorporate certain design and control features of Phase III studies. If data collected from Phase IIb trials are statistically significant, authorization for accelerated approval may be sought from the FDA.

         PHASE III CLINICAL STUDIES

The Phase III clinical development program generally consists of expanded, large-scale studies of patients with the targeted disease or disorder so as to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosing regimen in comparison with standard therapy.

After an appropriate analysis, the HPB, FDA or EMEA may interrupt clinical studies at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

REGULATORY APPROVAL

Once Phase III clinical studies have been completed, the applicant will compile all results, as well as all information concerning the product and its composition, synthesis, manufacture, packaging and labeling methods, for the purpose of obtaining approval to market the product. This application is known as a New Drug Application ("NDA") or a Biologics License Application ("BLA") in the United States and as a New Drug Submission ("NDS") in Canada. Government authorities may require that Phase IV studies be performed after the product is marketed to assess its long-term effects.

Since drug manufacturing is also regulated, the applicant is required to ensure that it complies with the cGMP, which are quality standards that require the control of production activities, raw-material procurement, complaint management, product recalls, labeling and promotional material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their product is homogeneous from one lot to the next, failing which the regulatory authorities concerned may prohibit the sale of a lot and possibly require that a product be recalled.

ACCELERATED APPROVAL

The FDA has regulations which are intended to accelerate the process involved in validating the development, assessment and marketing of new diagnostic drugs or drugs used for the treatment of serious diseases for which there is no other satisfactory treatment. The fast-track designation enables the FDA to collaborate in the process of establishing research protocols and enables, but does not oblige, the FDA to approve the marketing of the product immediately after the conclusion of Phase II clinical studies. The FDA may nonetheless require that Phase III clinical tests be completed even if prior approval for marketing has been received. The HPB and EMEA also have a priority assessment procedure to approve new drugs for the treatment of serious diseases for which there is no other satisfactory alternative treatment.

ORPHAN DRUG STATUS

Orphan drug designation is designed to facilitate the introduction of drugs into the U.S. market for use in treating rare diseases or conditions. The disease must affect fewer than 200,000 patients per year in the U.S. Upon obtaining marketing approval for the drug, the FDA will grant a period of seven years during which no approval will be given to a subsequent sponsor of the same drug product for the same indication. Written application for orphan-drug status must be submitted to the Office of Orphan Drug Products Development of the FDA and must include documentation supporting the request for the particular indication. Orphan drug designation also allows the manufacturer to apply for grants from the U.S. government to help defray the cost of the clinical testing of the drug in the U.S.

COMPETITION

The biopharmaceutical industry is intensely competitive. Many companies, including other biopharmaceutical companies and biotechnology companies, are actively engaged in activities similar to those of the Company, including research and development of drugs for the treatment of cancer. More specifically, competitors for the development of new therapeutic products to treat cancer focus on MAb based cancer therapeutics, cancer vaccines and other approaches that are based on either stimulation of the body's own immune response or on MAbs. Many of these companies have substantially greater financial and other resources, larger research and development capabilities and more extensive marketing and manufacturing organizations than the Company. In addition, some such companies have considerable experience in pre-clinical testing, clinical trials and other regulatory approval procedures. There are also academic institutions, governmental agencies and other research organizations which are conducting research in areas in which the Company is working; they may also market commercial products, either on their own or through collaborative efforts.

The Company expects to encounter significant competition for the pharmaceutical products it plans to develop. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. In addition, certain pharmaceutical and biotechnology firms, including major pharmaceutical companies and specialized structure-based drug design companies, have announced efforts in the field of immunological therapy that exploit the presence of TAAs, and the Company is aware that other companies or institutions are pursuing development of new drugs and technologies directly targeted at applications for which the Company is developing its biopharmaceutical products. The Company expects that its platform AIT(TM) technology design will attract significant additional competitors over time. In order to compete successfully, the Company's goal is to develop proprietary positions in patented drugs for therapeutic markets which have not been satisfactorily addressed by conventional research strategies and, in the process, extend its expertise in biopharmaceutical products design. See "Risk Factors -- Competition."

PROPRIETARY PROTECTION

PATENTS

The Company's success depends, in part, on its ability to obtain patents, maintain its trade secrets and operate without infringing the proprietary rights of third parties. The Company attempts to protect any products and processes developed by it under the intellectual property laws of Canada, the United States and other major market countries.

The Company filed a PCT application on May 15, 1996 entitled "Method and Composition for Reconforming Multi-Epitopic Antigens to Initiate an Immune Response" which encompasses that AIT(TM) technology. On June 18, 1997, the Company filed an application for this patent in the United States. The PCT is an international application that provides deferred patent filing rights in over 80 jurisdictions, including Canada, the United States, Japan and Europe. The scope of protection sought in the PCT application is relatively broad and encompasses injection of an antibody into an immunocompetent patient to initiate an anti-tumor immune response. Thus, the scope of protection sought in the PCT application has wide application, including use of the AIT(TM) technology to treat ovarian, breast, colorectal and prostate cancer by selecting appropriate antigens and antibodies.

The Company is the beneficial owner of a series of patent applications for an invention entitled "Selective Alteration of Antibody Immunogenicity." The patent applications for this invention are currently pending in the following jurisdictions: Japan and Europe (includes Austria, Belgium, Switzerland/Liechtenstein, Germany, Denmark, Spain, France, United Kingdom, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal and Sweden). If the Company abandons diligent pursuit of any of these patent applications, it is obligated to so notify Biomira Inc. and Biomira Inc. is entitled to request an assignment to it of any such patent applications. These patent applications do not encompass the current AIT(TM) technology.

On January 10, 1997, the Company filed a U.S. patent application to protect its IPT(TM) product, and a PCT application for this technology was filed on January 9, 1998. A U.S. application was also filed on June 18, 1997 that potentially protects the manufacture of the modified antibodies for AIT(TM).

Under the License Agreement with Biomira, the Company has the exclusive, worldwide right and license to use MAb-B43 to develop, commercialize, manufacture, use and sell products which are related to anti-idiotype applications. The license includes rights under a PCT application filed by Biomira Inc. on July 6, 1993 and entitled "Photoactivation of Proteins for Conjugation Purposes."

Although the scope of patent protection which ultimately may be afforded by the Company's patent applications is difficult to quantify, the Company believes its patent strategy will afford adequate protection to conduct its business operations as described in this registration statement.

The Company also relies upon and intends to continue to rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive positions. Much of the Company's know-how and technology may not be patentable. To protect its rights, the Company requires all employees, consultants and collaborators to enter into confidentiality/non-disclosure agreements with the Company.

TRADEMARKS AND TRADE NAMES

The Company has obtained the rights to six trademarks from Biomira Inc. and is currently pursuing the registration of those trademarks in relation to its field of technology. These trademarks may impart product and/or technology recognition unique to the Company and establish worldwide recognition of these products/technologies. Several of the trademarks have been issued in Germany, Austria and Canada, with the remaining applications pending review by the various countries involved.

MEDICAL AND SCIENTIFIC ADVISORY BOARD

The Medical and Scientific Advisory Board (the "Advisory Board") of the Company is composed of seven, outside internationally recognized clinicians and scientists. The Advisory Board currently meets on an annual basis to review the operational aspects of the Company's technology and make appropriate recommendations with regards to the perceived trends and scientific direction of other companies. The members of the Advisory Board have no rights to the Company's technology and each member has signed a confidentiality agreement with the Company. Advisory Board Members receive a small honorarium and stock options for their services. The composition of the Advisory Board is:


--------------------------------------------------------------------------------
       NAME                                         INSTITUTION
       ----                                         -----------
--------------------------------------------------------------------------------
Professor D. Goodwin                         Stanford University, U.S.A.
--------------------------------------------------------------------------------
Professor A. Serafini                        University of Miami, U.S.A.
--------------------------------------------------------------------------------
Professor J.F. Chatal                        University of Nantes, France
--------------------------------------------------------------------------------
Professor C.A. Bona                          Mt. Sinai School of Medicine,
                                             U.S.A.
--------------------------------------------------------------------------------
Professor J.W. Lown                          University of Alberta, Canada
--------------------------------------------------------------------------------
Professor D.L. Mann                          University of Maryland, U.S.A.
--------------------------------------------------------------------------------
Professor P. Muller                          University of Toronto, Canada
--------------------------------------------------------------------------------

Dr. David Goodwin, M.D. is a Professor of Radiology at Stanford University School of Medicine and the Chief of Nuclear Medicine at Stanford University Medial Center, Veterans Administration Medical Center, Department of Diagnostic Radiology and Nuclear Medicine. Dr. Goodwin has held appointments at these two institutions since 1967. He received his B.Sc. and M.D. degrees from the University of Manitoba and the University of Manitoba Medical College. From 1959 to 1967, Dr. Goodwin was a resident physician at the Winnipeg General Hospital, the Royal Victoria Hospital in Montreal, the Queen Mary Veterans Hospital in Montreal and John Hopkins Hospital in Baltimore. Dr. Goodwin has received awards and honours as the co-recipient of the George von Hevesy Prize for Nuclear Medicine (awarded on the occasion of the First World Congress of Nuclear Medicine in 1974), the John Hopkins University Nuclear Medicine Distinguished Alumnus Award in 1983 and the Distinguished Scientist Award for 1988, presented at the 13th Western Regional Society of Nuclear Medicine. Dr. Goodwin is on the editorial board and acts as a reviewer for several academic journals. He has authored over 223 publications and abstracts.

Dr. Aldo Serafini, M.D. has been a Professor of Medicine and Radiology at the University of Miami, School of Medicine since 1984. Dr. Serafini received a M.D. degree from the University of Witwatersrand, Johannesburg, South Africa in 1966. From 1967 to 1972, he was a resident physician at the Jackson Memorial Hospital in Miami. Dr. Serafini is a member of the attending staff at the University of Miami Hospital and Clinic, the University of Miami/Jackson Memorial Medical Center and at the Cedars Medical Center in Miami. Dr. Serafini has numerous teaching, university committee and administrative responsibilities and is on the editorial board and acts as a reviewer for several academic journals. Dr. Serafini has had 10 visiting professorships awarded to him and has had over 233 books, monograms and abstracts published.

Dr. Jean Francois Chatal, M.D. is a University Professor, Hospital Practitioner at the College of Medicine at the University of Nantes, France and has held a hospital position as the Head of the Nuclear Medicine department of the Regional Cancer Center in Nantes since 1975. He received his Bachelor of Science degree at the University of Rennes in 1963 and his Doctor of Medicine degree from the University of Nantes in 1973. notably, he received a Doctor of Philosophy (Human Biology) degree from the University of Bordeaux, France in 1983. Dr. Chatal has professional responsibilities, among others, as the Head of the Biophysics-Oncology Group, INSERM Unit 211 in regards to the research field entitled Diagnostics and Therapeutic Applications of Radiolabeled Monoclonal Antibodies in Oncology. He is a member of several learned societies and has been involved in several scientific missions sponsored by the International Atomic Energy Association, the World Health Organization and the French Foreign Office.

Dr. Constantin Bona, M.D., Ph.D. Professor of Microbiology at the Mt. Sinai School of Medicine, New York, N.J., is the world's leading specialist in the field of anti-idiotype applications. As the author of more than 280 scientific publications and 12 textbooks in the field, Professor Bona's contributions have been most influential in bringing forth the potential of this technology in the area of cancer therapy. He is also a member of the Royal Society of Medicine, Chief Editor of four International Scientific journals, and serves on the Editorial Board of more than 16 other journals.

Dr. William Lown, Ph.D., D.I.C. Killiam Professor Chemistry at the University of Alberta. Among the many awards received by him, he is the winner of the Paul Ehrlich prize as well as the Hoffmann-La Roche prize for his numerous contributions in the field of Medicinal Chemistry. As the author of more than 350 scientific publications, his work on the design of compounds for cancer therapy makes him the foremost scientist in this field in Canada.

Dr. Dean Mann, Ph.D. Head of the Division of Immunogenetics at the university of Maryland (U.S.A.), has served for more than 25 years at the National Cancer Institute (NCI) in various capacities including Head of Biochemical Epidemiology and Head of

Immunogenetics at the NCI. His work, which was published in more than 220 scientific manuscripts is recognized for its contribution in the field of viral immunology and its relationship to cancer.

Dr. Paul Muller, M.D., F.R.C.P. In addition to his role as Professor of Surgery at the University of Toronto he is also the Surgeon-in-Chief at St. Michael Hospital. His more than 100 publications including the area of photodynamic therapy of cancer makes him the leading Canadian expert in the clinical application of this technology.

RISK FACTORS

An investment in the securities of the Company should be considered highly speculative due to the nature of the business of the Company and the present stage of its development. In evaluating the securities of the Company, the following should be considered:

POSSIBLE EXPIRATION OF LICENSE AGREEMENT FOR MAB-B43; LOSS OF EXCLUSIVITY

The Company's license with Biomira requires that the Company use its best efforts to commercialize the technology and to spend certain minimum amounts to develop the technology between 1995 and 1999. See "Strategic Alliances and License Agreements." Although the Company believes it is currently in compliance with all of the terms of the License Agreement, there can be no assurance that the Company will be able to continue to meet the obligations of the License Agreement. Should the Company's rights under the License Agreement cease to be exclusive, Biomira may elect to license the MAb-B43 technology to competitors of the Company. Although the Company believes that it would have a competitive advantage over other potential competitors based on its lead time in the regulatory process, the loss of exclusivity to the MAb-B43 technology could have a material adverse affect on the Company's business, its results of operations, its financial condition and its ability to market and develop commercially viable products based on the MAb-B43 technology.

In addition, the MAb-B43 License Agreement expires November 30, 2010. If at that time the Company cannot successfully renew the License Agreement on terms acceptable to the Company, the Company may be prevented from manufacturing and marketing products that use the MAb-B43 technology after that time. There can be no assurance that the License Agreement will be renewed on terms acceptable to the Company, and the loss of such License Agreement or renewal of the License on different terms may adversely affect the revenues, if any, from the sale of products that use the MAb-B43 technology. The expiration of the License Agreement could have a material adverse affect on the Company's business, results of operations and financial condition.

RELIANCE ON STRATEGIC RELATIONSHIPS

The Company's future success is dependent on the development and maintenance of strategic relationships. The Company intends to rely upon its strategic partners to license the products it develops and to participate in the later stage clinical development of products as required by the FDA, HPB, EMEA and other international drug regulatory agencies. The partners would then have the opportunity to market the Company's products in return for payment to the Company of up-Front licensing fees, royalties or previously agreed upon transfer prices on the sale of such products.

The Company may rely on strategic partners to complete certain clinical trials required for registration and regulatory approval of OvaRex(TM) product in world markets. If the Company fails to enter such strategic relationships on terms favorable to the Company or if these strategic partners fail to effectively complete the clinical trials, the regulatory approval of OvaRex(TM) product may be delayed, and such delay may have a materially adverse effect on the Company's results of operations and business. The Company also intends to rely on strategic partners to market the OvaRex(TM) product. If the Company fails to enter such strategic partnerships or if these strategic partners fail to effectively market OvaRex(TM) product, the Company may lose the opportunity to successfully commercialize the product. There can be no assurance that the Company will be able to enter these strategic partnerships on terms that are acceptable to the Company.

The Company does not manufacture its own products. The Company has an alliance agreement with Draximage to manufacture the OvaRex(TM) product for clinical trials. If Draximage fails to perform under the terms of the agreement or the Company is forced to seek another manufacturer of OvaRex(TM), the Company may incur significant costs and risks.

The Company also relies on a number of alliances and collaborative partnerships for the development of its products. There is no guarantee that these relationships will continue or result in any successful developments.

UNCERTAINTY ASSOCIATED WITH PRECLINICAL AND CLINICAL TESTING

Before obtaining regulatory approvals for the commercial sale of any of the Company's potential new products, the products will be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. Results of the initial preclinical and clinical testing of products under development by the Company are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical and clinical testing. Furthermore, there can be no assurance that clinical trials of products under development will be completed or will demonstrate the safety and efficacy of such products at all or to the extent necessary to obtain regulatory approvals. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development could delay or prevent regulatory approval of such product.

The rate of completion of clinical trials depends on, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in the Company's current clinical trials or future clinical trials may result in increased costs, program delays, or both.

LACK OF PRODUCT REVENUES; HISTORY OF LOSSES

To date, AltaRex has not recorded any revenues from the sale of pharmaceutical products and there can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company has accumulated net losses of approximately $7.1 million to December 31, 1997. The Company anticipates that its operating expenses and capital expenditures may increase significantly in 1998 and in subsequent years as it adds the personnel and facilities associated with advancing products throughout development, clinical trials and commercialization. The amounts and timing of expenditures will depend on the progress of ongoing research and development, the results of preclinical testing and clinical trials, the rate at which operating losses are incurred, the execution of any development and licensing agreements with strategic partners, the Company's development of additional products, the FDA, HPB and other regulatory process and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from commercial sales of its new products for several years, if at all. The Company expects to continue to incur losses unless and until such time as strategic alliance payments, product sales and royalty payments generate sufficient revenues to fund its continuing operations. The ability of the Company to achieve profitability in subsequent years depends upon, among other things, successfully completing product development efforts and obtaining regulatory approval for its lead clinical products. The development of the Company's products will require the commitment of substantial resources to conduct the time-consuming development of products to meet market and regulatory requirements and to establish strategic relationships for production capabilities. There can be no assurance that the Company will generate any revenues or achieve profitability.

The Company has several licensing agreements that require payments of royalties based on the gross revenue of the products using the underlying technology. On the successful commercialization of certain of its clinical products, the Company will be required to pay royalties from the gross revenue received by the Company on the sale of those products to the licensor of the technology. There can be no assurance that the Company will generate sufficient revenues from the sale of these products to achieve profitability.

The Company anticipates that, based on its current operating plan, its current cash reserves are sufficient to fund the Company's planned cash requirements into the second half of 1999. Beyond that, the Company intends to rely on accumulated cash reserves, if any, cash generated from operations, licensing revenues and collaborative agreements, which will be highly dependent on the Company's successful development and commercialization of its clinical products. There can be no assurance that these products will be successfully developed or commercialized. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

CAPITAL REQUIREMENTS

Based on its current operating plan, the Company estimates that its net expenditures for 1998 will significantly exceed that of 1997. The Company's future capital requirements, however, will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its pre-clinical and clinical evaluation of product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing if needed or that any such additional financing will be available on terms satisfactory to the Company.

KEY PERSONNEL

The Company is highly dependent on its senior officers, scientific personnel, consultants and management staff, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the Company's success. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

REGULATORY ENVIRONMENT; NO ASSURANCE OF PRODUCT APPROVAL

The FDA, HPB and comparable agencies in foreign countries impose substantial requirements on biotechnology and pharmaceutical companies prior to the introduction of therapeutic products. These requirements include lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures, together which involve the expenditure of substantial resources. Satisfaction of these requirements typically takes a number of years and varies substantially based on the type, complexity and novelty of the pharmaceutical product.

Any future FDA, HPB or other governmental approval of products developed by the Company may entail limitations on the indicated uses for which such product may be marketed. Approved products may be subject to additional testing and surveillance programs as required by regulatory agencies. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing.

The effect of governmental regulation may be to delay marketing the Company's products for a considerable period of time, to impose costly requirements on the Company's activities or to provide a competitive advantage to other companies that compete with the Company. Adverse clinical results could have a negative impact on the regulatory process and timing. A delay in obtaining or failure to obtain regulatory approvals could adversely affect the marketing of the Company's products and the Company's liquidity and capital resources. In addition, future legislation or administrative action may result in governmental regulations adverse to the Company. The extent of potentially adverse governmental regulation that might arise from future legislation or administrative action cannot be predicted.

To date, the Company has submitted INDs to the HPB and FDA for OvaRex(TM) product, but has not submitted such documentation for other products currently under development. There can be no assurance that the Company will obtain regulatory approval to commercialize OvaRex(TM), or that it will be in a position to file the regulatory applications for its future products.

COMPETITION

Technological competition in the pharmaceutical industry is intense. There are many companies and institutions, both public and private, including pharmaceutical companies, chemical companies, specialized biotechnology companies and research, government or academic institutions, that are engaged in developing synthetic pharmaceuticals and biotechnological products for human therapeutic applications, including the applications targeted by the Company. The Company may have to compete with these competitors to develop products aimed at treating similar conditions. Many of these competitors have substantially greater resources than the Company. There can be no assurance that developments by others will not render the Company's products or technologies non-competitive or adversely affect the commitment of the Company's commercial collaborators to the Company's programs.

The pharmaceutical industry is also characterized by extensive research efforts and rapid technological change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. Competitors of the Company may use different technologies or approaches to develop products similar to products which the Company is seeking to develop, or may develop new or enhanced products for processes that may be more effective, less expensive, safer or more readily available before the Company obtains approval of its products. There can be no assurance that the Company's products will compete successfully or that research and development will not render the Company's products obsolete or uneconomical.

PROPRIETARY RIGHTS AND PATENT PROTECTION

Because of the length of time and expense associated with bringing new products through development and the governmental approval process to the marketplace, the pharmaceutical industry has traditionally placed considerable importance on obtaining and maintaining patent and trade secret protection for significant new technologies, products and processes.

The patent protection afforded to biotechnology and pharmaceutical firms is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the breadth of claims allowed in such cases, or the degree of protection afforded under patents. These issues are further complicated in this field by the abundance of publications and/or prior art, including publications by the Company. Thus, while the Company believes that its proprietary information is protected to the fullest extent practicable, there can be no assurance that (i) any patents will be issued to the Company in any or all appropriate jurisdictions,
(ii) litigation will not be commenced seeking to challenge the Company's patent protection or that such challenges will not be successful, (iii) processes or products of the Company do not or will not infringe upon the patents of third parties, or (iv) the scope of patents that may be issued to the Company will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any patent litigation will affect the Company's efforts to develop, manufacture or market its products. The cost of litigation to uphold the validity and prevent infringement of any patents issued to the Company may be significant.

The products developed by the Company also incorporate technology and processes that will not be protected by any patent and are capable of being duplicated or improved upon by competitors. Accordingly, the Company may be vulnerable to competitors, which develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company. In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If the Company does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

MANUFACTURING AND MARKETING

The Company has limited experience in manufacturing pharmaceuticals. The Company intends to rely primarily on contract manufacturers to produce antibodies, adjuvants and other components of its products for research and development, preclinical and clinical trial purposes. The Company's products have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. There can be no assurance that third party manufacturers will be able to meet the Company's needs with respect to timing, quantity or quality. If the Company is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's preclinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, contract manufacturers that the Company may use must continually adhere to current Good Manufacturing Practices ("GMP") regulations enforced by the FDA through its facilities inspection program. If the facilities of such manufacturers cannot pass a pre-approval plant inspection, the FDA premarket approval of the Company's products will not be granted.

The Company currently has no sales, marketing or distribution experience. The Company intends to rely on its current and future strategic partners, to market its products; however, there can be no assurance that such corporate partners have effective sales forces and distribution systems. If the Company is unable to maintain or establish such relationships and is required to market any of its products directly, the Company will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. There can be no assurance that the Company will be able to maintain or establish such relationships with third parties or develop in-house sales and distribution capabilities. To the extent that the Company depends on its strategic partners or third parties for marketing and distribution, any revenues received by the Company will depend upon the efforts of such strategic partners or third parties, and there can be no assurance that such efforts will be successful.

There can be no assurance that any products successfully developed by the Company, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, will compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company will depend on the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third-party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company, and the lack of such market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT LIABILITY AND INSURANCE

The testing, marketing, sale and use of products under development by the Company may entail risk of product liability. Such risk exists in human clinical trials and even with respect to those products that receive regulatory approval for commercial sale. There can be no assurance that the Company can avoid significant product liability exposure. The Company currently has in place product liability insurance for its pharmaceutical products and expects that as it expands, it will require additional insurance. There can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or recall a product could have a material adverse effect on the business, financial condition and future prospects of the Company.

UNSTABLE SHARE PRICE

Market prices for securities of biotechnology companies generally, and of common shares in particular, are volatile. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights by the Company or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of common shares by the Company or by its current shareholders and other factors could have a significant effect on the market price of the common shares of the Company.

NO ASSURANCE OF SUCCESSFUL DEVELOPMENT

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative. The Company's realization of its long-term potential will be dependent upon the successful development and commercialization of products currently under development. There can be no assurance that these products will be delivered successfully or receive regulatory approval. The new products of the Company are currently in the research and development stages, the riskiest stages for a company in the biotechnology industry. There can be no assurance that the research and development programs conducted by the Company will result in commercially viable products. To achieve profitable operations the Company, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for the products being developed and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program. No assurances can be provided that any future animal or human test, if undertaken, will yield favorable results.

ITEM 2 - DESCRIPTION OF PROPERTY

The Company's Canadian office is located at Campus Tower, 300, 8625 - 112 Street, Edmonton, Alberta, Canada T6G 1K8. The Company's research and development facility is located at 1134 Dentistry Pharmacy Building, University of Alberta, Edmonton, Alberta T6G 2N8. The Company's U.S. office is located at Suite 125, 303 Wyman Street, Waltham, Massachusetts 02154. All of the above premises are leased by the Company.

The Company's Canadian leases are for a term of 5 years and the U.S. lease is for a three-year term. The lease costs for the Company will be approximately $260,000 in 1998 and will increase to approximately $298,000 per annum in 1999 and thereafter.

ITEM 3 - LEGAL PROCEEDINGS

The Company is not involved in any legal proceedings material to it and insofar as it is aware, no such proceedings are contemplated.

ITEM 4 - CONTROL OF REGISTRANT

Insofar as it is aware, the Company is not directly or indirectly owned or controlled by another corporation(s) or by the provincial government of Alberta, the federal government of Canada or any foreign government.

To the knowledge of the Company, no person of record owns beneficially, directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Company as at March 31, 1998, except for Dr. Noujaim as set out below:


                                IDENTITY OF PERSON OR
     TITLE OF CLASS                     GROUP                    AMOUNT OWNED              PERCENT OF CLASS
---------------------------  ---------------------------   ----------------------------    ----------------

Common Shares                Dr. Antoine A. Noujaim         3,856,200 Common Shares(1)     23.4%(1)
Common Shares                Directors and Officers         6,160,575 Common Shares(2)     37.3%(2)

Notes:

(1) This number does not include 375,000 Common Shares issuable upon the exercise of a stock option held by Dr. Noujaim which is exercisable at a price of $1.80 per share until July 26, 2001.

(2)      This number does not include:

         (a) 540,000 Common Shares issuable upon the exercise of stock options held by the directors and officers of the Company, 465,000 of which are issuable at a price of $1.80 per share until July 26, 2001, 20,000 of which are issuable at a price of $5.90 per share until February 11, 2002, 10,000 of which are issuable at a price of $5.90 per share until February 20, 2002, 15,000 of which are issuable at a price of $3.68 per share until July 8, 2002, and 30,000 of which are issuable at a price of $2.96 per share until January 22, 2003;

         (b) 207,875 Common Shares issuable under the exercise of warrants which are exercisable at a price of $3.00 per share until July 17, 1998; and

         (c) 825,000 Common Shares issuable upon the exercise of stock options, which were granted on March 4, 1998, subject to regulatory approval, and are exercisable at a price of $3.00 per share until March 4, 2003.

ITEM 5 - NATURE OF TRADING MARKET

The Common Shares of the Company were listed and posted for trading on The Alberta Stock Exchange on June 7, 1994 and on The Toronto Stock Exchange on December 20, 1996. The Company's shares were subsequently voluntarily delisted on the Alberta Stock Exchange on February 2, 1997.

All trading prior to December 12, 1995 occurred while the Company was still a junior capital pool company pursuant to Alberta Securities Commission Policy
4.11 (the "Policy"). The Common Shares of the Company were suspended from trading from December 12, 1995 to August 1, 1996 for failure by the Company to complete a "Major Transaction" pursuant to the Policy. Trading in the Company's common shares was reinstated on August 2, 1996 after the Company completed certain transactions which collectively constituted its Major Transaction under the Policy.

The following table sets forth the reported high and low sale prices of the Common Shares of the Company as reported by The Alberta Stock Exchange from January 1, 1996 to February 2, 1997 and by The Toronto Stock Exchange from December 20, 1996 to March 31, 1998. Price range and trading volume information set out below has been adjusted to reflect the four-for-one consolidation of the Company's Common Shares that occurred in November 1996.


                      PERIOD                          PRICE RANGE
                      ------                          -----------

                                                  HIGH        LOW
                                                  ----        ---

            1st Quarter, 1996                    Trading Suspended
            2nd Quarter, 1996                    Trading Suspended
            3rd Quarter, 1996                     $7.00     $5.00
            4th Quarter, 1996                      8.08      6.00
            1st Quarter, 1997                      7.00      5.00
            2nd Quarter, 1997                      5.50      3.40
            3rd Quarter, 1997                      4.30      2.50
            4th Quarter, 1997                      3.80      2.10
            1st Quarter, 1998                      3.25      2.25

The closing price of the Common Shares of the Company on The Toronto Stock Exchange on March 31, 1998 was $2.26 per Common Share.

The Company's shares are not listed on any exchange in the United States. At March 31, 1998, approximately 2% of the outstanding shares of the Company are held of record by five persons resident in the United States.

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
SECURITY HOLDERS

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's Shares, other than specific embargoes enacted by regulation sunder the United Nations Act (Canada) and withholding tax requirements. See "Item 7. Taxation."

There are no limitations under the laws of Canada or the Province of Alberta, or in the Articles of Incorporation of the Company, with respect to the right of non-resident or foreign owners to hold or vote the Shares of the Company other than those imposed by the Investment Canada Act (Canada) (the "Investment Act") and the Completion Act (Canada).

The following summarizes the principal features of the Investment Act for non-residents other than WTO investors (defined in section 14.1(b) of the Investment Act as being individual investors who are nationals of, or have the right of permanent residence in, a Member of the World Trade Organization and corporate investors who are either WTO investor-controlled in fact, or two-thirds of whose board of directors is comprised of any combination of Canadians and WTO investors) who propose to acquire Common Shares of the Company.

The Investment Act prohibits implementation of a reviewable investment by an individual, government (or agency thereof), company, partnership, trust or joint venture which is not a "Canadian" (as defined in the Investment Act (a "non-Canadian")) or a WTO investor, unless after review the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada. A reviewable investment under the Investment act is characterized as an investment for control of a Canadian business with assets valued at $5,000,000 or more, or in the case where the total assets of the Canadian business are less than half of the total assets acquired, the Canadian business assets are $50,000,000 or more. Notwithstanding the above limits, an investment can become a reviewable investment if an order for review is made by the Federal cabinet on the grounds that the investment is related to Canada's cultural heritage or national identity.

An investment in Common Shares of the Company by a WTO investor would only be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company equals or exceeds an amount determined annually by the Minister pursuant to a formula specified in the Investment Act ($172,000,000 for 1997).

A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the Common Shares of the Company. The acquisition of less than a majority, but one-third or more, of the Common Shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of Common Shares.

Certain transactions in relation to Common Shares in the Company would be exempt from the Investment Act, including:

         (a) the acquisition of Shares by a person in the ordinary course of the person's business as a trader or dealer in securities;

         (b) the acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

         (c) the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act further contains provisions which require notification to be given under the Investment Act in the circumstances where a "non-Canadian" (as defined in the Investment Act) acquires control of the Company notwithstanding that such investment is not a reviewable investment as described above.

In addition to the foregoing, certain transactions involving the Company and its security holders may be subject to notification and review under the Competition Act (Canada). In general, in order for a transaction to be notifiable, the parties together with their affiliates (defined to include parent, subsidiary and sister companies) must have assets in Canada or gross revenues from sales in, from or into Canada that exceed $400,000,000. Assuming this threshold is met, additional thresholds based on the type of transaction must be met before notification is required. If a transaction is ultimately notifiable, the parties must provide the Director of Investigation and Research (the "Director") with detailed information about the transaction and the parties, and observe a waiting period prior to closing the transaction. Without the

Director's pre-clearance of the transaction before the expiration of the waiting period, the transaction will not be permitted to be completed.

ITEM 7 - TAXATION

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of the Company's Shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Act"). The discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the company's understanding of the current administrative practices published by, and Press announcements released by Revenue Canada, Customs, excise and Taxation and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Company's Shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm's length, owned 25 percent or more of the issued shares of any class of the capital stock of the Company at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to three-quarters of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition of such shares, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the "1980 Convention").

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Company shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the company's Shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation - Certain Canadian Federal Income Tax Consequences" above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of the Company's Shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company's Shares.

HOLDERS

As used herein, a "U.S. Holder" means a holder of the Company's Shares who is a citizen or individual resident of the United States, a Company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold the Company's Shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own Company's Shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Company's Shares.

DISTRIBUTIONS ON THE COMPANY'S SHARES

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Company's Shares are required to include in gross income for United

States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Company's Shares and thereafter as gain from the sale or exchange of the Company's Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a Company.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Company's Shares will not generally be eligible for the dividends received deduction provided to Companies receiving dividends from certain United States Companies. A U.S. Holder which is a Company may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Company's Shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax, however, dividends paid, and the proceeds of a sale of Company's Shares, in the U.S. through a U.S. or U.S. related paying agent (including, a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. It should be noted, however, that under proposed Treasury Regulations which are not yet effective and which are only to be applied prospectively, any dividends paid on the Company's Shares will be subject to information reporting and potential 31% U.S. backup withholding tax. Whether and when such proposed regulations will become effective cannot be determined at this time.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Company's Shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMPANY'S SHARES

A U.S. Holder will recognize gain or loss upon the sale of the Company's Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Company's Shares. This gain or loss will be capital gain or loss if the Company's Shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are Companies (other than Companies subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company's Shares:

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold the Company's Shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or Companies, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Company's Shares to be treated as ordinary income rather than capital gain.

PASSIVE FOREIGN INVESTMENT COMPANY

As a foreign Company with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is producing passive income. U.S. Holders owning Common Shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the Common Shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of Common Shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. In addition, taxpayers owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess-distribution regime of Section 1291. Amounts included in or deducted from income under this regime (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary. The provision will apply to taxable years of U.S. persons beginning after 1997, and taxable years of foreign corporations ending with or within such taxable years of U.S. persons. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

The Company believes that it was not a PFIC for its fiscal years ended December 31, 1996 and 1997. The Company may have been a PFIC in earlier fiscal years and may be a PFIC in its current and subsequent fiscal years. If in its current or in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable a U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning the PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

CONTROLLED FOREIGN COMPANY

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign company" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes the U.S. 10-percent shareholders of a CFC currently on their pro rata shares of the subpart F income of the CFC. In effect, the Code treats those U.S. shareholders as having received a current distribution out of the CFC's subpart F income. Such shareholders also are subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit may reduce the U.S. tax on these amounts. In addition, under
Section 1248 of the Code, gain from the sale or exchange of stock by a holder of Common Shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Note that the overlap between the PFIC and CFC rules generally will be eliminated for 10-percent U.S. shareholders of a CFC. Where a foreign corporation is both a PFIC and a CFC, the provision generally will treat the foreign corporation as a non-PFIC with respect to 10-percent U.S. shareholders of the CFC. The change generally will be effective for taxable years of U.S. persons beginning after 1997, and for taxable years of foreign corporations ending with or within such taxable years of U.S. persons. Special rules are provided for stock held by PFIC shareholders subject to the rules applicable to non-qualified funds. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8 - SELECTED FINANCIAL DATA

The following table presents selected financial data for the Company which are for the periods indicated below and which are derived from the Financial Statements of the Company and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, do not differ materially from those accounting principles and requirements of the Securities and Exchange Commission in the United States ("U.S. GAAP") except as disclosed in Note 8 to the Company's Financial Statements. All figures are in Canadian funds. The selected financial data should be read in conjunction with the Company's Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Conditions and Results of Operations. To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities and its ability to continue operations is dependent on the ability of the Registrant to obtain additional financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                          FOR THE PERIOD
                                                                                         DECEMBER 1, 1995
                                             FOR THE YEAR             FOR THE YEAR             TO
                                                 ENDED                   ENDED             DECEMBER 31,
                                             DECEMBER 31,             DECEMBER 31,             1995
                                                 1997                     1996
                                        --------------------------------------------------------------------

Revenue                                 $     1,619,836          $        88,257        $        23,520
Net loss for the period (Canadian       $    (4,677,637)         $    (2,172,059)       $      (225,899)
GAAP)
Net loss for the period (U.S. GAAP)     $    (4,840,637)         $    (2,742,059)       $      (225,899)
Loss per common share (Canadian         $         (0.29)         $         (0.24)       $         (0.03)
GAAP)
Loss for common share (U.S. GAAP)       $         (0.30)         $         (0.30)       $         (0.03)
Cash dividends declared per common      $             -          $             -        $             -
share



                                           AS AT                   AS AT
                                       DECEMBER 31,            DECEMBER 31,
                                           1997                    1996
                                  ----------------------------------------------
Total assets -  Canadian GAAP     $     27,299,744        $     28,016,056
Total assets - US GAAP            $     27,299,744        $     28,016,056
Deferred lease credit             $       555,676         $              -
(Canadian and US GAAP)

The Company has paid no dividends on its shares since incorporation and does not anticipate doing so for the foreseeable future. The declaration of dividends on the Common Shares of the Company is within the discretion of the Company's board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis explains trends in the Company's financial condition and results of operation for the years ending December 31, 1997 and 1996 and the one month period ended December 31, 1995. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada which conform to accounting principles in the United States, except as described in Note 8 to the financial statements.

OVERVIEW

The Company's business is the research, development and commercialization of biopharmaceutical products for the therapy of cancer. Substantially all of the Company's products are subject to regulation by the HPB in Canada, the FDA in the United States, the EMEA in Europe and similar agencies in other countries. None of the Company's products have been approved to date. The Company has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as its cancer therapeutic products are approved by the various regulatory agencies and become commercially viable.

ACQUISITION AND AMALGAMATION

Effective July 17, 1996, the Company (formerly known as Allrich Energy Group Inc.) acquired all of the outstanding shares of AltaRex Inc. for a purchase price satisfied through the issue of 7.5 million Common Shares of the Company. These Common Shares gave AltaRex Inc.'s shareholders a controlling interest in the Company and effectively constituted a reverse take-over of the Company by the shareholders of AltaRex Inc. The Company, at the time of acquisition, was an inactive public company. The purpose of the acquisition was to realize funds associated with a private placement and special warrant offering that were completed at that time and to provide future access to public market funding. Effective May 31, 1997, the Company amalgamated with AltaRex Inc. and continued under the name of AltaRex Corp.

RESULTS OF OPERATIONS

The Company, through its predecessor AltaRex Inc., commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996.

As of December 31, 1997, the Company had incurred cumulative losses of $7.1 million. This related to a loss of $4.7 million for the year ending December 31, 1997, a loss of $2.2 million for the year ending December 31, 1996 and a loss of $200,000 for the one month ended December 31, 1995. These losses are expected to materially increase as the Company pursues its development, clinical trials and commercialization programs prior to receiving regulatory approvals and the successful introduction of the Company's products.

REVENUES

The Company's total revenues of $1.6 million for the year ending December 31, 1997 were derived primarily from interest income of $900,000 and research contract revenue of $700,000. This compares to total revenues of $88,000 for the year ending December 31, 1996, that consisted primarily of interest income, and $24,000 for the one month ending December 31, 1995. Interest income for the year ending December 31, 1997 increased $835,000 over the comparable period in 1996 due to the higher average cash and short-term investment balance that resulted from funds raised in the public share offering in late 1996. Research contract revenues for the year ending December 31, 1997 increased $665,000 over the comparable period in 1996 as a result of two government funded research contracts entered into in 1997.

Sales revenues from research contracts and for research product materials are not expected to increase significantly in the near future. However, the Company continues to explore and evaluate opportunities for the generation of revenues that can contribute to the funding of the Company's core research and development programs.

EXPENSES

The Company's research and development expenses for the year ending December 31, 1997 were $4.7 million compared to $1.7 million for the year ending December 31, 1996 and $200,000 for the one month ending December 31, 1995. The 175% increase in research and development expenses for the year ending December 31, 1997 over the comparable period in 1996 reflects the cost of supporting a higher level of activity related to research, product development and clinical trials which resulted in higher personnel, supply and clinical trial expenses. This includes the commencement of a Phase II/IIb clinical trial of the Company's lead product OvaRex(TM) in Canada, as well as the preparation for a Phase IIb clinical trial in the United States. The higher research and development expenses for the year ending December 31, 1996 compared to those for the one month ending December 31, 1995 is a result of the Company commencing significant research and development activities in 1996.

The Company's administrative and general corporate expenses for the year ending December 31, 1997 were $1.6 million compared to $500,00 for the year ending December 31, 1996 and $42,000 for the one month ending December 31, 1995. The 189% increase in administrative and general corporate expenses for the year ending December 31, 1997 over the comparable period in 1996 is a direct result of supporting the growth of the Company's research and development programs, initiating a program for business development and establishing operations as a publicly-traded company. The higher administrative and general corporate expenses for the year ending December 31, 1996 compared to those for the one month ending December 31, 1995 is a result of the Company commencing significant operations in 1996.

The Company anticipates that the level of spending in research and development will increase significantly in the near future as the Company's OvaRex(TM) and other programs enter into further research and development activities, including but not limited to cell culture production, clinical trials and seeking regulatory approvals. This will also result in the increase of administrative and general corporate expenses to support the growth in the Company's research, clinical and business development programs. The actual levels of research and development, administrative and general corporate expenditures are dependent on the cash resources available to the Company as discussed below.

FOREIGN CURRENCY EXPOSURE

To date, exposure to foreign currency fluctuations has not had a material effect on the Company's operations. Upon the opening of a U.S. office in Waltham, Massachusetts, the establishment of significant operations there and the conducting of clinical trials in the United States, the Company's risk of foreign currency exposure will increase as a potentially significant portion of its transactions will be denominated in U.S. dollars. The Company does not currently engage in hedging or other activities to control the risk of foreign currency exposure, but will continue to monitor the situation and may do so in the future as conditions warrant.

IMPACT OF THE YEAR 2000 ISSUE

Based on an assessment of the Company's internal computer programs, the Company has determined that its major computer systems are compatible with dates beyond December 31, 1999. To date, the Company has reviewed all significant suppliers and third parties to determine the extent to which the Company is exposed to possible computer system failure. The Company believes that the expected cost and availability of resources to recover information not properly processed after December 31, 1999 would not result in a material effect on the Company's results of operation. However, there can be no assurance that the Company will not be required to incur unanticipated expense in this regard.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no contributing cash flows from operations. The Company has very limited self-financing capabilities and, as a result, relies on external sources of financing such as the issue of equity or debt securities, the exercise of warrants and the receipt of royalties and milestone payments in the context of strategic alliances and partnerships to fund its research and development programs.

Investing activities for the years ending December 31, 1997 and 1996 and the one month ending December 31, 1995 were $1.5 million, $76,000 and $600,000, respectively. The major investments made in the year ending December 31, 1997 include $700,000 in leasehold improvements for its newly renovated office and research facilities, $400,000 in office and computer equipment, and $400,000 in scientific equipment. The leasehold improvements purchased in the year ended December 31, 1997 were financed primarily by an inducement from the landlord. The major investment made for the one month ending December 31, 1995 was the purchase of $500,000 of scientific equipment.

During 1997, the Company issued 1.2 million Common Shares upon the exercise of share purchase warrants and options for an aggregate exercise price of $2.9 million. During 1996, the Company issued 2.3 million Common Shares in relation to its private placement and special warrant offerings that resulted in combined gross proceeds of $4.1 million before deducting combined expenses of $600,000. These funds were raised to supply funding for the Company's ongoing research and development programs, and to provide working capital. In addition, the Company issued 4.1 million Common Shares from a public share offering in late 1996 for gross proceeds of $27.7 million before deducting expenses of $2.6 million. These funds were raised by the Company to supply funding for OvaRex(TM) clinical trial and development program, for other development and clinical programs, and for administrative and general corporate expenditures.

As of December 31, 1997, the Company's cash and short-term investments balance was $25.0 million, which consists of highly liquid government and commercial instruments with maturities not exceeding one year, compared with $27.2 million on December 31, 1996. The change in the cash and short-term investments balance is primarily the result of proceeds of $2.9 million received from the exercise of warrants and options in 1997, offset by $4.0 million in cash used in operations and the purchase of $1.5 million in capital assets (which includes the leasehold improvements financed primarily by a $620,000 inducement from the landlord). The Company anticipates that its cash requirements for fiscal 1998 will exceed that of 1997 as the

Company continues to accelerate its research, development and clinical trial programs. The Company's cash requirements are also expected to increase in 1998 in connection with the establishment of the Company's U.S. subsidiary, the opening of the offices of the subsidiary, the staffing of the U.S. office and the additional operations to be conducted in the United States. The Company believes, however, that, based upon its current operating plan, its cash and other working capital position will be sufficient to meet its cash requirements for its planned expenditures and working capital requirements into the second half of 1999.

There can be no assurance that the Company's actual expenditures for the above period will not exceed its planned expenditures. If the actual expenditures exceed the planned expenditures, the Company may be required to reduce or eliminate research and development expenditures on certain products. If the actual expenditures exceed the Company's planned expenditures, the Company will consider contract fees, collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities). If such alternatives are not available, the Company anticipates it will concentrate its resources on completing the clinical trials of OvaRex(TM).

For the Company's future capital requirements, the Company will consider contract fees, collaborative research and development arrangements with governmental or industrial partners, and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of a particular program in the future. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

As the Company does not have general earnings from its operations and does not currently have an existing credit facility, the Company's long-term liquidity depends on its ability to access the capital markets or to enter into collaborative agreements. The ability of the Company to access the capital markets or to enlist new collaborative venture partners is substantially determined by the success or failure of its research and development programs and regulatory approval of its products. The Company does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT


                                                                           PRESENT OCCUPATION AND
                                                                           POSITION DURING THE LAST
NAME AND MUNICIPALITY                   POSITION                           FIVE YEARS
---------------------------------------------------------------------------------------------------------------
Dr. Antoine A. Noujaim(2)               Chairman of the Board              Present and Chief Executive Officer
Edmonton, Alberta                                                          February from November, 1995 to 22,
                                                                           1998; President of Biomira Research
                                                                           Inc., a division of Biomira Inc. (A
                                                                           biopharmaceutical company), from
                                                                           1994 to 1995; Senior Vice-President
                                                                           of the Immunoconjugate Division of
                                                                           Biomira Inc. from 1989 to 1994;
                                                                           director of Biomira Inc. from 1985
                                                                           to 1995.


Richard E. Bagley                       President, Chief Executive         President, Chief Executive Officer
Weston, Massachusetts                   Officer and Director               and Director since February 23,
                                                                           1998. Chairman and Chief Executive
                                                                           Officer of Proscript Inc. from
                                                                           September, 1995 to February, 1998.
                                                                           President and Chief Executive
                                                                           Officer of Immulogic Pharmaceutical
                                                                           Corporation from 1990 to 1994.


Dr. Ragupathy Madiyalakan               Vice-President, Business           Vice-President of Research and
Edmonton, Alberta                       Operations                         Development since January, 1996.
                                                                           Acting Director of Immunochemistry
                                                                           for the Immunoconjugate Division of
                                                                           Biomira Inc. from January, 1994
                                                                           until December, 1995. Director,
                                                                           Biotechnology Research & Development
                                                                           of Biomira Research Inc. from
                                                                           October, 1992 to January, 1994.





Blaine Schamber                         Secretary of the Company           Secretary of the Company and
Edmonton, Alberta                       and Vice-President, Finance        Vice-President, Finance and
                                        and CFO                            Corporate Development since
                                                                           January, 1996.  Finance Manager of
                                                                           Biomira Inc. from 1991 to 1995.



Dr. Thomas R. Sykes                     Vice-President, Product            Vice-President Operations since
Edmonton, Alberta                       Development, Quality               January, 1996.  Director of
                                        Control and Manufacturing          Pharmaceutical Research and
                                                                           Development of Biomira Research
                                                                           Inc. from 1993 to 1995.  Director of
                                                                           Product Development for the
                                                                           Immunoconjugate Division of
                                                                           Biomira Inc. from 1990 to 1993.

William R. McMahan(2)                   Director since January 1,          President of Oxbow Capital
Calgary, Alberta                        1996                               Corporation (a merchant banking
                                                                           company) from October, 1993 to
                                                                           present. A Director of International
                                                                           Marketing, Oxbow Resources Limited
                                                                           (a merchant banking company) from
                                                                           January, 1992 to present. Consultant
                                                                           for Safety Boss Limited (an oilfield
                                                                           service company) from August 1, 1991
                                                                           to December 31, 1991.

Jean-Claude Gonneau(1)                  Director since January 29,         Director of the Company.  Principal
London, United Kingdom                  1997                               with Donaldson, Lufkin & Jenrette
                                                                           (an investment dealer).

Georges Hibon(2)                        Director since January 19,         Former Chairman and CEO of
New York, New York                      1998                               Pasteur Merieux Connaught North
                                                                           America.

Monique Begin(1)                        Director since May 14, 1998        Professor emerita, University of
Ottawa, Ontario                                                            Ottawa.  Dean, Faculty of Health
                                                                           Sciences, University of Ottawa from
                                                                           1990 to 1997. Minister of National
                                                                           Health and Welfare for the
                                                                           Government of Canada from March 1980
                                                                           to September 1984.

Jim A. Wright(1)                        Director since May 14, 1998        Chairman of the Board, President
Winnipeg, Manitoba                                                         and Chief Scientific Officer of
                                                                           GeneSense Technologies Inc. since
                                                                           1997.  Terry Fox Senior Research
                                                                           Scientist of the National Cancer
                                                                           Institute of Canada since 1990.
                                                                           Associate Director, Manitoba
                                                                           Institute of Cell Biology since 1989.

NOTES:

(1)      Member of Audit Committee.
(2)      Member of Compensation Committee.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

COMPENSATION OF EXECUTIVE OFFICERS

During the fiscal year ended December 31, 1997, the Company had four executive officers. The aggregate cash compensation paid by the Company to such executive officers, as a group, from January 1, 1997 to December 31, 1997 was $535,000. The following table details compensation information for the period from January 1, 1997 to December 31, 1997, and the period from July 17, 1996 to December 31, 1996.


====================================================================================================================================
                                           SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  LONG-TERM
                                               ANNUAL COMPENSATION                                COMPENSA-
                                                                                                    TION
                                            ---------------------------------------------------------------

                                                                                                   AWARDS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   COMMON
                                                                                  OTHER            SHARES
                                                                                  ANNUAL            UNDER          ALL OTHER
                                                                                 COMPEN-           OPTIONS          COMPEN-
          NAME AND                              SALARY            BONUS           SATION           GRANTED          SATION
     PRINCIPAL POSITION            YEAR           ($)              ($)             ($)               (#)            ($)(2)
------------------------------------------------------------------------------------------------------------------------------------
Dr. Antoine A. Noujaim(1)          1997        220,000             Nil              Nil              Nil             6,312
President and Chief                1996         78,602             Nil              Nil          375,000               Nil
Executive Officer

Dr. R. Madiyalakan                 1997        105,000           5,771              Nil           10,000             3,997
Vice-President, Research
and Development

Dr. Thomas Sykes                   1997        105,000             Nil              Nil           10,000             4,269
Vice-President,
Operations

Blaine Schamber                    1997        105,000             Nil              Nil           10,000             4,206
Vice-President, Finance
and Corporate
Development
====================================================================================================================================

Notes:

(1) Dr. Noujaim, Dr. Madiyalakan, Dr. Sykes and Mr. Schamber became officers of the Company on July 17, 1996 upon the acquisition by the Company of all of the issued shares of AltaRex Inc.

(2) Compensation under the column "All Other Compensation" is with respect to employee benefits such as health care, life insurance and a group retirement saving plan.

     The Summary Compensation Table above and the Stock Option Grant and the Stock Option Exercise Tables below present information concerning the fiscal year ended December 31, 1997. Mr. Bagley, who joined the Company as President and

Chief Executive Officer in February 1998, currently receives a salary of $350,000 per year. In March 1998, options to purchase 825,000 Common Shares were granted to Mr. Bagley, subject to regulatory approval, at an exercise price of $3.00.

STOCK OPTIONS

The following table details information with respect to the grant of options by the Company to Dr. Noujaim, Dr. Madiyalakan, Dr. Sykes and Mr. Schamber during the fiscal year ended December 31, 1997:


====================================================================================================================================
                                                 OPTION GRANTS
------------------------------------------------------------------------------------------------------------------------------------
                                                                               MARKET VALUE OF
                                  COMMON        % OF TOTAL                      COMMON SHARES
                                  SHARES          OPTIONS                         UNDERLYING
                                  UNDER         GRANTED TO      EXERCISE OR     OPTIONS ON THE
                                 OPTIONS         EMPLOYEES      BASE PRICE       DATE OF GRANT
                                 GRANTED       IN FINANCIAL      ($/COMMON         ($/COMMON
          NAME                      #              YEAR           SHARE)             SHARE)             EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------------------------
Dr. Antoine                       Nil              Nil             Nil                 Nil                   N/A
Noujaim,President and
Chief Executive Officer

Dr. R. Madiyalakan              10,000(1)          12%             $5.90               $5.90            February 11, 2002
Vice-President,
Research and Development

Dr. Thomas Sykes                10,000(1)          12%             $5.90               $5.40            February 20, 2002
Vice-President,
Operations

Blaine Schamber                 10,000(1)          12%             $5.90               $5.90            February 11, 2002
Vice President, Finance
and Corporate
Development
====================================================================================================================================


Notes:

(1) These options vest subject to the achievement of certain goals and milestones.

     The following table details information with respect to all options held by Dr. Noujaim, Dr. Madiyalakan, Dr. Sykes and Mr. Schamber and outstanding on December 31, 1997. None of these executive officers exercised options in 1997.

================================================================================
               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES
--------------------------------------------------------------------------------


                                  NUMBER OF
                                  SECURITIES
                                  UNDERLYING
                                 UNEXERCISED          VALUE OF UNEXERCISED
                              OPTIONS AT FISCAL       IN-THE-MONEY OPTIONS
                                   YEAR-END            AT FISCAL YEAR-END
                                 Exercisable/           ($)Exercisable/
           NAME                 Unexercisable            Unexercisable
--------------------------------------------------------------------------------
Dr. Antoine A.
Noujaim                        125,000/250,000       $150,000/$300,000 (1)
--------------------------------------------------------------------------------
Dr. R. Madiyalakan               8,333/26,667          $10,000/$20,000(1)
--------------------------------------------------------------------------------
Dr. Thomas Sykes                 8,333/26,667          $10,000/$20,000(1)
--------------------------------------------------------------------------------
Blaine Schamber
                                 8,333/26,667          $10,000/$20,000(1)
================================================================================

NOTE:

(1) This amount was determined by multiplying the number of Common Shares covered by such options (the "Shares") by the closing price of the Common Shares on The Toronto Stock Exchange on December 31, 1997 ($3.00 per share) and subtracting therefrom the product of the number of Shares and the exercise price thereof ($1.80 per share or $5.90 respectively). See "Stock Options."

COMPENSATION OF DIRECTORS

In 1997, each director, with the exception of Dr. Antoine A. Noujaim, received a fee of $5,000 per annum and $500 per meeting. Further, all directors are eligible to receive stock options and are entitled to receive their reasonable out-of pocket disbursements incurred on the business of the Company. In the aggregate, a total of $20,500 in fees was paid to the members of the Board of Directors during the period from January 1, 1997 to December 31, 1997. One director, Dr. Lowell T. Harmison, received remuneration as a consultant to the Company for which he received remuneration in the amount of $192,944 for the period of January 1, 1997 to November 4, 1997, on which date Dr. Harmison resigned as a director of the Company.

ITEM 12   OPTIONS TO PURCHASE SECURITIES FROM
          REGISTRANT OR SUBSIDIARIES

                                STOCK OPTIONS

     As at March 31, 1998, there were outstanding options to purchase a total of 1,098,833 Common Shares under the Company's stock option plan as follows:

--------------------------------------------------------------------------------
                NUMBER                            EXERCISE
                  OF                              PRICE PER
GROUP           SHARES      DATE OF GRANT         SHARE        EXPIRY DATE
--------------------------------------------------------------------------------

Directors        15,000     July 26, 1996         $1.80        July 26, 2001
(excluding       15,000     July 8, 1997          $3.68        July 8, 2002
executive        30,000     January 22, 1998      $2.96        January 22, 2003
officers)(1)
--------------------------------------------------------------------------------

Executive       450,000     July 26, 1996         $1.80        July 26, 2001
Officers (1)     20,000     February 11, 1997     $5.90        February 11, 2002
                 10,000     February 20, 1997     $5.90        February 20, 2002
--------------------------------------------------------------------------------

Employees       123,500     July 26, 1996         $1.80        July 26, 2001
                 13,333     February 4, 1997      $6.00        February 4, 2002
                 34,000     July 8, 1997          $3.68        July 8, 2002
                  3,000     November 7, 1997      $3.30        November 7, 2002
                 10,000     February 1, 1998      $2.84        February 1, 2003

--------------------------------------------------------------------------------

Consultants     155,000     July 26, 1996         $1.80        July 17, 1998
                110,000     July 8, 1997          $3.68        July 8, 2002
                 10,000     November 7, 1997      $3.30        November 7, 2002
                100,000     January 26, 1998      $2.75        January 26, 2003

--------------------------------------------------------------------------------

Note:

(1) Excludes options to purchase 825,000 Common Shares granted, subject to regulatory approval, at an exercise price of $3.00 to Richard E. Bagley, the President and Chief Executive Officer of the Company, in March 1998.

There is also currently issued and outstanding:

     (a) warrants to purchase a total of 1,138,650 Common Shares exercisable until July 17, 1998 at an exercise price of $3.00 per share;

     (b) an agent's option to purchase 72,500 units at a price of $1.80 per unit which is exercisable until July 17, 1998. Each unit consists of one Common Share and one warrant to purchase a further Common Share. Each such warrant is exercisable until July 17, 1998 at a price of $3.00; and

     (c) warrants to purchase a total of 41,667 Common Shares exercisable until February 28, 2000 at a price of $12 per share.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers or shareholders of the Company who beneficially own, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since July 1996 or in any proposed transaction which has materially affected or will materially affect the Company, except for the following:

1. On July 17, 1996 the Company acquired all of the issued and outstanding shares of AltaRex Inc. for a purchase price satisfied by the issuance by the Company of 7,525,000 Common Shares (the "AltaRex Acquisition"). As a result, the former shareholders of AltaRex Inc. became the controlling shareholders of the Company and AltaRex Inc. became a wholly owned subsidiary of the Company. Each of the officers and directors of the Company (other than Mr. Gonneau) directly or indirectly owned shares of AltaRex Inc. prior to the AltaRex Acquisition and therefore received Common Shares of the Company pursuant to the AltaRex Acquisition. The numbers of Common Shares of the Company referred to in this paragraph have been adjusted to reflect a consolidation of the Common Shares of the Company which was effected in November of 1996.

2. AltaRex Inc. entered into loan agreements with several individuals between January 1, 1996 and July 17, 1996 pursuant to which it borrowed $1,100,000 (the "Bridge Financing"). Dr. Antoine A. Noujaim and 668355 Alberta Ltd. loaned $100,000 and $400,000 respectively to AltaRex Inc. pursuant to the bridge financing. The loans from Dr. Noujaim and 668355 Alberta Ltd. were unsecured loans bearing interest at 12% per annum. The bridge financing was repaid in full by AltaRex Inc. on July 30, 1996. William R. McMahan, a director of the Company, is a director of 668355 Alberta Ltd. and a trust established for the benefit of his family is a major shareholder of 668355 Alberta Ltd.

                                    PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

Not Applicable

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES

Not Applicable

                                     PART IV

ITEM 17 - FINANCIAL STATEMENTS

See the Financial Statements listed in Item 19 hereof and attached hereto as EXHIBIT A, which are filed and incorporated herein as part of this Annual Report.

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to United States generally accepted accounting principles. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars see page ii of this Annual Report.

ITEM 18 - FINANCIAL STATEMENTS

Not Applicable

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Report of Ernst & Young, Independent Chartered Accountants

Consolidated balance sheets as at December 31, 1997 and December 31, 1996

Consolidated statements of loss and accumulated deficit for the years ended December 31, 1997 and 1996, and for the period December 1, 1995 to December 31, 1995

Consolidated statements of cash flows for the year ended December 31, 1997 and 1996, and for the period December 1, 1995 to December 31, 1995

Notes to the Consolidated Financial Statements

EXHIBITS

The list of Exhibits filed as part of this Annual Report on Form 20-F are set forth on the Exhibit Index immediately preceding such Exhibits, and is incorporated herein by this reference.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


ALTAREX CORP.


Per:     /s/ Richard E. Bagley
         -------------------------------------
         Richard E. Bagley
         President and Chief Executive Officer

DATED this 20th day of May, 1998.

                                                                     EXHIBIT A
                                                                     ---------


                              FINANCIAL STATEMENTS


                                  ALTAREX CORP.




                                DECEMBER 31, 1997

                                AUDITORS' REPORT





To the Shareholders of
ALTAREX CORP.

We have audited the balance sheets of AltaRex Corp. as at December 31, 1997 and 1996 and the statements of loss and accumulated deficit, and the statements of cash flows for the years ended December 31, 1997 and 1996, and for the one month period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years ended December 31, 1997 and 1996, and for the one month period ended December 31, 1995 in accordance with accounting principles generally accepted in Canada.




Edmonton, Canada                                           /s/ Ernst & Young
February 16, 1998                                          ---------------------
                                                           Chartered Accountants

ALTAREX CORP.


                                     BALANCE SHEETS



As at December 31



                                                       1997             1996
(in Canadian dollars)                                    $                 $
--------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and short-term investments                      25,002,106      27,215,949
Accounts receivable                                     192,299          72,323
Investment tax credit receivable [note 6]               247,734         247,734
Prepaid expenses                                        274,837           4,840
--------------------------------------------------------------------------------
                                                     25,716,976      27,540,846
CAPITAL ASSETS [NOTE 3]                               1,582,768         475,210
--------------------------------------------------------------------------------
                                                     27,299,744      28,016,056
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities              1,035,299         489,923
--------------------------------------------------------------------------------
                                                      1,035,299         489,923
DEFERRED LEASE CREDIT [NOTE 4]                          555,676
--------------------------------------------------------------------------------
                                                      1,590,975         489,923
--------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES [note 7]

SHAREHOLDERS' EQUITY
Share capital [note 5]                                32,784,364     29,924,091
Accumulated deficit during the development stage      (7,075,595)    (2,397,958)
--------------------------------------------------------------------------------
                                                      25,708,769     27,526,133
--------------------------------------------------------------------------------
                                                      27,299,744     28,016,056
--------------------------------------------------------------------------------

See accompanying notes

On behalf of the Board:


                                          Director                     Director

ALTAREX CORP.


                             STATEMENTS OF LOSS AND
                               ACCUMULATED DEFICIT






                                                                        ONE MONTH
                                                 YEARS ENDED              ENDED        DEC.1, 1995
                                                 DECEMBER 31,          - DEC. 31,      - DEC. 31,
                                               -----------------
                                              1997          1996          1995            1997
(in Canadian dollars)                           $             $             $               $
-------------------------------------------------------------------------------------------------

REVENUES
Research contracts [note 7]                   680,000       15,000                        695,000
Sale of research materials                     39,760        8,589         23,520          71,869
Interest income                               900,076       64,668                        964,744
-------------------------------------------------------------------------------------------------
                                            1,619,836       88,257         23,520       1,731,613
-------------------------------------------------------------------------------------------------

EXPENSES
Research and development                    4,733,918    1,720,031        207,801       6,661,750
General and administrative                  1,563,555      540,285         41,618       2,145,458
--------------------------------------------------------------------------------------------------
                                            6,297,473    2,260,316        249,419       8,807,208
--------------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                      (4,677,637)  (2,172,059)      (225,899)     (7,075,595)
Accumulated deficit, beginning of year     (2,397,958)    (225,899)
--------------------------------------------------------------------------------------------------

ACCUMULATED DEFICIT, END OF YEAR           (7,075,595)  (2,397,958)      (225,899)     (7,075,595)
--------------------------------------------------------------------------------------------------

NET LOSS PER COMMON SHARE [NOTE 2]            ($0.29)      ($0.24)        ($0.03)
--------------------------------------------------------------------------------------------------

Weighted-average number of
   common shares                           15,894,880    9,067,374      7,525,000
--------------------------------------------------------------------------------------------------


See accompanying notes

ALTAREX CORP.


                                                     STATEMENTS OF CASH FLOWS


                                                           YEARS ENDED           ONE MONTH
                                                          DECEMBER 31,             ENDED        DEC. 1, 1995
                                                       -----------------         -DEC. 31,      -DEC. 31,
                                                         1997       1996            1995           1997
(IN CANADIAN DOLLARS)                                      $          $               $              $
-----------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES
Net loss                                           (4,677,637)    (2,172,059)      (225,899)    (7,075,595)
Adjustments to reconcile net loss to net
  cash used in operating activities:
   Depreciation and amortization                      366,268        127,816          9,717        503,801
Amortization of deferred lease credit                 (64,324)                                     (64,324)
   Interest expense satisfied through
    issuance of common shares                                         12,066                        12,066
Net changes in non-cash working capital
 balances                                             374,431       (163,546)       109,544        320,429
-----------------------------------------------------------------------------------------------------------
                                                   (4,001,262)    (2,195,723)      (106,638)    (6,303,623)
-----------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets                         (1,473,826)       (45,473)      (567,270)    (2,086,569)
Acquisition of altarex corp                                          (30,250)                      (30,250)
-----------------------------------------------------------------------------------------------------------
                                                   (1,473,826)       (75,723)      (567,270)    (2,116,819)
-----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

Issue of common shares, net [note 5]                2,860,273     25,391,601      1,000,000     29,251,874
Issue of Private Placement Units, net [note 5]                     2,340,674                     2,340,674
Issue of Special Warrants, net [note 5]                            1,210,000                     1,210,000
Share subscription receivable                                        293,963       (293,963)
Deferred lease credit                                 620,000                                      620,000
Net changes in non-cash financing balances           (219,028)       219,028
-----------------------------------------------------------------------------------------------------------
                                                    3,261,245     29,455,266        706,037     33,422,548
-----------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
   SHORT-TERM INVESTMENTS                          (2,213,843)    27,183,820         32,129     25,002,106
Cash and short-term investments,
   Beginning of year                               27,215,949         32,129
-----------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS,
   END OF YEAR                                     25,002,106     27,215,949         32,129     25,002,106
-----------------------------------------------------------------------------------------------------------

See accompanying notes

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



1. BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

The Company, incorporated under the Alberta Business Corporations Act, is a biotechnology company that is engaged in the research and development of biopharmaceutical products for the therapy of cancer. The Company is in its development stage.

The Company's ability to complete its research and development program and commercialize its technology is dependent on the Company continuing to arrange the necessary financing and the receipt of regulatory approvals to use its products in the therapy of cancer.

ACQUISITION OF ALTAREX INC.

Effective July 17, 1996, AltaRex Corp. (formerly known as Allrich Energy Group Inc.) acquired 100% of the issued and outstanding common shares of AltaRex Inc. by issuing a total of 7,525,000 of AltaRex Corp.'s common shares. At the date of acquisition, AltaRex Corp. was a non-operating company with net monetary liabilities totalling $30,250, which amount approximated their net fair value. AltaRex Inc. was incorporated on October 31, 1995 and commenced active operations on December 1, 1995. By this transaction, sufficient common shares of AltaRex Corp. were issued so that a controlling interest (approximately 74%) of the corporate group passed to the former shareholders of AltaRex Inc. Accordingly, for accounting purposes, AltaRex Inc. was treated as the purchaser, and the acquisition was accounted for as a reverse take-over. The legal parent company, AltaRex Corp., is deemed to be a continuation of AltaRex Inc., and accordingly, these financial statements are a continuation of the financial statements of AltaRex Inc., the legal subsidiary, and not the legal parent. In these financial statements, the comparative figures presented are those of AltaRex Inc. In making the acquisition, AltaRex Inc. acquired net liabilities of approximately $30,250 which amount has been charged to share issue costs. The acquisition has been accounted for using the purchase method with the cost of the purchase being a nominal $1.

AMALGAMATION OF ALTAREX CORP. AND ALTAREX INC.

Effective May 31, 1997, AltaRex Corp. amalgamated with its wholly-owned subsidiary, AltaRex Inc., to continue operations as AltaRex Corp. For accounting purposes, the amalgamation has been accounted for based on the carrying amounts of the assets and liabilities of AltaRex Corp. and AltaRex Inc. prior to the amalgamation.

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which do not differ materially from those established in the United States, except as disclosed in
Note 8. The preparation of financial statements in conformity with such principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

REVENUE RECOGNITION

Research material sales are recognized as materials are delivered.

Revenue from research contracts, which includes government funding of research projects, is recognized as the services are performed based on costs incurred or, for those contracts that provide for milestone payments, as milestones are achieved. Amounts received under research contracts are not refundable if the research effort is unsuccessful. Amounts received in advance of services to be performed are recorded as unearned revenue.

CASH AND SHORT-TERM INVESTMENTS

The Company invests its surplus cash in highly liquid government and commercial instruments with maturities not exceeding one year. The carrying cost of short-term investments approximates their fair value. The short-term investments held at December 31, 1997 have maturity periods averaging 5 months and average interest rates approximating 3.9%.

CAPITAL ASSETS

Capital assets are stated at cost net of investment tax credits. Depreciation and amortization is provided at rates which are designed to allocate the cost of the assets, on a straight-line basis, over their estimated useful lives as follows:
             Scientific equipment                      5 years
             Computer software and equipment           3 years
             Office equipment                          5 years
             Leasehold improvements                    5 years, term of lease

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rate of exchange at the period end; transactions during the period are translated at the rate of exchange in effect at the date of the transaction. Gains and losses arising from these translation adjustments are included in income.

INVESTMENT TAX CREDITS

The Company is permitted to offset federal income taxes payable with unapplied investment tax credits which are based on the cost of carrying on qualifying research and development activities and the cost of qualifying new equipment (see note 6).

Refundable investment tax credits received by the Company relating to the acquisition of assets are deducted from the cost of the related asset. Refundable investment tax credits received by the Company relating to current expenses are included in the determination of net income as a reduction of research and development costs.

INCOME TAXES

Income taxes have been provided on a deferred tax allocation basis whereby the provision for income taxes is determined on the basis of income and expenses included on the statement of income rather than the related amounts reported in the income tax returns of the Company. Deferred income taxes relate primarily to differences between the amount of depreciation and amortization recorded for accounting purposes and capital cost allowance claimed for income tax purposes.

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOSS PER SHARE

In accordance with accounting principles applicable to reverse take-overs, the loss per share figures are calculated on the following basis:

o The number of shares outstanding from the beginning of the fiscal period to the date of the reverse take-over on July 17, 1996 and for the comparative periods, are deemed to be the number of shares issued by AltaRex Corp. to AltaRex Inc.

o The number of shares outstanding from the date of the reverse take-over to the end of each of the fiscal periods are deemed to be the actual number of shares of AltaRex Corp. outstanding in each period.

The loss per share figure is calculated on the weighted-average number of shares outstanding based on the numbers determined above, including shares held in escrow.

3. CAPITAL ASSETS
                                          1997                  1996
                                 ---------------------  -------------------
                                          ACCUMULATED           ACCUMULATED
                                   COST   DEPRECIATION   COST   DEPRECIATION
                                     $          $          $           $
--------------------------------------------------------------------------------
Scientific equipment              954,565     306,144    553,151     118,926
Computer software
   and equipment                  174,658      74,763     48,583      16,237
Office equipment                  244,346      50,820     11,009       2,370
Leasehold improvements            713,000      72,074
--------------------------------------------------------------------------------
                                2,086,569     503,801    612,743     137,533
--------------------------------------------------------------------------------
NET BOOK VALUE                          1,582,768               475,210
--------------------------------------------------------------------------------

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



4. DEFERRED LEASE CREDIT

The deferred lease credit relates to leasehold improvements provided to the Company by the landlord for its leased office and research facilities. The deferred lease credit is being amortized over the term of the lease agreements which is five years (see note 7). For the year ended December 31, 1997, rent expense was reduced by $64,324.

5. SHARE CAPITAL

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares.

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



5. SHARE CAPITAL (CONTINUED)

ISSUED AND OUTSTANDING COMMON SHARES

Summarized below are the Company's issued and outstanding common shares:

                                                                                           AMOUNT
                                                                                       PERTAINING TO
                                                                                        ALTAREX INC.
                                                                   NUMBER OF               SHARE
                                                                 ALTAREX CORP.            CAPITAL
                                                                    SHARES                   $
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 1, 1995                                       1,169,330
   Issue of shares                                                   25,000
   Initial capitalization of Company                                                    1,000,000
--------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                      1,194,330             1,000,000
   Private placement of shares                                                            175,200
Issue of shares in settlement of interest payable                                          12,066
   Shares issued in private placement of unit sales               1,497,500             2,310,424
   Shares issued to acquire AltaRex Inc.                          7,525,000                     1
   Issue of shares for cash from exercise of Special Warrants       797,500             1,210,000
   Shares issued for cash in public offering                      4,100,000            25,036,466
   Issue of shares resulting from exercise of stock options         116,933                76,014
   Issue of shares resulting from exercise of Warrants               43,300               103,920
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                     15,274,563            29,924,091
   Issue of shares resulting from exercise of stock options          95,000               170,931
   Issue of shares resulting from exercise of Warrants            1,113,050             2,689,342
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                     16,482,613            32,784,364
-------------------------------------------------------------------------------------------------

Effective November 28, 1996, the shareholders approved a consolidation of the Company's common shares, on the basis of one new common share for every four existing common shares. These financial statements reflect the share consolidation for all periods presented.

On July 17, 1996, the Company issued 1,497,500 common shares on the exercise of Private Placement Units ("Units"). The Units were issued on July 17, 1996 for gross proceeds of $2,695,500 inclusive of Units issued for $175,000 in commission charges. The Units consisted of 1,497,500 common shares and common share purchase warrants ("Warrants") that are exercisable into 1,497,500 common shares.

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



5. SHARE CAPITAL (CONTINUED)

On November 18, 1996 a total of 797,500 common shares were issued on the exercise of Special Warrants. The Special Warrants were issued on July 17, 1996 for gross proceeds of $1,435,500 inclusive of Special Warrants issued for $130,500 in commission charges. The Special Warrants consisted of 797,500 common shares and Warrants that are exercisable into 797,500 common shares. As additional consideration for the services rendered by the Underwriter related to the Special Warrant issuance, a compensation option was granted. The compensation option consists of Optioned units that when exercised will result in the issuance of 72,500 common shares and Warrants that are exercisable into 72,500 common shares.

On December 20, 1996, the Company issued 4,100,000 common shares in a public offering for gross proceeds of $27,675,000. The net proceeds of $25,036,466, after related issue expenses of $2,638,534, were provided to the Company.

A total of 5,260,757 (December 31, 1996 - 7,834,330) common shares of the Company are being held in escrow for regulatory purposes and released on the following basis:

o An amount of 4,831,204 (December 31, 1996 - 7,190,000) common shares will be released from escrow on a basis pro rata to each shareholder, of one common share for each $1.20 of gross research and development costs incurred by the Company to a maximum in any one year of 2,396,666 common shares.

o An additional 429,553 (December 31, 1996 - 644,330) common shares will be released from escrow on a basis pro rata to each shareholder of one half of the escrowed shares on each of the second and third anniversaries of the July 17, 1996 reverse take-over.

WARRANTS AND STOCK OPTION PLAN

In 1997, the Company amended its stock option plan for directors, officers, employees and consultants. Pursuant to the amended plan, a total of 1,544,206 common shares of the Company are reserved for issue of stock options, of which 565,373 are available for grant at December 31, 1997. At December 31, 1997, there were 683,833 (December 31, 1996 - 608,500) stock options outstanding for directors, officers and employees and 295,000 (December 31, 1996 - 250,000) options for consultants.

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



5. SHARE CAPITAL (CONTINUED)

The following warrants and stock options to purchase common shares are outstanding:


                                    SHARES ISSUABLE ON
                                        EXERCISE OF
                                 -------------------------
                                                                               EXERCISE PRICE    YEAR OF
                                 STOCK OPTIONS    WARRANTS                       PER SHARE        EXPIRY
                                                                                    $
--------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 1 AND
 DECEMBER 31, 1995                        Nil         Nil
     Granted                                        72,500                            1.80        1998
     Granted                                     2,367,500                       2.40-3.00        1998
     Granted                          250,000                                         1.80        1998
     Granted                          608,500                                         1.80        2001
     Exercised                                     (43,300)                      2.40-3.00        1998
------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996          858,500    2,396,700
     Granted                                        41,667                           12.00        2000
     Granted                           43,333                                    5.90-6.00        2002
     Granted                          161,500                                         3.68        2002
     Granted                           13,000                                         3.30        2002
     Exercised                        (95,000)                                        1.80        1998
     Exercised                                    (1,113,050)                    2.40-3.00        1998
     Cancelled                         (2,500)                                        3.68        2002
------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997          978,833    1,325,317
------------------------------------------------------------------------------------------------------

6. INCOME TAX

During the period January 1 to July 17, 1996 approximately $300,000 of investment tax credits were claimed, $250,000 of which is refundable and $50,000 of which can be used as credits to reduce federal income taxes. Prior to the reverse take-over acquisition, AltaRex Inc. was eligible for refundable scientific research and experimental development investment tax credits. Subsequent to the reverse take-over acquisition, the Company is eligible for such credits but at a reduced rate which may only be applied against federal taxes payable. The accumulated non-refundable investment tax credits as at December 31, 1997 approximate $1,360,000 (December 31, 1996 - $236,000).

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



6. INCOME TAX (CONTINUED)

As at December 31, 1997, the Company has scientific research and experimental development expenditures for tax purposes of approximately $5,208,000 (December 31, 1996 - $1,400,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes.

As at December 31, 1997, the Company has approximately $2,900,000 (December 31, 1996 - $1,800,000) of non-capital losses available to be applied to taxable income of future years. These losses expire between 2002 and 2004.

No recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts.

7. COMMITMENTS AND CONTINGENCIES

The Company leases office and research facilities for a term of five years and is committed to annual minimum payments under the lease agreements of approximately $144,000 per annum.

On December 1, 1995, in an arm's-length transaction, AltaRex Inc. acquired a fifteen year exclusive world-wide right and license to a certain antibody, its cell bank, related data, records and proprietary rights (the "Technology") which will be used for the therapy of cancer, for a non-refundable cash fee of $150,000 from a company which, at the time of the acquisition, had a director who was also a director of the Company. This license fee has been charged to research and development expenses. In addition, certain equipment was purchased for cash of $514,000, an amount approximating its fair value. The Company also agreed to pay royalties associated with revenues from the Technology. The Technology agreement requires that the Company use its best efforts to commercialize the Technology and to commit to spending certain minimum amounts to develop the Technology. Should these obligations not be met, the Company's right under the Technology agreement ceases to be exclusive.

The Company is party to a jointly-funded research contract with the Canada-Israel Industrial Research and Development Foundation. Total funding of $300,000 is available over a three year term commencing in 1997. Cumulative funding for services performed to December 31, 1997 of $100,000 is recorded as revenue. This funding is conditionally repayable, on commercial success, at a rate of 2.5% of gross sales of the resulting products.

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company is party to an agreement with the Alberta Heritage Foundation for Medical Research to jointly fund clinical trials, with the Company controlling, through ownership or licensing, all of the technology. Total funding available of $500,000 has been recorded as revenue for services performed to December 31, 1997. The Company is required to repay this funding and a royalty equivalent to the amount actually received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. In addition, the Company granted Warrants in connection with this agreement which entitle the holder to obtain 41,667 common shares (see note
5).

The Company has contracted certain research projects to a third party consultant for a three year period ending March 2000. Fees will be paid to the consultant to a maximum of $300,000 per annum.

8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY
   ACCEPTED IN THE UNITED STATES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles in the United States (U.S.
GAAP), except as follows:

(a) Cash and short-term investments
    Under Canadian GAAP, for purposes of the statement of cash flows, cash and cash equivalents include all short-term investments. Under U.S. GAAP, only those short-term investments with original maturities of less than three months would be included in cash and cash equivalents. Short-term investments with maturities greater than three months amounted to $9,036,000 as at December 31, 1997 (Nil as at December 31, 1996). Accordingly, under U.S. GAAP, cash used in investing activities for the year ended December 31, 1997 would increase by $9,036,000 and cash and cash equivalents would decrease by $9,036,000 (Nil as at December 31, 1996).

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY
   ACCEPTED IN THE UNITED STATES (CONTINUED)

(b) Accounting for income taxes
    For reconciliation purposes to U.S. GAAP, the Company is required to account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. In addition, under U.S. GAAP, a deferred tax asset, net of a valuation allowance, is recorded to recognize the future benefit of loss carryforwards when the realization of the benefit is determined to be more likely than not. Under Canadian GAAP, the benefits of such losses may only be recorded in the period incurred if realization is virtually certain. At December 31, 1997, the Company has determined that the deferred tax asset net of a valuation allowance of $5,005,000 (December 31, 1996 - $2,600,000) is nil (Nil at December 31, 1996).

(c) Accounting for stock-based compensation
    For U.S. GAAP purposes, the Company accounts for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No.
    25. No compensation expense has been recognized on the Company's stock options and warrants granted, since the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant.

    Under U.S. GAAP, stock-based compensation to non-employees is recorded at the fair value of the options and warrants granted. This compensation expense would be amortized over the appropriate vesting periods. As at December 31, 1997, the unamortized compensation benefit that the Company would record under U.S. GAAP as additional compensation expense in future periods amounts to $181,000 (December 31, 1996 - $80,000).

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY
   ACCEPTED IN THE UNITED STATES (CONTINUED)

(d) Share subscription receivable
    In January, 1996, the Company received the proceeds related to the $293,963 share subscription receivable outstanding at December 31, 1995. Under U.S. GAAP, subscriptions receivable are presented as a deduction from common shares subscribed. Accordingly, total assets and shareholders' equity as at December 31, 1995 would decrease by $293,963.

(e) Reverse  take-over costs
    Under Canadian GAAP, costs incurred in connection with the Company's reverse take-over are presented as a charge against shareholder's equity. For U.S. GAAP purposes, these costs totalling $495,000 must be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital as at December 31, 1996 will increase by $495,000.

(f) Recent pronouncements
    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 130 "Comprehensive Income" ('SFAS 130'), and No. 131 "Disclosures about Segments of an Enterprise and Related Information" ('SFAS 131'). SFAS 130 and SFAS 131 are effective for the Company's December 31, 1998 year end. The Company has not determined the impact, if any, of SFAS 130 and SFAS 131 on its financial statements.

ALTAREX CORP.


                          NOTES TO FINANCIAL STATEMENTS


December 31, 1997 and 1996

(In Canadian dollars)



8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY
    ACCEPTED IN THE UNITED STATES (CONTINUED)

The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.


                                                                             ONE MONTH
                                                     YEARS ENDED               ENDED       DEC. 1, 1995
                                                      DECEMBER 31,         - DEC. 31,      - DEC. 31,
                                                ----------------------
                                                 1997          1996            1995           1997
                                                $             $               $                 $
-------------------------------------------------------------------------------------------------------------

Net loss per Canadian GAAP                     4,677,637      2,172,059       225,899         7,075,595

Adjustment for stock-based compensation          163,000         75,000       238,000

Adjustments of reverse take-over costs                          495,000                         495,000
--------------------------------------------------------------------------------------------------------------
Net loss per U.S. GAAP                         4,840,637      2,742,059       225,899         7,808,595
--------------------------------------------------------------------------------------------------------------

Basic and diluted net loss
per share, U.S. GAAP                               (0.30)         (0.30)        (0.03)
--------------------------------------------------------------------------------------------------------------

Weighted-average number of
common shares                                 15,894,880      9,067,374     7,525,000

Weighted-average number
of common shares and
dilutive share equivalents                    15,894,880      9,067,374     7,525,000
--------------------------------------------------------------------------------------------------------------


The following summarizes balance sheet items with material variations under U.S. GAAP.

                                               DECEMBER 31,         DECEMBER 31,
                                                     1997                   1996
                                                       $                      $
--------------------------------------------------------------------------------
Share capital                                      33,517,364         30,494,091
Accumulated deficit                                 7,808,595          2,967,958



                                            EXHIBIT INDEX

EXHIBIT
NUMBER                                    DOCUMENT DESCRIPTION
------                                    --------------------
1.1+                The Articles of the Company dated November 18, 1993
                    as amended by Articles of Amendment dated June 25, 1996 and
                    November 28, 1996.
1.2+                Articles of Amalgamation of the Company dated May
                    31, 1997 as amended by Articles of Amendment dated
                    June 27, 1997.
1.3+                The Bylaws of the Company dated March 1, 1995.
1.4+                Asset Purchase Agreement dated November 24, 1995
                    among AltaRex Inc., Biomira Research Inc. and Biomira
                    Inc.*
1.5+                The Share Purchase Agreement.
1.7+                Letter Agreement dated February 20, 1996 between
                    AltaRex Inc. and Merck Frosst Canada Inc.*
1.8+                Joint Research Collaboration Agreement dated February
                    21, 1996 between AltaRex Inc. and Resolution
                    Pharmaceuticals Inc.
1.9+                Joint Research and Licensing Agreement dated August
                    15, 1996 between the University of Alberta and AltaRex
                    Inc.*
1.10+               License Agreement dated November 24, 1995 between
                    Biomira Inc. and AltaRex Inc.*
1.11+               Assignment of Patent Agreement dated April 4, 1996
                    between Biomira Inc. and AltaRex Inc.
1.12+               Employment Contracts dated January 1, 1996, between
                    AltaRex Inc. and Dr. Antoine Noujaim, and
                    Employment Contracts dated January 1, 1997 between
                    AltaRex Corp. and each of Blaine J. Schamber, Dr. R.
                    Madiyalakan and Dr. Thomas R. Sykes.
1.13+               The Warrant Indenture.
1.14+               The Special Warrant Indenture.
1.15+               Assignment of Letter Agreement dated February 20,
                    1996 between AltaRex Inc. and Merck Frosst Canada
                    Inc.  See "Business of AltaRex - Strategic Alliances and
                    License Agreement."
1.16+               Employment Contract dated January 1, 1997 between
                    AltaRex Corp. and Dr. R. Madiyalakan.
1.17                Employment Arrangement dated February 18, 1998 and amended as of March 30, 1998 between AltaRex Corp.
                    and Richard E. Bagley.
1.18                Consent of Ernst & Young.


* Confidential treatment granted as to certain portions, which portions are omitted and filed separately with the Commission.

+ Incorporated by reference to Exhibits to the Company's Registration Statement on Form 20-F.