Form 20-F
period 1998-12-31
ALTAREX CORP
filed 1999-06-22
CIK 1046403

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(Mark One)

               / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                              OR

               /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                              OR

               / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission file number 0-29574

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

                                      None
                                (Title of Class)

Number of outstanding shares of each of the Company's classes of capital or common stock as of June 1, 1999: 55,612,613 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


Yes   X   No
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

Yes        No
    ---       ---

                                      TABLE OF CONTENTS

GLOSSARY OF TERMS .........................................................   vi

PART I ....................................................................    1
ITEM 1 - DESCRIPTION OF THE BUSINESS ......................................    1
      Overview ............................................................    1
      Corporate Structure .................................................    2
      History .............................................................    2
      Business Strategy ...................................................    3
      Plan of Operation For Fiscal 1999 ...................................    4
      Market for Cancer Therapeutics ......................................    4
      Approaches to Cancer Therapy ........................................    5
      The Company's AIT(R) Technology .....................................    7
      The Company's Products ..............................................   10
      Regulatory Approval Process .........................................   15
      Strategic Alliances and License Agreements ..........................   18
      Manufacturing .......................................................   22
      Human Resources .....................................................   22
      Competition .........................................................   22
      Proprietary Protection ..............................................   23
      Clinical Advisory Board .............................................   25
      Risk Factors ........................................................   26

ITEM 2 - DESCRIPTION OF PROPERTY ..........................................   36

ITEM 3 - LEGAL PROCEEDINGS ................................................   37

ITEM 4 - CONTROL OF REGISTRANT ............................................   39

ITEM 5 - NATURE OF TRADING MARKET .........................................   40

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
      SECURITY HOLDERS ....................................................   41

ITEM 7 - TAXATION .........................................................   43

ITEM 8 - SELECTED FINANCIAL DATA ..........................................   51

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
      CONDITION AND RESULTS OF OPERATIONS .................................   52
      Overview ............................................................   52
      Acquisition and Amalgamation ........................................   53
      Results of Operations ...............................................   53
      Quantitative and Qualitative Disclosures About Market Risk ..........   55
      Foreign Currency Exposure ...........................................   55

      Impact of the Year 2000 Issue .......................................   55
      Liquidity and Capital Resources .....................................   56

ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
      RISK ................................................................   58

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT AS OF JUNE 1, 1999 .........   59

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS ..........................   61
      Compensation of Executive Officers ..................................   61
      Stock Options .......................................................   63
      Compensation of Directors ...........................................   64

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
      SUBSIDIARIES ........................................................   65

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS ..................   66

PART II ...................................................................   67
ITEM 14 -  DESCRIPTION OF SECURITIES TO BE REGISTERED .....................   67

PART III ..................................................................   67
ITEM 15 -  DEFAULTS UPON SENIOR SECURITIES ................................   67
ITEM 16 -  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
      REGISTERED SECURITIES ...............................................   67

PART IV ...................................................................   67
ITEM 17 - FINANCIAL STATEMENTS ............................................   67
ITEM 18 - FINANCIAL STATEMENTS ............................................   68
ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS ...............................   68

SIGNATURE .................................................................   69

                    Note Regarding Forward Looking Statements

Certain statements in this document constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the current litigation between the Company and Biomira Inc.; the Company's dependence on licensed technology; the Company's history of operating losses and uncertainty of future profitability; uncertainty of access to capital; the Company's dependence on strategic partners and key personnel; uncertainty of the regulatory approval for the Company's products; competition and the risk associated with new products. See "Item 1.
Description of the Business - Risk Factors."

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

                                         U.S. Dollars Per Canadian Dollar
                                  ----------------------------------------------
                                              YEAR ENDED DECEMBER 31,
                                   1998      1997      1996      1995      1994
                                  -----     -----     -----     -----     ------
End of Period ................     .6504    0.698     0.730     0.732     0.7128
High for the period ..........     .7092    0.748     0.751     0.752     0.7632
Low for the period ...........     .6341    0.695     0.723     0.702     0.7103
Average for the period .......     .6740    0.722     0.732     0.730     0.73

The information set forth in this Registration Statement is as at December 31, 1998 unless an earlier or later date is indicated. On June 1, 1999, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars, as U.S. $.6743 U.S. $1.00 = Cdn. $1.4830.

GLOSSARY OF TERMS


Adjuvant:                           An immunogenic substance administered with a
                                    vaccine to increase the immune response.

Amino Acids:                        The basic molecules that form proteins.

Antibody:                           A protein agent developed in response to, and
                                    binding specifically with, an antigen.

Anti-idiotype Induction             An immunotherapeutic antibody approach that
Therapy or AIT(R) Technology        induces the human immune system to produce its
or AIT(R):                          own anti-tumor response through several immune
                                    pathways.

Anti-idiotype Cascade or            An in vivo immune response characterized by
Network:                            antibodies to antibodies resulting in antigen mimics
                                    and secondarily by native antibodies reactive to the
                                    same antigen as the antibody inducing the cascade.

Antigen: A substance which elicits a specific immune response.

Ascites-derived material:           Obtained from the fluid of the abdominal cavity of
                                    mice that have been implanted with cells that secrete
                                    the desired substance (antibody).

B-cell:                             A form of immune cell that produces
                                    antibodies and is a precursor to a plasma cell.

Cell culture-derived material:      Obtained from the secretion of cells grown in
                                    artificial media, often in flasks or tanks.

Cellular response:                  An immune system response mediated by immune
                                    cells, often cytotoxic and antigen specific.

current Good Manufacturing          Government promulgated guidelines governing the
Practices or cGMP:                  manufacture of human and animal drugs and
                                    biologicals.

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

Cytotoxic T-cells:                  Immune system cells capable of killing other cells.

Epitope:                            Specific region on an antigen which is recognized by
                                    a specific antibody or T-cell.

European Medicines                  The agency responsible for drug product approval in
Evaluation Agency or                the European Economic Community.
EMEA:

First line chemotherapy             The administration of one or more of a combination
(in ovarian cancer):                of chemotherapeutic agents usually consisting of a
                                    platinum-based drug and paclitaxel.

Gene:                               The basic unit of heredity. Genes are
                                    nucleic acid sequences encoding specific proteins that occupy a specific location on a chromosome and are self-producing, submicroscopic structures capable under certain circumstances of giving rise to a new character.

Health Protection Branch or         The government department responsible for
HPB:                                supervising the drug development and approval
                                    process in Canada.

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

Immunotherapy:                      A therapeutic approach to treat diseases by
                                    modifying the immune response against the disease.

Immunological tolerance:            Characteristic state in which the immune system is
                                    rendered unresponsive to an antigen that, under
                                    other conditions, would provoke an immune
                                    response.

Investigational New Drug            An application to the FDA or other regulatory
Application or IND:                 bodies, which is submitted for approval prior to
                                    beginning clinical trials.

IV infusion:                        Administration of a medication directly into a vein.

In vitro:                           Studies or phenomena which take place outside the
                                    body.

In vivo:                            Studies or phenomena which take place in the body.

Master Cell Bank or MCB:            A well characterized stock containing specific
                                    hybridoma cells that are used in the manufacture of
                                    antibodies.

Master Working Cell Bank:           "Manufacturer's" or "Master" Working Cell Bank,
                                    often referred to as the "Working Cell Bank" (WCB):
                                    a bank derived from the Master Cell Bank which acts
                                    as the starting source for (antibody) bioproduction.

Monoclonal antibody or              Antibody produced by hybridoma cells, which is
MAb:                                homogeneous in structure and specificity.

MUC1:                               A mucinous antigen associated with breast and other
                                    cancers.

Multi-epitopic                      response: Immune response to an antigen that
                                    is directed to multiple regions on the
                                    antigen recognized by antibodies or T-cells.

Multiple myeloma:                   A haematologic malignancy or blood cancer
                                    related to leukemia and lymphoma characterized
                                    by over-production of abnormal plasma cells in
                                    the bone marrow.

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

Peptide:                            A molecule containing several amino acids linked
                                    together.

Pharmacodynamic:                    The biological response to a drug.

Pharmacokinetic:                    The description of absorption, distribution,
                                    metabolism and excretion of drugs by the body.

Plasma cell:                        A mature B-cell.

Potentially pivotal:                A term used to describe clinical trials that
                                    would form the basis for a submission seeking
                                    marketing approval from regulatory authorities
                                    if the statistical goals of the trial are met.

Primary end point:                  The primary clinical outcome which forms the a priori
                                    basis of the statistical hypothesis (including sample
                                    size estimation) of a well controlled clinical trial.  A
                                    fully successful study confirms a treatment effect of
                                    the magnitude sufficient to provide a statistically
                                    significant demonstration of the "primary end point"
                                    for regulatory approval of a product.

Product License Application         The application submitted to the FDA to qualify
or PLA:                             biological drug products for sale in the United States.

PSA:                                An antigen associated with prostate cancer.

Sera:                               The fluid component of blood after separation of
                                    cellular components.

Secondary end point:                Secondary clinical or biological outcomes that
                                    can be assessed in analysis of a clinical trial.
                                    Although supportive and potentially important,
                                    these endpoints are not the a priori primary
                                    experimental question proposed for a clinical
                                    protocol.

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

Surrogate endpoint:                 A laboratory or physical sign that is used
                                    in clinical trials as a substitute for a
                                    clinically meaningful endpoint that is a
                                    direct measure of how a patient feels,
                                    functions, or survives and that is
                                    reasonably likely to predict the effect of
                                    therapy.

Surrogate marker:                   A laboratory measurement of biological
                                    activity within the body that indirectly
                                    indicates the effect of treatment on disease
                                    state.

T-cell: A form of immune cell that mediates humoral and cellular immune responses.

Tumor:                              An abnormal proliferation of malignant cells.

Tumor antigen or tumor              An antigen that is predominantly expressed in tumor
associated antigen or TAA:          tissues and may be released into the blood stream in
                                    association with the tumor.

Tumor marker:                       A biological product (protein or other) that
                                    is expressed on tumor cells and secreted
                                    usually into the serum, such that presence
                                    or activity of the tumor can be measured
                                    indirectly through measurement of the
                                    marker.

United States Food and Drug         The regulatory body that oversees the drug
Administration or FDA:              development and approval process in the United
                                    States.

                                     PART I

ITEM 1 - DESCRIPTION OF THE BUSINESS

OVERVIEW

AltaRex is a development stage biotechnology company focused on the research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of certain late-stage cancers. The Company's products are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy or AIT(R) Technology. Based upon research and clinical studies to date, AltaRex believes that its AIT(R) Technology enhances the ability of the human immune system to produce its own anti-tumor response. The Company has filed five patent applications for its AIT(R) Technology in the United States. Four of these patents have been or will be the subject of international patent applications. See "- Proprietary Protection" and "Legal Proceedings".

AltaRex's products are modified murine monoclonal antibodies or MAbs developed by the Company's scientists or licensed to the Company. The Company believes that these MAbs may be used effectively to complement and/or supplement conventional cancer therapies.

OvaRex(TM) MAb, the Company's lead product, targets a tumor associated antigen known as CA 125 which has been found to be over-expressed in the majority of ovarian (and certain other) cancer patients. The Company believes that when administered to patients in low dosages by IV infusion OvaRex(TM) MAb acts by inducing or amplifying, through multiple mechanisms, the body's immune response against ovarian cancer. In the first quarter of 1997, the Company initiated a potentially pivotal North American Phase IIb clinical trial with OvaRex(TM) MAb in Canada with time to disease progression as the primary end point. Administration of the drug to patients in the United States under this trial began in the second quarter of 1998. This placebo controlled trial will enroll 280 patients by late 1999 and is expected to be completed in 2001 for primary analysis. A second potentially pivotal Phase IIb clinical trial was initiated in December 1998 also with time to disease progression as its primary end point, and will address an ovarian cancer patient population with a more advanced stage of disease than the initial Phase IIb trial. This placebo controlled trial will enroll 102 patients in the United States and is also scheduled for completion by 2001. AltaRex is also conducting open Phase II trials in the United States and Canada. In consultation with regulatory authorities, the Company is generating cell culture-derived antibody which will be studied in comparability trials with the Company's current ascites-derived materials.

The Company has received Orphan Drug status and Fast Track designation from the FDA for OvaRex(TM) MAb. Orphan Drug status and Fast Track designation, as well as the applicability of certain provisions of the FDA Modernization Act of 1997 ("FDAMA") relating to surrogate measures of efficacy form the Company's regulatory approval strategy in the United States. The Company's Phase IIb trials each have primary end points of time to disease progression as well as secondary end points, including survival and quality of life, any of which can form the basis for regulatory approval. See "- The Company's Products".

AltaRex is also developing additional antibody-based immunotherapeutics from its AIT(R) Technology platform for the treatment of tumors expressing the MUC1 (BrevaRex(TM) MAb), PSA (ProstaRex(TM) MAb) and CA19.9 (GivaRex(TM) MAb) tumor associated antigens. The Company commenced a Phase I clinical trial of BrevaRex(TM) MAb in December 1998.

On May 12, 1999, the Company entered into two equity investment agreements (the "Equity Investment Agreements") and an option agreement (the "Purdue Option") with Purdue Pharma L.P. and certain of its associated entities (together, "Purdue").

Pursuant to the Purdue Option, the Company granted to Purdue the option to acquire worldwide exclusive rights to license and commercialize OvaRex(TM) MAb and BrevaRex(TM) MAb. The Purdue Option may be exercised by Purdue at any time up to and including November 12, 1999. During this period, the Company has agreed not to discuss or negotiate with other parties with respect to the rights which are the subject of the Purdue Option. In the event that Purdue exercises the Purdue Option, Purdue has agreed to assume certain research and development expenses of the Company, make certain additional payments to the Company upon the Company's achieving certain milestones and to make various royalty payments to the Company based upon sales of the Company's products.

CORPORATE STRUCTURE

AltaRex Corp. ("AltaRex" or the "Company") was established on May 31, 1997 under the laws of the Province of Alberta by the amalgamation of AltaRex Corp. (formerly known as Allrich Energy Group Inc. ("Allrich")) and AltaRex Inc. Prior to such amalgamation, Allrich, an inactive public company, acquired all of the outstanding shares of AltaRex Inc. resulting in AltaRex Inc.'s shareholders holding a controlling interest in Allrich. On June 27, 1997 articles of amendment were filed to provide that meetings of shareholders may be held at any place within Canada and the United States. The registered office of AltaRex is located at Campus Tower, Suite 300, 8625 - 112 Street, Edmonton, Alberta T6G 2E1. The principal business and administrative offices of AltaRex are located at Suite 125, 303 Wyman Street, Waltham, Massachusetts 02451.

AltaRex US, Corp. ("AltaRex US"), the Company's only subsidiary, was incorporated under the laws of the State of Delaware and is wholly-owned by the Company.

With offices located in Waltham, Massachusetts, AltaRex US directs the business development, clinical, regulatory, development, manufacturing and investor relations efforts of the Company.

HISTORY

AltaRex was founded in November 1995 by Dr. Antoine Noujaim and a team of collaborators to commence a business engaged in the discovery and development of anti-cancer immunotherapeutics. Prior to founding AltaRex, Dr. Noujaim was President of Biomira Research Inc. ("Biomira Research"), a wholly-owned subsidiary of Biomira Inc. ("Biomira"). The Company believes that in 1995 Biomira decided to discontinue funding the operations of Biomira Research. Dr. Noujaim and other collaborators believed that the B43 antibody research project undertaken by Biomira Research (known as the OvaRex(TM) MAb Program) had the potential to be further developed into a commercial product. As a result, in November 1995, AltaRex acquired certain components of the OvaRex(TM) MAb Program and the OvaRex(TM) MAb tradename and trademark from Biomira and Biomira Research and entered into an exclusive licensing agreement with Biomira pursuant to which it acquired the exclusive worldwide right to use, develop, manufacture and commercialize (for anti- idiotype induction therapy applications) products based on the B43 antibody. See "Strategic Alliances and License Agreements - Biomira License Agreement" and "Legal Proceedings".

BUSINESS STRATEGY

The Company's strategy is to focus its antibody development expertise to produce unique, patent protected, antibody-based immunotherapeutics based on its AIT(R) Technology platform for commercialization primarily by pharmaceutical partners. The key elements of the Company's strategy are to:

         -        Focus exclusively on antibodies for immunotherapy;

         - Access research regarding antibodies and disease targets from key academic institutions, particularly in Canada and the United States;

         - Employ the AIT(R) Technology and related proprietary technology of the Company to generate highly specific immune responses to MAbs associated with TAAs;

         - Coordinate further research and conduct preclinical and clinical trials to enable the Company to pursue regulatory approval for the products and to build value for strategic partnering; and

         - Realize value through strategic partnerships with pharmaceutical companies.

The Company believes that this strategy will enable it to achieve the patent-protected commercialization of antibody-based immunotherapeutics to treat various cancers and other disease areas including autoimmune and infectious diseases.

PLAN OF OPERATION FOR FISCAL 1999

AltaRex's plan of operation for the year ending December 31, 1999 is to continue to develop and conduct clinical trials for antibody-based immunotherapy products. During this period, the Company plans to complete enrollment in the first OvaRex(TM) MAb Phase IIb clinical trial in North America and to achieve significant progress in enrolling patients in the second Phase IIb clinical trial. The Company also intends to substantially complete the OvaRex(TM) MAb open Phase II trials in the United States and Canada and the BrevaRex(TM) MAb Phase I clinical trial in the United States. Additionally, the Company plans to continue product development programs for ProstaRex(TM) MAb and GivaRex(TM) MAb by conducting further exploratory research.
See "- Regulatory Approval Process".

In cooperation with Lonza Biologics plc ("Lonza Biologics"), the Company is in the process of scaling-up commercial production of cell culture-derived antibody to be used in comparability testing with the Company's current ascites-derived material. The Company is also working with Lonza Biologics to begin scaling-up its BrevaRex(TM) MAb cell culture material to a commercial level. Scaling-up production of these antibodies will enable the Company to further pursue regulatory approval and commercialization of the Company's products. Such regulatory approval and commercialization is dependent upon the ability of the Company to achieve such production. See "- Risk Factors".

MARKET FOR CANCER THERAPEUTICS

Cancer is a disease characterized by uncontrolled growth and spread of abnormal cells. The disease is believed to occur as a result of a number of factors such as genetic predisposition and external (chemicals, radiation) and internal (immune status, hormones) causes.

Overall, the annual costs for cancer in the Untied States are estimated at U.S. $107 billion which includes U.S. $37 billion for direct medical costs, U.S. $11 billion for morbidity costs (loss of productivity) and U.S. $59 billion for mortality cases. The world market for cancer therapeutics was U.S. $11.7 billion in 1997 and is expected to reach U.S. $14.7 billion by 2000. (SCRIP Reports - The Complete Guide to Cancer - Second Edition, 1998). North America (predominantly the United States) represents 47% of the worldwide anti-cancer drug market.

The majority of cancer patients are people over the age of 65 and it is anticipated that as the population continues to age, cancer treatment will likely become the single largest health care expenditure in the United States and other industrialized nations (Frost and Sullivan, World Cancer Therapeutic Markets, August 1996).

APPROACHES TO CANCER THERAPY

Conventional approaches for the treatment of cancer have been based on a combination of surgery, radiation and chemotherapy. Despite increasing resources to develop new therapies for cancer, survival rates for cancer patients have not materially improved over the last 15 years (American Cancer Society, 1998 Cancer Facts & Figures). This ongoing inability to significantly improve survival or quality of life for cancer patients creates a compelling need for alternative medical strategies.

The potential market for antibody-based therapies in the management of advanced cancer has rapidly expanded, as evidenced by the acceptance of IDEC Pharmaceuticals Corp.'s ("IDEC") Rituxan(R) (rituximab) for the treatment of non- Hodgkin's lymphoma and the recent FDA approval of Genentech Inc.'s ("Genentech") Herceptin(R) (trastuzumab) for the treatment of certain breast cancers.

Immunotherapeutic Approaches to Cancer

The immunological approach to cancer therapy is based on the principle that the human immune system is capable of recognizing and eliminating cancer cells. In cancer patients, the immune system has failed, for unknown reasons, to respond to the presence of cancer cells. Immunotherapeutic approaches attempt to stimulate and enhance an anti-cancer response by the patient's own immune system.

The immunotherapeutic approach has inherent advantages in comparison to current conventional treatment practices, which are often radical in nature and associated with severe side effects and toxicity, thereby compromising the patient's quality of life. In addition, tumors treated conventionally often re-emerge in more aggressive and treatment-resistant forms. Immunotherapy, which can be utilized in combination with conventional treatments or as a single treatment, can be substantially less toxic than chemotherapy and therefore may improve the patient's quality of life.

There are currently four widely accepted immunological approaches to cancer therapy. They can be classified as either tumor associated antigen dependent (e.g., passive immunization or active specific immunization) or independent (e.g., adoptive cell-based or non-specific). The primary difference between immunotherapeutic approaches is the method in which the immune system is stimulated and the nature of the subsequent immune responses.

Conventional Immunotherapeutic Approaches

Independent Immunological Approaches

Adoptive Immunotherapy

This form of therapy consists of the separation and stimulation of T-cells, then exposing those cells to immunostimulates in vitro in order to augment the immune system's response to tumor cells. The treated cells are then expanded in numbers and reinjected into patients. Each patient serves as the donor and recipient of his or her own T-cells. While efforts are being conducted to make this therapy more effective, wide application remains difficult due to the individual nature of the treatment.

Non-Specific Immunotherapy

In general, this approach may be described as a method by which the immune system is non-specifically stimulated in order to destroy the tumor. The principal approach has been through the use of cytokines; however, while effective in some indications, side effects have limited their use.

TAA Immunological Approaches

Tumor associated antigens or TAAs are located on the surface of cancer cells, circulate in a patient's blood or sera and are associated with the presence of specific cancer types. The antigens have single or multiple binding sites or epitopes. There are two types of TAA immunotherapy, passive and active specific.

Passive Immunization

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

Active Specific Immunization

Vaccines that are based on this therapeutic approach usually involve the immunization of patients with irradiated tumor cells expressing a specific antigen or by combining the antigen itself with an appropriate carrier molecule and administering it together with an adjuvant. Modern variations to this technique, include anti-idiotype antibody therapy, which consists of the formation and selection of an antigen mimic in the form of an antibody that is administered in the manner described above. While this technology holds promise, the development of an effective vaccine is highly dependent on the accurate pre-selection of the antigen or antigen mimic.

AltaRex's Anti-Idiotype Induction Therapy

The Company believes its AIT(R) approach to immunotherapy is fundamentally different from the conventional approaches to immunotherapy described above. AIT(R) Technology involves the development of a murine antibody specific to a tumor associated antigen. This antibody is subsequently modified by a proprietary technique and, after appropriate processing, is injected by IV infusion into a patient. This results in the formation of a complex between the antibody and the patient's own circulating tumor antigens. The tumor antigen is thereby targeted for an immune response. Multiple immunological pathways are then invoked. Mechanistic studies have demonstrated the induction of the anti-idiotype network or cascade and, more particularly, of a reconformation of the TAA presentation and humoral and cellular response to multiple epitopes of the TAA. It is the Company's belief that this in turn results in an immune response having unique characteristics, mobilizing both cellular and humoral pathways against the TAA and the tumor cells, triggered by a tumor antigen specific modified murine monoclonal antibody.

THE COMPANY'S AIT(R) TECHNOLOGY

Overview

The development of the Company's AIT(R) Technology and related products has been facilitated by advances in the field of oncology that have demonstrated the existence of cellular components known as tumor associated antigens.

The AIT(R) Technology is the process by which the Company produces, selects, modifies and administers unique murine MAbs that can selectively bind to TAAs that are highly associated with certain types of cancers. The Company has found that the selective binding of MAbs to TAAs can induce a number of specific anti-tumor immune responses in a cancer patient.

The Company believes that it has developed a method to isolate groups of TAAs associated with specific cancers. The Company develops murine MAbs having a high degree of specificity to a particular TAA. The Company has shown that the MAb B43, the primary component of OvaRex(TM) MAb, has a high degree of specificity to the TAA CA 125, an antigen over-expressed by the majority of ovarian cancer patients. The Company has developed murine MAbs that have specificity for TAAs associated with seven of the ten most lethal forms of cancer in the United States.

The Company believes that its AIT(R) approach to immunotherapy may provide the following advantages over conventional approaches to immunotherapy:

         - The AIT(R) immunotherapeutic induction approach uses a foreign (murine) antibody to a single epitope of a multi-epitopic TAA that induces the immune system to mount its own generalized anti-tumor response to multiple epitopes of the TAA. The technology mobilizes an immune response that is not restricted by selection of idiotype or vaccine fragment;

         - The AIT(R) immunotherapeutic approach has demonstrated the stimulation of both a humoral and cellular immune response;

         - The AIT(R) immunotherapeutic approach utilizes low dose and intravenous infusion of antibody, minimizing the risk of toxicity and lowering the cost of the product and the treatment; and

         - The use of a murine MAb induces a potent immune response that would not be seen with humanized antibodies.

The AIT(R) Technology is the subject of several patent applications filed by the Company with the United States and other patent agencies around the world. See "Proprietary Protection". The Company's lead product, OvaRex(TM) MAb," is based on a murine MAb that was licensed to the Company from Biomira. See "- The Company's Products - OvaRex(TM) MAb", "- Strategic Alliances and License Agreements - Biomira License Agreement" and "Legal Proceedings". AltaRex may license or develop (as it has for BrevaRex(TM), GivaRex(TM), and ProstaRex(TM)
MAbs) other MAbs for future AIT(R) products.

The Company has not completed the clinical trials necessary to confirm the efficacy of its AIT(R) Technology. As a result, while the preliminary results from other trials on its OvaRex(TM) MAb product are encouraging, there can be no assurance that the Company's products will demonstrate sufficient therapeutic benefit in the treatment of cancer patients that would lead to obtaining regulatory approval. See "Risk Factors - Uncertainty Associated with Preclinical and Clinical Testing".

Mechanism of Action of the AIT(R) Technology

The mechanism of action of the Company's AIT(R) Technology is based on what the Company believes is the ability of the human immune system to generate a tumor specific immune response to MAbs associated with specific TAAs. The Company believes that certain murine MAbs may, upon administration to a cancer patient, induce both a humoral and a cellular response by the patient's immune system.

There are four basic steps in the AIT(R) Technology process:





Step 1 - Identification of the Tumor Associated Antigen

AltaRex has isolated specific antigens that have a high association with particular cancers. To date, TAAs have been identified and isolated for ovarian, breast, prostate, lung, pancreatic, colorectal and stomach cancers.

Step 2 - Development of the Monoclonal Antibody (Ab1)

AltaRex uses the identified antigens to develop a murine MAb known as Ab1. This MAb is used to elicit an immune response.

Step 3 - Modification of Ab1 Monoclonal Antibody

Using the Company's proprietary technology, antibodies from step two are modified to increase the degree to which the antibody is capable of eliciting an immune response. This process results in a modified murine MAb (Ab1) that is ready for use.

Step 4 - Initiation of the AIT(R) Induced Response

The Company believes that administration of the modified murine MAb into the patient initiates a cascade characterized by at least three major events. The uniqueness of the AIT(R) Technology may be attributed, in part, to these three different mechanisms by which the antibody may exert its influence on tumor cells. These mechanisms have been elucidated by the Company's detailed analysis of the anti- idiotype network or cascade. In the first instance, the Ab1 antibody induces the production of an anti-idiotype network or cascade of antibodies. Second, the immunogenicity of the antibody leads to a cellular immune response. Finally, and most importantly, administration of the antibody results in the formation of a TAA antibody complex in the blood, and a novel presentation of the TAA to the immune system inducing a multi-epitopic response to the TAA. The result of this cascade of events is a tumor specific humoral and cellular response capable of killing cancer cells.

THE COMPANY'S PRODUCTS

AltaRex has selected four tumor associated antigens for its initial therapeutic product development. The first and most advanced of these product candidates is OvaRex(TM) MAb (MAb B43.13) for the treatment of patients with tumors expressing CA 125. Other products in development include BrevaRex(TM) MAb (for tumors expressing MUC1), ProstaRex(TM) MAb (for tumors expressing PSA) and GivaRex(TM) MAb (for tumors expressing CA 19.9). The following chart sets forth the current development status of the Company's products.

          [GRAPH WHICH ILLUSTRATES THE STAGE OF DEVELOPMENT OF EACH OF
               THE COMPANY'S PRINCIPAL PRODUCTS IN DEVELOPMENT.]


OvaRex(TM) MAb

Overview

In the United States, Canada and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract. It is estimated that in the United States more than 25,400 new cases of ovarian cancer will be diagnosed and more than 14,000 women will die from this disease annually (American Cancer Society, 1998 Cancer Facts & Figures).

Although detection of ovarian cancer at an early stage is now associated with an improved chance for curative treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests that could increase the number of patients diagnosed at the early stage of their disease. Consequently, in approximately three-quarters of diagnosed patients, the tumor has already progressed to an advanced stage (Stage III or IV), making treatment more difficult. Of these Stage III and IV patients, more than 80% express the tumor associated antigen CA 125.

Patients diagnosed with advanced ovarian cancer usually demonstrate a survival time of less than two years (Hoskins et al., Journal of Clinical Oncology, October 1992).

Prior to 1995, a research program for OvaRex(TM) MAb was initiated at Biomira Research. In November 1995, the Company acquired from Biomira certain assets and licensed certain technologies, including the antibody B43, which is utilized in OvaRex(TM) MAb. Under the terms of a license agreement with Biomira, the Company has a license to, among other things, use the antibody B43 in connection with the development of anti-idiotype induction therapy products and applications. See "Strategic Alliances and License Agreements - Biomira License Agreement" and "Legal Proceedings".

OvaRex(TM) MAb uses a murine MAb having a high degree of specificity to a TAA (CA 125) over-expressed by the majority of ovarian cancer patients. The Company believes that the product acts as an immunotherapeutic agent by inducing or amplifying the human body's immune response against ovarian cancer. This response is characterized by a cascade of events involving the production of specific antibodies and cytotoxic T-cells in the body which target the tumor cells. The Company believes that this combination of a humoral and cellular immune response accounts for the observed improvement in the clinical outcome of patients receiving the OvaRex(TM) MAb.

OvaRex(TM) MAb Regulatory Approval Strategy

AltaRex has received Orphan Drug status from the FDA for OvaRex(TM) MAb for the treatment of ovarian cancer which may result in seven years of market exclusivity provided that the Company continues to meet certain conditions established by the FDA. See "- Regulatory Approval Process - Orphan Drug Status".

Generally, the FDA approves the marketing of a drug based on adequate and well-controlled trials. The FDA also has regulations which are intended to expedite the development, evaluation and marketing of a new drug used for the treatment of serious diseases for which there is no other satisfactory treatment. In appropriate circumstances, the FDA may, in its discretion, approve the marketing of a drug based on one adequate and well-controlled trial, if supported by information from other related adequate and well-controlled studies or if the trial is a single multi-centre trial. Fast Track designation makes a product eligible for consideration for a number of programs, including meeting with the FDA to discuss research protocol design and the possibility that the marketing of the product may be approved immediately after the conclusion of Phase II studies. As a result of FDAMA, obtaining Fast Track designation from the FDA can result in approval based on a surrogate endpoint that is reasonably likely to predict clinical benefit. Such approval may be subject to the requirements that the sponsor conduct appropriate post approval studies and submit all promotional materials related to the Fast Track product at several different points in time.

The Company has received a letter from the FDA dated December 17, 1998 stating that its Request for Fast Track designation has been reviewed and, subject to the Company continuing to meet certain criteria, the FDA has designated OvaRex(TM) MAb as a Fast Track Development program (for the effect of OvaRex(TM) MAb in delaying time to recurrence in patients with Stage III or IV ovarian cancer who have undergone standard treatment, surgery and chemotherapy, and have minimal or no evidence of disease).

As part of the Company's regulatory approval strategy, it is conducting two potentially pivotal Phase IIb trials based on the surrogate endpoint of time to disease relapse. The Company has also initiated open Phase II trials that are underway in the United States and Canada with ovarian cancer patient populations that have already experienced disease relapse. The Company intends to treat 300-500 patients with OvaRex(TM) MAb (or an earlier radiolabelled imaging product) prior to submission for approval by the FDA and other regulatory agencies. The Company is also working with Lonza Biologics to scale-up cell culture-based OvaRex(TM) MAb antibody that is expected to be studied in comparability trials with the Company's current ascites-derived antibody material. Scaling-up production of cell culture- derived materials will enable the Company to further pursue regulatory approval and commercialization of OvaRex(TM) MAb. See "- Risk Factors - Reliance on Strategic Relationships".

Clinical Experience with OvaRex(TM) MAb

An earlier formulation of OvaRex(TM) MAb was administered to more than 200 patients for imaging purposes. Of the patients that received the imaging antibody, about 50% were evaluated for an immunological response to OvaRex(TM) MAb. The principal investigators observed that following the administration of the imaging antibody, particularly in those patients who received more than one dose, the patients developed a clinical response to treatment characterized by what appeared to be unusually long survival times.

A subsequent retrospective statistical analysis, initially prepared by an independent statistician at the University of Dortmund in Germany, identified a statistically significant treatment effect in the survival time of patients receiving the earlier OvaRex(TM) MAb, when compared to a historical control group treated with conventional chemotherapy. An additional independent analysis by a statistician at the University of Western Ontario in Canada was undertaken with almost identical results. The following graph illustrates the adjusted survival curves. In this Cox Statistical Analysis, the median length of survival was 30 months for the group treated with conventional chemotherapy and 59 months for the group that received the earlier formulation of OvaRex(TM) MAb. Additionally, the five year survival rates as determined by this analysis were 11.4% for the chemotherapy group and 40.7% for the group that received the earlier formulation of OvaRex(TM) MAb.

Cox Statistical Analysis is a statistical method of comparing two different populations with respect to the length of survival of patients who received a drug with those who did not, while balancing the effect of other parameters that can also affect survival.


         [GRAPH WHICH PLOTS THE SURVIVAL CURVES OF PATIENTS TREATED WITH
           MAB B43 AND WITH CHEMOTHERAPY OVER A SEVEN YEAR INTERVAL]




Current Trials with OvaRex(TM) MAb

Based on the encouraging results obtained in the early retrospective analysis and a substantial body of evidence supporting the retrospective analysis based on immunological laboratory research, the Company has initiated a prospective multi-centre Phase IIb North American clinical trial with ovarian cancer patients to definitively evaluate the clinical utility of OvaRex(TM) MAb. In Canada, the Company received approval from the HPB on October 1, 1996 to conduct the Phase IIb clinical trial. Patient enrollment commenced in a number of major cancer centres in Canada in early 1997. In the United States, the Company received Orphan Drug status for the OvaRex(TM) MAb drug on November 26, 1996 and received approval from the FDA on May 23, 1997 to proceed with the Phase IIb trial. The first patient was treated in April 1998. In 1998, the FDA approved the combination of the Canadian and United States clinical trials into one combined, placebo controlled, and potentially pivotal, trial that will recruit 280 patients of which 259 patients have been enrolled as of June 11, 1999. This trial is expected to be completed with respect to the primary endpoint in 2001.

The Company has also initiated a second potentially pivotal Phase IIb trial in the United States with an ovarian cancer patient population with more advanced disease. In November 1998, the Company passed the 30 day FDA Investigational New Drug Amendment waiting period and in December 1998 began recruiting centres for this 102 patient, randomized, controlled and multi-centre clinical trial. As of June 11, 1999, 20 patients have been enrolled in centres in the United States in this clinical trial. This trial is currently scheduled for completion in 2001.

The Company is also conducting additional open Phase II trials in relapsed ovarian cancer patients in Canada and the U.S. As of June 11, 1999, the open Phase II trial under way in Vancouver has enrolled 12 of the intended 14 patients.

BrevaRex(TM) MAb

The Company is developing a cancer immunotherapeutic based on the AIT(R) Technology for the treatment of MUC1 expressing cancers including multiple myeloma, lung and prostate cancer. This tumor marker, also known as CA15.3, is mutated in 100% of individuals with multiple myeloma (Treon et. al., Blood, 1999).

Multiple myeloma is a rarely curable disease that was previously considered to be a bone cancer. It is actually a haematological malignancy related to leukemias and lymphomas. It accounts for about 10% of all hematologic cancers. It was estimated that approximately 14,000 new cases would be diagnosed in the United States in 1998 with a total of about 11,300 deaths. (American Cancer Society, 1998 Cancer Facts & Figures). A steady increase in incidence of the disease has been noted over the past 30 years. Although multiple myeloma is sensitive to chemotherapy, with a median survival of three to four years, most patients are not cured and eventually succumb to their disease.

Multiple myeloma cells express tumor associated antigens that are ideal targets for immunotherapy. One such antigen is the core protein of MUC1. The ability of an antibody to bind to MUC1 is largely dependent on the extent of "mutation" of the antigen. In contrast to breast and certain other more common cancers, MUC1 in multiple myeloma patients is highly mutated in virtually every patient, thereby making antibody therapy targeting the core peptide more accessible.

The combination of MUC1 antigen target and the nature of the disease in question (i.e. a discrete population for whom there is currently no curative alternative) makes multiple myeloma ideally suited for AltaRex's development strategy. The Company will apply for Orphan Drug status for BrevaRex(TM) MAb and should be in a position to petition for Fast Track designation using time to disease progression as a surrogate end point.

The Company filed an Investigational New Drug Application or IND in late October 1998 to initiate a BrevaRex(TM) MAb Phase I clinical trial. In this trial, the Company intends to monitor safety and surrogate markers of immunological effect. As of June 11, 1999, the Company has enrolled 8 of the intended 15 patients in this trial. The Company also intends to initiate a safety/efficacy trial in multiple myeloma patients in the first half of 2000.

Other AIT(R) Technology Indications and Products

In addition to ovarian cancer and multiple myeloma, OvaRex(TM) MAb and BrevaRex(TM) MAb may have applicability to other tumors expressing the target antigens. In the case of OvaRex(TM) MAb, this would include endometrial, breast and non-small cell lung cancer and in respect of BrevaRex(TM) MAb would include breast, prostate and non-small cell lung cancer. The Company believes that a strategic partner may wish to pursue these other potentially more lucrative, but difficult to study, disease targets. The Company has commenced further exploratory research and early preclinical work on two additional antibodies specific to the tumor associated antigens PSA and CA19.9 for two other potential products, ProstaRex(TM) MAb and GivaRex(TM) MAb, respectively.

A component of the Company's strategy is to continue to engage in research activities and to develop new technologies for antibody-based immunotherapeutics to treat diseases in addition to cancer. The Company has early work under way in autoimmune diseases and infectious diseases and the Company also believes its AIT(R) approach could be applicable to other diseases.

REGULATORY APPROVAL PROCESS

Regulatory Requirements

Regulations imposed by governmental authorities in Canada and the United States, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing and eventual marketing activities for the Company's proposed products. In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Programme of the Health Protection Branch of Health Canada. Drugs and biological products are subject to rigorous regulation by the FDA in the United States and by the European Medicines Evaluation Agency or EMEA in Europe. The regulatory processes in Canada, the United States and Europe follow similar essential steps although timing and results may be different.

The regulatory process for the development and approval of a new drug includes the conduct of pre-clinical and clinical trials. The duration of those trials and number of subjects required to meet the requirements of the various authorities may vary according to, among other things, the disease studied, the seriousness of the side effects, whether there is any current or conventional therapy, the size of the target population, and the nature of the proposed treatment.

Pre-Clinical Evaluation

The purpose of pre-clinical evaluation is essentially to determine the safety, pharmacokinetics and efficacy of a new drug in animals before it is administered to humans. The data collected during pre-clinical studies must be presented in the form of an IND application to the regulatory authorities in the country where clinical trials will be conducted. In the United States, unless otherwise notified, clinical trials may begin 30 days after the IND application is filed, whereas in Canada, clinical trials may not begin until 60 days after the application is submitted and upon receipt of a "no objection" letter.

Clinical Trials

Phase I Clinical Trials

Phase I clinical trials are commonly performed in healthy human subjects or, more rarely, in selected patients with the targeted disease or disorder. The objective of these trials is to study the pharmacokinetics and pharmacodynamics of the drug, as well as the toxicity of the treatment and the patient's tolerance to it. Data regarding the absorption, distribution, metabolism and excretion of the drug is also compiled in Phase I clinical trials.

Phase II Clinical Trials

In Phase II clinical trials, preliminary evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy with a small number of patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data may also be compiled from these trials.

Phase IIb (sometimes called Phase II/III) trials can be undertaken for serious or fatal diseases and consist of well-controlled trials to evaluate efficacy (and safety) in patients with the disease or condition to be treated, diagnosed or prevented which may be deemed to be pivotol. Phase IIb trials can lead to expedited review and accelerated approval by the FDA of the product for commercial sale conditional upon the completion of subsequent Phase III post-market information studies. Phase IIb trials incorporate certain design and control features of Phase III trials. If data collected from Phase IIb trials is statistically significant, authorization for accelerated approval may be sought from the FDA.

Phase III Clinical Trials

The Phase III clinical development program generally consists of expanded, large-scale studies of patients with the targeted disease or disorder so as to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosing regimen in comparison with standard therapy.

After an appropriate analysis, the HPB, FDA or EMEA may interrupt clinical trials at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

Regulatory Approval

Once Phase III clinical trials have been completed, the applicant will compile all results, as well as all information concerning the product and its composition, synthesis, manufacture, packaging and labelling methods, for the purpose of obtaining approval to market the product. This application is known as a New Drug Application or NDA or either a Biologics License Application or BLA for a well- characterized biologic, such as a monoclonal antibody, or a combination of a Product License Application or PLA and an Establishment License Application or ELA for all other biologicals in the United States and as a New Drug Submission or NDS in Canada. Government authorities may require that additional trials be performed after the product is marketed to assess its long-term effects.

Since drug manufacturing is also regulated, the applicant is required to ensure that it complies with cGMP's, which are quality standards that require the control of production activities, raw-material procurement, complaint management, product recalls, labelling and promotional material. In addition to these standards, which are common to all drugs, certain biologics are subject to ELA's and lot by lot release agreed by FDA to ensure batch to batch comparability.

In certain circumstances, the FDA may expedite the development, evaluation and marketing of new drugs used for the treatment of serious diseases for which there is no other satisfactory treatment by granting such programs a Fast Track designation. See "- The Company's Products - OvaRex(TM) MAb".

Orphan Drug Status

Orphan Drug designation is designed to facilitate the introduction of drugs into the market in the United States for use in treating rare diseases or conditions. The disease must affect fewer than 200,000 patients in the United States. Upon obtaining marketing approval for the drug, the FDA will grant a period of seven years during which no approval will be given to a subsequent sponsor of the same drug product for the same indication. The only exception to this is if a competitor can show superiority of a second product which generally requires a head to head comparison. Written application for Orphan Drug status must be submitted to the Office of Orphan Drug Products Development of the FDA and must include documentation supporting the request for the particular indication. Orphan Drug designation also allows the manufacturer to apply for grants from the United States government to help defray the cost of the clinical testing of the drug in the United States and may allow for faster review of pending United States patent applications filed with the United States Patent and Trademark Office.

AltaRex has received Orphan Drug status for OvaRex(TM) MAb for ovarian cancer and expects to file similar applications for its other antibodies. See "- The Company's Products - OvaRex(TM) MAb- OvaRex(TM) MAb Regulatory Approval Strategy".

STRATEGIC ALLIANCES AND LICENSE AGREEMENTS

As part of its business strategy the Company plans to license the products it develops to strategic partners. These partners would participate in the later stage clinical development as required by the FDA, HPB, EMEA and other international drug regulatory agencies. The partners would then have the opportunity to market the Company's products in return for payment to the Company of up-front licensing fees, milestone payments and royalties. The major objectives in seeking to license products to strategic partners include:

         - Minimizing development expenditures through cost sharing programs;

         - Arranging for access to the resources and experience of large multinational pharmaceutical corporations; and

         - Maximizing long term revenue streams from royalties on the sale of the Company's products.

The Company has no current plans for developing in-house manufacturing (beyond the pilot phase), marketing or sales capabilities. The Company believes that the biopharmaceutical industry has adequate manufacturing, marketing and sales capacity, which the Company believes it may access through contractual or partnership arrangements.

The Company's current alliances and collaborative partnerships are described below.

Purdue Pharma L.P.

On May 12, 1999, the Company entered into two equity investment agreements (the "Equity Investment Agreements") and an option agreement (the "Purdue Option") with Purdue Pharma L.P. and certain of its associated entities (together, "Purdue").

Pursuant to the Equity Investment Agreements, Purdue, through two associated entities, purchased 10,000,000 Common Shares in the public offering conducted by the Company ("Public Offering") of the Company's Common Shares for an aggregate Purchase Price of $5.0 million on June 1, 1999.

Pursuant to the Purdue Option, the Company granted to Purdue the option to acquire worldwide exclusive rights to license and commercialize OvaRex(TM) MAb and BrevaRex(TM) MAb. The Purdue Option may be exercised by Purdue at any time up to and including November 12, 1999. During this period, the Company has agreed not to discuss or negotiate with other parties with respect to the rights which are the subject of the Purdue Option. In the event that Purdue exercises the Purdue Option, Purdue has agreed to assume certain research and development expenses of the Company, make certain additional payments to the Company upon the Company's achieving certain milestones and to make various royalty payments to the Company based upon sales of the Company's products.

The aggregate amount of the payments to be made by Purdue pursuant to the arrangements described above (excluding royalty payments), could exceed U.S. $100 million over a period of three years, assuming all milestones are achieved (including receipt of applicable regulatory approvals).

Draximage Inc.

The Company is a party to an alliance agreement with Frosst Radiopharmaceuticals (a division of Merck Frosst Canada Inc.) dated February 20, 1996 and assigned to Draximage Inc. ("Draximage"), a wholly owned subsidiary of Draxis Health Inc. ("Draxis Health"), by agreement dated August 1, 1997 (the "Draxis Alliance Agreement"). Under the Draxis Alliance Agreement, the Company and Draximage have agreed to collaborate on the manufacture of pilot and scale-up batches of OvaRex(TM) MAb. Draximage has agreed to manufacture (fill/finish) vials of OvaRex(TM) MAb for clinical trials at a fixed price per vial and may have certain contingent rights with respect to the manufacture and/or marketing of the OvaRex(TM)

MAb drug for commercial purposes. There are various conditions to be fulfilled by the parties before such manufacturing and/or marketing can commence.

University of Alberta & Noujaim Institute

In 1998, the Company entered into a collaborative research agreement (the "NI Research Agreement") with the University of Alberta and its Noujaim Institute for Pharmaceutical Oncology Research (the "Noujaim Institute") which expires in March, 2000. Under the NI Research Agreement the Noujaim Institute performs research on behalf of and at the direction of the Company in the development of tumor binding agents and therapeutic compositions. During the term of the NI Research Agreement the Company compensates the University for services rendered in an amount not to exceed $300,000 per year. The Company will also owe to the University a royalty of one percent on any net sales (as defined in the NI Research Agreement) derived from a prostate cancer immunotherapeutic composition developed under the NI Research Agreement.

Alberta Heritage Foundation Agreement

The Alberta Heritage Foundation for Medical Research ("AHFMR") is a foundation established by the Government of the Province of Alberta to support medical research in the Province of Alberta. The AHFMR contributed $500,000 to the funding of the current Canadian Phase IIb trial of OvaRex(TM) MAb pursuant to an agreement dated March 1, 1997 (the "AHFMR Agreement"). Commencing upon 12 months following the earlier of the regulatory approval of OvaRex(TM) MAb and March 1, 2001 the Company shall pay to AHFMR on an annual basis an amount equal to the lesser of 5% of the gross product sales (as defined in the AHFMR Agreement) received from commercialization of OvaRex(TM) MAb and $100,000. Total payments by the Company under the AHFMR Agreement shall not exceed $1 million. In addition, in connection with AHFMR Agreement the Company granted to the AHFMR warrants to purchase 41,667 Common Shares at an exercise price of $12.00 per share which expire on March 1, 2000.

Biomira License Agreement

The Company holds an exclusive worldwide license from Biomira for the use of the murine working hybridoma cell bank and murine antibody MAb B43 (the "B43 Technology") for all anti-idiotype induction applications and products, as well as for the use of such related experimental and clinical data for anti-idiotype induction applications and products until November 30, 2010. MAb B43 is the functional component of the OvaRex(TM) MAb product.

The Company obtained the license from Biomira pursuant to a license agreement dated November 24, 1995 (the "Biomira License Agreement"). Under the terms of the Biomira License Agreement:

         -        The Company paid an up-front fee of $150,000;

         - The Company agreed to use its best efforts to commercialize the B43 Technology;

         - The Company agreed to spend a minimum of $3,000,000 to develop the B43 Technology from December 1, 1995 to December 1, 1999; and

         - The Company agreed to pay a royalty to Biomira on the sale of any products developed using the B43 Technology at various rates as set out in the Biomira License Agreement for a period of ten years from December 1, 1995 to November 30, 2005.

The Biomira License Agreement only pertains to the products that will potentially use MAb B43 or a derivative thereof. Products developed by the Company which do not incorporate the B43 Technology are not subject to the Biomira License Agreement.

Under certain funding arrangements (the "ISTC Funding Arrangements") between Biomira and the Minister of Industry, Science and Technology Canada ("ISTC"), Biomira is required to obtain the consent of ISTC to any license relating to technology developed pursuant to the ISTC Funding Arrangements, including the B43 Technology. The Company understands that Biomira has failed to obtain such consent with respect to the license of the B43 Technology granted to the Company under the Biomira License Agreement. In the past, the Company has had discussions with ISTC and Biomira in this regard. In the event of a breach of a term or condition of the ISTC Funding Arrangements, ISTC may direct Biomira to transfer to ISTC clear title to, among other things, the B43 Technology. In such event, the Company may need to obtain a license from ISTC to use the B43 Technology which may affect the Company's rights granted under the Biomira License Agreement. To the knowledge of the Company, ISTC has not, to date, taken any such action. See "- Risk Factors Reliance on Strategic Relationships" and "- Risk Factors - Proprietary Rights and Patent Protection".

Biomira has given the Company written notice alleging that the Company is in default of certain reporting obligations under the Biomira License Agreement and that Biomira would terminate such agreement on June 1, 1999 unless such alleged defaults were fully cured on or before such date. As of the date of this document, Biomira has not given any notice to the Company of termination of the Biomira License Agreement. Biomira had previously given notice to the Company on March 16, 1999 of the alleged default and that such agreement would terminate on April 15,

1999. The Company believes that it has taken all such actions to ensure that it is currently in compliance with all of the terms of the Biomira License Agreement and intends to take all such actions as may be necessary to prevent any attempt by Biomira to terminate the Biomira License Agreement.

Biomira and the Company are currently engaged in respective legal actions against each other, including an action by the Company relating to the Biomira License Agreement. See "- Legal Proceedings".

Canada-Israel Industrial Research and Development Foundation

The Company is a party to a co-operation and project funding agreement with each of the Canada-Israel Industrial Research and Development Foundation and Orgenics Ltd. (the "Canada-Israel Agreement") dated February 3, 1997. A total of $300,000 in funding is available to the Company under the Canada-Israel Agreement over the three year term. The Company has received $100,000 in funding to date under the Canada-Israel Agreement, all in 1997. The Company is not currently conducting research pursuant to the contract. The funds are re-payable pursuant to a royalty based upon gross sales (as defined in the Canada-Israel Agreement) of products relating to research conducted thereunder. The research conducted under the Canada-Israel Agreement does not relate to the Company's AIT(R) Technology-related products.

MANUFACTURING

The Company does not currently manufacture any of its products and it has no immediate plans to establish manufacturing facilities for commercial production of its therapeutic products. Instead, the Company's strategy, beyond the pilot phase, is to manufacture and commercialize its products through strategic alliances and licensing agreements with major pharmaceutical companies.

HUMAN RESOURCES

As at May 31, 1999, the Company had 35 employees, 20 of whom were located at the Company's locations in Edmonton, Alberta and 15 of whom were located at the Company's executive office in Waltham, Massachusetts. There were 20 employees working in research and development and 15 working in administration and corporate affairs. Four of the research and development employees hold Ph.D.s and two are M.D.s.

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

Based on its review of the industry, the Company is not aware of any other company that is focusing on anti-idiotype induction therapy as practiced by the Company. There are a number of companies however, that focus on the broader use of antibodies to treat various diseases. These companies include Centocor Inc., Coulter Pharmaceuticals Inc., Genentech, IDEC, Medarex Inc. and Immunex Corp, among others. The Company expects that its platform AIT(R) Technology will attract significant additional competitors over time. In order to compete successfully, the Company's goal is to develop proprietary positions in patented drugs for therapeutic markets which have not been satisfactorily addressed by conventional research strategies and, in the process, extend its expertise in biopharmaceutical products design. See "Risk Factors - Competition".

PROPRIETARY PROTECTION

The Company vigorously pursues a policy of seeking patent protection to preserve its proprietary technology and its right to capitalize on the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating its proprietary technology. The Company also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. The Company plans to prosecute and defend its intellectual property, including any patents that may issue, and proprietary technology. The Company regularly searches for third-party patents in its fields of endeavor, both to shape its own patent strategy as effectively as possible and to identify licensing opportunities.

Patents

In general, the Company pursues a policy of obtaining patent protection both in the United States and in selected foreign countries for subject matter considered patentable and important to its business. In addition, a portion of the Company's proprietary position is based upon technology and products the Company has licensed from others, including MAb B43 that binds to an ovarian cancer antigen, and was licensed from Biomira under the Biomaria License Agreement. This license agreement generally requires the Company to pay royalties upon commercialization of products covered by the licensed technology.

The Company owns five pending United States patent applications for its therapeutic products and processes. Worldwide, the Company owns three pending international applications and 15 pending national applications covering the same technology. These patent applications cover various aspects of the Company's core technology, products, processes, and the methods for their production and use. These patent applications include both broad and specific claims to various tumor therapies. The Company will continue to aggressively protect its technology with new patent filings with the intent of further extending its patent coverage.

Biomira has recently commenced a legal action against, among others, the Company seeking, among other things, an order stating that Biomira is the sole owner of an invention disclosed in a PCT application filed by the Company in respect of, among other things, the Company's lead product and an injunction prohibiting the Company from using the invention referred to therein. See "Risk Factors-Biomira Litigation" and "Legal Proceedings".

Trademarks and Trade Names

The Company also relies upon trademarks and tradenames to protect its technology. The Company has a registered trademark for its AIT(R) mark in the United States and Canada and owns a Canadian registration for the trade-mark IRT(R) . As well, the Company has pending applications to register trademarks in various countries for the AltaRex name as well as for the brand names (OvaRex(TM), BrevaRex(TM), GivaRex(TM), and ProstaRex(TM) MAb) relating to its developing products.

Trade Secrets

The Company also relies in part on trade secrets, unpatented know-how and continuing technological advancements to maintain its competitive position. It is the practice of the Company to enter into confidentiality agreements with employees, consultants and corporate sponsors. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of the Company's trade secrets and know-how.

CLINICAL ADVISORY BOARD

The Company maintains a Clinical Advisory Board (the "Advisory Board") composed of outside internationally recognized clinicians and scientists. The Advisory Board meets periodically to review the operational aspects of the Company's clinical program and make appropriate recommendations with regard to the perceived trends and direction of other companies. The members of the Advisory Board have no rights to the Company's technology and each member has signed a confidentiality agreement with the Company. Advisory Board members receive an honorarium of U.S. $15,000 per year. The current composition of the Advisory Board is:


Name                                        Institution
----                                        -----------
Robert Ozols, M.D., Ph. D.                  Fox Chase Cancer Center, United States

Roger Cohen, M.D.                           University of Virginia, United States

Richard Margolese, M.D.                     McGill University, Canada

Daniel Von Hoff, M.D.                       Cancer Therapy and Research Center, United States,

James Holland, M.D.                         Mount Sinai School of Medicine, New York, United
                                            States.

ROBERT OZOLS, M.D. AND PH.D is Senior Vice President for Medical Science at Fox Chase Cancer Center, Philadelphia. Dr. Ozol serves as Chairman of the Advisory Board and is also Medical Director at the Hospital of the Fox Chase Cancer Center and Professor of Medicine at Temple University. He is currently serving on the Oncologic Drugs Advisory Committee of the FDA. The recipient of the 1990 Cancer Research Award from the Milken Medical Foundation, Dr. Ozols has also been elected to the American Society for Clinical Investigation. Dr. Ozols received his medical degree and a Ph.D. in Biochemistry at the University of Rochester in New York.

ROGER COHEN, M.D. is Associate Professor at the University of Virginia, Department of Medicine, Division of Haematology-Oncology and Director of the Clinical Trials Office. Dr. Cohen is also currently an advisor and consultant to the FDA at the Center for Biologics Evaluation and Research. Dr. Cohen received his medical degree at Harvard Medical School and is the recipient of several awards including the FDA Special Recognition Award.

RICHARD MARGOLESE, M.D. is a Professor in the Department of Oncology, and Herbert Black Chair in Surgical Oncology, McGill University. Dr. Margolese is also Associate Director of Research at Lady Davis Institute, past President of the National Cancer Institute of Canada and past Co-Chairman of the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Margolese received his medical degree at McGill University and was awarded the Order of Canada in 1997 - Canada's highest honour for lifetime achievement.

DANIEL VON HOFF, M.D. is Director of the Institute for Drug Development at the Cancer Therapy and Research Center in San Antonio, Texas. Dr. Von Hoff is President-Elect of the American Association for Cancer Research and recipient of the Richard and Hinda Rosenthal Award for clinical investigation. He is also a Professor for the Department of Cellular and Structural Biology and a Clinical Professor in the Division of Medical Oncology at The University of Texas Health Science Center. Dr. Von Hoff received his medical degree from Columbia College of Physicians and Surgeons in New York.

JAMES HOLLAND, M.D. is Distinguished Professor of Neoplastic Diseases, Department of Medicine, Mount Sinai School of Medicine, New York. Dr. Holland holds both a Medical Doctorate degree from Columbia University and a Doctor of Science degree from State University of New York. He is past-President of both the American Society of Clinical Oncology and the American Association of Cancer Research and has contributed to over 590 scientific publications.

RISK FACTORS

The following risk factors and other information included in this document should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair its business operations. If any of the following risks actually occur, the Company's business, financial condition and operating results could be materially adversely affected.

Biomira Litigation

On February 26, 1999, Biomira commenced legal action in the Province of Alberta against AltaRex, the founder of AltaRex and certain other individuals affiliated with AltaRex, claiming ownership of an invention disclosed in an international patent application filed by AltaRex relating to certain aspects of AltaRex's core technology, products, processes and their production. In the action, Biomira is seeking, among other things, a court order declaring that it is the sole owner of the invention and related intellectual property rights therein, including the patent application, an injunction prohibiting AltaRex from using the invention, and damages in the amount of $200,000,000. In response to Biomira's action, the Corporation filed a statement of defense with the court on April 21, 1999. See
Item 3 - "Legal Proceedings". Although there can be no assurance that Biomira's legal action will not be successful, AltaRex believes that Biomira's claims are without merit and intends to defend against such action.

If Biomira is successful in its action against the Company, the ability of the Company to develop and commercialize its existing products and future products based upon the invention described in the patent application referred to above, including, in particular, its OvaRex(TM) MAb lead product, may be materially and adversely affected and could be fully lost. In any event, this litigation will, if it proceeds to trial, require the court to consider complicated scientific evidentiary matters (such as the point at which significant discoveries were made) and questions as to the contractual interpretation of the Biomira License Agreement. It is not possible to predict the court's position or disposition in these and other matters. In addition, even if successful at trial, this litigation will result in significant expense to the Company.

Possible Expiration or Termination of License Agreement for MAb B43; Loss of Exclusivity

In 1995, the Company licensed the B43 Technology from Biomira, including the antibody MAb B43, which is utilized in OvaRex(TM) MAb. The Biomira License Agreement requires that the Company use its best efforts to commercialize the B43 Technology and to spend certain minimum amounts to develop the B43 Technology between 1995 and 1999. Biomira provided the Company with written notice alleging that the Company was in default of certain reporting obligations under the Biomira License Agreement and that Biomira would terminate such agreement on June 1, 1999 unless such alleged defaults were fully cured on or before such date. As of the date of this document, Biomira has not given any notice of termination of the Biomira License Agreement. Biomira had previously given notice to the Company on March 16, 1999 of the alleged default and that such agreement would terminate on April 15, 1999. Although the Company believes it is currently in compliance with all of the terms of the Biomira License Agreement, there can be no assurance that the Company will be able to continue to meet the obligations of the Biomira License Agreement. Should the Company's rights under the Biomira License Agreement be terminated or cease to be exclusive, Biomira may elect to license the B43 Technology to competitors of the Company. Although the Company believes that it would have a competitive advantage over other potential competitors based on its lead time in the regulatory process, termination of the Biomira License Agreement or the loss of exclusivity to the B43 Technology could have a material adverse effect on the Company's business, its results of operations, its financial condition and its ability to market and develop commercially viable products based on the B43 Technology.

Pursuant to the ISTC Funding Arrangement, Biomira is required to obtain the consent of ISTC to any license relating to technology developed pursuant to the ISTC Funding Arrangements, including the B43 Technology. See "- Strategic Alliances and License Agreements - Biomira License Agreement". The Company understands that Biomira has failed to obtain such consent with respect to the license of the B43 Technology granted to the Company under the Biomira License Agreement. In the past, in this regard, the Company has had discussions with ISTC and Biomira. In the event of a breach of a term or condition of the ISTC Funding Arrangements, ISTC may direct Biomira to transfer to ISTC clear title to the B43 Technology. In such event, the Company may need to obtain a license from ISTC to use the B43 Technology which may affect or result in the loss of the Company's rights to the B43 Technology. To the knowledge of the Company, ISTC has not, to date, taken any such action.

In addition, the Biomira License Agreement expires November 30, 2010, unless the parties mutually agree in writing to renew the Biomira License Agreement. If at that time the Company cannot successfully renew the Biomira License Agreement on terms acceptable to the Company, the Company may be subject to competition from others to whom Biomira would be free to license the Technology. Consequently, the loss of such exclusive Biomira License Agreement or renewal of the Biomira License Agreement on different terms may adversely affect the revenues, if any, from the sale of products that use the Technology. The termination of, or loss of exclusivity of, the Biomira License Agreement could have a material adverse affect on the Company's business, results of operations and financial condition. In light of the current litigation involving Biomira and the Company, the Company considers the mutual agreement of the parties to renew the Biomira License Agreement to be unlikely.

Reliance on Strategic Relationships

The Company's future success is dependent on the development and maintenance of strategic relationships. The Company intends to seek to enter into strategic relationships with strategic partners to participate in and finance the later stage clinical development of products as required by the FDA, HPB, EMEA and other international drug regulatory agencies. The Company expects that its strategic partners would then have the opportunity to market the Company's products in return for payment to the Company of up-front licensing fees, milestone payments, royalties or previously agreed upon transfer prices on the sale of such products.

The Company has entered into the Purdue Option which grants to Purdue the option to acquire exclusive worldwide rights to license and commercialize OvaRex(TM) MAb and BrevaRex(TM) MAb. See "- Description of the Business - Strategic Alliances and License Agreement - Purdue Pharma L.P". If Purdue does not exercise the Purdue Option or the Company fails to enter into alternative strategic relationship on terms favourable to the Company or if Purdue or other strategic partners fail to effectively complete the clinical trials, the regulatory approval of OvaRex(TM) MAb or BrevaRex(TM) MAb may be delayed and such delay may have a materially adverse effect on the Company's results of operations and business. The Company also intends to rely on Purdue to market OvaRex(TM) MAb and BrevaRex(TM) MAb. If Purdue exercises the Purdue Option but fails to, or if the Company fails to enter into alternative strategic partnerships or if its alternative strategic partners fail to, effectively market OvaRex(TM) MAb or BrevaRex(TM) MAb, the Company may lose the opportunity to successfully commercialize these products. There can be no assurance that Purdue will exercise the Purdue Option or that the Company will be able to enter into alternative strategic partnerships on terms that are acceptable to the Company.

The Company does not manufacture its own antibodies but has, and will seek to enter into, agreements with third parties to manufacture its antibodies. Pursuant to the Draximage Alliance Agreement, Draximage will fill/finish OvaRex(TM) MAb vials for clinical trials and may have certain contingent rights with respect to the manufacture and/or marketing of the OvaRex(TM) MAb drug for commercial purposes. In addition, the Company is working with other vendors to fill/finish OvaRex(TM) MAb vials. The Company has an agreement with Lonza Biologics to scale-up cell culture-derived material to the commercial level. Similarly the Company is working with other vendors to begin the scale-up processes for cell culture BrevaRex(TM) MAb and to fill/finish BrevaRex(TM) MAb vials. If these contract suppliers fail to perform under the terms of the agreement, the Company may incur significant costs and risks.


Scaling-up production of cell culture-derived materials will enable the Company to further pursue regulatory approval and commercialization of OvaRex(TM) MAb. Such regulatory approval and commercialization is dependant upon the Company's ability to achieve such production.

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

Lack of Product Revenues; History of Losses

To date, the Company has not recorded any revenues from the sale of biopharmaceutical products and there can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company has accumulated net losses of approximately $20.2 million to December 31, 1998. The Company anticipates that its operating expenses and capital expenditures will increase significantly in 1999 and in subsequent years as it adds the personnel and facilities associated with advancing products throughout development, clinical trials and commercialization. The amounts and timing of expenditures will depend on the progress of ongoing research and development, the results of preclinical testing and clinical trials, the rate at which operating losses are incurred, the execution of any development and licensing agreements with strategic partners, the Company's development of additional products, the FDA, HPB, EMEA and other regulatory processes and other factors, many of which are beyond the Company's control.

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

The Company has two licensing agreements that require payments of royalties based on the gross revenue of the OvaRex(TM) MAb. On the successful commercialization of

OvaRex(TM) MAb, the Company will be required to pay royalties from the gross revenue received by the Company on the sale of this product. There can be no assurance that the Company will generate sufficient revenues from the sale of OvaRex(TM) MAb to achieve profitability.

The Company anticipates that, based on its current operating plan, its existing cash reserves are sufficient to meet its planned cash requirements into the first half of 2000. Beyond that, the Company intends to rely on cash, if any, generated from operations, licensing revenues and collaborative agreements, which will be highly dependent on the Company's successful development and commercialization of its clinical products. There can be no assurance that these products will be successfully developed or commercialized or that the underlying assumed levels of expenses will prove to be accurate.

Capital Requirements

Based on its current operating plan, the Company estimates that its net expenditures for 1999 will significantly exceed that of 1998. The Company's future capital requirements, however, will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its pre-clinical and clinical evaluation of product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. Further, there can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted. There can be no assurance that the Company will be successful in its efforts to arrange additional financing if needed or that any such additional financing will be available on terms satisfactory to the Company.

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

Regulatory Environment; No Assurance of Product Approval

The FDA, HPB, EMEA and comparable agencies in foreign countries impose substantial requirements on biotechnology and pharmaceutical companies prior to the introduction of therapeutic products. These requirements include lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures, together which involve the expenditure of substantial resources. Satisfaction of these requirements typically takes a number of years and varies substantially based on the type, complexity and novelty of the pharmaceutical product.

Any future FDA, HPB, EMEA or other governmental approval of products developed by the Company may entail limitations on the indicated uses for which such products may be marketed. Approved products may be subject to additional testing and surveillance programs as required by regulatory agencies. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing.

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

To date, the Company has submitted INDs to the HPB and FDA for OvaRex(TM) MAb and BrevaRex(TM) MAb products, but has not submitted such documentation for other products currently under development. There can be no assurance that the Company will obtain regulatory approval to commercialize OvaRex(TM) MAb and BrevaRex(TM) MAb, or that it will be in a position to file the regulatory applications for its future products.

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

Proprietary Rights and Patent Protection

Due to the length of time and expense associated with bringing new products through development and the governmental approval process to the marketplace, the pharmaceutical industry has traditionally placed considerable importance on obtaining and maintaining patent and trade secret protection for significant new technologies, products and processes.

The patent protection afforded to biotechnology and pharmaceutical firms is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the breadth of claims allowed in such cases, or the degree of protection afforded under patents. These issues are further complicated in this field by the abundance of publications and/or prior art, including publications by the Company. Thus, while the Company believes that its proprietary information is protected to the fullest extent practicable, there can be no assurance that (i) any patents will be issued to the Company in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge the Company's patent protection or that such challenges will not be successful, (iii) processes or products of the Company do not or will not infringe upon the patents of third parties, or (iv) the scope of patents that may be issued to the Company will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any patent litigation will affect the Company's efforts to develop, manufacture or market its products. The cost of litigation to uphold the validity and prevent infringement of any patents issued to the Company may be significant. See "- Biomira Litigation" and "Item 3 - Legal Proceedings".

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

There can be no assurance that the Company's patent applications will mature into issued patents, or will afford legal protection against competitors, or will provide significant proprietary protection or competitive advantage. In addition, there can be no assurance that the Company's patents will not be held invalid or unenforceable by a court, infringed or circumvented by others or that others will not obtain patents that the Company would need to license or circumvent. Competitors or potential competitors may have filed patent applications or received patents, and may obtain additional patents and proprietary rights relating to the products or processes competitive with those of the Company.

Manufacturing and Marketing

The Company has limited experience in manufacturing pharmaceuticals. The Company intends to rely primarily on contract manufacturers to produce antibodies, adjuvants and other components of its products for research and development, preclinical and clinical trial purposes. The Company's products have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. There can be no assurance that third party manufacturers will be able to meet the Company's needs with respect to timing, quantity or quality. If the Company is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's preclinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, contract manufacturers that the Company may use must continually adhere to current Good Manufacturing Practices regulations enforced by the FDA through its facilities inspection program. If the facilities of such manufacturers cannot pass a pre-approval plant inspection, the FDA premarket approval of the Company's products will not be granted.

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

Product Liability and Insurance

The testing, marketing, sale and use of products under development by the Company may entail risk of product liability. Such risk exists in human clinical trials and even with respect to those products that receive regulatory approval for commercial sale. There can be no assurance that the Company can avoid significant product liability exposure. The Company currently has in place product liability insurance for its biopharmaceutical products and expects that as it expands, it will require additional insurance. There can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its biopharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or recall a product could have a material adverse effect on the business, financial condition and future prospects of the Company.

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

No Assurance of Successful Development

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative. The Company's realization of its long-term potential will be dependent upon the successful development and commercialization of products currently under development. There can be no assurance that these products will be delivered successfully or receive regulatory approval. The new products of the Company are currently in the research and development stages, the riskiest stages for a company in the biotechnology industry. There can be no assurance that the research and development programs conducted by the Company will result in commercially viable products. To achieve profitable operations the Company, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for the products being developed and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program. No assurances can be provided that any future animal or human test, if undertaken, will yield favourable results.


ITEM 2 - DESCRIPTION OF PROPERTY

LEASED PROPERTIES

AltaRex's Canadian office is located at Campus Tower, Suite 300, 8625 - 112 Street, Edmonton, Alberta, Canada T6G 1K8. Its research and development facility is located at 1134 Dentistry Pharmacy Building, University of Alberta, Edmonton, Alberta T6G 2N8. The Company's U.S. office is located at Suite 125, 303 Wyman Street, Waltham, Massachusetts 02451. All of the above premises are leased by AltaRex.

The Canadian leases are each for a term of five years, with the Campus Tower lease terminating on December 30, 2001, the Dentistry Pharmacy lease terminating on July 31, 2002 and the U.S. lease is for a three-year term, terminating on March 31, 2001. The total lease costs under such leases for the Company were approximately $280,000 for the fiscal year ended December 31, 1998 and are expected to be approximately $280,000 for the fiscal years ending December 31, 1999 and 2000.

In January 1999, the Company entered into a letter of intent for the lease of approximately 25,000 square feet of laboratory and office facilities in Waltham, Massachusetts. The facilities are expected to be available on or about December 1, 1999. If leased as proposed, the initial term would extend until March 31, 2007 and the expected annual lease cost to the Company would be approximately $1.3 million plus operating expenses. The Company anticipates that it will move its laboratory operations to Waltham by the end of 1999.

ITEM 3 - LEGAL PROCEEDINGS

THE BIOMIRA CLAIM

       On February 26, 1999, Biomira commenced legal action (the "Biomira Claim") in the Province of Alberta against the Company and the founder of AltaRex and certain other individuals affiliated with AltaRex (the "Individual Defendants"), claiming ownership of an invention (the "Invention") disclosed in an international patent application entitled "Method and Composition for Reconforming Multi-Epitopic Antigens to Initiate an Immune Response" (the "Multi-Epitopic Patent Application") and filed by AltaRex relating to certain aspects of AltaRex's core technology, products, processes and their production. In the action, Biomira is seeking, among other things, a court order declaring that it is the sole owner of the invention and related intellectual property rights therein, including the Multi-Epitopic Patent Application, an injunction prohibiting AltaRex from using the invention, and damages in the amount of $200,000,000. The Biomira Claim alleges that the Individual Defendants owed fiduciary duties and/or duties of confidence to Biomira arising out of such individuals' affiliation with Biomira prior to the formation of AltaRex and that the Individual Defendants have breached those duties by causing the Multi-Epitopic Patent Application to be filed for AltaRex's benefit. In addition, the Biomira Claim alleges that the Company intentionally or negligently induced the Individual Defendants to breach such alleged duties. On March 16, 1999, the Company demanded further particulars from Biomira with respect to the allegations made in its legal action against the Company on the basis that such action fails to disclose sufficient information with respect to claims made by Biomira in its action so as to enable the Company to properly defend the action. On April 7, 1999, Biomira responded to the Company's request by refusing to provide further particulars with respect to its claims. On April 15, 1999, the Court of Queen's Bench of Alberta refused to grant a motion by the Company to require Biomira to provide such further particulars.

       On April 21, 1999, the Company filed its statement of defence to the Biomira Claim. In its statement of defence, the Company denies all of the allegations contained in the Biomira Claim. In particular, the Company maintains that (i) the Invention was entirely conceived, fashioned and developed by the Individual Defendants, who are fully and properly disclosed as the "inventors" of the Multi-Epitopic Patent Application, (ii) the Invention was arrived at by the Individual Defendants in all material respects while in the employ of and under obligation to AltaRex and not in any material respect in the course of work by any of them for Biomira or an affiliate thereof, (iii) it was at all material times agreed and understood by Biomira that, pursuant to certain previously agreed principles, the Biomira License Agreement and the license granted thereunder, the Individual Defendants and AltaRex were authorized, enabled and licensed from and after the commencement of operations of AltaRex on December 1, 1995 to proceed and continue with research, development and product creation for the sole benefit of the Company and not for that of Biomira, and
(iv) neither AltaRex nor any of the Individual Defendants acted in breach of any obligations to or entitlements of Biomira. Alternatively, the Company maintains that if Biomira has any claim whatsoever to the Multi-Epitopic Patent Application, the Biomira License Agreement grants to the Company an exclusive, world-wide license to the Invention and all related rights and entitlements and, accordingly, Biomira is precluded from asserting the purported entitlements alleged in the Biomira Claim.

       Although there can be no assurance that Biomira will not be successful in the Biomira Claim and neither Biomira nor the Company has had an opportunity to request production of documents or to discover the other party, management of the Company believes that the Biomira claim is without merit. The Company intends to vigorously defend the Biomira Claim. See "Risk Factors - Biomira Litigation".

       If Biomira is successful in its action against the Company, the ability of the Company to develop and commercialize its existing products and future products based upon the invention described in the patent application referred to above, including, in particular, its OvaRex(TM) MAb lead product, may be materially and adversely affected and could be fully lost. In any event, this litigation will, if it proceeds to trial, require the court to consider complicated scientific evidentiary matters (such as the point at which significant discoveries were made) and questions as to the contractual interpretation of the Biomira License Agreement. It is not possible to predict the court's position or disposition in these and other matters. In addition, even if successful at trial, this litigation will result in significant expense to the Company.

THE ALTAREX CLAIM

       On March 16, 1999, the Company commenced legal action (the "AltaRex Claim") in the Province of Alberta against Biomira seeking a declaration of the court that, among other things, (i) Biomira is in breach of the Biomira License Agreement and the Asset Purchase Agreement, (ii) the Company has the exclusive worldwide right and license to use the B43 Technology to develop, commercialize, manufacture, use and sell products based upon such technology (including OvaRex(TM) MAb), (iii) the Company has the exclusive right under the Biomira License Agreement to develop, commercialize, use and sell all AIT(R) Technology applications, (iv) as a result of its breaches of the Biomira License Agreement, Biomira is not entitled to any rights under the Biomira License Agreement, and
(v) the terms of the Biomira License Agreement prohibit Biomira from bringing the Biomira Claim. In addition, the Company is seeking an injunction prohibiting Biomira from pursuing its legal action against the Company and damages in an amount to be proven at trial.

       On March 31, 1999, Biomira filed a statement of defence in respect of the AltaRex Claim. In its statement of defence, Biomira denies the allegations contained in the AltaRex Claim. In particular, Biomira maintains that (i) there were not any agreed principles between Biomira and AltaRex and their respective representatives in addition to those set forth in the Biomira License Agreement and the Asset Purchase Agreement, (ii) Biomira has not breached the Biomira License Agreement, and (iii) the Biomira License Agreement does not grant to AltaRex the exclusive right to develop, commercialize, use and sell all AIT(R) Technology applications.

       Neither Biomira nor the Company has had an opportunity to request production of documents or to discover the other party in connection with the AltaRex Claim.

OTHER

       Except for non-material legal proceedings against it in the normal course of its operations, the Company is not aware of any other material existing or pending legal proceedings against it.

ITEM 4 - CONTROL OF REGISTRANT

Insofar as it is aware, the Company is not directly or indirectly owned or controlled by another corporation(s) or by the provincial government of Alberta, the federal government of Canada or any foreign government.

To the knowledge of the Company, no person of record owns beneficially, directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Company as at June 1, 1999, except as set out below:

                             IDENTITY OF PERSON OR
TITLE OF CLASS                       GROUP                       AMOUNT OWNED                     PERCENT OF CLASS
--------------                       -----                       ------------                     ----------------
Common Shares                Investissements
                             BioCapital Societe en
                             Commandite                     7,168,000 Common Shares                     12.9%

Common Shares                The Business
                             Development Bank of
                             Canada                         6,000,000 Common Shares                     10.8%


Common Shares                Purdue(1)                      10,000,000 Common Shares                    18.0%

Common Shares                Directors and Officers         6,577,733 Common Shares                     11.8%

Notes:

(1) Banela Corporation ("Banela") and East Hudson Inc. ("EHI") each purchased 5,000,000 Common Shares pursuant to the Equity Investment Agreements. See "Item 1 - Business Strategic Alliances and License Agreements - Purdue Pharma L.P." Each of Banela and EHI is an associate of Purdue Pharma L.P.



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

The following table sets forth the reported high and low sale prices of the Common Shares of the Company as reported by The Alberta Stock Exchange from January 1, 1996 to February 2, 1997 and by The Toronto Stock Exchange from December 20, 1996 to June 1, 1999. Price range information set out below has been adjusted to reflect the four-for-one consolidation of the Company's Common Shares that occurred in November 1996. On May 7, 1999 and June 1, 1999, the Company sold an aggregate of 39,100,000 Common Shares for an aggregate purchase price of $19,550,000 in a public offering outside the U.S.

  Period                                                      Price Range
                                                         High              Low
                                                         ----              ---
1st Quarter, 1996                                          Trading Suspended

2nd Quarter, 1996                                          Trading Suspended

3rd Quarter, 1996                                         7                5

4th Quarter, 1996                                         8.08             6

1st Quarter, 1997                                         7                5

2nd Quarter, 1997                                         5.5              3.4

3rd Quarter, 1997                                         4.3              2.5

4th Quarter, 1997                                         3.8              2.1

1st Quarter, 1998                                         3.25             2.25

2nd Quarter, 1998                                         2.54             1.01

3rd Quarter, 1998                                         1.92              .71

4th Quarter, 1998                                          .85              .42

1st Quarter, 1999                                          .74              .42

2nd Quarter, 1999
(Through June 1, 1999)                                    1.38              .42
                                                          ----              ---

The closing price of the Common Shares of the Company on The Toronto Stock Exchange on June 1, 1999 was $.90 per Common Share.


The Company's shares are not listed on any exchange in the United States. At June 14, 1999, approximately 5.3% of the outstanding shares of the Company are held of record by 13 persons resident in the United States.

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's Shares, other than specific embargoes enacted by regulations under the United Nations Act (Canada) and withholding tax requirements. See "Item 7. Taxation."

There are no limitations under the laws of Canada or the Province of Alberta, or in the Articles of Amalgamation of the Company, with respect to the right of non-resident or foreign owners to hold or vote the Common Shares of the Company other than those imposed by the Investment Canada Act (Canada) (the "Investment Act").

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

An investment in Common Shares of the Company by a WTO investor would only be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company equals or exceeds an amount determined annually by the Minister pursuant to a formula specified in the Investment Act ($184,000,000 for 1998).

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

Certain transactions in relation to Common Shares of the Company would be exempt from the Investment Act, including:

       (a) the acquisition of Shares by a person in the ordinary course of the person's business as a trader or dealer in securities;

       (b) the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

       (c) the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act further contains provisions which require notification to be given under the Investment Act in the circumstances where a "non-Canadian" (as defined in the Investment Act) acquires control of the Company notwithstanding that such investment is not a reviewable investment as described above.

In addition to the foregoing, certain transactions involving the Company and its security holders may be subject to notification and review under the Competition Act (Canada). In general, in order for a transaction to be notifiable, the parties together with their affiliates (defined to include parent, subsidiary and sister companies) must have assets in Canada or gross revenues from sales in, from or into Canada that exceed $400,000,000. Assuming this threshold is met, additional thresholds based on the type of transaction must be met before notification is required. If a transaction is ultimately notifiable, the parties must provide the Commissioner of Competition (the "Commissioner") with detailed information about the transaction and the parties, and observe a waiting period prior to closing the transaction. However, in the event that the Commissioner determines that a proposed transaction may result in a substantial lessening of competition, the Commissioner may bring a proceeding before the Competition Tribunal to enjoin the transaction or to seek other remedies.

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

The summary is based on the current provisions of the Act and the regulations thereunder and the Company's understanding of the current administrative practices published by, and press announcements released by Revenue Canada. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Company's Shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

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

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10 percent of the voting stock of the Company shall not exceed 5 percent of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person (other than a trust) who was not during the 120 month period immediately preceding the sale a resident in Canada for more than 60 months, subject to certain restrictions.

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

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of the Company's Shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company's Shares.

Holders

As used herein, a "U.S. Holder" means a holder of the Company's Shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or an estate whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold the Company's Shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own the Company's Shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire the Company's Shares.

Distributions on the Company's Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Company's Shares, and thereafter as gain from the sale or exchange of the Company's Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the Company's Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70 percent deduction in respect of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10 percent of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Company's Shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Company's Shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31 percent U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. It should be noted, however, that under new Treasury Regulations which are scheduled to become effective on January 1, 2001, and which are only to be applied prospectively, any dividends paid on the Company's Shares will be subject to information reporting and potential 31 percent U.S. backup withholding tax.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source taxable income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Company's Shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Company's Shares

A U.S. Holder will recognize gain or loss upon the sale of the Company's Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Company's Shares. This gain or loss will be capital gain or loss if the Company's Shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company's Shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60 percent or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold the Company's Shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If (i) 50 percent or more of the combined voting power or total value of the Company's Shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, then it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging the Company's Shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is producing passive income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. In addition, taxpayers owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess-distribution regime of Section 1291 of the Code. Amounts included in or deducted from income under this regime (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

The Company believes that it was not a PFIC for its fiscal years ended December 31, 1997 and 1998. The Company may have been a PFIC in earlier fiscal years and may become a PFIC in its current and subsequent fiscal years. If in its current or in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable a U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning PFIC status will not be challenged by the IRS, or that it will be able to satisfy the record keeping requirements which are imposed on QEF's.

Controlled Foreign Company

If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10 percent or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code (a "CFC"). This classification would effect many complex tax results one of which is the inclusion in the gross income of United States shareholders of certain income of a CFC. The United States generally taxes United States shareholders of a CFC currently on their pro rata shares of the subpart F income of the CFC. In effect, the Code treats those United States shareholders as having received a current distribution out of the CFC's subpart F income. Such shareholders also are subject to current U.S. tax on their pro rata shares of the CFC's earnings which are invested in U.S. property. The foreign tax credit may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of Shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Note that the overlap between the PFIC and CFC rules generally will be eliminated for 10-percent United States shareholders of a CFC. Where a foreign corporation is both a PFIC and a CFC, the Code generally will treat the foreign corporation as a non-PFIC with respect to 10-percent United States shareholders of the CFC. Special rules are provided for stock held by PFIC shareholders subject to the rules applicable to non-qualified funds. Because of the complexity of Subpart

F, and because it is not clear that Subpart F would apply to the holders of Shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8 - SELECTED FINANCIAL DATA

The following table presents selected financial data for the Company which are for the periods indicated below and which are derived from the Consolidated Financial Statements of the Company and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, do not differ materially from those accounting principles and requirements of the Securities and Exchange Commission in the United States ("U.S. GAAP") except as disclosed in Note 8 to the Company's Consolidated Financial Statements. All figures are in Canadian funds. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations. To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities and its ability to continue operations is dependent on the ability of the Registrant to obtain additional financing. See "Item 9 Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                        YEAR ENDED DECEMBER 31

                                              1998               1997               1996
                                              ----               ----               ----
                                               ($)                ($)                ($)
     INCOME STATEMENT DATA

     Revenues ..........................    1,013,742          1,619,836             88,257
     Expenses
         Research and development ......    9,433,681          4,733,918          1,720,031
         General and administration ....    4,695,990          1,563,555            540,285
                                          -----------        -----------        -----------
     Net loss ..........................  (13,115,929)        (4,677,637)        (2,172,059)
     Net loss per common share..........        (0.79)             (0.29)             (0.24)

                                                 AS AT DECEMBER 31

                                                1998           1997
                                                ----           ----
                                                 ($)            ($)
     BALANCE SHEET DATA

     Total assets.....................       15,159,774     27,299,744
     Shareholders' equity.............       12,646,840     25,708,769

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

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis explains trends in the Company's financial condition and results of operation for the years ending December 31, 1998, 1997 and 1996. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada which conform to accounting principles in the United States, except as described in Note 8 to the financial statements.

OVERVIEW

The Company's business is the research, development and commercialization of biopharmaceutical products for the therapy of cancer. Substantially all of the Company's products are subject to regulation by the HPB in Canada, the FDA in the United States, the EMEA in Europe and similar agencies in other countries. None of the Company's products have been approved to date. The Company has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as and unless its cancer therapeutic products are approved by the various regulatory agencies and become commercially viable.

ACQUISITION AND AMALGAMATION

Effective July 17, 1996, the Company (at that time known as Allrich Energy Group Inc.) acquired all of the outstanding shares of AltaRex Inc. for a purchase price satisfied through the issue of 7.5 million Common Shares of the Company. These Common Shares gave AltaRex Inc.'s shareholders a controlling interest in the Company and effectively constituted a reverse take-over of the Company by the shareholders of AltaRex Inc. The Company, at the time of acquisition, was an inactive public company. The purpose of the acquisition was to realize funds associated with a private placement and special warrant offering that were completed at that time and to provide future access to public market funding. Effective May 31, 1997, the Company amalgamated with AltaRex Inc. and continued under the name of AltaRex Corp.

RESULTS OF OPERATIONS

The Company, through its predecessor AltaRex Inc., commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of December 31, 1998, the Company had incurred cumulative losses of $20.2 million. This related to losses of $13.1 million, $4.7 million, and $2.2 million, respectively, for the years ended December 31, 1998, 1997 and 1996 and a loss of $0.2 million for the one month ended December 31, 1995. These increasing losses are due to the increased cost of clinical and product development activities and supporting efforts in product commercialization. Costs for research and development and supporting activities are expected to increase as the Company pursues its development, clinical trials and commercialization programs prior to receiving regulatory approvals and the successful introduction of the Company's products.

Year ended December 31, 1998 compared to year ended December 31, 1997.

Revenues

Revenues for the year ended December 31, 1998 decreased by $0.61 million, from $1.62 million in 1997 to $1.01 million in 1998. Interest income increased by $0.06 million, from $0.90 million in 1997 to $0.96 million in 1998, due to higher effective interest rates on short-term investments in 1998. Research contract revenue decreased by $0.63 million, from $0.68 million to $0.05 million in 1998, due to the completion of government research contracts in late 1997 and early 1998.

Expenses

Expenses for the year ended December 31, 1998 increased by $7.83 million, from $6.30 million in 1997 to $14.13 million in 1998. Research and development expenses increased by $4.70 million, from $4.73 million in 1997 to $9.43 million in 1998. This increase is due to the expansion and progress of the Company's clinical trial program for OvaRex(TM) MAb, which involved the consolidation of the Company's Phase II clinical trial commenced in Canada in 1997 with its United States Phase IIb clinical trial initiated in 1998 to form a potentially pivotal Phase IIb North American trial. The increase is also due to the costs related to production of antibody for clinical trial purposes.

General and administrative expenses increased by $3.13 million, from $1.56 million in 1997 to $4.69 million in 1998. This increase is due to the addition of key management personnel in 1998, the establishment of an office in the United States in May 1998 and the relocation of certain personnel to such office, as well as the related support costs for increasing research and development activities and patent and corporate development activities.

The Company anticipates that the level of spending in research and development will continue to increase significantly in the near future as the Company's OvaRex(TM) MAb, BrevaRex(TM) MAb and other programs enter into further research and development activities, including but not limited to cell culture-derived material production, clinical trials and submissions for regulatory approvals. This will also result in an increase in general and administrative expenses to support the growth in the Company's research, clinical and business development programs. The actual levels of research and development and general and administrative expenditures are dependent on the cash resources available to the Company and the extent to which the Company is successful in contracting with strategic partners to finance and commercialize its products. See " - Liquidity and Capital Resources".

Year ended December 31, 1997 compared to year ended December 31, 1996

Revenues

Revenues for the year ended December 31, 1997 increased by $1.53 million, from $0.09 million in 1996 to $1.62 million in 1997. Interest income increased by $0.84 million, from $0.06 million in 1996 to $0.90 million in 1997, due to higher average balances in short-term investments resulting from funds raised in the $27.7 million public share offering completed in December 1996. Research contract revenue increased by $0.67 million, from $0.01 million in 1996 to $0.68 million in 1997, and relates to two government research contracts undertaken by the Company.

Expenses

Expenses for the year ended December 31, 1997 increased by $4.04 million, from $2.26 million in 1996 to $6.30 million in 1997. Research and development expenses increased by $3.01 million, from $1.72 million in 1996 to $4.73 million in 1997. This increase reflects the cost of supporting a higher level of activity in research, product development and clinical trials, including increased staffing and research supplies and the costs of managing clinical trials. Clinical trial activity included the commencement of a Phase II clinical trial of the Company's lead product OvaRex(TM) MAb in Canada, as well as the preparation for a Phase IIb clinical trial in the United States.

General and administrative expenses for the year ending December 31, 1997 increased by $1.02 million, from $0.54 million in 1996 to $1.56 million in 1997. This increase is due to the support required of the Company's growth in its research and development programs, its business development activities and the costs related to the maintenance of a publicly-traded company, including increased staffing.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At December 31, 1998, the Company has cash and short-term investments of $12.8 million. Included in this balance are short-term financial instruments with a carrying value, including accrued interest, of $12.3 million, consisting of obligations of Canadian federal and provincial governments, as well as corporate obligations. These instruments carry maturities of six months or less and their carrying value approximates fair value. These instruments have a weighted average interest rate of 5.07%. The Company purchases such financial instruments for investment purposes only and not for trading or speculative purposes.

The Company's risks relative to these securities are credit risk and interest rate risk. Regarding credit risk, the Company mitigates such risk by investing only in federal or provincial government securities or investment grade corporate obligations in the form of commercial paper or bankers' acceptances. Regarding interest rate risk, exposure results from changes in short-term interest rates or early redemption of securities. These risks are mitigated by the short-term nature of the portfolio.

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

IMPACT OF THE YEAR 2000 ISSUE

The Year 2000 issue is the result of computer programs being written using two rather than four digits to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations, causing disruptions in operations.

In 1998, the Company developed, and is in the process of completing, a comprehensive plan for the assessment of the impact of, and the necessary remediation plans related to, the Year 2000 issue. The Company's plan includes the review, assessment and testing of internal systems and equipment, the review of Year 2000 compliance and readiness of vendors and suppliers to the Company and the development of contingency plans for all mission critical systems and risks. The design and execution of the plan is the responsibility of the Chief Financial Officer and involves personnel from throughout the Company.

The Company has completed its inventory of all equipment and software applications it uses throughout its offices and labs and is in the process of testing such equipment and software. The Company has identified all key vendors and suppliers and is currently in communication with them regarding Year 2000 readiness. Confirmation of Year 2000 compliance has been obtained from the Company's payroll and accounting systems suppliers and banking and investment management service providers. The Company is continuing its review and assessment of Year 2000 readiness with contract research organizations and other suppliers and service providers involved in the Company's clinical development programs. Alternative suppliers and service providers and appropriate back-up of data and information will be provided to mitigate any potential losses or delays due to the Year 2000 issue. The Company specifies the need for Year 2000 compliance in all significant new contractual relationships.

Management of the Company believes that the review, assessment and testing and the completion of any necessary changes will be completed by September, 1999. The Company's expected aggregate expenditures related to the Year 2000 compliance is expected to be less than $100,000. These expenditures will be incurred and paid in 1999 and the first half of 2000.

LIQUIDITY AND CAPITAL RESOURCES

Cash and short-term investments totalled $12.8 million at December 31, 1998. Since its inception, the Company has financed its operations primarily through private placements and public offerings of equity securities, amounting to $32.9 million, and interest income on invested balances, amounting to $1.9 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of warrants and investment income.

The Company's net cash used in operating activities amounted to $11.4 million, $4.0 million and $2.2 million for the years ended December 31, 1998, 1997 and 1996, respectively, and resulted primarily from the Company's net operating losses. The Company's net cash used in investing activities amounted to $0.6 million, $1.5 million and $0.1 million for the years ended December 31, 1998, 1997 and 1996, respectively, and resulted primarily from the purchase of capital assets used in the Company's business.

On May 7, 1999, the Company closed the sale of 28.51 million shares for gross proceeds of $14.3 million. On June 1, 1999, the Company closed the sale of the remaining 5.49 million shares available under the offering plus an additional
5.1 million shares pursuant to the exercise of an overallotment option granted to the agents. Gross proceeds raised on June 1, 1999 amounted to $5.3 million. Total gross proceeds raised under this offering amounted to $19.6 million. Net proceeds after deduction of agent fees and commissions amounted to $18.2 million.

The Company expects to incur substantial and increasing research and development expenses, including expenses related to preclinical studies, clinical trials, manufacturing and commercialization activities, and supporting general and administrative expenses. The Company believes that the net proceeds of its Public Offering (described in "Item 1 - Description of the Business - Strategic Alliances and License Agreements), together with its available cash, and interest earned thereon, should be sufficient to finance its operations and capital needs through the first half of the year 2000, while maintaining sufficient cash reserves. The Company's funding needs may vary depending on a number of factors including progress of the Company's research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

The Company may need to raise substantial additional capital to fund its operations in the future. The Company may seek such additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. The ability of the Company to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs.

If the Purdue Option is exercised, Purdue has agreed to assume certain historical and future costs and expenses incurred by the Company in connection with the research and development of OvaRex(TM) MAb and BrevaRex(TM) MAb products and to make certain payments to the Company upon the Company's achieving certain milestones. However, there can be no assurance that Purdue will exercise the Purdue Option, thereby entitling the Company to such payments. See Item 1 - "Description of the Business Strategic Alliances and License Agreements - Purdue Pharma L.P."

ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is included in the discussion under Item 9, above.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT AS OF JUNE 1, 1999

                                                                           PRESENT OCCUPATION AND POSITION
NAME AND MUNICIPALITY                   POSITION                           DURING THE LAST FIVE YEARS
--------------------------------------  ---------------------------------  -------------------------------------------
Dr. Antoine A. Noujaim(2)               Chairman of the Board and          Present and Chief Executive Officer
Edmonton, Alberta                       Chief Scientific Officer           from November, 1995 to February 22,
                                                                           1998; President of Biomira
                                                                           Research Inc., a division of Biomira
                                                                           Inc. (A biopharmaceutical company),
                                                                           from 1994 to 1995; Senior Vice-President
                                                                           of the Immunoconjugate Division of Biomira
                                                                           Inc. from 1989 to 1994; director of Biomira
                                                                           Inc. from 1985 to 1995.


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

William R. McMahan(2)                   Director                           Director since January 1, 1996.
Calgary, Alberta                                                           President of Oxbow Capital Corporation
                                                                           (a merchant banking company) from
                                                                           October, 1993 to present. A Director
                                                                           of International Marketing, Oxbow
                                                                           Resources Limited (a merchant banking
                                                                           company) from January, 1992 to present.
                                                                           Consultant for Safety Boss Limited (an
                                                                           oilfield service company) from August
                                                                           1, 1991 to December 31, 1991.

Jean-Claude Gonneau(1)                  Director                           Director since January 29, 1997.
London, United Kingdom                                                     Director of the Company.  Principal
                                                                           with Donaldson, Lufkin & Jenrette
                                                                           (an investment dealer).

Monique Begin(1)                        Director                           Director since May 14, 1998.
Ottawa, Ontario                                                            Professor emeritus, University of
                                                                           Ottawa.  Dean, Faculty of Health
                                                                           Sciences, University of Ottawa from
                                                                           1990 to 1997.  Former Minister of
                                                                           National Health and Welfare
                                                                           Canada from September 1977 to
                                                                           September 1984.

Jim A. Wright(1)                        Director                           Director since May 14, 1998.
Winnipeg, Manitoba                                                         Chairman of the Board, President
                                                                           and Chief Scientific Officer of
                                                                           GeneSense Technologies Inc. since
                                                                           1997.  Terry Fox Senior Research
                                                                           Scientist of the National Cancer
                                                                           Institute of Canada since 1990.
                                                                           Associate Director, Manitoba
                                                                           Institute of Cell Biology since 1989.

Edward M. Fitzgerald                    Senior Vice President, Chief       Senior Vice President, Chief
Dover, Massachusetts                    Financial Officer and              Financial Officer and Secretary since
                                        Secretary                          September 28, 1998.  Consultant in
                                                                           private practice, 1998.  Director,
                                                                           Mergers & Acquisitions and
                                                                           Director, Consumer Lending Group
                                                                           at BankBoston Corporation from
                                                                           1992 to 1997.  With Arthur
                                                                           Andersen & Co. from 1978 to 1992
                                                                           serving as Partner from 1989 to
                                                                           1992.

Dr. Christopher F. Nicodemus            Senior Vice President,             Senior Vice President, Medical and
Charlestown, Massachusetts              Medical and Regulatory             Regulatory Affairs since January 25,
                                        Affairs                            1999.  Vice President, Medical
                                                                           Affairs from 1998 to 1999 and Vice
                                                                           President, Clinical Operations from
                                                                           1997 to 1998 of Diatide, Inc.  With
                                                                           Immulogic Pharmaceutical
                                                                           Corporation from 1993 to 1997
                                                                           serving as Vice President, Medical
                                                                           Affairs from 1994 to 1997.  Senior
                                                                           Associate Medical Director with
                                                                           Pfizer Labs from 1992 to 1993.

Dr. Thomas R. Sykes                     Vice-President, Preclinical        Vice-President since January, 1996.
Acton, Massachusetts                    and Support Operations             Director of Pharmaceutical Research
                                                                           and Development of Biomira
                                                                           Research Inc. from 1993 to 1995.
                                                                           Director of Product Development
                                                                           for the Immunoconjugate Division
                                                                           of Biomira Inc. from 1990 to 1993.

Marlene R. Booth                        Vice President, Regulatory         Vice President, Regulatory Affairs
Norwell, Massachusetts                  Affairs and Project                and Project Management since June
                                        Management                         1, 1999.  Vice President, Project
                                                                           Management, QA and Regulatory at
                                                                           Proscript, Inc. from 1997 to 1999.
                                                                           Senior Director, Regulatory Affairs
                                                                           at Biopure Corporation from 1995 to
                                                                           1997.  Vice President, Regulatory
                                                                           Affairs and Quality Assurance from
                                                                           1992 to 1994 at Ares-Serono.

NOTES:

(1)      Member of Audit Committee.
(2)      Member of Compensation Committee.
(3)      Mr. Sykes has tendered his resignation effective June 30, 1999.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the compensation paid to Richard E. Bagley, Dr. Antoine A. Noujaim, Dr. R. Madiyalakan, Dr. Thomas Sykes and Blaine Schamber (the "Named Executive Officers") for each of the fiscal years ended December 31, 1998 and 1997 and the period from July 17, 1996 to December 31, 1996, being the end of the first financial year of the Company following the acquisition by the Company of all of the issued shares of AltaRex Inc.


                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                 COMPENSATION AWARDS
                                                                                 -------------------
                                                       ANNUAL COMPENSATION         COMMON SHARES
                                                     ------------------------      UNDER OPTIONS        ALL OTHER
    NAME AND                        YEAR              SALARY            BONUS         GRANTED         COMPENSATION
PRINCIPAL POSITION                   (5)               ($)               ($)            (#)              ($)(4)
------------------------------------------------------------------------------------------------------------------
Richard E. Bagley(1)                1998             315,179             Nil          825,000              Nil
President and Chief
Executive Officer

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                 COMPENSATION AWARDS
                                                                                 -------------------
                                                       ANNUAL COMPENSATION         COMMON SHARES
                                                     ------------------------      UNDER OPTIONS        ALL OTHER
    NAME AND                        YEAR              SALARY            BONUS         GRANTED         COMPENSATION
PRINCIPAL POSITION                   (5)               ($)               ($)            (#)              ($)(4)
------------------------------------------------------------------------------------------------------------------
Dr. Antoine A. Noujaim(1)           1998             220,000             Nil              Nil            6,880
Chairman of the Board,              1997             220,000             Nil              Nil            6,312
Chief Scientific Officer            1996              78,602             Nil          375,000              Nil
and Former President and
Chief Executive Officer

Dr. R. Madiyalakan(2)               1998             131,706             Nil              Nil           32,991
Vice-President, Planning            1997             105,000           5,771           10,000            3,997
and Chief Scientific                1996                 Nil             Nil           25,000              465
Officer

Dr. Thomas Sykes                    1998             167,135             Nil              Nil           51,589
Vice President, Preclinical         1997             105,000             Nil           10,000            4,269
and Support Operations              1996              36,559             Nil           25,000              465

Blaine Schamber(3)                  1998             116,250             Nil           40,000           11,021
Controller; previously              1997             105,000             Nil           10,000            4,206
Vice-President, Finance             1996              35,941             Nil           25,000              464
and Corporate
Development
------------------------------------------------------------------------------------------------------------------

Notes:

(1) Dr. Noujaim became an officer of the Company on July 17, 1996 upon the acquisition by the Company of all of the issued shares of AltaRex Inc. Dr. Noujaim's salary was paid by AltaRex Inc. until May of 1997. Dr. Noujaim ceased to be the President and Chief Executive Officer of the Company on February 23, 1998. Mr. Richard E. Bagley was appointed President and Chief Executive Officer of the Company on that date.

(2) Dr. Madiyalakan ceased to be an officer of the Company in September 1998. He currently serves as a consultant to the Company under a services agreement that expires on September 30, 1999 and the amounts which appear on the table do not include compensation earned thereunder.

(3) Mr. Schamber ceased to be the Vice-President, Finance and Corporate Development of the Company in July, 1998. He currently serves as Controller of the Company.

(4) Compensation under the column "All Other Compensation" is with respect to employee benefits such as health care, life insurance and a group retirement savings plan. In respect of Messrs. Madiyalakan and Sykes, such amounts include relocation expenses. The aggregate amount of Perquisites and other personal benefits, securities, and property did not exceed the lesser of $50,000 and 10 percent of the total annual salary and bonus of the named Executive Officer.

(5) 1996 figures are for the period from July 17, 1996 to December 31, 1996. 1997 and 1998 figures are for the period from January 1 to December 31 of those years.

On September 28, 1998, Edward M. Fitzgerald commenced employment with the Company as Senior Vice-President, Chief Financial Officer and Secretary. Total Annual Compensation for 1998 for the above executive officers and Mr. Fitzgerald equals $1,042,644.

STOCK OPTIONS

The following table details information with respect to the grant of options by the Company to the named executive officers during the financial year of the Company ended December 31, 1998.

------------------------------------------------------------------------------------------------------------------------------
                                  OPTION GRANTS
------------------------------------------------------------------------------------------------------------------------------
                                                                                  MARKET VALUE OF
                              COMMON        % OF TOTAL                             COMMON SHARES
                              SHARES          OPTIONS                               UNDERLYING
                              UNDER         GRANTED TO         EXERCISE OR        OPTIONS ON THE
                             OPTIONS         EMPLOYEES         BASE PRICE          DATE OF GRANT
                             GRANTED       IN FINANCIAL         ($/COMMON            ($/COMMON
          NAME                  #              YEAR              SHARE)               SHARE)              EXPIRY DATE(1)
------------------------------------------------------------------------------------------------------------------------------
Richard E. Bagley            825,000            57%               $3.00                $3.00               March 4, 2008
Blaine J. Schamber            40,000            3%                $2.18                $2.18               May 13, 2008

Note:

(1) At the annual and special meeting of shareholders held on May 19, 1999, the shareholders approved and adopted an amendment to the terms of certain outstanding options granted under the Plan extending the exercise period of such options from five years from the original date of grant to ten years from the original date of grant. The expiry date included herein incorporates the adoption of this amendment.

The following table details all options held by the named executive officers and outstanding on December 31, 1998. There were no options of the Company exercised by the named executive officers during the last financial year.


         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
               FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

----------------------------------------------------------------------
                                                            VALUE OF
                                                           UNEXERCISED
                                UNEXERCISED               IN-THE-MONEY
                                OPTIONS AT                 OPTIONS AT
                                 FINANCIAL                 FINANCIAL
                                 YEAR-END                   YEAR-END
                               EXERCISABLE/               EXERCISABLE/
                               UNEXERCISABLE             UNEXERCISABLE
NAME                                (#)                       ($)1
----------------------------------------------------------------------
Richard E. Bagley                 Nil/825,000                NA/NA
----------------------------------------------------------------------
Dr. Antoine A.                250,000/125,000                NA/NA
Noujaim
----------------------------------------------------------------------
Dr. Thomas R.                    26,666/8,334                NA/NA
Sykes
----------------------------------------------------------------------
Blaine J.                       26,666/48,334                NA/NA
Schamber
----------------------------------------------------------------------
Dr. R.                             Nil/26,666                NA/NA
Madiyalakan
----------------------------------------------------------------------

Note:

1 None of the unexercised options were in-the-money as at December 31, 1998.

COMPENSATION OF DIRECTORS

In 1998, each director, with the exception of Dr. Antoine A. Noujaim and Mr. Bagley, received a fee of $10,000 per annum. Further, all directors are eligible to receive stock options and are entitled to receive their reasonable out-of pocket disbursements incurred on the business of the Company. In the aggregate, a total of $71,501 in fees was paid to the members of the Board of Directors during the period from January 1, 1998 to December 31, 1998.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
          SUBSIDIARIES


As at June 1, 1999, there were outstanding options to purchase a total of 2,355,499 Common Shares under the Company Stock Option Plan (the "Plan") and the following table sets out in detail all stock options issued and outstanding under the Plan.

-------------------------------------------------------------------------------------------------------------------------
                               Number of Shares                                 Exercise Price
Group                            Under Option            Date of Grant            per Share           Expiry Date(1)
-------------------------------------------------------------------------------------------------------------------------
Directors (excluding               382,500              July 26, 1996                1.80             July 26, 2006
Executive Officers)                 12,500              July 8, 1997                 3.68             July 8, 2007
(six in total                       30,000              January 22, 1998             2.96             January 22, 2008
                                   100,000              May 21, 1998                 2.18             May 21, 2008
-------------------------------------------------------------------------------------------------------------------------
Executive Officers                  25,000              July 26, 1996                1.80             July 26, 2006
(four in total)                     10,000              February 11, 1997            5.90             February 11, 2007
                                   824,130              March 4, 1998                3.00             March 4, 2008
                                       870              July 6, 1998                 3.00             July 6, 2008
                                   175,000              September 15, 1998           0.91             September 15, 2008
                                   175,000              December 23, 1998            0.53             December 23, 2008
-------------------------------------------------------------------------------------------------------------------------
Employees                          108,500              July 26, 1996                1.80             July 26, 2006
(29 in total)                       13,333              February 4, 1997             6.00             February 4, 2007
                                    10,000              February 11, 1997            5.90             February 11, 2007
                                    14,000              July 8, 1997                 3.68             July 8, 2007
                                     3,000              November 7, 1997             3.30             November 7, 2007
                                    10,000              February 1, 1998             2.84             February 1, 2008
                                   105,000              May 21, 1998                 2.18             May 21, 2008
                                    50,000              August 4,1998                1.15             August 4, 2008
                                    50,000              November 30, 1998            0.80             November 30, 2008
                                   100,000              May 11, 1999                 0.46             May 11, 2009
-------------------------------------------------------------------------------------------------------------------------

Consultants
Dr. Terry Allen                      5,000              July 8, 1997                 3.68             July 8, 2007
Dr. Richard Baum                    10,000              July 8, 1997                 3.68             July 8, 2007
Dr. Beatrice Leveugle                5,000              July 8, 1997                 3.68             July 8, 2007
Dr. Gerry Miller                     5,000              July 8, 1997                 3.68             July 8, 2007
Dr. John Samuels                     5,000              July 8, 1997                 3.68             July 8, 2007
Dr. Constantine Bona                10,000              July 8, 1997                 3.68             July 8, 2007
Dr. Jean-Francois Chatal            10,000              July 8, 1997                 3.68             July 8, 2007
Dr. David Goodwin                   10,000              July 8, 1997                 3.68             July 8, 2007
Dr. James Lown                      10,000              July 8, 1997                 3.68             July 8, 2007
Dr. Dean Mann                       10,000              July 8, 1997                 3.68             July 8, 2007
Dr. Paul Muller                     10,000              July 8, 1997                 3.68             July 8, 2007
Dr. Aldo Serafini                   10,000              July 8, 1997                 3.68             July 8, 2007
Dr. David Wishart                    5,000              November 7, 1997             3.30             November 7, 2007
Dr. R. Madiyalakan                  26,666              September 30, 1998           0.72             October 30, 1999
Genome Securities, Inc.             25,000              July 17, 1998                1.40             July 17, 2008


Note:

(1) At the annual and special meeting of shareholders held on May 19, 1999, the shareholders approved and adopted an amendment to the terms of certain outstanding options granted under the Plan extending the exercise period of such options from five years from the original date of grant to ten years from the original date of grant. The expiry date included herein incorporates the adoption of this amendment.


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


                                     PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

Not Applicable.

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

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to United States generally accepted accounting principles. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars see page 3 of this Annual Report.

ITEM 18 - FINANCIAL STATEMENTS

Not Applicable

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Report of Ernst & Young LLP, Independent Chartered Accountants

Consolidated balance sheets as at December 31, 1998 and December 31, 1997

Consolidated statements of loss and accumulated deficit for the years ended December 31, 1998, 1997 and 1996, and for the period December 1, 1995 to December 31, 1998

Consolidated statements of cash flows for the year ended December 31, 1998, 1997 and 1996, and for the period December 1, 1995 to December 31, 1998

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


ALTAREX CORP.


     /s/ Edward M. Fitzgerald
Per: ____________________________________________
      Edward M. Fitzgerald
      Senior Vice President, Chief Financial
      Officer and Secretary

DATED this 22nd day of June, 1999.

                                                                       Exhibit A

                                  CONSOLIDATED FINANCIAL STATEMENTS


                                  ALTAREX CORP.




                                  DECEMBER 31, 1998 AND 1997

                                AUDITORS' REPORT


To the Directors of
ALTAREX CORP.

We have audited the consolidated balance sheets of ALTAREX CORP. as at December 31, 1998 and 1997 and the consolidated statements of loss and accumulated deficit, and the consolidated statements of cash flows for the years ended December 31, 1998, 1997, 1996 and the period December 1, 1995 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years ended December 31, 1998, 1997, 1996 and the period December 1, 1995 to December 31, 1998 in accordance with accounting principles generally accepted in Canada.



Edmonton, Canada                                      /s/ Ernst & Young LLP
February 12, 1999                                     Chartered Accountants
(except as to note 11 which is
as of April 27, 1999)

ALTAREX CORP.


                           CONSOLIDATED BALANCE SHEETS


As at December 31

                                                                 1998                  1997
(In Canadian dollars)                                             $                      $
----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and short-term investments                               12,823,420            25,002,106
Accounts receivable                                               78,616               192,299
Investment tax credit receivable                                                       247,734
Prepaid expenses                                                 174,293                89,096
----------------------------------------------------------------------------------------------
                                                              13,076,329            25,531,235
DEPOSITS AND OTHER ASSETS [note 2]                               322,840               185,741
NOTES RECEIVABLE FROM EMPLOYEES [note 3]                         106,186
CAPITAL ASSETS [note 4]                                        1,654,419             1,582,768
----------------------------------------------------------------------------------------------
                                                              15,159,774            27,299,744
==============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities                       2,079,168             1,035,299
----------------------------------------------------------------------------------------------
                                                               2,079,168             1,035,299
DEFERRED LEASE CREDIT                                            433,766               555,676
----------------------------------------------------------------------------------------------
                                                               2,512,934             1,590,975
----------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES [notes 7 , 10 and 11]

SHAREHOLDERS' EQUITY
Share capital [notes 5 and 11]                                32,838,364            32,784,364
Accumulated deficit during the development stage             (20,191,524)           (7,075,595)
----------------------------------------------------------------------------------------------
                                                              12,646,840            25,708,769
----------------------------------------------------------------------------------------------
                                                              15,159,774            27,299,744
==============================================================================================

See accompanying notes

On behalf of the Board:


                                       Director                     Director

ALTAREX CORP.


                       CONSOLIDATED STATEMENTS OF LOSS AND
                               ACCUMULATED DEFICIT


                                                               YEARS ENDED                       DEC. 1, 1995
                                                              DECEMBER 31,                        - DEC. 31,
                                              ---------------------------------------------
                                                  1998              1997            1996             1998
(In Canadian dollars)                               $                 $               $                $
-------------------------------------------------------------------------------------------------------------
REVENUES
Research contracts [note 7]                      50,000           680,000            15,000           745,000
Sale of research materials                                         39,760             8,589            71,869
Interest income                                 963,742           900,076            64,668         1,928,486
-------------------------------------------------------------------------------------------------------------
                                              1,013,742         1,619,836            88,257         2,745,355
-------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development [note 7]             9,433,681         4,733,918         1,720,031        16,095,431
General and administrative                    4,695,990         1,563,555           540,285         6,841,448
-------------------------------------------------------------------------------------------------------------
                                             14,129,671         6,297,473         2,260,316        22,936,879
-------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                       (13,115,929)       (4,677,637)       (2,172,059)      (20,191,524)
Accumulated deficit, beginning of year       (7,075,595)       (2,397,958)         (225,899)
-------------------------------------------------------------------------------------------------------------
ACCUMULATED DEFICIT, END OF YEAR            (20,191,524)       (7,075,595)       (2,397,958)      (20,191,524)
=============================================================================================================
NET LOSS PER COMMON SHARE                   ($     0.79)       ($    0.29)       ($    0.24)
-------------------------------------------------------------------------------------------
Weighted-average number of
   common shares                             16,503,764        15,894,880         9,067,374
===========================================================================================

See accompanying notes

ALTAREX CORP.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                         YEARS ENDED                     DEC. 1, 1995
                                                                         DECEMBER 31,                     - DEC. 31,
                                                    -------------------------------------------------
                                                       1998                1997             1996             1998
(In Canadian dollars)                                    $                   $                $                $
----------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES
Net loss                                             (13,115,929)       (4,677,637)       (2,172,059)      (20,191,524)
Adjustments to reconcile net loss to net
  cash used in operating activities:
   Depreciation and amortization                         548,687           366,268           127,816         1,052,488
   Amortization of deferred lease credit                (168,551)          (64,324)                           (232,875)
   Interest expense satisfied through
    issuance of common shares                                                                 12,066            12,066
Net changes in non-cash working capital
  balances                                             1,301,468           374,431          (163,546)        1,621,897
----------------------------------------------------------------------------------------------------------------------
                                                     (11,434,325)       (4,001,262)       (2,195,723       (17,737,948)
----------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets                              (620,339)       (1,473,826)          (45,473)       (2,706,908)
Acquisition of AltaRex Corp.                                                                 (30,250)          (30,250)
----------------------------------------------------------------------------------------------------------------------
                                                        (620,339)       (1,473,826)          (75,723)       (2,737,158)
----------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issue of common shares, net [note 6]                      54,000         2,860,273        25,391,601        29,305,874
Issue of Private Placement Units, net [note 6]                                             2,340,674         2,340,674
Issue of Special Warrants, net [note 6]                                                    1,210,000         1,210,000
Share subscription receivable                                                                293,963
Deferred lease credit                                     46,641           620,000                             666,641
Deferred finance costs                                  (118,477)                                             (118,477)
Employee relocation loans                               (106,186)                                             (106,186)
Net changes in non-cash financing balances                                (219,028)          219,028
----------------------------------------------------------------------------------------------------------------------
                                                        (124,022)        3,261,245        29,455,266        33,298,526
----------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
   SHORT-TERM INVESTMENTS                            (12,178,686)       (2,213,843)       27,183,820        12,823,420
Cash and short-term investments,
   beginning of year                                  25,002,106        27,215,949            32,129
----------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS,
   END OF YEAR                                        12,823,420        25,002,106        27,215,949        12,823,420
======================================================================================================================

See accompanying notes

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)


1. BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

The Company, amalgamated under the Business Corporations Act (Alberta) is a biotechnology company that is engaged in the research and development of biopharmaceutical products for the therapy of cancer. The Company is in its development stage.

The Company's ability to complete its research and development program and commercialize its technology is dependent on the Company continuing to arrange the necessary financing and the receipt of regulatory approvals to use its products in the therapy of cancer.

ACQUISITION OF ALTAREX INC.

Effective July 17, 1996, AltaRex Corp. (formerly known as Allrich Energy Group Inc.) acquired 100% of the issued and outstanding common shares of AltaRex Inc. by issuing a total of 7,525,000 of AltaRex Corp.'s common shares. At the date of acquisition, AltaRex Corp. was a non-operating company with net monetary liabilities totalling $30,250, which amount approximated their net fair value. AltaRex Inc. was incorporated on October 31, 1995 and commenced active operations on December 1, 1995. By this transaction, sufficient common shares of AltaRex Corp. were issued so that a controlling interest (approximately 74%) of the corporate group passed to the former shareholders of AltaRex Inc. Accordingly, for accounting purposes, AltaRex Inc. was treated as the purchaser, and the acquisition was accounted for as a reverse take-over. The legal parent company, AltaRex Corp., is deemed to be a continuation of AltaRex Inc., and accordingly, these financial statements are a continuation of the financial statements of AltaRex Inc., the legal subsidiary, and not the legal parent. In these financial statements, the 1996 comparative figures presented are those of AltaRex Inc. In making the acquisition, AltaRex Inc. acquired net liabilities of approximately $30,250 which amount has been charged to share issue costs. The acquisition has been accounted for using the purchase method with the cost of the purchase being a nominal $1.

AMALGAMATION OF ALTAREX CORP. AND ALTAREX INC.

Effective May 31, 1997, AltaRex Corp. amalgamated with its wholly-owned subsidiary, AltaRex Inc., to continue operations as AltaRex Corp. For accounting purposes, the amalgamation has been accounted for based on the carrying amounts of the assets and liabilities of AltaRex Corp. and AltaRex Inc. prior to the amalgamation.

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

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

CONSOLIDATION OF SUBSIDIARIES

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AltaRex US, Corp.

REVENUE RECOGNITION

Research material sales are recognized as materials are delivered.

Revenue from research contracts, which includes government funding of research projects, is recognized as the services are performed based on costs incurred or, for those contracts that provide for milestone payments, as milestones are achieved. Amounts received under refundable research contracts are recorded as revenue when repayment is conditional on the commercial success of the research effort. Amounts received in advance of services to be performed are recorded as unearned revenue.

CASH AND SHORT-TERM INVESTMENTS

The Company invests its surplus cash in highly liquid government and commercial instruments with maturities not exceeding one year. The carrying cost of short-term investments approximates their fair value. The short-term investments held at December 31, 1998 have maturity periods averaging 2.5 months (1997 - 5 months) and average interest rates approximating 5.1% (1997 - 3.9%).

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEPOSITS AND OTHER ASSETS

Deposits and down payments on service contracts are deferred and expensed as services are provided under the terms of the contract.

Included in deposits and other assets are amounts paid on deposit to an underwriter in anticipation of a financing transaction and have been deferred pending completion of a transaction. In the event of successful completion of the financing these costs will be charged to capital. In the event the financing is unsuccessful these costs will be expensed.

CAPITAL ASSETS

Capital assets are stated at cost net of investment tax credits, accumulated amortization and depreciation. Depreciation and amortization is provided at rates which are designed to allocate the cost of the assets, on a straight-line basis, over their estimated useful lives as follows:

            Scientific equipment                      5 years
            Computer software and equipment           3 years
            Office equipment                          5 years
            Leasehold improvements                3 - 5 years, term of lease

DEFERRED LEASE CREDIT

The deferred lease credit relates to leasehold improvements provided to the Company by the landlord for its leased office and research facilities. The deferred lease credit is being amortized over the term of the lease agreements which is three to five years (see note 7).

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

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

LOSS PER SHARE

In accordance with generally accepted accounting principles in Canada applicable to reverse take-overs, the loss per share figures are calculated on the following basis:

- The number of shares outstanding from the beginning of the fiscal period to the date of the reverse take-over on July 17, 1996 are deemed to be the number of shares issued by AltaRex Corp. to AltaRex Inc.

- The number of shares outstanding from the date of the reverse take-over to the end of each of the fiscal periods are deemed to be the actual number of shares of AltaRex Corp. outstanding in each period.

The loss per share figure is calculated on the weighted-average number of shares outstanding based on the numbers determined above, including shares held in escrow.

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)


3. NOTES RECEIVABLE

The note receivable balance is comprised of employee relocation loans. The notes are unsecured, non-interest bearing (except on default of repayment), denominated in U.S. dollars, and have maturity dates ranging from May 2000 to June 2003.

4. CAPITAL ASSETS

                                                      1998                          1997
                                          ---------------------------     -----------------------
                                                        ACCUMULATED                  ACCUMULATED
                                           COST        AMORTIZATION        COST     AMORTIZATION
                                             $               $               $            $
------------------------------------------------------------------------------------------------
Scientific equipment                     1,187,996       543,893         954,565       306,144
Computer software and equipment            301,968       150,688         174,658        74,763
Office equipment                           416,559       117,151         244,346        50,820
Leasehold improvements                     781,041       221,413         713,000        72,074
----------------------------------------------------------------------------------------------
                                         2,687,564     1,033,145       2,086,569       503,801
----------------------------------------------------------------------------------------------
NET BOOK VALUE                          1,654,419                      1,582,768
==============================================================================================

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

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)


5. SHARE CAPITAL (CONTINUED)

ISSUED AND OUTSTANDING COMMON SHARES

Summarized below is the issued and outstanding common shares of AltaRex Corp.:

                                                                                             SHARE
                                                                           NUMBER OF         CAPITAL
                                                                           SHARES             $
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 1, 1995                                                1,169,330
   Issue of shares                                                            25,000
   Initial capitalization of Company                                                       1,000,000
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                               1,194,330       1,000,000
   Private placement of shares of AltaRex Inc.                                               175,200
   Issue of shares of AltaRex Inc. in settlement of interest payable                          12,066
   Shares issued in private placement of unit sales                        1,497,500       2,310,424
   Shares issued to acquire AltaRex Inc.                                   7,525,000               1
   Issue of shares for cash from exercise of Special Warrants                797,500       1,210,000
   Shares issued for cash in public offering                               4,100,000      25,036,466
   Issue of shares resulting from exercise of stock options                  116,933          76,014
   Issue of shares resulting from exercise of Warrants                        43,300         103,920
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                              15,274,563      29,924,091
   Issue of shares resulting from exercise of stock options, net              95,000         170,931
   Issue of shares resulting from exercise of Warrants                     1,113,050       2,689,342
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                              16,482,613      32,784,364
   Issues of shares resulting from exercise of stock options                  30,000          54,000
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                              16,512,613      32,838,364
====================================================================================================

Effective November 28, 1996, the shareholders approved a consolidation of the Company's common shares, on the basis of one new common share for every four existing common shares. These financial statements reflect the share consolidation for all periods presented.

On July 17, 1996, the Company issued 1,497,500 common shares on the exercise of Private Placement Units ("Units"). The Units were issued for gross proceeds of $2,695,500 inclusive of Units issued for $175,000 in commission charges. The Units consisted of 1,497,500 common shares and common share purchase warrants ("Warrants") that were exercisable into 1,497,500 common shares.

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)


5. SHARE CAPITAL (CONTINUED)

Also on July 17, 1996 Special Warrants were issued for gross proceeds of $1,435,500 inclusive of Special Warrants issued for $130,500 in commission charges. The Special Warrants consisted of 797,500 common shares and Warrants that were exercisable into 797,500 common shares. On November 18, 1996 a total of 797,500 common shares were issued on the exercise of Special Warrants.

As additional consideration for the services rendered by the underwriter related to the Special Warrant issuance, a compensation option was granted. The compensation option consisted of optioned units that if exercised would have resulted in the issuance of 72,500 common shares and warrants that would have been exercisable into 72,500 common shares.

On July 17, 1998 the right to exercise the outstanding Warrants and compensation option related to the issuance of Units and Special Warrants expired.

On December 20, 1996, the Company issued 4,100,000 common shares in a public offering for net proceeds of $25,036,466, after related issue expenses of $2,638,534.

As at December 31, 1998, a total of 2,649,552 (December 31, 1997 - 5,260,994)
common shares of the Company are being held in escrow for regulatory purposes and released on the following basis:

- An amount of 2,434,773 (December 31, 1997 - 4,831,440) common shares will be released from escrow on a basis pro rata to each shareholder, of one common share for each $1.20 of gross research and development costs incurred by the Company to a maximum in any one year of 2,396,667 common shares. A total of 2,396,667 common shares were released in 1998.

- An additional 214,779 (December 31, 1997 - 429,554) common shares will be released from escrow on a basis pro rata to each shareholder on July 17, 1999. A total of 214,775 common shares were released on July 15, 1998.

WARRANTS AND STOCK OPTION PLAN (SEE NOTE 11)

In 1998, the Company amended its stock option plan for directors, officers, employees and consultants. Pursuant to the amended plan, a total of 2,480,000 (December 31, 1997 - 1,544,206) common shares of the Company are reserved for issue of stock options, of which 209,251 (December 31, 1997 - 565,373) are available for grant at December 31, 1998. At December 31, 1998, there were 2,114,083 (December 31, 1997 - 683,833) stock options outstanding for directors, officers and employees and 156,666 (December 31, 1997 - 295,000) options for consultants.

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)

5. SHARE CAPITAL (CONTINUED)

The following schedule details the warrants and stock options granted, exercised, expired and cancelled since December 1, 1995.

                                                     SHARES ISSUABLE ON
                                                         EXERCISE OF
                                              ------------------------------       EXERCISE PRICE
                                              STOCK OPTIONS       WARRANTS         PER SHARE
                                                                                          $
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 1 AND
DECEMBER 31, 1995                                   Nil                 Nil
     Granted                                    858,500           2,440,000           1.80 - 3.00
     Exercised                                                      (43,300)          2.40 - 3.00
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                    858,500           2,396,700
     Granted                                    217,833              41,667           3.30 -12.00
     Exercised                                  (95,000)         (1,113,050)          1.80 - 3.00
     Cancelled                                   (2,500)                                     3.68
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                    978,833           1,325,317
     Granted                                  1,723,666                               0.53 - 3.00
     Exercised                                  (30,000)                                     1.80
     Cancelled                                 (401,750)                              1.15 - 5.90
     Expired                                                     (1,283,650)          1.80 - 3.00
-------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                  2,270,749              41,667
=================================================================================================

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)

5. SHARE CAPITAL (CONTINUED)

The following warrants and stock options to purchase common shares are outstanding at December 31, 1998.


         SHARES ISSUABLE ON
            EXERCISE OF
------------------------------------
                                                   EXERCISE PRICE
STOCK OPTIONS              WARRANTS                    PER SHARE                YEAR OF EXPIRY
                                                          $
----------------------------------------------------------------------------------------------
     26,666                                              0.72                        1999
                             41,667                     12.00                        2000
    522,250                                              1.80                        2001
    139,500                                       3.30 - 3.68                        2002
     33,333                                       5.90 - 6.00                        2002
    400,000                                       0.53 - 0.91                        2003
     75,000                                       1.15 - 1.40                        2003
  1,074,000                                       2.18 - 3.00                        2003
-----------------------------------------------------------------------------------------------
  2,270,749                  41,667
===============================================================================================

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)


6. INCOME TAX

The Company is eligible for scientific research and development investment tax credits which may be applied against federal taxes payable. The accumulated non-refundable investment tax credits as at December 31, 1998 approximate $1,923,000 (December 31, 1997 - $1,360,000).

As at December 31, 1998, the Company has scientific research and experimental development expenditures for tax purposes of approximately $8,146,000 (December 31, 1997 - $5,208,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes.

As at December 31, 1998, the Company has approximately $12,984,000 (December 31, 1997 - $2,900,000) of non-capital losses available to be applied to taxable income of future years. These losses expire between 2001 and 2005.

No recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts.

7. COMMITMENTS AND CONTINGENCIES (SEE NOTE 11)

The Company leases office and research facilities and is committed to annual minimum basic rent payments as follows:

                                           $
------------------------------------------------------
           1999                         279,919
           2000                         279,919
           2001                         156,077
           2002                          52,454

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

On December 1, 1995, in an arm's-length transaction, AltaRex Inc. acquired a fifteen year exclusive world-wide right and license to a certain antibody, its cell bank, related data, records and proprietary rights (the "Technology") which will be used for the therapy of cancer (the "Biomira License Agreement"), for a non-refundable cash fee of $150,000 from Biomira Inc., which, at the time of the acquisition, had a director who was also a director of the Company. This license fee has been charged to research and development expenses. In addition, certain equipment was purchased for cash of $514,000, an amount approximating its fair value. The Company also agreed to pay royalties associated with revenues from the Technology. The Technology agreement requires that the Company use its best efforts to commercialize the Technology and to commit to spending certain minimum amounts to develop the Technology. Should these obligations not be met, the Company's right under the Technology agreement ceases to be exclusive (see note 11).

The Company is party to a jointly-funded research contract with the Canada-Israel Industrial Research and Development Foundation. Total funding of $300,000 is available over a three year term commencing in 1997. During 1997, $100,000 was received and recorded as revenue. No amounts were received in 1998 and the Company is not currently conducting research pursuant to the contract. The funding received is conditionally repayable, on commercial success, at a rate of 2.5% of gross sales of the resulting products.

The Company is party to an agreement with the Alberta Heritage Foundation for Medical Research to jointly fund clinical trials, with the Company controlling, through ownership or licensing, all of the technology. Total funding available of $500,000 was received and recorded as revenue in 1997. The Company is required to repay this funding and a royalty equivalent to the amount actually received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. In addition, the Company granted Warrants in connection with this agreement which entitle the holder to obtain 41,667 common shares (see note 5).

The Company has contracted certain research projects to a third party consultant for a three year period ending March 2000. Fees will be paid to the consultant to a maximum of $300,000 per annum.

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)


8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY
    ACCEPTED IN THE UNITED STATES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles in the United States (U.S.
GAAP), except as follows:

(a) Cash and short-term investments
    For Canadian GAAP purposes with regard to the statement of cash flows, cash and cash equivalents include all short-term investments. For U.S. GAAP purposes only those short-term investments with original maturities of less than three months would be included in cash and cash equivalents. Short-term investments with maturities greater than three months amounted to $4,241,732 as at December 31, 1998 ($9,036,000 as at December 31, 1997).

    In addition, for Canadian GAAP purposes, the gross amount of non-cash items are included in the respective operating, investing, or financing activities as applicable. For U.S. GAAP purposes, non-cash items such as leasehold improvements financed by the deferred lease credit would be excluded from the statements of cash flows. Accordingly, for U.S. GAAP purposes for the year ended December 31, 1998 cash used in investing activities would decrease by $4,840,909 (1997 - increase by $8,416,000), cash provided in financing activities would decrease by $46,641 (1997 - $620,000) and cash and cash equivalents would decrease by $4,241,732 (1997 - $9,036,000).

(b) Accounting for income taxes
    For U.S. GAAP purposes, the Company would be required to account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year. In addition, for U.S. GAAP purposes, a deferred tax asset, net of a valuation allowance, would be recorded to recognize the future benefit of loss carryforwards when the realization of the benefit is determined to be more likely than not. For Canadian GAAP purposes, the benefits of such losses may only be recorded in the period incurred if realization is virtually certain. At December 31, 1998, the Company has determined that the deferred tax asset net of a valuation allowance of $11,066,000 (December 31, 1997 - $5,005,000) would be nil (nil at December
    31, 1997).

                   Notes to Consolidated Financial Statements

8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY
    ACCEPTED IN THE UNITED STATES (CONTINUED)

(c) Accounting for stock-based compensation

    For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board
    (APB) Opinion No. 25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted, since the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted. This compensation expense would be amortized over the appropriate vesting periods. As at December 31, 1998, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $89,000 (December 31, 1997 - $181,000).

(d) Reverse  take-over costs

    For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against shareholder's equity. For U.S. GAAP purposes, these costs totalling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

 (e) Comprehensive income

    For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Financial Accounting Standard No. 130 ('SFAS 130'). SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income would equal net loss determined for U.S. GAAP purposes as set out in the following table.

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)


8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY
    ACCEPTED IN THE UNITED STATES (CONTINUED)

The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.

                                                             YEARS ENDED                 DEC. 1, 1995
                                                             DECEMBER 31,                - DEC. 31,
                                               --------------------------------------
                                                 1998         1997             1996         1998
                                                   $            $                $           $
-----------------------------------------------------------------------------------------------------
Net loss per  Canadian GAAP                    13,115,929    4,677,637      2,172,059     20,191,524

Adjustment for stock -based compensation          130,000      163,000         75,000        368,000

Adjustments of reverse take-over costs                                        495,000        495,000
----------------------------------------------------------------------------------------------------
Net loss per U.S. GAAP                         13,245,929    4,840,637      2,742,059     21,054,524
====================================================================================================
Basic and diluted net loss
per share, U.S. GAAP                                (0.80)       (0.30)         (0.30)
=====================================================================================
Weighted-average number of
common shares                                  16,503,764   15,894,880      9,067,374

Weighted-average number
of common shares and
dilutive share equivalents                     16,503,764   15,894,880      9,067,374
====================================================================================================

The following summarizes balance sheet items with material variations under U.S. GAAP.

                                                                   DECEMBER 31,       DECEMBER 31,
                                                                       1998               1997
                                                                        $                  $
-------------------------------------------------------------------------------------------------
Share capital                                                       33,701,364         33,517,364
Accumulated deficit                                                 21,054,524          7,808,595

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)

9. SEGMENTED DISCLOSURE

The Company has considered the reporting requirements of the Canadian Institute of Chartered Accountants on segment disclosures. The Company has determined that it manages its operations as one reportable segment of a biotechnology company engaged in the research and development of biopharmaceutical products for the therapy of cancer. All of the Company's revenues are generated in Canada. The Company's capital assets are located in Canada with the exception of $330,000 located in the United States.

10. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)

11. SUBSEQUENT EVENTS

(a)      Biomira License Agreement

         Biomira Inc. has provided the Company with written notice alleging that the Company is in default of certain reporting obligations under the Biomira License Agreement and that Biomira Inc. will terminate the agreement on June 1, 1999 unless the alleged defaults are fully cured on or before that date. Biomira had previously given notice to the Company of the alleged default and that the agreement would terminate on April 15, 1999. The Company believes that it is currently in compliance with all of the terms of the Biomira License Agreement and intends to take such actions as may be necessary to prevent any attempt by Biomira Inc. to terminate the Biomira License Agreement or in any way limit the rights of the Company thereunder.

(b)      Biomira Claim

         On February 26, 1999, Biomira Inc. commenced legal action against the Company, the founder of the Company and certain other individuals affiliated with the Company, claiming ownership of an invention disclosed in a patent application filed by the Company relating to certain aspects of the Company's core technology, products, processes, and their production. In the action, Biomira is seeking, among other things, a court order stating that it is the sole owner of the invention and related intellectual property rights therein, including the patent application, an injunction prohibiting the Company from using the invention and damages in the amount of $200,000,000. Although there can be no assurance that Biomira will not be successful with its claim, the Company believes that the claim is without merit. The Company has filed a statement of defense denying the claim. Given the early stage of the Biomira Claim, it is not possible to estimate the potential costs and losses, if any, related to this matter.

(c)      Altarex Claim

         On March 16, 1999, the Company filed a counter claim against Biomira Inc., seeking a declaration of the court that, among other things, (i) Biomira is in breach of the Biomira License Agreement and the related asset purchase agreement between the Company, Biomira Inc. and Biomira Research Inc., (ii) the Company has the exclusive worldwide right and license to use the B43 Technology to develop, commercialize, manufacture, use and sell products based upon such technology (including OvaRex(TM) MAb), (iii) the Company has the exclusive right under the Biomira License Agreement to develop, commercialize, use and sell all AIT(R) Technology applications, (iv) as a result of its breaches of the Biomira License Agreement, Biomira Inc. is not entitled to any rights under the Biomira License Agreement, and (v) the terms of the Biomira License Agreement prohibit Biomira from bringing the legal action described in the preceding paragraph. In addition, the Company is seeking an injunction prohibiting Biomira from pursuing its legal action against the Company and damages in an amount to be proven at trial. Biomira Inc. has filed a statement of defense denying the counterclaim. Given the early stage of the Altarex Claim, it is not possible to estimate the potential costs related to this matter.

ALTAREX CORP.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997

(In Canadian dollars)

11. SUBSEQUENT EVENTS (CONTINUED)

(d)      Amendment to stock option plan

         On April 9, 1999 the Company's directors approved an amendment to the Company's stock option plan, subject to shareholder and regulatory approval, by increasing the number of Common Shares reserved for issuance from 2,480,000 to 4,180,000 and increasing the maximum exercise period for existing and future options from 5 years to 10 years.

(e)      Public offering of Common shares

         Pursuant to an agency agreement dated April 27, 1999, the Company proposes to issue up to 34,000,000 Common Shares at $0.50 per share, for gross proceeds of $17,000,000. The agency fee and other expenses of the issue payable by the Company are estimated at $1,700,000 and will be deducted from the gross proceeds. The Company has also agreed to grant the agents options to acquire up to an aggregate of 5,100,000 additional Common Shares at the offering price to cover over-allotments.

                                  EXHIBIT INDEX

EXHIBIT                                                                              PAGE
NUMBER   DOCUMENT DESCRIPTION                                                       NUMBER
------   --------------------                                                       -------

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

1.8+     Joint Research Collaboration Agreement dated February 21, 1996 between
         AltaRex Inc. and Resolution Pharmaceuticals Inc.

1.9+ Joint Research and Licensing Agreement dated August 15, 1996 between the University of Alberta and AltaRex Inc.*

1.10+    License Agreement dated November 24, 1995 between Biomira Inc. and
         AltaRex Inc.*

1.11+    Assignment of Patent Agreement dated April 4, 1996 between Biomira Inc.
         and AltaRex Inc.

1.12+    Employment Contracts dated January 1, 1996, between AltaRex Inc. and
         Dr. Antoine Noujaim, and Employment Contracts dated January 1, 1997 between AltaRex Corp. and each of Blaine J. Schamber, Dr. R.
         Madiyalakam and Dr. Thomas R. Sykes.

1.13+    The Warrant Indenture.

1.14+    The Special Warrant Indenture.

1.15+    Assignment of Letter Agreement dated February 20, 1996 between AltaRex
         Inc. and Merck Frosst Canada Inc. See "Business of AltaRex - Strategic
         Alliances and License Agreement."

1.16+    Employment Contract dated January 1, 1997 between AltaRex Corp. and Dr.
         R. Madiyalakan.

1.17+    Employment Arrangement dated February 18, 1998 and amended as of March
         30, 1998 between AltaRex Corp. and Richard E. Bagley.

1.18 Office lease of Altarex U.S. Corp. dated March 30, 1998 for property located at 303 Wyman Street, Waltham, Massachusetts

* Confidential treatment granted as to certain portions, which portions are omitted and filed separately with the Commission.

+ Incorporated by reference to Exhibits to the Company's Registration Statement on Form 20-F.