Form 20-F
period 1999-12-31
ALTAREX CORP
filed 2000-05-25
CIK 1046403

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
(Mark One)

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to __________________

Commission file number               0-29574
                       ------------------------------------------------------

                                  ALTAREX CORP.
             (Exact name of Registrant as specified in its charter)

                           Province of Alberta, Canada
                 (Jurisdiction of incorporation or organization)

                       303 Wyman Street, Waltham, MA 02451
                    (Address of principal executive offices)

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

                                      None
                                (Title of Class)

Number of outstanding shares of each of the Company's classes of capital or common stock as of May 15, 2000: 63,308,908 Common Shares

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

Item 17  X     Item 18 ----
        ---
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ___   No ___

                                TABLE OF CONTENTS

PART I............................................................................................................1

ITEM 1 - DESCRIPTION OF THE BUSINESS..............................................................................1

ITEM 2 - DESCRIPTION OF PROPERTY.................................................................................26

ITEM 3 - LEGAL PROCEEDINGS.......................................................................................27

ITEM 4 - CONTROL OF REGISTRANT...................................................................................27

ITEM 5 - NATURE OF TRADING MARKET................................................................................27

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS......................................28

ITEM 7 - TAXATION................................................................................................29

ITEM 8 - SELECTED FINANCIAL DATA.................................................................................33

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...................34

ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................................37

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT AS OF MAY 15, 2000................................................37

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS.................................................................39

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.........................................41

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.........................................................42

PART II..........................................................................................................43

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED.............................................................43

PART III.........................................................................................................43

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES........................................................................43

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES................................43

PART IV..........................................................................................................43

ITEM 17 - FINANCIAL STATEMENTS...................................................................................43

ITEM 18 - FINANCIAL STATEMENTS...................................................................................43

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS......................................................................43

GLOSSARY OF TERMS................................................................................................45

                    Note Regarding Forward Looking Statements

Certain statements in this document constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the need for capital; changing market conditions; completion of clinical trials; patient enrollment rates; uncertainty of preclinical, retrospective and early clinical trial results; the establishment of manufacturing processes and new corporate alliances; the timely development, regulatory approval and market acceptance of the Company's products and the risk associated with new products. See "Item 1. Description of the Business - Risk Factors".

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

                                                                  U.S. Dollars Per Canadian Dollar
                                                ----------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                1999          1998         1997          1996           1995
                                                ----          ----         ----          ----           ----

End of Period                                  0.6925        0.6504       0.6988        0.7301         0.7323
High for the period                            0.6925        0.7092       0.7484        0.7513         0.7527
Low for the period                             0.6535        0.6341       0.6951        0.7235         0.7023
Average for the period                         0.6744        0.6740       0.7224        0.7329         0.7305

The information set forth in this Registration Statement is as at December 31, 1999 unless an earlier or later date is indicated. On May 12, 2000, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars, was U.S. $.6724 (U.S. $1.00 = Cdn. $1.4872).

                                     PART I

ITEM 1 - DESCRIPTION OF THE BUSINESS

AltaRex Corp. (the "Company" or "AltaRex") develops and intends to commercialize unique antibody-based therapeutics for cancer. The Company's lead product, OvaRex(TM) MAb, is in late-stage clinical testing for ovarian cancer. The Company's technology platform, Antibody-based ImmunoTherapy or AIT(R), has given rise to four additional proprietary antibody-based cancer therapeutics.

Monoclonal antibodies ("MAbs") were one of the first classes of therapeutic products upon which the biotechnology industry was founded. With nine U.S. regulatory approvals in the last five years, and with MAbs representing more than 25% of biotechnology products in clinical development (Hambrecht & Quist Industry Report, March 15, 1999), the Company believes that there is a renewed optimism in the medical community for the use of MAbs as anti-cancer therapeutics. Genentech's Rituxan(R) and Herceptin(R) illustrate the potential of antibody-based cancer therapeutics, sales of each surpassing $150 million in their first year, exceeding first-year sales of all previously launched anti-cancer therapeutics. Industry analysts estimate that the total therapeutic antibody market in 1999 was $1.3 billion (Hambrecht & Quist Industry Report, March 15, 1999).

The Company's unique AIT(R) products are modified murine monoclonal antibodies that are administered in low dosages by intravenous ("IV") infusion. Most chemotherapeutics on the market today are toxic to both cancerous and healthy cells. The Company believes that AIT(R) MAbs will elicit an immune response that kills cancer cells without impacting healthy cells. Furthermore, the Company expects that AIT(R) MAbs will complement and/or supplement other cancer therapeutics while preserving quality of life. The Company anticipates that its manufacturing partners can supply the Company's AIT(R) MAbs within current capacity with a very low cost of goods. This means the Company is unlikely to expend substantial capital resources on manufacturing facilities as others have had to do.

OvaRex(TM) MAb targets a tumor associated antigen ("TAA") known as CA 125, over-expressed in greater than 80% of ovarian cancer patients (Bast, et al. International Journal of Gynecological Pathology, 1983). TAAs are self-proteins produced by the majority of solid tumors. They are thought to be released into the bloodstream so that the immune system does not recognize the tumor as being foreign. To counter this disguise, the Company's OvaRex(TM) MAb activates the immune system to recognize the TAA and associated tumor and to mount a cellular and humoral immune response. OvaRex(TM) MAb has been granted both Orphan Drug status and Fast Track designation from the United States Food and Drug Administration ("FDA") for the treatment of ovarian cancer following surgery and initial chemotherapy.

Ovarian cancer will strike one in 55 women in the United States (National Ovarian Cancer Coalition). This year approximately 23,000 new cases of ovarian cancer will be diagnosed in the U.S. (American Cancer Society, 2000 Cancer Facts & Figures) while those with disease will number roughly 191,000 (American Cancer Society (SEER) 1996-1999). Treatment of ovarian cancer has not significantly changed in the last fifteen years. The majority of women will respond to a surgical procedure followed by chemotherapy and enter into a period of remission popularly known as "watchful waiting". Most women, however, will experience relapse. In spite of the widespread adoption of Bristol-Myers Squibb's chemotherapeutic Taxol(R) (estimated worldwide sales of $1.5 billion) in the management of late-stage ovarian cancer, long-term survival rates remain dismal.

OvaRex(TM) MAb is being tested in the watchful waiting period to prolong the time to relapse with good quality of life and to extend life. Currently there is no therapy approved for this population.

Initial clinical trial results indicate that OvaRex(TM) MAb is generally safe and well tolerated and demonstrate evidence of clinical activity. For example, in a retrospective analysis of 60 OvaRex(TM) MAb treated patients (compared to 247 control patients) with relapsed ovarian cancer, 5-year survival was 40% as compared to 11% for those patients receiving only chemotherapy; median survival was 59 months for patients receiving OvaRex(TM) MAb compared to 30 months for controls - a highly significant difference. In a smaller (13 patients), prospective, ongoing phase II trial in a similar patient population, some patients have experienced a prolonged time to disease progression and prolonged survival. Both studies have provided similar evidence of immune system activation.

The Company's three controlled ovarian cancer trials treat patients following surgery and initial chemotherapy. Each trial has a primary endpoint of time to disease relapse as well as secondary endpoints of survival and quality of life, any of which can form the basis for regulatory approval. The Company's first large scale North American double blind placebo-controlled trial of OvaRex(TM) MAb has completed enrollment (345 patients) and the primary analysis for efficacy will occur in the third quarter of 2001. A smaller double blind placebo-controlled trial, initiated in December 1998, has also completed enrollment (55 patients) and is scheduled for primary analysis in the second quarter of 2001. An additional controlled trial of approximately 150 ovarian cancer patients is planned for initiation in the second quarter of 2000. Primary efficacy analysis for this trial is projected for 2002, but evolving interim data will be supportive to an earlier submission with the lead 345 patient trial. This new trial is anticipated to provide the basis for "bridging" to a state of the art, low-cost manufacturing process and for potential registration in Europe.

Key elements of the Company's AIT(R) Technology research, development and commercialization strategies are:

          -    Focus exclusively on antibodies;

          - Access public genomic and other data regarding new antibody targets;

          - Focus initially on cancer, subsequently on infectious and autoimmune diseases;

          - Realize value through partnerships and/or joint ventures (or by directly marketing in market niches in North America).

The Company has four additional AIT(R) antibodies in various stages of preclinical and clinical development. AR54 is an antibody targeting the tumor associated antigen TAG72, another antigen different from CA 125, also expressed in the majority of ovarian cancer patients (Schlom et al., in Serological Cancer Markers 1992). The Company believes that multiple AIT(R) antibodies targeted to different TAAs expressed in a variety of cancers - one antibody, multiple tumors and one tumor, multiple antigens - will enhance clinical efficacy in any one malignancy and will enable one antibody to be used in a variety of tumors expressing a common TAA. AR54 affords the Company an opportunity to build quickly and cost effectively on the OvaRex(TM) MAb development experience.

CORPORATE STRUCTURE

AltaRex Corp. ("AltaRex" or the "Company") was established on May 31, 1997 under the laws of the Province of Alberta by the amalgamation of AltaRex Corp. (formerly known as Allrich Energy Group Inc. ("Allrich")) and AltaRex Inc. Prior to such amalgamation, Allrich, an inactive public company, acquired all of the outstanding shares of AltaRex Inc. resulting in AltaRex Inc.'s shareholders holding a controlling interest in Allrich. On June 27, 1997 articles of amendment were filed to provide that meetings of shareholders may be held at any place within Canada and the United States. The registered office of AltaRex is located at 1900, 715-5 Avenue SW, Calgary, Alberta, T2P 2X6. The principal business and administrative offices of AltaRex are located at Suite 125, 303 Wyman Street, Waltham, Massachusetts 02451.

AltaRex US, Corp. ("AltaRex US"), the Company's only subsidiary, was incorporated under the laws of the State of Delaware and is wholly-owned by the Company. With offices located in Waltham, Massachusetts, AltaRex US directs the executive, business development, clinical, regulatory, development, manufacturing, finance and investor relations efforts of the Company.

HISTORY

AltaRex was founded in November 1995 by Dr. Antoine Noujaim and a team of collaborators to commence a business engaged in the discovery and development of anti-cancer immunotherapeutics. Prior to founding AltaRex, Dr. Noujaim was President of Biomira Research Inc. ("Biomira Research"), a wholly-owned subsidiary of Biomira Inc. ("Biomira"). The Company believes that in 1995 Biomira decided to discontinue funding the operations of Biomira Research. Dr. Noujaim and other collaborators believed that the B43 antibody research project undertaken by Biomira Research (known as the OvaRex(TM) MAb Program) had the potential to be further developed into a commercial product. As a result, in November 1995, AltaRex acquired certain components of the OvaRex(TM) MAb

Program and the OvaRex(TM) MAb trade name and trademark from Biomira and Biomira Research and entered into an exclusive licensing agreement with Biomira pursuant to which it acquired the exclusive worldwide right to use, develop, manufacture and commercialize (for anti-idiotype induction therapy applications) products based on the B43 antibody. See "Strategic Alliances and License Agreements - Biomira License Agreement" and "Strategic Alliances and License Agreements - Biomira Settlement".

BUSINESS STRATEGY

The Company's strategy is to focus its antibody development expertise to produce unique, patent-protected, antibody-based cancer therapeutics based on its AIT(R) Technology platform for commercialization by partners or on its own. The key elements of the Company's strategy are to:

          -    Focus exclusively on antibodies for immunotherapy;

          - Access general research and genomic data regarding disease targets from partners, academic institutions, and from scientific literature;

          - Employ the AIT(R) Technology and related proprietary technology of the Company to generate highly specific immune responses to MAbs associated with TAAs and other disease related antigens;

          - Coordinate further discovery and preclinical research and conduct preclinical activities and clinical trials to enable the Company to pursue regulatory approval for the products; and

          - Realize value through strategic partnerships and/or joint ventures or by marketing products in certain niche markets in the U.S. and Canada ourselves.

The Company believes that this strategy will enable it to achieve the patent-protected commercialization of antibody-based cancer therapeutics to treat various cancers and other diseases including infectious and autoimmune diseases.

PLAN OF OPERATION FOR FISCAL 2000

AltaRex's plan of operation for the year ending December 31, 2000 will focus on continuing its clinical and product development of its lead product candidate, OvaRex(TM) MAb, as well as additional development efforts on BrevaRex(TM) MAb and AR54 MAb.

Regarding OvaRex(TM) MAb, the Company will continue to treat patients in its on-going clinical trials. In addition, the Company plans to initiate and achieve significant patient enrollment in another well controlled trial for OvaRex(TM) MAb. This trial will be initiated in the second quarter of 2000 and the Company expects to enroll 150 ovarian cancer patients. The Company also plans to report on clinical data from its open label trials for OvaRex(TM) MAb as such data becomes available during the year.

The Company plans to continue its product development activities on OvaRex(TM) MAb in conjunction with Lonza Biologics plc ("Lonza Biologics"). Lonza Biologics is currently producing cell-culture derived antibody for use in comparability testing and clinical trials as well as to demonstrate commercial scale production for regulatory approval purposes.

Regarding its other antibodies, the Company plans to conduct additional product development work on AR54 MAb and BrevaRex(TM) MAb in anticipation of initiating advanced clinical trials with these product candidates in the future. The Company's ability to carry out this additional product development is contingent upon the Company raising additional funding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of the Business - Risk Factors".

MARKET FOR CANCER THERAPEUTICS

Cancer is a disease characterized by uncontrolled growth and spread of abnormal cells. The disease is believed to occur as a result of a number of factors such as genetic predisposition and external (chemicals, radiation) and internal (immune status, hormones) causes.

Overall, the annual costs for cancer in the United States are estimated at U.S. $107 billion which includes U.S. $37 billion for direct medical costs, U.S. $11 billion for morbidity costs (loss of productivity) and U.S. $59 billion for mortality cases. The world market for cancer therapeutics was U.S. $11.7 billion in 1997 and is expected to reach U.S. $14.7 billion by 2000. (SCRIP Reports - The Complete Guide to Cancer - Second Edition, 1998). North America (predominantly the United States) represents 47% of the worldwide anti-cancer drug market.

The majority of cancer patients are over the age of 65 and it is anticipated that as the population continues to age, cancer treatment will likely become the single largest health care expenditure in the United States and other industrialized nations (Frost and Sullivan, World Cancer Therapeutic Markets, August 1996).

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

The potential market for antibody-based therapies in the management of advanced cancer has rapidly expanded, as evidenced by the acceptance of IDEC Pharmaceuticals Corp.'s Rituxan(R) (rituximab) for the treatment of non-Hodgkin's lymphoma and Genentech Inc.'s Herceptin(R) (trastuzumab), sales of each surpassing $150 million in the first year.

IMMUNOTHERAPEUTIC APPROACHES TO CANCER

The immunotherapeutic approach to cancer therapy is based on the principle that the human immune system is capable of recognizing and eliminating cancer cells. In cancer patients, the immune system has failed, for unknown reasons, to respond to the presence of cancer cells. Immunotherapeutic approaches attempt to stimulate and enhance an anti-cancer response by the patient's own immune system.

The immunotherapeutic approach has inherent advantages in comparison to current conventional treatment practices, which are often radical in nature and associated with severe toxicities, thereby compromising the patient's quality of life. In addition, tumors treated conventionally often re-emerge in more aggressive and treatment-resistant forms. Immunotherapy, which can be utilized in combination with conventional treatments or as a single treatment, can be substantially less toxic than chemotherapy and therefore may improve the patient's quality of life.

ALTAREX'S ANTIBODY-BASED IMMUNOTHERAPY (AIT(R))

The Company believes its AIT(R) approach to immunotherapy is fundamentally different from conventional approaches to immunotherapy. AIT(R) Technology involves the development of a murine antibody specific to a tumor associated antigen. This antibody is subsequently modified by a proprietary technique and, after appropriate processing, is injected by IV infusion into a patient. Multiple immunological pathways are then invoked. This results in the formation of a complex between the antibody and the patient's own circulating tumor antigen. The tumor antigen is thereby targeted for an immune response. Mechanistic studies have demonstrated the induction of the anti-idiotype network or cascade and, more particularly, of the reconformation of the TAA presentation and humoral and cellular responses to multiple epitopes of the TAA. It is the Company's belief that this in turn results in an immune response having unique characteristics, mobilizing both cellular and humoral pathways against the TAA and the tumor cells, triggered by a tumor antigen specific modified murine monoclonal antibody. The Company's interpretation of its AIT(R) mechanism is depicted in the following schematic.

   [SCHEMATIC DEMONSTRATING THE MECHANISM OF THE COMPANY'S AIT(R)TECHNOLOGY]

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

The Company believes that is has developed a method to isolate groups of TAAs associated with specific cancers. The Company develops murine MAbs having a high degree of specificity to a particular TAA. The Company has shown that the MAb B43, the primary component of OvaRex(TM) MAb, has a high degree of specificity to the TAA CA 125, an antigen over-expressed by over 80% of ovarian cancer patients. The Company has developed murine MAbs that have specificity for TAAs associated with seven of the ten most lethal forms of cancer in the United States.

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

          - The AIT(R) immunotherapeutic approach has demonstrated in clinical trials to date the stimulation of both a humoral and cellular immune response;

          - The AIT(R) immunotherapeutic approach utilizes low dosages and intravenous infusion of antibody, minimizing the risk of toxicity and lowering the cost of the treatment; and

          - The use of a murine MAb induces a potent immune response that would not result from chimeric or humanized antibodies.

The AIT(R) Technology is the subject of eight patent applications filed by the Company with the United States, six of which have been filed in countries throughout the world. The Company has been issued a patent by the Australian patent office entitled "Method and Composition for Reconforming Multi-Epitopic Antigens to Initiate an Immune Response" which broadly covers its AIT(R) Technology platform. In addition, the Company has received from the U.S. Patent and Trademark Office a notice of allowance of its claims in a separate patent application covering a technique using ultraviolet light to modify antibodies while enhancing the production of certain beneficial immune responses, being the technique employed in, among other products of the Company, OvaRex(TM) MAb. The Company's lead product, OvaRex(TM) MAb, is based on a murine MAb that is licensed to the Company from Biomira. AltaRex may license (as it has for AR54) or develop (as it has for BrevaRex(TM), GivaRex(TM) and ProstaRex(TM) MAbs) other MAbs for future AIT(R) products.

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

STEP 2 - DEVELOPMENT OF THE MONOCLONAL ANTIBODY

Using conventional techniques, AltaRex uses the identified antigens to develop a murine monoclonal antibody (MAb)

STEP 3 - MODIFICATION OF  MONOCLONAL ANTIBODY

Using the Company's proprietary technology, antibodies from step two are modified to increase the degree to which the antibody is capable of eliciting an immune response. This process results in a modified murine MAb that is ready for use.

STEP 4 - INITIATION OF THE AIT(R) INDUCED RESPONSE

The Company believes that administration of the modified murine MAb into the patient initiates a cascade characterized by at least three major events. The uniqueness of the AIT(R) Technology may be attributed, in part, to these three different mechanisms by which the antibody may exert its influence on tumor cells. These mechanisms have been elucidated by the Company's detailed analysis of the anti-idiotype network or cascade. In the first instance, the modified MAb induces the production of an anti-idiotype network or cascade of antibodies. Second, the immunogenicity of the antibody leads to a cellular immune response. Finally, and most importantly, administration of the antibody results in the formation of a TAA antibody complex in the blood, and a novel presentation of the TAA to the immune system inducing a multi-epitopic response to the TAA. The Company believes that the immune response is enhanced in the presence of human anti-mouse antibodies ("HAMA") resulting from the administration of its murine antibodies. The result of this cascade of events is a tumor specific humoral and cellular response capable of killing cancer cells.

THE COMPANY'S PRODUCTS

AltaRex has selected five tumor-associated antigens for initial therapeutic product development. The first and most advanced of these product candidates is OvaRex(TM) MAb for the treatment of patients with tumors expressing CA 125. Other products in development include AR54 MAb (for tumors expressing TAG72), BrevaRex(TM) MAb (for tumors expressing MUC1), ProstaRex(TM) MAb (for tumors expressing PSA) and GivaRex(TM) MAb (for tumors expressing CA 19.9). The following chart sets forth the current development status of the Company's products.

 [CHART DEMONSTRATING THE CURRENT DEVELOPMENT STATUS OF THE COMPANY'S PRODUCTS]


OVAREX(TM) MAB OVERVIEW

In the United States, Canada and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract. It is estimated that in the United States approximately 23,000 new cases of ovarian cancer will be diagnosed and approximately 14,000 women will die from this disease annually (American Cancer Society, 2000 Cancer Facts & Figures).

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

OvaRex(TM) MAb uses a murine MAb having a high degree of specificity to a TAA (CA 125) over-expressed by the majority of ovarian cancer patients. The Company believes that the product acts as an immunotherapeutic agent by inducing or amplifying the human body's immune response against ovarian cancer. This response is characterized by a cascade of events involving the production of specific antibodies and cytotoxic T-cells in the body which target the tumor cells. The Company believes that the immune response is enhanced in the presence of HAMA resulting from the administration of OvaRex(TM) MAb. The Company believes that this combination of a humoral and cellular immune response accounts for the observed improvement in the clinical outcome of patients receiving the OvaRex(TM) MAb.

OVAREX(TM) MAB REGULATORY APPROVAL STRATEGY

AltaRex has received Orphan Drug status from the FDA for OvaRex(TM) MAb for the treatment of ovarian cancer which may result in seven years of market exclusivity provided that the Company continues to meet certain conditions established by the FDA. See "Regulatory Approval Process - Orphan Drug Status".

Generally, the FDA approves the marketing of a drug based on adequate and well-controlled trials. The FDA also has regulations which are intended to expedite the development, evaluation and marketing of a new drug used for the treatment of serious diseases for which there is no other satisfactory treatment. In appropriate circumstances, the FDA may, in its discretion, approve the marketing of a drug based on one adequate and well-controlled trial, if supported by information from other related adequate and well-controlled studies or if the trial is a single multi-centre trial. Fast Track designation makes a product eligible for consideration for a number of programs, including meeting with the FDA to discuss research protocol design and the possibility that the marketing of the product may be approved immediately after the conclusion of Phase II studies. As a result of FDAMA, obtaining Fast Track designation from the FDA can result in approval based on a surrogate endpoint that is reasonably likely to predict clinical benefit. Such approval may be subject to the requirements that the sponsor conduct appropriate post-approval studies and submit all promotional materials related to the Fast Track product at several different points in time.

The Company has received a letter from the FDA dated December 17, 1998 stating that its Request for Fast Track designation had been reviewed and, subject to the Company continuing to meet certain criteria, the FDA has designated OvaRex(TM) MAb as a Fast Track Development program (for the effect of OvaRex(TM) MAb in delaying time to recurrence in patients with Stage III or IV ovarian cancer who have undergone standard treatment, surgery and chemotherapy and have minimal or no evidence of disease).

As part of the Company's regulatory approval strategy, it has conducted or will conduct three controlled trials based on the surrogate endpoint of time to disease relapse. The Company is also conducting open-label Phase II trials in the United States and Canada with ovarian cancer patients populations that have already experienced disease relapse. The Company intends to treat 500 patients or more with OvaRex(TM) MAb (or an earlier radiolabelled imaging product) prior to submission for approval by the FDA and other regulatory agencies. The Company is also working with Lonza Biologics to scale-up cell culture-based OvaRex(TM) MAb antibody that is expected to be studied in comparability trials with the Company's current ascites-derived antibody material. Scaling-up production of cell culture-derived materials will enable the Company to further pursue regulatory approval and commercialization of OvaRex(TM) MAb. See "Risk Factors - Reliance Upon Strategic Relationships".

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

A subsequent retrospective statistical analysis, initially prepared by an independent statistician at the University of Dortmund in Germany, identified a statistically significant treatment effect in the survival time of patients receiving the earlier OvaRex(TM) MAb, when compared to a historical control group treated with conventional chemotherapy. An additional independent analysis by a statistician at the University of Western Ontario in Canada was undertaken with almost identical results. The following graph illustrates the adjusted survival curves. In this Cox Statistical Analysis (described below), the median length of survival was 30 months for the group treated with conventional chemotherapy and 59 months for the group that received the earlier formulation of OvaRex(TM) MAb. Additionally the five year survival rates as determined by this analysis were 11.4% for the chemotherapy group and 40.7% for the group that received the earlier formulation of OvaRex(TM) MAb.

[GRAPH ILLUSTRATING SURVIVAL CURVES OF PATIENTS WHO ARE TREATED WITH AND WITHOUT
                                 OVAREX(TM)MAb]

Cox Statistical Analysis is a statistical method of comparing two different populations with respect to the length of survival of patients who received a drug with those who did not, while balancing the effect of other parameters that can also affect survival.

CURRENT TRIALS WITH OVAREX(TM) MAb

Based on the encouraging results obtained in the early retrospective analysis and a substantial body of evidence supporting the retrospective analysis based on immunological laboratory research, the Company initiated a prospective multi-center double blind placebo-controlled North American clinical trial with ovarian cancer patients to evaluate the clinical utility of OvaRex(TM) MAb. In Canada, the Company received approval from the HPB on October 1, 1996 to conduct a Phase IIb clinical trial. Patient enrollment commenced in a number of major cancer centers in Canada in early 1997. In the United States, the Company received Orphan Drug status for the OvaRex(TM) MAb drug on November 26, 1996 and received approval from the FDA on May 23, 1997 to proceed with a U.S. Phase IIb trial. The first patient was treated in April 1998. In 1998, the FDA approved the combination of the Canadian and United States clinical trials into one combined, placebo-controlled and potentially pivotal trial that as of January 31, 2000 was completely enrolled with 345 patients participating. This trial is expected to be completed with respect to the primary endpoint in July 2001.

The Company is also conducting a second and smaller double blind placebo-controlled trial in the United States with an ovarian cancer patient population with more advanced disease than the initial trial. In November 1998, the Company passed the 30 day FDA Investigational New Drug Application waiting period and in December 1998, began recruiting centers for this approximately 60 patient, multi-center clinical trial. As of March 31, 2000, this trial has completed enrollment with 55 patients, principally in the United States. This trial is currently scheduled for completion with respect to the primary endpoint of time to disease relapse in 2001.

The Company will initiate an additional well controlled trial in the second quarter of this year. The trial is expected to enroll 150 patients, using the placebo group from the potentially pivotal trial as a contemporary control, and should be completed with respect to the primary endpoint of time to disease relapse in 2002.

The Company is also conducting additional open Phase II trials in relapsed ovarian cancer patients in Canada and the U.S. The open Phase II trial underway in Vancouver is fully enrolled with 13 patients.

BREVAREX(TM) MAb

The Company is developing cancer therapeutics based on the AIT(R) Technology for the treatment of MUC1 expressing cancers including multiple myeloma, lung and prostate cancer. This tumor marker, also known as CA15.3 is mutated in 100% of individuals with multiple myeloma (Treon et. al., Blood, 1999).

Multiple myeloma is a rarely curable disease that was previously considered to be a bone cancer. It is actually a hematological malignancy related to leukemias and lymphomas. It accounts for about 10% of all hematologic cancers. It is estimated that approximately 14,000 new cases will be diagnosed in the United States in 2000 with a total of about 11,000 deaths (American Cancer Society, 2000 Cancer Facts & Figures). A steady increase in incidence of the disease has been noted over the past 30 years. Although multiple myeloma is sensitive to chemotherapy, with a median survival of three to four years, most patients are not cured and eventually succumb to their disease.

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

The combination of MUC1 antigen target and the nature of the disease in question (i.e. a discrete population for whom there is currently no curative alternative) makes multiple myeloma ideally suited for AltaRex's development strategy. The Company intends to apply for Orphan Drug status for BrevaRex(TM) MAb and should be in a position to petition for Fast track designation.

The Company filed an Investigational New Drug Application or IND in late October 1998 to initiate a BrevaRex(TM) MAb Phase I clinical trial. In this trial, the Company monitored safety and surrogate markers of immunological effect. The Company has completed treatment without apparent toxicity. The Company also intends to initiate a safety/efficacy trial in multiple myeloma patients in 2001.

AR54 MAb

The Company recently in-licensed a monoclonal antibody (AR54) to the TAA TAG 72 from the National Institutes of Health that will be developed with the Company's proprietary AIT(R) Technology for the treatment of ovarian and other cancers. This antibody, as a radiolabelled diagnostic, has been studied extensively, including more recently at the University of Miami and several centers in Europe. This prior experience will greatly expedite clinical development and the Company believes that, following the production of cGMP antibody and preclinical characterization, clinical evaluation could commence at the Phase II level in 2001.

At the recent Annual Meeting of the Society of Gynecological Oncologists, Dr. Michael Method presented an abstract of encouraging data supporting the use of AR54 for ovarian cancer on February 8, 2000, entitled, "Clinical Course of Advanced Stage Ovarian Cancer Patients Following Stimulation of HAMA using Radiolabeled MoAb B72.2 Prior to Reassessment Laparotomy". Data were from an open-label clinical study involving consolidation therapy in 25 ovarian cancer patients (in the same patient population as one of the OvaRex(TM) MAb double blind placebo-controlled trials using a single dose of radiolabelled antibody). Dr. Method reported that the 11 patients (44%) who developed a HAMA response demonstrated an overall prolonged survival.

[CHART DEMONSTRATING SURVIVAL CURVES OF PATIENTS TREATED WITH AR54 WHO DEVELOP A
   HAMA RESPONSE VERSUS PATIENTS TREATED WITH AR54 WHO DO NOT DEVELOP A HAMA
                                   RESPONSE]

OTHER AIT(R) TECHNOLOGY INDICATIONS AND PRODUCTS

The Company's registration strategy is to pursue an initial indication based on obtaining both Orphan Drug status and Fast Track designation and then to expand clinical use to additional indications following FDA approval. In addition to ovarian cancer and multiple myeloma, OvaRex(TM), BrevaRex(TM) and AR54 MAbs may have applicability to other tumors expressing the target antigens. In the case of OvaRex(TM) and AR54 MAbs, this would include endometrial, breast and non-small cell lung cancers, and in respect of BrevaRex(TM) MAb would include breast, prostate and non-small cell lung cancers. As depicted below, these types of cancer express multiple tumor associated antigens to which the Company's products are targeted.

  [CHART DEMONSTRATING THE EXPRESSION OF VARIOUS TUMOR ASSOCIATED ANTIGENS IN
    VARIOUS CANCER TYPES AND THE ALTAREX PRODUCTS ASSOCIATED WITH SUCH TUMOR
                              ASSOCIATED ANTIGENS]


The Company's Scientific Advisory Board has endorsed a strategy of pursuing multiple AIT(R) antibodies for the same tumor type, e.g. ovarian cancer, thereby enhancing the possibility of effecting additional "cures" than from the use of a single AIT(R) antibody.

The Company has commenced further exploratory research and early preclinical work on two additional antibodies specific to the tumor associated antigens PSA and CA19.9 for two other potential products, ProstaRex(TM) MAb and GivaRex(TM) MAb, respectively. In addition, a component of the Company's strategy is to continue to engage in discovery research activities, particularly the possibility of accessing genomic data pertaining to additional TAAs as part of an external collaboration, and to develop new technologies for antibody-based immunotherapeutics to treat diseases in addition to cancer.

CANCER THERAPIES

OVERVIEW

Cancer is a disease characterized by uncontrolled growth and spread of abnormal cells. The disease is believed to occur as a result of a number of factors such as genetic predisposition and external (chemicals, radiation) and internal (immune status, hormones) causes. Epidemiologists estimate that the disease is responsible for the yearly death of approximately six million individuals throughout the world including approximately 555,000 in the United States. It is estimated that 40% of all Americans will ultimately be stricken with the disease. The majority of industrialized nations report similar statistics (Scientific American, September 1996).

The world market for cancer therapeutics totals approximately US$ 6.5 billion, and is expected to increase to US$14.7 billion by the year 2002. The majority of cancer patients are people over the age of 65 and it is anticipated that as the population continues to age, cancer treatment will likely become the single largest health care expenditure in the United States, Canada and other industrialized nations (Frosst and Sullivan, World Cancer Therapeutic Markets, August 1996).

To date, traditional approaches to the treatment of cancer have been based on a combination of surgery, radiation and chemotherapy. Despite the increasing amount of resources to develop new therapies for cancer, survival rates for cancer patients have not materially improved over the last 15 years (American Cancer Society, 1995 Cancer Facts & Figures). Furthermore, the incidence of cancer is increasing annually, largely the result of the aging of the general population and increased exposure to environmental carcinogens (Frosst and Sullivan, World Cancer Therapeutic Markets, August 1996).

OVARIAN CANCER

In the United States, Canada and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract. It is estimated that in the United States approximately 23,000 new cases of ovarian cancer will be diagnosed and approximately 14,000 women will die from this disease annually (American Cancer Society, 2000 Cancer Facts & Figures).

Although detection of the tumor at an early stage is now associated with an improved chance for curative treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests which could increase the number of patients diagnosed at the early stage of their disease. Consequently, in most diagnosed patients, the tumor has already progressed to an advanced stage (Stage III or IV), making therapeutic approaches more difficult. The five year survival rates for women with regional (Stage III) and distant (Stage IV) ovarian cancer are 79% and 28%, respectively (American Cancer Society, 2000 Cancer Facts & Figures). Patients diagnosed with advanced ovarian cancer usually demonstrate a survival time of less than two years (Hoskins et al., Journal of Clinical Oncology, October 1992).

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

Those patients who either have residual tumors larger than two centimeters or are left with progressive disease, or a no change situation after first-line chemotherapy, have a particularly poor prognosis. These individuals typically require additional chemotherapy within a period of only a few weeks or months. Second-line chemotherapy, however, suffers from a lack of suitable therapeutic agents as the tumors have usually become chemoresistant due to their inherent heterogeneity and adaptability to preceding first-line treatment.

In recent years, new chemotherapeutic agents used either as single treatments or in combination with other therapeutic agents have demonstrated an increase in survival time by as much as 50%. However, despite their apparent positive effect on survival time, these agents are generally associated with significant toxicity and side effects which reduce the patient's quality of life.

Given the rigors of repeated chemotherapeutic treatments, and taking into account the low response rates and the modest effects on survival time, patient quality of life has become a major issue. This is increasingly true as ovarian cancer affects a large number of older and postmenopausal women.

BREAST CANCER

Breast cancer is the most frequently diagnosed cancer in women. In North America, breast cancer accounts for close to 18% of female cancer deaths; it is exceeded only by lung cancer which has shown a resurgence since 1985. In 2000, approximately 183,000 new cases of breast cancer are expected to be diagnosed in the United States alone, with approximately 41,000 patients dying from it during the year (American Cancer Society, 2000 Cancer Facts & Figures).

Breast cancer is typically considered a slow growing tumor. However, some patients suffer from a more aggressive form of the disease and do not respond well to any intervention. The disease has a propensity to metastasize to distant sites in the body, beginning with nearby lymph nodes and then to other sites such as the bone, liver and brain.

Survival is excellent with early stage disease and poor when extensive disease is present. The use of aggressive screening with technologies such as digital mammography appears to play an important role in mitigating early death due to the disease. For the treatment of breast cancer, surgical treatment, either lumpectomy or mastectomy, is usually combined with radiation therapy, chemotherapy or hormonal therapy. Multi-agent chemotherapy is the usual form of treatment. The five year survival rate is 96% for patients with localized breast cancer, 77% for patients with regional disease and 21% in women with distant metastases (American Cancer Society, 2000 Cancer Facts & Figures).

GASTROINTESTINAL CANCERS

Cancers of the gastrointestinal tract consist of three significant cancer diseases; colorectal, stomach and pancreatic. New cases in the U.S. in 2000 for these three diseases are estimated to be 130,000, 22,000 and 28,000 respectively. Moreover, it is estimated that 56,000, 13,000 and 28,000 Americans will die in 2000 from these three cancers, respectively (American Cancer Society, 2000 Cancer Facts & Figures).

Colorectal cancer comprises the largest group, about 72%, of all new cases of gastrointestinal cancer. At the time of diagnosis, approximately 75% of patients with colon cancer have local or regional disease and 25% have metastatic disease (Rubin (ed), Clinical Oncology, 7th Edition, 1993). The primary method of treatment of colorectal cancer is surgery, often in conjunction with subsequent radiation therapy. Approximately 61% of patients who undergo surgery for locoregional colon cancer have developed recurrence of the disease. Most recurrences (70%) occur within two years and almost all (90%) within five years (Rubin (ed.), Clinical Oncology, 7th Edition, 1993). Adjuvant chemotherapy has been shown to increase survival in patients with locoregional (Dukes' C) colon cancer. The five year survival rate for early localized colorectal cancer is about 90% for regional disease 65%, and less than 8% for metastatic disease (American Cancer Society, 2000 Cancer Facts & Figures).

PROSTATE CANCERS

Prostate cancer is the second most common cause of cancer death of men in the United States. It is estimated that there will be 180,000 new cases and 32,000 deaths from prostrate cancer in the U.S. during 2000. Fifty-eight percent of all cases are discovered while still localized. The 5-year relative survival rate for patients whose tumor is diagnosed at this stage is 100%. Overall, 67% of men diagnosed with prostate cancer survive 10 years and 50% survive 15 years (American Cancer Society, 2000 Cancer Facts & Figures).

Management believes that notwithstanding these impressive survival figures, with an aging population the numbers of deaths due to prostate cancer will increase with time. More importantly, there is a significant opportunity in patients with advanced disease since current therapy for this population is very limited.

REGULATORY APPROVAL PROCESS

REGULATORY REQUIREMENTS

Regulations imposed by governmental authorities in Canada and the United States, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing and eventual marketing activities for the Company's proposed products. In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Programme of the HPB. Drugs and biological products are subject to rigorous regulation by the FDA in the United States and by the European Medicines Evaluation Agency or EMEA in Europe. The regulatory processes in Canada, the United States and Europe follow similar essential steps although timing and results may be different.

The regulatory process for the development and approval of a new drug includes the conduct of preclinical and clinical trials. The duration of those trials and number of subjects required to meet the requirements of the various authorities may vary according to, among other things, the disease studied, the seriousness of the side effects, whether there is any current or conventional therapy, the size of the target population, and the nature of the proposed treatment.

PRECLINICAL EVALUATION

The purpose of preclinical evaluation is essentially to determine the safety, pharmacokinetics and efficacy of a new drug in animals before it is administered to humans. The data collected during preclinical studies must be presented in the form of an IND application to the regulatory authorities in the country where clinical trials will be conducted. In the United States, unless otherwise notified, clinical trials may begin 30 days after the IND application is filed, whereas in Canada, clinical trials may not begin until 60 days after the application is submitted and upon receipt of a "no objection" letter.

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

Phase IIb (sometimes called Phase II/III) trials can be undertaken for serious or fatal diseases and consist of well-controlled trials to evaluate efficacy (and safety) in patients with the disease or condition to be treated, diagnosed or prevented which may be deemed to be pivotal. Phase IIb trials can lead to expedited review and accelerated approval by the FDA of the product for commercial sale conditional upon the completion of subsequent Phase III post-market information studies. Phase IIb trials incorporate certain design and control features of Phase III trials. If data collected from Phase IIb trials is statistically significant, authorization for accelerated approval may be sought from the FDA.

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

REGULATORY APPROVAL

Once Phase III clinical trials have been completed, the applicant will compile all results, as well as all information concerning the product and its composition, synthesis, manufacture, packaging and labeling methods, for the purpose of obtaining approval to market the product. This application is known either as a New Drug Application ("NDA") or a Biologics License Application ("BLA") for a well-characterized biologic, such as a monoclonal antibody, or a combination of a Product License Application ("PLA") and an Establishment License Application ("ELA") for all other biologicals in the United States and as a New Drug Submission ("NDS") in Canada. Government authorities may require that additional trials be performed after the product is marketed to assess its long-term effects.

Since drug manufacturing is also regulated, the applicant is required to ensure that it complies with cGMP's, which are quality standards that require the control of production activities, raw-material procurement, complaint management, product recalls, labeling and promotional material. In addition to these standards, which are common to all drugs, certain biologics are subject to ELAs and lot by lot release agreed to by FDA to ensure batch to batch comparability.

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

AltaRex has received Orphan Drug status for OvaRexTM MAb for ovarian cancer (prevalence of 191,000 patients, ACS SEER 1996-1999) and expects to file similar applications for its other antibodies.

FAST TRACK DESIGNATION

Fast Track designation is a result of the FDA Modernization Act (FDAMA) of 1997 and is intended to facilitate development and expedite review of drugs to treat serious and life-threatening conditions that fill an unmet medical need. It allows the FDA to approve a marketing application for a product that shows efficacy on either a defined clinical endpoint or a reasonably predictive surrogate endpoint. It also allows the FDA to review the marketing submission on a rolling basis, thereby shortening the review time. FDAMA also specifies FDA's ability to approve marketing applications based on one, well controlled trial if sufficient supporting data is available.

In December 1998, AltaRex received FDA Fast Track designation for OvaRex(TM) MAb for the treatment of late stage ovarian cancer.

STRATEGIC ALLIANCES AND LICENSE AGREEMENTS

As part of its business strategy the Company may license the products it develops to strategic partners. These partners would participate in the later stage clinical development as required by the FDA, HPB, EMEA and other international drug regulatory agencies and/or in the commercialization process. The major objectives in seeking to license products to strategic partners include:

          - Minimizing development expenditures through cost sharing programs;

          - Arranging for access to the resources and experience of pharmaceutical and large biotechnology corporations; and

          - Maximizing long term revenue streams from royalties on the sale of the Company's products.

The Company has no current plans for developing in-house manufacturing, marketing or sales capabilities. The Company believes that the biopharmaceutical industry has adequate manufacturing, marketing and sales capacity, which the Company believes it may access through contractual or partnership arrangements.

The Company's current alliances and collaborative partnerships are described below.

DRAXIMAGE INC.

The Company is a party to an alliance agreement with Frosst Radiopharmaceuticals (a division of Merck Frosst Canada Inc.) dated February 20, 1996 and assigned to Draximage Inc. ("Draximage"), a wholly-owned subsidiary of Draxis Health Inc. ("Draxis Health"), by agreement dated August 1, 1997 (the "Draxis Alliance Agreement"). Under the Draxis Alliance Agreement, the Company and Draximage have agreed to collaborate on the manufacture of pilot and scale-up batches of OvaRexTM MAb. Draximage has agreed to manufacture (fill/finish) vials of OvaRexTM MAb for clinical trials at a fixed price per vial and may have certain rights with respect to the manufacture and/or marketing of the OvaRexTM MAb drug in Canada for commercial purposes. There are various conditions to be fulfilled by the parties before such manufacturing and/or marketing can commence.

UNIVERSITY OF ALBERTA & NOUJAIM INSTITUTE

In 1998, the Company entered into a three year collaborative research agreement (the "NI Research Agreement") with the University of Alberta and its Noujaim Institute for Pharmaceutical Oncology Research (the "Noujaim Institute"). Under the NI Research Agreement, the Noujaim Institute performed research on behalf of and at the direction of the Company in the development of tumor binding agents and therapeutic compositions. During the term of the NI Research Agreement the Company compensated the University for services rendered in an amount not to exceed $300,000 per year. The NI Research Agreement terminated on March 31, 2000. The Company may also owe to the University a royalty on any net sales (as defined in the NI Research Agreement) derived from a prostate cancer immunotherapeutic composition developed under the NI Research Agreement.

ALBERTA HERITAGE FOUNDATION AGREEMENT

The Alberta Heritage Foundation for Medical Research ("AHFMR") is a foundation established by the Government of the Province of Alberta to support medical research in the Province of Alberta. AHFMR contributed $500,000 to the funding of the current Canadian double blind placebo-controlled trial of OvaRex(TM) MAb pursuant to an agreement dated March 1, 1997 (the "AHFMR Agreement"). Commencing on the earlier of March 1, 2002 and the first anniversary of regulatory approval of OvaRex(TM) MAb, the Company is required to pay to AHFMR on an annual basis an amount equal to the lesser of 5% of the gross product sales (as defined in the AHFMR Agreement) received from commercialization of OvaRex(TM) MAb and $100,000. The maximum total payments by the Company under the AHFMR Agreement are $1 million. In addition, in connection with the AHFMR Agreement, the Company granted to AHFMR warrants to purchase 41,667 Common Shares at an exercise price of $12.00 per share which expired on March 1, 2000.

BIOMIRA LICENSE AGREEMENT

The Company holds an exclusive worldwide license from Biomira for the use of the murine working hybridoma cell bank and murine antibody MAb B43 (the "B43 Technology") for all anti-idiotype induction applications and products, as well as for the use of such related experimental and clinical data for anti-idiotype induction applications and products. MAb B43 is the functional component of the OvaRex(TM) MAb product.

The Company obtained the license from Biomira pursuant to a license agreement dated November 24, 1995 (the "Biomira License Agreement"). Under the terms of the Biomira License Agreement:

          -    The Company paid an up-front fee of $150,000;

          - The Company agreed to use its best efforts to commercialize the B43 Technology;

          - The Corporation agreed to spend a minimum of $3,000,000 to develop the B43 Technology from December 1, 1995 to December 1, 1999; and

          - The Company agreed to pay a royalty to Biomira on the sale of any products developed using the B43 Technology as set out in the Biomira License Agreement.

The Biomira License Agreement only pertains to the products that will potentially use MAb B43 or a derivative thereof. Products developed by the Company which do not incorporate the B43 Technology are not subject to the Biomira License Agreement.

BIOMIRA SETTLEMENT

In February 1999, Biomira commenced legal action against AltaRex and certain individuals affiliated with AltaRex asserting Biomira's ownership of an invention disclosed in an international patent application filed by AltaRex. In March 1999, AltaRex filed suit against Biomira seeking a declaratory judgement concerning the terms of a license agreement between the companies and for certain breaches of contract. On September 3, 1999, AltaRex and Biomira Inc. announced that they had reached a settlement with respect to issues that were the subject of litigation between the two biotechnology companies. In addition to the termination of the respective lawsuits the settlement included the following:

          - The license agreement that was the subject of AltaRex's suit against Biomira was amended and restated to clarify certain terms of the agreement that had given rise to issues raised by each of the parties.

          - Biomira agreed to assign to AltaRex any interest Biomira might have in the patent application that was the subject of Biomira's lawsuit against AltaRex. AltaRex granted to Biomira a royalty-free, non-exclusive license, if and when this patent issues, in relation to antigen-based or idiotypic cancer vaccines. This agreement will also extend to two additional antibodies, one of which will be royalty-bearing to AltaRex.

          - AltaRex has paid, on behalf of Biomira, a $4.2 million repayment of Biomira's liability to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement. AltaRex will similarly fund a $250,000 liability to the Alberta Government, under a separate contribution agreement, upon successful commercialization of OvaRex(TM) MAb. Both governments had financially supported research and development work at Biomira, and Biomira Research Inc., that ultimately principally benefited AltaRex. As a result of the above, the Industry Canada agreement has been terminated.

MANUFACTURING

The Company does not currently manufacture any of its products and it has no immediate plans to establish manufacturing facilities for commercial production of its therapeutic products. To date, the products for clinical trials are manufactured by third parties. Instead, the Company's strategy, beyond the pilot phase, is to manufacture and commercialize its products through strategic alliances and licensing agreements with major pharmaceutical companies.

HUMAN RESOURCES

As at May 15, 2000, the Company had 25 employees, 3 of whom were located at the Company's locations in Edmonton, Alberta and 22 of whom were located at the Company's executive office in Waltham, Massachusetts. There were 8 employees working in research and product development, 5 in clinical and regulatory affairs, 7 in finance and administration and 5 in corporate affairs. Four of the research and development employees hold Ph.D.s and one is an M.D.

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

PATENTS

In general, the Company pursues a policy of obtaining patent protection both in the United States and in selected foreign countries for subject matter considered patentable and important to its business. In addition, a portion of the Company's proprietary position is based upon the use of technology and products the Company has licensed from others, including MAb B43 that binds to an ovarian cancer antigen. This license agreement generally requires the Company to pay royalties upon commercialization of products covered by the licensed technology.

The Company owns eight pending United States patent applications for its therapeutic products and processes. The Company also owns 21 corresponding national patent applications in foreign countries and 2 international patent applications. These patent applications cover various aspects of the Company's core technology products, processes, and the methods for their production and use. These patent applications include both broad and specific claims to various tumor therapies. The Company will continue to aggressively protect its technology with new patent filings with the intent of further extending its patent coverage.

The Company has been issued a patent by the Australian patent office entitled "Method and Composition for Reconforming Multi-Epitopic Antigens to Initiate an Immune Response" which broadly covers its AIT(R) Technology platform. The issued patent covers a method for treating cancer where a foreign antibody binds to a single epitope of a multi-epitopic non-immunogenic TAA circulating in the blood and forms a complex, which enables the immune system to recognize it as foreign and to mount a vigorous humoral and cellular response to the TAA and consequently the tumor. In addition, the Company has received from the U.S. Patent and Trademark Office a notice of allowance of its claims in a separate patent application covering a technique using ultraviolet light to modify antibodies while enhancing the production of certain beneficial immune responses, being the technique employed in, among other products of the Company, OvaRex MAb.

TRADEMARKS AND TRADE NAMES

The Company also relies upon trademarks and trade names to protect its technology. The Company has a registered trademark for its AIT(R) mark in the United States and Canada and owns a Canadian registration for the trademark IRT(R). As well, the Company has pending applications to register trademarks in various countries for the AltaRex name as well as for the brand names (OvaRex(TM), BrevaRex(TM) and GivaRex(TM) MAbs) relating to its developing products.

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

Name                                        Institution
----                                        -----------

Robert Ozols, M.D., Ph.D.                   Fox Chase Cancer Center, United States
Roger Cohen, M.D.                           University of Virginia, United States
Richard Margolese, M.D.                     McGill University, Canada
Daniel Von Hoff, M.D.                       Cancer Therapy and Research Center, United States,
James Holland, M.D.                         Mount Sinai School of Medicine, New York, United States.

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

DANIEL VON HOFF, M.D. is Director of the Institute for Drug Development at the Cancer Therapy and Research Center in San Antonio, Texas. Dr. Von Hoff is President-Elect of the American Association for Cancer Research and recipient of the Richard and Hinda Rosenthal Award for clinical investigation. He is also a Professor for the Department of Cellular and Structural Biology and a Clinical Professor in the Division of Medical Oncology at The University of Texas Health Science Center. He is currently serving as President of the American Association for

Cancer Research, which is the largest cancer research organization for professionals in the United States. Dr. Von Hoff is internationally known for his work in drug development research and has been involved in laboratory and clinical studies of more than a dozen new anticancer agents that have been approved by the FDA. Dr. Von Hoff received his medical degree from Columbia College of Physicians and Surgeons in New York.

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

SCIENTIFIC ADVISORY BOARD

The Scientific Advisory Board of the Company is composed of internationally recognized scientists. The Board meets to review the operational aspects of the Company's technology and discovery research programs. With the exclusion of Dr. Noujaim, Scientific Advisory Board members receive an annual honorarium of U.S.$5,000 plus additional per diem amounts as outlined in their agreements with the Company.

Name                                    Institution
--------------------------------        --------------------------------------------------------

Antoine Noujaim, Ph.D.                  AltaRex Corp. (Chief Scientific Officer), USA and Canada

Jeffrey Schlom, Ph.D.                   National Cancer Institute at the National Institutes of Health, USA

Louis Weiner, M.D.                      Fox Chase Cancer Center, USA

Aldo Serafini, M.D.                     University of Miami, USA

Constantin Bon, M.D., Ph.D.             Mt. Sinai School of Medicine, USA

Dean Mann, M.D., Ph.D.                  University of Maryland, USA

ANTOINE NOUJAIM, Ph.D. is Chairman of the Board of Directors, Chairman of the Scientific Advisory Board and Chief Scientific Officer at AltaRex Corp. He is also presently a Professor Emeritus at the University of Alberta. He was the co-founder of Biomira Inc. in 1985 where he assumed the position of Senior Vice President and Chief Operating Officer for the Immunoconjugate Division of the Company. In 1994, he became President of Biomira Research Inc., a fully owned subsidiary of Biomira Inc. In December 1995, he founded AltaRex. Dr. Noujaim received his undergraduate degree in Pharmacy from Cairo University in 1958. He obtained his Master and Ph.D. degree in Bionucleonics from Purdue University in 1963 and 1965 respectively. He joined the University of Alberta as an Assistant Professor of Nuclear Pharmacy in 1966, was promoted to full Professor in 1973, and chaired this Division for several years.


JEFFREY SCHLOM, Ph.D. is Chief of the Laboratory of Tumor Immunology and Biology at the National Cancer Institute at the National Institutes of Health. Dr. Schlom received his B.S. from Ohio State University in 1964, his M.S. from Adelphi University in 1966, and his Ph.D. in 1969 from the Waksman Institute of Microbiology at Rutgers University. He is a member of several professional societies and advisory boards. In addition, he has authored more than 500 scientific publications and holds numerous patents for monoclonal antibody and recombinant vaccine generation and uses. Dr. Schlom currently serves on the editorial boards of nine scientific journals and has won numerous scientific awards.

LOUIS WEINER, M.D. is Chairman of the Department of Medical Oncology at the Fox Chase Cancer Center. Dr. Weiner joined the Fox Chase Cancer Center in 1984 where he has served as Chairman of the Department of Medical Oncology since 1994. He is a Senior Member in the Division of Medical Sciences. Dr. Weiner's research focuses on the use of antibody-based molecules to target tumors, with emphasis on understanding the principles of tumor targeting and the use of antibodies to initiate tumor specific immune responses. Dr. Weiner is the Eastern Cooperative Oncology Group's (ECOG) Principal Investigator for Fox Chase Cancer Center, the Chairman of the ECOG Committee on Biologic Response Modifiers, and is a member of the ECOG Gastrointestinal Cancer Steering

Committee. He is an active lecturer and has been published extensively on the subject of cancer therapies. Dr. Weiner received his M.D. from Mount Sinai School of Medicine.

ALDO SERAFINI, M.D. has been a Professor of Medicine and Radiology at the University of Miami, School of Medicine since 1984. Dr. Serafini received a M.D. degree from the University of Witwatersrand, Johannesburg, South Africa in 1966. From 1967 to 1972, he was a resident physician at the Jackson Memorial Hospital in Miami. Dr. Serafini is a member of the attending staff at the University of Miami Hospital and Clinic, the University of Miami/Jackson Memorial Medical Center and at the Cedars Medical Center in Miami. Dr. Serafini has numerous teaching, university committee and administrative responsibilities and is on the editorial board and acts as a reviewer for several academic journals. Dr. Serafini has had 10 visiting professorships awarded to him and has had over 233 publications including articles, books, monograms and abstracts.

CONSTANTIN BONA, M.D. is professor of Microbiology at the Mt. Sinai School of Medicine, New York, New York. As the author of more than 280 scientific publications and 12 textbooks in the field, Professor Bona's contributions have been most influential in bringing forth the potential of this technology in the area of cancer therapy. He is also a member of the Royal Society of Medicine, Chief Editor of four International Scientific journals, and serves on the Editorial Board of more than 16 other journals.

DEAN MANN, M.D., Ph.D. is head of the Division of Immunogenetics at the University of Maryland and has served for more than 25 years at the National Cancer Institute (NCI) in various capacities including Head of Biochemical Epidemiology and Head of Immunogenetics at the NCI. His work, which was published in more than 220 scientific manuscripts, is recognized for its contribution in the field of viral immunology and its relationship to cancer. Dr. Mann received a M.D. degree from the St. Louis University School of Medicine, St. Louis, MO.

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

CAPITAL REQUIREMENTS

As of December 31, 1999, the Company had cash, cash equivalents and short-term investments of $7.2 million. The Company believes that its available cash, cash equivalents and short-term investments, including the proceeds of the sale of Special Warrants on February 29, 2000, and interest earned thereon, should be sufficient to finance its operations and capital needs into the fourth quarter of 2000. The Company's future capital requirements will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its preclinical and clinical evaluation of product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals.

In order to meet such capital requirements, the Company intends to pursue additional capital raising opportunities as well as strategic relationships with pharmaceutical or large biotechnology companies. These activities would likely result in the issuance of additional equity securities of the Company. The Company has filed a Preliminary Prospectus in Canada for the sale of Common Shares. The amount of capital to be raised and the number of shares to be issued have not been determined. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing if needed or that any such additional financing will be available on terms satisfactory to the Company.

NO ASSURANCE OF SUCCESSFUL DEVELOPMENT OR MARKET ACCEPTANCE

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative. The Company's realization of its long-term potential will be dependent upon the successful development and commercialization of products currently under development. There can be no assurance that these products will be developed successfully or receive regulatory approval. The new products of the Company are currently in the research and development stages, the riskiest stages for a company in the biotechnology industry. There can be no assurance that the research and development programs conducted by the Company will result in commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for the products being developed and to achieve commercial success, clinical trials must demonstrate that the products are safe for human use and that they demonstrate efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program. No assurances can be provided that any future animal or human test, if undertaken, will yield favourable results.

There can be no assurance that any products successfully developed by the Company, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, will compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company will depend on the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods, and reimbursement policies of government and third-party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company, and the lack of such market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON STRATEGIC RELATIONSHIPS

The Company's future success is dependent on the development and maintenance of strategic relationships. The Company is not presently a party to any strategic relationship relating to any of its products, including OvaRex(TM) MAb. The Company intends to seek to enter into strategic relationships with strategic partners to participate in and finance the later stage clinical development of products and/or to commercialize product(s). Alternatively, the Company may elect to market an AIT(R) product(s) on its own.

If the Company fails to enter into such strategic relationships on terms favorable to the Company or if these strategic partners fail to effectively complete the clinical trials, the regulatory approval of such products may be delayed, and such delay may have a materially adverse effect on the Company's results of operations and business. The Company may also rely on strategic partners to market its products. If the Company fails to enter such strategic partnerships or if these strategic partners fail to effectively market such products, the Company may lose the opportunity to successfully commercialize the products. There can be no assurance that the Company will be able to enter these strategic partnerships on terms that are acceptable to the Company. Similarly if the Company decides to market an AIT(R) product(s) on its own, there can be no assurance that the Company will be successful in developing or commercializing the product(s).

The Company does not manufacture its own antibodies but has, and will seek to enter into, agreements with third parties to manufacture its antibodies. Pursuant to the Draximage Alliance Agreement referred to above under "Business-Draximage Inc.", Draximage Inc. will fill/finish OvaRex(TM) MAb vials for clinical trials and may have certain contingent rights with respect to the manufacture and/or marketing in Canada of the OvaRex(TM) MAb drug for commercial purposes. In addition, the Company is working with other vendors to fill/finish OvaRex(TM) MAb vials. The Company has an agreement with Lonza Biologics plc to scale-up OvaRex(TM) MAb cell culture-derived material to the commercial level. Similarly the Company is working with Lonza and other vendors to begin the scale-up processes for cell culture BrevaRex(TM) and AR54 MAbs and to fill/finish BrevaRex(TM) and AR54 MAbs vials. If these contract suppliers fail to perform under the terms of the agreement, the Company may incur significant costs and risks.

Scaling-up production of cell culture-derived materials will enable the Company to further pursue regulatory approval and commercialization of OvaRex(TM) MAb. Such regulatory approval and commercialization is dependent upon the Company's ability to achieve such production.

The Company also relies on a number of alliances and collaborative partnerships for the development of its products. There is no guarantee that these relationships will continue or result in any successful developments.

POSSIBLE TERMINATION OF LICENSE AGREEMENT FOR MAb B43

The Company's OvaRex(TM) MAb incorporates technology licensed in 1995 from Biomira, Inc. During 1999, the Company and Biomira were engaged in litigation relating to the ownership of certain intellectual property and alleged breaches of certain obligations under the Biomira License Agreement referred to below under "Business - Biomira License Agreement" and related matters. The Company and Biomira settled the litigation in September 1999 and entered into an amended and restated license agreement relating to the licensed technology (the "Amended Agreement").

Under the terms of the Amended Agreement, the Company has undertaken a number of obligations, including an obligation to use its best efforts to commercialize the licensed technology, certain reporting obligations and the payment of royalties on sales of OvaRex(TM) MAb-based products. Under the terms of the Amended Agreement, either party has the right to terminate the Amended Agreement upon 45 days prior written notice if the other party defaults in the performance, observance or fulfillment of any of its obligations under the Amended Agreement and fails to cure the breach within the 45-day period. Although the Company believes that it is currently in compliance with all of the terms of the Amended Agreement and intends to continue to comply with such terms, there can be no assurance that the Company would not enter into further disputes over the interpretation of the Amended Agreement resulting in further litigation. Such litigation would have a material adverse effect on the Company's business, results of operations, and financial condition, as well as its ability to market OvaRex(TM) MAb.

UNCERTAINTY ASSOCIATED WITH PRECLINICAL AND CLINICAL TESTING

The Company has not completed the clinical trials necessary to confirm the efficacy of its AIT(R) Technology. As a result, while the preliminary results from trials with its OvaRex(TM) MAb product are encouraging, there can be no assurance that the Company's products will demonstrate sufficient therapeutic benefit in the treatment of cancer patients that would lead to obtaining regulatory approval.

Before obtaining regulatory approvals for the commercial sale of any of the Company's potential new products, the products will be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. Results of the initial preclinical and clinical testing of products under development by the Company or any interim analyses of clinical trials are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical and clinical testing. Furthermore, there can be no assurance that clinical trials of products under development will be completed or will demonstrate the safety and efficacy of such products at all or to the extent necessary to obtain regulatory approvals. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development could delay or prevent regulatory approval of such product.

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

LACK OF PRODUCT REVENUES; HISTORY OF LOSSES

To date, the Company has not recorded any revenues from the sale of biopharmaceutical products and there can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company has accumulated net losses of approximately $44.2 million to December 31, 1999. The Company anticipates that it will continue to incur significant operating losses as it advances its products through development and clinical trials to commercialization. The amounts and timing of expenditures will depend on the progress of ongoing research and development, the results of preclinical testing and clinical trials, the rate at which operating losses are incurred, the execution of any development and licensing agreements with strategic partners, the Company's development of additional products, the FDA, Health Protection Branch ("HPB") in Canada, and the European Medicines Evaluation Agency ("EMEA") and other regulatory processes and other factors, many of which are beyond the Company's control.

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

The Company has two licensing agreements that require payments of royalties based on sales of the OvaRex(TM) MAb. On the successful commercialization of OvaRex(TM) MAb, the Company will be required to pay royalties from the gross revenue received by the Company on the sale of this product. There can be no assurance that the Company will generate sufficient revenues from the sale of OvaRex(TM) MAb to achieve profitability.

The Company anticipates that, based on its current operating plan, its existing cash reserves, including the net proceeds from the sale of Special Warrants on February 29, 2000, are sufficient to meet its planned cash requirements until the fourth quarter of 2000. Beyond that, the Company intends to rely on cash from capital raising activities including the sale of Common Shares and, if any, cash generated from licensing revenues, collaborative agreements and other capital-raising activities which will be highly dependent on the Company's successful development and commercialization of its clinical products. There can be no assurance that these products will be successfully developed or commercialized or that the underlying assumed levels of expenses will prove to be accurate.

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

To date, the Company has submitted Investigational New Drug Applications ("INDs") to the HPB and FDA for OvaRex(TM) MAb and BrevaRex(TM) MAb products, but has not submitted such documentation for other products currently under development. There can be no assurance that the Company will obtain regulatory approval to commercialize OvaRex(TM) MAb and BrevaRex(TM) MAb, or that it will be in a position to file the regulatory applications for its future products.

The Company has developed in conjunction with the FDA a clinical plan to study the comparability of cell culture-based OvaRex(TM) MAb with its current ascites-based material. The establishment of a clinical development plan or program in conjunction with regulatory authorities provides no assurance that such plan or program will be sufficient to gain regulatory approval of a product upon submission of a licensing application. The insufficiency of a program could delay or prevent regulatory approval of such product.

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

The patent protection afforded to biotechnology and pharmaceutical firms is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the breadth of claims allowed in such cases, or the degree of protection afforded under patents. These issues are further complicated in this field by the abundance of publications and/or prior art, including publications by the Company. Thus, while the Company believes that its proprietary information is protected to the fullest extent practicable, there can be no assurance that (i) additional patents will be issued to the Company in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge the Company's patent protection or that such challenges will not be successful, (iii) processes or products of the Company do not or will not infringe upon the patents of third parties, or (iv) the scope of patents that may be issued to the Company will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any patent litigation will affect the Company's efforts to develop, manufacture or market its products. The cost of litigation to uphold the validity and prevent infringement of any patents issued to the Company may be significant.

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

There can be no assurance that the Company's patent applications will further mature into issued patents, or will afford legal protection against competitors, or will provide significant proprietary protection or competitive advantage. In addition, there can be no assurance that the Company's patents will not be held invalid or unenforceable by a court, infringed or circumvented by others or that others will not obtain patents that the Company would need to license or circumvent. Competitors or potential competitors may have filed patent applications or received patents, and may obtain additional patents and proprietary rights relating to the products or processes competitive with those of the Company.

MANUFACTURING AND MARKETING

The Company has limited experience in manufacturing biopharmaceuticals. The Company intends to rely primarily on contract manufacturers to produce antibodies and other components of its products for research and development, preclinical and clinical trial purposes. The Company's products have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. There can be no assurance that third party manufacturers will be able to meet the Company's needs with respect to timing, quantity or quality. If the Company is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's preclinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, contract manufacturers that the Company may use must continually adhere to current Good Manufacturing Practices ("cGMP") regulations enforced by the FDA through its facilities inspection program. If the facilities of such manufacturers cannot pass a pre-approval plant inspection, the FDA premarket approval of the Company's products will not be granted.

The Company currently has no sales, marketing or distribution experience. The Company intends to rely on its future strategic partners to market its products; however, there can be no assurance that such corporate partners have effective sales forces and distribution systems. If the Company is unable to maintain or establish such relationships and is required to market any of its products directly, the Company will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. There can be no assurance that the Company will be able to maintain or establish such relationships with third parties or develop in-house sales and distribution capabilities. To the extent that the Company depends on its strategic partners or third parties for marketing and distribution, any revenues received by the Company will depend upon the efforts of such strategic partners or third parties, and there can be no assurance that such efforts will be successful.

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

UNSTABLE SHARE PRICE

Market prices for securities of biotechnology companies generally, and of common shares in particular, are volatile. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights by the Company or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of Common Shares by the Company or by its current shareholders and other factors could have a significant effect on the market price of the Common Shares.

FUTURE SALES OF COMMON SHARES IN THE PUBLIC MARKET COULD CAUSE THE COMPANY'S SHARE PRICE TO FALL AND DECREASE THE VALUE OF AN INVESTOR'S INVESTMENT

The market price of the Common Shares could decline if the Company's existing shareholders sell substantial amounts of their Common Shares, including shares issued upon the exercise of outstanding options, in the public market. These sales might also make it more difficult for the Company to sell equity securities in the future at a time and price that the Company deems appropriate.

THE COMPANY'S BOARD OF DIRECTORS MAY ISSUE, WITHOUT SHAREHOLDER APPROVAL, ADDITIONAL COMMON SHARES AND PREFERRED SHARES THAT COULD HAVE RIGHTS AND PREFERENCES SUPERIOR TO THOSE OF COMMON SHARES, WHICH ISSUANCES MAY DELAY OR PREVENT A CHANGE OF CONTROL

The Company's Board of Directors may issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in one or more series, without any vote or action by the Company's shareholders. If the Company issues any additional Common Shares or any preferred shares, the percentage ownership of existing shareholders may be reduced and diluted. In addition, the Company's Board of Directors may determine the price, rights, preferences, privileges and restrictions, including voting, dividend and conversion rights, of the preferred shares and determine to whom they shall be issued. There are no preferred shares outstanding and the Company has no present plans to issue any preferred shares. However, the rights of the holders of any preferred shares that may be issued in the future may be senior to the rights of holders of Common Shares, which could preclude holders of Common Shares from receiving dividends, proceeds of a liquidation or other benefits. The issuance of preferred shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire control of the Company by, for example, discouraging an unsolicited acquisition proposal or a proxy contest, the effect of which may be to deprive the Company's shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Company.

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

The Canadian leases are each for a term of five years, with the Canadian office and the research and development facility terminating on December 30, 2001 and July 31, 2002 respectively. The U.S. lease is for a term expiring on December 31, 2000. The total lease costs under such leases for the Corporation were approximately $353,000 for the fiscal year ended December 31, 1999 and are expected to be the same amounts for the fiscal year ending December 31, 2000.

In January 1999, the Company entered into a letter of intent for the lease of approximately 25,000 square feet of laboratory and office facilities in Waltham, Massachusetts. In October 1999, the Company cancelled its intent to execute a lease for such space. In April 2000, the Company entered into a letter of intent for the lease of approximately 16,000 square feet of office space in Waltham, Massachusetts. The facilities are expected to be available by the end of 2000. If leased as proposed, the initial term would extend into 2002 and the expected annual lease cost to the Company would be approximately $672,000 plus operating expenses.

ITEM 3 - LEGAL PROCEEDINGS

Except for non-material legal proceedings against it in the normal course of its operations, the Company is not aware of any material existing or pending legal proceedings against it.

ITEM 4 - CONTROL OF REGISTRANT

Insofar as it is aware, the Company is not directly or indirectly owned or controlled by another corporation(s) or by the provincial government of Alberta, the federal government of Canada or any foreign government.

To the knowledge of the Company, no person of record owns beneficially, directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Company as at May 15, 2000.

ITEM 5 - NATURE OF TRADING MARKET

The Common Shares of the Company are listed and posted for trading on The Toronto Stock Exchange.

The following table sets forth the reported high and low sale prices of the Common Shares of the Company on the Toronto Stock Exchange for the period indicated. On May 7, 1999 and June 1, 1999, the Company sold an aggregate of 39,100,000 Common Shares for an aggregate purchase price of $19,550,000 in a public offering outside the U.S. On April 20, 2000, the Company issued 5,687,546 Common Shares upon the exercise of previously issued Special Warrants.

           Period                                     Price Range
           ------                                 ------------------
                                                  High           Low
                                                  ----           ---

1st Quarter, 1998                                 3.25          2.25
2nd Quarter, 1998                                 2.54          1.01
3rd Quarter, 1998                                 1.92          0.71
4th Quarter, 1998                                 0.85          0.42
1st Quarter, 1999                                 0.74          0.42
2nd Quarter, 1999                                 1.38          0.42
3rd Quarter, 1999                                 1.14          0.76
4th Quarter, 1999                                 1.00          0.24
1st Quarter, 2000                                 5.10          0.49
2nd Quarter, 2000                                 2.50          0.75
(Through May 15, 2000)

The closing price of the Common Shares of the Company on The Toronto Stock Exchange on May 15, 2000 was $1.40 per Common Share.

The Company's shares are not listed on any exchange in the United States. At May 15, 2000, approximately 21% of the outstanding shares of the Company are held of record by approximately 20 persons resident in the United States.

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

An investment in Common Shares of the Company by a WTO investor would only be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company equals or exceeds an amount determined annually by the Minister pursuant to a formula specified in the Investment Act ($192,000,000 for 2000).

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

Certain transactions in relation to Common Shares of the Company would be exempt from the Investment Act, including:

     1. the acquisition of Shares by a person in the ordinary course of the person's business as a trader or dealer in securities;

     2. the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

     3. the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

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

The summary is based on the current provisions of the Act and the regulations thereunder and the Company's understanding of the current published administrative practices of the Canada Customs and Revenue Agency, and press announcements released by Revenue Canada. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Company's Shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, persons with whom the non-resident did not deal at arm's length, or the non-resident together with such persons, owned 25 percent or more of the issued shares of any class of the capital stock of the Company at any time in the 60 month period immediately preceding the date of disposition of the shares. For purposes of this computation, such holders are considered to own shares which they have an interest in or an option to acquire. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to two-thirds of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition of such shares, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the "1980 Convention").

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Company shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding tax shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person (other than a trust) who was during the 120 month period immediately preceding the sale a resident in Canada for more than 60 months, subject to certain restrictions.

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

HOLDERS

As used herein, a "U.S. Holder" means a holder of the Company's Shares who is a citizen or individual resident of the United States, a Company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust or estate whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold the Company's Shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own Company's Shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Company's Shares.

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

Dividends paid on the Company's Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States companies. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Dividends paid on the Company's Shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax, however, dividends paid, and the proceeds of a sale of Company's Shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9 or the U.S. holder is otherwise exempt. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. Treasury regulations applicable to payments made after December 31, 2000 generally expand the circumstances under which information reporting and backup withholding may apply unless a U.S. holder provides the required certification on Form W-9.

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

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources, the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold the Company's Shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

PASSIVE FOREIGN INVESTMENT COMPANY

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is producing passive income. U.S. Holders owning Common Shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the Common Shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of Common Shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. In addition, taxpayers owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess-distribution regime of Section 1291. Amounts included in or deducted from income under this regime (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

The Company believes that it was not a PFIC for its fiscal years ended December 31, 1998 and 1999. If in its current or in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable a U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements which will be imposed on QEF's.

CONTROLLED FOREIGN CORPORATION

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" ("CFC") under subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes the United States shareholders of a CFC currently on their pro rata shares of the subpart F income of the CFC. In effect, the Code treats those United States shareholders as having received a current distribution out of the CFC's subpart F income. Such shareholders also are subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of Common Shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Note that the overlap between the PFIC and CFC rules generally will be eliminated for United States shareholders of a CFC. Where a foreign corporation is both a PFIC and a CFC, the provision generally will treat the foreign corporation as a non-PFIC with respect to United States shareholders of the CFC. Because of the complexity of subpart F, and because it is not clear that subpart F would apply to the holders of Common Shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8 - SELECTED FINANCIAL DATA

The following table presents selected financial data for the Company which are for the periods indicated below and which are derived from the Consolidated Financial Statements of the Company and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, do not differ materially from those accounting principles and requirements of the Securities and Exchange Commission in the United States ("U.S. GAAP") except as disclosed in Note 9 to the Company's Consolidated Financial Statements. All figures are in Canadian funds. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations. To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities and its ability to continue operations is dependent on the ability of the Company to obtain additional financing. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                YEAR ENDED DECEMBER 31
                                                                                                                  Dec. 1 - Dec. 31,
                                                                                                                  -----------------
                                          1999                1998                1997                1996               1995
                                          ----                ----                ----                ----               ----
Income Statement Data

Revenues ..........................  $    687,710        $  1,013,742        $  1,619,836        $     88,257        $     23,520
Expenses
    Research and development ......    12,828,617           9,433,681           4,733,918           1,720,031             207,801
    General and administration.....     6,802,546           4,695,990           1,563,555             540,285              41,618
    Settlement Costs ..............     5,074,714                  --                  --                  --                  --
                                     ------------        ------------        ------------        ------------        ------------
Net loss ..........................  $(24,018,167)       $(13,115,929)       $ (4,677,637)       $ (2,172,059)       $   (225,899)
                                     ============        ============        ============        ============        ============
Net loss per common share .........  $      (0.58)       $      (0.79)       $      (0.29)       $      (0.24)       $       (.03)
                                     ============        ============        ============        ============        ============

                                                                 As at December 31

                                            1999              1998              1997              1996              1995
                                            ----              ----              ----              ----              ----
Balance Sheet Data

Cash and cash equivalents........       $ 2,328,641       $ 8,581,688       $ 4,204,155       $27,215,914       $    32,129
Short-term investments ..........       $ 4,878,039       $ 4,241,732       $20,797,951                --                --
Total assets ....................       $ 8,567,429       $15,159,774       $27,299,744       $28,016,056       $   911,640
Working capital .................       $ 5,057,620       $10,997,161       $24,495,936       $27,050,923       $   216,548
Shareholders' equity ............       $ 6,217,956       $12,646,840       $25,708,769       $27,526,133       $   774,101

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

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis explains trends in the Company's financial condition and results of operation for the years ending December 31, 1999, 1998 and 1997. This discussion and analysis of the results of operations and financial condition should be read in conjunction with the financial statements and the related notes included elsewhere in this document. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.


OVERVIEW

The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of cancer. Substantially all of the Company's products are subject to regulation by the HPB in Canada, the FDA in the United States, the EMEA in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its cancer therapeutic products are approved by the various regulatory agencies and become commercially viable.

ACQUISITION AND AMALGAMATION

Effective July 17, 1996, the Company (at that time known as Allrich Energy Group Inc.) acquired all of the outstanding shares of AltaRex Inc. for a purchase price satisfied through the issue of 7.5 million of the Company's Common Shares. These shares gave AltaRex Inc.'s shareholders a controlling interest in the Company and effectively constituted a reverse take-over by the shareholders of AltaRex Inc. At the time of acquisition, Allrich was an inactive public company. The purpose of the acquisition was to realize funds associated with a private placement and special warrant offering that were completed at that time and to provide future access to public market funding. Effective May 31, 1997, the Company amalgamated with AltaRex Inc. and continued under the name of AltaRex Corp.

RESULTS OF OPERATIONS

Through the Company's predecessor AltaRex Inc., the Company commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of December 31, 1999, the Company has incurred cumulative losses of $44.2 million. This includes annual losses of $24.0 million, $13.1 million, and $4.7 million for the years ended December 31, 1999, 1998 and 1997 respectively, and a loss of $2.4 million for the period from inception on December 1, 1995 to December 31, 1996. These losses are primarily due to the increased cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999. Costs for research and development and supporting activities are expected to decrease in 2000 as a result of cost reduction activities in late 1999. However, the Company expects such costs to increase beyond 2000 as it pursues its development, clinical trials and commercialization programs prior to receiving regulatory approvals and the successful introduction of its products.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998.

REVENUES

Revenues for the year ended December 31, 1999 decreased by $0.32 million, from $1.01 million in 1998 to $0.69 million in 1999. Interest income decreased by $0.34 million, from $0.96 million in 1998 to $0.62 million in 1999, due to a lower average balance of cash, cash equivalents and short-term investments in 1999. Research contract revenue from government research contracts remained relatively constant in 1998 and 1999, being $0.05 million and $0.06 million respectively.

EXPENSES

Expenses for the year ended December 31, 1999 increased by $10.58 million, from $14.13 million in 1998 to $24.71 million in 1999. Research and development expenses increased by $3.39 million, from $9.43 million in 1998 to $12.83 million in 1999. This increase is primarily due to the advancement and continued expansion of the Company's clinical trial programs which included the acceleration of and increase in enrollment in the North American OvaRex(TM) MAb potentially pivotal trial, the commencement of a second double blind placebo-controlled trial for OvaRex(TM) MAb and the completion of enrollment in the OvaRex(TM) MAb open-label Phase II and the BrevaRex(TM) MAb Phase I trials. The increase includes costs related to production of antibody for clinical trial purposes.

General and administrative expenses increased by $2.11 million, from $4.69 million in 1998 to $6.80 million in 1999. This increase is due to the costs associated with the first full year of operation of the Company's management office in the United States, the related support costs for increasing research and development activities and increased corporate development activities and patent related costs.

Settlement costs of $5.07 million incurred in 1999 related to the settlement of outstanding litigation with Biomira that pertained to the claimed ownership of certain intellectual property rights and breaches of the Biomira license agreement. These costs incurred included the settlement payment and legal fees.

The Company anticipates that research and development expenses will decrease slightly in 2000 as a result of steps the Company took in the fourth quarter of 1999 to reduce the Company's net cash burn, including suspending the development activities on product candidates other than OvaRex(TM) MAb. However, the Company expects that such expenses will increase in 2001 as the Company approaches the submissions for regulatory approval for OvaRex(TM) MAb and continues development of other product candidates. Similarly, the Company anticipates that general and administrative expenses will decrease in 2000 as a result of cost-reduction initiatives it put in place in the fourth quarter of 1999. The actual levels of research and development and general and administrative expenditures are dependent on many factors, including the progress and results of ongoing clinical and development work, the cost, timing and outcome of the regulatory process, the costs of materials, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the availability and cost of required personnel, the cash resources available to the Company and the extent to which the Company enters into affiliations with one or more corporate partners for the ongoing development and commercialization of its products. See "Liquidity and Capital Resources".

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997.

REVENUES

Revenues for the year ended December 31, 1998 decreased by $0.61 million, from $1.62 million in 1997 to $1.01 million in 1998. Interest income increased by $0.06 million, from $0.90 million in 1997 to $0.96 million in 1998, due to higher effective interest rates on cash, cash equivalents and short-term investments in 1998. Research contract revenue decreased by $0.63 million, from $0.68 million to $0.05 million in 1998, due to the completion of government research contracts in late 1997 and early 1998.

EXPENSES

Expenses for the year ended December 31, 1998 increased by $7.83 million, from $6.30 million in 1997 to $14.13 million in 1998. Research and development expenses increased by $4.70 million, from $4.73 million in 1997 to $9.43 million in 1998. This increase is primarily due to the expansion and progress of the Company's clinical trial program for OvaRex MAb, which involved the consolidation of the Company's Phase II clinical trial commenced in Canada in 1997 with its United States Phase IIb clinical trial initiated in 1998 to form a potentially pivotal Phase IIb North American trial. The increase is also due to the costs related to production of antibody for clinical trial purposes.

General and administrative expenses increased by $3.13 million, from $1.56 million in 1997 to $4.69 million in 1998. This increase is primarily due to the addition of key management personnel in 1998, the establishment of an office in the United States in May 1998 and the relocation of certain personnel to such office, as well as the related support costs for increasing research and development activities and patent and corporate development activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At December 31, 1999, the Company had cash and short-term investments of $7.2 million. Included in this balance were short-term financial instruments with a carrying value, including accrued interest, of $4.9 million, consisting of obligations of Canadian federal and provincial governments, as well as corporate obligations. These instruments carry maturities of six months or less and their carrying value approximates fair value. These instruments have a weighted average interest rate of 5.0%. The Company purchased such financial instruments for investment purposes only and not for trading or speculative purposes.

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

FOREIGN CURRENCY EXPOSURE

The Company currently has a significant portion of its operations in the United States, including the operation of its U.S. office and the ongoing administration of several clinical trials. As well, the Company has significant development and production activities with foreign suppliers, particularly including the development and production of the Company's current antibody supply. Accordingly, a significant portion of the Company's transactions are denominated in U.S. dollars and other foreign currencies and the Company has an exposure risk to foreign exchange rates. The Company partially offsets this risk by maintaining cash balances and short-term investments denominated in U.S. currency. At year-end 1999 the Company had $1.4 million (or 19.5 % of the total cash and short-term investments) invested in U.S. denominated financial instruments and cash deposits. Other than as mentioned here, the Company does not actively engage in hedging or other activities to control the risk of its foreign currency exposure.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments totaled $7.2 million at December 31, 1999. Since AltaRex's inception through December 31, 1999 the Company has financed its operations primarily through private placements and public offerings of equity securities, amounting to $50.4 million, interest income on invested balances, amounting to $2.5 million and amounts received under research contracts of $0.8 million. On February 29, 2000, the Company closed the sale of 5.7 million Special Warrants, convertible into Common Shares at no additional cost, for gross proceeds of approximately $6.0 million. Net proceeds after deduction of the Agent's fees and expenses are expected to be approximately $5.4 million. On April 20, 2000, all of the Special Warrants were exercised for an equal number of Common Shares. The Company sold 39,100,000 Common Shares in 1999 for net proceeds of $17.6 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of options or warrants and investment income.

The Company's net cash used in operating activities amounted to $23.2 million, $11.4 million and $4.0 million for the years ended December 31, 1999, 1998 and 1997, respectively, and resulted primarily from its net operating losses. The Company's investing activities resulted in a net use of cash of $0.8 million and $9.9 million, respectively for the years ended December 31, 1999 and 1997 and a net provision of cash of $4.2 million for the year ended December 31, 1998.

The Company expects to continue to incur substantial research and development expenses, including expenses related to preclinical studies, clinical trials, manufacturing and commercialization activities, and supporting general and administrative expenses. The Company believes that its available cash, cash equivalents and short-term investments, including the proceeds of the sale of Special Warrants on February 29, 2000, and interest earned thereon, should be sufficient to finance its operations and capital needs into the fourth quarter of 2000. The Company's funding needs may vary depending on a number of factors including progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

In order to meet such capital requirements, the Company intends to pursue additional capital raising opportunities as well as collaborative arrangements. The Company has filed a Preliminary Prospectus in Canada for the sale of Common Shares. The amount of capital to be raised and the number of Common Shares to be issued have not been determined. The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs.

ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is included in the discussion under Item 9, above.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT AS OF MAY 15, 2000

NAME AND MUNICIPALITY                    POSITION                         PRESENT OCCUPATION AND POSITION DURING
                                                                          THE LAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------
Dr. Antoine A. Noujaim                   Chairman of the Board and        Present and Chief Executive Officer from
Edmonton, Alberta                        Chief Scientific Officer         November, 1995 to February 22, 1998;
                                                                          President of Biomira Research Inc., a
                                                                          division of Biomira Inc. (A
                                                                          biopharmaceutical company), from 1994 to
                                                                          1995; Senior Vice-President of the
                                                                          Immunoconjugate Division of Biomira Inc.
                                                                          from 1989 to 1994; director of Biomira
                                                                          Inc. from 1985 to 1995.

Richard E. Bagley(2)                     President, Chief Executive       President, Chief Executive Officer and
Weston, Massachusetts                    Officer and Director             Director since February 23, 1998.
                                                                          Chairman and Chief Executive Officer of
                                                                          Proscript Inc. from September, 1995 to
                                                                          February, 1998. President and Chief
                                                                          Executive Officer of Immulogic
                                                                          Pharmaceutical Corporation from 1990 to
                                                                          1994.
William R. McMahan(1) (2)                Director                         Director since January 1, 1996.
Calgary, Alberta                                                          President of Oxbow Capital Corporation
                                                                          (a merchant banking company) from
                                                                          October, 1993 to present. A Director of
                                                                          International Marketing, Oxbow Resources
                                                                          Limited (a merchant banking company)
                                                                          from January, 1992 to present.
                                                                          Consultant for Safety Boss Limited (an
                                                                          oilfield service company) from August 1,
                                                                          1991 to December 31, 1991.
Monique Begin(1)                         Director                         Director since May 14, 1998. Professor
Ottawa, Ontario                                                           emeritus, University of Ottawa. Dean,
                                                                          Faculty of Health Sciences, University
                                                                          of Ottawa from 1990 to 1997. Former
                                                                          Minister of National Health and Welfare
                                                                          Canada from September 1977 to September
                                                                          1984.
Jim A. Wright(2)                         Director                         Director since May 14, 1998. Chairman of
Winnipeg, Manitoba                                                        of the Board, President and Chief
                                                                          Scientific Officer of GeneSense
                                                                          Technologies Inc. since 1997. Terry Fox
                                                                          Senior Research Scientist of the
                                                                          National Cancer Institute of Canada
                                                                          since 1990. Associate Director, Manitoba
                                                                          Institute of Cell Biology since 1989.
Normand Balthazard(1) (2)                 Director                         Director since December 22, 1999.
Montreal, Quebec                                                          President and Chief Executive Officer of
                                                                          BioCapital Investments, Limited
                                                                          Partnership since 1990.
Edward M. Fitzgerald                     Senior Vice President, Chief     Senior Vice President, Chief Financial
Dover, Massachusetts                     Financial Officer and            Officer and Secretary since September
                                         Secretary                        28, 1998. Consultant in private
                                                                          practice, 1998. Director, Mergers &
                                                                          Acquisitions and Director, Consumer
                                                                          Lending Group at BankBoston Corporation
                                                                          from 1992 to 1997. With Arthur Andersen
                                                                          & Co. from 1978 to 1992 serving as
                                                                          Partner from 1989 to 1992.

Dr. Christopher F. Nicodemus             Senior Vice President,           Senior Vice President, Clinical Research
Charlestown, Massachusetts               Clinical Research and            Research and Development since January
                                         Development                      25, 1999. Vice President, Medical
                                                                          Affairs from 1998 to 1999 and Vice
                                                                          President, Clinical Operations from 1997
                                                                          to 1998 of Diatide, Inc. With Immulogic
                                                                          Pharmaceutical Corporation from 1993 to
                                                                          1997 serving as Vice President, Medical
                                                                          Affairs from 1994 to 1997. Senior
                                                                          Associate Medical Director with Pfizer
                                                                          Labs from 1992 to 1993.
Marlene R. Booth                         Vice President, Regulatory       Vice President, Regulatory Affairs and
Norwell, Massachusetts                   Affairs and Project              Project Management since June 1, 1999.
                                         Management                       Vice President, Project Management, QA and
                                                                          Regulatory at Proscript, Inc. from 1997 to
                                                                          1999. Senior Director Regulatory Affairs
                                                                          at Biopure Corporation from 1995 to
                                                                          1997. Vice President, Regulatory Affairs
                                                                          and Quality Assurance from 1992 to 1994
                                                                          at Ares Serono.
Peter C. Gonze                           Senior Vice President,           Senior Vice President, Operations and
Sudbury, Massachusetts                   Operations and Investor          Investor Relations since February 2000.
                                         Relations                        Vice President, Investor Relations and
                                                                          Medical Marketing from October 1999 to
                                                                          February 2000. With MediSense Products,
                                                                          Abbott Laboratories as Divisional Vice
                                                                          President from 1996 to 1999. With The
                                                                          Griffin Group from 1994 to 1996.
Robert A. Newman                         Vice President,                  Vice President, Business Development
Maynard, Massachusetts                   Business Development             since February 2000.  Executive
                                                                          Director, Business Development from 1998
                                                                          to 2000. Director of Marketing from 1997
                                                                          to 1998. With Ligand Pharmaceuticals as
                                                                          Marketing Manager, Canada from 1995 to
                                                                          1997. With QLT Phototherapeutics as
                                                                          Marketing/Program Manager from 1994 to
                                                                          1995.

Notes:

(1)  Member of Audit Committee.
(2)  Member of Compensation Committee.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the compensation paid to Mr. Bagley, Dr. Antoine
A. Noujaim, Mr. Fitzgerald, Dr. Nicodemus and Ms. Booth (the "Named Executive Officers") for each of the fiscal years ended December 31, 1999, 1998 and 1997.

--------------------------------------------------------------------------------------------------------------
                                         SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------
                                                 ANNUAL COMPENSATION         LONG-TERM
                                                                            COMPENSATION
                                                                               AWARDS
--------------------------------------------------------------------------------------------------------------
            NAME AND                YEAR        SALARY         BONUS       COMMON SHARES        ALL OTHER
       PRINCIPAL POSITION                        ($)            ($)        UNDER OPTIONS      COMPENSATION
                                                                            GRANTED (#)          ($)(5)
--------------------------------------------------------------------------------------------------------------
Richard E. Bagley(1)President       1999        386,158           Nil         1,031,250             1,304
and Chief Executive Officer         1998        315,179           Nil           825,000               Nil
--------------------------------------------------------------------------------------------------------------
Dr. Antoine A. Noujaim(1)
Chairman of the Board, Chief
Scientific Officer and Former       1999        220,000           Nil               Nil             6,777
President and Chief Executive       1998        220,000           Nil               Nil             6,880
Officer                             1997        220,000           Nil               Nil             6,312
--------------------------------------------------------------------------------------------------------------
Edward M. Fitzgerald(2)
Senior Vice President, Chief        1999        293,480                         218,750
Financial Officer and Secretary     1998         92,374           Nil           175,000               298
--------------------------------------------------------------------------------------------------------------
Christopher F. Nicodemus(3)
Senior Vice President, Clinical     1999        290,696        14,973           218,750               274
Research and Development            1998                                        175,000
--------------------------------------------------------------------------------------------------------------
Marlene R. Booth(4)
Vice President, Regulatory
Affairs and Project Management      1999        120,660           Nil           100,000               273
--------------------------------------------------------------------------------------------------------------

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

(2)  Mr. Fitzgerald joined the Company on September 28, 1998.

(3) Dr. Nicodemus was hired by the Company in December 1998 and commenced work in January 1999.

(4) Ms. Booth joined the Company on June 1, 1999. Prior to employment by the Company, Ms. Booth performed consulting services for the Company and was paid consulting fees of $6,790 in 1999.

(5) Compensation under the column "All Other Compensation" is with respect to employee benefits such as health care, life insurance and a group retirement savings plan.

Total Annual Compensation for 1999 for the Named Executive Officers equals $1,310,994.

STOCK OPTIONS

The following table details information with respect to the grant of options by the Company to the named executive officers during the financial year of the Company ended December 31, 1999.

-----------------------------------------------------------------------------------------------------------------------
                         OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------------------
                                                                                    MARKET VALUE OF
                                                 % OF TOTAL                          COMMON SHARES
                                   COMMON          OPTIONS                         UNDERLYING OPTIONS
                                SHARES UNDER     GRANTED TO       EXERCISE OR        ON THE DATE OF
                                   OPTIONS      EMPLOYEES IN       BASE PRICE       GRANT ($/COMMON
             NAME                GRANTED (#)   FINANCIAL YEAR   ($/COMMON SHARE)         SHARE)          EXPIRY DATE
-----------------------------------------------------------------------------------------------------------------------
Richard E. Bagley                 1,031,250          55%             $1.03               $1.03           July 8, 2009
-----------------------------------------------------------------------------------------------------------------------
Edward M. Fitzgerald                218,750          12%              1.03                1.03           July 8, 2009
-----------------------------------------------------------------------------------------------------------------------
Christopher F. Nicodemus            218,750          12%              1.03                1.03           July 8, 2009
-----------------------------------------------------------------------------------------------------------------------
Marlene R. Booth                    100,000           5%              0.46                0.46           May 11, 2009
-----------------------------------------------------------------------------------------------------------------------

The following table details all options held by the named executive officers and outstanding on December 31, 1999. There were no options of the Company exercised by the named executive officers during the last financial year.

------------------------------------------------------------------------------------------------------------------------
                              AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL
                                         YEAR-END AND FINANCIAL YEAR-END OPTIONS VALUES
------------------------------------------------------------------------------------------------------------------------
                                                                                                         VALUE OF
                                                                                                        UNEXERCISED
                                                                              UNEXERCISED OPTIONS      IN-THE-MONEY
                                               COMMON SHARES     AGGREGATE        AT FINANCIAL          OPTIONS AT
                                                ACQUIRED ON        VALUE            YEAR-END        FINANCIAL YEAR-END
                                                  EXERCISE       REALIZED         EXERCISABLE/         EXERCISABLE/
                    NAME                            (#)             ($)         UNEXERCISABLE(#)     UNEXERCISABLE($)
------------------------------------------------------------------------------------------------------------------------
Richard E. Bagley                                   Nil             Nil        618,750/1,237,500           NA/NA
------------------------------------------------------------------------------------------------------------------------
Dr. Antoine A. Noujaim                              Nil             Nil            375,000/0               NA/NA
------------------------------------------------------------------------------------------------------------------------
Edward M. Fitzgerald                                Nil             Nil         131,249/262,501            NA/NA
------------------------------------------------------------------------------------------------------------------------
Christopher F. Nicodemus                            Nil             Nil         131,249/262,501            NA/NA
------------------------------------------------------------------------------------------------------------------------
Marlene R. Booth                                    Nil             Nil           Nil/100,000            NA/3,000
------------------------------------------------------------------------------------------------------------------------

COMPENSATION OF DIRECTORS

In 1999, each director, with the exception of Dr. Antoine A. Noujaim and Mr. Bagley, received a fee of US $10,000 per annum. Further, all directors are eligible to receive stock options and are entitled to receive their reasonable out-of pocket disbursements incurred on the business of the Company. In the aggregate, a total of $66,670 in fees was paid to the members of the Board of Directors during the period from January 1, 1999 to December 31, 1999.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

On May 3, 2000 the shareholders approved an amendment to the Company Stock Option Plan (the "Plan") increasing the Common Shares reserved for issuance from 4,180,000 to 11,500,000. As at May 15, 2000 there were outstanding options to purchase a total of 8,161,567 Common Shares under the Plan and the following table sets out in detail all stock options issued and outstanding under the Plan.

----------------------------------------------------------------------------------------------------------------
Group                          Number of Shares        Date of Grant        Exercise Price         Expiry Date
                                 Under Option                                  per Share
----------------------------------------------------------------------------------------------------------------
Directors (excluding                  382,500      July 26, 1996                 1.80         July 26, 2006
Executive Officers)                     2,500      July 8, 1997                  3.68         July 8, 2007
(five in total)                        80,000      May 21, 1998                  2.18         May 21, 2008
                                      300,000(1)   December 22, 1999             0.35         December 22, 2009
                                      420,000(1)   February 17, 2000             1.49         February 17, 2010
----------------------------------------------------------------------------------------------------------------
Executive Officers                    824,130      March 4, 1998                 3.00         March 4, 2008
(five in total)                           870      July 6, 1998                  3.00         July 6, 2008
                                      175,000      September 15, 1998            0.91         September 15, 2008
                                      175,000      December 23, 1998             0.53         December 23, 2008
                                      100,000      May 11, 1999                  0.46         May 11, 2009
                                    1,468,750      July 8, 1999                  1.03         July 8, 2009
                                       75,000      October 8, 1999               0.90         October 8, 2009
                                    1,490,000(1)   December 22, 1999             0.35         December 22, 2009
                                    1,450,000(1)   February 17, 2000             1.49         February 17, 2010
----------------------------------------------------------------------------------------------------------------
Employees                              51,500      July 26, 1996                 1.80         July 26, 2006
(15 in total)                          10,000      December 31, 1996             5.90         December 31, 2006
                                       13,333      February 4, 1997              6.00         February 4, 2007
                                        5,000      July 8, 1997                  3.68         July 8, 2007
                                       10,000      February 1, 1998              2.84         February 1, 2008
                                       87,000      May 21, 1998                  2.18         May 21, 2008
                                       50,000      August 4, 1998                1.15         August 4, 2008
                                       33,334      November 30, 1998             0.80         November 30, 2008
                                      112,900      July 8, 1999                  1.03         July 8, 2009
                                       31,750      August 19, 1999               0.90         August 19, 2009
                                      583,000(1)   February 17, 2000             1.49         February 17, 2010
----------------------------------------------------------------------------------------------------------------
Consultants                           100,000      July 8, 1997                  3.68         July 8, 2007
(15 in total)                           5,000      November 7, 1997              3.30         November 7, 2007
                                       25,000      July 17, 1998                 1.40         July 17, 2008
                                      100,000(1)   February 17, 2000             1.49         February 17, 2010
----------------------------------------------------------------------------------------------------------------

Notes:

(1) On December 22, 1999, the Board of Directors of the Company approved the grant of options to acquire an aggregate of 1,790,000 Common Shares at a price of $0.35 per share to certain officers of the Company and on February 17, 2000, the Board of Directors of the Company approved the grant of options to acquire an aggregate of 2,553,000 shares at a price of $1.49 per share, to directors, officers and employees of, and a consultant to the Company. All of these additional options expire on the tenth anniversary of the date of grant thereof. The ability to exercise any such options was conditioned upon the approval by the shareholders of the increase in the number of shares reserved under the Plan. The shareholders of the Company authorized an increase in the number of shares reserved under the Plan from 4,180,000 to 11,500,000 at the annual and special meeting of the shareholders held on May 3, 2000.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers or shareholders of the Company who beneficially own, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction since March, 1997 or in any proposed transaction which has materially affected or will materially affect the Company, except for the following:

1. Directors and officers of the Company (including associates thereof) purchased an aggregate of 1,160,189 Special Warrants of the Company on February 29, 2000; and

2. BioCapital Investments, Limited Partnership purchased 650,000 Special Warrants of the Company on February 29, 2000.

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

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars. Such financial statements have been reconciled to United States generally accepted accounting principles. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars see page iv of this Annual Report.

ITEM 18 - FINANCIAL STATEMENTS

Not Applicable

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Report of Arthur Andersen LLP, Chartered Accountants

Report of Ernst & Young LLP, Independent Chartered Accountants

Consolidated balance sheets as at December 31, 1999 and December 31, 1998

Consolidated statements of loss for the years ended December 31, 1999, 1998 and 1997, and for the period December 1, 1995 to December 31, 1999

Consolidated statements of shareholders' equity and accumulated deficit for the years ending December 31, 1999, 1998, 1997, 1996, 1995

Consolidated statements of cash flows for the year ended December 31, 1999, 1998 and 1997, and for the period December 1, 1995 to December 31, 1999

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

Antibody-based Immunotherapy
or AIT(R):                         An immunotherapeutic antibody approach that
                                   induces the human immune system to produce its own anti-tumor response through several immune pathways.

Anti-idiotype Cascade or
Network: An in vivo immune response characterized by antibodies to antibodies resulting in antigen mimics and secondarily by native antibodies reactive to the same antigen as the antibody inducing the cascade.

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

Current Good
Manufacturing Practices or
cGMP: Government promulgated guidelines governing the manufacture of human and animal drugs and biologicals.

Chemotherapy
or chemotherapeutic:               Generally, the use of drugs in the treatment
                                   of disease. Specifically the use of cytotoxic drugs to treat cancer.


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

European Medicines
Evaluation Agency or
EMEA: The agency responsible for drug product approval in the European Economic Community.

First line chemotherapy
(in ovarian cancer):               The administration of one or more of a
                                   combination of chemotherapeutic agent usually consisting of a platinum-based drug and paclitaxel.

Gene: The basic unit of heredity. Genes are nucleic acid sequences encoding specific proteins that occupy a specific location on a chromosome and are self-producing, submicroscopic structures capable under certain circumstances of giving rise to a new character.

Health Protection
Branch or HPB:                     The government department responsible for
                                   supervising the drug development and approval process in Canada.

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

Investigational New Drug
Application or IND:                An application to the FDA or other regulatory
                                   bodies, which is submitted for approval prior to beginning clinical trials.

Intravenous infusion:              Administration of a medication directly into
                                   a vein.

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

Monoclonal antibody

MAb: Antibody produced by hybridoma cells, which is homogeneous in structure and specificity.

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

Murine:                            Of mouse origin.

New Drug Application or
NDA: A document submitted to the FDA or other regulatory bodies containing all the pre-clinical and clinical data collected on a drug to obtain approval for marketing.

New Drug Submission or
NDS: A document submitted to the HPB which is the Canadian counterpart to the NDA.

Potentially pivotal:               A term used to describe clinical trials that
                                   would form the basis for a submission seeking marketing approval from regulatory authorities if the statistical goals of the trial are met.

Primary endpoint:                  The primary clinical outcome which forms the
                                   a priori basis of the statistical hypothesis
                                   (including sample size estimation) of a well controlled clinical trial. A fully successful study confirms a treatment effect of the magnitude sufficient to provide a statistically significant demonstration of the "primary end point" for regulatory approval of a product.

PSA:                               An antigen associated with prostate cancer.

Sera: The fluid component of blood after separation of cellular components.

Secondary endpoint:                Secondary clinical or biological outcomes
                                   that can be assessed in analysis of a
                                   clinical trial. Although supportive and
                                   potentially important, these endpoints are not the a priori primary experimental question proposed for a clinical protocol.

Second-line chemotherapy
(in ovarian cancer):               Any one of a combination of drugs consisting
                                   of Paclitaxel, Etoposide, CAP
                                   (cyclophosphamide, adriamycin, cis-platin) or
                                   HCAP (hexamethylmelamine and CAP) or other drugs administered into patients, who are either partial or non-responders to first line chemotherapy.

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

Tumor antigen or tumor
associated antigen or TAA:         An antigen that is predominantly expressed in
                                   tumor tissues and may be released into the blood stream in association with the tumor.

Tumor marker:                      A biological product (protein or other) that
                                   is expressed on tumor cells and secreted usually into the serum, such that presence or activity of the tumor can be measured indirectly through measurement of the marker.

United States Food and
Drug Administration or
FDA: The regulatory body that oversees the drug development and approval process in the United States.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTAREX CORP.


Per:     /s/ Richard E. Bagley
    ------------------------------------------
         Richard E. Bagley
         President and Chief Executive Officer

DATED this 24th day of May, 2000.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  ALTAREX CORP.


                           DECEMBER 31, 1999 AND 1998

                                AUDITORS' REPORT


To the Shareholders of

ALTAREX CORP.


We have audited the consolidated balance sheet of AltaRex Corp. (an Alberta corporation in the development stage) as at December 31, 1999, and the consolidated statements of loss, shareholders' equity and cash flows for the year then ended and for the period from inception (December 1, 1995) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaRex Corp. as at December 31, 1999 and the results of its operations and its cash flows for the year then ended and for the period from inception through December 31, 1999 in accordance with generally accepted accounting principles in Canada.



                                                  ARTHUR ANDERSEN LLP
                                                  CHARTERED ACCOUNTANTS


Calgary, Canada
February 9, 2000
(except with respect to the matter
discussed in Note 10 as to which the
date is February 29, 2000 and April 20, 2000)

                                AUDITORS' REPORT


To the Directors of

ALTAREX CORP.


We have audited the consolidated balance sheet of AltaRex Corp. as at December 31, 1998 and the consolidated statements of loss, consolidated statements of shareholders' equity and the consolidated statements of cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in accordance with accounting principles generally accepted in Canada.




Edmonton, Canada                                          Ernst & Young LLP
February 12, 1999                                         Chartered Accountants
Accountants

ALTAREX CORP.
(A Development Stage Company)



                           CONSOLIDATED BALANCE SHEETS




                                                   As of December 31,
                                                 ---------------------
                                                 1999             1998
                                                 ----             ----
(In Canadian dollars)
---------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                    $2,328,641        $8,581,688

Short-term investments                        4,878,039         4,241,732

Accounts receivable                              89,773            78,616

Prepaid expenses                                 64,127           174,293
                                             ----------       -----------
                                              7,360,580        13,076,329

DEPOSITS AND OTHER ASSETS                       235,671           322,840

NOTES RECEIVABLE FROM EMPLOYEES                  36,285           106,186

CAPITAL ASSETS                                  934,893         1,654,419
                                             ----------       -----------
                                             $8,567,429       $15,159,774
                                             ----------       -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities     $2,302,960        $2,079,168
                                             ----------       -----------
                                              2,302,960         2,079,168
DEFERRED LEASE CREDIT                            46,513           433,766
                                             ----------       -----------
    TOTAL LIABILITIES                         2,349,473         2,512,934
                                             ----------       -----------

COMMITMENTS AND CONTINGENCIES
  [Notes 6 and 10]

SHAREHOLDERS' EQUITY

Share Capital                                50,427,647        32,838,364

Accumulated deficit during the
   development stage                        (44,209,691)      (20,191,524)
                                             ----------       -----------

    TOTAL SHAREHOLDERS' EQUITY                6,217,956        12,646,840
                                             ----------       -----------
                                             $8,567,429       $15,159,774
                                             ----------       -----------


The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

(Signed) Antoine A. Noujaim                  (Signed) Richard E. Bagley
 Director                                     Director

ALTAREX CORP.
(A Development Stage Company)


                         CONSOLIDATED STATEMENTS OF LOSS


                                                                               DEC. 1, 1995
                                               YEAR ENDED DECEMBER 31,          -  DEC. 31,
                                         ----------------------------------    ------------
                                         1999          1998            1997         1999
(In Canadian dollars)

REVENUES

Research contracts                  $     65,000   $     50,000    $   680,000   $    810,000

Sale of research materials                    --             --         39,760         71,869

Interest income                           622,710        963,742       900,076      2,551,196
                                    -------------  -------------   -----------   ------------
                                          687,710      1,013,742     1,619,836      3,433,065
                                    -------------  -------------   -----------   ------------

EXPENSES

Research and development               12,828,617      9,433,681     4,733,918     28,924,048

General and administrative              6,802,546      4,695,990     1,563,555     13,643,994

Settlement costs (Note 8)               5,074,714             --            --      5,074,714
                                    -------------  -------------   -----------   ------------
                                       24,705,877     14,129,671     6,297,473     47,642,756
                                    -------------  -------------   -----------   ------------

NET LOSS FOR THE YEAR                $(24,018,167)  $(13,115,929)  $(4,677,637)  $(44,209,691)
                                    -------------   ------------   -----------   ------------
NET LOSS PER COMMON SHARE                  ($0.58)        ($0.79)       ($0.29)
                                    -------------  -------------   -----------

Weighted average number of
  common shares                        41,389,736     16,503,764    15,894,880
                                    -------------  -------------   -----------


The accompanying notes are an integral part of these consolidated financial statements.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)


                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY





                                                                        ACCUMULATED
                                                                          DEFICIT
                                              COMMON SHARE              DURING THE        TOTAL
                                         --------------------------     DEVELOPMENT    SHAREHOLDERS'
                                            SHARES          AMOUNT         STAGE          EQUITY
                                            ------          ------      -----------    -------------

BALANCE AT DECEMBER 1, 1995                 1,169,330   $         --   $         --    $         --
Issue of shares                                25,000             --             --              --
Initial capitalization of Company                  --      1,000,000             --       1,000,000
Net loss                                           --             --       (225,899)       (225,899)
                                            ---------   ------------    -----------     -----------

BALANCE AT DECEMBER 31, 1995                1,194,330      1,000,000       (225,899)        774,101
Private placement of shares
     of AltaRex Inc.                               --        175,200             --         175,200
Issue of shares of AltaRex Inc.
     in settlement of interest payable             --         12,066             --          12,066
Shares issued in private placement
     of unit sales                          1,497,500      2,310,424             --       2,310,424
Shares issued to acquire AltaRex Inc.       7,525,000              1             --               1
Exercise of Special Warrants                  797,500      1,210,000             --       1,210,000
Issuance of common shares in
     public offering                        4,100,000     25,036,466             --      25,036,466
Exercise of stock options                     116,933         76,014             --          76,014
Exercise of warrants                           43,300        103,920             --         103,920
Net loss                                           --             --     (2,172,059)     (2,172,059)
                                            ---------   ------------    -----------     -----------

BALANCE, DECEMBER 31, 1996                 15,274,563     29,924,091     (2,397,958)     27,526,133
Exercise of stock options                      95,000        170,931             --         170,931
Exercise of warrants                        1,113,050      2,689,342             --       2,689,342
Net loss                                           --             --     (4,677,637)     (4,677,637)
                                            ---------   ------------    -----------     -----------

BALANCE, DECEMBER 31, 1997                 16,482,613     32,784,364     (7,075,595)     25,708,769
Exercise of stock options                      30,000         54,000             --          54,000
Net loss                                           --             --    (13,115,929)    (13,115,929)
                                            ---------   ------------    -----------     -----------
BALANCE, DECEMBER 31, 1998                 16,512,613     32,838,364    (20,191,524)     12,646,840
Issuance of common shares in
     public offering                       39,100,000     17,589,283             --      17,589,283
Net loss                                           --             --    (24,018,167)    (24,018,167)
                                            ---------   ------------    -----------     -----------
Balance, December 31, 1999                 55,612,613   $ 50,427,647   $(44,209,691)   $  6,217,956
                                            ---------   ------------    -----------     -----------


The accompanying notes are an integral part of these consolidated financial statements.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                       YEARS ENDED
                                                       DECEMBER 31,                    DEC. 1, 1995
                                       ---------------------------------------------    - DEC. 31,
                                           1999            1998            1997            1999


(In Canadian dollars)
----------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES
Net loss                               $(24,018,167)   $(13,115,929)   $ (4,677,637)   $(44,209,691)
Adjustments to reconcile net loss to
      Depreciation and amortization         565,218         548,687         366,268       1,617,706
        Amortization of deferred            (78,920)       (168,551)        (64,324)       (311,795)
        Interest expense satisfied
         issuance of common shares               --              --              --          12,066
       Net changes in non-cash
      capital balances                      291,491       1,301,468         374,431       1,913,388
                                       ------------    ------------    ------------    ------------
                                        (23,240,378)    (11,434,325)     (4,001,262)    (40,978,326)
                                       ------------    ------------    ------------    ------------

CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets                 (154,026)       (573,698)       (853,826)     (2,194,293)
Maturities and purchases of
     short-term investments                (636,307)      4,794,268      (9,036,000)     (4,878,039)
Acquisition of AltaRex Corp.                     --              --              --         (30,250)
                                       ------------    ------------    ------------    ------------
                                           (790,333)      4,220,570      (9,889,826)     (7,102,582)
                                       ------------    ------------    ------------    ------------


CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES
Issue of common shares, net              17,589,283          54,000       2,860,273      46,895,157
Issue of Private Placement Units,                --              --              --       2,340,674
Issue of Special Warrants, net                   --              --              --       1,210,000
Deferred finance costs                      118,477        (118,477)       (219,028)             --
Employee relocation loans                    69,904        (106,186)             --         (36,282)
                                       ------------    ------------    ------------    ------------
                                         17,777,664        (170,663)      2,641,245      50,409,549
                                       ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                     (6,253,047)     (7,384,418)    (11,249,843)      2,328,641
Cash and cash equivalents,
     Beginning of period                  8,581,688      15,966,106      27,215,949              --
                                       ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS,
    END OF PERIOD                      $  2,328,641    $  8,581,688    $ 15,966,106    $  2,328,641
                                       ------------    ------------    ------------    ------------


Supplemental disclosure of noncash investing and financing activities:
Leasehold improvements financed

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1999 and 1999

(In Canadian dollars)

  with deferred lease credit     $--    $46,641    $620,000    $ 666,641




The accompanying notes are an integral part of these consolidated financial statements.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)



1. BASIS OF PRESENTATION


 DESCRIPTION OF BUSINESS


AltaRex Corp. (the Company), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research and development of biopharmaceutical products for the therapy of cancer.

The Company's ability to complete its research and development program and commercialize its technology is dependent on the Company continuing to arrange the necessary financing and the receipt of regulatory approvals to use its products in the therapy of cancer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which do not differ materially from those established in the United States, except as disclosed in
Note 9. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

CONSOLIDATION OF SUBSIDIARIES

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AltaRex US, Corp. All significant intercompany balances have been eliminated in consolidation.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

REVENUE RECOGNITION

Research material sales are recognized as revenue when materials are delivered.

Revenue from research contracts, which includes government funding of research projects, is recognized as the services are performed based on costs incurred or, for those contracts that provide for milestone payments, as milestones are achieved. Amounts received in advance of services to be performed are recorded as unearned revenue.

CASH AND CASH EQUIVALENTS

Cash equivalents are stated at cost, which approximates fair value. The Company considers highly liquid investments with original maturities of ninety days or less to be cash equivalents and includes money market accounts and commercial paper that are readily convertible to cash.

SHORT-TERM INVESTMENTS

Short-term investments consist of investments with original maturities between three and twelve months. These investments consist of government and commercial instruments and are carried at cost, which approximates their fair market value. At December 31, 1999, short term investments have maturity periods averaging 2.5 months (1998 - 2.5 months) and average interest rates approximating 5.0% (1998 - 5.1%).

DEPOSITS AND OTHER ASSETS

Deposits and other assets primarily consist of down payments on service contracts. These payments are deferred and expensed as services are provided under the terms of the contract.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

CAPITAL ASSETS

Capital assets are stated at cost net of investment tax credits, accumulated amortization and depreciation. Depreciation and amortization are provided at rates which are designed to allocate the cost of the assets, on a straight-line basis, over their estimated useful lives as follows:
                Scientific equipment              5 years
                Computer software and equipment   3 years
                Office equipment                  5 years
                Leasehold improvements            3 - 5 years, term of lease

Property and equipment at December 31, 1999 and 1998 consisted of the following:



                                       1999                        1998
                             -------------------------   ---------------------------
                                         ACCUMULATED                    ACCUMULATED
                                         DEPRECIATION/                 DEPRECIATION/
                             COST        AMORTIZATION     COST         AMORTIZATION
                             ----        -------------   ----------    -------------

Scientific equipment       $1,195,173   $  783,076        $1,187,996      $  543,893

Computer software and
 equipment                    440,540      266,344           301,968         150,688

Office equipment              424,836      205,525           416,559         117,151

Leasehold improvements        281,040      151,751           781,041         221,413
                           ----------   ----------        ----------      ----------

                           $2,341,589   $1,406,696        $2,687,564      $1,033,145
                           ----------   ----------        ----------      ----------

NET BOOK VALUE                    $934,893                        $1,654,419
                                  --------                        ----------

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

DEFERRED LEASE CREDIT

The deferred lease credit relates to leasehold improvements provided to the Company by the landlord for its leased office and research facilities. The deferred lease credit is being amortized over the terms of the lease agreements which are three to five years. Certain deferred lease credits were reduced during 1999 along with the related leasehold improvements as a result of the Company's reduced utilization of certain facilities.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rate of exchange at the period end; transactions during the period are translated at the rate of exchange in effect at the date of the transaction. Gains and losses arising from these translation adjustments are included in the consolidated statements of loss.

INVESTMENT TAX CREDITS

The Company is permitted to offset Canadian federal income taxes payable with unapplied investment tax credits which are based on the cost of carrying on qualifying research and development activities and the cost of qualifying new equipment (see note 5).

Refundable investment tax credits received by the Company relating to the acquisition of assets are deducted from the cost of the related asset. Refundable investment tax credits received by the Company relating to current expenses have been included in the determination of net loss as a reduction of research and development costs.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

INCOME TAXES

Income taxes have been provided on a deferred tax allocation basis whereby the provision for income taxes is determined on the basis of income and expenses included on the statement of income rather than the related amounts reported in the income tax returns of the Company. Deferred income taxes relate primarily to differences between the amount of depreciation and amortization recorded for accounting purposes and capital cost allowance claimed for income tax purposes. Due to the fact that the Company has incurred losses since inception, no income tax provision or benefit has been recorded.

CONCENTRATION OF CREDIT RISK

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash equivalents, short-term investments, accounts receivable and accounts payable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments consist principally of cash and cash equivalents, accounts receivable and accounts payable and notes receivable. The estimated fair value of these instruments approximates their carrying value.

NET LOSS PER SHARE

Basic and diluted net loss per common share was determined by dividing net loss by the weighted average common shares outstanding during the period. Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 4,020,149 and 1,966,667 common shares have been excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 1999. (1998 - 2,270,749 and 41,667 respectively; 1997 - 978,833 and 1,325,317 respectively)

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


3. NOTES RECEIVABLE FROM EMPLOYEES

The notes receivable from employees balance is comprised of employee relocation loans. The notes are unsecured, non-interest bearing, denominated in U.S. dollars, and have maturity dates ranging from March to October 2001.

4. SHARE CAPITAL

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

On May 7 and June 1, 1999, the Company issued a total of 39,100,000 common shares in a public offering for net proceeds of $17,589,283 after related issue expenses of $1,960,717. In connection with this transaction, the Company granted options to the agents of this issue to purchase 1,955,000 common shares at the issue price of $0.50 per share for a period of two years as additional compensation.

As at December 31, 1999, a total of 38,250 (December 31, 1998 - 2,649,552)
common shares of the Company are being held in escrow for regulatory purposes and will be released in 2000. A total of 2,611,302 and 2,611,442 common shares were released from escrow in 1999 and 1998, respectively.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


4. SHARE CAPITAL (CONTINUED)

WARRANTS AND STOCK OPTION PLAN

In 1999, the Company amended its stock option plan for directors, officers, employees and consultants. Pursuant to the amended plan, a total of 4,180,000 (December 31, 1998 - 2,480,000) common shares of the Company are reserved for issue of stock options, of which 34,851 (December 31, 1998 - 209,251) are available for grant at December 31, 1999. At December 31, 1999, there were 3,863,483 (December 31, 1998 - 2,114,083) stock options outstanding for directors, officers and employees and 156,666 (December 31, 1998 - 156,666) options for consultants. See Note 10 for subsequent issue of warrants and options.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


The following schedule details the warrants and stock options granted, exercised, expired and cancelled.

                                SHARES ISSUABLE ON EXERCISE OF
                                ------------------------------
                                                  WARRANTS
                                  STOCK           AND OTHER      EXERCISE PRICE
                                 OPTIONS           OPTIONS          PER SHARE
                                ---------         ---------      --------------


BALANCE AT DECEMBER 31, 1996       858,500        2,396,700       $1.80 -  3.00

     Granted                       217,833           41,667        3.20 - 12.00

     Exercised                     (95,000)      (1,113,050)       1.80 -  3.00

     Cancelled                      (2,500)                            3.68
                                 ---------       ----------       -------------

BALANCE AT DECEMBER 31, 1997       978,833        1,325,317        1.80 - 12.00

     Granted                     1,723,666                         1.80 - 12.00

     Exercised                     (30,000)                            1.80

     Cancelled                    (401,750)                        1.15 -  5.90

     Expired                                     (1,283,650)       1.80 -  3.00
                                 ---------       ----------       -------------

BALANCE AT DECEMBER 31, 1998     2,270,749           41,667        0.53 - 12.00

     Granted                     1,869,400        1,955,000        0.46 -  1.03

     Cancelled                    (120,000)                        1.80 -  5.90
                                 ---------       ----------       -------------

BALANCE AT DECEMBER 31, 1999     4,020,149        1,996,667       $0.46 - 12.00
                                 =========       ==========       =============


ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)

4. SHARE CAPITAL (CONTINUED)

The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 1999.


                                   OUTSTANDING                                EXERCISABLE
                   ----------------------------------------------       ----------------------------
                                   WEIGHTED
                                    AVERAGE          WEIGHTED                           WEIGHTED
RANGE OF           NUMBER OF   CONTRACTUAL LIFE       AVERAGE           NUMBER OF        AVERAGE
EXERCISE PRICE      SHARES          (YEARS)        EXERCISE PRICE         SHARES      EXERCISE PRICE
--------------     ----------  -----------------   --------------       ----------    --------------
$0.46 - 0.53          275,000         9.1              $0.50              150,000         $0.51
 0.72 - 1.03        2,021,066         9.3               1.00              766,466          0.98
 1.15 - 1.40           75,000         8.6               1.23               50,000          1.23
 1.80 - 2.18          656,250         7.1               1.92              588,250          1.89
 2.84 - 3.68          969,500         8.1               3.09              691,167          3.13
 5.90 - 6.00           23,333         7.1               5.96               23,333          5.96
                   ----------  -----------------   --------------       ---------     --------------
                    4,020,149                          $1.65            2,269,216         $1.90
                   ----------  -----------------   --------------       ---------     --------------

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


4. SHARE CAPITAL (CONTINUED)

The following warrants and options to purchase common shares are outstanding at December 31, 1999.


          SHARES ISSUABLE ON
             EXERCISE OF
------------------------------------
                            WARRANTS
    STOCK                  AND OTHER               EXERCISE PRICE
  OPTIONS                  OPTIONS                   PER SHARE             YEAR OF EXPIRY
----------                 ---------               --------------          --------------

   26,666                                               $0.72                  2000
                              41,667                    12.00                  2000
                           1,955,000                     0.50                  2001
  452,250                                                1.80                  2006
   10,000                                                5.90                  2006
  134,500                                           3.30-3.68                  2007
   13,333                                                6.00                  2007
  400,000                                           0.53-1.40                  2008
   75,000                                           1.15-1.40                  2008
1,039,000                                           2.18-3.00                  2008
  287,750                                           0.46-0.90                  2009
1,581,650                                                1.03                  2009
---------                  ----------              -------------          --------------
4,020,149                   1,996,667
=========                  ==========              =============          ==============



5.  INCOME TAX

The Company is eligible for scientific research and development investment tax credits which may be applied against federal taxes payable. The accumulated non-refundable investment tax credits as at December 31, 1999 is approximately $2,570,000 (December 31, 1998 - $1,923,000).

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)

5. INCOME TAX (CONTINUED)


As at December 31, 1999, the Company has scientific research and experimental development expenditures for tax purposes of approximately $10,900,000 (December 31, 1998 - $8,146,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes.


As at December 31, 1999, the Company has approximately $35,900,000 (December 31, 1998 - $12,984,000) of non-capital losses available to be applied to taxable income of future years. These losses expire between 2001 and 2006.


Due to the uncertainty surrounding the Company's ability to utilize its carryforwards, no recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts.

6. COMMITMENTS AND CONTINGENCIES (SEE NOTE 10)

(a) Leases


The Company leases office and research facilities and is committed to annual minimum basic rent payments as follows:

                2000                                $353,123
                2001                                 107,289
                2002                                  42,895
                ----                                --------
                                                    $503,307
                                                    ========

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


6. COMMITMENTS AND CONTINGENCIES (SEE NOTE 10) (CONTINUED)


(b) License and Other Agreements


On December 1, 1995, AltaRex Inc. acquired from Biomira Inc. ("Biomira") an exclusive world-wide right and license to a certain antibody, its cell bank, related data, records and proprietary rights (the "Technology") for a non-refundable cash fee of $150,000, which was charged to research and development expenses. In 1999, in connection with the settlement of litigation between the Company and Biomira, (see note 8) the license agreement was amended and restated. As amended, the license agreement requires the Company to use its best efforts to commercialize the Technology, to spend certain minimum amounts to develop the Technology and to pay royalties to Biomira upon commercialization of products developed from the Technology. The term of the agreement extends to the later of the ten year anniversary of first commercialization of a product or the expiration date of certain patent rights included in the Technology. At the end of the term of the agreement, the Company will have a world-wide, exclusive, fully paid up right and license to use the Technology for certain applications. The Company and Biomira have the right to terminate the agreement upon forty-five days notice if the other party defaults in the performance, observance or fulfillment of any of its obligations under the agreement.


The Company is party to an agreement with the Alberta Heritage Foundation for Medical Research to jointly fund clinical trials, with the Company controlling, through ownership or licensing, all of the technology. Total funding available of $500,000 was received and recorded as revenue in 1997. The Company is required to repay this funding and a royalty equivalent to the amount actually received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. In addition, the Company granted Warrants in connection with this agreement which entitle the holder to obtain 41,667 common shares. These warrants are exercisable at $12.00 per share and expire in 2000.


The Company has contracted certain research projects to a third party consultant for a three year period ending March 2000. Fees will be paid to the consultant to a maximum of $300,000 per annum.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


7. SEGMENTED DISCLOSURE

The Company has considered the reporting requirements of the Canadian Institute of Chartered Accountants on segment disclosures. The Company has determined that it manages its operations as one reportable segment of a biotechnology company engaged in the research and development of biopharmaceutical products for the therapy of cancer. All of the Company's revenues are generated in Canada. The Company's capital assets are located in Canada with the exception of $336,000 (1998 - $332,000) located in the United States.

8. LEGAL MATTERS

On February 26, 1999, Biomira commenced legal action against the Company, the founder of the Company and certain other individuals associated with the Company, claiming ownership of an invention disclosed in an international patent application filed by the Company. On March 16, 1999, the Company commenced legal action against Biomira related to certain breaches of the Biomira license agreement between the parties. On September 3, 1999, the Company and Biomira reached a settlement of this litigation which provided for:

- The assignment to the Company of any interest Biomira might have in the patent application that was the subject of the lawsuit filed by Biomira,

- The payment by the Company, on behalf of Biomira, of a $4.2 million liability of Biomira to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement which, in part, funded research related to the Technology licensed by Biomira to the Company, and termination of the contribution agreement,

- The agreement by the Company to pay up to $250,000 to an agency of the government of the Province of Alberta upon successful commercialization of OvarexTM MAb, also related to funding provided to Biomira in support of the Technology and

- The amendment and restatement of the license agreement between the parties (see Note 6).

The Company incurred total costs related to this litigation and settlement, including the settlement payment and legal fees, of $5.1 million in 1999.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


9. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED
   IN THE UNITED STATES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

(a) Accounting for income taxes

For U.S. GAAP purposes, the Company would be required to account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year. In addition, for U.S. GAAP purposes, a deferred tax asset, net of a valuation allowance, would be recorded to recognize the future benefit of loss carryforwards when the realization of the benefit is determined to be more likely than not. For Canadian GAAP purposes, the benefits of such losses may only be recorded in the period incurred if realization is virtually certain. At December 31, 1999, the Company has determined that the deferred tax asset net of a valuation allowance of $23,700,000 (December 31, 1998 - $11,066,000) would be nil (nil at December 31, 1998).

Beginning in the first quarter of 2000, Canadian GAAP will require the Company to account for their income taxes on a basis similar to SFAS 109. Management does not expect this change to have a material effect on its consolidated financial position or results of operations.

(b) Accounting for stock-based compensation

For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No.
25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted, since the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted. This compensation expense would be amortized over the appropriate vesting periods. As at December 31, 1999, the unamortized compensation benefit that the Company would record as additional compensation

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


9. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED
   IN THE UNITED STATES (CONTINUED)

expense in future periods for options granted to non-employees amounts to $12,000 (December 31, 1998 - $89,000). Additionally, during 1999, the Company issued 1,955,000 options to agents of its offering of common shares. The compensation related to this issuance of $554,000 would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

(c) Reverse take-over costs

For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against shareholders' equity. For U.S. GAAP purposes, these costs totalling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

(d) Comprehensive income

For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Financial Accounting Standard No. 130 (`SFAS 130'). SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income would equal net loss determined for U.S. GAAP purposes as set out in the following table.

The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


9. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED
   IN THE UNITED STATES (CONTINUED)



                                                     YEARS ENDED
                                                     DECEMBER 31,                   DEC. 1, 1995
                                      ----------------------------------------       - DEC. 31,
                                          1999           1998          1997             1999
                                      -----------    -----------    ----------      ------------



Net loss per Canadian GAAP            $24,018,167    $13,115,929    $4,840,637       $44,209,691

Adjustment for stock-based
  compensation                             17,000        130,000       163,000           385,000

Adjustments of reverse take-
   over costs                                  --             --            --           495,000
                                      -----------    -----------    ----------       -----------
Net loss per U.S. GAAP                $24,035,167    $13,245,929    $4,840,637       $45,089,691
                                      ===========    ===========    ==========       ===========
Basic and diluted net loss
    per share, U.S. GAAP              $     (0.58)   $     (0.80)   $    (0.30)
                                      ===========    ===========    ==========

Basic and diluted weighted-average

     Number of common share            41,389,736     16,503,764    15,894,880
                                      ===========    ===========    ==========



The following summarizes balance sheet items with material variations under U.S. GAAP.


                                 DECEMBER 31,           DECEMBER 31,
                                         1999                   1998

                                 ------------          -------------

Share capital                     $51,307,647            $33,701,364

Accumulated deficit                45,089,691             21,054,524


ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 1998

(In Canadian dollars)


10. SUBSEQUENT EVENTS

On February 29, 2000, the Company issued 5,687,546 special warrants in a private placement at $1.06 per special warrant, resulting in gross proceeds of $6.03 million. Each special warrant was converted into one common share, at no additional cost to the investor, on April 20, 2000.

On February 17, 2000, the Board of Directors of the Company approved an increase in the number of common shares reserved under the Company's stock option plan from 4,180,000 to 11,500,000 shares and awarded stock option grants to directors, officers and employees of and a consultant to the Company in the total amount of 4,343,000 common shares. The increase in the number of shares reserved under the plan is subject to shareholder approval at the Company's next annual meeting of shareholders. The ability of optionees to exercise the options currently granted is conditioned upon shareholder approval of the increase in shares reserved under the plan.

                                  EXHIBIT INDEX

EXHIBIT                                                                                                     PAGE
NUMBER                                             DOCUMENT DESCRIPTION                                    NUMBER
------                                             --------------------                                    ------

1.1+                The Articles of the Company dated November 18, 1993 as amended by Articles of
                    Amendment dated June 25, 1996 and November 28, 1996.
1.2+                Articles of Amalgamation of the Company dated May 31, 1997 as amended by Articles of Amendment dated June 27, 1997.
1.3+                The Bylaws of the Company dated March 1, 1995.
1.4+                Asset Purchase Agreement dated November 24, 1995 among AltaRex Inc., Biomira
                    Research Inc. and Biomira Inc.*
1.5+                The Share Purchase Agreement.
1.6***              Settlement Agreement by and among Biomira Inc. and AltaRex Corp., dated September 3,
                    1999.
1.7+                Letter Agreement dated February 20, 1996 between AltaRex Corp. and Merck Frosst
                    Canada Inc.
1.8***              Amended and Restated License Agreement between Biomira Inc. and AltaRex Corp., dated
                    September 3, 1999.
1.9***              Patent License Agreement between AltaRex Corp. and the National Institute of Health, the
                    Centers for Disease Control and Prevention and the Food and Drug Administration, dated
                    September 21, 1999.
1.10+               License Agreement dated November 24, 1995 between Biomira Inc. and AltaRex Corp.*
1.11+               Assignment of Patent Agreement dated April 4, 1996 between Biomira Inc. and
                    AltaRex Corp.
1.12+               Employment Contracts dated January 1, 1996, between AltaRex Corp. and Dr. Antoine Noujaim.
1.13***             Stock Option Plan
1.15+               Assignment of Letter Agreement dated February 20, 1996 between AltaRex Corp. and Merck Frosst
                    Canada Inc. See "Business of AltaRex -- Strategic Alliances and License Agreement."
1.16**              Sublease Agreement by and between Tufts Associated Health Plans, Inc. and AltaRex U.S. Corp.
                    dated April 15, 2000.
1.17+               Employment Arrangement dated February 18, 1998 and amended as of March 30, 1998 between
                    AltaRex Corp. and Richard E. Bagley.
1.18**              Amendments to Employment Arrangement between AltaRex Corp. and Richard E. Bagley, dated June 1, 1999 and December 22, 1999.
1.19**              Amendments to Employment Contract between AltaRex Corp. and Dr. Antoine Noujaim dated June 3, 1999 and December 22, 1999.
1.20**              Employment Contract between AltaRex Corp. and Dr. Christopher Nicodemus dated December 16, 1998, as amended on June 1, 1999 and December 22, 1999.
1.21**              Employment Contract between AltaRex Corp. and Edward Fitzgerald dated September 14, 1998, as amended on June 1, 1999 and December 2, 1999.
1.22**              Employment Contract between AltaRex Corp. and Peter C. Gonze dated January 24,
                    2000.

* Confidential treatment granted as to certain portions, which portions are omitted and filed separately with the Commission.

**   Filed herewith.

***  To be filed by amendment

+ Incorporated by reference to Exhibits to the Company's Registration Statement on Form 20-F.