Form 20-F/A
period 1999-12-31
ALTAREX CORP
filed 2000-05-25
CIK 1046403

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 FORM 20-F/A

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

Yes ___   No ___


AltaRex Corp. (the "Company") hereby amends its Annual Report on Form 20-F for the year ended December 31, 1999 to include additional information set forth under Item 10.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT AS OF MAY 15, 2000

NAME AND MUNICIPALITY                    POSITION                         PRESENT OCCUPATION AND POSITION DURING
                                                                          THE LAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------
Dr. Antoine A. Noujaim                   Chairman of the Board and        President and Chief Executive Officer from
Edmonton, Alberta                        Chief Scientific Officer         November, 1995 to February 22, 1998;
                                                                          President of Biomira Research Inc., a
                                                                          division of Biomira Inc. (A
                                                                          biopharmaceutical company), from 1994 to
                                                                          1995; Senior Vice-President of the
                                                                          Immunoconjugate Division of Biomira Inc.
                                                                          from 1989 to 1994; director of Biomira
                                                                          Inc. from 1985 to 1995.

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

William R. McMahan(1) (2)                Director                         Director since July 15, 1996.
Calgary, Alberta                                                          President of Oxbow Capital Corporation
                                                                          and Oxbow Investment Inc. from October,
                                                                          1993 to present. A Director of International
                                                                          Marketing, Oxbow Research Limited from January,
                                                                          1992 to present. Chief Operating Officer and Director
                                                                          of Oxbow Equities Corporation. Director of
                                                                          UltraVision, Inc.

Monique Begin(1)                         Director                         Director since May 14, 1998. Professor
Ottawa, Ontario                                                           Emeritus, University of Ottawa. Dean,
                                                                          Faculty of Health Sciences, University
                                                                          of Ottawa from 1990 to 1997. Member of the Board of
                                                                          Directors of the National Cancer Institute of Canada.
                                                                          Former Minister of National Health and Welfare
                                                                          Canada from September 1977 to September
                                                                          1984.

Dr. Jim A. Wright(2)                    Director                          Director since May 14, 1998. President, Chief
Winnipeg, Manitoba                                                        Scientific Officer and Director of Lorus Therapeutics
                                                                          Inc. since October 1999. Previously, Chairman of
                                                                          the Board, President and Chief Scientific Officer of
                                                                          GeneSense Technologies Inc. since 1997 until its merger
                                                                          with Lorus. Terry Fox Senior Research Scientist of the
                                                                          National Cancer Institute of Canada since 1990. Associate
                                                                          Director, Manitoba Institute of Cell Biology since 1989.

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

Dr. Christopher F. Nicodemus             Senior Vice President,           Senior Vice President, Clinical Research
Charlestown, Massachusetts               Clinical Research and            and Development since January 25, 1999. Vice
                                         Development                      President, Medical Affairs from 1998 to 1999
                                                                          and Vice President, Clinical Operations
                                                                          from 1997 to 1998 of Diatide, Inc. With
                                                                          Immulogic Pharmaceutical Corporation from
                                                                          1993 to 1997 serving as Vice President,
                                                                          Medical Affairs from 1994 to 1997. Senior
                                                                          Associate Medical Director with Pfizer
                                                                          Labs from 1992 to 1993.

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

ALTAREX CORP.


Per:     /s/ Edward M. Fitzgerald
    ------------------------------------------
         Edward M. Fitzgerald
         Senior Vice President and
         Chief Financial Officer

DATED this 25th day of May, 2000.