Form 20-F/A
period 1999-12-31
ALTAREX CORP
filed 2000-09-21
CIK 1046403

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

                                      None
                                (Title of Class)

Number of outstanding shares of each of the Company's classes of capital or common stock as of September 15, 2000: 74,037,958 Common Shares

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

Yes ___   No ___

     AltaRex Corp. (the "Company") hereby amends its Annual Report on Form 20-F for the year ended December 31, 1999 to include the exhibits filed with and attached to this Amendment.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTAREX CORP.


Per:  /s/ Edward M. Fitzgerald
     --------------------------------------
         Edward M. Fitzgerald
         Senior Vice President and
         Chief Financial Officer

DATED this 21st day of September, 2000.

                                  EXHIBIT INDEX

EXHIBIT                                                                                                     PAGE
NUMBER                                             DOCUMENT DESCRIPTION                                    NUMBER
------                                             --------------------                                    ------

1.1+                The Articles of the Company dated November 18, 1993 as amended by Articles of
                    Amendment dated June 25, 1996 and November 28, 1996.
1.2+                Articles of Amalgamation of the Company dated May 31, 1997 as amended by Articles of Amendment dated June 27, 1997.
1.3+                The Bylaws of the Company dated March 1, 1995.
1.4+                Asset Purchase Agreement dated November 24, 1995 among AltaRex Inc., Biomira
                    Research Inc. and Biomira Inc.*
1.5+                The Share Purchase Agreement.
1.6**               Settlement Agreement by and among Biomira Inc. and AltaRex Corp., dated September 3,
                    1999.
1.7+                Letter Agreement dated February 20, 1996 between AltaRex Corp. and Merck Frosst
                    Canada Inc.
1.8**#              Amended and Restated License Agreement between Biomira Inc. and AltaRex Corp., dated
                    September 3, 1999.
1.9**#              Patent License Agreement between AltaRex Corp. and the National Institute of Health, the
                    Centers for Disease Control and Prevention and the Food and Drug Administration, dated
                    September 21, 1999.
1.10+               License Agreement dated November 24, 1995 between Biomira Inc. and AltaRex Corp.*
1.11+               Assignment of Patent Agreement dated April 4, 1996 between Biomira Inc. and
                    AltaRex Corp.
1.12+               Employment Contracts dated January 1, 1996, between AltaRex Corp. and Dr. Antoine Noujaim.
1.13**              Stock Option Plan
1.15+               Assignment of Letter Agreement dated February 20, 1996 between AltaRex Corp. and Merck Frosst
                    Canada Inc. See "Business of AltaRex -- Strategic Alliances and License Agreement."
1.16+               Sublease Agreement by and between Tufts Associated Health Plans, Inc. and AltaRex U.S. Corp.
                    dated April 15, 2000.
1.17+               Employment Arrangement dated February 18, 1998 and amended as of March 30, 1998 between
                    AltaRex Corp. and Richard E. Bagley.
1.18+               Amendments to Employment Arrangement between AltaRex Corp. and Richard E. Bagley, dated June 1, 1999 and December 22, 1999.
1.19+               Amendments to Employment Contract between AltaRex Corp. and Dr. Antoine Noujaim dated June 3, 1999 and December 22, 1999.
1.20+               Employment Contract between AltaRex Corp. and Dr. Christopher Nicodemus dated December 16, 1998, as amended on June 1, 1999 and December 22, 1999.
1.21+               Employment Contract between AltaRex Corp. and Edward Fitzgerald dated September 14, 1998, as amended on June 1, 1999 and December 22, 1999.
1.22+               Employment Contract between AltaRex Corp. and Peter C. Gonze dated January 24,
                    2000.

* Confidential treatment granted as to certain portions, which portions are omitted and filed separately with the Commission.

**   Filed herewith.

+ Incorporated by reference to Exhibits to the Company's Registration Statement on Form 20-F.

# Confidential treatment has been requested for certain portions of this Exhibit. The confidential redacted information has been filed separately with the Securities and Exchange Commission.