Form 20-F
period 2000-12-31
ALTAREX CORP
filed 2001-06-22
CIK 1046403

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from        to

                         COMMISSION FILE NUMBER: 0-29574
                                  ALTAREX CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           PROVINCE OF ALBERTA, CANADA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                               610 LINCOLN STREET,
                          WALTHAM, MASSACHUSETTS 02451
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

None

Securities registered or to be registered or to be registered pursuant to
Section 12 (g) of the Act:

                         Common Shares without par value
                                (Title of Class)

         Securities for which there is a reporting obligation pursuant to section 15 (d) of the Act: None

         The number of outstanding shares of each of the issuer's classes of capital or common stock as of May 31, 2001 was 26,434,411 Common Shares.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                   [X] Yes                              [ ] No

         Indicate by check mark which financial statement item the registrant has elected to follow.

                   [X] Item 17                          [ ] Item 18

         Unless the context otherwise requires, references herein to the "Company" or to "AltaRex" are to AltaRex Corp. and its consolidated subsidiaries.

         The Company's name is registered as a trademark in Australia, Japan, Norway and Switzerland; BrevaRex(R) and OvaRex(R) are trademarks of the Company registered in Austria, Canada, the European Community, Germany, Hungary, Japan, Switzerland and the United States; GivaRex(TM) is a trademark of the Company registered in Austria, Hungary and Switzerland; AIT(R) is a trademark of the Company registered in Canada and the United States; IRT is a trademark of the Company registered in Canada; and ProstaRex(TM) is a trademark of the Company registered in Norway. This annual report also contains trademarks of other companies.

                                TABLE OF CONTENTS

                                                                                           Page
PART I..................................................................................     1
Item 1:  Identity of Directors, Senior Management and Advisers..........................     1
Item 2:  Offer Statistics and Expected Timetable........................................     1
Item 3:  Key Information................................................................     1
Item 4:  Information on the Company.....................................................    10
Item 5:  Operating and Financial Review and Prospects...................................    30
Item 6:  Directors, Senior Management and Employees.....................................    33
Item 7:  Major Shareholders and Related Party Transactions..............................    42
Item 8:  Financial Information..........................................................    43
Item 9:  The Offer and Listing..........................................................    43
Item 10:  Additional Information........................................................    44
Item 11:  Quantitative and Qualitative Disclosures About Market Risk....................    50
Item 12:  Description of Securities Other than Equity Securities........................    50
PART II.................................................................................    50
Item 13:  Defaults, Dividend Arrearages and Delinquencies...............................    50
Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds..    51
PART III................................................................................    51
Item 17:   Financial Statements.........................................................    51
Item 18:   Financial Statements.........................................................    51
Item 19:   Exhibits.....................................................................    51

                    NOTE REGARDING FORWARD LOOKING STATEMENTS

         Certain statements in this document constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical, retrospective and early clinical trial results which may not be indicative of results that will be obtained in ongoing or future clinical trials, new corporate alliances, the establishment of manufacturing processes and the scale up of cell culture material, the timely development, regulatory approval and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the Securities and Exchange Commission and Canadian securities authorities. See "Item 3. Key Information - Risk Factors". In addition, any forward-looking statements represent the Company's estimates only as of the date this annual report was first filed with the Securities and Exchange Commission and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change.

                                     PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

         Certain terms referred to in this annual report are defined in the Glossary found elsewhere in this annual report, commencing at page 52.

SELECTED FINANCIAL DATA

         The following table presents selected financial data for the Company which are for the periods indicated below and which are derived from the Consolidated Financial Statements of the Company included in this annual report under Item 17 and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, do not differ materially from those accounting principles and requirements of the Securities and Exchange Commission in the United States ("U.S. GAAP") except as disclosed in Note 9 to the Company's Consolidated Financial Statements. All figures are in Canadian funds. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and the Company's Operating and Financial Review and Prospects set forth under Item 5. To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities and its ability to continue operations is dependent on the ability of the Company to obtain additional financing. See "Item 5 - Operating and Financial Review and Prospects".

INCOME STATEMENT DATA:

                                                                 YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------------------------------------------
                                      2000              1999              1998             1997             1996
                                  ------------      ------------      ------------      -----------      -----------
                                                                  (in Canadian dollars)
Revenues                          $    389,826      $    687,710      $  1,013,742      $ 1,619,836      $    88,257

Expenses
   Research and development         12,022,218        12,828,617         9,433,681        4,733,918      $ 1,720,031
   General and administrative        6,091,686         6,802,546         4,695,990        1,563,555          540,285
   Settlement costs                         --         5,074,714                --               --               --
                                  ------------      ------------      ------------      -----------      -----------

Net loss                          $(17,724,078)     $(24,018,167)     $(13,115,929)     $(4,677,637)     $(2,172,059)
                                  ============      ============      ============      ===========      ===========

Net loss per common share         $      (1.08)     $      (2.32)     $      (3.18)     $     (1.18)     $     (0.96)
                                  ============      ============      ============      ===========      ===========


BALANCE SHEET DATA:

                                                         AS OF DECEMBER 31,
                              --------------------------------------------------------------------------
                                  2000           1999            1998            1997            1996
                              -----------     ----------     -----------     -----------     -----------
                                                        (in Canadian dollars)
Cash and cash equivalents     $ 9,665,187     $2,328,641     $ 8,581,688     $ 4,204,155     $27,215,914
Short-term investments          3,591,323      4,878,039       4,241,732      20,797,951              --
Total assets                   14,754,556      8,567,429      15,159,774      27,299,744      28,016,056
Working capital                 9,892,448      5,057,620      10,997,161      24,495,936      27,050,923
Shareholders' equity           10,960,790      6,217,956      12,646,840      25,708,769      27,526,133


         The Company has paid no dividends on its shares since incorporation and does not anticipate doing so for the foreseeable future. The declaration of dividends on the Common Shares of the Company is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

EXCHANGE RATE INFORMATION

         In this annual report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars ("$" or "Cdn. $"). The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the conversion of Canadian dollars into United States dollars, based on the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On May 31, 2001, the noon buying rate, as reported by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars, was U.S. $0.6468 (U.S. $1.00 = Cdn. $1.5461).

                                  Period           Average
     Calendar period               End             Rate(1)           High             Low
     -------------------          ------           ------           ------           ------
                                             (U.S. dollars per Canadian dollar)
     May 2001                     0.6468           0.6489           0.6532           0.6434
     April 2001                   0.6510           0.6419           0.6510           0.6333
     March 2001                   0.6335           0.6415           0.6498           0.6335
     February 2001                0.6527           0.6572           0.6696           0.6493
     January 2001                 0.6668           0.6652           0.6691           0.6595
     December 2000                0.6668           0.6571           0.6668           0.6469


                                  Period           Average
     Calendar period               End             Rate(2)           High             Low
     -------------------          ------           ------           ------           ------
                                             (U.S. dollars per Canadian dollar)
     1996                         0.7301           0.7329           0.7513           0.7235
     1997                         0.6988           0.7224           0.7484           0.6951
     1998                         0.6504           0.6740           0.7092           0.6341
     1999                         0.6925           0.6744           0.6925           0.6535
     2000                         0.6668           0.6723           0.6968           0.6410

         (1) The average of the noon buying rates on each business day during the period.

         (2) The average of the noon buying rates on the last business day of each full calendar month during the period.

RISK FACTORS

         The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this annual report or presented elsewhere by management from time to time.

Capital Requirements

         As of December 31, 2000, the Company had cash, cash equivalents and short-term investments of $13.2 million. On December 22, 2000, the Company completed a private placement of 3,522,727 Common Shares with Dompe Farmaceutici S.p.A ("Dompe") for gross proceeds to the Company of $7.75 million in conjunction with a strategic alliance. See "Item 4: Information on the Company - Business Strategic Alliances and License Agreements". In addition, in February 2001, the Company completed the sale of 4,402,211 Common Shares for net proceeds to the Company of $7.2 million and, in June 2001, the Company completed the sale of 3,000,000 Special Warrants for net proceeds estimated at $8.0 million. The Company believes that its available cash, cash equivalents and short-term investments, the proceeds of the February 2001 sale of Common Shares and the June 2001 sale of Special Warrants and interest earned thereon, should be sufficient to finance its operations and capital needs late into the fourth quarter of 2001. The Company's future capital requirements will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its preclinical and clinical evaluation of product candidates, progress in corporate partnering and the time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals.

         The Company will seek additional funding through public or private equity or debt financing from time to time, as market conditions permit, or through strategic relationships with pharmaceutical or large biotechnology companies. These activities will likely result in the issuance of additional equity securities of the Company. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing if needed or that any such additional financing will be available on terms satisfactory to the Company.

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

Uncertainty Associated with the Timing of Submission of a Biologics License Application for OvaRex(R) MAb

         The Company's development program for its lead product, OvaRex(R) MAb, is designed to lead to the filing with the U.S. Food and Drug Administration ("FDA") of a Biologics License Application ("BLA") for the purpose of obtaining approval to market the product in the United States. A BLA filing is extensive and includes, among other things, detailed information regarding the design, conduct and results of preclinical and clinical testing, the composition, synthesis and manufacture of the product, and such other information and/or analyses as may be requested by the FDA in support of the BLA. The timing of the filing of the BLA may be impacted by, among other things, the sufficiency of results and data from its ongoing clinical trials, the satisfactory completion of ongoing development and manufacturing requirements and requests by the FDA for additional information and data to support the filing.

         The Company expects to initiate the filing of a BLA for OvaRex(R) MAb in late 2001 or early 2002. However, there can be no assurance that the ongoing clinical trials will provide sufficient data in time for such a filing. In addition, the Company has transferred its proprietary cell culture manufacturing processes and development responsibilities from Lonza Biologics plc to Abbott Laboratories and there can be no assurance that delays will not be encountered in the remaining product development and manufacturing activities required for the BLA. Also there can be no assurance that the FDA will not request additional information or data to support such filing. A delay in the filing of the BLA will impact the timing of the FDA's review of the application and approval for marketing of the product and, if approved, the timing of commercialization of the product. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations.

Uncertainty Associated with Preclinical and Clinical Testing

         The Company has not completed the clinical trials necessary to confirm the efficacy of its products. As a result, while the preliminary results from trials with its OvaRex(R) MAb product are encouraging, there can be no assurance that the Company's products will demonstrate sufficient therapeutic benefit in the treatment of cancer patients that would lead to obtaining regulatory approval.

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

Regulatory Environment; No Assurance of Product Approval

         The FDA, the Therapeutic Products Programme ("TPP") of Health Canada, the European Agency for the Evaluation of Medicinal Products ("EMEA") and comparable agencies in other jurisdictions impose substantial requirements on biotechnology and pharmaceutical companies prior to the introduction of therapeutic products. These requirements include lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures, together which involve the expenditure of substantial resources. Satisfaction of these requirements typically takes a number of years and varies substantially based on the type, complexity and novelty of the pharmaceutical product.

         Any future FDA, TPP, EMEA or other governmental approval of products developed by the Company may entail limitations on the indicated uses for which such product may be marketed. Approved products may be subject to additional testing and surveillance programs as required by regulatory agencies. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing.

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

         To date, the Company has submitted Investigational New Drug Applications ("INDs") to the TPP and FDA for OvaRex(R) MAb and to the FDA for BrevaRex(R) MAb, but has not submitted such documentation for other products currently under development. There can be no assurance that the Company will obtain regulatory approval to commercialize OvaRex(R) MAb and BrevaRex(R) MAb, or that it will be in a position to file the regulatory applications for its future products.

         The Company has developed in conjunction with the FDA a clinical plan to study the comparability of cell culture-based OvaRex(R) MAb with its current ascites-based material. The establishment of a clinical development plan or program in conjunction with regulatory authorities provides no assurance that such plan or program will be sufficient to gain regulatory approval of a product upon submission of a licensing application. The insufficiency of a program could delay or prevent regulatory approval of such product.

Lack of Product Revenues; History of Losses

         To date, the Company has not recorded any revenues from the sale of biopharmaceutical products and there can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company has accumulated net losses of approximately $61.9 million to December 31, 2000. The Company anticipates that it will continue to incur significant operating losses as it advances its products through development and clinical trials to commercialization. The amounts and timing of expenditures will depend on the progress of ongoing research and development, the results of preclinical testing and clinical trials, the rate at which operating losses are incurred, the execution of any development and licensing agreements with strategic partners, the Company's development of additional products, the FDA, TPP, EMEA and other regulatory processes and other factors, many of which are beyond the Company's control.

         The Company does not expect to receive revenues from commercial sales of its new products until late 2002, if at all. The Company expects to continue to incur losses unless and until such time as strategic alliance payments, product sales and royalty payments generate sufficient revenues to fund its continuing operations. The ability of the Company to achieve profitability in subsequent years depends upon, among other things, successfully completing product development efforts and obtaining regulatory approval for its lead clinical products. The development of the Company's products will require the commitment of substantial resources to conduct the time-consuming development of products to meet market and regulatory requirements and to establish strategic relationships for production capabilities. There can be no assurance that the Company will generate any revenues or achieve profitability.

         The Company is a party to an agreement with Biomira Inc. that requires the payment of royalties based on sales of OvaRex(R) MAb and to two other agreements that provide for repayment of funding upon successful commercialization of OvaRex(R) MAb. There can be no assurance that the Company will generate sufficient revenues from the sale of OvaRex(R) MAb to achieve profitability.

         The Company believes that its available cash, cash equivalents and short-term investments, the proceeds of the February 2001 sale of Common Shares and the June 2001 sale of Special Warrants, and interest thereon, should be sufficient to finance its operations and capital needs late into the fourth quarter of 2001. Beyond that, the Company intends to rely on cash, if any, generated from licensing revenues, collaborative agreements and other capital-raising activities which will be highly dependent on the Company's successful development and commercialization of its clinical products. There can be no assurance that these products will be successfully developed or commercialized or that the underlying assumed levels of expenses will prove to be accurate.

Reliance on Strategic Relationships

         The Company's future success is dependent on the development and maintenance of strategic relationships. The Company intends to seek to enter into strategic relationships with strategic partners to commercialize products and to participate in and continue to finance the later stage clinical development of products. Alternatively, the Company may elect to market its product(s) on its own in niche markets in North America.

         The Company has entered into agreements with three pharmaceutical/biotechnology companies to establish joint ventures or collaborations to commercialize its products in local foreign markets. See "Item 4: Information on the Company - Strategic Alliances and License Agreements - Genesis Pharma, Medison Pharma and Dompe Farmaceutici". The Company intends to enter into similar arrangements in other geographic locations around the world.

         If the Company fails to enter into strategic relationships for development of products on terms favorable to the Company or if these strategic partners fail to effectively complete the clinical trials, the regulatory approval of such products may be delayed, and such delay may have a materially adverse effect on the Company's results of operations and business. The Company may also rely on strategic partners to market its products. If the Company fails to enter such strategic partnerships or if these strategic partners fail to effectively market such products, the Company may lose the opportunity to successfully commercialize the products. There can be no assurance that the Company will be able to enter additional strategic partnerships on terms that are acceptable to the Company. Similarly if the Company decides to market its product(s) on its own, there can be no assurance that the Company will be successful in developing or commercializing the product(s).

         The Company does not manufacture its own antibodies but has, and will seek to enter into, agreements with third parties to manufacture its antibodies. Pursuant to the Draximage Alliance Agreement referred to herein under "Item 4:
Information on the Company - Strategic Alliances and License Agreements - Draximage Inc.", Draximage Inc. has filled/finished OvaRex(R) MAb vials for clinical trials and may have certain contingent rights with respect to the manufacture and/or marketing in Canada of the OvaRex(R) MAb drug for commercial purposes. In addition, the Company is working with other vendors to fill/finish OvaRex(R) MAb vials. The Company has worked with Lonza Biologics plc ("Lonza") to date on production of cell culture-based OvaRex(R) MAb and has transferred its proprietary cell culture manufacturing processes and the development responsibilities to Abbott Laboratories. There can be no assurance that delays will not be encountered related to this transfer in the remaining product development and manufacturing activities required for the BLA. Also, if long-term arrangements for the production of OvaRex(R) MAb and other antibodies cannot be entered into, the Company may experience delays in the development and commercialization of its products. In addition, if these contract suppliers fail to perform under the terms of the agreement, the Company may incur significant costs and risks.

         Scaling-up production of cell culture-derived materials will enable the Company to further pursue regulatory approval and commercialization of OvaRex(R) MAb. Such regulatory approval and commercialization is dependent upon the Company's ability to achieve such production.

         The Company also relies on a number of alliances and collaborative partnerships for the development of its products. There is no guarantee that these relationships will continue or result in any successful developments.

Manufacturing and Marketing

         The Company has limited experience in manufacturing biopharmaceuticals. The Company intends to rely primarily on contract manufacturers to produce antibodies and other components of its products for research and development, preclinical and clinical trial purposes. The Company's products have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. There can be no assurance that third party manufacturers will be able to meet the Company's needs with respect to timing, quantity or quality. If the Company is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's preclinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, contract manufacturers that the Company may use must continually adhere to current Good Manufacturing Practices ("cGMP") regulations enforced by the FDA through its facilities inspection program. If the facilities of such manufacturers cannot pass a preapproval plant inspection, the FDA premarket approval of the Company's products will not be granted.

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

Competition

         Technological competition in the pharmaceutical industry is intense. There are many companies and institutions, both public and private, including pharmaceutical companies, chemical companies, specialized biotechnology companies and research, government and academic institutions, that are engaged in developing synthetic pharmaceuticals and biotechnology products for human therapeutic applications, including the applications targeted by the Company. The Company may have to compete with these competitors to develop products aimed at treating similar conditions. Many of these competitors have substantially greater resources than the Company. There can be no assurance that developments by others will not render the Company's products or technologies non-competitive or adversely affect the commitment of the Company's commercial collaborators to the Company's programs.

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

Issue of Additional Common Shares and Preferred Shares

         The Company's Board of Directors may issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in one or more series, without any vote or action by the Company's shareholders. If the Company issues any additional Common Shares or any preferred shares, the percentage ownership of existing shareholders may be reduced and diluted. In addition, the Company's Board of Directors may determine the price, rights, preferences, privileges and restrictions, including voting, dividend and conversion rights, of the preferred shares and determine to whom they shall be issued. Currently, there are no preferred shares outstanding and the Company has no present plans to issue any preferred shares. However, the rights of the holders of any preferred shares that may be issued in the future may be senior to the rights of holders of Common Shares, which could preclude holders of Common Shares from receiving dividends, proceeds of a liquidation or other benefits. The issuance of preferred shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire control of the Company by, for example, discouraging an unsolicited acquisition proposal or a proxy contest, the effect of which may be to deprive the Company's shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Company.

ITEM 4: INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

         AltaRex is a corporation amalgamated under the laws of the Province of Alberta. On June 27, 1997 articles of amendment were filed to provide that meetings of shareholders may be held at any place within Canada and the United States. The registered office of AltaRex is located at 1900, 715-5 Avenue SW, Calgary, Alberta, T2P 2X6. The executive offices of AltaRex are located at 610 Lincoln Street, Waltham, Massachusetts 02451, and its telephone number is (781) 672-0138.

         AltaRex was founded in November 1995 by Dr. Antoine Noujaim and a team of collaborators to commence a business engaged in the discovery and development of anti-cancer immunotherapeutics. Prior to founding AltaRex, Dr. Noujaim was President of Biomira Research Inc. ("Biomira Research"), a wholly-owned subsidiary of Biomira Inc. ("Biomira"). The Company believes that in 1995 Biomira decided to discontinue funding the operations of Biomira Research. Dr. Noujaim and other collaborators believed that the B43 antibody research project undertaken by Biomira Research (known as the OvaRex(R) MAb Program) had the potential to be further developed into a commercial product. As a result, in November 1995, AltaRex acquired certain components of the OvaRex(R) MAb Program and the OvaRex(R) MAb tradename and trademark from Biomira and Biomira Research and entered into an exclusive licensing agreement with Biomira pursuant to which it acquired the exclusive worldwide right to use, develop, manufacture and commercialize (for anti-idiotype induction therapy applications) products based on the B43 antibody. See " - Strategic Alliances and License Agreements - Biomira License Agreement" and " - Strategic Alliances and License Agreements - Biomira Settlement".

OVERVIEW

         AltaRex is engaged in the research and development of unique antigen-targeted antibody-based cancer therapeutics or immunotherapeutics, initially for the treatment of ovarian cancer. Immunotherapy is a therapeutic approach to treat diseases by stimulating or enhancing the body's immune response. Immunotherapeutics are drugs that work by modulating the immune system to fight disease. The Company's products are based on its unique proprietary technology. Based upon research, preclinical and clinical studies to date, AltaRex believes that its technology enhances the ability of the human immune system to produce its own anti-tumor response. The Company's lead product, OvaRex(R) MAb for ovarian cancer, is currently being evaluated in six Phase II/IIb clinical trials. A second monoclonal antibody, BrevaRex(R) MAb targeting the TAA MUC 1, has completed a Phase I safety study without apparent toxicity. A BrevaRex(R) MAb clinical trial for multiple myeloma is anticipated to be initiated in the second half of 2001. Based on early discovery research, the Company also believes its technology platform can be extended to infectious and autoimmune diseases. The Company has been granted two patents by the US Patent and Trademark Office including a patent which covers the Company's novel technology of administering a low-dose foreign antibody (OvaRex(R) MAb) to any patient whose cancer expresses the target antigen (CA125) and thereby activating an anti-tumor response unique to that individual. In addition, the Company has been issued a patent by each of the Australian and South African patent offices which broadly covers its technology platform. The Company has 14 patent applications pending in the United States related to its technology. Most of these patent applications have been or will be the subject of international patent applications.

         AltaRex's products are murine monoclonal antibodies ("MAbs") developed by the Company's scientists or licensed to the Company and are administered by intravenous infusion in low dosages to cancer patients. Based upon research and clinical studies to date, the Company believes that these MAbs can be used to complement and/or supplement conventional cancer therapies. The Company also believes that its MAb products will elicit an immune response that is capable of killing cancer cells without impacting healthy cells.

         OvaRex(R) MAb, the Company's lead product, targets a tumor associated antigen known as CA125 which has been found to be over-expressed in greater than 80% of ovarian cancer patients with late-stage disease. Based upon the clinical studies and research conducted to date, the Company believes that when administered to patients in low dosages by intravenous (IV) infusion, OvaRex(R) MAb acts by inducing or amplifying, through multiple mechanisms, the body's immune response against ovarian cancer. The Company is conducting a number of clinical studies to assess efficacy of OvaRex(R) MAb in various ovarian cancer patient populations as indicated in the following schematic.

         [Schematic depicting the Company's OvaRex Clinical Development]

         The Company's clinical development plan for OvaRex(R) MAb is intended to achieve North American and European registration by first seeking regulatory approval in the U.S. under Fast Track and associated regulations. OvaRex(R) MAb has been granted both Fast Track and Orphan Drug status by the U.S. Food and Drug Administration ("FDA"). Accelerated approvals for cancer have been granted by the FDA primarily on the basis of Phase II studies involving a surrogate endpoint with a follow-on commitment for post-approval trials. The primary criteria for FDA accelerated review is the meeting of an inadequately addressed medical condition(s) or unmet medical need(s), either on the basis of efficacy or improved safety.

         AltaRex expects to submit its BLA for OvaRex(R) MAb for the treatment of ovarian cancer following primary treatment with surgery and chemotherapy, under accelerated review and associated regulations. This filing is expected to begin by year end 2001 or early 2002, assuming timely scale-up of cell culture manufacturing. The Company expects to have studied OvaRex(R) MAb in greater than 500 patients at the time of the expected U.S. submission, a submission which the Company expects will address the primary criteria associated with the aforementioned accelerated approval process.

         The Company is conducting six Phase II/IIb OvaRex(R) clinical trials. Results to date from completed as well as ongoing trials demonstrate efficacy as measured by improvement in time to disease relapse and/or survival. These benefits are associated with consistent humoral (HAMA, Ab2) and cellular (particularly cytolytic T cell) immune responses that are notably correlated with higher levels of CA125. Results of the Company's clinical trials to date also indicate a very benign safety profile as the low doses of OvaRex(R) MAb do not induce toxicity associated with higher doses of murine antibodies or with chemotherapies.

         The Company's first large scale North American double-blind placebo-controlled trial of OvaRex(R) MAb is fully enrolled (345 patients) and the primary analysis for efficacy will occur in the third quarter of 2001. A smaller double-blind placebo-controlled trial in 55 patients has reached its primary endpoint of time to disease relapse and is in process of analysis to be completed in the second quarter of 2001. An additional controlled trial of approximately 102 ovarian cancer patients completed enrollment in June 2001. This trial will compare the effect of OvaRex(R) MAb on time to disease relapse in patients with differing treatment schedules. This randomized prospective comparative dose trial will provide supporting data regarding immune response at the time of the U.S. BLA submission on a Fast Track basis.

         The Company has also developed, in conjunction with the FDA, a plan to demonstrate comparability between the ascites-based manufactured product used in clinical trials and a state-of-the-art low-cost cell culture-based manufactured product for commercial purposes. This testing will involve a pharmacokinetic study and safety and immunology data with patients who either receive cell culture-based product or ascites-based product. Under published but not yet implemented European comparability procedures, the U.S. plan could suffice; nonetheless the Company is planning with existing and potential partners the conduct of cell culture-based efficacy trials if necessary. The Company expects to complete its pharmacokinetic study in the first quarter of 2002, the results of which will then be filed into its BLA. There can be no assurance that delays will not be encountered such that the filing could be delayed. See "Item 3: Key Information - Risk Factors".

         In a number of clinical studies conducted by the Company and others, OvaRex(R) MAb and its other antibodies have evidenced specific immune activation to a patient's own tumor. It is believed that the foreign (murine) nature of the antibody enhances immune induction without the usual toxicity associated with classical high dose murine antibody therapy. These same studies indicate that the expected and non-specific human anti-mouse antibody response, or HAMA, is actually a useful indicator of therapeutic activity, rather than toxicity. More recently, the Company has announced that a specific immune response to the OvaRex(R) MAb, i.e. Ab2, is a more specific indicator of therapeutic activity. The Company attributes the clinical benefit as resulting from the low dose administration of its antibody that is targeted to tumor associated antigen circulating in the blood. The resulting complexes of antibody and antigen are processed and presented in entirety to the immune system, resulting in immune responses (humoral and cellular) to a tumor that was previously unrecognized or tolerated by the immune system. The Company has data that suggests that this process is further enhanced in the presence of HAMA. As such, the Company believes it has clinical evidence of its mechanism of action as described in the Company's patents and patent applications.

         AltaRex is also developing additional antibody-based cancer therapeutics for the treatment of tumors expressing the MUC1 (BrevaRex(R) MAb for multiple myeloma), TAG72 (AR54 MAb for ovarian cancer), PSA (ProstaRex(TM) MAb for prostate cancer) and CA19.9 (GivaRex(TM) MAb for gastrointestinal cancer) tumor associated antigens. The Company has completed a Phase I safety and dose ranging clinical trial of BrevaRex(R) MAb without apparent toxicity. The Company expects to conduct a Phase I/II clinical trial of BrevaRex(R) MAb for the treatment of multiple myeloma beginning in the second half of 2001.

         In addition, the Company has announced a collaboration with Epigen Inc. for the research and development of antibody-based treatments for potentially twelve cancers associated with the human carcinoma antigen (HCA). The companies will evaluate the ability of various Epigen foreign antibodies to induce beneficial immune responses against the antigen and associated tumors, using AltaRex's proprietary dendritic cell assay and proprietary technology rights. HCA appears in circulation in early stage disease and is associated with the vast majority of epithelial cancers including prostate, ovarian, breast and non small cell lung cancers.

BUSINESS STRATEGY

         The Company's strategy is to focus its antibody development expertise to produce unique, patent-protected, antibody-based cancer therapeutics based on its technology platform for commercialization by partners or on its own. The key elements of the Company's strategy are to:

         -        Focus exclusively on antibodies;

         - Utilize the Company's proprietary assay platform to accurate clinical candidate selection;

         - Focus initially on cancer, subsequently on infectious and autoimmune diseases;

         - Realize value through strategic partnerships and/or joint ventures (or by directly commercializing in market niches in North America).

         The Company believes that this strategy will enable it to achieve the patent-protected commercialization of antibody-based cancer therapeutics to treat various cancers and other diseases including infectious and autoimmune diseases.

MARKET FOR CANCER THERAPEUTICS

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

         The potential market for antibody-based therapies in the management of advanced cancer has rapidly expanded, as evidenced by the acceptance of IDEC Pharmaceuticals Corp.'s Rituxan(R) (rituximab) for the treatment of non-Hodgkin's lymphoma and Genentech Inc.'s Herceptin(R) (trastuzumab) for the treatment of certain breast cancers, sales of each surpassing $150 million in the first year.

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

     ALTAREX'S APPROACH

         The Company believes its approach to immunotherapy is fundamentally different from conventional approaches to immunotherapy. The Company's technology involves the development of a murine antibody specific to a tumor associated antigen. This antibody can be subsequently modified by a proprietary technique and, after appropriate processing, is injected by IV infusion into a patient. The antibody binds with the antigen, resulting in the formation of a complex between the antibody and the antigen. The Company has developed a proprietary understanding of antigen processing by the immune system and utilizes its antibody products to alter the characteristics of immune response targeted to the antigen and to the tumor. Mechanistic studies have demonstrated the induction of the anti-idiotype network or cascade and, more particularly, of the generation of multi-epitopic antibody and, most importantly, cellular immune responses to the autologous tumor antigen. It is the Company's belief that this in turn results in an immune response having unique characteristics, mobilizing both cellular and humoral pathways against the TAA and the tumor cells, triggered by a tumor antigen specific murine monoclonal antibody.

ALTAREX'S ANTIGEN-TARGETED ANTIBODIES

         The Company's technology approach is to generate products that alter the way antigens are processed by the immune system and to make the immune system recognize and attack tumors. Therapeutic candidates that have been advanced to date by the Company include a series of foreign (murine) monoclonal antibodies specific for tumor associated antigens that are shed or secreted into the circulation. The original premise for the therapeutic mechanism of action was induction of the idiotypic network. Subsequent research at the Company has found that the idiotype network is operative, but is not the dominant mechanism of our antibodies.

         The Company's antibodies in their current application specifically induce cellular and humoral immunity against an autologous antigen that normally is not recognized by the immune system. Clinical benefit is achieved through induction of a beneficial immune response targeted against the tumor associated antigen and the source malignant cells producing the antigen. The antibody complexes with the tumor associated antigen in the circulation and brings the antigen to the antigen presenting system where a multifocal immune response is induced. Induction of human anti-mouse antibodies, Ab2, antigen specific T cells and antibody to the tumor associated antigen have all been correlated with clinical benefit in clinical studies.

         The development of the Company's technology and related products has been facilitated by advances in the field of oncology that have demonstrated the existence of components known as tumor associated antigens (TAAs).

The Company's technology is the process by which the Company produces, selects, modifies and administers unique murine MAbs that can selectively bind to TAAs that are highly associated with certain types of cancers. The Company has found that the selective binding of MAbs to TAAs can induce a number of specific anti-tumor immune responses in a cancer patient.

         The Company believes that it has developed a method to isolate groups of TAAs associated with specific cancers. The Company develops murine MAbs having a high degree of specificity to a particular TAA. The Company has shown that the MAb B43, the primary component of OvaRex(R) MAb, has a high degree of specificity to the TAA CA 125, an antigen over-expressed by over 80% of ovarian cancer patients. The Company has developed murine MAbs that have specificity for TAAs associated with seven of the ten most lethal forms of cancer in the United States. In addition, the Company has announced a collaboration with Epigen Inc. for the development of antibody-based treatments for potentially twelve cancers associated with the human carcinoma antigen (HCA), using the Company's proprietary dendritic cell assay and the Company's proprietary technology.

         The Company believes that its approach to immunotherapy may provide the following advantages over conventional approaches to immunotherapy:

         - The Company's approach uses a foreign (often murine) antibody to a single epitope of a multi-epitopic TAA that induces the immune system to mount its own generalized anti-tumor response to multiple epitopes of the TAA. The technology mobilizes an immune response that is not restricted by selection of idiotype or vaccine fragment;

         - The Company's approach has demonstrated the stimulation of both a humoral and cellular immune response;

         - The Company's approach utilizes low dosages and intravenous infusion of antibody, minimizing the risk of toxicity and lowering the cost of the treatment; and

         - The use of a foreign MAb induces a potent immune response that would not result from chimeric or humanized antibodies.

         The Company has two issued patents and fourteen pending patent applications filed in the United States, most of which have been or will be filed in countries throughout the world. The U.S. Patent and Trademark Office has issued a patent for claims covering a technique using ultraviolet light to modify antibodies while enhancing the production of certain beneficial immune responses, being the technique employed in, among other products of the Company, OvaRex(R) MAb. In addition, the U.S. Patent and Trademark Office has issued a patent covering the Company's novel technology of administering a low-dose foreign antibody (OvaRex(R) MAb) to any patient expressing the target antigen (CA 125) and thereby activating an anti-tumor immune response unique to that individual. Also, the Company has been issued a patent by the Australian and South African patent offices entitled "Method and Composition for Reconforming Multi-Epitopic Antigens to Initiate an Immune Response" which broadly covers its technology platform. The Company's lead product, OvaRex(R) MAb, is based on a murine MAb that is licensed to the Company from Biomira. AltaRex may license (as it has for AR54) or develop (as it has for BrevaRex(R), GivaRex(TM) and ProstaRex(TM) MAbs) other MAbs for future products.

THE COMPANY'S PRODUCTS

         AltaRex has selected five tumor-associated antigens for initial therapeutic product development. The first and most advanced of these product candidates is OvaRex(R) MAb for the treatment of patients with tumors expressing CA 125. Other products in development include BrevaRex(R) MAb (for tumors expressing MUC1), AR54 MAb (for tumors expressing TAG72), ProstaRex(TM) MAb (for tumors expressing PSA) and GivaRex(TM) MAb (for tumors expressing CA 19.9). The following chart sets forth the current development status of the Company's products.

         [Chart of the Company's Antibody Pipeline]

     OVAREX(R) MAB OVERVIEW

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

         OvaRex(R) MAb uses a murine MAb having a high degree of specificity to a TAA (CA 125) over-expressed by the majority of ovarian cancer patients. The Company believes that the product acts as an immunotherapeutic agent by inducing or amplifying the human body's immune response against ovarian cancer. This response is characterized by a cascade of events involving the production of specific antibodies and cytotoxic T-cells in the body which target the tumor cells. The Company believes that the immune response is enhanced in the presence of HAMA resulting from the administration of OvaRex(R) MAb. The Company believes that this combination of a humoral and cellular immune response accounts for the observed improvement in the clinical outcome of patients receiving the OvaRex(R) MAb.

     OVAREX(R) MAB REGULATORY APPROVAL STRATEGY

         AltaRex has received Orphan Drug status from the FDA for OvaRex(R) MAb for the treatment of ovarian cancer which may result in seven years of market exclusivity provided that the Company continues to meet certain conditions established by the FDA. See "Regulatory Approval Process - Orphan Drug Status". In December 1998, the FDA designated OvaRex(R) MAb as a Fast Track development program for treatment of ovarian cancer in patients following primary treatment with surgery and chemotherapy.

         Generally, the FDA approves the marketing of a drug based on adequate and well-controlled trials. The FDA also has regulations which are intended to expedite the development, evaluation and marketing of a new drug used for the treatment of serious diseases for which there is no other satisfactory treatment. In appropriate circumstances, the FDA may, in its discretion, approve the marketing of a drug based on one adequate and well-controlled trial, if supported by information from other related adequate and well-controlled studies or if the trial is a single multi-center trial. Fast Track designation makes a product eligible for consideration for a number of programs, including meeting with the FDA to discuss research protocol design and the possibility that the marketing of the product may be approved immediately after the conclusion of Phase II studies. As a result of the FDA Modernization Act of 1997 ("FDAMA"), products can receive Fast Track designation from the FDA if they meet an inadequately addressed medical condition or unmet medical need and can receive accelerated approval based on a surrogate endpoint that is reasonably likely to predict clinical benefit. Such approval may be subject to the requirements that the sponsor conduct appropriate post-approval studies and submit all promotional materials related to the Fast Track product at several different points in time.

         As part of the Company's regulatory approval strategy, it has conducted or will conduct three controlled trials based on the surrogate endpoint of time to disease relapse in the "watchful waiting" period. The Company is also conducting open-label Phase II trials in the United States and Canada with ovarian cancer patients in the relapsed disease period. The Company intends to treat 500 patients or more with OvaRex(R) MAb (or an earlier radiolabelled imaging product) prior to submission for approval by the FDA and other regulatory agencies. The Company is also working with manufacturers to scale-up cell culture-based OvaRex(R) MAb antibody that is expected to be studied in comparability trials with the Company's current ascites-derived antibody material. Scaling-up production of cell culture-derived materials will enable the Company to further pursue regulatory approval and commercialization of OvaRex(R) MAb. See "Item 3: Key Information - Risk Factors - Reliance On Strategic Relationships".

     CLINICAL EXPERIENCE WITH OVAREX(R) MAB

         An earlier formulation of OvaRex(R) MAb was administered to more than 200 patients for imaging purposes. Of the patients who received the imaging antibody, about 50% were evaluated for an immunological response to OvaRex(R) MAb. The principal investigators observed that following the administration of the imaging antibody, particularly in those patients who received more than one dose, the patients developed a clinical response to treatment characterized by what appeared to be unusually long survival times.

         A subsequent retrospective statistical analysis, initially prepared by an independent statistician at the University of Dortmund in Germany, identified a statistically significant treatment effect in the survival time of patients receiving the earlier OvaRex(R) MAb, when compared to a historical control group treated with conventional chemotherapy. An additional independent analysis by a statistician at the University of Western Ontario in Canada was undertaken with almost identical results. The following graph illustrates the adjusted survival curves. In this Cox Statistical Analysis (described below), the median length of survival was 30 months for the group treated with conventional chemotherapy and 59 months for the group that received the earlier formulation of OvaRex(R) MAb. Additionally the five year survival rates as determined by this analysis were 11.4% for the chemotherapy group and 40.7% for the group that received the earlier formulation of OvaRex(R) MAb.

         [Graph of AltaRex Retrospective Cox Analysis]

         Cox Statistical Analysis is a statistical method of comparing two different populations with respect to the length of survival of patients who received a drug with those who did not, while balancing the effect of other parameters that can also affect survival.

     CURRENT TRIALS WITH OVAREX(R) MAB

         Based on the encouraging results obtained in the early retrospective analysis and a substantial body of evidence supporting the retrospective analysis based on immunological laboratory research, the Company initiated a prospective multi-center double-blind placebo-controlled North American clinical trial with ovarian cancer patients to evaluate the clinical utility of OvaRex(R) MAb. In Canada, the Company received approval from the TPP on October 1, 1996 to conduct this clinical trial. Patient enrollment commenced in a number of major cancer centers in Canada in early 1997. In the United States, the Company received Orphan Drug status for the OvaRex(R) MAb drug on November 26, 1996 and received approval from the FDA on May 23, 1997 to proceed with a U.S. Phase IIb trial. The first patient was treated in April 1998. In 1998, the FDA approved the combination of the Canadian and United States clinical trials into one combined, placebo-controlled and potentially pivotal trial that as of January 31, 2000 was completely enrolled with 345 patients participating. This trial is expected to be completed with respect to the primary endpoint in the third quarter of 2001.

         As part of the overall analysis of this lead, designated pivotal trial, and without compromising its "blinded" nature, the Company conducted an interim analysis on the first 252 patients (of 345 total enrolled) that had an opportunity to receive three doses of OvaRex(R) MAb as of August 1999. The statistical analysis of this interim data set was conducted using a method (Cox proportional hazard model) that adjusts the data set to control for differences between OvaRex(R) and placebo treated patients and for differences within each patient population.

         This analysis indicated that circulating levels of CA 125 prior to first dose of treatment (OvaRex(R) MAb or placebo) is a strong predictor of patients projected time to relapse, the primary endpoint of the trial. All participants in the trial had a CA 125 level below 35 U/mL, heretofore considered within the normal range. Notably, patients at the high end of this range were determined to be at increased risk for relapse. These patients (high normal) who received OvaRex(R) MAb demonstrated a statistically significant (p=0.0397) increase in 6 month relapse free survival over patients receiving placebo. At the time of the primary endpoint analysis in late 2001 this data will be strengthened by an additional 93 patients and approximately 24 months of follow-up since the interim analysis of August 1999. The Company also believes that the OvaRex(R) benefit could be extended to the low risk group, and therefore to the population as a whole, since the data set matures enough to measure such a difference by the time of the primary analysis.

         The Company has completed a smaller double-blind placebo-controlled phase II trial in an ovarian cancer population with more advanced disease (indicated by an already elevated circulating CA 125 level at the time of enrollment but no clinical evidence of disease). This trial was designed to enroll 102 patients but was closed to enrollment at 55 because many patients refused to be randomized for fear of receiving placebo. The early closing of this trial leaves it underpowered for purposes of statistical analysis. Nevertheless, this supportive and well-controlled phase II trial was unblinded for primary analysis in May 2001. Early reported findings from the analysis are consistent with the findings of the interim analysis from the lead 345 patient trial. Specifically, CA 125 level prior to first does of OvaRex(R) MAb (or placebo) was an important predictor of time to relapse and those patients who generated an immune response to OvaRex(R) MAb had a significantly improved time to relapse versus those who did not generate an immune response. Analysis of this trial is ongoing.

         The Company completed enrollment of 102 patients (identical to the population in the lead 345 patient trial) in a third controlled phase II trial in June of 2001. This trial is designed to reconfirm the immune response observations from both of the double-blind placebo-controlled trials described above. The data from this trial is expected to be consistent with observations from each of its other trials and the Company plans to submit immune response data and preliminary time to relapse data as part of its BLA filing.

         The three trials discussed above were conducted in patients with no clinical evidence of disease following primary surgery and chemotherapy. In addition to these three trials (designated pivotal trial and two supportive randomized, controlled trials), the Company has conducted three open label phase II clinical trials in over 100 patients with more advanced, relapsed or chemotherapy refractory ovarian cancer in support of its planned BLA filing. Consistent with the findings reported from each of the trials described above, the open label phase II trials indicate that time to disease progression is positively impacted in patients who generate an immune response to the administered OvaRex(R) MAb. In addition, in these patients in whom survival is generally poor, patients who respond to OvaRex(R) MAb therapy (as indicated by an immune response) demonstrate an overall prolonged survival benefit that appears to be comparable to salvage chemotherapy but without the associated toxicities.

         At the time of its planned BLA filing the Company expects to have treated over 500 patients with advanced ovarian cancer in 6 separate trials. Importantly, in all trials completed to date, OvaRex(R) treatment has demonstrated a benign safety profile.

         As part of its planned BLA filing the Company plans to submit its application in accordance with the FDA's Fast Track, Accelerated Approval and Priority Review provisions. The Company has a Fast Track designation for "...delaying (prolonging) the time to recurrence in patients with stage III/IV ovarian cancer who have undergone standard treatment (surgery and chemotherapy) and have minimal or no evidence of residual disease". Fast Track designation also provides the Company with the opportunity to submit its BLA for a "rolling review" (one section at a time - efficacy, comparability, manufacturing).

         Accelerated Review allows expedited marketing of products that are intended to treat "serious or life-threatening diseases" such as cancer and is based on using a surrogate endpoint (time to relapse for OvaRex(R) MAb) as a predictor of clinical benefit. Under Accelerated Review the amount of information the Company must submit to gain initial approval could be lessened, provided follow-up commitments to supplement initial data are adhered to.

         Priority Review is granted by the FDA upon filing of the application if the product provides a significant improvement in the safety or effectiveness of the treatment of a serious or life-threatening disease. A Fast Track program normally meets the criteria for priority review meaning the review time from the acceptance of the BLA filing is intended to be six months or less.

         The Company plans to begin the BLA filing process in December 2001 or January 2002 with the submission of the clinical efficacy portion of the BLA and complete with its manufacturing and comparability submission in mid-2002. At this point, the six-month review clock will start and the Company could therefore have approval for OvaRex(R) MAb by year-end 2002.

     BREVAREX(R) MAB

         The Company is developing cancer therapeutics based on its platform technology for the treatment of MUC1 expressing cancers including multiple myeloma, lung and prostate cancer. This tumor marker, also known as CA15.3 is mutated in a majority of individuals with multiple myeloma (Treon et. al., Blood, 1999).

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

         Multiple myeloma cells express tumor associated antigens that are ideal targets for immunotherapy. One such antigen is the core protein of MUC1. The ability of an antibody to bind to MUC1 is largely dependent on the extent of alteration of the antigen. In contrast to breast and certain other more common cancers, MUC1 in multiple myeloma patients is highly altered in virtually every patient, thereby making antibody therapy targeting the core peptide more accessible.

         The combination of MUC1 antigen target and the nature of the disease in question (i.e. a discrete population for whom there is currently no curative alternative) makes multiple myeloma ideally suited for AltaRex's development strategy. The Company is pursuing Orphan Drug status for BrevaRex(R) MAb and should be in a position to petition for Fast Track designation.

         The Company has completed a Phase I trial of BrevaRex(R) MAb in 17 late-stage cancer patients with substantial tumor burden. In this trial, the Company monitored safety and immunological parameters. Treatment with BrevaRex(R) MAb was well tolerated and without significant treatment associated toxicity. In addition, immune responses were induced to both the antibody and the tumor associated antigen MUCI, to which BrevaRex(R) MAb is targeted. These immune responses are consistent with the Company's understanding of its proprietary mechanism for using a low dose foreign antibody to induce immunity in cancer patients.

     AR54 MAb

         The Company has in-licensed a monoclonal antibody (AR54) to the TAA TAG 72 from the National Institutes of Health that will be developed with the Company's proprietary technology for the treatment of ovarian and other cancers. This antibody, as a radiolabelled diagnostic, has been studied extensively, including more recently at the University of Miami and several centers in Europe. This prior experience will greatly expedite clinical development and the Company believes that, following the production of cGMP antibody and preclinical characterization, clinical evaluation could commence at the Phase II level.

         At the 2000 Annual Meeting of the Society of Gynecological Oncologists, Dr. Michael Method presented an abstract of encouraging data supporting the use of AR54 for ovarian cancer on February 8, 2000, entitled, "Clinical Course of Advanced Stage Ovarian Cancer Patients Following Stimulation of HAMA using Radiolabeled MoAb B72.2 Prior to Reassessment Laparotomy". Data were from an open-label clinical study involving consolidation therapy in 25 ovarian cancer patients (in the same patient population as one of the OvaRex(R) MAb double-blind placebo-controlled trials) using a single dose of radiolabelled antibody. Dr. Method reported that the 11 patients (44%) who developed a HAMA response demonstrated an overall prolonged survival.

         [Graph Demonstrating Dr. Method Abstract MoAb B72.3]

     OTHER INDICATIONS AND PRODUCTS

         The Company's registration strategy is to pursue an initial indication based on obtaining both Orphan Drug status and Fast Track designation and then to expand clinical use to additional indications following FDA approval.

         In addition to ovarian cancer and multiple myeloma, OvaRex(R), BrevaRex(R) and AR54 MAbs may have applicability to other tumors expressing the target antigens. In the case of OvaRex(R) and AR54 MAbs, this would include endometrial, breast and non-small cell lung cancers, and in respect of BrevaRex(R) MAb would include breast, prostate and non-small cell lung cancers. As depicted below, these types of cancer express multiple tumor associated antigens to which the Company's products are targeted.

         [Table depicting the Company's AIT Antibody Platform]

         The Company's Scientific Advisory Board has endorsed a strategy of pursuing multiple antibodies for the same tumor type, e.g. ovarian cancer, thereby enhancing the possibility of effecting additional "cures" than from the use of a single antibody.

         The Company has commenced further exploratory research and early preclinical work on two additional antibodies specific to the tumor associated antigens PSA and CA19.9 for two other potential products, ProstaRex(TM) MAb and GivaRex(TM) MAb, respectively. The Company has also announced a collaboration with Epigen Inc. for the development of antibody-based treatments for potentially twelve cancers associated with the human carcinoma antigen (HCA) using the Company's proprietary dendritic cell assay and proprietary technology platform. In addition, a component of the Company's strategy is to continue to engage in discovery research activities, particularly the possibility of accessing genomic data pertaining to additional TAAs as part of an external collaboration, and to develop new technologies for antibody-based immunotherapeutics to treat diseases in addition to cancer.

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

         Colorectal cancer comprises the largest group, about 72%, of all new cases of gastrointestinal cancer. At the time of diagnosis, approximately 75% of patients with colon cancer have local or regional disease and 25% have metastatic disease (Rubin (ed), Clinical Oncology, 7th Edition, 1993). The primary method of treatment of colorectal cancer is surgery, often in conjunction with subsequent radiation therapy. Approximately 61% of patients who undergo surgery for locoregional colon cancer have developed recurrence of the disease. Most recurrences (70%) occur within two years and almost all (90%) within five years (Rubin (ed.), Clinical Oncology, 7th Edition, 1993). Adjuvant chemotherapy has been shown to increase survival in patients with locoregional (Dukes' C) colon cancer. The five year survival rate for early localized colorectal cancer is about 90%, for regional disease 65%, and less than 8% for metastatic disease (American Cancer Society, 2000 Cancer Facts & Figures).

     PROSTATE CANCERS

         Prostate cancer is the second most common cause of cancer death of men in the United States. It is estimated that there will be 180,000 new cases and 32,000 deaths from prostate cancer in the U.S. during 2000. Fifty-eight percent of all cases are discovered while still localized. The 5-year relative survival rate for patients whose tumor is diagnosed at this stage is 100%. Overall, 67% of men diagnosed with prostate cancer survive 10 years and 50% survive 15 years (American Cancer Society, 2000 Cancer Facts & Figures).

         Management believes that notwithstanding these impressive survival figures, with an aging population the numbers of deaths due to prostate cancer will increase with time. More importantly, there is a significant opportunity in patients with advanced disease since current therapy for this population is very limited.

     REGULATORY APPROVAL PROCESS

     REGULATORY REQUIREMENTS

         Regulations imposed by governmental authorities in Canada and the United States, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing and eventual marketing activities for the Company's proposed products. In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Programme of Health Canada. Drugs and biological products are subject to rigorous regulation by the FDA in the United States and by EMEA in Europe. The regulatory processes in Canada, the United States and Europe follow similar essential steps although timing and results may be different.

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

         Phase IIb (sometimes called Phase II/III) trials can be undertaken for serious or fatal diseases and consist of well-controlled trials to evaluate efficacy (and safety) in patients with the disease or condition to be treated, diagnosed or prevented which may be deemed to be pivotal. Phase IIb trials can lead to early approval by the FDA of the product for commercial sale conditional upon the completion of subsequent Phase III post-market information studies. Phase IIb trials incorporate certain design and control features of Phase III trials. If data collected from Phase IIb trials is statistically significant, authorization for Fast Track approval may be sought from the FDA.

     PHASE III CLINICAL TRIALS

         The Phase III clinical development program generally consists of expanded, large-scale studies of patients with the targeted disease or disorder so as to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosing regimen in comparison with standard therapy.

         After an appropriate analysis, the TPP, FDA or EMEA may interrupt clinical trials at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

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

         AltaRex has received Orphan Drug status for OvaRex(R) MAb for ovarian cancer (prevalence of 191,000 patients, ACS SEER 1996-1999), is pursuing Orphan Drug status for BrevaRex(R) MAb for multiple myeloma and expects to pursue Orphan Drug status for its other antibodies.

     FAST TRACK DESIGNATION

         Fast Track designation is a result of the FDA Modernization Act of 1997 ("FDAMA") and is intended to facilitate development and expedite review of drugs to treat serious and life-threatening conditions that fill an unmet medical need. It allows the FDA to approve a marketing application for a product that shows efficacy on either a defined clinical endpoint or a reasonably predictive surrogate endpoint. It also allows the FDA to review the marketing submission on a rolling basis, thereby shortening the review time. FDAMA also specifies FDA's ability to approve marketing applications based on one, well controlled trial if sufficient supporting data is available.

         In December 1998, AltaRex received FDA Fast Track designation for OvaRex(R) MAb for the treatment of late stage ovarian cancer in patients following primary treatment with surgery and chemotherapy.

STRATEGIC ALLIANCES AND LICENSE AGREEMENTS

         As part of its business strategy the Company intends to seek to enter into strategic relationships with strategic partners to commercialize products and to participate in and finance the later stage development of products. Alternatively, the Company may elect to market its products on its own in niche markets in North America. The major objectives in seeking such strategic partnerships include:

         - Minimizing development expenditures through cost sharing programs;

         - Arranging for access to the resources and experience of pharmaceutical and large biotechnology corporations; and

         - Maximizing long term profit streams from commercialization of the Company's products without the investment in significant infrastructure.

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

     GENESIS PHARMA, MEDISON PHARMA AND DOMPE FARMACEUTICI

         In June and July 2000, the Company announced the signing of memoranda of understanding with Genesis Pharma S.A. ("Genesis Pharma") and Medison Pharma Ltd. ("Medison Pharma"), respectively, to establish joint ventures for the commercialization of OvaRex(R) MAb and cancer therapeutics of the Company. The agreement with Genesis Pharma covers the territories of Greece, Turkey, Cypress and the Balkans. The agreement with Medison Pharma covers the territories of Israel and the Middle East. Under the agreements, the Company will supply Genesis Pharma and Medison Pharma with clinical drug supply while those entities will be responsible for any local development costs. Genesis Pharma and Medison Pharma will utilize their sales forces and provide infrastructure for distribution of the Company's products upon receipt of regulatory approval of such products. The resulting profits of the joint ventures from product commercialization will be shared equally by the parties. As part of these arrangements, the Company issued 18,512 Common Shares to Medison Pharma and an affiliate and 18,750 Common Shares to principals of Genesis Pharma in August 2000, for aggregate gross proceeds of approximately $300,000.

         On November 15, 2000, the Company entered into a memorandum of understanding with Dompe Farmaceutici S.p.A to establish a strategic business alliance for the commercialization of OvaRex(R) MAb in a territory that includes Italy, Spain, Portugal, Switzerland, Austria and certain Eastern European countries. Under the terms of the memorandum, the Company is responsible for global product development and registration. Dompe becomes responsible for certain OvaRex(R) MAb clinical trial obligations, including clinical trial costs, and for product marketing, sales and distribution of OvaRex(R) MAb in the territory. The Company and Dompe will share profits after expenses as contemplated in the memorandum. Dompe escrowed US$5 million to be used to purchase 3,522,727 Common Shares on a private placement basis at a price of Cdn$2.20 per share, which transaction closed on December 22, 2000. In addition, Dompe has an option to purchase an additional US$5 million in Common Shares on a private placement basis concurrent with a future U.S. public offering of Common Shares based on the then current market price, subject to regulatory approval. Additionally, the agreement provides that Dompe will pay up to US$1.25 million upon the commercialization of OvaRex(R) MAb in Spain and Portugal. In June 2001, Dompe entered into an agreement with FAES S.A. of Spain whereby FAES will commercialize OvaRex(R) MAb in Spain and Portugal. FAES invested in the Company's June 2001 Special Warrant Offering and the Company has agreed with Dompe that such investment satisfies Dompe's milestone obligation to AltaRex for commercialization of OvaRex(R) MAb in Spain and Portugal.

     EPIGEN INC.

         In June 2001, the Company announced the signing of a memorandum of understanding establishing a joint collaboration with Epigen Inc. for the research and development of antibody-based treatments for potentially twelve cancers associated with the human carcinoma antigen (HCA). HCA is Epigen's proprietary antigen that appears in circulation in early stage disease and is associated with the vast majority of epithelial cancers including ovarian, prostate, breast and non small cell lung cancers.

         Epigen brings to the collaboration the antigen HCA and a series of foreign monoelonal antibodies specific to HCA. AltaRex brings to the collaboration its proprietary dendritic cell assay that will be utilized to evaluate which, if any, of Epigen's antibodies are capable of inducing beneficial immune responses against the target antigen. Additionally, AltaRex is contributing a license to its intellectual property related to its ability to elicit immune system responses against a target antigen in circulation, the mechanism the companies believe is operable.

     ALBERTA RESEARCH COUNSEL, INC.

         The Company has licensed a family of four US issued patents and foreign counterparts from the Alberta Research Council, Inc. (ARC). These patents allow the Company to extend its technology to the development of treatments in the area of autoimmune/inflammatory disease, such as multiple sclerosis, Crohn's disease and allergy/asthma.

     DRAXIMAGE INC.

         The Company is a party to an alliance agreement with Frosst Radiopharmaceuticals (a division of Merck Frosst Canada Inc.) dated February 20, 1996 and assigned to Draximage Inc. ("Draximage"), a wholly-owned subsidiary of Draxis Health Inc. ("Draxis Health"), by agreement dated August 1, 1997 (the "Draxis Alliance Agreement"). Under the Draxis Alliance Agreement, the Company and Draximage have agreed to collaborate on the manufacture of pilot and scale-up batches of OvaRex(R) MAb. Draximage has agreed to manufacture (fill/finish) vials of OvaRex(R) MAb for clinical trials at a fixed price per vial and may have certain rights with respect to the manufacture and/or marketing of the OvaRex(R) MAb drug in Canada for commercial purposes. There are various conditions to be fulfilled by the parties before such manufacturing and/or marketing can commence.

     UNIVERSITY OF ALBERTA & NOUJAIM INSTITUTE

         In 1998, the Company entered into a three year collaborative research agreement (the "NI Research Agreement") with the University of Alberta and its Noujaim Institute for Pharmaceutical Oncology Research (the "Noujaim Institute"). Under the NI Research Agreement, the Noujaim Institute performed research on behalf of and at the direction of the Company in the development of tumor binding agents and therapeutic compositions. During the term of the NI Research Agreement the Company compensated the University for services rendered in an amount up to $300,000 per year. The NI Research Agreement terminated on March 31, 2000. The Company may also owe to the University a royalty on any net sales (as defined in the NI Research Agreement) derived from a prostate cancer immunotherapeutic composition developed under the NI Research Agreement.

     ALBERTA HERITAGE FOUNDATION AGREEMENT

         The Alberta Heritage Foundation for Medical Research ("AHFMR") is a foundation established by the Government of the Province of Alberta to support medical research in the Province of Alberta. AHFMR contributed $500,000 to the funding of the current Canadian double blind placebo-controlled trial of OvaRex(R) MAb pursuant to an agreement dated March 1, 1997 (the "AHFMR Agreement"). Commencing on the earlier of March 1, 2002 and the first anniversary of regulatory approval of OvaRex(R) MAb, the Company is required to pay to AHFMR on an annual basis an amount equal to the lesser of 5% of the gross product sales (as defined in the AHFMR Agreement) received from commercialization of OvaRex(R) MAb and $100,000. The maximum total payments by the Company under the AHFMR Agreement are $1 million.

     BIOMIRA LICENSE AGREEMENT

         The Company holds an exclusive worldwide license from Biomira Inc. ("Biomira") for the use of the murine working hybridoma cell bank and murine antibody MAb B43 (the "B43 Technology") for all anti-idiotype induction applications and products, as well as for the use of such related experimental and clinical data for anti-idiotype induction applications and products. MAb B43 is the functional component of the OvaRex(R) MAb product.

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

         - AltaRex has paid, on behalf of Biomira, a $4.2 million repayment of Biomira's liability to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement. AltaRex will similarly fund a $250,000 liability to the Alberta Government, under a separate contribution agreement, upon successful commercialization of OvaRex(R) MAb. Both governments had financially supported research and development work at Biomira, and Biomira Research Inc., that ultimately principally benefited AltaRex. As a result of the above, the Industry Canada agreement has been terminated.

MANUFACTURING

         The Company does not currently manufacture any of its products and has no immediate plans to establish manufacturing facilities for commercial production of its therapeutic products. Instead, the Company's strategy is to manufacture and commercialize its products through strategic alliances and licensing agreements with major pharmaceutical companies.

         The Company has entered into an agreement with Abbott Laboratories for the remaining development, scale-up, process validation and clinical and commercial supply of OvaRex(R) MAb. Initial commercial supply terms are for five years post product launch with the Company holding options for renewal and extension of the term. Abbott Laboratories will be the Company's exclusive major market supplier, if they meet certain conditions, in North America, Europe and Japan. The agreement is cancelable by the Company under certain conditions.

COMPETITION

         The biopharmaceutical industry is intensely competitive. Many companies, including other biopharmaceutical companies and biotechnology companies, are actively engaged in activities similar to those of the Company, including research and development of drugs for the treatment of cancer. More specifically, competitors for the development of new therapeutic products to treat cancer also focus on MAb-based cancer therapeutics, cancer vaccines and other approaches that are based on either stimulation of the body's own immune response or on MAbs. Many of these companies have substantially greater financial and other resources, larger research and development capabilities and more extensive marketing and manufacturing organizations than the Company. In addition, some such companies have considerable experience in preclinical testing, clinical trials and other regulatory approval procedures. There are also academic institutions, governmental agencies and other research organizations which are conducting research in areas in which the Company is working; they may also market commercial products, either on their own or through collaborative efforts.

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

         Based on its review of the industry, the Company is not aware of any other company that is focusing on its technology. There are a number of companies however, that focus on the broader use of antibodies to treat various diseases. These companies include Coulter Pharmaceuticals Inc., Genentech, IDEC, Medarex Inc. and Antisoma plc among others. The Company expects that its platform technology will attract significant additional competitors over time. In order to compete successfully, the Company's goal is to develop proprietary positions in patented drugs for therapeutic markets which have not been satisfactorily addressed by conventional research strategies and, in the process, extend its expertise in biopharmaceutical product design.

PROPRIETARY PROTECTION

         The Company vigorously pursues a policy of seeking patent protection to preserve its proprietary technology and its right to capitalize on the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating its proprietary technology. The Company also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. The Company plans to prosecute and defend its intellectual property, including any patents that have issued or may issue, and proprietary technology. The Company regularly searches for third-party patents in its fields of endeavor, both to shape its own patent strategy as effectively as possible and to identify licensing opportunities.

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

         The Company owns 14 pending or provisional United States patent applications for its therapeutic products and processes most of which have been or will be filed in countries throughout the world. These patent applications cover various aspects of the Company's core technology products, processes, and the methods for their production and use. These patent applications include both broad and specific claims to various tumor therapies. The Company will continue to aggressively protect its technology with new patent filings with the intent of further extending its patent coverage.

         The Company has been granted two patents by the US Patent and Trademark Office including a patent which covers the Company's novel technology of administering a low-dose foreign antibody (OvaRex(R) MAb) to any patient whose cancer expresses the target antigen (CA125) and thereby activating an anti-tumor response unique to that individual. In addition, the Company has been issued a patent by each of the Australian and South African patent offices which broadly covers its technology platform.

     TRADEMARKS AND TRADE NAMES

         The Company also relies upon trademarks and tradenames to protect its technology. In the United States, the Company has a registered trademark for its AIT(R) mark and its OvaRex(R) and BrevaRex(R) marks as well as pending applications for the brand names related to its other developing products. In addition, the Company has received registration and has pending applications for registration of its marks and names in other jurisdictions.

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

CLINICAL ADVISORY BOARD

         The Company maintains a Clinical Advisory Board ("CAB") composed of outside internationally recognized clinicians and scientists. The CAB meets periodically to review the operational aspects of the Company's clinical program and make appropriate recommendations with regard to the perceived trends and direction of other companies. The members of the CAB have no rights to the Company's technology and each member has signed a confidentiality agreement with the Company. CAB members receive an honorarium of U.S. $15,000 per year. The current composition of the Advisory Board is:

Name                             Institution
----                             -----------
Robert Ozols, M.D., Ph.D.        Fox Chase Cancer Center, USA

Roger Cohen, M.D.                Fox Chase Cancer Center, USA

Richard Margolese, M.D.          McGill University, Canada

Daniel Von Hoff, M.D.            Arizona Cancer Center, USA

James Holland, M.D.              Mount Sinai School of Medicine, New York, USA

Robert Ozols, M.D. and Ph.D. is Senior Vice President for Medical Science at Fox Chase Cancer Center, Philadelphia. Dr. Ozol serves as Chairman of the Advisory Board and is also Medical Director at the Hospital of the Fox Chase Cancer Center and Professor of Medicine at Temple University. He is currently serving on the Oncologic Drugs Advisory Committee of the FDA. The recipient of the 1990 Cancer Research Award from the Milken Medical Foundation, Dr. Ozols has also been elected to the American Society for Clinical Investigation. Dr. Ozols received his medical degree and a Ph.D. in Biochemistry at the University of Rochester in New York.

Roger Cohen, M.D. effective July 1, 2001 is a Member of the Fox Chase Cancer Center and Director, Phase I Clinical Trials Program. Previously he was Associate Professor at the University of Virginia, Department of Medicine, Division of Hematology-Oncology and Director of the Clinical Trials Office. Dr. Cohen is also currently an advisor and consultant to the FDA at the Center for Biologics Evaluation and Research. Dr. Cohen received his medical degree at Harvard Medical School and is the recipient of several awards including the FDA Special Recognition Award.

Richard Margolese, M.D. is a Professor in the Department of Oncology, and Herbert Black Chair in Surgical Oncology, McGill University. Dr. Margolese is also Associate Director of Research at Lady Davis Institute, past President of the National Cancer Institute of Canada and past Co-Chairman of the Management Committee of the Canadian Breast Cancer Initiative. Dr. Margolese received his medical degree at McGill University and was awarded the Order of Canada in 1997
- Canada's highest honour for lifetime achievement.

Daniel D. Von Hoff, M.D., F.A.C.P. is director of the Arizona Cancer Center at the University of Arizona in Tucson. He is also professor of medicine at the University of Arizona College of Medicine. Dr. Von Hoff is a graduate of Columbia College of Physicians and Surgeons, New York. He performed his internship and residency in internal medicine at the University of California, San Francisco, and followed that with subspecialty training at the National Cancer Institute, Bethesda, Maryland. He is currently serving as President of the American Association for Cancer Research, which is the largest cancer research organization for professionals in the United States. Dr. Von Hoff is internationally known for his work in drug development research and has been involved in laboratory and clinical studies of more than a dozen new anticancer agents that have been approved by the FDA.

James Holland, M.D. is Distinguished Professor of Neoplastic Diseases, Department of Medicine, Mount Sinai School of Medicine, New York. Dr. Holland holds both a Medical Doctorate degree from Columbia University and a Doctor Science degree from State University of New York. He is past-President of both the American Society of Clinical Oncology and the American Association of Cancer Research and has contributed to over 590 scientific publications.

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

Name                                Institution
----                                -----------
Antoine Noujaim, Ph.D.              AltaRex Corp. (Chief Scientific Officer), USA and Canada

Jeffrey Schlom, Ph.D.               National Cancer Institute at the National Institutes of Health, USA

Aldo Serafini, M.D.                 University of Miami, USA

Constantin Bona, M.D., Ph.D.        Mt. Sinai School of Medicine, USA

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

Dean Mann, M.D., Ph.D. is head of the Division of Immunogenetics at the University of Maryland and has served for more than 25 years at the National Cancer Institute ("NCI") in various capacities including Head of Biochemical Epidemiology and Head of Immunogenetics at the NCI. His work, which was published in more than 220 scientific manuscripts, is recognized for its contribution in the field of viral immunology and its relationship to cancer. Dr. Mann received a M.D. degree from the St. Louis University School of Medicine, St. Louis, MO.

ORGANIZATIONAL STRUCTURE

         AltaRex is a corporation amalgamated under the laws of the Province of Alberta. On June 27, 1997 articles of amendment were filed to provide that meetings of shareholders may be held at any place within Canada and the United States. The registered office of AltaRex is located at 1900, 715-5 Avenue SW, Calgary, Alberta, T2P 2X6. The executive offices of AltaRex are located at 610 Lincoln Street, Waltham, Massachusetts 02451.

         AltaRex US, Corp. ("AltaRex US"), the Company's only subsidiary, was incorporated under the laws of the State of Delaware and is wholly-owned by the Company. With offices located in Waltham, Massachusetts, AltaRex US directs the executive, business development, clinical, regulatory, development, manufacturing, finance and investor relations efforts of the Company.

PROPERTY, PLANT AND EQUIPMENT

         The Company's research and development facility is located at 1134 Dentistry Pharmacy Building, University of Alberta, Edmonton, Alberta T6G 2N8 which, as of July 2000, includes the Company's Canadian office. The Company's executive offices as of October 2000 are located at 610 Lincoln Street, Waltham, Massachusetts 02451. Prior to October 2000, the Company's executive offices were located at 303 Wyman Street, Waltham, Massachusetts, 02451. Each of the above premises are or were leased by AltaRex.

         The Canadian lease is for a term of five years, terminating on July 31, 2002. The U.S. lease is for a term expiring on August 31, 2002. The total lease costs under leases for the Company's lab and office space, net of the impact of a sub-lease for a portion of the U.S. offices, were approximately $474,000 for the fiscal year ending December 31, 2000 and are expected to be approximately $500,000 for the fiscal year ending December 31, 2001.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis explains trends in the Company's financial condition and results of operation for the years ending December 31, 2000, 1999 and 1998. This discussion and analysis of the results of operations and financial condition should be read in conjunction with the financial statements and the related notes included elsewhere in this document. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

OVERVIEW

         The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of cancer. Substantially all of the Company's products are subject to regulation by the TPP in Canada, the FDA in the United States, the EMEA in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its cancer therapeutic products are approved by the various regulatory agencies and become commercially viable.

RESULTS OF OPERATIONS

         Through the Company's predecessor AltaRex Inc., the Company commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of December 31, 2000, the Company has incurred cumulative losses of $61.9 million. This includes annual losses of $17.7 million, $24.0 million, $13.1 million, and $4.7 million for the years ended December 31, 2000, 1999, 1998 and 1997 respectively, and a loss of $2.4 million for the period from inception on December 1, 1995 to December 31, 1996. These losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999. Costs for research and development and supporting activities decreased in 2000 as a result of cost reduction activities in late 1999. However, if financial resources allow, the Company expects such costs to increase in 2001 as it pursues its development, clinical trials and commercialization programs prior to receiving regulatory approvals and the successful introduction of its products. On November 21, 2000, the Company consolidated its outstanding Common Shares on a one-for-four basis. All share and per share amounts herein have been adjusted to reflect this share consolidation.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999.

     REVENUES

         Revenues for the year ended December 31, 2000 decreased by $0.3 million, from $0.7 million for the year ended December 31, 1999 to $0.4 million for the year ended December 31, 2000. The decrease is due to the completion of a grant in 1999, which contributed $65,000 to revenue in the first quarter of fiscal 1999, and to lower interest income as a result of lower average levels of cash equivalents and short-term investments in the year ended December 31, 2000 as compared to the year ended December 31, 1999.

     EXPENSES

         Expenses for the year ended December 31, 2000 decreased by $6.6 million, from $24.7 million for the year ended December 31, 1999 to $18.1 million for the year ended December 31, 2000. Expenses for the year ended December 31, 1999 included $5.1 million related to the settlement of litigation (See "Item 4: Information on the Company - Biomira Settlement"). Research and development expenses decreased by $0.8 million, from $12.8 million for the year ended December 31, 1999 to $12.0 million for the year ended December 31, 2000. This decrease is primarily due to operational changes made in the fourth quarter of 1999 to focus on the development of OvaRex(R) MAb. Clinical trial and product development costs for OvaRex(R) MAb were largely unchanged from 1999 to 2000, but such costs decreased by approximately $0.8 million for other products, primarily BrevaRex(R) MAb, due to completion or deferral of work.

         General and administrative expenses decreased by $0.7 million, from $6.8 million for the year ended December 31, 1999 to $6.1 million for the year ended December 31, 2000. This decrease reflects decisions made to reduce costs, resulting in decreases in spending in many areas, particularly consulting, professional services and travel.

         The Company anticipates that research and development expenses will increase in 2001, as financial resources allow, as the Company nears completion of clinical trials, continues OvaRex(R) MAb product development efforts, approaches the submissions for regulatory approval for OvaRex(R) MAb and continues development of other product candidates. Similarly, the Company anticipates that general and administrative expenses will also increase in 2001 in support of corporate and business development activities. The actual levels of research and development and general and administrative expenditures are dependent on many factors, including the progress and results of ongoing clinical and development work, the cost, timing and outcome of the regulatory process, the costs of materials, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the availability and cost of required personnel, the cash resources available to the Company and the extent to which the Company enters into affiliations with one or more corporate partners for the ongoing development and commercialization of its products. See "-- Liquidity and Capital Resources".

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998.

     REVENUES

         Revenues for the year ended December 31, 1999 decreased by $0.3 million, from $1.0 million in 1998 to $0.7 million in 1999. Interest income decreased by $0.3 million, from $0.9 million in 1998 to $0.6 million in 1999, due to a lower average balance of cash, cash equivalents and short-term investments in 1999. Research contract revenue from government research contracts remained relatively constant in 1998 and 1999.

     EXPENSES

         Expenses for the year ended December 31, 1999 increased by $10.6 million, from $14.1 million in 1998 to $24.7 million in 1999. Research and development expenses increased by $3.4 million, from $9.4 million in 1998 to $12.8 million in 1999. This increase is primarily due to the advancement and continued expansion of the Company's clinical trial programs which included the acceleration of and increase in enrollment in the North American OvaRex(R) MAb lead double-blind placebo-controlled trial, the commencement of a second double-blind placebo-controlled trial for OvaRex(R) MAb and the completion of enrollment in the OvaRex(R) MAb open-label Phase II and the BrevaRex(R) MAb Phase I trials. The increase includes costs related to production of antibody for clinical trial purposes.

         General and administrative expenses increased by $2.1 million, from $4.7 million in 1998 to $6.8 million in 1999. This increase is due to the costs associated with the first full year of operation of the Company's office in the United States, the related support costs for increasing research and development activities and increased corporate development activities and patent related costs.

         Settlement costs of $5.1 million incurred in 1999 related to the settlement of outstanding litigation with Biomira that pertained to the claimed ownership of certain intellectual property rights and breaches of the Biomira license agreement. These costs incurred included the settlement payment and legal fees.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         At December 31, 2000, the Company had cash, cash equivalents and short-term investments of $13.2 million. Included in this balance were short-term financial instruments with a carrying value, including accrued interest, of $3.6 million, consisting of obligations of Canadian federal and provincial governments, as well as corporate obligations. These instruments carry maturities of nine months or less and their carrying value approximates fair value. These instruments have a weighted average interest rate of 5.3%. The Company purchased such financial instruments for investment purposes only and not for trading or speculative purposes.

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

FOREIGN CURRENCY EXPOSURE

         The Company currently has a significant portion of its operations in the United States, including the operation of its U.S. office and the ongoing administration of clinical trials and development and production activities related to the Company's products. Accordingly, a significant portion of the Company's transactions are denominated in U.S. dollars and the Company has an exposure risk to foreign exchange rates. The Company partially offsets this risk by maintaining cash balances and short-term investments denominated in U.S. currency. At December 31, 2000 the Company had $9.9 million (or 75%) of the total cash and short-term investments invested in U.S. denominated financial instruments and cash deposits. Other than as mentioned here, the Company does not actively engage in hedging or other activities to control the risk of its foreign currency exposure.

LIQUIDITY AND CAPITAL RESOURCES

         Cash, cash equivalents and short-term investments totaled $13.2 million at December 31, 2000. From AltaRex's inception through December 31, 2000 the Company has financed its operations primarily through private placements and public offerings of equity securities, amounting to approximately $72.9 million, interest income on invested balances amounting to $2.9 million and amounts received under research contracts of $0.8 million. In December 2000, the Company completed the sale of 3.5 million Common Shares in a private placement with Dompe Farmaceutici S.p.A. for net proceeds of $7.7 million. In August 2000, the Company issued 2.6 million Common Shares in a public offering for net proceeds of approximately $7.9 million. In February 2000, the Company closed the sale of
1.4 million Special Warrants, convertible into Common Shares at no additional cost, for net proceeds of approximately $5.4 million. In April 2000, all of the Special Warrants were exercised for an equal number of Common Shares. In 1999, the Company sold 9.8 million Common Shares in a public offering for net proceeds of $17.6 million. Since December 31, 2000, the Company completed a sale of 4.4 million Common Shares in a public offering in February 2001 for net proceeds of approximately $7.2 million and a sale of 3.0 million Special Warrants in June 2001 for estimated net proceeds of approximately $8.0 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of options or warrants and investment income.

         The Company's net cash used in operating activities amounted to $16.4 million, $23.2 million and $11.4 million for the years ended December 31, 2000, 1999 and 1998, respectively, and resulted primarily from its net operating losses. The Company's investing activities resulted in a net provision of cash of $1.2 million and $4.2 million, respectively, for the years ended December 31, 2000 and 1998 and a net use of cash of $0.8 million for the year ended December 31, 1998.

         The Company expects to continue to incur substantial research and development expenses, including expenses related to preclinical studies, clinical trials, manufacturing and commercialization activities, and supporting general and administrative expenses. The Company believes that its available cash, cash equivalents and short-term investments, including the net proceeds of the February 2001 sale of Common Shares and the June 2001 sale of Special Warrants, and interest earned thereon, should be sufficient to finance its operations and capital needs late into the fourth quarter of 2001. The Company's funding needs may vary depending on a number of factors including progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

         The Company will seek additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS

The Directors and Executive Officers of the Company are as follows:

NAME                                  POSITION(S)
----                                  -----------
Dr. Antoine A. Noujaim                Chairman of the Board and Chief Scientific Officer
Richard E. Bagley(1)                  President, Chief Executive Officer and Director
William R. McMahan(1)(2)              Director
The Honourable Monique Begin          Director
Dr. Jim A. Wright(1)                  Director
Normand Balthazard(1)(2)              Director
Dr. William R. Darrow                 Director
Robert H. Uhl(2)                      Director
Bruce D. Brydon(2)                    Director
Jacques R. Lapointe                   Director
Edward M. Fitzgerald                  Senior Vice President, Chief Financial Officer and Secretary
Dr. Christopher F. Nicodemus          Senior Vice President, Clinical Research and Development
Peter C. Gonze                        Senior Vice President, Operations
Robert A. Newman                      Vice President, Business Development
Marlene R. Booth                      Vice President, Regulatory Affairs and Project Management
Dr. James L. Levin                    Vice President, Manufacturing and Development
Dr. Howard J. Fingert                 Vice President, Clinical Operations and Medical Director

(1)      Member of Compensation Committee
(2)      Member of the Audit Committee

Dr. Antoine A. Noujaim. Dr. Noujaim is the founder, Chairman and Chief Scientific Officer of the Company. From inception of the Company to February 1998, Dr. Noujaim was also the President and Chief Executive Officer of the Company. From 1985 to 1995, Dr. Noujaim was associated with Biomira Inc., a Canadian publicly-owned biotechnology company as an officer and a director. From 1994 to 1995 he was President of Biomira's subsidiary, Biomira Research. Prior to 1994 he was Senior Vice President of the Immunoconjugate Division of Biomira. Dr. Noujaim is also Professor Emeritus of the University of Alberta and a director of Oncolytics Biotech Inc., a

Canadian publicly-owned biotechnology company. Dr. Noujaim has served as an officer or Chairman of various scientific organizations, editorial boards and national scientific committees and has authored more than 200 publications.

Richard E. Bagley. Mr. Bagley has been the President and Chief Executive Officer and a Director of the Company since February 1998. Prior to joining the Company, Mr. Bagley was Chairman and Chief Executive Officer of ProScript, Inc., a Massachusetts based biotechnology company from 1995 to 1998 and prior to that he was President and Chief Executive Officer of ImmuLogic Pharmaceutical Company ("ImmuLogic"), a Massachusetts based publicly-owned biotechnology company. Mr. Bagley previously held several executive positions with Bristol-Myers Squibb Company from 1985 to 1990, including President of E.R. Squibb & Sons, U.S. and President of SquibbMark. Prior thereto, Mr. Bagley held executive positions with SmithKline Beecham Company from 1968 to 1985, including President of SmithKline Consumer Products.

William R. McMahan. Mr. McMahan has been a Director of the Company since July 1996. He has served as President of Oxbow Capital Corporation and Oxbow Investments Inc. from 1993 to present and Director of International Marketing for Oxbow Research Limited from 1992 to 1993. Mr. McMahan is also the Chief Operating Officer and a Director of Oxbow Equities Corp., a mutual fund listed on The Toronto Stock Exchange. Mr. McMahan is a Director of UltraVision, Inc. (contact lenses) a Canadian publicly-traded company. Mr. McMahan was formerly a Director of Abacus Software Group Inc., which was the subject of a cease trade order of the Alberta Securities Commission issued on September 3, 1998.

The Honourable Monique Begin. Ms. Begin has been a Director of the Company since May 1998. She is Professor Emeritus at the University of Ottawa and has served as the Dean of Faculty of Health Sciences at the same institution. She is also a member of the Board of Directors of The National Cancer Institute of Canada. Ms. Begin is the former Minister of National Health and Welfare Canada from September 1977 to September 1984 and, in that capacity, authored the Canada Health Act of 1984.

Dr. Jim A. Wright. Dr. Wright has been a Director of the Company since May 1998. Since October 1999, Dr. Wright has been a member of the Board of Directors of Lorus Therapeutics Inc. ("Lorus") and serves as its President. In 1996 Dr. Wright cofounded GeneSense Technologies Inc. ("GeneSense") and prior to the recent merger of GeneSense and Lorus, he held various positions in GeneSense including Chairman of the Board, President and Chief Scientific Officer. Dr. Wright has also held positions as Professor of Microbiology, Chemistry and Molecular Biology at the University of Manitoba, Associate Director of the Manitoba Institute of Cell Biology, Professor of Medical Biophysics, Faculty of Medicine at the University of Toronto and he has been a Terry Fox Senior Scientist of the National Cancer Institute of Canada.

Normand Balthazard. Mr. Balthazard has been a director of the Company since December 1999. Mr. Balthazard is President and Chief Executive Officer of BioCapital Investments, Limited Partnerships, which he founded in 1990. Mr. Balthazard has extensive experience in the financing of biotechnology companies. Mr. Balthazard received, in 1996, the Fondation Armand-Frappier award in recognition of his contribution to Quebec's biotechnology sector.

Dr. William R. Darrow. Dr. Darrow has been a director of the Company since April 2001. Dr. Darrow has served as Senior Medical Advisor at the Schering-Plough Research Institute, and as an independent pharmaceutical consultant, from 1994 to present. Dr. Darrow is Chairman of the Scientific Advisory Board and Chief Science Officer of the PhRMA Foundation. He formerly was Director of the Pharmaceutical Education and Research Institute.

Robert H. Uhl. Mr. Uhl has been a Director of the Company since April 2001. Mr. Uhl has served as Senior Vice President and Director of Research of Leerink Swann & Company from 1998 to present. Previously, he was Vice President and Specialty Pharmaceutical Analyst at Salomon Smith Barney in 1998. Mr. Uhl was Vice President and Pharmaceutical Analyst at Salomon Brothers from 1995 to 1997.

Bruce D. Brydon. Mr. Brydon has been a Director of the Company since May 2001. Mr. Brydon has served as Chief Executive Officer of Biovail Corporation since 1997, and as a Director of that company since 1995. Mr. Brydon was President and Chief Executive Officer of Biovail Corporation from 1995 to 1997. Previously, Mr.

Brydon was President, Managing Director and Chairman of the Canadian business of Boehringer Mannheim from 1990 to 1995.

Jacques R. Lapointe. Mr. Lapointe has been a Director of the Company since May 2001. He is recent President and Chief Operating Officer of BioChem Pharma, Inc. (Montreal, Quebec) from 1998 to 2001. Mr. Lapointe has more than 30 years of leadership and operational experience with global biotechnology and pharmaceutical organizations. Prior to BioChem Pharma, Mr. Lapointe was with Glaxo Wellcome plc for 12 years from 1986 to 1998 and held the positions of President and CEO of Glaxo Canada as well as Glaxo Wellcome U.K. Mr. Lapointe is a former Chairman of the Pharmaceutical Manufacturers Association of Canada
(PMCA), now known as Canada's Research-based Pharmaceutical Companies (Rx&D).

Edward M. Fitzgerald. Mr. Fitzgerald has been Senior Vice President, Chief Financial Officer and Secretary of the Company since September 1998. Prior to joining the Company Mr. Fitzgerald was a consultant in private practice. From 1992 to 1997, Mr. Fitzgerald was Director, Mergers & Acquisitions and Director, Consumer Lending Group at BankBoston Corporation. From 1978 to 1992 Mr. Fitzgerald was with Arthur Andersen & Co. in Boston, holding the position of Partner from 1989 to 1992. Mr. Fitzgerald is a licensed Certified Public Accountant.

Dr. Christopher F. Nicodemus. Dr. Nicodemus joined the Company as Senior Vice President, Medical and Regulatory Affairs of the Company in January 1999 and was appointed Senior Vice President, Clinical Research and Development in March 1999. Prior to joining the Company, Dr. Nicodemus was Vice President, Medical Affairs from 1998 to 1999 and Vice President, Clinical Operations from 1997 to 1998 of Diatide Inc., a biotechnology company. From 1993 to 1997 Dr. Nicodemus was with ImmuLogic, in the position of Vice President, Medical Affairs from 1994 to 1997 and Senior Director, Medical Affairs from 1993 to 1994.

Peter C. Gonze. Mr. Gonze has been Senior Vice President of Operations since February 2000 and previously held the position of Vice President Investor Relations and Medical Marketing. He joined the Company in October 1999. From 1996 to 1999, Mr. Gonze served as Divisional Vice President at MediSense Products, Abbott Laboratories. He was employed by The Griffin Group from 1994 to 1996.

Robert A. Newman. Mr. Newman has served as Vice President, Business Development for the Company since February 2000. From February 1997 to May 1998 he held the position of Director of Marketing for the Company and from June 1998 to February 2000, he held the position of Executive Director, Business Development. Mr. Newman was Marketing Manager, Canada for Ligand Pharmaceuticals from 1995 to 1997 and Marketing/Program Manager for QLT Phototherapeutics 1994 to 1995.

Marlene R. Booth. Ms. Booth has been Vice President of Regulatory Affairs and Project Management for the Company since June 1999. From 1997 to 1999 she was Vice President of Project Management, QA and Regulatory at Proscript, Inc. and from 1995 to 1997, Ms. Booth was employed as Senior Director of Regulatory Affairs at Biopure Corporation. She held the position of Vice President, Regulatory Affairs and Quality Assurance from 1992 to 1994 at Ares-Serono.

Dr. James L. Levin. Dr. Levin was appointed Vice President, Manufacturing and Development in July 2000. From 1992 until July 2000, Dr. Levin held various positions at Avant Immunotherapeutics, most recently as Vice President, Operations and previously as Vice President, Pharmaceutical Evaluations and Regulatory Affairs. Prior to Avant Immunotherapeutics, Dr. Levin was with TSI Mason Laboratories from 1988 to 1992 attaining the position of Vice President, Technical Operations.

Dr. Howard J. Fingert. Dr. Fingert was appointed Vice President, Clinical Operations and Medical Director in February 2001. Dr. Fingert is board-certified in Internal Medicine, Oncology and Hematology and has extensive experience in clinical studies, regulatory affairs and the FDA approval process. Most recently, Dr. Fingert served as Vice President for Clinical Operations and Vice President for Clinical and Regulatory Affairs for Genta Inc. from 1998 to 2001. Prior to Genta, Dr. Fingert was Director of Drug Safety and Professional Services at Serono Laboratories from 1995 to 1998. Previously, with Rhone-Poulenc Rorer, Inc. (now part of Aventis Pharmaceuticals) from 1993 to 1995, Dr. Fingert directed the drug development of the chemotherapy agent, Taxotere(R), now used worldwide to treat multiple types of cancer including ovarian cancer. Dr. Fingert has held faculty positions with Harvard Medical School, Massachusetts General Hospital, Dana Farber Cancer Institute and Tufts Medical School, where he conducted clinical and pre-clinical studies of potential cancer therapeutics.

COMPENSATION

     COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets for the compensation paid to Richard E. Bagley, Dr. Antoine A. Noujaim, Edward M. Fitzgerald, Dr. Christopher F. Nicodemus and Peter C. Gonze (the "Named Executive Officers") for each of the fiscal years ended December 31, 2000, 1999, and 1998.

                           SUMMARY COMPENSATION TABLE


                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                       ANNUAL COMPENSATION     -------------
                                                       -------------------     COMMON SHARES     ALL OTHER
NAME AND                                                                       UNDER OPTIONS    COMPENSATION
PRINCIPAL POSITION                            YEAR    SALARY($)    BONUS($)      GRANTED(#)        ($)(5)
------------------------------------------    ----    ---------    --------    -------------    ------------
RICHARD E. BAGLEY(1)                          2000     401,054         Nil         402,500            797
  President and Chief Executive Officer       1999     386,158         Nil         257,812          1,304
                                              1998     315,179         Nil         206,250            Nil

DR. ANTOINE A. NOUJAIM(1)                     2000     220,000         Nil         187,500          6,941
  Chairman of the Board, Chief Scientific     1999     220,000         Nil             Nil          6,777
  Officer and Former President and Chief      1998     220,000         Nil             Nil          6,880
  Executive Officer

EDWARD M. FITZGERALD(2)                       2000     304,801         Nil         183,750            278
  Senior Vice President, Chief Financial      1999     293,480         Nil          54,687            298
  Officer and Secretary                       1998      92,374         Nil          43,750            Nil

DR. CHRISTOPHER F. NICODEMUS(3)               2000     328,864         Nil         186,250            185
  Senior Vice President, Clinical Research    1999     290,696      14,973          54,687            274
  and Development                             1998         Nil         Nil          43,750            Nil

PETER C. GONZE(4)                             2000     294,185         Nil         100,000            426
  Senior Vice-President, Operations           1999      33,115      14,365          18,750            885
                                              1998          --          --              --             --

----------
(1) Dr. Noujaim became an officer of the Company on July 17, 1996. Dr. Noujaim ceased to be the President and Chief Executive Officer of the Company on February 23, 1998 and Mr. Richard E. Bagley was appointed President and Chief Executive Officer of the Company on that date.
(2)      Mr. Fitzgerald joined the Company on September 28, 1998.
(3) Mr. Nicodemus was hired by the Company in December 1998 and commenced work in January 1999.
(4)      Mr. Gonze joined the Company on October 1, 1999.
(5) Compensation under the column "All Other Compensation" is with respect to employee benefits such as health care, life insurance and a group retirement savings plan. The aggregate amount of perquisites and other personal benefits, securities and property did not exceed the lesser of $50,000 and 10 percent of the total annual salary and bonus of the Named Executive Officer.

     STOCK OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS

         The following table details information with respect to the grant of options by the Company to the named Executive Officers during the financial year of the Company ended December 31, 2000.



         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                                  MARKET VALUE
                                                 % OF TOTAL                        OF COMMON
                                                  OPTIONS                           SHARES
                                     COMMON      GRANTED TO                       UNDERLYING
                                     SHARES      EMPLOYEES      EXERCISE OR      OPTIONS ON THE
                                     UNDER           IN          BASE PRICE      DATE OF GRANT
                                    OPTIONS      FINANCIAL       ($/COMMON         ($/COMMON
NAME                               GRANTED #        YEAR           SHARE)            SHARE)          EXPIRATION DATE
------------------------------     ---------     ----------     -----------      --------------     -----------------
RICHARD E. BAGLEY.............       50,000                        4.16               4.16               June 1, 2010
                                    200,000         24.9           5.96               5.96          February 17, 2010
                                    152,500                        1.40               1.40          December 22, 2009

DR. ANTOINE A. NOUJAIM........       25,000                        4.16               4.16               June 1, 2010
                                     87,500         11.6           5.96               5.96          February 17, 2010
                                     75,000                        1.40               1.40          December 22, 2009

EDWARD M. FITZGERALD..........       25,000                        4.16               4.16               June 1, 2010
                                     50,000         11.3           5.96               5.96          February 17, 2010
                                    108,750                        1.40               1.40          December 22, 2009

DR. CHRISTOPHER F. NICODEMUS..       25,000                        4.16               4.16               June 1, 2010
                                     50,000         11.5           5.96               5.96          February 17, 2010
                                    111,250                        1.40               1.40          December 22, 2009

PETER C. GONZE................       50,000                        4.16               4.16               June 1, 2010
                                     50,000          6.2           5.96               5.96          February 17, 2010

         The following table details information with respect to all options of the Company exercised by the Named Executive Officers during the last financial year of the Company and all options held by the Named Executive Officers and outstanding on December 31, 2000.

         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION VALUES

                                                                                           VALUE OF
                                     COMMON                       UNEXERCISED         UNEXERCISED IN-THE-
                                     SHARES        AGGREGATE       OPTIONS AT          MONEY OPTIONS AT
                                    ACQUIRED         VALUE      DECEMBER 31, 2000      DECEMBER 31, 2000
                                   ON EXERCISE      REALIZED      EXERCISABLE/            EXERCISABLE/
NAME                                   (#)            ($)       UNEXERCISABLE (#)       UNEXERCISABLE($)
------------------------------     -----------     ---------    -----------------     -------------------
RICHARD E. BAGLEY.............         Nil            Nil       411,040 / 455,522       54,900 / 27,450
DR. ANTOINE A. NOUJAIM........         Nil            Nil       143,750 / 137,500       27,000 / 13,500
EDWARD M. FITZGERALD..........         Nil            Nil       138,124 / 144,063       39,150 / 19,575
DR. CHRISTOPHER F. NICODEMUS..         Nil            Nil       139,790 / 144,897       40,050 / 20,025
PETER C. GONZE................         Nil            Nil        18,750 / 100,000           NA / NA

     EMPLOYMENT AGREEMENTS

         The Company has entered into agreements with its executive officers regarding terms of employment and severance arrangements. Dr. Noujaim's agreement, dated January 1, 1996 and amended on June 3, 1999, provides for his employment at will as Chairman and Chief Scientific Officer through December 31, 2001, subject to renewal thereafter. Mr. Bagley's agreement, dated February 28, 1998 and amended on June 4, 1999, provides for his employment at will as President and Chief Executive Officer. Mr. Fitzgerald's agreement, dated September 14, 1998 and amended on June 1, 1999, provides for his employment at will as Senior Vice President, Chief Financial Officer and Secretary of the Company. Dr. Nicodemus' agreement, dated December 16, 1998 and amended on June 1, 1999, provides for his employment at will as Senior Vice President, Clinical Research and Development. These officers of the Company, by virtue of the June, 1999 amendments to their respective agreements, had severance arrangements providing for severance upon termination for other than cause at the rate of their respective base salaries, through the later of December 31, 2001 and the one-year anniversary of termination. These arrangements were further amended by the Board of Directors in December 1999 to reduce the total amount of severance payable to one year for each of these officers. In exchange for such reduced severance, the Board of Directors granted additional stock options to such officers. Mr. Gonze's agreement, dated October 1, 1999 and amended February 1, 2000, provides for his employment at will as Senior Vice President, Operations and severance upon termination other than for cause of one year of base salary.

     COMPENSATION OF DIRECTORS

         Each director of the Company, with the exception of Dr. Noujaim and Mr. Bagley, receives a fee of U.S. $10,000 per annum. Further, all directors are eligible to receive stock options and are entitled to receive reimbursement of their reasonable out-of-pocket disbursements incurred on the business of the Company. In the aggregate, a total of $59,467 in fees was paid to members of the Board of Directors and a total of 17,500 options were granted by the Company to members of the Board of Directors, excluding Dr. Noujaim and Mr. Bagley, during the period from January 1, 2000 to December 31, 2000.

BOARD PRACTICES

         The shareholders of the Company elect the Directors annually, to serve until the time of the Company's next annual meeting.

         With the exception of Dr. Noujaim and Mr. Bagley, none of the directors have service contracts with the Company providing for benefits upon termination of employment. See "--Employment Agreements" for information on the service contracts of Dr. Noujaim and Mr. Bagley.

     AUDIT COMMITTEE

         The Audit Committee of the Board of Directors of the Company consists of William R. McMahan, Normand Balthazard, Robert H. Uhl and Bruce D. Brydon.

         The Audit Committee is responsible for the engagement of the Company's independent auditors and reviews with them to scope and timing of their audit services they are asked to perform. The Committee also reviews with the auditors their report on the Company's financial statements following completion of the audit and on the Company's policies and procedures with respect to internal accounting and financial controls.

     COMPENSATION COMMITTEE

         The Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") consists of William R. McMahan, Dr. Jim A. Wright, Normand Balthazard and Richard E. Bagley. Dr. Wright is the Chairman of the Compensation Committee.

         The task of the Compensation Committee is to periodically review the compensation structure of the Company with respect to its executive officers to ensure that the Company continues to attract and retain quality and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in the best interests of the Company. The Compensation Committee makes recommendations with respect to the compensation of the Company's executive officers to the Board of Directors, which gives final approval regarding any executive compensation matters and issues.

         The primary objectives of the Company's executive compensation program are to enable the Company to attract, motivate and retain outstanding individuals and to align their success with that of the Company's shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual's overall experience, responsibility and performance. Factors also to be considered are the compensation levels of similarly situated positions in the biopharmaceutical industry and other labour markets in which the Company competes for employees. The Compensation Committee compares remuneration for executive officers of the Company to the remuneration for similar executives in the relevant labour markets. In the case of newly hired employees, the individual's performance and compensation level in his or her prior positions will also be a determining factor.

         The key components for the compensation of the executive officers of the Company are base salaries, bonuses and stock options. It is the policy of the Company that the base salaries paid to its executive officers, in addition to the criteria set out above, reflect the individual responsibility and experience of the executive officer and the contribution this is expected from the executive officer. Base salaries and bonuses are reviewed by the Compensation Committee on an annual to ensure that these criteria are satisfied. Stock options under the Company's stock option plan are granted by the Board of Directors to executive officers from time to time as a long-term performance incentive.

     EMPLOYEES

         As of December 31, 2000, the Company had 30 employees, six of whom were located at the Company's location in Edmonton, Alberta and 24 of whom were located at the Company's executive office in Waltham, Massachusetts. There were 13 employees working in research and product development, six in clinical and regulatory affairs, six in finance and administration and five in corporate affairs. Of the Company's employees, three hold Ph.Ds, one is an M.D. and one is a Doctor of Veterinary Medicine.

         None of the employees are governed by a collective bargaining agreement. The Company believes that working relationships with its employees are excellent.

SHARE OWNERSHIP

         The following table sets forth the beneficial share ownership of the Company's Directors and Senior Management as of May 31, 2001:

                                                       PERCENTAGE OF
                                       NUMBER OF        OUTSTANDING
NAME                                 COMMON SHARES     COMMON SHARES
--------------------------------     -------------     -------------
Dr. Antoine A. Noujaim(1)              1,981,249            7.4
Richard E. Bagley(2)                   1,285,663            4.7
William R. McMahan(3)                     39,166             *
The Honourable Monique Begin(4)           38,333             *
Dr. Jim A. Wright(5)                      38,333             *
Normand Balthazard(6)                    503,457            1.9
Dr. William R. Darrow(7)                  20,000             *
Robert H. Uhl(8)                          20,000             *
Bruce D. Brydon(9)                        20,000             *
Jacques R. Lapointe(10)                   20,000             *
Edward M. Fitzgerald(11)                 358,852            1.3
Dr. Christopher F. Nicodemus(12)         334,343            1.3
Peter C. Gonze(13)                       298,450            1.1

----------
* Less than 1%

(1) Includes 481,249 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(2) Includes 999,060 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(3) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(4) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(5) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(6) Includes 32,500 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001 and 470,957 Common Shares held by BioCapital Investments, L.P. Mr. Balthazard is the Chief Executive Officer of BioCapital Investments L.P.

(7) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(8) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(9) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(10) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(11) Includes 281,352 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(12) Includes 283,018 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

(13) Includes 202,082 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 31, 2001.

STOCK OPTION PLAN

         The Company maintains a stock option plan (the "Plan"). The Plan is designed to develop the interest of the directors, officers, employees and other persons who provide ongoing services to the Company and its subsidiaries in the growth and development of the Company by providing such persons with the opportunity to acquire an increased proprietary interest in the Company and to better enable the Company and its Subsidiaries to attract and retain persons of desired experience and ability.

         The maximum number of Common Shares which may be reserved for issuance to any person under the Plan or any other previously established or proposed share compensation arrangement of the Company in respect of all options granted to any one person at any one time may not exceed 5% of the issued and outstanding Common Shares. The maximum number of Common Shares reserved for issuance at any time pursuant to the Plan is currently 5,500,000. The vesting and expiry date of options granted under the Plan are determined by the Board of Directors at the time the options are granted provided that the expiry date cannot be later than 10 years from the date of grant of such option. The exercise price of options granted under the Plan is fixed by the Board of Directors and must either be the closing price of the Common Shares on the Toronto Stock Exchange on the first date preceding the date of grant or alternatively the weighted average of the trading prices of the Common Shares for the five days preceding the date of grant.

     STOCK OPTIONS

         As at May 31, 2001, there were outstanding options to purchase a total of 4,164,138 Common Shares under the Plan and the following table sets out in detail all stock options issued and outstanding to Directors, Executive Officers and Employees under the Plan.

                                         NUMBER OF                              EXERCISE
                                        SHARES UNDER                            PRICE PER
GROUP                                      OPTION          DATE OF GRANT          SHARE         EXPIRY DATE
-----------------------------------     ------------     ------------------     ---------     ------------------
Directors..........................           1,875      July 26, 1996              7.20      July 26, 2006
     (excluding Executive Officers)             625      July 8, 1997              14.72      July 8, 2007
     (eight in total)                        20,000      May 21, 1998               8.72      May 21, 2008
                                             17,500      February 17, 2000          5.96      February 17, 2010
                                             60,000      April 10, 2001             1.95      April 10, 2011
                                            140,000      May 24, 2001               3.13      May 24, 2011

Executive Officers.................          93,750      July 26, 1996              7.20      July 26, 2006
     (nine in total)                          3,333      February 4, 1997          24.00      February 4, 2007
                                            206,032      March 4, 1998             12.00      March 4, 2008
                                              3,000      May 21, 1998               8.72      May 21, 2008
                                                218      July 6, 1998              12.00      July 6, 2008
                                              6,250      August 4, 1998             4.60      August 4, 2008
                                             43,750      September 15, 1998         3.64      September 15, 2008
                                             43,750      December 23, 1998          2.12      December 23, 2008
                                             25,000      May 11, 1999               1.84      May 11, 2009
                                            382,911      July 8, 1999               4.12      July 8, 2009
                                             18,750      October 8, 1999            3.60      October 8, 2009
                                            447,500      December 22, 1999          1.40      December 22, 2009
                                            500,000      February 17, 2000          5.96      February 17, 2010
                                            183,750      June 1, 2000               4.16      June 1, 2010
                                             62,500      June 26, 2000              3.84      June 26, 2010
                                            100,000      April 10, 2001             1.95      April 10, 2011
                                          1,140,000      May 24, 2001               3.13      May 24, 2011

Employees..........................          12,874      July 26, 1996              7.20      July 26, 2006
     (twenty-two in total)                    2,500      December 31, 1996         23.60      December 31, 2006
                                             18,750      May 21, 1998               8.72      May 21, 2008
                                              6,250      August 4, 1998             4.60      August 4, 2008
                                              8,333      November 30, 1998          3.20      November 30, 2008
                                              4,187      August 19, 1999            3.60      August 19, 2009
                                             65,750      February 17, 2000          5.96      February 17, 2010
                                             61,250      June 1, 2000               4.16      June 1, 2010
                                             25,000      July 12, 2000              4.04      July 12, 2010
                                             12,500      September 6, 2000          3.64      September 6, 2010
                                             98,750      December 6, 2000           1.41      December 6, 2010
                                             57,500      April 10, 2001             1.95      April 10, 2011
                                            142,500      May 24, 2001               3.13      May 24, 2011

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     MAJOR SHAREHOLDERS

         To the knowledge of the directors or officers of the Company, no person beneficially owns or exercises control or direction over more than 5% of the Common Shares (being the only class of shares of the Company outstanding), except for Dompe which purchased 3,522,727 Common Shares of the Company (13.3% of the outstanding Common Shares) on December 22, 2000 in a private placement and which purchased 357,142 Special Warrants of the Company in June 2001; and Dr. Antoine A. Noujaim, our Chairman of the Board and Chief Scientific Officer, who beneficially owns 1,981,249 Common Shares of the Company (7.4% of the outstanding Common Shares).

         Except as disclosed above, as of May 31, 2001, the current directors and officers of AltaRex as a group own, directly or indirectly, or exercise control or direction over a total of 5,222,233 Common Shares representing approximately 17.9% of the issued and outstanding Common Shares.

         25.5% of the Common Shares outstanding are held by 25 record holders in the United States.

         The Company is not owned or controlled by another corporation or by any foreign government.

     RELATED PARTY TRANSACTIONS

         The only transactions in which the directors or officers of AltaRex or any of the major shareholders of AltaRex mentioned under "Major Shareholders", or any associate or affiliate of any of the foregoing persons or companies has had, since November 1, 1997, a material interest, direct or indirect, which has materially affected or will materially affect AltaRex or any of its subsidiaries are as follows:

         - Directors and officers of the Company (including associates thereof) purchased an aggregate of (i) 290,047 Special Warrants of the Company in February 2000 and (ii) 208,000 Common Shares of the Company in February 2001;

         - BioCapital Investments, L.P. purchased (i) 162,500 Special Warrants of the Company in February 2000, (ii) 1,052,631 Common Shares of the Company in February 2001, and (iii) 303,571 Special Warrants of the Company in June 2001; and

         - Dompe Farmaceutici S.p.A. entered into a Memorandum of Understanding with the Company relating to the commercialization of OvaRex(R) MAb in Italy, Spain, Portugal, Switzerland, Austria and certain other eastern European countries in November 2000, and purchased (i) 3,522,727 Common Shares of the Company in December 2000, and (ii) 357,142 Special Warrants of the Company in June 2001.

ITEM 8: FINANCIAL INFORMATION

     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The following financial statements together with the reports of Arthur Andersen LLP, Chartered Accountants and Ernst & Young LLP, Independent Chartered Accountants thereon, are filed as part of this annual report as Exhibit A hereto:

                                                                                    Page
                                                                                    ----
     INDEX TO THE FINANCIAL STATEMENTS

     Report of Arthur Andersen LLP, Chartered Accountants                            F2
     Report of Ernst & Young LLP, Independent Chartered Accountants                  F3
     Consolidated balance sheets as at December 31, 2000 and December 31, 1999       F4
     Consolidated statements of loss for the years ended December 31, 2000, 1999
       and 1998, and for the period December 1, 1995 to December 31, 2000            F5
     Consolidated statements of shareholders' equity and accumulated deficit for
       the years ended December 31, 2000, 1999, 1998, 1997, 1996 and 1995            56
     Consolidated statements of cash flows for the years ended December 31, 2000,
       1999 and 1998, and for the period December 1, 1995 to December 31, 2000       F7
     Notes to Consolidated Financial Statements                                      F8

     LEGAL PROCEEDINGS

         The Company is not aware of any material existing or pending legal proceedings against it.

ITEM 9: THE OFFER AND LISTING

         The Common Shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol "AXO" and are traded on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "ALXFF". The Common Shares of the Company were listed and posted for trading on the Alberta Stock Exchange on June 7, 1994 and on the Toronto Stock Exchange on December 20, 1996. The Company's shares were subsequently voluntarily delisted on the Alberta Stock Exchange on February 2, 1997. On November 21, 2000, the Company effected a consolidation of all of the issued and outstanding Common Shares on a one-for-four basis.

         The following table sets forth the high and low sale prices per share of the Common Shares of the Company as reported on the Alberta Stock Exchange for the fiscal year ending December 31, 1996 and the Toronto Stock Exchange for the fiscal years ending December 31, 1997, 1998, 1999 and 2000.

                                                HIGH        LOW
                                                ----        ---
                                               Cdn.$       Cdn.$
         FISCAL YEAR ENDING
         December 31, 1996                      8.08        5.00
         December 31, 1997                      7.00        2.10
         December 31, 1998                      3.25        0.42
         December 31, 1999                      1.38        0.24
         December 31, 2000                      5.10        0.48

         The following table sets forth for the periods indicated the high and low sale prices per share of the Common Shares during each of the quarters set forth below as reported on the Toronto Stock Exchange for fiscal years ending December 31, 1999 and December 31, 2000.

                                                HIGH         LOW
                                                ----         ---
                                               Cdn.$       Cdn.$
         1999
         First quarter                          0.74        0.42
         Second quarter                         1.38        0.42
         Third quarter                          1.14        0.76
         Fourth quarter                         1.00        0.24

         2000
         First quarter                          5.10        0.49
         Second quarter                         2.50        0.75
         Third quarter                          1.16        0.68
         Fourth quarter                         1.94        0.48


         The following table sets forth the high and low sale prices per share of the Common Shares during each of the months set forth below as reported on the Toronto Stock Exchange for the most recent six months.

                                                HIGH         LOW
                                                ----         ---
                                               Cdn.$       Cdn.$
         MONTH
         December 2000                          1.94        1.15
         January 2001                           2.80        1.70
         February 2001                          2.30        1.81
         March 2001                             2.15        1.79
         April 2001                             2.35        1.95
         May 2001                               4.02        2.20

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

         AltaRex is a corporation amalgamated under the Business Corporations Act (Alberta). There are no restrictions on the business which the Company may carry on. The Company's articles provide that the Board of Directors shall consist of such number of directors, being a minimum of three and a maximum of ten, as may be from time to time determined by resolution of the Board of Directors.

         The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. The holders of Common Shares are entitled to dividends, if as and when declared by the directors, to one vote per Common Share at meetings of the holders of Common Shares of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares. The Preferred Shares may be issued in one or more series, and the directors are authorized to fix the number of Preferred Shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the Preferred Shares of each series. The Preferred Shares are entitled to a priority over the Common Shares in respect of the payment of dividends and distribution of assets upon liquidation of the Company. Under the Business Corporations Act (Alberta) a special resolution of the shareholders is required to amend the rights of any class of shares.

         On June 27, 1997 articles of amendment were filed to provide that meetings of shareholders may be held at any place within Canada and the United States. The directors of the Company must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders. In addition, the holders of not less than 5% of the issued shares of the Company may requisition the Board of Directors to call a meeting of shareholders. For the purpose of determining shareholders entitled to receive notice of the meeting of shareholders, the directors may fix in advance a date as the record date for that determination of shareholders, but that record date shall not precede by more than 50 days or less than 21 days the date on which the meeting is to be held. If a shareholder becomes a shareholder after the setting of the record date, such person will be entitled to vote at the meeting if he can produce a properly endorsed share certificate, or can otherwise establish that he owns the shares, and demands, not later than 10 days before the meeting, that his name be included among those eligible to vote at the meeting.

MATERIAL CONTRACTS

         Except for contracts entered into the normal course of its business, the only material contracts entered into by AltaRex during the past two years prior to the date hereof are the settlement agreement between the Company and Biomira Inc. referred to under "Item 4: Information on the Company - Strategic Alliances and License Agreements - Biomira Settlement", an amended and restated licence agreement dated as of September 3, 1999 between the Company and Biomira Inc. in respect of OvaRex(R) MAb, the memorandum of understanding dated November 15, 2000 between the Company and Dompe Farmaceutici S.p.A. referred to under "Item 4: Information on the Company - Strategic Alliances and License Agreements
- Genesis Pharma, Medison Pharma and Dompe Farmaceutici", the manufacturing agreement dated May 1, 2001 between the Company and Abbott Laboratories referred to under "Item 4: Information on the Company - Manufacturing", and the Special Warrant Indenture dated June 6, 2001 relating to the issuance of 3,000,000 Special Warrants of the Company.

EXCHANGE CONTROLS

         There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's Shares, other than specific embargoes enacted by regulations under the United Nations Act (Canada) and withholding tax requirements. See "Item 10 - Taxation".

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

         2. the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

         3. the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remain unchanged.

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

         Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, persons with whom the non-resident did not deal at arm's length, or the non-resident together with such persons, owned 25 percent or more of the issued shares of any class of the capital stock of the Company at any time in the 60 month period immediately preceding the date of disposition of the shares. For purposes of this computation, such holders are considered to own shares which they have an interest in or an option to acquire. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition of such shares, exceeds the adjusted cost base to the holder of the shares.

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

         Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person (other than a trust) who was during the 120 month period immediately preceding the sale a resident in Canada for more than 60 months, subject to certain exceptions.

     CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company's Shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "-- Taxation - Certain Canadian Federal Income Tax Consequences" above.)

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

     U.S. HOLDERS

         As used herein, a "U.S. Holder" means a holder of the Company's Shares who is a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof or a trust or estate whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold the Company's Shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own the Company's Shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire the Company's Shares.

     DISTRIBUTIONS ON THE COMPANY'S SHARES

         U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "-- Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Company's Shares and thereafter as gain from the sale or exchange of the Company's Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

         Dividends paid on the Company's Shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Company's Shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9 or the U.S. Holder is otherwise exempt. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

     PASSIVE FOREIGN INVESTMENT COMPANY

         As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is producing passive income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. In addition, taxpayers owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess-distribution regime described above. Amounts included in or deducted from income under this regime (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

         The Company believes that it was not a PFIC for its fiscal years ended on or before December 31, 2000. If in its current or in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable a U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning PFIC status will not be challenged by the IRS, or that it will be able to satisfy the record-keeping requirements which are imposed on QEF's.

     CONTROLLED FOREIGN CORPORATION

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" ("CFC") under subpart F of the Code. This classification would effect many complex tax results one of which is the inclusion of certain income of a CFC in the gross income of its United States shareholders. The United States generally taxes the United States shareholders of a CFC currently on their pro rata shares of the subpart F income of the CFC. In effect, the Code treats those United States shareholders as having received a current distribution out of the CFC's subpart F income. Such shareholders also are subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit may reduce the

U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of the Company's Shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Note that the overlap between the PFIC and CFC rules is generally eliminated for United States shareholders of a CFC. Where a foreign corporation is both a PFIC and a CFC, the foreign corporation is generally treated as a non-PFIC with respect to United States shareholders of the CFC. Because of the complexity of subpart F, and because it is not clear that subpart F would apply to the holders of the Company's Shares, a more detailed review of these rules is outside of the scope of this discussion.

DOCUMENTS ON DISPLAY

         The documents concerning the Company referred to in this annual report may be inspected at the Company's office in Waltham, Massachusetts. The Company's Investor Relations and Corporate Communications Department may be reached at (888) 801-6665. Documents filed with the Securities and Exchange Commission may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         At December 31, 2000, the Company had cash, cash equivalents and short-term investments of $13.2 million. Included in this balance were short-term financial instruments with a carrying value, including accrued interest, of $3.6 million, consisting of obligations of Canadian federal and provincial governments, as well as corporate obligations. These instruments carry maturities of nine months or less and their carrying value approximates fair value. These instruments have a weighted average interest rate of 5.3%. The Company purchased such financial instruments for investment purposes only and not for trading or speculative purposes.

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

     FOREIGN CURRENCY EXPOSURE

         The Company currently has a significant portion of its operations in the United States, including the operation of its U.S. office and the ongoing administration of clinical trials and development and production activities related to the Company's products. Accordingly, a significant portion of the Company's transactions are denominated in U.S. dollars and the Company has an exposure risk to foreign exchange rates. The Company partially offsets this risk by maintaining cash balances and short-term investments denominated in U.S. currency. At December 31, 2000 the Company had $9.9 million (or 75%) of the total cash and short-term investments invested in U.S. denominated financial instruments and cash deposits. Other than as mentioned here, the Company does not actively engage in hedging or other activities to control the risk of its foreign currency exposure.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         On November 21, 2000, the Company effected a consolidation of all of the issued and outstanding Common Shares on a one-for-four basis.

                                    PART III

ITEM 17: FINANCIAL STATEMENTS

         See pages F-1 through F-17 incorporated herein by reference.

ITEM 18: FINANCIAL STATEMENTS

         Not applicable.

ITEM 19: EXHIBITS

         The following financial statements together with the reports of Arthur Andersen LLP, Chartered Accountants and Ernst & Young LLP, Independent Chartered Accountants thereon, are filed as part of this annual report as Exhibit A hereto:

                                                                                          Page
                                                                                          ----
     INDEX TO THE FINANCIAL STATEMENTS

     Report of Arthur Andersen LLP, Chartered Accountants                                  F2
     Report of Ernst & Young LLP, Independent Chartered Accountants                        F3
     Consolidated balance sheets as at December 31, 2000 and December 31, 1999             F4
     Consolidated statements of loss for the years ended December 31, 2000, 1999 and
       1998, and for the period December 1, 1995 to December 31, 2000                      F5
     Consolidated statements of shareholders' equity and accumulated deficit for the
       years ended December 31, 2000, 1999, 1998, 1997, 1996 and 1995                      F6
     Consolidated statements of cash flows for the years ended December 31, 2000, 1999
       and 1998, and for the period December 1, 1995 to December 31, 2000                  F7
     Notes to Consolidated Financial Statements                                            F8


     EXHIBITS

         The list of Exhibits filed as part of this annual report are set forth on the Exhibit Index immediately preceding such Exhibits, and is incorporated herein by this reference.

                                GLOSSARY OF TERMS

         In this annual report, the following terms have the following meanings unless the context requires otherwise:


Adjuvant:                           An immunogenic substance administered with a
                                    vaccine to increase the immune response.


Antibody:                           A protein agent developed in response to,
                                    and binding specifically with, an antigen.

Anti body-based Immune
Therapy or AIT(R):                  An immunotherapeutic antibody approach that
                                    induces the human immune system to produce
                                    its own anti-tumor response through several
                                    immune pathways.

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

European Agency for the
Evaluation of Medicinal
Products or EMEA:                   The agency responsible for drug product
                                    approval in the European Economic Community.


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

New Drug Submission or
NDS: A document submitted to the TPP which is the Canadian counterpart to the NDA.

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


Therapeutic Products
Programme or TPP of
Health Canada:                      The government department responsible for
                                    supervising the drug development and
                                    approval process in Canada.

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

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       ALTAREX CORP.


                                       By: /s/ Richard E. Bagley
                                           -------------------------------------
                                           Richard E. Bagley
                                           President and Chief Executive Officer


                                       By: /s/ Edward M. Fitzgerald
                                           -------------------------------------
                                           Edward M. Fitzgerald
                                           Senior Vice President and
                                           Chief Financial Officer

Waltham, Massachusetts
June 22, 2001

                                                                       EXHIBIT A

                                  ALTAREX CORP.

                          INDEX TO FINANCIAL STATEMENTS

                                                                        Page
Report of Arthur Andersen LLP, Chartered Accountants................    F2

Report of Ernst & Young LLP, Independent Chartered Accountants......    F3

Consolidated Balance Sheets.........................................    F4

Consolidated  Statements of Loss....................................    F5

Consolidated Statements of Shareholders' Equity.....................    F6

Consolidated Statements of Cash Flows...............................    F7

Notes to Consolidated Financial Statements..........................    F8

AltaRex Corp.

(A DEVELOPMENT STAGE COMPANY)

AUDITORS' REPORT

To the Shareholders of
ALTAREX CORP.

We have audited the consolidated balance sheet of AltaRex Corp. (an Alberta corporation in the development stage) as at December 31, 2000 and 1999 and the consolidated statements of loss, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaRex Corp. as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then in accordance with generally accepted accounting principles in Canada.

                      COMMENTS BY AUDITOR FOR U.S. READERS
                     ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated February 13, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

                                           /s/ Arthur Andersen LLP


Boston, Massachusetts
February 13, 2001

ALTAREX CORP.

AUDITORS' REPORT

To the Shareholders of
ALTAREX CORP.

We have audited the consolidated statements of loss, shareholders' equity and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of AltaRex Corp. for the year ended December 31, 1998 in accordance with accounting principles generally accepted in Canada.

                                             /s/ Ernst & Young LLP

                                             CHARTERED ACCOUNTANTS

Edmonton, Canada
February 12, 1999

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

  CONSOLIDATED BALANCE SHEETS


                                                                AS OF DECEMBER 31,
                                                                ------------------
                                                            2000                 1999
                                                            ----                 ----
                                                              (IN CANADIAN DOLLARS)
ASSETS
CURRENT ASSETS
Cash and cash equivalents ........................      $  9,665,187         $  2,328,641
Short-term investments ...........................         3,591,323            4,878,039
Accounts and other receivables ...................            75,223               89,773
Prepaid expenses .................................           354,481               64,127
                                                        ------------         ------------
                                                          13,686,214            7,360,580
DEPOSITS AND OTHER ASSETS ........................           578,227              235,671
NOTES RECEIVABLE FROM EMPLOYEES ..................                --               36,285
CAPITAL ASSETS, NET ..............................           490,115              934,893
                                                        ------------         ------------
                                                        $ 14,754,556         $  8,567,429
                                                        ============         ============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES...............................      $  3,793,766         $  2,302,960
                                                        ------------         ------------
Accounts payable and accrued liabilities..........         3,793,766            2,302,960

DEFERRED LEASE CREDIT ............................                --               46,513
                                                        ------------         ------------
         TOTAL LIABILITIES .......................         3,793,766            2,349,473
                                                        ------------         ------------
COMMITMENTS AND CONTINGENCIES (NOTE 6)
SHAREHOLDERS' EQUITY
Share capital ....................................        72,894,559           50,427,647
Accumulated deficit during the development stage .       (61,933,769)         (44,209,691)
                                                        ------------         ------------
         TOTAL SHAREHOLDERS' EQUITY ..............        10,960,790            6,217,956
                                                        ------------         ------------
                                                        $ 14,754,556         $  8,567,429
                                                        ============         ============


On behalf of the Board:

/s/ Antoine A. Noujaim                             /s/ Richard E. Bagley

DIRECTOR                                           DIRECTOR



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

  CONSOLIDATED STATEMENTS OF LOSS


                                                                              YEARS ENDED                       DECEMBER 1, 1995-
                                                                              DECEMBER 31,                      DECEMBER 31, 2000
                                                              ------------------------------------------        -----------------
                                                              2000               1999               1998            (UNAUDITED)
                                                                                    (IN CANADIAN DOLLARS)
REVENUES
Research contracts....................................    $         --       $     65,000       $     50,000       $    810,000
Sale of research materials............................              --                 --                 --             71,869
Interest income.......................................         389,826            622,710            963,742          2,941,022
                                                          ------------       ------------       ------------       ------------
                                                               389,826            687,710          1,013,742          3,822,891
                                                          ------------       ------------       ------------       ------------
EXPENSES
Research and development..............................      12,022,218         12,828,617          9,433,681         40,946,266
General and administrative............................       6,091,686          6,802,546          4,695,990         19,735,680
Settlement costs (Note 8).............................              --          5,074,714                 --          5,074,714
                                                          ------------       ------------       ------------       ------------
                                                            18,113,904         24,705,877         14,129,671         65,756,660
                                                          ------------       ------------       ------------       ------------
NET LOSS FOR THE PERIOD...............................    $(17,724,078)      $(24,018,167)      $(13,115,929)      $(61,933,769)
                                                          ------------       ------------       ------------       ------------
NET LOSS PER COMMON SHARE.............................    $      (1.08)      $      (2.32)      $      (3.18)
                                                          ------------       ------------       ------------
Weighted average number of common shares outstanding..      16,433,031         10,347,434          4,125,941
                                                          ============       ============       ============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                       ACCUMULATED
                                                                                                         DEFICIT
                                                                         COMMON STOCK                  DURING THE         TOTAL
                                                                  ------------------------------       DEVELOPMENT     SHAREHOLDERS'
                                                                     SHARES            AMOUNT             STAGE           EQUITY
                                                                  -----------------------------------------------------------------
                                                                                     (IN CANADIAN DOLLARS)
BALANCE, DECEMBER 1, 1995.......................................       292,333      $         --      $         --     $         --
Issuance of shares..............................................         6,250                --                --               --
Initial capitalization of Company...............................            --         1,000,000                --        1,000,000
Net loss........................................................            --                --          (225,899)        (225,899)
                                                                  ------------      ------------      ------------     ------------
BALANCE, DECEMBER 31, 1995......................................       298,583         1,000,000          (225,899)         774,101
Private placement of shares of AltaRex Inc......................            --           175,200                --          175,200
Issuance of shares of AltaRex Inc. in settlement of interest
payable.........................................................            --            12,066                --           12,066
Shares issued in private placement of unit sales................       374,375         2,310,424                --        2,310,424
Shares issued to acquire AltaRex Inc. ..........................     1,881,250                 1                --                1
Exercise of Special Warrants....................................       199,375         1,210,000                --        1,210,000
Issuance of common shares in public offering....................     1,025,000        25,036,466                --       25,036,466
Exercise of stock options.......................................        29,233            76,014                --           76,014
Exercise of warrants............................................        10,825           103,920                --          103,920
Net loss........................................................            --                --        (2,172,059)      (2,172,059)
                                                                  ------------      ------------      ------------     ------------
BALANCE, DECEMBER 31, 1996......................................     3,818,641        29,924,091        (2,397,958)      27,526,133
Exercise of stock options.......................................        23,750           170,931                --          170,931
Exercise of warrants............................................       278,262         2,689,342                --        2,689,342
Net loss........................................................            --                --        (4,677,637)      (4,677,637)
                                                                  ------------      ------------      ------------     ------------
BALANCE, DECEMBER 31, 1997......................................     4,120,653        32,784,364        (7,075,595)      25,708,769
Exercise of stock options.......................................         7,500            54,000                --           54,000
Net loss........................................................            --                --       (13,115,929)     (13,115,929)
                                                                  ------------      ------------      ------------     ------------
BALANCE, DECEMBER 31, 1998......................................     4,128,153        32,838,364       (20,191,524)      12,646,840
Issuance of common shares in public offering....................     9,775,000        17,589,283                --       17,589,283
Net loss........................................................            --                --       (24,018,167)     (24,018,167)
                                                                  ------------      ------------      ------------     ------------
BALANCE, DECEMBER 31, 1999......................................    13,903,153        50,427,647       (44,209,691)       6,217,956
Exercise of Special Warrants....................................     1,421,889         5,443,617                --        5,443,617
Issuance of common shares in public offering....................     2,644,982         7,945,779                --        7,945,779
Issuance of common shares in private placements.................     3,559,989         8,048,100                          8,048,100
Exercise of stock options.......................................       502,187         1,029,416                --        1,029,416
Net loss........................................................            --                --       (17,724,078)     (17,724,078)
                                                                  ------------      ------------      ------------     ------------
BALANCE, DECEMBER 31, 2000......................................    22,032,200      $ 72,894,559      $(61,933,769)    $ 10,960,790
                                                                  ============      ============      ============     ============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                YEARS ENDED DECEMBER 31,
                                                                   ---------------------------------------------   DECEMBER 1, 1995-
                                                                       2000            1999             1998       DECEMBER 31, 2000
                                                                   -----------------------------------------------------------------
(IN CANADIAN DOLLARS)                                                                                                  (UNAUDITED)
CASH USED IN OPERATING ACTIVITIES
Net loss...........................................................$(17,724,078)   $(24,018,167)    $(13,115,929)     $(61,933,769)
Adjustments to reconcile net loss to net cash used in
operating activities:
  Depreciation and amortization....................................     496,945         565,218          548,687         2,114,651
  Amortization of deferred lease credit............................     (21,691)        (78,920)        (168,551)         (333,486)
  Interest expense satisfied through issuance of common shares.....          --              --               --            12,066
  Net changes in non-cash working capital balances.................     882,171         291,491        1,301,468         2,795,562
                                                                   ------------    ------------     ------------      ------------
                                                                    (16,366,653)    (23,240,378)     (11,434,325)      (57,344,976)
                                                                   ------------    ------------     ------------      ------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Purchase of capital assets.........................................     (86,714)       (154,026)        (573,698)       (2,281,007)
Maturities and purchases of short-term investments.................   1,286,716        (636,307)       4,794,268        (3,591,323)
Acquisition of AltaRex Corp........................................          --              --               --           (30,250)
                                                                   ------------    ------------     ------------      ------------
                                                                      1,200,002        (790,333)       4,220,570        (5,902,580)
                                                                   ------------    ------------     ------------      ------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issue of common shares, net........................................  22,466,912      17,589,283           54,000        72,912,743
Deferred finance costs.............................................          --         118,477         (118,477)               --
Employee relocation loans..........................................      36,285          69,904         (106,186)               --
                                                                   ------------    ------------     ------------      ------------
                                                                     22,503,197      17,777,664         (170,663)       72,912,743
                                                                   ------------    ------------     ------------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...............   7,336,546      (6,253,047)      (7,384,418)        9,665,187
Cash and cash equivalents, beginning of period.....................   2,328,641       8,581,688       15,966,106                --
                                                                   ------------    ------------     ------------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD.......................... $  9,665,187    $  2,328,641     $  8,581,688      $  9,665,187
                                                                   ============    ============     ============      ============
Supplemental disclosure of noncash investing and financing
activities:
  Leasehold improvements financed with deferred lease credit...... $         --    $         --     $     46,641      $    666,641


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999 (IN CANADIAN DOLLARS)


1.  BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

AltaRex Corp. (the Company), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research and development of biopharmaceutical products for the therapy of cancer.

GOING CONCERN MATTERS

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the years ended December 31, 2000, 1999 and 1998, the Company incurred losses of $17,724,078, $24,018,167 and $13,115,929, respectively. The Company currently has adequate working capital to fund its operations into the third quarter of 2001. These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. In December 2000 and February 2001, the Company issued 3.5 million and 4.4 million Common Shares for net proceeds of $7.7 million and $7.2 million, respectively. The Company is pursuing additional financing through public or private equity or debt instruments or through collaborative arrangements with potential partners.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999 (IN CANADIAN DOLLARS)

CASH AND CASH EQUIVALENTS

Cash equivalents are stated at cost, which approximates fair value. The Company considers highly liquid investments with original maturities of ninety days or less to be cash equivalents and includes money market accounts and commercial paper that are readily convertible to cash.

SHORT-TERM INVESTMENTS

Short-term investments consist of investments with original maturities between three and twelve months. These investments consist of government and commercial instruments and are carried at cost plus accrued interest, which approximates their fair market value. At December 31, 2000, short term investments have maturity periods averaging 1.8 months (December 31, 1999 -- 2.5 months) and weighted average interest rates approximating 5.3% (December 31, 1999 -- 5.0%).

DEPOSITS AND OTHER ASSETS


Deposits and other assets primarily consist of down payments on service contracts. These payments are deferred and expensed as services are provided under the terms of the contract.

CAPITAL ASSETS

Capital assets are stated at cost, net of investment tax credits, accumulated amortization and depreciation. Depreciation and amortization are provided at rates which are designed to allocate the cost of the assets, on a straight-line basis, over their estimated useful lives as follows:

Scientific equipment..............................    5 years
Computer software and equipment...................    3 years
Office equipment..................................    5 years
Leasehold improvements............................    Term of lease (3-5 years)

Property and equipment consisted of the following:

                                            DECEMBER 31, 2000                    DECEMBER 31, 1999
                                    ----------------------------------------------------------------------
                                                        ACCUMULATED                           ACCUMULATED
                                                       DEPRECIATION/                         DEPRECIATION/
                                        COST           AMORTIZATION           COST           AMORTIZATION
                                    ----------------------------------------------------------------------
Scientific equipment ............... $1,199,908         $1,022,921         $1,195,173         $  783,076
Computer software and equipment .....   449,961            363,332            440,540            266,344
Office equipment ....................   438,184            292,054            424,836            205,525
Leasehold improvements ..............    95,298             64,929            281,040            151,751
                                     ----------         ----------         ----------         ----------
                                     $2,233,351         $1,743,236         $2,341,589         $1,406,696
                                     ----------         ----------         ----------         ----------

Net book value .............................. $  490,115                            $  934,893
                                              ==========                            ==========

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999 (IN CANADIAN DOLLARS)

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

INCOME TAXES

Effective January 1, 2000, the Company adopted the liability method of accounting for its income taxes. Under this method, future tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. This change did not have a material effect on the Company's consolidated financial position or results of operations.

Prior to January 1, 2000, income taxes were provided on a deferred tax allocation basis whereby the provision for income taxes is determined on the basis of income and expenses included on the statement of income or loss rather than the related amounts reported in the income tax returns of the Company. Deferred income taxes relate primarily to differences between the amount of depreciation and amortization recorded for accounting purposes and capital cost allowance claimed for income tax purposes. Due to the fact that the Company has incurred losses since inception, no income tax provision or benefit has been recorded.

CONCENTRATION OF CREDIT RISK

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash equivalents, short-term investments, accounts receivable and accounts payable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments consist principally of cash and cash equivalents, accounts receivable, notes receivable and accounts payable. The estimated fair value of these instruments approximates their carrying value.

NET LOSS PER SHARE

Basic and diluted net loss per common share are determined by dividing net loss by the weighted average common shares outstanding during the period. Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 2,699,287 common shares have been excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 2000 (1999 -- 1,504,201; 1998 -- 578,101).

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999 (IN CANADIAN DOLLARS)

3.  NOTES RECEIVABLE FROM EMPLOYEES

The notes receivable from employees balance is comprised of employee relocation loans. The notes are unsecured, non-interest bearing and denominated in U.S. dollars. The notes have maturity dates ranging from March to October 2001 and therefore are classified in accounts and other receivables at December 31, 2000.

4.  SHARE CAPITAL

AUTHORIZED AND OUTSTANDING

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

On November 21, 2000, the Company effected a one-for-four consolidation of its common shares. All share and per share amounts in these consolidated financial statements and notes have been adjusted to reflect this share consolidation as of the earliest date presented.

On May 7 and June 1, 1999, the Company issued a total of 9,775,000 common shares in a public offering for net proceeds of $17,589,283 after related issue expenses of $1,960,717. In connection with this transaction, the Company granted options to the agents of this issue to purchase 488,750 common shares at the issue price of $2.00 per share for a period of two years as additional compensation. These options were exercised in full in March 2000. In February 2000, the Company issued 1,421,889 special warrants resulting in net proceeds of $5,443,617 after related issue expenses of $585,181. Each special warrant was converted into one common share in April 2000. In August 2000, the Company issued 2,644,982 common shares in a public offering for net proceeds of $7,945,779 after related issue expenses of $1,047,221. In connection with this transaction, the Company granted options to the agents of this issue to purchase 185,149 common shares at the issue price of $3.40 per share for periods of two or three years as additional compensation. Also in August, the Company issued 37,262 common shares in two private placements for aggregate net proceeds of $298,100. In December 2000, the Company issued 3,522,727 common shares in a private placement for proceeds of $7,750,000.

As of December 31, 2000, no common shares of the Company were being held in escrow for regulatory purposes (December 31, 1999 -- 9,562). A total of 9,562 and 652,825 common shares were released from escrow in 2000 and 1999, respectively.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999 (IN CANADIAN DOLLARS)

WARRANTS AND STOCK OPTION PLAN

The following table summarizes the common shares reserved for issuance and outstanding options under the Company's stock option plan as of the dates indicated:


                                        OPTIONS OUTSTANDING FOR:
                                        ------------------------
                         SHARES        DIRECTORS,                      OPTIONS
                         RESERVED      OFFICERS                       AVAILABLE
DATE                   FOR ISSUANCE   & EMPLOYEES     CONSULTANTS     FOR GRANT
----                   ------------   -----------     -----------     ---------
December 31, 1999 ..    1,045,000        965,870         39,166          8,713
December 31, 2000 ..    2,875,000      2,456,638         57,500        316,175

The following schedule details the warrants and stock options granted, exercised, expired and cancelled.

                                         SHARES ISSUABLE
                                         ON EXERCISE OF
                                         --------------
                                                     WARRANTS
                                      STOCK         AND OTHER       EXERCISE PRICE
                                     OPTIONS         OPTIONS           PER SHARE
                                     -------         -------           ---------
BALANCE AT DECEMBER 31, 1997 .....   244,708          331,328       $ 7.20 -- 48.00
  Granted ........................   430,916                          2.12 -- 12.00
  Exercised ......................    (7,500)                                  7.20
  Cancelled ......................  (100,438)                         4.60 -- 23.60
  Expired ........................                   (320,913)        7.20 -- 12.00
                                   ---------       ----------       ---------------
BALANCE AT DECEMBER 31, 1998 .....   567,686           10,415         2.12 -- 48.00
  Granted ........................   467,350          488,750          1.84 -- 4.12
  Cancelled ......................   (30,000)                         7.20 -- 23.60
                                   ---------       ----------       ---------------
BALANCE AT DECEMBER 31, 1999 ..... 1,005,036          499,165         1.84 -- 48.00
  Granted ........................ 1,619,498        1,607,036          1.40 -- 5.96
  Exercised ......................   (13,439)      (1,910,637)         2.00 -- 8.72
  Cancelled ......................   (96,957)                         3.60 -- 14.72
  Expired ........................                    (10,415)                48.00
                                   ---------       ----------       ---------------
BALANCE AT DECEMBER 31, 2000       2,514,138          185,149       $ 1.40 -- 24.00
                                   =========       ==========       ===============

The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2000.

                                                OUTSTANDING                                        EXERCISABLE
                          ---------------------------------------------------------       ------------------------------
                                                  WEIGHTED
                                                  AVERAGE              WEIGHTED             NUMBER          WEIGHTED
  RANGE OF                 NUMBER OF          CONTRACTUAL LIFE         AVERAGE                OF             AVERAGE
EXERCISE PRICE              SHARES                (YEARS)            EXERCISE PRICE         SHARES        EXERCISE PRICE
 $ 1.40 -- 2.12              615,000                9.0                 $1.47               335,831            $1.47
   3.20 -- 4.16              882,931                8.9                  3.63               296,249             4.05
   4.60 -- 5.96              627,000                9.1                  5.93                37,498             5.62
   7.20 -- 8.72              150,249                6.1                  7.62               136,330             7.51
  12.00 -- 14.72             233,125                7.1                 12.31               164,375            12.43
  23.60 -- 24.00               5,833                6.1                 23.83                 5,833            23.83
                           ---------                                    -----               -------            -----
                           2,514,138                                    $4.64               976,116            $4.81
                           =========                                    =====               =======            =====

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999 (IN CANADIAN DOLLARS)

The following warrants and options to purchase common shares are outstanding at December 31, 2000.

       SHARES ISSUABLE ON
           EXERCISE OF
------------------------------------
                        WARRANTS
STOCK                   AND OTHER               EXERCISE PRICE
OPTIONS                  OPTIONS                  PER SHARE            YEAR OF EXPIRY
-------                  -------                  ---------            --------------
                          76,234                         $3.40                 2002
                         108,915                          3.40                 2003
  108,499                                                 7.20                 2006
    2,500                                                23.60                 2006
   26,875                                       13.20 -- 14.72                 2007
    3,333                                                24.00                 2007
   95,833                                         2.12 -- 3.64                 2008
   18,750                                         4.60 -- 5.60                 2008
  248,000                                        8.72 -- 12.00                 2008
  495,437                                         1.40 -- 3.60                 2009
  382,911                                                 4.12                 2009
   98,750                                                 1.41                 2010
  141,250                                         3.64 -- 3.84                 2010
  283,750                                         4.04 -- 4.16                 2010
  608,250                                                 5.96                 2010
---------                -------
2,514,138                185,149
=========                =======

5.  INCOME TAX

The Company is eligible for scientific research and development investment tax credits which may be applied against federal taxes payable. The accumulated non-refundable investment tax credits as of December 31, 2000 is approximately $3,115,000 (December 31, 1999 -- $2,570,000).

As of December 31, 2000, the Company has scientific research and experimental development expenditures for tax purposes of approximately $13,430,000 (December 31, 1999 -- $10,900,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes. As of December 31, 2000, the Company has approximately $51,200,000 (December 31, 1999 -- $35,900,000) of non-capital losses available to be applied to taxable income in future years. These losses expire between 2001 and 2007.

As of January 1, 2000, Canadian GAAP requires recognition of future tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, future tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. In addition, a future tax asset, net of a valuation allowance, would be recorded to recognize the future benefit of loss carryforwards when the realization of the benefit is determined to be more likely than not. Future tax assets at December 31, 2000 consist primarily of net operating loss carryforwards and other temporary differences. At December 31, 2000, the Company had determined that the future tax asset net of a valuation allowance of $32,100,000 (December 31, 1999 -- $23,700,000) would be nil (nil at December 31,
1999).

Due to the uncertainty surrounding the Company's ability to utilize its carryforwards, no recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts or future tax assets.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999 (IN CANADIAN DOLLARS)

6.  COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases office and research facilities. Lease costs for its facilities totaled approximately $474,000, $353,000 and $280,000 for the years ended December 31, 2000, 1999 and 1998, respectively. During 2000, the Company entered into a new lease arrangement for its facilities in the United States, which will expire in August 2001. In January 2001, the Company sublet a portion of this facility with an estimated annual rental fee of $262,000. As of December 31, 2000, the Company is committed to annual minimum basic rent payments as follows:

2001................................................................   $ 506,635
2002................................................................     324,630
                                                                       ---------
                                                                       $ 831,265
                                                                       =========

LICENSE AND OTHER AGREEMENTS

On December 1, 1995, the Company acquired from Biomira Inc. ("Biomira") an exclusive world-wide right and license to a certain antibody, its cell bank, related data, records and proprietary rights (the "Technology") for a non-refundable cash fee of $150,000, which was charged to research and development expenses. In 1999, in connection with the settlement of litigation between the Company and Biomira (see note 8), the license agreement was amended and restated. As amended, the license agreement requires the Company to use its best efforts to commercialize the Technology, to spend certain minimum amounts to develop the Technology and to pay royalties to Biomira upon commercialization of products developed from the Technology. The term of the agreement extends to the later of the ten year anniversary of first commercialization of a product or the expiration date of certain patent rights included in the Technology. At the end of the term of the agreement, the Company will have a world-wide, exclusive, fully paid up right and license to use the Technology for certain applications. The Company and Biomira have the right to terminate the agreement upon forty-five days notice if the other party defaults in the performance, observance or fulfillment of any of its obligations under the agreement.

The Company is party to an agreement with the Alberta Heritage Foundation for Medical Research to jointly fund clinical trials, with the Company controlling, through ownership or licensing, all of the technology. Total funding available of $500,000 was received and recorded as revenue in 1997. The Company is required to repay this funding and a royalty equivalent to the amount actually received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000. In addition, the Company granted warrants in connection with this agreement, which entitled the holder to obtain 10,416 common shares. These warrants expired on February 29, 2000.

The Company had contracted certain research projects to a third party consultant for a three year period which ended March 31, 2000. Under this agreement, the Company will pay royalties to the consultant upon successful commercialization of a prostate cancer immunotherapeutic product developed under this collaboration. As of December 31, 2000, the Company has not paid any royalties under this agreement and research fees paid to the consultant over the term of the contract were approximately $775,000.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999 (IN CANADIAN DOLLARS)

7.  SEGMENT DISCLOSURE

The Company has considered the reporting requirements of the Canadian Institute of Chartered Accountants on segment disclosures. The Company has determined that it manages its operations as one reportable segment of a biotechnology company engaged in the research and development of biopharmaceutical products for the therapy of cancer. All of the Company's revenues related to research contracts and sales of materials were generated in Canada. The Company's capital assets are located in Canada with the exception of $222,000 as of December 31, 2000 ($336,000 as of December 31, 1999) located in the United States.

8.  LEGAL MATTERS

In September 1999, the Company reached a settlement of certain litigation with Biomira, Inc. The litigation related to claims by Biomira of ownership of an invention disclosed in an international patent application filed by the Company. The settlement provides for:

- The assignment to the Company of any interest Biomira might have in the patent application that was the subject of the lawsuit filed by Biomira,

- The payment by the Company, on behalf of Biomira, of a $4.2 million liability of Biomira to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement which, in part, funded research related to the Technology licensed by Biomira to the Company, and termination of the contribution agreement,

- The agreement by the Company to pay up to $250,000 to an agency of the government of the Province of Alberta upon successful commercialization of OvaRex(R) MAb, also related to funding provided to Biomira in support of the Technology, and

- The amendment and restatement of the license agreement between the parties (see Note 6).

The Company incurred total costs related to this litigation and settlement, including the settlement payment and legal fees, of $5,074,714 in 1999.

9.  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
    STATES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

    (a) Accounting for stock-based compensation

For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No.
25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted, if the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate measurement date would be amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999 (IN CANADIAN DOLLARS)

As of December 31, 2000, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $449,000 (December 31, 1999 -- $12,000 and December 31, 1998 -- $89,000).

Additionally, during 2000 and 1999 the Company issued 185,149 and 488,750 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $378,000 and $554,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

    (b) Reverse take-over costs

For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

    (c) Comprehensive income (loss)

For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income
(loss) would equal net loss determined for U.S. GAAP purposes as set out in the following table.

The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.


                                                                              YEARS ENDED DECEMBER 31,
                                                                     -----------------------------------------         DEC. 1, 1995-
                                                                    2000               1999                1998        DEC. 31, 2000
                                                                    ----               ----                ----        -------------
Net loss per Canadian GAAP....................................  $ 17,724,078       $ 24,018,167       $ 13,115,929      $ 61,933,769
Adjustment for stock-based compensation.......................     1,049,000             17,000            130,000         1,434,000
Adjustments of reverse take-over costs........................                               --                 --           495,000
                                                                ------------       ------------       ------------      ------------
Net loss per U.S. GAAP........................................  $ 18,773,078       $ 24,035,167       $ 13,245,929      $ 63,862,769
                                                                ============       ============       ============      ============
Basic and diluted net loss per share, U.S. GAAP...............  $      (1.14)      $      (2.32)      $      (3.21)
                                                                ============       ============       ============
Basic and diluted weighted-average number of common shares....    16,433,031         10,347,434          4,125,941
                                                                ============       ============       ============

The following summarizes balance sheet items with material variations under U.S. GAAP.

                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       2000          1999
                                                                       ----          ----
Share capital.................................................     $74,823,559    $51,307,647
Accumulated deficit...........................................      63,862,769     45,089,691

    (d) Auditors' Report

For U.S. GAAP purposes, the auditors' report would be modified to express uncertainty as to the Company's ability to continue as a going concern. As discussed in Note 1, due to insufficient working capital resources to fund its operations for 2001, there is significant doubt concerning the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing during 2001. As under Canadian GAAP, the financial statements would not include any adjustments under U.S. GAAP that might result from the outcome of this uncertainty.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999 (IN CANADIAN DOLLARS)

10. SUBSEQUENT EVENT

On February 13, 2001, the Company issued 4.4 million common shares in a public offering at $1.90 per share. The estimated net proceeds of this sale, after deducting offering expenses of approximately $1.1 million, are approximately $7.2 million.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                            DOCUMENT DESCRIPTION
------                            --------------------
1.1(1)        The Articles of the Company dated November 18, 1993 as amended by
              Articles of Amendment dated June 25, 1996 and November 28, 1996.

1.2(1) Articles of Amalgamation of the Company dated May 31, 1997 as amended by Articles of Amendment dated June 27, 1997.

1.3(1)        The Bylaws of the Company dated March 1, 1995.

1.4(1)        Asset Purchase Agreement dated November 24, 1995 among AltaRex
              Inc., Biomira Research Inc. and Biomira Inc.*

1.5(1)        The Share Purchase Agreement.

1.6(2) Settlement Agreement by and among Biomira Inc. and AltaRex Corp., dated September 3, 1999.

1.7(1)        Letter Agreement dated February 20, 1996 between AltaRex Corp. and
              Merck Frosst Canada Inc.

1.8(2)        Amended and Restated License Agreement between Biomira Inc. and
              AltaRex Corp., dated September 3, 1999.*

1.9(2)        Patent License Agreement between AltaRex Corp. and the National
              Institute of Health, the Centers for Disease Control and
              Prevention and the Food and Drug Administration, dated September
              21, 1999.*

1.10(1)       License Agreement dated November 24, 1995 between Biomira Inc. and
              AltaRex Corp.*

1.11(1)       Assignment of Patent Agreement dated April 4, 1996 between Biomira
              Inc. and AltaRex Corp.

1.12(1)       Employment Contracts dated January 1, 1996, between AltaRex Corp.
              and Dr. Antoine Noujaim.

1.13(2)       Stock Option Plan.

1.15(1)       Assignment of Letter Agreement dated February 20, 1996 between
              AltaRex Corp. and Merck Frosst Canada Inc.

1.16(3)       Sublease Agreement by and between Tufts Associated Health Plans,
              Inc. and AltaRex U.S. Corp. dated April 15, 2000.

1.17(4)       Employment Arrangement dated February 18, 1998 and amended as of
              March 30, 1998 between AltaRex Corp. and Richard E. Bagley.

1.18(3)       Amendments to Employment Arrangement between AltaRex Corp. and
              Richard E. Bagley, dated June 1, 1999 and December 22, 1999.

1.19(3)       Amendments to Employment Contract between AltaRex Corp. and Dr.
              Antoine Noujaim dated June 3, 1999 and December 22, 1999.

1.20(3)       Employment Contract between AltaRex Corp. and Dr. Christopher
              Nicodemus dated December 16, 1998, as amended on June 1, 1999 and
              December 22, 1999.

1.21(3) Employment Contract between AltaRex Corp. and Edward Fitzgerald dated September 14, 1998, as amended on June 1, 1999 and December
              22, 1999.

1.22(3)       Employment Contract between AltaRex Corp. and Peter C. Gonze dated
              January 24, 2000.

1.23**        Sublease Agreement dated August 21, 2000 between Anadys Pharmaceuticals,
              Inc. and AltaRex US, Corp.

1.24***       Memorandum of Understanding between AltaRex Corp. and Dompe
              Farmaceutici S.p.A. dated November 15, 2000.

1.25***       Development and Supply Agreement dated May 1, 2001 between Abbott
              Laboratories and AltaRex US Corp.

1.26**        Special Warrant Indenture dated June 6, 2001 between AltaRex Corp.
              and Montreal Trust Company of Canada.

1.27**        List of Subsidiaries of AltaRex Corp.

23.1**        Consent of Arthur Andersen LLP.

23.2**        Consent of Ernst & Young LLP.

(1) Incorporated herein by reference from the Exhibits to the Company's Registration Statement on Form 20-F.

(2) Incorporated herein by reference from the Exhibits to the Company's Amended Annual Report on Form 20-F/A for the year ended December 31, 1999.

(3) Incorporated herein by reference from the Exhibits to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

(4) Incorporated herein by reference from the Exhibits to the Company's Annual Report on Form 20-F for the year ended December 31, 1997.

* Confidential treatment granted as to certain portions of this Exhibit. The confidential redacted information has been filed separately with the Securities and Exchange Commission.

**   Filed herewith.

***  To be filed by amendment.