Form 20-F/A
period 2000-12-31
ALTAREX CORP
filed 2002-01-08
CIK 1046403

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 20-F/A

                               (AMENDMENT NO. 1)


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

         None

         Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares without par value
                                (Title of Class)

         Securities for which there is a reporting obligation pursuant to section 15(d) of the Act: None

         The number of outstanding shares of each of the issuer's classes of capital or common stock as of January 2, 2002 was 36,663,556 Common Shares.

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

                       [X] Item 17        [ ] Item 18

ITEM 19: EXHIBITS

     Item 19 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 is hereby amended and restated in its entirety as set forth below.

     The following financial statements together with the reports of Arthur Andersen LLP, Chartered Accountants and Ernst & Young LLP, Independent Chartered Accountants thereon, were filed as Exhibit A to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 and are incorporated herein by reference:

     FINANCIAL STATEMENTS

     Report of Arthur Andersen LLP, Chartered Accountants
     Report of Ernst & Young LLP, Independent Chartered Accountants Consolidated balance sheets as at December 31, 2000 and December 31, 1999 Consolidated Statements of loss for the years ended December 31, 2000,
       1999 and 1998, and for the period December 1, 1995 to December 31, 2000 Consolidated statements of shareholders' equity and accumulated deficit for the years ended December 31, 2000, 1999, 1998, 1997 1996 and 1995
     Consolidated statements of cash flows for the years ended December 31,
       2000, 1999 and 1998, and for the period December 1, 1995 to December 31, 2000
     Notes to Consolidated Financial Statements

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



                                            ALTAREX CORP.


                                            By: /s/ Edward M. Fitzgerald
                                                --------------------------------
                                                Edward M. Fitzgerald
                                                Senior Vice President and Chief
                                                Financial Officer


Waltham, Massachusetts
January 8, 2002

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                         DOCUMENT DESCRIPTION
-------       ------------------------------------------------------------------

1.1(1) The Articles of the Company dated November 18, 1993 as amended by Articles of Amendment dated June 25, 1996 and November 28, 1996.

1.2(1) Articles of Amalgamation of the Company dated May 31, 1997 as amended by Articles of Amendment dated June 27, 1997.

1.3(1)        The Bylaws of the Company dated March 1, 1995.

1.41(1) Asset Purchase Agreement dated November 24, 1995 among AltaRex Inc., Biomira Research Inc. and Biomira Inc.*

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

1.21(3) Employment Contract between AltaRex Corp. and Edward Fitzgerald dated September 14, 1998, as amended on June 1, 1999 and December 22, 1999.

1.22(3) Employment Contract between AltaRex Corp. and Peter C. Gonze dated January 24, 2000.

1.23+ Sublease Agreement dated August 21, 2000 between Anadys Pharmaceuticals, Inc. and AltaRex US, Corp.

1.24**# Memorandum of Understanding between AltaRex Corp. and Dompe Farmaceutici S.p.A. dated November 15, 2000.

1.25**# Development and Supply Agreement dated May 1, 2001 between Abbott Laboratories and AltaRex US, Corp.

1.26+         Special Warrant Indenture dated June 6, 2001 between AltaRex Corp.
              and Montreal Trust Company of Canada.

1.27+         List of Subsidiaries of AltaRex Corp.

23.1+         Consent of Arthur Andersen LLP.

23.2+         Consent of Ernst & Young LLP.


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

+    Previously filed.