Form 20-F
period 2001-12-31
ALTAREX CORP
filed 2002-06-06
CIK 1046403

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2001

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

      Securities registered or to be registered pursuant to Section 12 (g) of the Act:

                         Common Shares without par value
                                (Title of Class)

      Securities for which there is a reporting obligation pursuant to
Section 15 (d) of the Act:  None

      The number of outstanding shares of each of the issuer's classes of capital or common stock as of May 24, 2002: 41,663,556 Common Shares.

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

                    [X] Item 17              [ ] Item 18

                                TABLE OF CONTENTS

                                                                               Page
PART I

Item 1:  Identity of Directors, Senior Management and Advisers..............      1
Item 2:  Offer Statistics and Expected Timetable............................      1
Item 3:  Key Information....................................................      1
Item 4:  Information on the Company.........................................     10
Item 5:  Operating and Financial Review and Prospects.......................     26
Item 6:  Directors, Senior Management and Employees.........................     30
Item 7:  Major Shareholders and Related Party Transactions..................     38
Item 8:  Financial Information..............................................     39
Item 9:  The Offer and Listing..............................................     39
Item 10:  Additional Information............................................     40
Item 11:  Quantitative and Qualitative Disclosures About Market Risk........     47
Item 12:  Description of Securities Other than Equity Securities............     47
PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies...................     47
Item 14:  Material Modifications to the Rights of Security Holders and Use
          of Proceeds.......................................................     47
PART III

Item 15:   Financial Statements.............................................     48
Item 16:   Financial Statements.............................................     48
Item 17:   Exhibits.........................................................     48


      Certain terms referred to in this annual report are defined in the Glossary found elsewhere in this annual report, commencing at page 49.

      Unless the context otherwise requires, references herein to the "Company" or to "AltaRex" are to AltaRex Corp. and its consolidated subsidiaries.

      BrevaRex(R), OvaRex(R), GivaRex(TM), AIT(R) and ProstaRex(TM) are trademarks of the Company. This annual report also contains trademarks of other companies.

                    NOTE REGARDING FORWARD LOOKING STATEMENTS

      Certain statements in this annual report constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the risks detailed under "Item 3: Key Information -- Risk Factors". In addition, any forward-looking statements represent the Company's estimates only as of the date this annual report was first filed with the Securities and Exchange Commission and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change.

                                     PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

      The following table presents selected financial data of the Company for the periods indicated below. The selected financial data is derived from the Consolidated Financial Statements of the Company and related Notes included in this annual report under Item 17, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, do not differ materially from those accounting principles and requirements of the United States Securities and Exchange Commission ("U.S. GAAP") except as disclosed in Note 9 to the Company's Consolidated Financial Statements and related Notes. All figures set forth below are in Canadian dollars. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and related Notes and the Company's Operating and Financial Review and Prospects set forth under Item 5 of this annual report. To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities and its ability to continue operations is dependent on the ability of the Company to obtain additional financing. See "Item 5 - Operating and Financial Review and Prospects".

INCOME STATEMENT DATA:

                                                                   YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------------------------------------------
                                       2001               2000               1999               1998               1997
                                   ------------       ------------       ------------       ------------       ------------
                                                                      (in Canadian dollars)
Revenues                           $    523,095       $    389,826       $    687,710       $  1,013,742       $  1,619,836

Expenses

   Research and development          26,919,785         12,022,218         12,828,617          9,433,681          4,733,918
   General and administrative         7,405,676          6,091,686          6,802,546          4,695,990          1,563,555
   Settlement costs                        --                 --            5,074,714               --                 --
                                   ------------       ------------       ------------       ------------       ------------
Loss from operations               $(33,802,366)      $(17,724,078)      $(24,018,167)      $(13,115,929)      $ (4,677,637)
                                   ------------       ------------       ------------       ------------       ------------

                                   ============       ============       ============       ============       ============
Net loss                           $(33,802,366)      $(17,724,078)      $(24,018,167)      $(13,115,929)      $ (4,677,637)
                                   ============       ============       ============       ============       ============

Net loss per common share          $      (1.21)      $      (1.08)      $      (2.32)      $      (3.18)      $      (1.18)
                                   ============       ============       ============       ============       ============


BALANCE SHEET DATA:

                                                              AS OF DECEMBER 31,
                               -------------------------------------------------------------------------------
                                   2001             2000             1999             1998             1997
                               -----------      -----------      -----------      -----------      -----------
                                                             (in Canadian dollars)
Cash and cash equivalents      $ 8,211,313      $ 9,665,187      $ 2,328,641      $ 8,581,688      $ 4,204,155
Short-term investments             856,051        3,591,323        4,878,039        4,241,732       20,797,951
Working capital                  2,536,765        9,892,448        5,057,620       10,997,161       24,495,936
Total assets                    10,791,057       14,754,556        8,567,429       15,159,774       27,299,744
Shareholders' equity             3,407,306       10,960,790        6,217,956       12,646,840       25,708,769

      The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The declaration of dividends on the Common Shares of the Company ("Common Shares") is within the discretion of the Company's board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

EXCHANGE RATE INFORMATION

      In this annual report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars ("$" or "Cdn. $"). The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the conversion of Canadian dollars into U.S. dollars, based on the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On May 24, 2002, the noon buying rate, as reported by the Federal Reserve Bank of New York for the conversion of Canadian dollars into U.S. dollars, was U.S. $0.6515 (U.S. $1.00 = Cdn. $1.5350).

                                               Period         Average
Calendar period                                  End          Rate(1)           High            Low
---------------                                  ---          -------           ----            ---
                                                       (U.S. dollars per Canadian dollar)
May 2002  (through May 24, 2002)               0.6515          0.6434          0.6520          0.6366
April 2002                                     0.6377          0.6323          0.6397          0.6252
March 2002                                     0.6266          0.6298          0.6342          0.6266
February 2002                                  0.6231          0.6265          0.6295          0.6206
January 2002                                   0.6283          0.6251          0.6290          0.6200
December 2001                                  0.6279          0.6334          0.6396          0.6254


                                 Period         Average
Calendar period                    End          Rate(2)           High            Low
---------------                    ---          -------           ----            ---
                                           (U.S. dollars per Canadian dollar)
1997                              0.6988          0.7224          0.7484          0.6951
1998                              0.6504          0.6740          0.7092          0.6341
1999                              0.6925          0.6744          0.6925          0.6535
2000                              0.6668          0.6723          0.6968          0.6410
2001                              0.6279          0.6446          0.6669          0.6279

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

Capital Requirements

      The Company had cash, cash equivalents and short-term investments of approximately $9,100,000 as of December 31, 2001 and approximately $2,300,000 as of March 31, 2002. In April 2002, the Company entered into a license agreement (the "License Agreement") with Unither Pharmaceuticals, Inc. ("Unither"), a wholly-owned subsidiary of United Therapeutics Corporation ("United"). Concurrently with the execution and delivery of the license agreement, the Company and United entered into a subscription and debenture purchase agreement dated April 17, 2002 (the "Subscription Agreement") pursuant to which United purchased 4,900,000 Common Shares of the Company at a price of U.S. $0.50 per share for total proceeds to the Company of U.S. $2,450,000. In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of U.S. $50,000, which is convertible into 100,000 Common Shares at a price of U.S. $0.50 per share. The Company also issued to United a warrant (the "Warrant") to purchase 3,250,000 Common Shares at a price of U.S. $.50 per share. The Warrant may only be exercised in full and must be exercised on or before August 20, 2002. Pursuant to the Subscription Agreement, the Company granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of U.S. $875,000. Subject to receipt of approval by the Company shareholders, U.S. $441,690 of the principal amount of the Second Debenture is automatically convertible into 883,380 Common Shares upon the issuance of the Second Debenture. United's right to purchase the Second Debenture expires on August 14, 2002. If United does not exercise the Warrant on or before August 20, 2002 or does not purchase the Second Debenture on or before August 25, 2002, then the Company may terminate the License Agreement immediately upon written notice to Unither.

      As a result of the License Agreement with Unither, the Company expects that research and development expenses, and supporting general and administrative expenses, will decrease significantly in 2002. If United exercises the Warrant and purchases the Second Debenture, the Company believes that its available cash, cash equivalents and short-term investments and interest earned thereon, including proceeds from United's purchase of Common Shares of the Company and the First Debenture, would be sufficient to finance its operations and capital needs into 2003. If United does not exercise the Warrant and purchase the Second Debenture, the Company believes that its available cash, cash equivalents and short term investments and interest earned thereon would be sufficient to finance its operations into the third quarter of 2002. The Company's future cash requirements will depend on many factors, including continued scientific progress in its product discovery and development programs, the number and breadth of these programs, progress in its preclinical and clinical evaluation of product candidates, progress in corporate partnering and the time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals.

      The Company will seek additional funding through public or private equity or debt financing from time to time, as market conditions permit, or through additional strategic relationships with pharmaceutical or biotechnology companies. These activities will likely result in the issuance of additional equity securities of the Company. The Company can make no assurance that such funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, obtain funds through arrangements with collaborators that require the Company to relinquish rights to certain of its technologies or products that it would not otherwise relinquish or terminate its operations. The Company can make no assurance that it will be able to raise additional capital if its capital resources are exhausted. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

No Assurance of Successful Development or Market Acceptance

      Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative. The Company's realization of its long-term potential will be dependent upon the successful development and commercialization of products currently under development. The Company can make no assurance that these products will be developed successfully or receive regulatory approval. The new products of the Company are currently in the research and development stages, the riskiest stages for a company in the biotechnology industry. The Company can make no assurance that its research and development programs will result in commercially viable products. To achieve profitable operations, the Company, alone or with others such as Unither, must successfully develop, introduce and market its products. To obtain regulatory approvals for the products being developed and to achieve commercial success, clinical trials must demonstrate that the products are safe for human use and that they demonstrate efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company or its collaborators to abandon its commitment to that program. The Company can make no assurance that any future animal or human test, if undertaken, will yield favorable results.

      The Company can make no assurance that any products based on its technology, if approved for marketing, will ever achieve market acceptance. These products, if successfully developed, will compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any of these products will depend on the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods, and reimbursement policies of government and third-party payers. The Company can make no assurance that physicians, patients or the medical community in general will accept and utilize any of these products, and the lack of such market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

Uncertainties Associated with the Timing of Submission and Approval of a Biologics License Application for OvaRex(R) MAb

      The Company's development program for its lead product, OvaRex(R) MAb, to date has been focused on North America, a territory now under the control and implementation of Unither. The program has been designed to lead to an initial filing with the United States Food and Drug Administration ("FDA") of a Biologics License

Application ("BLA") for the purpose of obtaining approval to market the product in the United States. A BLA filing is extensive and includes, among other things, detailed information regarding the design, conduct and results of preclinical and clinical testing, the composition, synthesis and manufacture of the product, and such other information and/or analyses as may be requested by the FDA in support of the BLA. The timing of the filing of the BLA may be impacted by, among other things, the sufficiency of results and data from ongoing and completed clinical trials, the satisfactory completion of ongoing development and manufacturing requirements and requests by the FDA for additional information and data to support the filing.

      The Company can make no assurance that the ongoing and planned clinical trials of OvaRex(R) MAb will provide sufficient data for such a filing. Further, Unither and the Company are evaluating the potential use of alternative manufacturers or sources, including Unither's own manufacturing in a start-up facility, for the production of commercial consistency lots necessary to complete the BLA filing. The Company can make no assurance that delays will not be encountered in the remaining product development and manufacturing activities required for regulatory filings. Also, the Company can make no assurance that the FDA will not request additional information or data to support such filings. For example, a delay in the filing of the BLA will impact the timing of the FDA's review of the application and approval for marketing of the product and, if approved, the timing of commercialization of the product. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations.

Uncertainty Associated with Preclinical and Clinical Testing

      Clinical trials of the Company's products are presently being conducted by Unither in North America. The Company believes that additional clinical trials are necessary to confirm the efficacy of OvaRex(R) MAb. As a result, while the results reported to date from trials with OvaRex(R) MAb are encouraging, the Company can make no assurance that OvaRex(R) MAb or its other products will demonstrate a therapeutic benefit in the treatment of cancer patients that would be sufficient for obtaining regulatory approval.

      Before obtaining regulatory approvals for the commercial sale of any of the Company's potential new products, the products will be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. Results of the initial preclinical and clinical testing of products under development or any interim analyses of clinical trials are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical and clinical testing. Furthermore, the Company can make no assurance that clinical trials of products under development will be completed or will demonstrate the safety and efficacy of such products at all or to the extent necessary to obtain regulatory approvals. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development could delay or prevent regulatory approval of such product.

      The rate of completion of clinical trials depends on, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in future clinical trials may result in increased costs and delays in the completion of the product development programs.

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

      Any future FDA, TPP, EMEA or other governmental approval of products developed by the Company and/or its collaborators may entail limitations on the indicated uses for which such products may be marketed.

Approved products may be subject to additional testing and surveillance programs as required by regulatory agencies. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing.

      The effect of governmental regulation may be to delay marketing the Company's products for a considerable period of time, to impose costly requirements on the Company's activities or to provide a competitive advantage to other companies that compete with the Company and/or its collaborators. Adverse clinical results could have a negative impact on the regulatory process and timing. A delay in obtaining or failure to obtain regulatory approvals could adversely affect the marketing of the Company's products and the Company's and/or its collaborators' liquidity and capital resources. In addition, future legislation or administrative action may result in governmental regulations adverse to the Company. The Company cannot predict the potential adverse effect on its business of any governmental regulation that may arise from future legislation or administrative action.

      To date, the Company has submitted (and is now transferring to Unither) Investigational New Drug Applications ("INDs") to the TPP and FDA for OvaRex(R) MAb and to the FDA for BrevaRex(R) MAb, but has not submitted such documentation for other products currently under development. The Company can make no assurance that it, or Unither, will obtain regulatory approval to commercialize OvaRex(R) MAb and BrevaRex(R) MAb, or that it, or Unither, will be in a position to file the regulatory applications for its future products.

      The Company has developed in conjunction with the FDA a clinical plan to study the comparability of cell culture-based OvaRex(R) MAb with its current ascites-based material, which Unither has now undertaken. The Company can make no assurance that the establishment of a clinical development plan or program in conjunction with regulatory authorities will result in such plan or program being sufficient for obtaining regulatory approval of a product upon submission of a licensing application. The insufficiency of a program could delay or prevent regulatory approval of any such product.

Lack of Product Revenues; History of Losses

      To date, the Company has not recorded any revenues from the sale of biopharmaceutical products and there can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company has accumulated net losses of approximately $95.7 million to December 31, 2001. The Company anticipates that it will continue to incur significant operating losses as it and its collaborators advance its products through development and clinical trials to commercialization. The amounts and timing of expenditures will depend on the progress of ongoing research and development, the results of preclinical testing and clinical trials, the rate at which operating losses are incurred, the execution of any additional development and licensing agreements with collaborators, the Company's development of additional products, the FDA, TPP, EMEA and other regulatory processes and other factors, many of which are beyond the Company's control.

      The Company does not expect to receive revenues from commercial sales of its new products for the next few years, if at all. The Company expects to continue to incur losses unless and until such time as strategic alliance payments and royalty payments generate sufficient revenues to fund its continuing operations. The ability of the Company to achieve profitability in subsequent years depends upon, among other things, successfully completing preclinical, clinical and product development efforts and obtaining regulatory approval for its products. The development of the Company's products will require the commitment of substantial resources to conduct the time-consuming development of products to meet market and regulatory requirements and to establish strategic relationships for production capabilities. The Company can make no assurance that it will generate any revenues or achieve profitability.

      The Company believes that its available cash, cash equivalents and short-term investments and interest thereon, including the proceeds from United's purchase of Common Shares of the Company in April 2002, and assuming the exercise of the Warrant and the purchase of the Second Debenture by United, should be sufficient to finance its operations and capital needs into 2003. If United does not exercise the Warrant and purchase the Second Debenture, the Company believes that its available cash, cash equivalents and short term investments and interest earned thereon should be sufficient to finance its operations into the third quarter of 2002. Beyond that, the Company intends to rely on cash, if any, generated from licensing revenues, collaborative agreements and other capital-raising activities which will be highly dependent on the Company's successful development and commercialization of its products. The Company can make no assurance that these products will be successfully developed or commercialized or that the underlying assumed levels of expenses will prove to be accurate.

Reliance on Strategic Relationships with Unither and Other Third Parties

      The Company is a party to collaborative agreements with third parties relating to OvaRex(R) MAb and its other products. Under these collaborations, depending on the structure of the collaboration, the Company is dependent on its collaborators to fund, to conduct clinical trials, obtain regulatory approvals for, and manufacture, market and sell products using our technology. The Company's collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products.

      The Company's future success is dependent on the development and maintenance of strategic relationships. The Company intends to seek to enter into additional strategic relationships with collaborators to commercialize products and to participate in and continue to finance the later stage clinical development of products. If the Company cannot maintain its existing collaborations or establish new collaborations, it would be required to terminate the development and commercialization of products or undertake product development and commercialization activities at its own expense.

      In April 2002, the Company entered into an exclusive license agreement with Unither for the development and commercialization of OvaRex(R) MAb and four other monoclonal antibodies worldwide, with the major exception of member nations of the European Union and certain other countries. The Company has also entered into agreements with three pharmaceutical/biotechnology companies to establish joint ventures or collaborations to commercialize its products in local foreign markets. See "Item 4: Information on the Company - Strategic Alliances and License Agreements." The Company intends to enter into similar arrangements in other geographic locations in Northern Europe.

      If the Company fails to enter into strategic relationships for development of products on terms favorable to the Company or if these collaborators fail to effectively complete the clinical trials, the regulatory approval of the Company's products may be delayed, and any such delay may have a materially adverse effect on the Company's results of operations and business. The Company may also rely on collaborators to market its products. If the Company fails to enter collaborations or if its collaborators fail to effectively market the Company's products, the Company may lose the opportunity to successfully commercialize the products. The Company can make no assurance that it will be able to enter additional collaborations on terms that are acceptable to the Company.

      The Company and its collaborators do not manufacture antibodies or fill vials, and will seek to enter into agreements with third parties to manufacture its antibodies (or alternatively, to consider direct manufacturing) and to fill vials. Pursuant to the Draximage Alliance Agreement referred to in "Item 4:
Information on the Company - Strategic Alliances and License Agreements - Draximage Inc.", Draximage Inc. has filled OvaRex(R) MAb vials for clinical trials and could have certain contingent rights with respect to the manufacture and/or marketing in Canada of the OvaRex(R) MAb drug for commercial purposes. In addition, Unither is now working with other vendors to fill OvaRex(R) MAb vials. The Company previously worked with Lonza Biologics plc ("Lonza") on the production of cell culture-based OvaRex(R) antibody and has subsequently transferred its proprietary cell culture manufacturing processes and the development responsibilities to Abbott Laboratories. The Company and Unither are evaluating a potential transfer (or alternatively to consider direct manufacturing) of such processes and responsibilities to a new commercial manufacturer that could conduct manufacturing for Unither and the Company's other collaborators. The Company can make no assurance that delays will not be encountered in the remaining product development and manufacturing activities required for regulatory filings for OvaRex(R) MAb, or that Unither's manufacturing decisions would be appropriate for the Company and its other collaborators. Also, if long-term arrangements for the production of OvaRex(R) MAb and other antibodies cannot be entered into, the Company may experience delays in the development and commercialization of its products. In addition, if these contract suppliers fail to perform under the terms of the agreement, the Company may incur significant costs.

      Scaling-up production and producing multiple consistency lots of cell culture-derived materials will enable the Company and Unither to further pursue regulatory approval and commercialization of OvaRex(R) MAb. Such regulatory approval and commercialization is dependent upon the Company's and Unither's ability to achieve such improvements in production.

      The Company also relies on a number of alliances and collaborative partnerships for the development of its products. The Company cannot guarantee that these relationships will continue or result in any successful developments. See "Item 4: Information on the Company - Strategic Alliances and License Agreements".

Manufacturing and Marketing

      The Company has limited experience in manufacturing biopharmaceuticals. The Company and its collaborators intend to rely primarily on contract manufacturers to produce antibodies and other components of its products for research and development, preclinical and clinical trial purposes. The Company and Unither may select contract manufacturers or may establish and validate its own manufacturing facilities. The Company's products have never been manufactured on a commercial scale, and the Company can make no assurance that its products can be manufactured at a cost, in quantities, or in a timeframe necessary to make them commercially viable. If the Company or Unither are unable to contract or manufacture a sufficient supply of required products and substances on acceptable terms, or the Company or Unither should encounter delays or difficulties, the Company's preclinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, contract manufacturers that the Company may use must continually adhere to current Good Manufacturing Practices ("cGMP") regulations enforced by the FDA through its facilities inspection program. If the facilities of such manufacturers or Unither cannot pass a pre-approval plant inspection, the FDA premarket approval of the Company's products will not be granted.

      The Company currently has no sales, marketing or distribution experience. The Company intends to rely on its current and future collaborators to market its products; however, the Company can make no assurance that its collaborators have effective sales forces and distribution systems. If the Company is unable to maintain or establish such relationships and is required to market any of its products directly, the Company will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The Company can make no assurance that it will be able to maintain or establish such relationships with third parties or develop in-house sales and distribution capabilities. To the extent that the Company depends on its collaborators or third parties for marketing and distribution, any future revenues of the Company will depend upon the efforts of such collaborators or third parties, and the Company can make no assurance that such efforts will be successful.

Competition

      Technological competition in the pharmaceutical industry is intense. There are many companies and institutions, both public and private, including pharmaceutical companies, chemical companies, specialized biotechnology companies and research, government and academic institutions, that are engaged in developing synthetic pharmaceuticals and biotechnology products for human therapeutic applications, including the applications targeted by the Company. The Company may have to compete with these competitors to develop products aimed at treating similar conditions. Many of these competitors have substantially greater resources than the Company. The Company can make no assurance that developments by others will not render its products or technologies non-competitive or adversely affect the commitment of the Company's commercial collaborators to the Company's programs.

      The pharmaceutical industry is also characterized by extensive research efforts and rapid technological change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. Competitors of the Company may use different technologies or approaches to develop products similar to products which the Company is seeking to develop, or may develop new or enhanced products for processes that may be more effective, less expensive, safer or more readily available before the Company obtains approval of its products. The Company can make no assurance that its products will compete successfully or that research and development by competitors will not render the Company's products obsolete or uneconomical.

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

      The patent protection afforded to biotechnology and pharmaceutical firms is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the breadth of claims allowed in such cases, or the degree of protection afforded under patents. These issues are further complicated in this field by the abundance of publications and/or prior art, including publications by the Company. Thus, while the Company believes that its proprietary information is protected to the fullest extent practicable, the Company can make no assurance that (i) additional patents will be issued to the Company in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge the Company's patent protection or that such challenges will not be successful, (iii) processes or products of the Company do not or will not infringe upon the patents of third parties, or (iv) the scope of patents that may be issued to the Company will successfully prevent third parties from developing similar and competitive products. The Company cannot predict how any patent litigation will affect the Company's efforts to develop, manufacture or market its products. The cost of litigation to uphold the validity and prevent infringement of any patents issued to the Company may be significant.

      The products being developed by the Company also incorporate technology and processes that will not be protected by any patent and are capable of being duplicated or improved upon by competitors. Accordingly, the Company may be vulnerable to competitors, which develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company. In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. The Company can make no assurance that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If the Company does not obtain any required licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around any relevant patents, or it could find that the development, manufacture or sale of products requiring any required licenses could be foreclosed.

      The Company can make no assurance that its patent applications will further mature into issued patents, or will afford legal protection against competitors, or will provide significant proprietary protection or competitive advantage. In addition, the Company can make no assurance that its patents will not be held invalid or unenforceable by a court, infringed or circumvented by others or that others will not obtain patents that the Company would need to license or circumvent. Competitors or potential competitors may have filed patent applications or received patents, and may obtain additional patents and proprietary rights relating to the products or processes competitive with the products and processes of the Company.

Key Personnel

      The Company is highly dependent on its senior officers, scientific personnel, consultants and management staff, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the Company's success. The Company can make no assurance that it will be able to attract and retain qualified individuals currently or in the future on acceptable terms, or at all, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

Product Liability and Insurance

      The testing, marketing, sale and use of products under development by the Company may entail risk of product liability. Such risk exists in human clinical trials and even with respect to those products that receive regulatory approval for commercial sale. The Company can make no assurance that it can avoid significant product liability exposure. The Company currently has in place product liability insurance for its biopharmaceutical products and expects that as it expands, the Company will require additional insurance. The Company can make no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its biopharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or recall a product could have a material adverse effect on the business, financial condition and future prospects of the Company.

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

Issue of Additional Common Shares and Preferred Shares

      The Company's Board of Directors may issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in one or more series, without any vote or action by the Company's shareholders. If the Company issues any additional Common Shares or any Preferred Shares, the percentage ownership of existing shareholders may be reduced and diluted. In addition, the Company's Board of Directors may determine the price, rights, preferences, privileges and restrictions, including voting, dividend and conversion rights, of the preferred shares and determine to whom they shall be issued. There are currently no preferred shares outstanding. However, the rights of the holders of any preferred shares that may be issued in the future may be senior to the rights of holders of Common Shares, which could preclude holders of Common Shares from receiving dividends, proceeds of a liquidation or other benefits. The issuance of Preferred Shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire control of the Company by, for example, discouraging an unsolicited acquisition proposal or a proxy contest, the effect of which may be to deprive the Company's shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Company.

ITEM 4:  INFORMATION ON THE COMPANY

COMPANY OVERVIEW

      The Company is a corporation amalgamated under the laws of the Province of Alberta, Canada, which was incorporated in 1995. The registered office of the Company is located at 1900, 715-5 Avenue SW, Calgary, Alberta, T2P 2X6. The executive offices of the Company are located at 610 Lincoln Street, Waltham, Massachusetts 02451, and its telephone number is (781) 672-0138.

      The Company is engaged in the research, development and commercialization of foreign antibodies that activate the immune system for the treatment of certain cancers and other illnesses. The Company's proprietary expertise involves the use of foreign monoclonal antibodies as antigen-binding agents that can alter patients' immune system responses in a therapeutically beneficial manner. While its technology has been developed in the cancer field to date, the Company also believes that its platform can be applied to other disease areas.

      The Company's products are murine monoclonal antibodies ("MAbs") developed by the Company's scientists or licensed to the Company. Based upon preclinical and clinical studies to date, AltaRex believes that these MAbs can be used to complement and/or supplement conventional cancer therapies. The Company believes that its MAb products can elicit immune responses that are capable of killing cancer cells without impacting healthy cells.

      The Company's MAbs are administered intravenously in low dose to target and bind to a specific tumor associated antigen in circulation. The antibody-antigen complex can "reprogram" the immune system to recognize "self" antigens as "foreign", thereby triggering immune system attack on both antigen and tumor. These immune responses employ both arms of the immune system (humoral and cellular). The Company believes that its foreign antibodies enhance the ability of the human immune system to produce its own anti-tumor response.

      The Company has been granted two patents by the United States Patent and Trademark Office including an OvaRex(R) patent that covers the Company's novel technology of administering a low-dose foreign antibody to any patient whose cancer expresses the target antigen, thereby activating an anti-tumor response unique to that individual. In more general terms, the Company has discovered a patented method to enable any particular cancer patient to develop the natural ability to fight their own disease. The Company has 17 patent applications pending in the United States related to its technology. Most of these patent applications have been or will be the subject of corresponding international patent applications.

      On April 17, 2002, the Company entered into a license agreement with Unither for the development of OvaRex(R) MAb and the Company's four additional monoclonal antibodies for the treatment of certain cancers. Under the terms of this agreement, Unither received exclusive rights for development and commercialization of the five cancer antibody products worldwide, with the exception of rights retained by the Company to member nations of the European Union and certain other countries where previous agreements exist. As of the date of the agreement, Unither assumed responsibility for the costs of clinical trials, manufacturing and other development and commercialization expenses for each product in the licensed territories. Unither will pay to the Company development milestone payments and royalty fees from product sales. Pursuant to the agreement, in May 2002, about one-half of the Company's employees (those involved in the clinical development, manufacturing and regulatory aspects of the OvaRex(R) MAb development program) became employees of Unither.

      The Company continues to work with its collaborators in Southern Europe and the Middle East, Dompe Farmaceutici, Medison Pharma and Genesis Pharma, with respect to a previously established profit-sharing licensing agreement with Medison Pharma and memoranda of understanding with Dompe Farmaceutici and Genesis Pharma for territories that include Italy, Austria, Switzerland, Spain, Portugal, Israel, Greece, Turkey and Israel. The Company is seeking a collaborator(s) for Northern Europe, a market that represents an almost equal number of ovarian cancer patients as North America.

      OvaRex(R) MAb (oregovomab), in phase II/III clinical study for the treatment of late-stage ovarian cancer, is the most advanced of five cancer antibodies in development. The Company has also completed a phase I safety and dose ranging clinical trial of BrevaRex(R) MAb without apparent toxicity.

       OvaRex(R) MAb targets a tumor-associated antigen known as CA125, which is expressed in greater than 80% of ovarian cancer patients with late-stage disease. Over 500 ovarian cancer patients have participated in six comprehensive OvaRex(R) MAb clinical trials across North America and Germany. Clinical results demonstrate an increase in time to relapse and/or prolonged survival, coupled with a benign safety profile for OvaRex(R) MAb. Results from five of six OvaRex(R) MAb studies have been reported, including results from the Company's largest study in 345 ovarian cancer patients in "watchful waiting", the period of disease remission following first-line treatment of surgery and chemotherapy. These clinical results demonstrate a six- to ten-month prolongation in time to disease relapse for OvaRex(R) MAb-treated patients (vs. placebo) in well-defined populations of 29%-48% of the 345 patients in the study. These well-defined populations also demonstrate a 19%-41% reduced risk of relapse for OvaRex(R) MAb patients (vs. placebo). A decreased risk of relapse of 20%-25% is generally considered clinically significant by practicing physicians.

      OvaRex(R) MAb has received both Orphan Drug and Fast Track designations by the FDA. The designations provide the potential for expedited regulatory review and accelerated approval. Unither will determine the timeline for OvaRex(R) regulatory submission for their licensed territories and AltaRex, for the remaining territories. The Company, Unither and its expert advisors believe that the composite of clinical data has established a target population and dosing regimen for a confirmatory trial to the reported results of the lead 345-patient trial which will be conducted by Unither as part of their OvaRex(R) registration plan as appropriate following a program review with the FDA. A similar plan is under evaluation for Europe.

      The Company has also developed, in conjunction with the FDA, a plan to demonstrate comparability between the ascites-based manufactured product used in clinical trials and a state-of-the-art low-cost protein-free cell culture-based manufactured product for commercial purposes. This testing involves a 24-patient pharmacokinetic study, recently completed for enrollment, to demonstrate safety and immunology data from patients who receive either cell culture-based or ascites product. Under European comparability procedures, the United States comparability plan could suffice; nonetheless the Company is planning with existing and potential European collaborators the conduct of cell culture-based efficacy trials if necessary. The pharmacokinetic study is expected to be completed for primary analysis in the second quarter of 2002. The Company and Unither are working with Abbott Laboratories, and may engage alternative manufacturers or consider manufacturing on its own, to produce the necessary commercial consistency lots that will be required to initiate regulatory filings in both North America and Europe.

BUSINESS STRATEGY

      The key elements of the Company's strategy are to:

      - Focus on securing a northern European collaboration for OvaRex(R) MAb and its other products;

      - Strategically interface United's North American OvaRex(R) MAb development strategy with the Company's European Union development strategy for timely commercialization on a global basis; and

      - Further develop the breadth and application of the Company's technology platform involving the use of murine antibodies as immunotherapeutics:

            - strengthen and broaden patent protection for the Company's intellectual property and novel technology platform; and

            - through strategic relationships with third parties, pursue the application of the Company's technology to other diseases.

MARKET FOR CANCER THERAPEUTICS

      Overall, the annual costs for cancer in the United States (2000) are estimated by the National Institute of Health at over U.S.$180 billion which includes U.S.$60 billion for direct medical costs, U.S.$15 billion for morbidity costs (loss of productivity) and U.S.$105 billion for mortality cases.

      The world market for cancer therapeutics was estimated at more than $15 billion in 1998 (BioSpace Cancer Primer, June 2000) and is expected to increase significantly from aging populations and the development of new products.

      According to the American Cancer Society, approximately one out of every two American men and one out of every three American women will have some type of cancer at some point during their lifetime, with the majority (80%) of cancers occurring in people over the age of 55. It is anticipated that as the population continues to age, cancer treatment will likely become the single largest health care expenditure in the United States and other industrialized nations.

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

      The potential market for antibody-based therapies in the management of advanced cancer has rapidly expanded, as evidenced by the acceptance of IDEC Pharmaceuticals Corp.'s Rituxan(R) (rituximab) for the treatment of non-Hodgkin's lymphoma and Genentech Inc.'s Herceptin(R) (trastuzumab) for the treatment of certain breast cancers. Rituxan(R) first-year sales surpassed U.S.$150 million, and increased to U.S.$818 million by year four (2001). Herceptin(R) first-year sales also surpassed U.S.$150 million and reached U.S.$346 million by year three (2001).

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

ALTAREX'S ANTIBODIES AS AN IMMUNOTHERAPEUTIC APPROACH TO CANCER

      The Company's technology approach is to generate products that alter the way antigens are processed by the immune system and to make the immune system recognize and attack tumors. Therapeutic candidates that have been advanced to date by the Company include a series of foreign (murine) monoclonal antibodies specific for tumor associated antigens that are shed or secreted into the circulation. The original premise for the therapeutic mechanism of action was induction of the idiotype network, or the theory revolving around the generation of antibody responses to antibodies in a cascade. Subsequent research by the Company has found that, although evidence for the idiotype network exists, it appears not to be the dominant mechanism of action.

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

      The Company has shown that the MAb B43, the primary component of OvaRex(R) MAb, has a high degree of specificity to the TAA CA125, an antigen over-expressed by over 80% of ovarian cancer patients. The Company has developed murine MAbs that have specificity for TAAs associated with seven of the ten most lethal forms of cancer in the United States. In addition, the Company has announced a collaboration with Epigen Inc. ("Epigen"), for the development of antibody-based treatments for cancers associated with the human carcinoma antigen ("HCA"), subject to demonstrating proof-of-principle using the Company's proprietary dendritic cell assay and the Company's proprietary technology (see " -- Strategic Alliances and License Agreements -- Epigen, Inc.").

      The Company believes that its approach to immunotherapy may provide the following advantages over conventional approaches to immunotherapy:

      - The Company's approach uses a foreign (murine) antibody to a single epitope of a multi-epitopic TAA that induces the immune system to mount its own generalized anti-tumor response to multiple epitopes of the TAA. The technology mobilizes an immune response that is not restricted by selection of idiotype or vaccine fragment;

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

THE COMPANY'S PRODUCTS

      The Company has established a portfolio of five cancer antibodies for initial therapeutic product development. Unither will now conduct ongoing product development in its licensed territories, pursuant to the License Agreement, and the Company and its current and planned collaborators will similarly conduct product development for the European Union and certain other countries. See " -- Strategic Alliances and License Agreements". The first and most advanced of these product candidates is OvaRex(R) MAb for the treatment of late stage ovarian cancer patients with tumors expressing the TAA CA125. Other products in development include BrevaRex(R) MAb (for tumors expressing MUC1), AR54 MAb (for tumors expressing TAG72), ProstaRex(TM) MAb (for tumors expressing
PSA) and GivaRex(TM) MAb (for tumors expressing CA 19.9).

   OVAREX(R) MAB OVERVIEW

      In the United States, Canada and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract. It is estimated that in the United States, approximately 23,000 new cases of ovarian cancer were diagnosed and approximately 14,000 women will die from this disease annually (American Cancer Society, 2000 Cancer Facts & Figures). An almost equal number of new (incidence) and existing (prevalence) cases occur in Europe.

      Although detection of ovarian cancer at an early stage is now associated with an improved chance for curative treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests that could increase the number of patients diagnosed at the early stage of their disease. Consequently, in approximately three-quarters of diagnosed patients, the tumor has already progressed to an advanced stage (Stage III or IV), making treatment much more difficult. Of these Stage III and IV patients, more than 80% express the tumor associated antigen CA125.

      The therapeutic approach prescribed for those patients whose tumors have progressed to an advanced stage consists of surgery (debulking) in combination with adjuvant chemotherapy, which improves the patient's prognosis, particularly if the residual tumor is smaller than two centimeters in diameter. Despite the high rate of patients whose advanced stage cancer enters into clinical remission, 90% of them will eventually suffer a recurrence of their disease. (Hoskins et al., Journal of Clinical Oncology, October 1992).

      Those patients who either have residual tumors larger than two centimeters or are left with progressive disease, or a no change situation after first-line chemotherapy, have a particularly poor prognosis. These individuals typically require additional chemotherapy within a period of only a few weeks or months. Second-line chemotherapy, however, suffers from a lack of suitable therapeutic agents as the tumors can become chemo-resistant due to their inherent heterogeneity and adaptability to preceding first-line treatment.

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

      OvaRex(R) MAb uses a murine MAb having a high degree of specificity to a TAA (CA125) over-expressed by the majority of late stage ovarian cancer patients. The Company believes that the product acts as an immunotherapeutic agent by inducing or amplifying the human body's immune response against ovarian cancer.

This response is characterized by a cascade of events involving the production of specific antibodies and cytotoxic T-cells in the body, which target the tumor cells. The Company believes that this combination of humoral and cellular immune responses account for the observed improvement in the clinical outcome of patients receiving the OvaRex(R) MAb.

   OVAREX(R) MAB REGULATORY APPROVAL STRATEGY

      In 1996, the Company received Orphan Drug status from the FDA for OvaRex(R) MAb for the treatment of ovarian cancer and has a similar application pending for the European Union. In 1998, the FDA designated OvaRex(R) MAb as a Fast Track development program for treatment of ovarian cancer in-patients following primary treatment with surgery and chemotherapy.

      Generally, the FDA approves the marketing of a drug based on adequate and well-controlled trials. The FDA also has regulations that are intended to expedite the development, evaluation and marketing of a new drug used for the treatment of serious diseases for which there is no other satisfactory treatment. In appropriate circumstances, the FDA may, in its discretion, approve the marketing of a drug based on one adequate and well-controlled trial, if supported by information from other related adequate and well-controlled studies or if the trial is a single multi-center trial. Fast Track designation makes a product eligible for consideration for a number of programs, including meeting with the FDA to discuss research protocol design and the possibility that the marketing of the product may be approved immediately after the conclusion of phase II studies. As a result of the FDA Modernization Act of 1997 ("FDAMA"), products can receive Fast Track designation from the FDA if they meet an inadequately addressed medical condition or unmet medical need and can also receive accelerated approval based on a surrogate endpoint that is reasonably likely to predict clinical benefit. Approval may be subject to the requirements that the sponsor conduct appropriate post-approval studies and submit all promotional materials related to the Fast Track product at several different points in time. Full and accelerated (involving a surrogate endpoint with a follow-on commitment for post-approval trials) approvals for other cancer agents have been granted by the FDA on the basis of both phase II and phase III studies. The primary criteria for FDA accelerated review is the meeting of an inadequately addressed medical condition(s) or unmet medical need(s), either on the basis of efficacy or improved safety. FDA provisions also allow for accelerated approval of a product based on a surrogate endpoint. Similar regulations exist in Canada and the European Union and in other parts of the world.

      With consideration for previous FDA and EMEA practice regarding these various regulatory alternatives, the Company and Unither are now reviewing the overall OvaRex(R) MAb program to date and intend to seek input from the FDA and EMEA for the purpose of establishing registration plans for OvaRex(R) MAb. For North America, Unither is expected to design and implement a confirmatory randomized clinical study (presumably phase III) to the recently reported primary results of the Company's lead 345-patient phase IIb study. Similarly, the Company and its other collaborators will address the registration plans for non-Unither territories.

      See "Item 3:  Risk Factors - Reliance on Strategic Relationships".

   EARLY RETROSPECTIVE CLINICAL EXPERIENCE (RECURRENT DISEASE) WITH OVAREX(R)
MAB

      An earlier formulation of OvaRex(R) MAb was administered to more than 200 patients in Germany for imaging purposes. Of the patients who received the imaging antibody, about 50% were evaluated for an immunological response to OvaRex(R) MAb. The principal investigators observed that following the administration of the imaging antibody, particularly in those patients who received more than one dose, the patients developed a clinical response to treatment characterized by what appeared to be unusually long survival times.

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

   CURRENT TRIALS WITH OVAREX(R) MAB

      345-Patient Double Blind Placebo-Controlled Trial in Watchful Waiting

      Based on the encouraging results obtained in the early retrospective analysis and a subsequent substantial body of evidence based on immunological laboratory research, the Company initiated a prospective multi-center double-blind placebo-controlled North American clinical trial with late stage ovarian cancer patients following primary therapy ("watchful waiting") to evaluate the clinical utility of OvaRex(R) MAb. As of January 31, 2000, this trial was completely enrolled with 345 patients participating. This trial completed for primary endpoint analysis in the third quarter of 2001. As part of the overall analysis of this lead, designated pivotal trial, and without compromising the trial's "blinded" nature, the Company conducted an interim analysis on the first 252 patients (of 345 total enrolled) who had an opportunity to receive three doses of OvaRex(R) MAb as of August 1999. The statistical analysis of this interim data set was conducted using the Cox proportional hazard model, a method that adjusts the data set to control for differences between OvaRex(R) MAb and placebo treated patients and for differences within each patient population. The interim analysis indicated that circulating levels of CA125 prior to first dose of treatment (OvaRex(R) MAb or placebo) is a strong predictor of patients projected time to relapse (TTR), the primary endpoint of the trial.

      In January of 2002, the Company announced final results of the primary analysis of this trial. TTR, the primary endpoint of the trial, was determined by the clinical investigators and subsequently evaluated further by an EMB. The results reported reflect the EMB determinations, although they were consistent with those of the investigators.

      The results of the overall analysis of all 342 treated patients did not reveal a significant difference in TTR between active and placebo treatment, the primary endpoint evaluation. Further analysis did reveal that the results were discordant in the United States and Canadian studies, which together comprised the overall phase IIb trial as accepted by the FDA. After a quality review of dosing, data management, medical practices and risk factors for early relapse, it was determined that there was a single predominant difference accounting for the results between the United States and Canada: Canadian patients were less optimally managed or had more severe disease than their United States counterparts prior to administration of study drug (OvaRex(R)MAb or placebo). Accordingly, an analysis of U.S. patients who had received at least four doses of OvaRex(R) MAb or placebo and who had a median or greater level of CA125 at initiation of OvaRex(R) MAb or placebo treatment resulted in a statistically significant difference (p=0.055) between OvaRex(R) MAb treatment as compared with placebo (non-significant in Canada).

      The Company subsequently re-analyzed the combined phase IIb trial results on the basis of certain pre-defined risk factors. Major risk factors impacting outcome included residual tumor following primary surgery, CA125 levels prior to the third cycle of primary chemotherapy, and CA125 levels at the initial dose of OvaRex(R) MAb. These new analyses involved the most impactful prognostic factors and demonstrated a six- to ten-month prolongation in time to disease relapse for OvaRex(R) -treated patients (as compared to placebo) in 29%-48% of the 345 patients in the study. These well-defined populations demonstrated a 19-41% reduced risk of relapse for OvaRex(R) patients (as compared to placebo). A decreased risk of relapse of 20-25% is generally considered clinically significant by practicing physicians.

      Importantly, OvaRex(R) MAb treatment in all trials, including the 345-patient study, demonstrates a benign safety profile and no diminution of quality of life as compared with placebo (in two double-blind placebo-controlled trials) with a validated quality of life instrument.

      In summary, the analysis of the 345-patient phase IIb study demonstrated clinical benefit in the OvaRex(R) MAb treatment group in populations characterized by available CA125 antigen coupled with a more indolent set of risk factors. These analyses are important for considering the broadest enrollment criteria for a confirmatory randomized study to be conducted by Unither for its territories and by the Company and its other collaborators in

Europe, and have identified a well-defined population characterized by an unmet medical need coupled with a highly favorable OvaRex(R) MAb risk to benefit profile.

      55-Patient Double Blind Placebo-Controlled Trial in Late Watchful Waiting

      The Company has also completed a small double-blind placebo-controlled phase II trial in an ovarian cancer population in late "watchful waiting". Unlike patients in the lead 345-patient trial, those involved in this study were in "biochemical relapse" on entry into the study, as defined by elevated CA125 levels but no measurable tumor. This supportive and well-controlled 55-patient trial was completed for primary endpoint analysis (time to disease relapse, immune responders vs. non-responders, p<.001), with results first released in July 2001. In light of the findings from the 345-patient study, the Company undertook new analyses of time to disease relapse from its 55-patient controlled trial, and reported these findings in March 2002. Consistent with the results of the 345-patient trial in the well-defined group referred to above, and when taking into consideration risk factors associated with early relapse, there is a demonstrable but not significant benefit associated with OvaRex(R) MAb treatment (10.8 months for OvaRex(R) versus 6.9 months for placebo). While this outcome is not statistically significant (largely due to smaller trial size), it demonstrates consistency and the Company expects it should provide a positive contribution to the integrated analysis for regulatory approval of OvaRex(R) MAb.

      102-Patient Controlled Trial in Watchful Waiting

      The Company announced initial results from a 102-patient OvaRex(R) dosing regimen study in the same population as the lead 345-patient trial in May 2002. In this study, three dosing regimens are being compared for immune responder time to relapse and safety, including the dosing regimen used in the 345-patient study. Results to date indicate that the dosing schedule used in the 345-patient study is optimal for generating humoral and cellular responses.

      Open Label Recurrent Disease Trials

      The management of patients who are outside the well-defined populations, generally patients who are less responsive or refractory to primary therapy or those who have relapsed disease, may necessitate the use of OvaRex(R) in conjunction with other therapeutic modalities. Favorable preliminary data on the clinical application of OvaRex(R) concurrent with chemotherapy in an open trial (20 patients) in relapsed disease was presented in March 2002. In this study, OvaRex(R) T cell responders demonstrated a significant benefit over non-responders in time to disease progression (p<0.0001) and survival (p=0.008).

      The Company has conducted one other prospective open label phase II clinical trial as well as the retrospective German study in patients with more advanced, relapsed or chemotherapy refractory ovarian cancer. Generally, OvaRex(R) administration can induce robust immunity in the presence of tumor burden that can be maintained during subsequent chemotherapy, and the activity of chemotherapy can be preserved when administered concurrently with OvaRex(R) MAb.

   BREVAREX(R) MAB

      The Company is also developing a cancer therapeutic based on its platform technology for the treatment of MUC1 expressing cancers including multiple myeloma, lung and prostate cancer. Tumor marker MUCI, also known as CA15.3, is present in a specific form in a majority of individuals with multiple myeloma (Treon et. al., Blood, 1999).

      The Company completed a phase I trial of BrevaRex(R) MAb in 17 late-stage cancer patients with substantial tumor burden. In this trial, the Company monitored safety and immunological parameters. Treatment with BrevaRex(R) MAb was well tolerated and without significant treatment associated toxicity. In addition, immune responses were induced to both the antibody and the tumor associated antigen MUCI, to which BrevaRex(R) MAb is targeted. These immune responses are consistent with the Company's understanding of its proprietary mechanism for using a low dose foreign antibody to induce immunity in cancer patients. Further clinical study will be conducted as determined by Unither for the licensed territories and as resources allow for the Company for its territories.

   OTHER ANTIBODIES

      The relationship between a particular antibody and its associated target antigen, and overlap among antibodies and antigens is depicted in the following chart:

                           Company Antibody Platform

                                     % Patients Expressing Target Antigen(1)
                         ---------------------------------------------------------------
             Antibody:   BrevaRex(TM)   OvaRex(R)    AR 54   GivaRex(TM)   ProstaRex(TM)
Disease:     Antigen:       MUC1          CA125     TAG 72     CA19.9         PSA
----------------------------------------------------------------------------------------
Ovarian                     65%           97%        53%         --            --
Breast                      95%           14%        27%         --            --
Lung                        70%           33%        52%         --            --
Pancreas                    --            67%        38%         92%           --
Stomach                     --            --         55%         60%           --
Colorectal                  --            --         67%         58%           --
Prostate                    --            --         --          --            85%
----------------------------------------------------------------------------------------

      ----------------

      NOTE:

      (1)   Data in the above table are derived from the following sources:
            American Cancer Society, 2000 Cancer Facts & Figures; Montz, F.J. CA125, in Serological Cancer Markers (S. Sell, ed.), Humana Press, Totowa, 1992, 99. 417-427; Kenemans, P. et al. CA125 in Gynecological Pathology - a review, Eur. J. Obst. Gyn. Reprod. Biol. 49, 115-124, 1993; Hayes, D.F. et al. Clinical Applications of CA15-3, in Serological Cancer Markers (S. Sell, ed.), Humana Press, Totowa, 1992, pp. 281-307; Treon, S.P. et al. The MUC-1 epitope CA27.29 is expressed on myeloma cells, circulates at elevated levels and shows a relationship to disease activity in multiple myeloma patients. Blood, 2000, in press; Schlom, J. et al. TAG-72 as a Tumor Marker, in Serological Cancer Markers (S. Sell, ed.), Humana Press, Totowa, 1992, pp. 387-416; Thor, A. et al., J. Natl. Cancer Inst. 76, 995-1006, 1986; Gero, E.J., et al., J. Clin. Lab. Anal. 3,
            360-369, 1989; Lamerz, R. CA19-9, GICA (Gastrointestinal Cancer Antigen), in Serological Cancer Markers (S. Sell, ed.), Humana Press, Totowa, 1992, pp. 309-339; Ming Chu T. Prostate-Specific Antigen in Serological Cancer Markers (S.Sell, ed.), Humana Press, Totowa, 1992, pp. 99-115; Stenman, U.H. et al., Cancer Res. 51, 222-226, 1991; Christensson, A. et al., J. Urol. 150, 100-105, 1993.


OVERVIEW TO REGULATORY APPROVAL PROCESS

   Regulatory Requirements

      Regulations imposed by governmental authorities in Canada and the United States, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing and eventual marketing activities for the Company's proposed products. In Canada, these activities are regulated by the Food and Drug Act and the rules and regulations promulgated thereunder, which are enforced by the TPP of Health Canada. Drugs and biological products are subject to rigorous regulation by the FDA in the United States and by EMEA in Europe. The regulatory processes in Canada, the United States and Europe follow similar essential steps although timing and results may be different.

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

   Preclinical Evaluation

      The purpose of preclinical evaluation is essentially to determine the safety, pharmacokinetics and efficacy of a new drug in animals before it is administered to humans. The data collected during preclinical studies must be presented in the form of an IND application to the regulatory authorities in the country where clinical trials will be conducted. In the United States and Canada, unless otherwise notified, clinical trials may begin 30 days after the IND application is filed.

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

      Phase IIb (sometimes called phase II/III) trials can be undertaken for serious or fatal diseases and consist of well-controlled trials to evaluate efficacy (and safety) in patients with the disease or condition to be treated, diagnosed or prevented which may be deemed to be pivotal. Phase IIb trials can lead to both full and accelerated approval by the FDA of the product for commercial sale conditional upon the completion of subsequent post-market information studies. Phase IIb trials incorporate certain design and control features of phase III trials. If data collected from phase IIb trials is statistically significant, authorization for approval may be sought.

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

   REGULATORY APPROVAL

      Once phase III clinical trials (or in certain circumstances phase IIb clinical trials) have been completed, the applicant will compile all results, as well as all information concerning the product and its composition, synthesis, manufacture, packaging and labeling methods, for the purpose of obtaining approval to market the product. This application is known either as a New Drug Application ("NDA") or a Biologics License Application ("BLA") for a well-characterized biologic, such as a monoclonal antibody, or a combination of a Product License Application ("PLA") and an Establishment License Application ("ELA") for all other biologicals in the United States. Subsequently (or concurrently), an application can be made to Canada as a New Drug Submission ("NDS") and Europe as a Marketing Authorization Application ("MAA").

      Since drug manufacturing is also regulated, the applicant is required to ensure that it complies with cGMP's, which are quality standards that require the control of production activities, raw-material procurement, complaint management, product recalls, labeling and promotional material. In addition to these standards, which are common to all drugs, certain biologics are subject to ELAs and lot by lot release agreed to by FDA to ensure batch to batch comparability. In Europe, certain biologics are also subject to lot by lot release.

      In certain circumstances, the FDA may expedite the development, evaluation and marketing of new drugs used for the treatment of serious diseases for which there is no other satisfactory treatment by granting such programs a Fast Track designation. In Europe, the applicant may engage their rapporteur (on behalf of the applicant) to request expedited review of their application.

   ORPHAN DRUG STATUS

      Orphan Drug designation is designed to facilitate the introduction of drugs into the market in the United States for use in treating rare diseases or conditions. The disease must affect fewer than 200,000 patients in the United States. Upon obtaining marketing approval for the drug, the FDA will grant a period of seven years during which no approval will be given to a subsequent sponsor of the same drug product for the same indication. The only exception to this is if a competitor can show superiority of a second product which generally requires a head to head comparison. Written application for Orphan Drug status must be submitted to the Office of Orphan Drug Products Development of the FDA and must include documentation supporting the request for the particular indication. Orphan Drug designation also allows the manufacturer to apply for grants from the United States government to help defray the cost of the clinical testing of the drug in the United States and may allow for faster review of pending United States patent applications filed with the United States Patent and Trademark Office. The Company has received Orphan Drug status for OvaRex(R) MAb for ovarian cancer (prevalence of 191,000 patients, ACS SEER 1996-1999) in the United States.

      Written application for Orphan Drug designation for OvaRex(R) in Europe has been submitted to the EMEA. The submission must include: life-threatening or debilitating nature of the condition, medical plausibility of the proposed orphan indication, prevalence of the condition (less than or equal to 5 in 10,000) and that no satisfactory method of diagnosis prevention or treatment exists. Once the submission is validated for content, it is evaluated by the Committee for Orphan Medicinal Products (COMP). Upon completion of the evaluation and adoption of its opinion, the decision is reported to the EMEA and subsequently forwarded to the sponsor by EMEA.

   FAST TRACK DESIGNATION

      Fast Track designation is a result of the FDAMA and is intended to facilitate development and expedite review of drugs to treat serious and life-threatening conditions that fill an unmet medical need. It allows the FDA to approve a marketing application for a product that shows efficacy on either a defined clinical endpoint or a reasonably predictive surrogate endpoint. It also allows the FDA to review the marketing submission on a rolling basis, thereby shortening the review time. FDAMA also specifies FDA's ability to approve marketing applications based on one well-controlled trial if sufficient supporting data are available.

      In December 1998, the Company received FDA Fast Track designation for OvaRex(R) MAb for the treatment of late stage ovarian cancer in-patients following primary treatment with surgery and chemotherapy.

STRATEGIC ALLIANCES AND LICENSE AGREEMENTS

      As part of its business strategy the Company intends to seek to enter into strategic relationships with collaborators to commercialize products and to participate in and finance the later stage development of products. The Company's current alliances are described below.

   UNITED THERAPEUTICS CORPORATION

      The Company entered into the License Agreement with Unither, a wholly-owned subsidiary of United, for the development of five monoclonal antibodies that activate the immune system to treat cancer. Under the terms of the License Agreement, the Company has granted to Unither an exclusive, non-transferable (except in limited circumstances) royalty bearing license (the "License") throughout the world (other than the member nations of the European Union as of April 17, 2002 and other specified jurisdictions) to use the Company's intellectual property with respect to the five antibodies (the "Licensed Technology").

      The Company and Unither have agreed to work together for a period of up to 240 days commencing on April 17, 2002 (the "Initial Assessment Period") for the purposes of assessing all aspects of the development of the Licensed Technology conducted by or on behalf of the Company prior to April 17, 2002 and to develop solutions and strategies going forward with respect to all aspects of the successful development of the Licensed Technology. During the Initial Assessment Period, Unither will fund all reasonable and direct ongoing development costs incurred by either the Company or Unither in accordance with the License Agreement with respect to developing the Licensed Technology, according to a budget approved by Unither. If Unither does not provide written notice to the Company of its decision to proceed with the development of the Licensed Technology prior to the end of the Initial Assessment Period, then the Company may, in its discretion, terminate the License upon 15 days' advance written notice to Unither, unless Unither issues such notice of intention to the Company within that 15 day period. Upon 15 days' written notice to the Company at any time during the Initial Assessment Period, Unither may terminate the License.

      Unither has agreed to use commercially reasonable efforts to develop, market and commercialize such products in the licensed territory utilizing the Licensed Technology as Unither determines are commercially feasible, including the conduct of related research, development and pre-clinical and clinical trials and obtaining all necessary regulatory approvals. If Unither elects to proceed with the development of the Licensed Technology, the License will continue and Unither will be solely responsible for the development of the Licensed Technology, including the commercialization of the five antibodies in the licensed territory. In particular, Unither has agreed to pay the Company certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the Licensed Technology sold in the licensed territory. The Company has granted Unither a right of first refusal to any other technology developed by the Company for application in the field of cancer.

      Concurrently with the execution and delivery of the License Agreement, the Company and United entered into the Subscription Agreement pursuant to which United purchased 4,900,000 Common Shares of the Company at a price of U.S. $0.50 per share for total proceeds to the Company of U.S. $2,450,000. In addition, the Company issued to United the First Debenture in the principal amount of U.S. $50,000, which is convertible into 100,000 Common Shares at a price of U.S. $0.50 per share. The Company has also issued to United the Warrant to purchase 3,250,000 Common Shares at a price of U.S. $.50 per share. The Warrant may only be exercised in full and must be exercised on or before August 20, 2002. Pursuant to the Subscription Agreement, the Company granted to United the right to purchase the Second Debenture in the principal amount of U.S. $875,000. Subject to receipt of approval by the Company's shareholders, U.S. $441,690 of the principal amount of the Second Debenture is automatically convertible into 883,380 Common Shares upon the issuance of the Second Debenture. United's right to purchase the Second Debenture expires on August 14, 2002. If United does not exercise the Warrant on or before August 20, 2002 or does not purchase the Second Debenture on or before August 25, 2002, then the Company may terminate the License Agreement immediately upon written notice to Unither.

   GENESIS PHARMA, MEDISON PHARMA AND DOMPE FARMACEUTICI

      In June and July 2000, the Company announced the signing of memoranda of understanding with Genesis Pharma S.A. ("Genesis Pharma") and Medison Pharma Ltd. ("Medison Pharma"), respectively, to establish joint ventures for the commercialization of OvaRex(R) MAb and other cancer therapeutics of the Company. In April 2002 a definitive agreement was signed with Medison Pharma for the establishment of a joint venture covering the territories of Israel and the Middle East. The memorandum of understanding with Genesis Pharma covers the territories of Greece, Turkey, Cypress and the Balkans. Under the agreement contemplated by the memorandum of understanding with Genesis Pharma and the agreement with Medison Pharma, the Company would supply the joint venture entities with clinical drug supply while those entities would be responsible for any local development costs. Genesis Pharma and Medison Pharma would utilize their sales forces and provide infrastructure for distribution of the Company's products upon receipt of regulatory approval of such products. The resulting profits of the joint ventures from product commercialization would be shared equally by the parties. As part of these arrangements, the

Company issued 18,512 Common Shares to Medison Pharma and an affiliate and 18,750 Common Shares to principals of Genesis Pharma in August 2000, for aggregate gross proceeds of approximately $300,000.

      On November 15, 2000, the Company entered into a memorandum of understanding with Dompe Farmaceutici S.p.A. ("Dompe") to establish a strategic business alliance for the commercialization of OvaRex(R) MAb in a territory that includes Italy, Spain, Portugal, Switzerland, Austria and certain Eastern European countries. Under the terms of the memorandum, the Company is responsible for global product development and registration. Dompe becomes responsible for certain OvaRex(R) MAb clinical trial obligations, including clinical trial costs, and for product marketing, sales and distribution of OvaRex(R) MAb in the territory. The Company and Dompe will share profits after expenses as contemplated in the memorandum. Dompe purchased 3,522,727 Common Shares on a private placement basis at a price of Cdn$2.20 per share, on December 22, 2000. In addition, Dompe has an option to purchase an additional U.S. $5,000,000 in Common Shares on a private placement basis concurrent with a future United States public offering of Common Shares based on the then current market price, subject to regulatory approval. Additionally, Dompe agreed to pay up to U.S. $1,250,000 upon the commercialization of OvaRex(R) MAb in Spain and Portugal. In June 2001, Dompe entered into an agreement with FAES S.A. ("FAES") of Spain whereby FAES agreed to commercialize OvaRex(R) MAb in Spain and Portugal. FAES invested in the Company's June 2001 Special Warrant offering and the Company has agreed with Dompe that the investment by FAES satisfied Dompe's milestone obligation to AltaRex for commercialization of OvaRex(R) MAb in Spain and Portugal.

   EPIGEN INC.

      In June 2001, the Company announced the signing of a memorandum of understanding to establish, subject to demonstrating proof-of-principle, a joint collaboration with Epigen for the research and development of antibody-based treatments for cancers associated with the HCA. HCA is Epigen's proprietary antigen that appears in circulation in early stage disease and is associated with the vast majority of epithelical cancers including ovarian, prostate, breast and non-small cell lung cancers.

      Epigen brings to the collaboration the antigen HCA and a series of foreign monoclonal antibodies specific to HCA. The Company brings to the collaboration its proprietary dendritic cell assay that will be utilized to evaluate which, if any, of Epigen's antibodies are capable of inducting beneficial immune responses against the target antigen. Additionally, the Company will contribute a license to its intellectual property related to its ability to elicit immune system responses against a targeted antigen in circulation, the mechanism the companies believe is operable.

   ALBERTA RESEARCH COUNCIL, INC.

      The Company has licensed a family of four United States issued patents and foreign counterparts from the Alberta Research Council, Inc. ("ARC"). These patents allow the Company to extend its technology to the development of treatments in the area of autoimmune/inflammatory disease, such as multiple sclerosis, Crohn's disease and allergy/asthma.

   DRAXIMAGE INC.

      The Company is a party to an alliance agreement with Frosst Radiopharmaceuticals (a division of Merck Frosst Canada Inc.) dated February 20, 1996 and assigned to Draximage Inc. ("Draximage"), a wholly-owned subsidiary of Draxis Health Inc. ("Draxis Health"), by agreement dated August 1, 1997 (the "Draxis Alliance Agreement"). Under the Draxis Alliance Agreement, the Company and Draximage agreed to collaborate on the manufacture of pilot and scale-up batches of OvaRex(R) MAb. Draximage agreed to manufacture (fill/finish) vials of OvaRex(R) MAb for clinical trials at a fixed price per vial and may have certain rights with respect to the manufacture and/or marketing of the OvaRex(R) MAb drug in Canada for commercial purposes. There are various conditions to be fulfilled by the parties before such manufacturing and/or marketing can commence.

   UNIVERSITY OF ALBERTA AND THE NOUJAIM INSTITUTE

      In 1998, the Company entered into a three year collaborative research agreement (the "NI Research Agreement") with the University of Alberta and its Noujaim Institute for Pharmaceutical Oncology Research (the

"Noujaim Institute"). Under the NI Research Agreement, the Noujaim Institute performed research on behalf of and at the direction of the Company in the development of tumor binding agents and therapeutic compositions. During the term of the NI Research Agreement the Company compensated the University for services rendered in an amount up to $300,000 per year. The NI Research Agreement terminated on March 31, 2000. The Company may also owe to the University a nominal royalty on any net sales (as defined in the NI Research Agreement) derived from a prostate cancer immunotherapeutic composition developed under the NI Research Agreement.

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

   BIOMIRA LICENSE AGREEMENT

      The Company holds an exclusive worldwide license from Biomira Inc. ("Biomira") for the use of the murine working hybridoma cell bank and murine antibody MAb-B43.13 (the "B43 Technology") for all anti-idiotype induction applications and products, as well as for the use of such related experimental and clinical data for anti-idiotype induction applications and products. MAb-B43.13 is the functional component of the OvaRex(R) MAb product.

      The Company obtained the license from Biomira pursuant to a license agreement dated November 24, 1995 (the "Biomira License Agreement"). Under the terms of the Biomira License Agreement:

      -     The Company paid an up-front fee of $150,000;

      - The Company agreed to use its best efforts to commercialize the B43 Technology;

      - The Company agreed to and did spend $3,000,000 to develop the B43 Technology from December 1, 1995 to December 1, 1999; and

      - The Company agreed to pay a royalty to Biomira on the sale of any products developed using the B43 Technology as set out in the Biomira License Agreement.

      The Biomira License Agreement only pertains to the products that will potentially use MAb-B43.13 or a derivative thereof. Products developed by the Company, which do not incorporate the B43 Technology, are not subject to the Biomira License Agreement.

   BIOMIRA SETTLEMENT

      In February 1999, Biomira commenced legal action against the Company and certain individuals affiliated with the Company asserting Biomira's ownership of an invention disclosed in an international patent application filed by the Company. In March 1999, the Company filed suit against Biomira seeking a declaratory judgment concerning the terms of a license agreement between the companies and for certain breaches of contract. On September 3, 1999, the Company and Biomira Inc. announced that they had reached a settlement with respect to issues that were the subject of litigation between the two biotechnology companies. In addition to the termination of the respective lawsuits the settlement included the following:

      - The license agreement that was the subject of the Company's suit against Biomira was amended and restated to clarify certain terms of the agreement that had given rise to issues raised by each of the parties.

         - Biomira agreed to assign to the Company any interest Biomira might have in the patent application that was the subject of Biomira's lawsuit against the Company. The Company granted to Biomira a royalty-free, non-exclusive license, if and when this patent issues, in relation to antigen-based or idiotypic cancer vaccines. This agreement will also extend to two additional antibodies, one of which will be royalty-bearing to the Company.

         - The Company has paid, on behalf of Biomira, a $4.2 million repayment of Biomira's liability to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement. The Company will similarly fund a $250,000 liability to the Alberta Government, under a separate contribution agreement, upon successful commercialization of OvaRex(R) MAb. Both governments had financially supported research and development work at Biomira, and Biomira Research Inc., that ultimately principally benefited the Company. As a result of the above, the Industry Canada agreement has been terminated.

MANUFACTURING

      The Company has entered into a non-binding agreement with Abbott Laboratories for the remaining development, scale-up, process validation and clinical and commercial supply of OvaRex(R) MAb. The Company and Unither are currently evaluating whether Unither will continue with Abbott, select an alternative commercial manufacturer, or manufacture on its own.

HUMAN RESOURCES

      As of the end of May 2002, the Company expects to have 14 employees, 4 of whom will be located at the Company's location in Edmonton, Alberta and 10 of whom will be located at the Company's executive office in Waltham, Massachusetts. Of these 14, the Company expects 7 employees will be working in research and product development, with 4 of the 7 holding PhD's and 1 Doctor of Veterinary Medicine.

      None of the employees are governed by a collective bargaining agreement. The Company believes that working relationships with its employees are excellent.

      As part of the license agreement with Unither, in May 2002, approximately 14 employees of the Company became employees of Unither.

LEASED PROPERTIES

      The Company's research and development facility is located at 1134 Dentistry Pharmacy Building, University of Alberta, Edmonton, Alberta T6G 2N8 which, as of July 2000, includes the Company's Canadian office. The Company's executive offices are located at 610 Lincoln Street, Waltham, Massachusetts 02451. The Company leases each of the above premises.

      The Canadian lease is for a term of five years, terminating on July 31, 2002. On August 1, 2002, the lease for this facility will become the responsibility of another research company and the Company will sub-lease a portion of such space from that company. The United States lease is for a term expiring on August 31, 2002. The Company is currently evaluating alternatives for the United States office space upon the expiration of this lease. The total lease costs under leases for the Company's lab and office space, net of the impact of a sub-lease for a portion of the United States offices, were approximately $500,000 for the fiscal year ended December 31, 2001.

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

      Based on its review of the industry, the Company is not aware of any other company that is focusing on its technology. There are a number of companies however, that focus on the broader use of antibodies to treat various diseases. These companies include Genentech, IDEC, Medarex Inc. and Antisoma plc among others. The Company expects that its platform technology will attract significant additional competitors over time. In order to compete successfully, the Company's goal is to develop proprietary positions in patented drugs for therapeutic markets which have not been satisfactorily addressed by conventional research strategies and, in the process, extend its expertise in biopharmaceutical product design.

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

     PATENTS

      In general, the Company pursues a policy of obtaining patent protection both in the United States and in selected foreign countries for subject matter considered patentable and important to its business. In addition, a portion of the Company's proprietary position is based upon the use of technology and products the Company has licensed from others, including the master cell bank licensed from Biomira for OvaRex Mab (OvaRex(R)). The license agreement generally requires the Company to pay royalties upon commercialization of products covered by the licensed technology.

      The Company owns 17 pending or provisional United States patent applications for its therapeutic products and processes, most of which have been or will be filed in countries throughout the world. These patent applications cover various aspects of the Company's core technology products, processes, and the methods for their production and use. These patent applications include both broad and specific claims to various tumor therapies. The Company will continue to aggressively protect its technology with new patent filings with the intent of further extending its patent coverage.

      The Company has been granted two patents by the United States Patent and Trademark Office including a patent which covers the Company's novel technology of administering a low-dose foreign antibody (OvaRex(R) MAb) to any patient whose cancer expresses the target antigen (CA125) and thereby activating an anti-tumor response unique to that individual. In addition, the Company has been issued patents by each of the Australian, South African, and New Zealand patent offices, which broadly cover its technology platform.

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

SCIENTIFIC ADVISORY BOARD

      The Scientific Advisory Board of the Company is composed of internationally recognized scientists. The Board meets to review the operational aspects of the Company's technology and discovery research programs. With the exclusion of Dr. Noujaim, upon a meeting of the Scientific Advisory Board, members receive an honorarium of U.S. $5,000 plus additional per diem amounts as outlined in their agreements with the Company.

Name                                        Institution
----                                        -----------
Antoine Noujaim, Ph.D.                      Chief Scientific Officer of AltaRex

Jeffrey Schlom, Ph.D.                       National Cancer Institute at the
                                            National Institutes of Health, USA

Dean Mann, M.D., Ph.D.                      University of Maryland, USA

Hans Wigzell, M.D., D.Sc.                   Karolinska Institute, Sweden

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis explains trends in the Company's financial condition and results of operation for the years ended December 31, 2001, 2000, and 1999. This discussion and analysis should be read in conjunction with the financial statements and the related notes included elsewhere in this document. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

OVERVIEW

      The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases. Substantially all of the Company's products are subject to regulation by the Therapeutic Products Programme ("TPP") of Health Canada in Canada, the Food and Drug Administration ("FDA") in the United States, the European Agency for the Evaluation of Medicinal Products ("EMEA") in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by the various regulatory agencies and become commercially viable.

ACQUISITION AND AMALGAMATION

      Effective July 17, 1996, the Company (at that time known as Allrich Energy Group Inc.) acquired all of the outstanding shares of AltaRex Inc. for a purchase price satisfied through the issue of 1.9 million of the Company's Common Shares. These shares gave AltaRex Inc.'s shareholders a controlling interest in the Company and effectively constituted a reverse take-over by the shareholders of AltaRex Inc. At the time of acquisition, Allrich was an inactive public company. The purpose of the acquisition was to realize funds associated with a private placement and special warrant offering that were completed at that time and to provide future access to public market funding. Effective May 31, 1997, the Company amalgamated with AltaRex Inc. and continued under the name of AltaRex Corp.

RESULTS OF OPERATIONS

      Through the Company's predecessor AltaRex, Inc., the Company commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of December 31, 2001, the Company has incurred cumulative losses of $95.7 million. This includes annual losses of $33.8 million, $17.7 million, $24.0 million, $13.1 million, and $4.7 million for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 respectively, and a loss of $2.4 million for the period from inception on December 1, 1995 to December 31, 1996. These losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999.

      On April 17, 2002, the Company entered into a license agreement with Unither, a subsidiary of United Therapeutics Corporation, for the development of OvaRex(R) MAb and four other monoclonal antibodies. Under the terms of this agreement, Unither received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. Unither will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product in the licensed territories and will pay development milestone payments and royalties from product sales to the Company. Pursuant to the agreement, in May 2002 a number of employees of the Company became employees of Unither. As a result of this transaction, the Company expects that its research and development costs and supporting general and administrative costs will decrease significantly in 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

REVENUES

      Revenue for the year ended December 31, 2001, consisting of interest income, totaled $0.5 million an increase of $0.1 million from $0.4 million for the year ended December 31, 2000. The increase is due to higher average levels of cash and short-term investments in the year ended December 31, 2001 as compared to the same period in the prior year.

EXPENSES

      Expenses for the year ended December 31, 2001 increased by $16.2 million, from $18.1 million for the year ended December 31, 2000 to $34.3 million for the year ended December 31, 2001. Research and development expenses increased by $14.9 million, from $12.0 million for the year ended December 31, 2000 to $26.9 million for the year ended December 31, 2001. This increase is due to an increase of $10.6 million in manufacturing development costs as the Company worked with Abbott Laboratories and others to complete the development and scale-up of the manufacturing of cell culture based OvaRex(R) MAb, and an increase of $4.0 million in clinical trial costs due largely to a now fully enrolled 102 patient OvaRex(R) MAb trial (commenced in September 2000) and the primary endpoint analysis of the Company's 345 patient OvaRex(R) MAb phase IIb trial (completed in September 2001). General and administrative expenses increased by $1.3 million, from $6.1 million for the year ended December 31, 2000 to $7.4 million for the year ended December 31, 2001 due to additional professional fees related to the Company's intellectual property portfolio and other corporate matters and office expenses due to the occupancy of new office space in the United States in October 2000.

      As a result of the Unither license agreement, the Company anticipates that research and development expenses, and supporting general and administrative expenses, will decrease significantly in 2002. The actual levels of research and development and general and administrative expenditures will depend on many factors, including the progress and results of discovery research and preclinical studies, the cost, timing and outcome of the regulatory process, the costs of materials, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the availability and cost of required personnel, the cash resources available to the Company and the extent to which the Company enters into affiliations with collaborators for ongoing research and development activities. See " -- Liquidity and Capital Resources".

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

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

EXPENSES

      Expenses for the year ended December 31, 2000 decreased by $6.6 million, from $24.7 million for the year ended December 31, 1999 to $18.1 million for the year ended December 31, 2000. Expenses for the year ended December 31, 1999 included $5.1 million related to the settlement of litigation. Research and development expenses decreased by $0.8 million, from $12.8 million for the year ended December 31, 1999 to $12.0 million for the year ended December 31, 2000. This decrease was primarily due to operational changes made in the fourth quarter of 1999 to focus on the development of OvaRex(R) MAb. Clinical trial and product development costs for OvaRex(R) MAb were largely unchanged from 1999 to 2000, but such costs decreased by approximately $0.8 million for other products, primarily BrevaRex(R) MAb, due to completion or deferral of work.

      General and administrative expenses decreased by $0.7 million, from $6.8 million for the year ended December 31, 1999 to $6.1 million for the year ended December 31, 2000. This decrease reflects decisions made to reduce costs, resulting in decreases in spending in many areas, particularly consulting, professional services and travel.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      At December 31, 2001, the Company had cash, cash equivalents and short-term investments of $9.1 million. Included in these balances were short-term financial instruments with a carrying value, including accrued interest, of $0.8 million and $3.6 million, respectively, consisting of obligations of Canadian federal and provincial governments as well as corporate obligations. These instruments carry maturities of nine months or less and their carrying value approximates fair value. These instruments have a weighted average interest rate of 4.2%. The Company purchased such financial instruments for investment purposes only and not for trading or speculative purposes.

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

FOREIGN CURRENCY EXPOSURE

      The Company currently has a significant portion of its operations in the United States, including the operation of its United States office and the ongoing administration of clinical trials and development and production activities related to the Company's products. Accordingly, a significant portion of the Company's transactions are denominated in U.S. dollars and the Company has an exposure risk to foreign exchange rates. The Company partially offsets this risk by maintaining cash balances and short-term investments denominated in U.S. currency. At December 31, 2001 the Company had $1.0 million (or 11%) of the total cash and short-term investments invested in U.S. dollar denominated financial instruments and cash deposits. Other than as mentioned here, the Company does not actively engage in hedging or other activities to control the risk of its foreign currency exposure.

LIQUIDITY AND CAPITAL RESOURCES

      Cash, cash equivalents and short-term investments totaled $9.1 million at December 31, 2001. From the Company's inception through December 31, 2001, the Company has financed its operations primarily through private placements and public offerings of equity securities amounting to approximately $99.1 million, interest income on invested balances amounting to $3.5 million and amounts received under research contracts of $0.8 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of options or warrants and investment income.

      The Company's net cash used in operating activities amounted to $29.8 million, $16.4 million and $23.2 million for the years ended December 31, 2001, 2000 and 1999, respectively, and resulted primarily from its net operating losses. The Company's investing activities resulted in a net provision of cash of $2.2 million and $1.2 million, respectively, for the years ended December 31, 2001 and 2000 and a net use of cash $0.8 million for the year ended December 31, 1999.

      As a result of the License Agreement with Unither, the Company expects that research and development expenses, and supporting general and administrative expenses, will decrease significantly in 2002. Concurrently with the execution and delivery of the License Agreement, the Company and United entered into the Subscription Agreement dated April 17, 2002, pursuant to which United purchased 4,900,000 Common Shares of the Company at a price of U.S. $0.50 per share for total proceeds to the Company of U.S. $2,450,000. In addition, the Company issued to United the First Debenture in the principal amount of U.S. $50,000, which is convertible into 100,000 Common Shares at a price of U.S. $0.50 per share. The Company also issued to United the Warrant to purchase 3,250,000 Common Shares at a price of U.S. $.50 per share. The Warrant may only be exercised in full and must be exercised on or before August 20, 2002. Pursuant to the Subscription Agreement, the Company granted to United the right to purchase the Second Debenture in the principal amount of U.S. $875,000. Subject to receipt of approval by the Company shareholders, U.S. $441,690 of the principal amount of the Second Debenture is automatically convertible into 883,380 Common Shares upon the issuance of the Second Debenture. United's right to purchase the Second Debenture expires on August 14, 2002. If United does not exercise the Warrant on or before August 20, 2002 or does not purchase the Second Debenture on or before August 25, 2002, then the Company may terminate the License Agreement immediately upon written notice to Unither. If United exercises the Warrant and purchases the Second Debenture, the Company believes that its available cash, cash equivalents and short-term investments and interest earned thereon, including the United purchase of Common Shares and the First Debenture, should be sufficient to finance its operations and capital needs into 2003. If United does not exercise the Warrant and purchase the Second Debenture, the Company believes its cash, cash equivalents and short term investments and interest earned thereon would be sufficient to finance its operations into the third quarter of 2002.

      The Company's funding needs may vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

      The Company will seek additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. The Company's ability to access the capital markets or to enlist collaborators is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS

The Directors and Executive Officers of the Company are as follows:

NAME                                                POSITION(S)
----                                                -----------
Richard E. Bagley(1)                                President, Chief Executive Officer and Director
Dr. Antoine A. Noujaim                              Chairman of the Board and Chief Scientific Officer
Jacques R. Lapointe                                 Vice Chairman of the Board
Bruce D. Brydon(2)                                  Director
William R. McMahan(1)(2)                            Director
Robert H. Uhl(2)                                    Director
Dr. Jim A. Wright(1)                                Director
Robert A. Newman                                    Vice President, Business Operations

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

Richard E. Bagley. Mr. Bagley has been the President and Chief Executive Officer and a Director of the Company since February 23, 1998. Prior to joining the Company, Mr. Bagley was Chairman and Chief Executive Officer of ProScript, Inc., a Massachusetts based biotechnology company from 1995 to 1998 and prior to that he was President and Chief Executive Officer of ImmuLogic Pharmaceutical Company ("ImmuLogic"), a Massachusetts based publicly-owned biotechnology company. Mr. Bagley previously held several executive positions with Bristol-Myers Squibb Company from 1985 to 1990, including President of E.R. Squibb & Sons, U.S. and President of SquibbMark. Prior thereto, Mr. Bagley held executive positions with SmithKline Beecham Company from 1968 to 1985, including President of SmithKline Consumer Products.

Dr. Antoine A. Noujaim. Dr. Noujaim is the founder, Chairman and Chief Scientific Officer of the Company. From inception of the Company to February 22, 1998, Dr. Noujaim was also the President and Chief Executive Officer of the Company. From 1985 to 1995, Dr. Noujaim was associated with Biomira, a Canadian publicly-owned biotechnology company as an officer and a director. From 1994 to 1995 he was President of Biomira's subsidiary, Biomira Research. Prior to 1994 he was Senior Vice President of the Immunoconjugate Division of Biomira. Dr. Noujaim is also Professor Emeritus of the University of Alberta, President and Chief Executive Officer of Virexx Corp., a privately-owned biotechnology company, and a director of Oncolytics Biotech Inc., a Canadian publicly-owned biotechnology company. Dr. Noujaim has served as an officer or Chairman of various scientific organizations, editorial boards and national scientific committees and has authored more than 200 publications.

Jacques R. Lapointe. Mr. Lapointe has been a Director of the Company since May 2001 and has served as Vice Chairman since January 2002. He is recent President and Chief Operating Officer of BioChem Pharma, Inc. (Montreal, Quebec). Mr. Lapointe has more than 30 years of leadership and operational experience with global biotechnology and pharmaceutical organizations. Prior to BioChem Pharma, Mr. Lapointe was with Glaxo Wellcome plc for 12 years and held the positions of President and CEO of Glaxo Canada as well as Glaxo Wellcome U.K. Mr. Lapointe is a former Chairman of the Pharmaceutical Manufacturers Association of Canada
(PMCA), now known as Canada's Research-based Pharmaceutical Companies (Rx&D).

Bruce D. Brydon. Mr. Brydon has been a Director of the Company since May 2001. Mr. Brydon served as Chief Executive Officer of Biovail Corporation from 1997 to 2001, and has served as a Director of that company since 1995. Mr. Brydon was President and Chief Executive Officer of Biovail Corporation from 1995 to 1997. Previously, Mr. Brydon was President, Managing Director and Chairman of the Canadian business for Boehringer Mannheim from 1990 to 1995.

William R. McMahan. Mr. McMahan has been a Director of the Company since July 15, 1996. He has served as President of Oxbow Capital Corporation and Oxbow Investments Inc. from 1993 to present and Director of International Marketing for Oxbow Research Limited from 1992 to 1993. Mr. McMahan is also the Chief Operating Officer and a Director of Oxbow Equities Corp., a mutual fund listed on The Toronto Stock Exchange. Mr. McMahan is a Director of UltraVision, Inc. (contact lenses) a Canadian publicly-traded company. Mr. McMahan was formerly a Director of Abacus Software Group Inc., which was the subject of a cease trade order of the Alberta Securities Commission issued on September 3, 1998.

Robert H. Uhl. Mr. Uhl has been a Director of the Company since April 2001. Mr. Uhl has served as Senior Vice President and Director of Research of Leerink Swann & Company from 1998 to present. Previously, he was Vice President and Specialty Pharmaceutical Analyst at Salomon Smith Barney in 1998. Mr. Uhl was Vice President and Pharmaceutical Analyst at Salomon Brothers from 1995 to 1997.

Dr. Jim A. Wright. Dr. Wright has been a Director of the Company since May 1998. Since October 1999, Dr. Wright has been a member of the Board of Directors of Lorus Therapeutics Inc. and serves as its President. In 1996 Dr. Wright co-founded GeneSense Technologies Inc. and prior to the recent merger of GeneSense and Lorus, he held various positions in GeneSense including Chairman of the Board, President and Chief Scientific Officer. Dr. Wright has also held positions as Professor of Microbiology, Chemistry and Molecular Biology at the University of Manitoba, Associate Director of the Manitoba Institute of Cell Biology, Professor of Medical Biophysics, Faculty of Medicine at the University of Toronto and he has been a Terry Fox Senior Scientist of the National Cancer Institute of Canada. Dr. Wright is not seeking re-election to the Company's Board of Directors at the annual meeting of shareholders to be held in June 2002.

Robert A. Newman. Mr. Newman has served as Vice President, Business Operations since April 2002. Mr. Newman previously served as Vice President, Clinical Affairs and Business Development for the Company from February 2000 to April 2002. From February 1997 to May 1998 he held the position of Director of Marketing for the Company and from June 1998 to February 2000, he held the position of Executive Director, Business Development. Mr. Newman was Marketing Manager, Canada for Ligand Pharmaceuticals from 1995 to 1997 and Marketing/Program Manager for QLT Phototherapeutics 1994 to 1995.

COMPENSATION

     COMPENSATION OF EXECUTIVE OFFICERS

      The following table sets for the compensation paid to Richard E. Bagley, Edward M. Fitzgerald, Dr. Christopher F. Nicodemus, Dr. James L. Levin, Marlene
R. Booth, Dr. Antoine Noujaim, Peter C. Gonze and Robert A. Newman (the "Named Executive Officers") for each of the fiscal years ended December 31, 2001, 2000 and 1999. Mr. Bagley, Dr. Noujaim, Dr. Levin and Mr. Newman remain officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                             ANNUAL COMPENSATION       AWARDS
                                                             -------------------       ------
                                                                                    COMMON SHARES       ALL OTHER
NAME AND                                                   SALARY                  UNDER OPTIONS      COMPENSATION
PRINCIPAL POSITION                               YEAR      ($)(7)        BONUS ($)    GRANTED (#)          ($)(8)
------------------                               ----      ------       ---------    -----------          ------
RICHARD E. BAGLEY(1)                             2001     418,905          --        350,000             10,202
    President and Chief Executive Officer        2000     401,054          --        402,500             14,934
                                                 1999     386,158          --        257,812              8,376

EDWARD M. FITZGERALD(2)                          2001     318,368          --        100,000              8,583
    Former Senior Vice President, Chief          2000     304,801          --        183,750             10,249
    Financial Officer and Secretary              1999     293,480          --         54,687              7,370


DR. CHRISTOPHER F. NICODEMUS(3)                  2001     343,502          --        100,000              8,440
    Former Senior Vice President, Clinical       2000     328,864          --        186,250             10,872
    Research and Development                     1999     290,696      14,973         54,687              7,345


PETER C. GONZE(4)                                2001     302,542          --        150,000              8,818
    Former Senior Vice President, Operations     2000     294,185          --        100,000              8,951
                                                 1999      33,115      14,365         18,750              1,304

DR. JAMES L. LEVIN(5)                            2001     287,027      37,580         40,000              8,538
    Vice President, Manufacturing and            2000     121,853          --         62,500              1,617
    Development                                  1999          --          --             --                 --

MARLENE R. BOOTH(6)                              2001     287,027      33,882         60,000              8,538
    Former Vice President, Regulatory            2000     207,945      33,356         25,000              7,690
    Affairs and Project Management               1999     120,660          --         25,000              2,335

DR. ANTOINE A. NOUJAIM                           2001     220,000          --        300,000             12,620
    Chief Scientific Officer                     2000     220,000          --        112,500             12,620
                                                 1999     220,000          --         75,000              6,777

ROBERT A. NEWMAN                                 2001     232,725          --         40,000              2,283
    Vice President,                              2000     221,652          --         56,250             16,693
    Business Operations                          1999     204,631          --         15,725             28,111


NOTES:

      (1) Perquisites and other personnel benefits did not exceed the greater of $50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for the financial year.

      (2) Mr. Fitzgerald resigned as Senior Vice President, Chief Financial Officer and Secretary of the Company as of May 3, 2002.

      (3) Dr. Nicodemus resigned as Senior Vice President, Clinical Research and Development of the Company as of May 22, 2002.

      (4) Mr. Gonze joined the Company on October 1, 1999 and resigned as Senior Vice President, Operations of the Company as of May 23, 2002.

      (5) Dr. Levin joined the Company on July 24, 2000. The Company expects Dr. Levin to resign as Vice President, Manufacturing and Development of the Company in June 2002.

      (6) Ms. Booth joined the Company on June 1, 1999 and left the position of Vice President, Regulatory Affairs and Project Management of the Company as of May 31, 2002.

      (7) None of Mr. Bagley, Mr. Fitzgerald, Dr. Nicodemus, Mr. Gonze or Mr. Newman received an increase in annual compensation in 2001. The increases in their salaries noted above are due solely to changes in exchange rates and the effect of such changes on U.S. dollar based compensation.

      (8) Compensation under the column "All Other Compensation" is with respect to employee benefits such as health care, life insurance, a group retirement savings plan and relocation benefits.


            STOCK OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS

      The following table details information with respect to the grant of options by the Company to the Named Executive Officers during the financial year of the Company ended December 31, 2001.

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                                 MARKET VALUE
                                                   % OF TOTAL                      OF COMMON
                                                    OPTIONS                         SHARES
                                       COMMON      GRANTED TO                     UNDERLYING
                                       SHARES      EMPLOYEES     EXERCISE OR    OPTIONS ON THE
                                       UNDER           IN         BASE PRICE     DATE OF GRANT
                                      OPTIONS      FINANCIAL      ($/COMMON        ($/COMMON
NAME                                 GRANTED #        YEAR          SHARE)          SHARE)          EXPIRATION DATE
RICHARD E. BAGLEY.............        350,000        21.8%          $3.13           $3.13                May 24, 2011
EDWARD M. FITZGERALD..........        100,000        6.3%           $3.13           $3.13                May 24, 2011
DR. CHRISTOPHER F. NICODEMUS..        100,000        6.3%           $3.13           $3.13                May 24, 2011
MARLENE R. BOOTH..............         60,000        3.8%           $3.13           $3.13                May 24, 2011
DR. JAMES L. LEVIN............         40,000        2.5%           $3.13           $3.13                May 24, 2011
DR. ANTOINE A. NOUJAIM........        300,000        18.8%          $3.13           $3.13                May 24, 2011
PETER C. GONZE................        150,000        9.4%           $3.13           $3.13                May 24, 2011
ROBERT A. NEWMAN..............         40,000        2.5%           $3.13           $3.13                May 24, 2011


      The following table details information with respect to all options of the Company held by the Named Executive Officers and outstanding on December 31, 2001. None of the Named Executive Officers exercised options in 2001.

                                                                                          VALUE OF UNEXERCISED
                                                                UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS
                                                                  DECEMBER 31, 2001       AT DECEMBER 31, 2001
                                                                     EXERCISABLE/             EXERCISABLE/
NAME                                                              UNEXERCISABLE (#)         UNEXERCISABLE ($)
---------------------------------------------------------------  -----------------         -----------------
RICHARD E. BAGLEY.............................................. 1,049,894 / 166,668            152,500 /  --
EDWARD M. FITZGERALD...........................................    332,186 / 50,001            108,750 /  --
DR. CHRISTOPHER F. NICODEMUS...................................    334,686 / 50,001            123,500 /  --
MARLENE R. BOOTH...............................................     84,998 / 25,002            9,333 / 4,667
DR. JAMES L. LEVIN.............................................     60,883 / 41,667                --  /  --
DR. ANTOINE A. NOUJAIM.........................................    506,249 / 75,001             75,000 /  --
PETER C. GONZE.................................................    202,083 / 66,667                --  /  --
ROBERT A. NEWMAN...............................................     81,816 / 42,742                --  /  --

     EMPLOYMENT AGREEMENTS

      The Company has entered into agreements with its executive officers regarding terms of employment and severance arrangements as follows:

      - Dr. Noujaim's agreement, dated January 1, 1996 and amended on June 3, 1999, provides for his employment at will as Chairman and Chief Scientific Officer through December 31, 2001, subject to renewal thereafter, and severance upon termination other than for cause of one year of base salary. The Company is in the process of renewing this agreement.

      - Mr. Bagley's agreement, dated February 28, 1998 and amended on June 4, 1999, provides for his employment at will as President and Chief Executive Officer and severance upon termination other than for cause of one year of base salary.

      - Mr. Fitzgerald's agreement, dated September 14, 1998 and amended on June 1, 1999, provided for his employment at will as Senior Vice President, Chief Financial Officer and Secretary of the Company and severance upon termination other than for cause of one year of base salary. Mr. Fitzgerald resigned as of May 3, 2002.

      - Dr. Nicodemus' agreement, dated December 16, 1998 and amended on June 1, 1999, provided for his employment at will as Senior Vice President, Clinical Research and Development and for severance upon termination other than for cause of one year of base salary. Dr. Nicodemus resigned as of May 22, 2002 and has joined Unither.

      - Ms. Booth's agreement, dated May 4, 1999, provided for her employment at will as Vice President, Regulatory Affairs and Project Management, and severance upon termination other than for cause of six months of base salary. Ms. Booth was terminated as of May 31, 2002.

      - Dr. Levin's agreement, dated June 27, 2000, provided for his employment at will as Vice President, Manufacturing and Development, and severance upon termination other than for cause of one year of base salary. The Company expects Dr. Levin to resign in June 2002 and subsequently join Unither.

      - Mr. Gonze's agreement dated October 1, 1999 and amended February 1, 2000, provided for his employment at will as Senior Vice President, Operations, and severance upon termination other than for cause of one year of base salary. Mr. Gonze resigned as of May 23, 2002 and has joined Unither.

      - Mr. Newman's agreement, dated January 13, 1997, as amended, provides for his employment at will as Vice President, Business Operations and severance upon termination other than for cause of six months of base salary.

     COMPENSATION OF DIRECTORS

      Each director of the Company, with the exception of Dr. Noujaim and Mr. Bagley, receives a fee of U.S. $10,000 per annum. Further, all directors are eligible to receive stock options and are entitled to receive reimbursement of their reasonable out-of-pocket disbursements incurred on the business of the Company. In the aggregate, a total of $108,911 in fees was paid to members of the Board of Directors during the period from January 1, 2001 to December 31, 2001.

BOARD PRACTICES

      The shareholders of the Company elect the Directors annually, to serve until the time of the Company's next annual meeting.

      With the exception of Dr. Noujaim and Mr. Bagley, none of the directors have service contracts with the Company providing for benefits upon termination of employment. See "Employment Agreements" for information on the service contracts of Dr. Noujaim and Mr. Bagley.

     AUDIT COMMITTEE

      The Audit Committee of the Board of Directors of the Company consists of William R. McMahan, Robert H. Uhl and Bruce D. Brydon.

      The Audit Committee is responsible for the engagement of the Company's independent auditors and reviews with them the scope and timing of their audit services and any other services they are asked to perform. The Committee also reviews with the auditors their report on the Company's financial statements following completion of the audit and on the Company's policies and procedures with respect to internal accounting and financial controls. During 2001, there were four meetings of this committee.

     COMPENSATION COMMITTEE

      The Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") consists of William R. McMahan, Dr. Jim A. Wright and Richard E. Bagley. Dr. Wright is the Chairman of the Compensation Committee. Dr. Wright has advised the Company that he does not intend to stand for re-election as a director of the Company. Following the election of directors at the Meeting, it is expected that the Board of Directors will appoint a successor to Dr. Wright as a member of the Compensation Committee.

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

      The primary objectives of the Company's executive compensation program are to enable the Company to attract, motivate and retain outstanding individuals and to align their success with that of the Company's Shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual's overall experience, responsibility and performance. Factors also to be considered are the compensation levels of similarly situated positions in the biopharmaceutical industry and other labor markets in which the Company competes for employees. The Compensation Committee compares remuneration for executive officers of the Company to the remuneration for similar executives in the relevant labor markets. In the case of newly hired employees, the individual's performance and compensation level in his or her prior positions will also be a determining factor.

      The key components for the compensation of the executive officers of the Company are base salaries, bonuses and stock options. It is the policy of the Company that the base salaries paid to its executive officers, in addition to the criteria set out above, reflect the individual responsibility and experience of the executive officer and the contribution that is expected from the executive officer. Base salaries and bonuses are reviewed by the Compensation Committee periodically to ensure that these criteria are satisfied. The Board of Directors grants stock options under the Company's stock option plan to executive officers from time to time as a long-term performance incentive.

SHARE OWNERSHIP

      The following table sets forth the beneficial share ownership of the Company's Directors and Executive Officers as of May 24, 2002:

                                                                    PERCENTAGE OF
                                                  NUMBER OF          OUTSTANDING
NAME                                            COMMON SHARES      COMMON SHARES(%)
----------------------------------              -------------      ----------------
Richard E. Bagley(1)                             1,368,988               3.3
Dr. Antoine A. Noujaim(2)                        2,018,750               4.8
Jacques R. Lapointe(3)                              20,000                 *
Bruce D. Brydon(4)                                  20,000                 *
William R. McMahan(5)                               70,833                 *
Robert H. Uhl(6)                                    20,000                 *
Dr. Jim A. Wright(7)                                39,167                 *
Dr. Christopher F. Nicodemus(8)                    373,929                 *
Peter C. Gonze(9)                                  325,535                 *
Robert A. Newman(10)                               106,058                 *
Marlene R. Booth(11)                               101,667                 *
Dr. James L. Levin(12)                              81,667                 *

* Less than 1%

(1) Includes 1,082,395 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(2) Includes 518,750 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(3) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(4) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(5) Includes 39,167 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(6) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(7) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(8) Includes 322,604 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(9) Includes 229,167 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(10) Includes 105,808 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(11) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

(12) Comprised entirely shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 24, 2002.

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

     STOCK OPTIONS

      As at May 24, 2002, there were outstanding options to purchase a total of 4,105,555 Common Shares under the Plan and the following table sets out in detail all stock options issued and outstanding under the Plan.

                                          NUMBER OF                            EXERCISE
                                         SHARES UNDER                          PRICE PER
GROUP                                       OPTION          DATE OF GRANT        SHARE          EXPIRATION DATE
-----                                       ------          -------------        -----          ---------------
Directors..........................          1,875      July 26, 1996             $7.20    July 26, 2006
     (excluding Executive Officers)            625      July 8, 1997             $14.72    July 8, 2007
                                            20,000      May 21, 1998              $8.72    May 21, 2008
                                            17,500      February 17, 2000         $5.96    February 17, 2010
                                            60,000      April 10, 2001            $1.95    April 10, 2011
                                           140,000      May 24, 2001              $3.13    May 24, 2011







Executive Officers.................         93,750      July 26, 1996             $7.20    July 26, 2006
                                             3,333      February 4, 1997         $24.00    February 4, 2007
                                           206,250      March 4, 1998            $12.00    March 4, 2008
                                             3,000      May 21, 1998              $8.72    May 21, 2008
                                             6,250      August 4, 1998            $4.60    August 4, 2008
                                            43,750      September 15, 1998        $3.64    September 15, 2008
                                            43,750      December 23, 1998         $2.12    December 23, 2008
                                            25,000      May 11, 1999              $1.84    May 11, 2009
                                           382,911      July 8, 1999              $4.12    July 8, 2009
                                            18,750      October 8, 1999           $3.60    October 8, 2009
                                           447,500      December 22, 1999         $1.40    December 22, 2009
                                           500,000      February 17, 2000         $5.96    February 17, 2010
                                           193,750      June 1, 2000              $4.16    June 1, 2010
                                            62,500      June 26, 2000             $3.84    June 26, 2010
                                           100,000      April 10, 2001            $1.95    April 10, 2011
                                         1,140,000      May 24, 2001              $3.13    May 24, 2011

















                                          NUMBER OF                            EXERCISE
                                         SHARES UNDER                          PRICE PER
GROUP                                       OPTION          DATE OF GRANT        SHARE          EXPIRATION DATE
-----                                       ------          -------------        -----          ---------------
Employees..........................         12,874      July 26, 1996             $7.20    July 26, 2006
                                             2,500      December 31, 1996        $23.60    December 31, 2006
                                            18,750      May 21, 1998              $8.72    May 21, 2008
                                             6,250      August 4, 1998            $4.60    August 4, 2008
                                             4,187      August 19, 1999           $3.60    August 19, 2009
                                            53,250      February 17, 2000         $5.96    February 17, 2010
                                            61,250      June 1, 2000              $4.16    June 1, 2010
                                            25,000      July 12, 2000             $4.04    July 12, 2010
                                            53,750      December 6, 2000          $1.41    December 6, 2010
                                            42,500      April 10, 2001            $1.95    April 10, 2011
                                           133,500      May 24, 2001              $3.13    May 24, 2011
                                            85,000      September 4, 2001         $2.80    September 4, 2011
                                            18,750      March 20, 2002            $0.87    March 20, 2012



ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     MAJOR SHAREHOLDERS

      To the knowledge of the directors or officers of the Company, as of May 24, 2002, no person beneficially owns or exercises control or direction over more than 5% of the Common Shares of the Company (being the only class of shares of the Company outstanding), except for Dompe which beneficially owns 3,879,869 Common Shares of the Company (9.2% of the outstanding Common Shares of the Company), which includes 357,142 Common Shares of the Company issuable upon exercise of Special Warrants of the Company that are currently exercisable (see "Item 4: Information on the Company -- Strategic Alliances and License Agreements -- Genesis Pharma, Medison Pharma and Dompe Farmaceutici"); and United which beneficially owns 4,900,000 Common Shares of the Company (11.8% of the outstanding Common Shares) (see "Item 4: Information on the Company -- Strategic Alliances and License Agreements -- United Therapeutics Corporation").

      Except as disclosed above, as of May 24, 2002, the current directors and officers of the Company as a group own, directly or indirectly, or exercise control or direction over a total of 3,745,463 Common Shares representing approximately 8.6% of the issued and outstanding Common Shares.

      As of May 24, 2002, 28.8% of the Common Shares outstanding are held by 30 record holders in the United States.

      The Company is not owned or controlled by another corporation or by any foreign government.

     RELATED PARTY TRANSACTIONS

      Since January 1, 1999, the only transactions in which the directors or officers of the Company or any of the major shareholders of the Company mentioned under " -- Major Shareholders", or any associate or affiliate of any of the foregoing persons or companies has had a material interest, direct or indirect, which has materially affected or will materially affect the Company or any of its subsidiaries are as follows:

      - Directors and officers of the Company (including associates thereof) purchased an aggregate of (i) 290,047 Special Warrants of the Company at a price of $4.24 per unit in February 2000 which were exercised for 290,047 Common Shares of the Company and (ii) 208,000 Common Shares of the Company at a price of $1.90 per share in February 2001;

      - Dompe entered into a Memorandum of Understanding with the Company relating to the commercialization of OvaRex(R) MAb in Italy, Spain, Portugal, Switzerland, Austria and certain other eastern European countries in November 2000, and purchased (i) 3,522,727 Common Shares of the Company at a price of $2.20 per share in December 2000, and (ii) 357,142 Special Warrants of the Company at a price of $2.80 per unit in June 2001 which are exercisable into 357,142

            Common Shares of the Company (see "Item 4: Information on the Company -- Strategic Alliances and License Agreements -- Genesis Pharma, Medison Pharma and Dompe Farmaceutici"); and

      - In April 2002, the Company and United entered into the Subscription Agreement, pursuant to which United purchased 4,900,000 Common Shares of the Company at a price of U.S. $0.50 per share. In addition, the Company issued to United the First Debenture in the principal amount of U.S. $50,000, which is convertible into 100,000 Common Shares at a price of U.S. $0.50 per share. The Company also issued to United the Warrant to purchase 3,250,000 Common Shares at a price of U.S. $.50 per share. The Warrant may only be exercised in full and must be exercised on or before August 20, 2002. Pursuant to the Subscription Agreement, the Company granted to United the right to purchase the Second Debenture in the principal amount of U.S. $875,000. Subject to receipt of approval by the Company shareholders, U.S. $441,690 of the principal amount of the Second Debenture is automatically convertible into 883,380 Common Shares upon the issuance of the Second Debenture. United's right to purchase the Second Debenture expires on August 14, 2002. See "Item 4: Information on the Company -- Strategic Alliances and License Agreements -- United Therapeutics Corporation."

ITEM 8:  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      The following financial statements together with the reports of Arthur Andersen LLP, Chartered Accountants are filed as part of this annual report as Exhibit A hereto:

                                                                                                            Page
                                                                                                            ----
     INDEX TO THE FINANCIAL STATEMENTs
     Report of Arthur Andersen LLP, Chartered Accountants                                                   F-2
     Consolidated balance sheets as at December 31, 2001 and December 31, 2000                              F-3
     Consolidated statements of loss for the years ended December 31, 2001, 2000
         and 1999, and for the period December 1, 1995 to December 31, 2001                                 F-4
     Consolidated statements of  shareholders' equity and accumulated deficit for the years ended
         December 31, 2001, 2000, 1999, 1998, 1997, 1996 and 1995                                           F-5
     Consolidated statements of cash flows for the years ended December 31,
         2001, 2000 and 1999, and for the period December 1, 1995 to December 31, 2001                      F-6
     Notes to Consolidated Financial Statements                                                             F-7


     LEGAL PROCEEDINGS

      On April 26, 2002, ICN Pharmaceuticals, Inc. ("ICN") brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages.

ITEM 9:  THE OFFER AND LISTING

      The Common Shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol "AXO" and are traded on the Electronic Quotation Service of The Pink Sheets LLC under the symbol "ALXFF". The Common Shares of the Company were listed and posted for trading on the Alberta Stock Exchange on June 7, 1994 and on the Toronto Stock Exchange on December 20, 1996. The Company's shares were subsequently voluntarily delisted on the Alberta Stock Exchange on February 2, 1997. On November 21, 2000, the Company effected a consolidation of all of the issued and outstanding Common Shares on a one-for-four basis.

      The following table sets forth the high and low sale prices per share of the Common Shares of the Company as reported on the Toronto Stock Exchange for the fiscal years ending December 31, 1997, 1998, 1999, 2000 and 2001.

                                     HIGH                  LOW
                                     ----                  ---
                                     Cdn.$                Cdn.$
         FISCAL YEAR ENDING
         December 31, 1997           7.00                 2.10
         December 31, 1998           3.25                 0.42
         December 31, 1999           1.38                 0.24
         December 31, 2000           5.10                 0.48
         December 31, 2001           4.02                 1.70

         The following table sets forth for the periods indicated the high and low sale prices per share of the Common Shares during each of the quarters set forth below as reported on the Toronto Stock Exchange for fiscal years ending December 31, 2000 and December 31, 2001.

                                     HIGH                  LOW
                                     ----                  ---
                                     Cdn.$                Cdn.$
         2000
         First quarter               5.10                 0.49
         Second quarter              2.50                 0.75
         Third quarter               1.16                 0.68
         Fourth quarter              1.94                 0.48

         2001
         First quarter               2.80                 1.70
         Second quarter              4.02                 1.95
         Third quarter               3.70                 2.00
         Fourth quarter              2.70                 1.70


         The following table sets forth the high and low sale prices per share of the Common Shares during each of the months set forth below as reported on the Toronto Stock Exchange for the most recent six months.

                                     HIGH                  LOW
                                     ----                  ---
                                     Cdn.$                Cdn.$
         MONTH
         December 2001               2.55                 1.96
         January 2002                3.35                 0.56
         February 2002               1.43                 0.85
         March 2002                  1.07                 0.65
         April 2002                  0.98                 0.58
         May 2002
        (through May 24, 2002)       0.69                 0.55

ITEM 10:  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

      The Company is a corporation amalgamated under the Business Corporations Act (Alberta). There are no restrictions on the business that the Company may carry on. The Company's articles provide that the Board of Directors shall consist of such number of directors, being a minimum of three and a maximum of ten, as may be from time to time determined by resolution of the Board of Directors.

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

MATERIAL CONTRACTS

      Except for contracts entered into the normal course of business, the only material contracts entered into by the Company during the past two years prior to the date hereof are the License Agreement dated April 17, 2002 between the Company and Unither Pharmaceuticals Inc., Subscription and Debenture Purchase Agreements and related agreements dated April 17, 2002 between the Company and United Therapeutics Corporation referred to under "Item 4: Information on the Company -- Strategic Alliances and License Agreements -- United Therapeutics Corporation," the memorandum of understanding dated November 15, 2000 between the Company and Dompe Farmaceutici S.p.A. referred to under "Item 4: Information on the Company -- Strategic Alliances and License Agreements -- Genesis Pharma, Medison Pharma and Dompe Farmaceutici," and the manufacturing agreement dated May 1, 2001 between the Company and Abbott Laboratories referred to under "Item 4: Information on the Company -- Manufacturing."

EXCHANGE CONTROLS

      There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's Shares, other than specific embargoes enacted by regulations under the United Nations Act (Canada) and withholding tax requirements. See " -- Taxation".

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

     CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes the principal Canadian federal income tax consequences of the acquisition, ownership and disposition of common shares generally applicable to holders of the Company's Common Shares who are residents of the United States ("United States Holders") for the purposes of the Canada-

United States Income Tax Convention (1980) (the Convention), who are not residents of Canada for the purposes of the Income Tax Act (Canada) the ("Tax Act"), who hold their Common Shares of the Company as capital property, who deal at arm's length with the Company for the purposes of the Tax Act and who do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on in Canada. Common Shares of the Company will generally be considered to be capital property to a United States Holder unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposals") and the provisions of the Convention as in effect on the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada. There can be no assurance that the Proposals will be enacted as proposed or at all.

      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular United States Holder. Accordingly, United States Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

     DISPOSITIONS

      A United States Holder will not be subject to tax in Canada on any capital gain realized on a disposition of Common Shares of the Company, provided that the shares do not constitute "taxable Canadian property" of the United States Holder. Common Shares of the Company will not generally constitute taxable Canadian property of a United States Holder unless, at any time within the 60-month period immediately preceding the disposition, the United States Holder, persons with whom the United States Holder did not deal at arm's length or the United States Holder together with all such persons owned, had an interest in or option in respect of, 25% or more of the issued shares of any series or class of the capital stock of the Company.

     DIVIDENDS

      Dividends paid or credited or deemed to be paid or credited to a United States Holder in respect of Common Shares of the Company will generally be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax which would apply on dividends paid by the Company to a United States Holder is (i) 5% with respect to dividends paid if the beneficial owner of the dividends is a company, which owns at least 10% of the voting stock of the Company and (ii) 15% in all other cases.

      A purchase of Common Shares of the Company of a United States Holder by the Company (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public) will give rise to a deemed dividend to such United States Holder equal to the amount paid by the Company on the purchase in excess of the paid-up capital of such shares, determined in accordance with the Tax Act. Any such dividend deemed to have been received by a United States Holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce, for Canadian tax purposes, the proceeds of disposition to a United States Holder of Common Shares of the Company for the purposes of computing the amount of such United States Holder's capital gain arising on the disposition as described above.

     CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a general discussion of certain United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company's Common Shares ("Shares"). This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See " -- Certain Canadian Federal Income Tax Consequences" above.)

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

     DISTRIBUTIONS ON THE COMPANY'S SHARES

      U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at " -- Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Company's Shares and thereafter as gain from the sale or exchange of the Company's Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

      The Company believes that it was not a PFIC for its fiscal years ended on or before December 31, 2001. If in its current or in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable a U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning PFIC status will not be challenged by the IRS, or that it will be able to satisfy the record-keeping requirements which are imposed on QEF's.

     CONTROLLED FOREIGN CORPORATION

      If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" ("CFC") under subpart F of the Code. This classification would effect many complex tax results one of which is the inclusion of certain income of a CFC in the gross income of its United States shareholders. The United States generally taxes the United States shareholders of a CFC currently on their pro rata shares of the subpart F income of the CFC. In effect, the Code treats those United States shareholders as having received a current distribution out of the CFC's subpart F income. Such shareholders also are subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of the Company's Shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Note that the overlap between the PFIC and CFC rules is generally eliminated for United States shareholders of a CFC. Where a foreign corporation is both a PFIC and a CFC, the foreign corporation is generally treated as a non-PFIC with respect to United States shareholders of the CFC. Because of the complexity of subpart F, and because it is not clear that subpart F would apply to the holders of the Company's Shares, a more detailed review of these rules is outside the scope of this discussion.

DOCUMENTS ON DISPLAY

      The documents concerning the Company referred to in this annual report may be inspected at the Company's office in Waltham, Massachusetts. The Company's Investor Relations and Corporate Communications Department may be reached at
(888) 801-6665. Documents filed with the Securities and Exchange Commission ("SEC"), and future SEC filings by the Company can be read over the Internet at the SEC's web site at http://www.sec.gov. Documents filed by the Company with the SEC may also be read and copied at the SEC's public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      At December 31, 2001 and December 31, 2000, the Company had cash, cash equivalents and short-term investments of $9.1 million and $13.2 million respectively. Included in these balances were short-term financial instruments with a carrying value, including accrued interest, of $0.8 million and $3.6 million, respectively, consisting of obligations of Canadian federal and provincial governments as well as corporate obligations. These instruments carry maturities of nine months or less and their carrying value approximates fair value. These instruments have a weighted average interest rate of 4.2% and 5.3% at December 31, 2001 and 2000 respectively. The Company purchased such financial instruments for investment purposes only and not for trading or speculative purposes.

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

     FOREIGN CURRENCY EXPOSURE

      The Company currently has a significant portion of its operations in the United States, including the operation of its United States office and the ongoing administration of clinical trials and development and production activities related to the Company's products. Accordingly, a significant portion of the Company's transactions are denominated in U.S. dollars and the Company has an exposure risk to foreign exchange rates. The Company partially offsets this risk by maintaining cash balances and short-term investments denominated in U.S. currency. At December 31, 2001 the Company had $1.0 million (or 11%) of the total cash and short-term investments invested in U.S. dollar denominated financial instruments and cash deposits. Other than as mentioned here, the Company does not actively engage in hedging or other activities to control the risk of its foreign currency exposure.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

                                    PART III

ITEM 17:   FINANCIAL STATEMENTS

                                                                                                     Page
                                                                                                     ----
     INDEX TO THE FINANCIAL STATEMENTS
     Report of Arthur Andersen LLP, Chartered Accountants                                            F-2
     Consolidated balance sheets as at December 31, 2001 and December 31, 2000                       F-3
     Consolidated statements of loss for the years ended December 31, 2001, 2000
         and 1999, and for the period December 1, 1995 to December 31, 2000                          F-4
     Consolidated statements of  shareholders' equity and accumulated deficit for the years ended
         December 31, 2001, 2000, 1999, 1998, 1997, 1996 and 1995                                    F-5
     Consolidated statements of cash flows for the years ended December 31,
         2001, 2000 and 1999, and for the period December 1, 1995 to December 31, 2000               F-6
     Notes to Consolidated Financial Statements
                                                                                                     F-7

ITEM 18:   FINANCIAL STATEMENTS

         Not applicable.

ITEM 19:   EXHIBITS

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

Chimeric Antibodies:                                  A monoclonal antibody of murine origin modified to replace most murine elements with human analogs.

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

Cytotoxic T-cells:                                    Immune system cells capable of killing other cells.

Dendritic Cell Assay:                                 Proprietary laboratory assay system developed at AltaRex Corp. to differentially evaluate the ability of monoclonal antibody therapeutic candidates to alter how a target antigen is recognized, processed, and responded to by the immune system.

Epitope:                                              Specific region on an antigen which is recognized by a specific antibody or
                                                      T-cell.

European Agency for the Evaluation of Medicinal       The agency responsible for drug product approval in the European Economic
Products or EMEA:                                     Community.

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

Humanized Antibodies:                                 A monoclonal antibody produced through one of several methods to replace all murine elements with human analogs (see also Chimeric Antibody).

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

Rapporteur:                                           Using a centralized procedure for product approval in the European Union via
                                                      EMEA, EMEA assigns rapporteurs (two representative countries) to act as liaison for the applicant.

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

Therapeutic Products Programme or TPP of Health       The government department responsible for supervising the drug development and
Canada.                                               approval process in Canada

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

United States Food and Drug Administration or         The regulatory body that oversees the drug development and approval process in
FDA:                                                  the United States.

                                   SIGNATURES

            The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                   ALTAREX CORP.

                                   By:   /s/ Richard E. Bagley
                                         --------------------------------------
                                         Richard E. Bagley
                                         President and Chief Executive Officer
Waltham, Massachusetts
June 6, 2002

                                                                       EXHIBIT A

                                  ALTAREX CORP.
                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Arthur Andersen LLP, Chartered Accountants.......................  F-2
Consolidated Balance Sheets................................................  F-3
Consolidated  Statements of Loss...........................................  F-4
Consolidated Statements of Shareholders' Equity............................  F-5
Consolidated Statements of Cash Flows......................................  F-6
Notes to Consolidated Financial Statements.................................  F-7

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

AUDITORS' REPORT

To the Shareholders of

ALTAREX CORP.

We have audited the consolidated balance sheets of AltaRex Corp. (an Alberta corporation in the development stage) as of December 31, 2001 and 2000 and the consolidated statements of loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaRex Corp. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the directors dated February 12, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

                             /s/ Arthur Andersen LLP

                          (signed) Arthur Andersen LLP
                              Chartered Accountants

Boston, Massachusetts
February 12, 2002
(except with respect to
the matters discussed in
Note 9, as to which the
date is April 18, 2002)

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS

                                                                             As of December 31,
                                                                -----------------------------------------
                                                                    2001                         2000
                                                                ------------                 ------------
(IN CANADIAN DOLLARS)
ASSETS
CURRENT ASSETS
Cash and cash equivalents ......................                $  8,211,313                 $  9,665,187
Short-term investments .........................                     856,051                    3,591,323
Accounts and other receivables .................                      91,474                       75,223
Prepaid expenses ...............................                     761,678                      354,481
                                                                ------------                 ------------
                                                                   9,920,516                   13,686,214
DEPOSITS AND OTHER ASSETS ......................                     235,671                      578,227
CAPITAL ASSETS .................................                     634,870                      490,115
                                                                ------------                 ------------
                                                                $ 10,791,057                 $ 14,754,556
                                                                ============                 ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

Accounts payable and accrued liabilities .......                $  7,383,751                 $  3,793,766
                                                                ------------                 ------------
            TOTAL LIABILITIES ..................                   7,383,751                    3,793,766

COMMITMENTS AND CONTINGENCIES (NOTE 5)
SHAREHOLDERS' EQUITY

Share capital ..................................                  99,143,441                   72,894,559
Accumulated deficit during the development stage                 (95,736,135)                 (61,933,769)
                                                                ------------                 ------------
            TOTAL SHAREHOLDERS' EQUITY .........                   3,407,306                   10,960,790
                                                                ------------                 ------------
                                                                $ 10,791,057                 $ 14,754,556
                                                                ============                 ============


On behalf of the Board:

     /s/ Antoine A. Noujaim                           /s/ Richard E. Bagley
------------------------------                    ------------------------------
(Signed) Antoine A. Noujaim                         (Signed) Richard E. Bagley
Director                                                      Director



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                         CONSOLIDATED STATEMENTS OF LOSS

                                                                 YEAR ENDED DECEMBER 31,                           DEC. 1, 1995
                                                ---------------------------------------------------------        - DEC. 31, 2001
                                                    2001                  2000                  1999               (UNAUDITED)
                                                -------------         -------------         -------------         -------------
(IN CANADIAN DOLLARS)
REVENUES
Research contracts .....................        $          --         $          --         $      65,000         $     810,000
Sale of research materials .............                   --                    --                    --                71,869
Interest income ........................              523,095               389,826               622,710             3,464,117
                                                -------------         -------------         -------------         -------------
                                                      523,095               389,826               687,710             4,345,986
EXPENSES
Research and development ...............           26,919,785            12,022,218            12,828,617            67,866,051
General and administrative .............            7,405,676             6,091,686             6,802,546            27,141,356
Settlement costs (Note 7) ..............                   --                    --             5,074,714             5,074,714
                                                -------------         -------------         -------------         -------------
                                                   34,325,461            18,113,904            24,705,877           100,082,121
                                                -------------         -------------         -------------         -------------
NET LOSS FOR THE PERIOD ................        $ (33,802,366)        $ (17,724,078)        $ (24,018,167)        $ (95,736,135)
                                                =============         =============         =============         =============
NET LOSS PER COMMON SHARE ..............        $       (1.21)        $       (1.08)        $       (2.32)
                                                =============         =============         =============
Weighted average number of common shares           27,962,625            16,433,031            10,347,434
                                                =============         =============         =============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY

                                                                                                      ACCUMULATED
                                                                                                  DEFICIT DURING THE      TOTAL
                                                                             COMMON SHARES            DEVELOPMENT     SHAREHOLDERS'
                                                                         SHARES         AMOUNT           STAGE           EQUITY
                                                                       ----------    ------------    ------------     ------------
(In Canadian dollars)
Balance, December 1, 1995 .......................................         292,333    $         --    $         --     $         --
Issue of shares .................................................           6,250              --              --               --
Initial capitalization of Company ...............................              --       1,000,000              --        1,000,000
Net loss ........................................................              --              --        (225,899)        (225,899)
                                                                       ----------    ------------    ------------     ------------
BALANCE, DECEMBER 31, 1995 ......................................         298,583       1,000,000        (225,899)         774,101
Private placement of shares of AltaRex Inc. .....................              --         175,200              --          175,200
Issue of shares of AltaRex Inc. in settlement of interest payable              --          12,066              --           12,066
Shares issued in private placement of unit sales ................         374,375       2,310,424              --        2,310,424
Shares issued to acquire AltaRex Inc. ...........................       1,881,250               1              --                1
Exercise of Special Warrants ....................................         199,375       1,210,000              --        1,210,000
Issuance of common shares in public offering ....................       1,025,000      25,036,466              --       25,036,466
Exercise of stock options .......................................          29,233          76,014              --           76,014
Exercise of warrants ............................................          10,825         103,920              --          103,920
Net loss ........................................................              --              --      (2,172,059)      (2,172,059)
                                                                       ----------    ------------    ------------     ------------
BALANCE, DECEMBER 31, 1996 ......................................       3,818,641      29,924,091      (2,397,958)      27,526,133
Exercise of stock options .......................................          23,750         170,931              --          170,931
Exercise of warrants ............................................         278,262       2,689,342              --        2,689,342
Net loss ........................................................              --              --      (4,677,637)      (4,677,637)
                                                                       ----------    ------------    ------------     ------------
BALANCE, DECEMBER 31, 1997 ......................................       4,120,653      32,784,364      (7,075,595)      25,708,769
Exercise of stock options .......................................           7,500          54,000              --           54,000
Net loss ........................................................              --              --     (13,115,929)     (13,115,929)
                                                                       ----------    ------------    ------------     ------------
BALANCE, DECEMBER 31, 1998 ......................................       4,128,153      32,838,364     (20,191,524)      12,646,840
Issuance of common shares in public offering ....................       9,775,000      17,589,283              --       17,589,283
Net loss ........................................................              --              --     (24,018,167)     (24,018,167)
                                                                       ----------    ------------    ------------     ------------
BALANCE, DECEMBER 31, 1999 ......................................      13,903,153      50,427,647     (44,209,691)       6,217,956
Exercise of Special Warrants ....................................       1,421,889       5,443,617              --        5,443,617
Issuance of common shares in public offering ....................       2,644,982       7,945,779              --        7,945,779
Issuance of common shares in private placements .................       3,559,989       8,048,100              --        8,048,100
Exercise of stock options .......................................         502,187       1,029,416              --        1,029,416
Net loss ........................................................              --              --     (17,724,078)     (17,724,078)
                                                                       ----------    ------------    ------------     ------------
BALANCE, DECEMBER 31, 2000 ......................................      22,032,200      72,894,559     (61,933,769)      10,960,790
Issuance of common shares in public offering ....................       4,402,211       7,232,091              --        7,232,091
Issuance of common shares as payment for services ...............          29,145          56,832              --           56,832
Exercise of Special Warrants ....................................       3,000,000       7,823,322              --        7,823,322
Exercise of Special Units .......................................       7,200,000      11,136,637              --       11,136,637
Net loss ........................................................              --              --     (33,802,366)     (33,802,366)
                                                                       ----------    ------------    ------------     ------------
BALANCE, DECEMBER 31, 2001 ......................................      36,663,556    $ 99,143,441    $(95,736,135)    $  3,407,306
                                                                       ==========    ============    ============     ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)




                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  YEAR ENDED DECEMBER 31,            Dec. 1, 1995 -
                                                                            2001           2000           1999       Dec. 31, 2001
                                                                        ------------   ------------   ------------   -------------
(IN CANADIAN DOLLARS)                                                                                                 (UNAUDITED)
NET CASH USED IN OPERATING ACTIVITIES
Net loss .............................................................  $(33,802,366)  $(17,724,078)  $(24,018,167)  $(95,736,135)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization .....................................       384,813        496,945        565,218      2,499,464
   Amortization of deferred lease credit .............................            --        (21,691)       (78,920)      (333,486)
   Non-cash compensation expense .....................................        56,832             --             --         56,832
   Interest expense satisfied through issuance of common shares ......
                                                                                  --             --             --         12,066
   Net changes in non-cash working capital balances ..................     3,509,093        882,171        291,491      6,304,655
                                                                        ------------   ------------   ------------   ------------
                                                                         (29,851,628)   (16,366,653)   (23,240,378)   (87,196,604)
                                                                        ------------   ------------   ------------   ------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

Purchase of capital assets ...........................................      (529,568)       (86,714)      (154,026)    (2,810,575)
Maturities and purchases of short-term investments ...................     2,735,272      1,286,716       (636,307)      (856,051)
Acquisition of AltaRex Corp. .........................................            --             --             --        (30,250)
                                                                        ------------   ------------   ------------   ------------
                                                                           2,205,704      1,200,002       (790,333)    (3,696,876)
                                                                        ------------   ------------   ------------   ------------
CASH PROVIDED BY FINANCING ACTIVITIES

Issuance of common shares, net .......................................    26,192,050     22,466,912     17,589,283     99,104,793
Deferred finance costs ...............................................            --             --        118,477             --
Employee relocation loans ............................................            --         36,285         69,904             --
                                                                        ------------   ------------   ------------   ------------
                                                                          26,192,050     22,503,197     17,777,664     99,104,793
                                                                        ------------   ------------   ------------   ------------
NET  (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ................    (1,453,874)     7,336,546     (6,253,047)     8,211,313
Cash and cash equivalents, beginning of period .......................     9,665,187      2,328,641      8,581,688             --
                                                                        ------------   ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD .............................  $  8,211,313   $  9,665,187   $  2,328,641   $  8,211,313
                                                                        ============   ============   ============   ============
Supplemental disclosure of noncash investing and financing activities:
   Leasehold improvements financed with deferred lease credit ........  $         --   $         --   $         --   $    666,641


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000 (IN CANADIAN DOLLARS)

1.  BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

AltaRex Corp. (the Company), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research and development of biopharmaceutical products for the therapy of cancer.

GOING-CONCERN MATTERS

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the years ended December 31, 2001, 2000 and 1999, the Company incurred losses of $33,802,366, $17,724,078, and
$24,018,167, respectively and has accumulated deficit during the development stage of $95,736,135. As further discussed in Note 9, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics for gross proceeds of approximately $3,900,000 (US$2,450,000). In addition, the Company has issued United Therapeutics a warrant to purchase an additional 3.5 million common shares for gross proceeds of approximately $2,590,000 (US$1,625,000) and has granted to United Therapeutics a right to purchase a convertible debenture (the "second debenture") in the principal amount of approximately $1,390,000 (US$875,000). The right to exercise the warrant and purchase the second debenture expires on August 20, 2002. In management's opinion, the Company believes that its available cash, cash equivalents and short-term investments and interest earned thereon, including the United Therapeutics purchase of common shares and assuming the exercise of the warrant and the purchase of the second debenture, should be sufficient to finance its operations and capital needs into 2003. However, as there is no assurance that United Therapeutics will exercise the warrant or purchase the second debenture, there is substantial doubt of the Company's ability to continue as a going concern into 2003.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments or through collaborative arrangements with potential collaborators.

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

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000 (IN CANADIAN DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

Cash equivalents are stated at cost, which approximates fair value. The Company considers highly liquid investments with original maturities of ninety days or less to be cash equivalents and includes money market accounts and commercial paper that are readily convertible to cash.

SHORT-TERM INVESTMENTS

Short-term investments consist of investments with original maturities between three and twelve months. These investments consist of government and commercial instruments and are carried at cost plus accrued interest, which approximates their fair market value. At December 31, 2001, short-term investments have maturity periods averaging 3.3 months (December 31, 2000 - 1.8 months) and weighted average interest rates approximating 4.2% (December 31, 2000 -- 5.3%).

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
Leasehold improvements............................    3 - 5 years, term of lease

Property and equipment consisted of the following:

                                                      DECEMBER 31, 2001                               DECEMBER 31, 2000
                                             ----------------------------------              ----------------------------------
                                                                     ACCUMULATED                                     ACCUMULATED
                                                                    DEPRECIATION/                                   DEPRECIATION/
                                                COST                AMORTIZATION                COST                AMORTIZATION
                                             ----------              ----------              ----------              ----------
Scientific equipment ..........              $1,420,125              $1,145,541              $1,199,908              $1,022,921
Computer software and equipment                 581,142                 462,539                 499,961                 363,332
Office equipment ..............                 559,673                 387,837                 438,184                 292,054
Leasehold improvements ........                 201,979                 132,132                  95,298                  64,929
                                             ----------              ----------              ----------              ----------
                                             $2,762,919              $2,128,049              $2,233,351              $1,743,236
                                             ----------              ----------              ----------              ----------
Net book value ................                          $  634,870                                      $  490,115
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

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000 (IN CANADIAN DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rate of exchange at the period end; transactions during the period are translated at the rate of exchange in effect at the date of the transaction. Statements of operations amounts are translated at average exchange rates prevailing during each accounting period. Gains and losses arising from these translation adjustments are included in the consolidated statements of loss.

INVESTMENT TAX CREDITS

The Company is permitted to offset Canadian federal income taxes payable with unapplied investment tax credits which are based on the cost of carrying on qualifying research and development activities and the cost of qualifying new equipment (see Note 4).

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

CONCENTRATION OF CREDIT RISK

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents, short-term investments, accounts and other receivables and accounts payable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments consist principally of cash and cash equivalents, short-term investments, accounts and other receivables and accounts payable. The estimated fair value of these instruments approximates their carrying value.

NET LOSS PER SHARE

Effective January 1, 2001, the Company adopted the provisions of Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants, with respect to earnings per share. The new standard requires that the "treasury stock" method rather than the "imputed earnings" approach be used to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period. The new accounting policy has

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000 (IN CANADIAN DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

been applied retroactively and had no impact on the reported results of operations for any current or prior period reported herein.

Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 12,565,954 common shares as of December 31, 2001 have been excluded from the computation of diluted weighted average shares outstanding (December 31, 2000 - 2,699,287 and December 31, 1999 -- 1,504,201).

3.  SHARE CAPITAL

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

In February 2001, the Company issued 4,402,211 common shares in a public offering for net proceeds of $7,232,091, after related issue expense of $1,130,431. In connection with this transaction, the Company granted warrants to the agents of this issue to purchase 274,000 common shares at the issue price of $1.90 per share for a period of three years as additional compensation. In June 2001, the Company issued 3,000,000 special warrants for net proceeds of $7,823,322 after related issue expenses of $560,954. Each special warrant was converted into one common share in July 2001. In October 2001, the Company issued 7,200,000 special units for net proceeds of $11,136,637 after related issue expenses of $1,463,363. Each special unit was converted into one common share and one warrant in November 2001. Each warrant entitles the holder to acquire one common share at an exercise price of $2.00 per share for a period of 24 months. In connection with this transaction, the Company granted warrants to the agent to purchase up to a total of 720,000 common shares at a price of $2.00 per share for a period of five years as additional compensation.

As of December 31, 2001, no common shares of the Company were being held in escrow for regulatory purposes. A total of 9,562 common shares were released from escrow in 2000.

WARRANTS AND STOCK OPTION PLAN

The following table summarizes the common shares reserved for issuance and outstanding options under the Company's stock option plan as of the dates indicated:

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000 (IN CANADIAN DOLLARS)

3.  SHARE CAPITAL (CONTINUED)

                                                                      OPTIONS OUTSTANDING FOR:
-----------------------------------------------------------------------------------------------------------------------------------
                              SHARES RESERVED FOR       DIRECTORS, OFFICERS &                                 OPTIONS AVAILABLE FOR
DATE                               ISSUANCE                   EMPLOYEES                  CONSULTANTS                  GRANT
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1999............      1,045,000                    965,870                     39,166                      8,713
December 31, 2000............      2,875,000                  2,456,638                     57,500                    316,175
December 31, 2001............      5,500,000                  4,009,305                    177,500                  1,268,508

The following schedule details the warrants and stock options granted, exercised, expired and cancelled.

                                                               SHARES ISSUABLE ON EXERCISE OF
                                                         -----------------------------------------
                                                           STOCK                      WARRANTS AND                  EXERCISE PRICE
                                                          OPTIONS                     OTHER OPTIONS                    PER SHARE
                                                         ---------                     -----------                   -------------
BALANCE, DECEMBER 31, 1997 ........                        244,708                         331,328                   $7.20 - 48.00
      Granted .....................                        430,916                              --                    2.12 - 12.00
      Exercised ...................                         (7,500)                             --                            7.20
      Cancelled ...................                       (100,438)                             --                    4.60 - 23.60
      Expired .....................                             --                        (320,913)                   7.20 - 12.00
                                                         ---------                     -----------                   -------------
BALANCE, DECEMBER 31, 1998 ........                        567,686                          10,415                    2.12 - 48.00
      Granted .....................                        467,350                         488,750                     1.84 - 4.12
      Cancelled ...................                        (30,000)                             --                    7.20 - 23.60
                                                         ---------                     -----------                   -------------
BALANCE, DECEMBER 31, 1999 ........                      1,005,036                         499,165                    1.84 - 48.00
      Granted .....................                      1,619,498                       1,607,036                     1.40 - 5.96
      Exercised ...................                        (13,439)                     (1,910,637)                    2.00 - 8.72
      Cancelled ...................                        (96,957)                             --                    3.60 - 14.72
      Expired .....................                             --                         (10,415)                          48.00
                                                         ---------                     -----------                   -------------
BALANCE, DECEMBER 31, 2000 ........                      2,514,138                         185,149                    1.40 - 24.00
      Granted .....................                      1,920,000                      18,394,000                     1.90 - 3.70
      Exercised ...................                             --                     (10,200,000)                    2.00 - 2.80
      Cancelled ...................                       (247,333)                             --                     1.41 - 5.96
                                                         ---------                     -----------                   -------------
BALANCE, DECEMBER  31, 2001 .......                      4,186,805                       8,379,149                   $1.40 - 24.00
                                                         =========                     ===========                   =============

The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2001.

                                                          OUTSTANDING                                      EXERCISABLE
                                    ------------------------------------------------------        ------------------------------
                                                        WEIGHTED AVERAGE
                                                        CONTRACTUAL LIFE    WEIGHTED AVERAGE                       WEIGHTED AVERAGE
RANGE OF EXERCISE PRICE             NUMBER OF SHARES         (YEARS)         EXERCISE PRICE     NUMBER OF SHARES    EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------------------
     $1.40 -- 2.22                         872,500                 7.6         $      1.65           605,832         $      1.55
      2.80 -- 4.16                       2,310,598                 8.8                3.30         1,995,861                3.40
      4.60 -- 5.96                         614,500                 8.1                5.93           233,991                5.88
      7.20 -- 8.72                         150,249                 5.1                7.62           150,249                7.62
     12.00 -- 14.72                        233,125                 6.1               12.31           233,125               12.31
     23.60 -- 24.00                          5,833                 5.1               23.83             5,833               23.83
                                         ---------                             -----------         ---------         -----------
                                         4,186,805                             $      4.11         3,224,891         $      4.11
                                         =========                             ===========         =========         ===========

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000 (IN CANADIAN DOLLARS)

3.  SHARE CAPITAL (CONTINUED)

The following warrants and options to purchase common shares are outstanding at December 31, 2001.

         SHARES ISSUABLE ON
            EXERCISE OF
-----------------------------------
                          WARRANTS
   STOCK                 AND OTHER        EXERCISE PRICE                 YEAR OF
  OPTIONS                 OPTIONS            PER SHARE                   EXPIRY
--------------------------------------------------------------------------------
       --                   76,234                $ 3.40                  2002
       --                7,200,000                  2.00                  2003
       --                  108,915                  3.40                  2003
  120,000                  274,000         1.90 --  3.70                  2004
       --                  720,000                  2.00                  2006
  108,499                       --                  7.20                  2006
    2,500                       --                 23.60                  2006
   26,875                       --        13.20 -- 14.72                  2007
    3,333                       --                 24.00                  2007
   87,500                       --         2.12 --  3.64                  2008
   18,750                       --         4.60 --  5.60                  2008
  248,000                       --         8.72 -- 12.00                  2008
  495,437                       --         1.40 --  3.60                  2009
  382,911                       --                  4.12                  2009
   53,750                       --                  1.41                  2010
   62,500                       --                  3.84                  2010
  280,000                       --         4.04 --  4.16                  2010
  595,750                       --                  5.96                  2010
1,701,000                       --         1.95 --  3.13                  2011
---------                ---------
4,186,805                8,379,149
=========                =========

4.  INCOME TAX

The Company is eligible for scientific research and development investment tax credits which may be applied against federal taxes payable. The accumulated non-refundable investment tax credits as of December 31, 2001 is approximately $3,361,000 (December 31, 2000 -- $3,115,000).

As of December 31, 2001, the Company has scientific research and experimental development expenditures for tax purposes of approximately $14,531,000 (December 31, 2000 -- $13,430,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes. As of December 31, 2001, the Company has approximately $84,900,000 (December 31, 2000 -- $51,200,000) of non-capital losses available to be applied to taxable income in future years. These losses expire between 2002 and 2007.

As of January 1, 2000, Canadian GAAP requires recognition of future tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, future tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. In addition, a future tax asset, net of a valuation allowance, would be recorded to recognize the future benefit of loss carryforwards when the realization of the benefit is determined to be more likely than not. Future tax assets at December 31, 2001 consist primarily of net operating loss carryforwards and other temporary differences.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000 (IN CANADIAN DOLLARS)

4.  INCOME TAX (CONTINUED)

Due to the uncertainty surrounding the Company's ability to utilize its carryforwards, no recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts or future tax assets. At December 31, 2001, valuation allowance of $41,600,000 (December 31, 2000 -- $32,100,000) has been recorded by the Company.

5.  COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases office and research facilities. Lease costs for its facilities totaled approximately $526,000, $474,000 and $353,000 for the years ended December 31, 2001, 2000 and 1999, respectively. During 2000, the Company entered into a new lease arrangement for its facilities in the United States, which will expire in August 2002. In January 2001, the Company sublet a portion of this facility with an estimated annual rental fee of approximately $262,000. As of December 31, 2001, the Company is committed to annual minimum basic rent payments for 2002 of approximately $325,000.

LICENSE AND OTHER AGREEMENTS

On December 1, 1995, the Company acquired from Biomira Inc. ("Biomira") an exclusive world-wide right and license to a certain antibody, its cell bank, related data, records and proprietary rights (the "Technology") for a non-refundable cash fee of $150,000, which was charged to research and development expenses. In 1999, in connection with the settlement of litigation between the Company and Biomira (see Note 7), the license agreement was amended and restated. As amended, the license agreement requires the Company to use its best efforts to commercialize the Technology, to spend certain minimum amounts to develop the Technology and to pay royalties to Biomira upon commercialization of products developed from the Technology. The term of the agreement extends to the later of the ten-year anniversary of first commercialization of a product or the expiration date of certain patent rights included in the Technology. At the end of the term of the agreement, the Company will have a world-wide, exclusive, fully paid up right and license to use the Technology for certain applications. The Company and Biomira have the right to terminate the agreement upon forty-five days notice if the other party defaults in the performance, observance or fulfillment of any of its obligations under the agreement.

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

The Company had contracted certain research projects to a third party consultant for a three-year period which ended March 31, 2000. Under this agreement, the Company will pay royalties to the consultant upon successful commercialization of a prostate cancer immunotherapeutic product developed under this collaboration. As of December 31, 2001, the Company has not paid any royalties under this agreement and research fees paid to the consultant over the term of the contract were approximately $775,000.

6.  SEGMENT DISCLOSURE

The Company has considered the reporting requirements of the Canadian Institute of Chartered Accountants on segment disclosures. The Company has determined that it manages its operations as one reportable segment of a biotechnology company engaged in the research and development of biopharmaceutical products for the therapy of cancer. All of the Company's revenues related to research contracts and sales of materials were generated in Canada. The Company's capital assets are located in Canada with the exception of approximately $526,000 as of December 31, 2001 ($222,000 as of December 31, 2000) located in the United States.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000 (IN CANADIAN DOLLARS)

7.  LEGAL MATTERS

In September 1999, the Company reached a settlement of certain litigation with Biomira, Inc. The litigation related to claims by Biomira of ownership of an invention disclosed in an international patent application filed by the Company. The settlement provides for:

- The assignment to the Company of any interest Biomira might have in the patent application that was the subject of the lawsuit filed by Biomira,

- The payment by the Company, on behalf of Biomira, of a $4.2 million liability of Biomira to Industry Canada, an agency of the Canadian government, under a 1991 contribution agreement which, in part, funded research related to the Technology licensed by Biomira to the Company, and termination of the contribution agreement,

- The agreement by the Company to pay up to $250,000 to an agency of the government of the Province of Alberta upon successful commercialization of OvaRex(R) MAb, also related to funding provided to Biomira in support of the Technology, and

- The amendment and restatement of the license agreement between the parties (see Note 5).

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

As of December 31, 2001, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $10,000 (December 31, 2000 -- $449,000 and December 31, 1999 -- $12,000).

Additionally, during 2001 and 2000 the Company issued 994,000 and 185,149 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $1,431,000 and $378,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000 (IN CANADIAN DOLLARS)

8. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

Beginning January 1, 2002, Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants requires the Company to account for stock-based compensation on a basis similar to U.S. GAAP.

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

                                                                   YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------------------           DEC. 1, 1995
                                                      2001                  2000                  1999             - DEC. 31, 2001
                                                  ------------          ------------          ------------          ------------
Net loss per Canadian GAAP ..................     $ 33,802,366          $ 17,724,078          $ 24,018,167          $ 95,736,135

Adjustment for stock-based compensation .....          630,000             1,049,000                17,000             2,064,000

Adjustments of reverse take-over costs ......               --                    --                    --               495,000
                                                  ------------          ------------          ------------          ------------

Net loss per U.S. GAAP ......................     $ 34,432,366          $ 18,773,078          $ 24,035,167          $ 98,295,135
                                                  ============          ============          ============          ============

Basic and diluted net loss per share,
       U.S. GAAP ............................     $      (1.23)         $      (1.14)         $      (2.32)
                                                  ============          ============          ============
Basic and diluted weighted-average
        number of common shares .............       27,962,625            16,433,031            10,347,434
                                                  ============          ============          ============

The following summarizes balance sheet items with material variations under U.S. GAAP.

                                        DECEMBER 31, 2001      DECEMBER 31, 2000
                                        ----------------------------------------
Share capital.........................      $96,584,441            $74,823,559

Accumulated deficit...................       98,295,135             63,862,769

     (d)  Auditors' Report

Under U.S. generally accepted auditing standards, the auditors' report would be modified to express uncertainty as to the Company's ability to continue as a going concern. As discussed in Note 1, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing during 2002 due to insufficient working capital resources to fund its operations for the year. The financial statements would not include any adjustments that might result from the outcome of this uncertainty.

ALTAREX CORP.
(A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000 (IN CANADIAN DOLLARS)

9.  SUBSEQUENT EVENTS

On April 17, 2002, the Company entered into a license agreement with a subsidiary of United Therapeutics Corporation for the development of five monoclonal antibodies, including OvaRex(R) MAb, the Company's lead product in late stage development for ovarian cancer. Under the terms of the agreement, the United Therapeutics subsidiary received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to European Union and certain other countries. United Therapeutics will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

As part of this transaction, United Therapeutics has purchased 4.9 million common shares of the Company, at a premium of ten percent to a predetermined five-day market average, for gross proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company has issued a nominal $80,000 (US$50,000) convertible debenture (the "first debenture") to United Therapeutics that is convertible into 100,000 common shares on August 21, 2002 and is secured by the intellectual property of the Company. The Company has also issued United Therapeutics a warrant (the "warrant") which is exercisable at the option of United Therapeutics into an additional 3.25 million common shares of the Company for proceeds to the Company of approximately $2,590,000 (US$1,625,000). Further, the Company has granted to United Therapeutics a right to purchase a second debenture (the "second debenture") in the principal amount of approximately $1,390,000 (US$875,000). Subject to shareholder approval, US$441,960 of the principal amount of the second debenture will convert into 883,380 common shares of the Company. The right to exercise the warrant and purchase the second debenture will expire on August 20, 2002. Assuming the exercise of the warrant and conversion of the second debenture, United Therapeutics would own approximately 19.9% of the then current outstanding common shares of the Company. United Therapeutics has also received rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company. If United Therapeutics fails to exercise the warrant or purchase the second debenture on or before August 25, 2002, then United's rights under the license agreement may be terminated by the Company.

On March 5, 2002, the Company issued 185.7 special warrants to a group of investors, as part of a private placement offering of up to 1,000 special warrants. This offering anticipated maximum proceeds to the Company of C$7,000,000 and the issuance of a maximum of 8,250,000 common shares of the Company. The Company filed a preliminary prospectus dated March 5, 2002 in connection with this offering. In light of the United Therapeutics transaction described above and after discussion with securities regulatory authorities, this offering was cancelled.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                        DOCUMENT DESCRIPTION
------                                        --------------------
1.1(1)                              The Articles of the Company dated November
                                    18, 1993 as amended by Articles of
                                    Amendment, dated June 25, 1996 and November
                                    28, 1996.

1.2(1)                              Articles of Amalgamation of the Company
                                    dated May 31, 1997 as amended by Articles of Amendment, dated June 27, 1997.

1.3(1)                              The Bylaws of the Company, dated March 1,
                                    1995.

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

1.11(1)                             Assignment of Patent Agreement dated April
                                    4, 1996 between Biomira Inc. and AltaRex
                                    Corp.

1.12(1) Employment Contracts dated January 1, 1996, between AltaRex Corp. and Dr. Antoine
                                    Noujaim.

1.13(2)                             Stock Option Plan.

1.15(1)                             Assignment of Letter Agreement dated
                                    February 20, 1996 between AltaRex Corp. and
                                    Merck Frosst Canada Inc.

1.16(3)                             Sublease Agreement by and between Tufts
                                    Associated Health Plans, Inc. and AltaRex
                                    U.S. Corp., dated April 15, 2000.

1.17(4)                             Employment Arrangement dated February 18,
                                    1998 and amended as of March 30, 1998
                                    between AltaRex Corp. and Richard E. Bagley.

1.18(3)                             Amendments to Employment Arrangement between
                                    AltaRex Corp. and Richard E. Bagley, dated
                                    June 1, 1999 and December 22, 1999.

1.19(3) Amendments to Employment Contract between AltaRex Corp. and Dr. Antoine Noujaim, dated June 3, 1999 and December 22, 1999.

1.20(3)                             Employment Contract between AltaRex Corp.
                                    and Dr. Christopher Nicodemus, dated
                                    December 16, 1998, as amended on June 1,
                                    1999 and December 22, 1999.

1.21(3)                             Employment Contract between AltaRex Corp.
                                    and Edward M. Fitzgerald dated September 14,
                                    1998, as amended on June 1, 1999 and
                                    December 22, 1999.

1.22(3)                             Employment Contract between AltaRex Corp.
                                    and Peter C. Gonze, dated January 24, 2000.

1.23(5) Sublease Agreement dated August 21, 2000 between Anadys Pharmaceuticals, Inc. and AltaRex US, Corp.

1.24(6) Memorandum of Understanding between AltaRex Corp. and Dompe Farmaceutici S.p.A., dated November 15, 2000.**

1.25(6) Development and Supply Agreement dated May 1, 2001 between Abbott Laboratories and AltaRex US, Corp.

1.26(5)                             List of Subsidiaries of AltaRex Corp.

1.27*** Subscription and Debenture Agreement dated April 17, 2002 between United Therapeutics Corporation and AltaRex Corp.

1.28*** Registration Rights Agreement dated April 17, 2002 between United Therapeutics Corporation and AltaRex Corp.

1.29*** Exclusive License Agreement dated April 17, 2002 between Unither Pharmaceuticals, Inc. and AltaRex Corp.**

1.30***                             Employment Contract between AltaRex Corp.
                                    and Robert A. Newman, dated March 25, 1998, as amended June 9, 1998 and June 19, 1998.

1.31***                             Employment Contract between AltaRex Corp.
                                    and Marlene R. Booth, dated May 4, 1999.

1.32***                             Employment Contract between AltaRex Corp.
                                    and James L. Levin, dated June 27, 2000.

23.1***                             Consent of Arthur Andersen LLP.

99.1***                             Letter to Commission Pursuant to Temporary
                                    Note 3T

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

(5) Incorporated herein by reference from the Exhibits to the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

(6) Incorporated herein by reference from the Exhibits to the Company's Amended Annual Report on Form 20-F/A for the year ended December 31, 2000.

* Confidential treatment granted as to certain portions of this Exhibit. The confidential redacted information has been filed separately with the Securities and Exchange Commission.

** Confidential treatment has been requested as to certain portions of this Exhibit. The confidential redacted information has been filed separately with the Securities and Exchange Commission.

***  Filed herewith.