Form 20-F
period 2002-12-31
ALTAREX CORP
filed 2003-06-30
CIK 1046403

      As filed with the Securities and Exchange Commission on June 30, 2003

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                         Commission file number: 0-29574

                                  ALTAREX CORP.
             (Exact name of registrant as specified in its charter)

   PROVINCE OF ALBERTA, CANADA              1123 DENTISTRY/PHARMACY BUILDING
 (Jurisdiction of incorporation                  UNIVERSITY OF ALBERTA
       or organization)                    EDMONTON, ALBERTA, CANADA T6G 2N8
                                        (Address of principal executive offices)

    Securities registered or to be registered pursuant to Section 12 (b) of the
Act:

  Title of each class                       Name of exchange on which registered
  -------------------                       ------------------------------------
         None                                               N/A

    Securities registered or to be registered pursuant to Section 12 (g) of the
Act:

                         Common Shares without par value
                         -------------------------------
                                (Title of Class)

    Securities for which there is a reporting obligation pursuant to Section 15
(d) of the Act: None

    The number of outstanding shares of each of the issuer's classes of capital or common stock as of June 20, 2003: 45,896,936 Common Shares.

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

                          [X] Item 17       [ ] Item 18

                                TABLE OF CONTENTS

                                                                                      PAGE
PART I
Item 1:   Identity of Directors, Senior Management and Advisers.................        1
Item 2:   Offer Statistics and Expected Timetable...............................        1
Item 3:   Key Information.......................................................        1
Item 4:   Information on the Company............................................       10
Item 5:   Operating and Financial Review and Prospects..........................       26
Item 6:   Directors, Senior Management and Employees............................       31
Item 7:   Major Shareholders and Related Party Transactions.....................       38
Item 8:   Financial Information.................................................       39
Item 9:   The Offer and Listing.................................................       40
Item 10:  Additional Information................................................       41
Item 11:  Quantitative and Qualitative Disclosures About Market Risk............       47
Item 12:  Description of Securities Other than Equity Securities................       47

PART II
Item 13:  Defaults, Dividend Arrearages and Delinquencies.......................       48
Item 14:  Material Modifications to the Rights of Security Holders and Use
                of Proceeds.....................................................       48
Item 15:  Controls and Procedures...............................................       48
Item 16A: Audit Committee Financial Expert......................................       48
Item 16B: Code of ethics........................................................       48
Item 16C: Principal Accountant Fees and Services................................       48

PART III
Item 17:  Financial Statements..................................................       49
Item 18:  Financial Statements..................................................       49
Item 19:  Exhibits..............................................................       49

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

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3: KEY INFORMATION

                             SELECTED FINANCIAL DATA

         The following table presents selected financial data of the Company for the periods indicated below. The selected financial data is derived from the Consolidated Financial Statements of the Company and related Notes included in this annual report under Item 17, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, do not differ materially from those accounting principles and requirements of the United States Securities and Exchange Commission ("U.S. GAAP") except as disclosed in Note 8 to the Company's Consolidated Financial Statements and related Notes. All figures set forth below are in Canadian dollars. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and related Notes and the Company's Operating and Financial Review and Prospects set forth under Item 5 of this annual report. To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity and debt securities and its ability to continue operations is dependent on the ability of the Company to obtain additional financing. See "Item 5 - Operating and Financial Review and Prospects".

         INCOME STATEMENT DATA:

                                                           YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------------------
                                      2002           2001           2000           1999           1998
                                  ------------   ------------   ------------   ------------   ------------
                                                           (IN CANADIAN DOLLARS)
Revenues.......................   $     34,765   $    523,095   $    389,826   $    687,710   $  1,013,742
Expenses
 Research and development......      2,893,435     26,919,785     12,022,218     12,828,617      9,433,681
 General and administrative....      5,610,591      7,405,676      6,091,686      6,802,546      4,695,990
   Settlement costs............             --             --             --      5,074,714             --
                                  ------------   ------------   ------------   ------------   ------------
Loss from operations...........   $ (8,469,261)  $(33,802,366)  $(17,724,078)  $(24,018,167)  $(13,115,929)
                                  ------------   ------------   ------------   ------------   ------------
Net loss.......................   $ (8,469,261)  $(33,802,366)  $(17,724,078)  $(24,018,167)  $(13,115,929)
                                  ============   ============   ============   ============   ============
Net loss per common share......   $      (0.20)  $      (1.21)  $      (1.08)  $      (2.32)  $      (3.18)
                                  ============   ============   ============   ============   ============

         BALANCE SHEET DATA:

                                                             AS OF DECEMBER 31,
                                  ------------------------------------------------------------------------
                                      2002           2001           2000           1999           1998
                                  ------------   ------------   ------------   ------------   ------------
                                                           (IN CANADIAN DOLLARS)
Cash and cash equivalents.....    $  3,625,736   $  8,211,313   $  9,665,187   $  2,328,641   $  8,581,688
Short-term investments........              --        856,051      3,591,323      4,878,039      4,241,732
Working capital...............       2,531,327      2,536,765      9,892,448      5,057,620     10,997,161
Total assets..................       4,546,867     10,791,057     14,754,556      8,567,429     15,159,774
Shareholders' equity..........       2,225,345      3,407,306     10,960,790      6,217,956     12,646,840

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

                            EXCHANGE RATE INFORMATION

         The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the conversion of Canadian dollars into U.S. dollars, based on the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On June 20, 2003, the noon buying rate, as reported by the Federal Reserve Bank of New York for the conversion of Canadian dollars into U.S. dollars, was U.S. $0.7358 (U.S. $1.00 = Cdn. $1.3590).

                                           PERIOD     AVERAGE
     CALENDAR PERIOD                        END       RATE(1)     HIGH      LOW
     ---------------                       ------     -------    ------    ------
                                             (U.S. DOLLARS PER CANADIAN DOLLAR)
June 2003  (through June 20, 2003)         0.7358     0.7395     0.7491    0.7263
May 2003                                   0.7292     0.7225     0.7437    0.7031
April 2003                                 0.6975     0.6858     0.6975    0.6737
March 2003                                 0.6805     0.6775     0.6821    0.6709
February 2003                              0.6720     0.6613     0.6720    0.6529
January 2003                               0.6542     0.6487     0.6570    0.6349

                                           PERIOD     AVERAGE
     CALENDAR PERIOD                        END       RATE(2)     HIGH      LOW
     ---------------                       ------     -------    ------    ------
                                             (U.S. DOLLARS PER CANADIAN DOLLAR)
1998                                       0.6504     0.6740     0.7092    0.6341
1999                                       0.6925     0.6744     0.6925    0.6535
2000                                       0.6668     0.6723     0.6968    0.6410
2001                                       0.6279     0.6446     0.6669    0.6279
2002                                       0.6329     0.6368     0.6619    0.6200

(1) The average of the noon buying rates on each business day during the period.

(2) The average of the noon buying rates on the last business day of each full calendar month during the period.

                                  RISK FACTORS

         There are a number of important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements. The Company believes that the material factors discussed below could cause or contribute to such material differences.

THE COMPANY WILL NEED TO RAISE ADDITIONAL FUNDS BY THE END OF AUGUST 2003 IN ORDER TO OPERATE IN THE THIRD QUARTER OF 2003 AND THEREAFTER

         The Company had cash and cash equivalents of approximately $3.6 million as of December 31, 2002 and $2.6 million as of March 31, 2003. The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through the end of August 2003. The Company will need to raise additional funds by the end of August 2003 in order to operate beyond August 2003. The Company is currently in discussions with third parties regarding the potential sale of the Company's net operating loss carry forwards (the "NOL Financing"). The Company expects that the NOL Financing would involve a cash investment in the Company by the third parties, which would be followed by a spinout to the Company's shareholders of a subsidiary of the Company containing up to half of the cash investment and all of the other assets and liabilities of the Company other than the Company's net operating loss carry forwards. The Company has also sought and will continue to seek additional funding through public or private equity or debt financings, through additional collaborative arrangements and through other strategic alternatives. The Company can provide no assurance that the proposed NOL Financing or any additional financing will be available on acceptable terms, on a timely basis, or at all. If the Company cannot reach agreement with the third parties regarding the NOL Financing, obtain the required approvals to proceed with the NOL Financing, or otherwise consummate the proposed NOL Financing by the end of August 2003, it will be forced to cease operations. Even if the Company consummates the NOL Financing or obtains other funding to sustain its operations beyond August 2003, the Company will need to continue to seek additional funding and could be required in the future to delay, reduce the scope of, or eliminate one or more of its research and development programs or to significantly scale back operations if it can not obtain additional financing.

THE COMPANY HAS A HISTORY OF NET LOSSES, AND IT EXPECTS TO CONTINUE TO INCUR ADDITIONAL NET LOSSES, AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY

         To date, the Company has not recorded any revenues from the sale of biopharmaceutical products and there can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company has accumulated net losses of approximately $104.2 million to December 31, 2002 and $105.6 million as of March 31, 2003. Subject to obtaining the required financing to continue to operate its business, the Company anticipates that it will continue to incur significant operating losses as it and its collaborators advance its products through development and clinical trials to commercialization. The amounts and timing of expenditures will depend on the availability of resources to pursue such efforts, the progress of ongoing research and development, the results of preclinical testing and clinical trials, the rate at which operating losses are incurred, the execution of any additional development and licensing agreements with collaborators, the Company's development of additional products, the United States Food and Drug Administration ("FDA"), the Therapeutic Products Programme ("TPP") of Health Canada, the European Agency for the Evaluation of Medicinal Products ("EMEA") and other regulatory processes and other factors, many of which are beyond the Company's control.

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

         The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through the end of August 2003. Beyond the Company's immediate need for cash, the Company intends to rely on cash, if any, generated from licensing revenues, collaborative agreements and other capital-raising activities which will be highly dependent on the Company's successful development and commercialization of its products. The Company can make no assurance that these products will be successfully developed or commercialized or that the underlying assumed levels of expenses will prove to be accurate.

THE COMPANY'S BUSINESS IS DEPENDENT ON THE SUCCESSFUL DEVELOPMENT AND MARKET ACCEPTANCE OF ITS PRODUCTS

         Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative. The Company's realization of its long-term potential will be dependent upon the successful development and commercialization of products currently under development. The Company can make no assurance that these products will be developed successfully or receive regulatory approval. The new products of the Company are currently in the research and development stages, the riskiest stages for a company in the biotechnology industry. The Company can make no assurance that its research and development programs will result in commercially viable products. To achieve profitable operations, the Company, alone or with others such as United Therapeutics Corporation ("United Therapeutics"), must successfully develop, introduce and market its products. In April 2002, the Company entered into an exclusive license agreement with United Therapeutics for the development and commercialization of OvaRex(R) MAb, the Company's product candidate for the treatment of late-stage ovarian cancer, and four other monoclonal antibodies worldwide, with the major exception of member nations of the European Union and certain other countries. To obtain regulatory approvals for the products being developed and to achieve commercial success, clinical trials must demonstrate that the products are safe for human use and that they demonstrate efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company or its collaborators to abandon its commitment to that program. The Company can make no assurance that any future animal or human test, if undertaken, will yield favorable results.

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

THE BIOLOGICS LICENSE APPLICATION FOR OVAREX(R) MAB MAY NOT BE SUBMITTED AT THE TIME EXPECTED OR AT ALL, AND IF SUBMITTED, MAY NOT BE APPROVED

         The development program for OvaRex(R) MAb has been assumed by United Therapeutics. The program has been designed to lead to an initial filing with the FDA of a Biologics License Application ("BLA") for the purpose of obtaining approval to market the product in the United States. A BLA filing is extensive and includes, among other things, detailed information regarding the design, conduct and results of preclinical and clinical testing, the composition, synthesis and manufacture of the product, and such other information and/or analyses as may be requested by the FDA in support of the BLA. The timing of the filing of the BLA may be impacted by, among other things, the sufficiency of results and data from ongoing and completed clinical trials, the satisfactory completion of ongoing development and manufacturing requirements and requests by the FDA for additional information and data to support the filing.

         The Company can make no assurance that the ongoing and planned clinical trials of OvaRex(R) MAb will provide sufficient data for such a filing. Further, United Therapeutics and the Company are evaluating the potential use of alternative manufacturers or sources, including United Therapeutics' own manufacturing in a start-up facility, for the production of commercial consistency lots necessary to complete the BLA filing. The Company can make no assurance that delays will not be encountered in the remaining product development and manufacturing activities required for regulatory filings. Also, the Company can make no assurance that the FDA will not request additional information or data to support such filings. For example, a delay in the filing of the BLA will impact the timing of the FDA's review of the application and approval for marketing of the product and, if approved, the timing of commercialization of the product. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations.

PRECLINICAL AND CLINICAL TESTING OF THE COMPANY'S PRODUCTS IS EXPENSIVE AND TIME-CONSUMING, AND THE RESULTS OF THESE TESTS ARE UNCERTAIN

         Clinical trials of the Company's products are presently being conducted by United Therapeutics in North America. The Company believes that additional clinical trials are necessary to confirm the efficacy of OvaRex(R) MAb. As a result, while the results reported to date from trials with OvaRex(R) MAb are encouraging, the Company can make no assurance that OvaRex(R) MAb or its other products will demonstrate a therapeutic benefit in the treatment of cancer patients that would be sufficient for obtaining regulatory approval.

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

FAILURE TO OBTAIN REGULATORY APPROVAL IN NORTH AMERICA AND EUROPE WILL PREVENT THE COMPANY FROM MARKETING ITS PRODUCTS

         The FDA, the TPP, the EMEA and comparable agencies in other jurisdictions impose substantial requirements on biotechnology and pharmaceutical companies prior to the introduction of therapeutic products. These requirements include lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures, together which involve the expenditure of substantial resources. Satisfaction of these requirements typically takes a number of years and varies substantially based on the type, complexity and novelty of the pharmaceutical product.

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

         Investigational New Drug Applications ("INDs") have been submitted to the TPP and FDA for OvaRex(R) MAb and to the FDA for BrevaRex(R) MAb, but have not been submitted for other products currently under development. The Company can make no assurance that it, or United Therapeutics, will obtain regulatory approval to commercialize OvaRex(R) MAb and BrevaRex(R) MAb, or that it, or United Therapeutics, will be in a position to file the regulatory applications for its future products.

         The Company has developed in conjunction with the FDA a clinical plan to study the comparability of cell culture-based OvaRex(R) MAb with its current ascites-based material, which United Therapeutics has undertaken. The Company can make no assurance that the establishment of a clinical development plan or program in conjunction with regulatory authorities will result in such plan or program being sufficient for obtaining regulatory approval of a product upon submission of a licensing application. The insufficiency of a program could delay or prevent regulatory approval of any such product.

THE COMPANY IS DEPENDENT ON THE SUCCESS OF ITS STRATEGIC RELATIONSHIPS WITH UNITED THERAPEUTICS AND OTHER THIRD PARTIES

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

         In April 2002, the Company entered into an exclusive license agreement with United Therapeutics for the development and commercialization of OvaRex(R) MAb and four other monoclonal antibodies worldwide, with the major exception of member nations of the European Union and certain other countries. Under this agreement, United Therapeutics is responsible for the development of the Company's intellectual property with respect to the five antibodies, including the commercialization of the five antibodies in the licensed territory. In particular, United Therapeutics has agreed to pay the Company certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. If United Therapeutics does not devote the resources necessary or does not advance the clinical development of the products, particularly OvaRex(R) MAb, the Company will be materially adversely affected.

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

         The Company and its collaborators do not manufacture antibodies or fill vials, and will seek to enter into agreements with third parties to manufacture its antibodies (or alternatively, to consider direct manufacturing) and to fill vials. Pursuant to the Draximage Alliance Agreement, Draximage Inc. has filled OvaRex(R) MAb vials for clinical trials and could have certain contingent rights with respect to the manufacture and/or marketing in Canada of the OvaRex(R) MAb drug for commercial purposes. In addition, United Therapeutics is now working with other vendors to fill OvaRex(R) MAb vials. The Company previously worked with Lonza Biologics plc on the production of cell culture-based OvaRex(R) antibody and has subsequently transferred its proprietary cell culture manufacturing processes and the development responsibilities to Abbott Laboratories. The Company and United Therapeutics are evaluating a potential transfer (or alternatively to consider direct manufacturing) of such processes and responsibilities to a new commercial manufacturer that could conduct manufacturing for United Therapeutics and the Company's other collaborators. The Company can make no assurance that delays will not be encountered in the remaining product development and manufacturing activities required for regulatory filings for OvaRex(R) MAb, or that United Therapeutics' manufacturing decisions would be appropriate for the Company and its other collaborators. Also, if long-term arrangements for the production of OvaRex(R) MAb and other antibodies cannot be entered into, the Company may experience delays in the development and commercialization of its products. In addition, if these contract suppliers fail to perform under the terms of the agreement, the Company may incur significant costs.

         Scaling-up production and producing multiple consistency lots of cell culture-derived materials will enable the Company and United Therapeutics to further pursue regulatory approval and commercialization of OvaRex(R) MAb. Such regulatory approval and commercialization is dependent upon the Company's and United Therapeutics' ability to achieve such improvements in production.

         The Company also relies on a number of alliances and collaborative partnerships for the development of its products. The Company cannot guarantee that these relationships will continue or result in any successful developments.

THE DEVELOPMENT AND COMMERCIALIZATION OF THE COMPANY'S PRODUCTS MAY BE TERMINATED OR DELAYED, AND THE COSTS OF DEVELOPMENT AND COMMERCIALIZATION MAY INCREASE, IF THE COMPANY AND ITS STRATEGIC COLLABORATORS ARE UNABLE TO DEVELOP AND MAINTAIN ARRANGEMENTS WITH THIRD PARTIES TO MANUFACTURE AND SUPPORT THE DEVELOPMENT AND COMMERCIALIZATION OF THE COMPANY'S PRODUCTS

         The Company has limited experience in manufacturing biopharmaceuticals. The Company and its collaborators intend to rely primarily on contract manufacturers to produce antibodies and other components of its products for research and development, preclinical and clinical trial purposes. The Company and United Therapeutics may select contract manufacturers or may establish and validate its own manufacturing facilities. The Company's products have never been manufactured on a commercial scale, and the Company can make no assurance that its products can be manufactured at a cost, in quantities, or in a timeframe necessary to make them commercially viable. If the Company or United Therapeutics are unable to contract or manufacture a sufficient supply of required products and substances on acceptable terms, or the Company or United Therapeutics should encounter delays or difficulties, the Company's preclinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, contract manufacturers that the Company may use must continually adhere to current Good Manufacturing Practices ("cGMP") regulations enforced by the FDA through its facilities inspection program. If the facilities of such manufacturers or United Therapeutics cannot pass a pre-approval plant inspection, the FDA premarket approval of the Company's products will not be granted.

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

THE COMPANY FACES SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING COMPETING PRODUCTS BEFORE OR MORE SUCCESSFULLY THAN THE COMPANY DOES

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

IF THE COMPANY IS NOT ABLE TO OBTAIN OR MAINTAIN PATENT PROTECTION FOR ITS PRODUCTS, OR KEEP ITS TRADE SECRETS CONFIDENTIAL, ITS TECHNOLOGY AND INFORMATION MAY BE USED BY OTHERS TO COMPETE AGAINST IT

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

THE COMPANY MAY NOT BE ABLE TO MANAGE ITS BUSINESS EFFECTIVELY IF IT IS UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND CONSULTANTS

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

THE COMPANY COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS IF IT IS UNABLE TO OBTAIN INSURANCE AT ACCEPTABLE COSTS AND ADEQUATE LEVELS OR OTHERWISE PROTECT ITSELF AGAINST PRODUCT LIABILITY CLAIMS

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

VOLATILITY OF THE COMPANY'S COMMON SHARE PRICE COULD CAUSE YOU TO LOSE ALL OR PART OF YOUR INVESTMENT

         Market prices for securities of biotechnology companies generally, and of the Company's Common Shares in particular, are volatile. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights by the Company or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of Common Shares by the Company or by its current shareholders and other factors could have a significant effect on the market price of the Common Shares of the Company. Since January 1, 2002 the sale price per share of the Company's Common Shares as reported on the Toronto Stock Exchange has ranged from a high of $3.35 per share to a low of $0.20 per share.

PROVISIONS IN THE COMPANY'S CHARTER DOCUMENTS AND PROVISIONS OF ALBERTA LAW MAY PREVENT A CHANGE IN CONTROL OR MANAGEMENT THAT SHAREHOLDERS MAY CONSIDER DESIRABLE.

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

THE COMPANY PREVIOUSLY USED ARTHUR ANDERSEN LLP AS ITS INDEPENDENT AUDITORS

         The Company's consolidated financial statements as of and for the fiscal years ended December 31, 2000 and December 31, 2001 were audited by Arthur Andersen LLP, independent accountants. On August 31, 2002, Arthur Andersen ceased practicing before the SEC. Therefore, Arthur Andersen did not participate in the preparation of this annual report, did not reissue its audit report with respect to the financial statements included in this annual report and did not consent to the inclusion of its audit report in this annual report. As a result, holders of the Company's securities, and investors evaluating offers and purchasing securities may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such holders or investors were able to assert such a claim, because it has ceased operations, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims made by such persons that might arise under federal securities laws or otherwise with respect to Arthur Andersen's audit report.

ITEM 4: INFORMATION ON THE COMPANY

COMPANY OVERVIEW

         The Company is a corporation amalgamated under the laws of the Province of Alberta, Canada, which was incorporated in 1995. The registered office of the Company is located at 1900, 715-5 Avenue SW, Calgary, Alberta, T2P 2X6. The executive offices of the Company are located at 1123 Dentistry/Pharmacy Building, University of Alberta, Edmonton, Alberta, Canada T6G 2N8, and its telephone number is (780) 944-9993.

         The Company's business is the research, development and commercialization of biopharmaceutical products that modulate the immune system for the treatment of certain cancers and other diseases. Substantially all of the Company's products are subject to regulation by the TPP in Canada, the FDA in the United States, the EMEA in Europe and similar agencies in other countries. To date, none of the Company's products have been approved by regulatory agencies for sale.

         The Company's proprietary expertise involves the use of foreign monoclonal antibodies as antigen-binding agents that can alter patients' immune system responses in a therapeutically beneficial manner. While its technology has been developed in the cancer field to date, the Company also believes that its platform can be applied to other disease areas.

         The Company's products are murine monoclonal antibodies ("MAbs") developed by the Company's scientists or licensed to the Company. Based upon preclinical and clinical studies to date, the Company believes that these MAbs can be used to complement and/or supplement conventional cancer therapies. The Company believes that its MAb products can elicit immune responses that are capable of killing cancer cells without impacting healthy cells.

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

         On April 17, 2002, the Company entered into a license agreement with a subsidiary of United Therapeutics for the development of OvaRex(R) MAb and four other monoclonal antibodies. Under the terms of this agreement, United Therapeutics, through its subsidiary, received exclusive rights for development and commercialization of the five antibody products worldwide, with the exception of rights retained by the Company to member nations of the European Union and certain other countries. United Therapeutics is now developing OvaRex(R) MAb in the licensed territories. As a result of the license agreement, personnel formerly employed by the Company and involved in the clinical development, manufacturing and regulatory aspects of the OvaRex(R) MAb development program became employees of United Therapeutics. In addition, United Therapeutics reimbursed the Company for $2.5 million in costs incurred in the development of the licensed products prior to

April 17, 2002, and will pay to the Company development milestone payments and royalty fees from product sales. In connection with the license agreement, United Therapeutics purchased 9,133,380 Common Shares of the Company for gross proceeds to the Company of approximately $7.2 million and also purchased a debenture in the principal amount of $674,463.

         The Company has been working closely with United Therapeutics on conducting experiments in support of the licensed antibodies. In January 2003, United Therapeutics announced a phase III U.S. program consisting of two trials of 177 patients each comprising a population having shown clinical benefit in a previously reported phase IIb trial. The focus of the Company's research and development has been, and subject to the availability of additional cash resources, will be to expand the applications of the Company's technology outside the field of cancer and to continue the Company's support of United Therapeutics' preclinical development of licensed monoclonal antibodies.

         The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through the end of August 2003. The Company will need to raise additional funds by the end of August 2003 in order to operate beyond August 2003. The Company is currently in discussions with third parties regarding the NOL Financing. The Company expects that the NOL Financing would involve a cash investment in the Company by the third parties, which would be followed by a spinout to the Company's shareholders of a subsidiary of the Company containing up to half of the cash investment and all of the other assets and liabilities of the Company other than the Company's net operating loss carry forwards. The Company has also sought and will continue to seek additional funding through public or private equity or debt financings, through additional collaborative arrangements and through other strategic alternatives. The Company can provide no assurance that the proposed NOL Financing or any additional financing will be available on acceptable terms, on a timely basis, or at all. If the Company cannot reach agreement with the third parties regarding the NOL Financing, obtain the required approvals to proceed with the NOL Financing, or otherwise consummate the proposed NOL Financing by the end of August 2003, it will be forced to cease operations.

         On May 15, 2003, Richard E. Bagley resigned as President and Chief Executive Officer and Director of the Company. The Company appointed Dr. Antoine
A. Noujaim as President and Chief Executive Officer and Vice-Chairman of the Board of Directors of the Company and Robin Salmon as its Chief Financial Officer. In connection with the changes in management, the Company initiated a restructuring program to prioritize its initiatives and reduce its operating costs. As part of this program, the Company relocated its executive and administrative offices to Edmonton, Alberta, reduced the number of full-time employees of the Company, and closed its Waltham, Massachusetts office.

BUSINESS STRATEGY

    Subject to obtaining the financing to continue operations, the key elements of the Company's strategy are to:

    - Focus on securing a northern European collaboration for OvaRex(R)MAb and the Company's other products;

    - Strategically interface United Therapeutics' North American OvaRex(R) MAb development strategy with the Company's European Union development strategy for timely commercialization on a global basis; and

    - Further develop the breadth and application of the Company's technology platform involving the use of murine antibodies as immunotherapeutics:

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

THE COMPANY'S PRODUCTS

         The Company has established a portfolio of five cancer antibodies for initial therapeutic product development. United Therapeutics is conducting ongoing product development in its licensed territories, pursuant to the License Agreement, and the Company's current and planned collaborators will similarly conduct product development for the European Union and certain other countries. See " -- Strategic Alliances and License Agreements". The first and most advanced of these product candidates is OvaRex(R) MAb for the treatment of late stage ovarian cancer patients with tumors expressing the TAA CA125. Other products in development include BrevaRex(R) MAb (for tumors expressing MUC1), AR54 MAb (for tumors expressing TAG72), ProstaRex(TM) MAb (for tumors expressing
PSA) and GivaRex(TM) MAb (for tumors expressing CA 19.9).

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

         See "Item 3: Key Information - Risk Factors - The Company is Dependent on the Success of its Strategic Relationships with United Therapeutics and Other Third Parties".

    CLINICAL DEVELOPMENT OF OVAREX(R) MAB

         OvaRex(R) MAb (oregovomab), in phase II/III clinical study for the treatment of late-stage ovarian cancer, is the most advanced of five cancer antibodies in development. OvaRex(R) MAb targets a tumor-associated antigen known as CA125, which is expressed in greater than 80% of ovarian cancer patients with late-stage disease. OvaRex(R) MAb has received both Orphan Drug and Fast Track designations by the FDA. The designations provide the potential for expedited regulatory review and accelerated approval. United Therapeutics will determine the timeline for OvaRex(R) MAb regulatory submission for their licensed territories and the Company for the remaining territories.

         ONGOING UNITED THERAPEUTICS CLINICAL TRIALS

         United Therapeutics has initiated an OvaRex(R) MAb phase III pivotal trial program to treat advanced ovarian cancer. Each of United Therapeutics' two identical trials will be conducted in the United States in Stage III/IV ovarian patients who have successfully completed primary treatment of surgery and chemotherapy. Treatment will continue until disease relapse, a time period where there are no approved treatment options. Consequently, the studies will be double-blind, placebo-controlled and will each enroll 177 patients randomized 2:1 active versus placebo. Patient enrollment has commenced and the Company expects that United Therapeutics will have fully enrolled these trials within the next 15 months with results by mid-2005. OvaRex(R) MAb has been granted Orphan Drug status in the United States and Europe and Fast Track designation in the U.S.

         COMPLETED CLINICAL TRIALS

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

         345-Patient Double Blind Placebo-Controlled Trial in Watchful Waiting

         Based on the results obtained in the early retrospective analysis and a subsequent substantial body of evidence based on immunological laboratory research, the Company initiated a prospective multi-center double-blind placebo-controlled North American clinical trial with late stage ovarian cancer patients following primary therapy ("watchful waiting") to evaluate the clinical utility of OvaRex(R) MAb. As of January 31, 2000, this trial was completely enrolled with 345 patients participating. This trial completed for primary endpoint analysis in the third quarter of 2001. As part of the overall analysis of this lead, designated pivotal trial, and without compromising the trial's "blinded" nature, the Company conducted an interim analysis on the first 252 patients (of 345 total enrolled) who had an opportunity to receive three doses of OvaRex(R) MAb as of August 1999. The statistical analysis of this interim data set was conducted using the Cox proportional hazard model, a method that adjusts the data set to control for differences between OvaRex(R) MAb and placebo treated patients and for differences within each patient population. The interim analysis indicated that circulating levels of CA125 prior to first dose of treatment (OvaRex(R) MAb or placebo) is a strong predictor of patients projected time to relapse (TTR), the primary endpoint of the trial.

         In January 2002, the Company announced final results of the primary analysis of this trial. TTR, the primary endpoint of the trial, was determined by the clinical investigators and subsequently evaluated further by an EMB. The results reported reflect the EMB determinations, although they were consistent with those of the investigators.

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

         In summary, the analysis of the 345-patient phase IIb study demonstrated clinical benefit in the OvaRex(R) MAb treatment group in populations characterized by available CA125 antigen coupled with a more indolent set of risk factors. These analyses are important for considering the broadest enrollment criteria for a confirmatory randomized study to be conducted by United Therapeutics for its territories and by the Company and its other collaborators in Europe, and have identified a well-defined population characterized by an unmet medical need coupled with a highly favorable OvaRex(R) MAb risk to benefit profile.

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

    BREVAREX(R) MAB

         The Company also has a cancer therapeutic in development based on its platform technology for the treatment of MUC1 expressing cancers including multiple myeloma, lung and prostate cancer. Tumor marker MUCI, also known as CA15.3, is present in a specific form in a majority of individuals with multiple myeloma (Treon et. al., Blood, 1999).

         The Company completed a phase I trial of BrevaRex(R) MAb in 17 late-stage cancer patients with substantial tumor burden. In this trial, the Company monitored safety and immunological parameters. Treatment with BrevaRex(R) MAb was well tolerated and without significant treatment associated toxicity. In addition, immune responses were induced to both the antibody and the tumor associated antigen MUCI, to which BrevaRex(R) MAb is targeted. These immune responses are consistent with the Company's understanding of its proprietary mechanism for using a low dose foreign antibody to induce immunity in cancer patients. Further clinical study will be conducted as determined by United Therapeutics for the licensed territories and as resources allow for the Company for its territories.

    OTHER ANTIBODIES

         The relationship between a particular antibody and its associated target antigen, and overlap among antibodies and antigens is depicted in the following chart:

                            COMPANY ANTIBODY PLATFORM

                                       % PATIENTS EXPRESSING TARGET ANTIGEN(1)
                            -----------------------------------------------------------------
               ANTIBODY:    BREVAREX(TM)    OVAREX(R)   AR 54      GIVAREX(TM)  PROSTAREX(TM)
 DISEASE:      ANTIGEN:        MUC1           CA125     TAG 72       CA19.9         PSA
---------------------------------------------------------------------------------------------
Ovarian                         65%            97%        53%          --            --
Breast                          95%            14%        27%          --            --
Lung                            70%            33%        52%          --            --
Pancreas                        --             67%        38%          92%           --
Stomach                         --             --         55%          60%           --
Colorectal                      --             --         67%          58%           --
Prostate                        --             --         --           --            85%
---------------------------------------------------------------------------------------------

----------

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

         Applications for Orphan Drug designation in Europe are submitted to the EMEA. The submission must include: life-threatening or debilitating nature of the condition, medical plausibility of the proposed orphan indication, prevalence of the condition (less than or equal to 5 in 10,000) and that no satisfactory method of diagnosis prevention or treatment exists. Once the submission is validated for content, it is evaluated by the Committee for Orphan Medicinal Products (COMP). Upon completion of the evaluation and adoption of its opinion, the decision is reported to the EMEA and subsequently forwarded to the sponsor by EMEA. The Company received Orphan Drug status for OvaRex(R) MAb in Europe in 2002.

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

STRATEGIC ALLIANCES AND LICENSE AGREEMENTS

         The Company's current strategic relationships with collaborators are described below.

    UNITED THERAPEUTICS CORPORATION

         On April 17, 2002, the Company entered into a license agreement with a subsidiary of United Therapeutics for the development of five monoclonal antibodies that activate the immune system to treat cancer. Under the terms of the license agreement, the Company has granted to United Therapeutics an exclusive, non-transferable (except in limited circumstances) royalty bearing license (the "License") throughout the world (other than the member nations of the European Union as of April 17, 2002 and other specified jurisdictions) to use the Company's intellectual property with respect to the five antibodies (the "Licensed Technology").

         United Therapeutics has agreed to use commercially reasonable efforts to develop, market and commercialize such products in the licensed territory utilizing the Licensed Technology as United Therapeutics determines are commercially feasible, including the conduct of related research, development and pre-clinical and clinical trials and obtaining all necessary regulatory approvals. United Therapeutics is solely responsible for the development of the Licensed Technology, including the commercialization of the five antibodies in the licensed territory. In particular, United Therapeutics has agreed to pay the Company certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the Licensed Technology sold in the licensed territory. The Company has granted United Therapeutics a right of first refusal to any other technology developed by the Company for application in the field of cancer.

         As part of the license agreement, United Therapeutics purchased 4.9 million Common Shares of the Company, resulting in gross proceeds to the Company of approximately $3.9 million. In addition, United Therapeutics purchased a convertible debenture from the Company for approximately $80,000 that was converted by United Therapeutics into 100,000 Common Shares of the Company on August 21, 2002. The Company also issued to United Therapeutics a warrant, which United Therapeutics subsequently exercised, to purchase an additional 3.25 million Common Shares of the Company for an aggregate purchase price of approximately $2.6 million. Further, United Therapeutics exercised its right to purchase a second convertible debenture from the Company in the principal amount of approximately $1.4 million.

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

PROPRIETARY PROTECTION

         The Company relies upon patent protection and trademarks to preserve its proprietary technology and its right to capitalize on the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating its proprietary technology.

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

         The Company owns 15 pending or provisional United States patent applications for its therapeutic products and processes, most of which have been or will be filed in countries throughout the world. These patent applications cover various aspects of the Company's core technology products, processes, and the methods for their production and use. These patent applications include both broad and specific claims to various tumor therapies. The Company will continue to aggressively protect its technology with new patent filings with the intent of further extending its patent coverage.

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

        NAME                                 INSTITUTION
        ----                                 -----------
Jeffrey Schlom, Ph.D.            National Cancer Institute at the
                                 National Institutes of Health, USA
Aldo Serafini, M.D.              University of Miami, USA
Dean Mann, M.D., Ph.D.           University of Maryland, USA
Hans Wigzell, M.D., D.Sc.        Karolinska Institute, Sweden

MANUFACTURING

         The Company has entered into a non-binding agreement with Abbott Laboratories for the remaining development, scale-up, process validation and clinical and commercial supply of OvaRex(R) MAb. United Therapeutics is also currently working with Abbott Laboratories in the production of OvaRex(R) MAb for use in clinical trials. The Company is currently evaluating whether it will continue working with Abbott Laboratories, rely on United Therapeutics, or select an alternative commercial manufacturer for production of OvaRex(R) MAb for research and development and clinical trial purposes.

HUMAN RESOURCES

         As of June 20, 2003, the Company has four employees, all of whom are located at the Company's executive offices in Edmonton, Alberta. Of these four employees, two hold PhD's and one of the four is working in research and product development.

         None of the employees are governed by a collective bargaining agreement. The Company believes that working relationships with its employees are excellent.

         As part of the license agreement with United Therapeutics, in 2002, 14 employees of the Company became employees of Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics ("Unither Pharmaceuticals").

         In connection with the Company's recent changes in management and relocation of its executive and administrative offices to Edmonton, Alberta, nine employees ceased to be employed by the Company.

LEASED PROPERTIES

         The Company's executive offices and research and development facility are located at 1123 Dentistry Pharmacy Building, University of Alberta, Edmonton, Alberta T6G 2N8. The Company leases the above premises.

         The Company subleases its Canadian facilities from Virexx Research Inc. See "Item 7: Major Shareholders and Related Party Transactions". The sublease is for a term of one year, terminating on July 31, 2003. The Company expects to renew its sublease of its Canadian facilities. The Company is seeking to sublease the property previously used for its former United States offices. The United States lease expires in August 2004. The total lease costs under leases for the Company's lab and office space were approximately $257,000 for the fiscal year ended December 31, 2002.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis explains trends in the Company's financial condition and results of operations for the years ended December 31, 2002, 2001 and 2000. This discussion and analysis should be read in conjunction with the Company's financial statements and related notes included elsewhere in this document. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

OVERVIEW

         The Company's business is the research, development and commercialization of biopharmaceutical products that modulate the immune system for the treatment of certain cancers and other diseases. Substantially all of the Company's products are subject to regulation by the TPP in Canada, the FDA in the United States, the EMEA in Europe and similar agencies in other countries. To date, none of the Company's products have been approved by regulatory agencies for sale.

         Through its predecessor, AltaRex Inc., the Company commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of December 31, 2002, the Company has incurred cumulative losses of $104.2 million. This includes annual losses of $8.5 million, $33.8 million, $17.7 million, $24.0 million, $13.1 million, and $4.7 million for the years ended December 31, 2002, 2001, 2000, 1999, 1998 and 1997 respectively, and a loss of $2.4 million for the period from inception on December 1, 1995 to December 31, 1996. These losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999. The Company expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by the various regulatory agencies and become commercially viable. Until revenues are generated, the Company is dependent upon its existing limited cash resources, interest income and its ability to obtain external financing from equity offerings, debt financings and collaborative research and development alliances to finance its operations. At December 31, 2002, the Company's accumulated deficit was $104,205,396. (See "Item 3: Key Information -- Risk Factors")

         The Company is also highly dependent on the success of its license agreement with United Therapeutics. On April 17, 2002, the Company entered into a license agreement with a subsidiary of United Therapeutics for the development of OvaRex(R) MAb and four other monoclonal antibodies. Under the terms of this agreement, United Therapeutics, through its subsidiary, received exclusive rights for development and commercialization of the five antibody products worldwide, with the exception of rights retained by the Company to member nations of the European Union and certain other countries. United Therapeutics is now developing OvaRex(R) MAb in the licensed territories. As a result of the license agreement, personnel formerly employed by the Company and involved in the clinical development, manufacturing and regulatory aspects of the OvaRex(R) MAb development program became employees of United Therapeutics. In addition, United Therapeutics reimbursed the Company for $2.5 million in costs incurred in the development of the licensed products prior to April 17, 2002, and will pay to the Company development milestone payments and royalty fees from product sales. In connection with the license agreement, United Therapeutics purchased 9,133,380 Common Shares of the Company for gross proceeds to the Company of approximately $7.2 million and also purchased a debenture in the principal amount of $674,463.

         The Company has been working closely with United Therapeutics on conducting experiments in support of the licensed antibodies. In January 2003, United Therapeutics announced a phase III U.S. program consisting of two trials of 177 patients each comprising a population having shown clinical benefit in a previously reported phase IIb trial. The focus of the Company's research and development has been, and subject to the availability of additional cash resources, will be to expand the applications of the Company's technology outside the field of cancer and to continue the Company's support of United Therapeutics' preclinical development of licensed monoclonal antibodies.

         The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through the end of August 2003. The Company will need to raise additional funds by the end of August 2003 in order to operate beyond August 2003. The Company is currently in discussions with third parties regarding the NOL Financing. The Company expects that the NOL Financing would involve a cash investment in the Company by the third parties, which would be followed by a spinout to the Company's shareholders of a subsidiary of the Company containing up to half of the cash investment and all of the other assets and liabilities of the Company other than the Company's net operating loss carry forwards. The Company has also sought and will continue to seek additional funding through public or private equity or debt financings, through additional collaborative arrangements and through other strategic alternatives. The Company can provide no assurance that the proposed NOL Financing or any additional financing will be available on acceptable terms, on a timely basis, or at all. If the Company cannot reach agreement with the third parties regarding the NOL Financing, obtain the required approvals to proceed with the NOL Financing, or otherwise consummate the proposed NOL Financing by the end of August 2003, it will be forced to cease operations.

         On May 15, 2003, Richard E. Bagley resigned as President and Chief Executive Officer and Director of the Company. The Company appointed Dr. Antoine
A. Noujaim as President and Chief Executive Officer and Vice-Chairman of the Board of Directors of the Company and Robin Salmon as its Chief Financial Officer. In connection with the changes in management, the Company initiated a restructuring program to prioritize its initiatives and reduce its operating costs. As part of this program, the Company relocated its executive and administrative offices to Edmonton, Alberta, reduced the number of full-time employees of the Company, and closed its Waltham, Massachusetts office.

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

CRITICAL ACCOUNTING POLICIES

         This management's discussion and analysis of financial condition and results of operations is based on the Company's consolidated financial statements, which have been prepared by management in accordance with accounting principles generally accepted in Canada, which do not differ materially from those established in the United States, except as disclosed in Note 8 to the consolidated financial statements. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The Company's significant accounting policies are more fully described in Note 2 to the Company's consolidated financial statements.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

    Revenue

         Revenue for the year ended December 31, 2002 totaled $35,000, as compared to $0.5 million for the year ended December 31, 2001. Revenue in each period consisted solely of interest income. The decrease in 2002 was due to lower average levels of cash and short-term investments in 2002 as compared to 2001.

    Expenses

         Expenses for the year ended December 31, 2002 decreased by $25.8 million, to $8.5 million for the year ended December 31, 2002 from $34.3 million for the year ended December 31, 2001. This decrease was largely due to lower research and development expenses, which decreased by $24.0 million, to $2.9 million for the year ended December 31, 2002 from $26.9 million for the year ended December 31, 2001. This decrease in research and development expenses primarily reflects the effect of the United Therapeutics license, United Therapeutics' assumption of ongoing development responsibilities and associated expenses to complete the development and scale-up of the manufacturing of cell culture based OvaRex(R) MAb and clinical trial costs related OvaRex(R) MAb, United Therapeutics' hiring of certain former personnel of the Company and an offsetting reimbursement to the Company of $2.5 million of costs incurred by the Company prior to April 17, 2002, the effective date of the license. The Company expects that its research and development expenses will decrease in 2003 in light of the Company's current capital situation and the effect of United Therapeutics' assumption of ongoing development responsibilities and associated expenses relating to OvaRex(R) MAb. Subject to obtaining additional resources, the Company expects to focus its research and development efforts on conducting a limited number of experiments in support of the antibodies licensed to United Therapeutics and a limited number of experiments with the Company's antibodies outside the cancer field.

         General and administrative expenses decreased by $1.8 million, to $5.6 million for the year ended December 31, 2002 from $7.4 million for the year ended December 31, 2001, due to a decrease of $0.6 million in professional fees paid in the management of the Company's intellectual property portfolio and general corporate matters, a decrease of $0.6 million in payroll expense as a result of the lower number of employees of the Company in 2002, as well as a decrease of $0.6 million in facility-related costs and other corporate costs, all as a result of United Therapeutics' assumption of ongoing development responsibilities and associated expenses and hiring of former personnel of the Company in connection with the April 17, 2002 license described above.

         As a result of the United Therapeutics license agreement, the Company anticipates that research and development expenses, and supporting general and administrative expenses, will continue to decrease significantly in 2003. The actual levels of research and development and general and administrative expenditures by the Company will depend primarily on the cash resources available to the Company. These levels will also depend on the progress and results of discovery research and preclinical studies, the cost, timing and outcome of the regulatory process, the costs of materials, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the availability and cost of required personnel and the extent to which the Company enters into arrangements with corporate collaborators for ongoing research and development activities. See "Liquidity and Capital Resources".

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

    Revenue

         Revenue for the year ended December 31, 2001 totaled $0.5 million, as compared to $0.4 million for the year ended December 31, 2000. Revenue in each period consisted solely of interest income. The increase in 2001 was due to higher average levels of cash and short-term investments in 2001 as compared to 2000.

    Expenses

         Expenses for the year ended December 31, 2001 increased by $16.2 million, to $34.3 million for the year ended December 31, 2001 from $18.1 million for the year ended December 31, 2000. This increase was largely due to higher research and development expenses, which increased by $14.9 million, to $26.9 million for the year ended December 31, 2001 from $12.0 million for the year ended December 31, 2000. This increase in research and development expenses was primarily due to an increase of $10.6 million in manufacturing development costs as the Company worked with Abbott Laboratories and others to complete development and scale-up of the manufacturing of cell culture based OvaRex(R) MAb, and an increase of $4.0 million in clinical trial costs related to a 102 patient OvaRex(R) trial (commenced in September 2000) and the primary endpoint analysis of the Company's 345 patient OvaRex(R) MAb phase IIb trial (completed in September 2001).

         General and administrative expenses increased by $1.3 million, to $7.4 million for the year ended December 31, 2001 from $6.1 million for the year ended December 31, 2000 due to additional professional fees paid in the management of the Company's intellectual property portfolio and other corporate matters, as well as an increase in office expenses due to the occupancy of new office space in the United States in October 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         At December 31, 2002, the Company had cash and cash equivalents of $3.6 million. The Company's principal risks relative to its cash and cash equivalents are credit risk and interest rate risk. Regarding credit risk, the Company mitigates such risk by investing only in federal or provincial government securities or investment grade corporate obligations in the form of commercial paper or bankers' acceptances. Regarding interest rate risk, exposure results from changes in short-term interest rates or early redemption of securities. These risks are mitigated by the short-term nature of the portfolio.

FOREIGN CURRENCY EXPOSURE

         Prior to the relocation of its executive and administrative offices to Edmonton, Alberta in May 2003, the Company had a significant portion of its operations in the United States, including the operation of its former office in the United States and the ongoing administration of development and research activities related to the Company's products. A significant portion of the Company's transactions continue to be denominated in U.S. dollars and, accordingly, the Company has an exposure risk to foreign exchange rates. The Company partially offsets this risk by maintaining cash balances and short-term investments denominated in U.S. currency. At December 31, 2002 the Company had $3.5 million (or 98%) of the total cash and short-term investments invested in U.S. dollar denominated financial instruments and cash deposits. Other than as mentioned here, the Company does not actively engage in hedging or other activities to control the risk of its foreign currency exposure.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents totaled $3.6 million at December 31, 2002 and $2.6 million at March 31, 2003. From its inception through December 31, 2002, the Company has financed its operations primarily through private placements and public offerings of equity securities amounting to approximately $107.1 million in aggregate net proceeds to the Company. In addition, the Company has had interest income on invested balances amounting to an aggregate of $3.5 million, as well as $0.8 million in proceeds received under research contracts. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issuance of equity or debt securities and interest income and payments under the license agreement with United Therapeutics.

         The Company's net cash used in operating activities amounted to $13.4 million, $29.8 million, and $16.4 million for the years ended December 31, 2002, 2001 and 2000, respectively, and resulted primarily from its net operating losses. The Company's investing activities resulted in a net provision of cash of $0.8 million, $2.2 million and $1.2 million, respectively, for the years ended December 31, 2002, 2001 and 2000.

         Accounts payable and accrued liabilities decreased by approximately $5.7 million to $1.7 million at December 31, 2002 from $7.4 million at December 31, 2001. This decrease resulted primarily from the payment of some of those liabilities and and the assumption by United Therapeutics of responsibility for the ongoing development and associated expenses relating to the development and scale-up of the manufacturing of cell culture based OvaRex(R) MAb and clinical trial costs related OvaRex(R) MAb.

         As part of the United Therapeutics license agreement, United Therapeutics purchased 4.9 million Common Shares of the Company, resulting in gross proceeds to the Company of approximately $3.9 million. In addition, United Therapeutics purchased a convertible debenture from the Company for approximately $80,000 that was converted by United Therapeutics into 100,000 Common Shares of the Company on August 21, 2002. The Company also issued to United Therapeutics a warrant, which United Therapeutics subsequently exercised, to purchase an additional 3.25 million Common Shares of the Company for an aggregate purchase price of approximately

$2.6 million. Further, United Therapeutics exercised its right to purchase a second convertible debenture from the Company in the principal amount of approximately $1.4 million.

         The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through the end of August 2003. The Company will need to raise additional funds by the end of August 2003 in order to operate beyond August 2003. The Company is currently in discussions with third parties regarding the NOL Financing. The Company expects that the NOL Financing would involve a cash investment in the Company by the third parties, which would be followed by a spinout to the Company's shareholders of a subsidiary of the Company containing up to half of the cash investment and all of the other assets and liabilities of the Company other than the Company's net operating loss carry forwards. The Company has also sought and will continue to seek additional funding through public or private equity or debt financings, through additional collaborative arrangements and through other strategic alternatives. The Company can provide no assurance that the proposed NOL Financing or any additional financing will be available on acceptable terms, on a timely basis, or at all. If the Company cannot reach agreement with the third parties regarding the NOL Financing, obtain the required approvals to proceed with the NOL Financing, or otherwise consummate the proposed NOL Financing by the end of August 2003, it will be forced to cease operations. Even if the Company consummates the NOL Financing or obtains other funding to sustain its operations beyond August 2003, the Company will need to continue to seek additional funding and could be required in the future to delay, reduce the scope of, or eliminate one or more of its research and development programs or to significantly scale back operations if it can not obtain additional financing.

         The Company's future funding needs would vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

         The Company had capital expenditures of approximately $4,000 for the year ended December 31, 2002. In fiscal year 2003, capital expenditures should not exceed $30,000 and will be funded from existing cash resources.

     Contractual Obligations

         The following table summarizes the Company's significant contractual obligations at December 31, 2002:

                                                                 PAYMENTS DUE BY PERIOD
                                                                 ----------------------
                                                     LESS THAN 1 YEAR      1 - 3 YEARS       TOTAL
Lease obligations.................................       $114,000           $  57,000      $  171,000
Employment agreements/Severance obligations.......        738,000                   -         738,000
Long-term debt....................................              -             674,763         674,763
                                                         --------           ---------      ----------
Total obligations.................................       $852,000           $ 731,763      $1,583,763
                                                         ========           =========      ==========

         The Company is a party to employment agreements and severance agreements with a number of its employees. Under the terms of these agreements, the Company would owe these employees $738,000 upon a change in control of the Company.

         The Company's long-term debt consists of a note payable for $674,763 issued to United Therapeutics which is secured by the Company's intellectual property. Interest on this note is due quarterly and accrues at a rate of 6% per annum. The unpaid principal and interest on this note is due in full in August 2005. This note is convertible into Common Shares of the Company at a price of U.S.$0.50 per share at any time at the option of United Therapeutics.

         The Company intends to seek to sublease its office space in the United States to reduce the lease obligations payments of $142,000 due under the lease.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS

         Following are the Directors and Executive Officers of the Company. In May 2003, Dr. Antoine A. Noujaim and Robin Salmon were appointed President, Chief Executive Officer and Vice Chairman of the Board of Directors of the Company and Chief Financial Officer of the Company, respectively. At the same time, in connection with the Company's changes in management and relocation, Richard E. Bagley resigned as President, Chief Executive Officer and Director of the Company and Robert A. Newman ceased to be employed by the Company as Vice President, Business Operations of the Company. William R. McMahan and Robert H. Uhl will not stand for re-election as Directors of the Company at the Company's 2003 annual meeting of shareholders.

          NAME                                   POSITION(S)
          ----                                   -----------
Dr. Antoine A. Noujaim              President, Chief Executive Officer and
                                    Vice Chairman of the Board
Jacques R. Lapointe(1)              Chairman of the Board
Bruce D. Brydon(2)                  Director
William R. McMahan(1)(2)            Director
Robin Salmon                        Chief Financial Officer
Robert H. Uhl(2)                    Director

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

         Dr. Antoine A. Noujaim. Dr. Noujaim rejoined the Company in May 2003 as its President and Chief Executive Officer and Vice Chairman of the Board. Dr. Noujaim founded the Company in 1995 and served as its Chairman and Chief Scientific Officer until July 2002. Dr. Noujaim also serves as President and Chief Executive Officer of Virexx Research Inc., a privately-owned biotechnology company engaged in the research and development of biopharmaceutical products for the treatment of Hepatitis B, chronic Hepatitis C and resultant liver cancers. Dr. Noujaim has served as President and Chief Executive Officer of Virexx Research Inc. since September 2001.

         Jacques R. Lapointe. Mr. Lapointe has been a Director of the Company since May 2001 and was appointed Chairman in July 2002. Mr. Lapointe has more than 30 years of leadership and operational experience with global biotechnology and pharmaceutical organizations. Mr. Lapointe was with Glaxo Wellcome plc for 12 years and held the positions of President and CEO of Glaxo Canada as well as Glaxo Wellcome U.K. Mr. Lapointe is a former Chairman of the Pharmaceutical Manufacturers Association of Canada (PMCA), now known as Canada's Research-based Pharmaceutical Companies (Rx&D).

         Bruce D. Brydon. Mr. Brydon has been a Director of the Company since May 2001. Mr. Brydon served as Chief Executive Officer of Biovail Corporation, a biotechnology company, from 1997 to 2001, and served as a Director of that company from 1995 to 2002. Mr. Brydon was President and Chief Executive Officer of Biovail Corporation from 1995 to 1997.

         William R. McMahan. Mr. McMahan has been a Director of the Company since July 1996. Mr. McMahan has been a private businessman since 2002. Mr. McMahan previously served as President of Oxbow Capital Corporation and Oxbow Investments Inc. from 1993 to 2002 and Director of International Marketing for Oxbow Research Limited from 1992 to 1993. Mr. McMahan is also the Chief Operating Officer and a Director of Oxbow Equities Corp., a mutual fund listed on The Toronto Stock Exchange. Mr. McMahan is a Director of UltraVision, Inc. (contact lenses) a Canadian publicly-traded company. Mr. McMahan was formerly a Director of Abacus Software Group Inc., which was the subject of a cease trade order of the Alberta Securities Commission issued on September 3, 1998.

         Robin Salmon. Mr. Salmon joined the Company as its Chief Financial Officer in May 2003. Since September 2001, Mr. Salmon has also served as Chief Financial Officer of Virexx Research, Inc., a privately-owned biotechnology company engaged in the research and development of biopharmaceutical products for the treatment of Hepatitis B, chronic Hepatitis C and resultant liver cancers. Mr. Salmon was a partner of KPMG, an independent public accounting firm, from 1981 until his retirement from the practice in 2000.

         Robert H. Uhl. Mr. Uhl has been a Director of the Company since April 2001. Mr. Uhl has served as Senior Research Analyst, Specialty Pharmaceuticals for Wells Fargo Securities since April 2003. Mr. Uhl was Senior Vice President and Director of Research of Leerink Swann & Company from 1998 to 2002. Previously, he was Vice President and Specialty Pharmaceutical Analyst at Salomon Smith Barney in 1998. Mr. Uhl was Vice President and Pharmaceutical Analyst at Salomon Brothers from 1995 to 1997.

COMPENSATION

    COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth the compensation paid to each member of the Company's management during the last full financial year (the "Named Executive Officers") for each of the fiscal years ended December 31, 2002, 2001 and 2000. In May 2003, Dr. Noujaim rejoined the Company as President and Chief Executive Officer, and Robin Salmon joined the Company as Chief Financial Officer. Dr. Noujaim and Mr. Salmon are the only Named Executive Officers who remain employed by the Company. Dr. Noujaim and Mr. Salmon have each agreed to perform their duties as President and Chief Executive Officer and Chief Financial Officer, respectively, without payment of cash compensation by the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                           ANNUAL COMPENSATION             AWARDS
                                                           -------------------          -------------
                                                                                        COMMON SHARES        ALL OTHER
NAME AND                                                   SALARY                       UNDER OPTIONS       COMPENSATION
PRINCIPAL POSITION                              YEAR       ($)(9)        BONUS ($)       GRANTED (#)          ($)(10)
------------------                              ----      -------        ---------      -------------       ------------
RICHARD E. BAGLEY(1)                            2002      424,980             --          325,000              11,612
    Former President and Chief                  2001      418,905             --          350,000              10,202
    Executive Officer                           2000      401,054             --          402,500              14,934

EDWARD M. FITZGERALD(2)                         2002      131,986             --               --               3,400
    Former Senior Vice President, Chief         2001      318,368             --          100,000               8,583
    Financial Officer and Secretary             2000      304,801             --          183,750              10,249

DR. CHRISTOPHER F. NICODEMUS(3)                 2002      131,721             --               --               3,974
    Former Senior Vice President, Clinical      2001      343,502             --          100,000               8,440
    Research and Development                    2000      328,864             --          186,250              10,872

PETER C. GONZE(4)                               2002      116,014             --               --               3,480
    Former Senior Vice President,               2001      302,542             --          150,000               8,818
    Operations                                  2000      294,185             --          100,000               8,951

DR. JAMES L. LEVIN(5)                           2002      122,101             --               --               4,206
    Former Vice President, Manufacturing        2001      287,027         37,580           40,000               8,538
    and Development                             2000      121,853             --           62,500               1,617

MARLENE R. BOOTH(6)                             2002      269,108             --               --               8,619
    Former Vice President, Regulatory           2001      287,027         33,882           60,000               8,538
    Affairs and Project Management              2000      207,945         33,356           25,000               7,690

DR. ANTOINE A. NOUJAIM(7)                       2002      133,585             --          325,000               4,415
    President and Chief Executive Officer       2001      220,000             --          300,000              12,620
    and Former Chief Scientific Officer         2000      220,000             --          112,500              12,620

ROBERT A. NEWMAN(8)                             2002      236,050         38,745          225,000               7,682
    Former Vice President, Business             2001      232,725             --           40,000               2,283
    Operations                                  2000      221,652             --           56,250              16,693

NOTES:

    (1) Perquisites and other personnel benefits did not exceed the greater of $50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for the financial year. Mr. Bagley resigned as President and Chief Executive Officer of the Company in May 2003.

    (2) Mr. Fitzgerald resigned as Senior Vice President, Chief Financial Officer and Secretary of the Company in May 2002.

    (3) Dr. Nicodemus resigned as Senior Vice President, Clinical Research and Development of the Company in May 2002.

    (4) Mr. Gonze resigned as Senior Vice President, Operations of the Company in May 2002.

    (5) Dr. Levin joined the Company in July 2000. Dr. Levin resigned as Vice President, Manufacturing and Development of the Company in June 2002.

    (6) Ms. Booth left the position of Vice President, Regulatory Affairs and Project Management of the Company in May 2002.

    (7) Dr. Noujaim resigned as Chief Scientific Officer of the Company in July 2002. In May 2003, Dr. Noujaim rejoined the Company as its President and Chief Executive Officer. Dr. Noujaim will not be paid any cash compensation by the Company in connection with his duties as President and Chief Executive Officer of the Company.

    (8) In connection with the Company's changes in management and relocation, Mr. Newman ceased to be employed by the Company in May 2003.

    (9) None of Mr. Bagley, Mr. Fitzgerald, Dr. Nicodemus, Mr. Gonze or Mr. Newman received an increase in annual compensation in 2001 or 2002. The increases in their salaries noted above are due solely to changes in exchange rates and the effect of such changes on U.S. dollar based compensation.

    (10)Compensation under the column "All Other Compensation" is with respect to employee benefits such as health care, life insurance, a group retirement savings plan and relocation benefits.

    STOCK OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS

         The following table details information with respect to the grant of options by the Company to Messrs. Bagley and Newman during the financial year of the Company ended December 31, 2002. The Company did not grant options to any of the other Named Executive Officers in 2002.

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                           MARKET VALUE
                                            % OF TOTAL                      OF COMMON
                                             OPTIONS                          SHARES
                               COMMON       GRANTED TO                      UNDERLYING
                               SHARES       EMPLOYEES     EXERCISE OR     OPTIONS ON THE
                                UNDER          IN         BASE PRICE      DATE OF GRANT
                               OPTIONS      FINANCIAL      ($/COMMON        ($/COMMON
          NAME                GRANTED #       YEAR          SHARE)            SHARE)         EXPIRATION DATE
Richard E. Bagley..........    325,000         22.8%        $ 0.47            $ 0.47        June 19, 2012
Robert A. Newman...........    200,000         14.0%        $ 0.47            $ 0.47        June 19, 2012
Robert A. Newman...........     25,000          1.8%        $ 0.37            $ 0.37         December 11,
                                                                                                2012

         The following table details information with respect to all options of the Company held by the Named Executive Officers and outstanding on December 31, 2002. None of the Named Executive Officers exercised options in 2002.

                                                                                        VALUE OF UNEXERCISED
                                                            UNEXERCISED OPTIONS AT      IN-THE-MONEY OPTIONS
                                                               DECEMBER 31, 2002        AT DECEMBER 31, 2002
                                                                 EXERCISABLE/               EXERCISABLE/
NAME                                                           UNEXERCISABLE (#)         UNEXERCISABLE ($)
----                                                        ----------------------      --------------------
Richard E. Bagley...................................         1,295,729 / 245,833              -- / --
Edward M. Fitzgerald................................           320,937 /      --              -- / --
Dr. Christopher F. Nicodemus........................           296,041 /      --              -- / --
Marlene R. Booth....................................            97,500 /      --              -- / --
Dr. James L. Levin..................................            60,883 /      --              -- / --
Peter C. Gonze......................................           218,750 /      --              -- / --
Robert A. Newman....................................           205,808 /      --              -- / --
Dr. Antoine A. Noujaim..............................                -- /      --              -- / --
Robin Salmon........................................                -- /      --              -- / --

    EMPLOYMENT AGREEMENTS

    The Company has entered into agreements with its executive officers regarding terms of employment and severance arrangements as follows:

    - Pursuant to a Severance Agreement, dated May 22, 2003, between Mr. Bagley and the Company, Mr. Bagley resigned as President, Chief Executive Officer and Director of the Company effective in May 2003. The agreement provides for, among other things, the payment of U.S. $67,000 to Mr. Bagley upon his resignation and a further U.S. $202,500 to be paid to Mr. Bagley in bi-monthly installments over a period of 12 months beginning on the date of his resignation.

    - Mr. Fitzgerald's agreement, dated September 14, 1998 and amended on June 1, 1999, provided for his employment at will as Senior Vice President, Chief Financial Officer and Secretary of the Company and severance upon termination other than for cause of one year of base salary. Mr. Fitzgerald resigned in May 2002.

    - Dr. Nicodemus' agreement, dated December 16, 1998 and amended on June 1, 1999, provided for his employment at will as Senior Vice President, Clinical Research and Development and for severance upon termination other than for cause of one year of base salary. Dr. Nicodemus resigned in May 2002 and joined Unither Pharmaceuticals.

    - Ms. Booth's agreement, dated May 4, 1999, provided for her employment at will as Vice President, Regulatory Affairs and Project Management, and severance upon termination other than for cause of six months of base salary. Ms. Booth was terminated in May 2002.

    - Dr. Levin's agreement, dated June 27, 2000, provided for his employment at will as Vice President, Manufacturing and Development, and severance upon termination other than for cause of one year of base salary. Dr. Levin resigned in June 2002 and joined Unither Pharmaceuticals.

    - Mr. Gonze's agreement dated October 1, 1999 and amended February 1, 2000, provided for his employment at will as Senior Vice President, Operations, and severance upon termination other than for cause of one year of base salary. Mr. Gonze resigned in May 2002 and joined Unither Pharmaceuticals.

    - Mr. Newman's agreement, dated January 13, 1997, as amended, provides for his employment at will as Vice President, Business Operations and severance upon termination other than for cause of six months of base salary. In connection with the Company's changes in management and relocation, Mr. Newman ceased to be employed by the Company in May 2003.

    COMPENSATION OF DIRECTORS

         Each non-employee director of the Company receives a fee of U.S. $10,000 per annum. Further, all directors are eligible to receive stock options and are entitled to receive reimbursement of their reasonable out-of-pocket disbursements incurred on the business of the Company. In the aggregate, a total of $99,125 in fees was paid to members of the Board of Directors during the period from January 1, 2002 to December 31, 2002.

BOARD PRACTICES

         The shareholders of the Company elect the Directors annually, to serve until the time of the Company's next annual meeting.

         None of the directors have service contracts with the Company providing for benefits upon termination of employment.

    AUDIT COMMITTEE

         The Audit Committee of the Board of Directors of the Company consists of Messrs. Bruce D. Brydon, William R. McMahan and Robert H. Uhl. Mr. McMahan is the Chairman of the Compensation Committee.

         The Audit Committee is responsible for the engagement of the Company's independent auditors and reviews with them the scope and timing of their audit services and any other services they are asked to perform. The Committee also reviews with the auditors their report on the Company's financial statements following completion of the audit and on the Company's policies and procedures with respect to internal accounting and financial controls. During 2002, there were four meetings of this committee.

    COMPENSATION COMMITTEE

         The Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") consists of Messrs. Jacques R. Lapointe and William R. McMahan. Mr. Lapointe is the Chairman of the Compensation Committee.

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

SHARE OWNERSHIP

         The following table sets forth the beneficial share ownership of the Company's Directors and Named Executive Officers as of June 20, 2003:

                                                                                       PERCENTAGE OF
                                                                  NUMBER OF             OUTSTANDING
NAME                                                            COMMON SHARES        COMMON SHARES(%)
----                                                            -------------        ----------------
Dr. Antoine A. Noujaim.................................           1,500,000                3.3
Jacques R. Lapointe(1).................................             220,000                  *
Bruce D. Brydon(2).....................................              60,000                  *
William R. McMahan(3)..................................             112,500                  *
Robin Salmon...........................................              20,000                  *
Robert H. Uhl(4).......................................              60,000                  *
Richard E. Bagley(5)...................................           1,828,165                4.0
Marlene R. Booth.......................................                   -                  *
Edward M. Fitzgerald(6)................................             459,687                  *
Peter C. Gonze.........................................              96,368                  *
Dr. James L. Levin.....................................                   -                  *
Robert A. Newman(7)....................................             349,808                  *
Dr. Christopher F. Nicodemus...........................              51,325                  *

* Less than 1%

 (1) Includes 160,000 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of June 20, 2003.

 (2) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of June 20, 2003.

 (3) Includes 82,500 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of June 20, 2003.

 (4) Comprised entirely of shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of June 20, 2003.

 (5) Includes 1,542,562 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of June 20, 2003.

 (6) Includes 382,187 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of June 20, 2003.

 (7) Includes 349,558 shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of June 20, 2003.

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

STOCK OPTIONS

    As at June 20, 2003, there were outstanding options to purchase a total of 3,282,078 Common Shares under the Plan and the following table sets out in detail all stock options issued and outstanding under the Plan.

                                               NUMBER OF                               EXERCISE
                                             SHARES UNDER                              PRICE PER
GROUP                                           OPTION         DATE OF GRANT             SHARE         EXPIRATION DATE
-----                                        ------------    ------------------        ---------      ------------------
Directors.............................           1,875       July 26, 1996             $   7.20       July 26, 2006
     (excluding Executive Officers)                625       July 8, 1997              $  14.72       July 8, 2007
                                                 5,000       May 21, 1998              $   8.72       May 21, 2008
                                                 5,000       February 17, 2000         $   5.96       February 17, 2010
                                                40,000       April 10, 2001            $   1.95       April 10, 2011
                                                50,000       May 24, 2001              $   3.13       May 24, 2011
                                               160,000       June 19, 2002             $   0.47       June 19, 2012
                                               100,000       July 18, 2002             $   0.38       July 18, 2012

Executive Officers....................           3,333       February 4, 1997          $  24.00       February 4, 2007
                                               206,250       March 4, 1998             $  12.00       March 4, 2008
                                                 3,000       May 21, 1998              $   8.72       May 21, 2008
                                                 6,250       August 4, 1998            $   4.60       August 4, 2008
                                                43,750       September 15, 1998        $   3.64       September 15, 2008
                                               328,224       July 8, 1999              $   4.12       July 8, 2009
                                               225,000       December 22, 1999         $   1.40       December 22, 2009
                                               283,333       February 17, 2000         $   5.96       February 17, 2010
                                                72,917       June 1, 2000              $   4.16       June 1, 2010
                                               490,000       May 24, 2001              $   3.13       May 24, 2011
                                               525,000       June 19, 2002             $   0.47       June 19, 2012
                                                25,000       December 11, 2002         $   0.37       December 11, 2012

Employees.............................          12,374       July 26, 1996             $   7.20       July 26, 2006
                                                 2,500       December 31, 1996         $  23.60       December 31, 2006
                                                17,500       May 21, 1998              $   8.72       May 21, 2008
                                                 6,250       August 4, 1998            $   4.60       August 4, 2008
                                                 1,979       August 19, 1999           $   3.60       August 19, 2009
                                                29,584       February 17, 2000         $   5.96       February 17, 2010
                                                34,167       June 1, 2000              $   4.16       June 1, 2010
                                                16,667       July 12, 2000             $   4.04       July 12, 2010
                                                76,500       May 24, 2001              $   3.13       May 24, 2011
                                                47,500       September 5, 2001         $   2.80       September 5, 2011
                                               245,000       June 19, 2002             $   0.47       June 19, 2012
                                                25,000       December 11, 2002         $   0.37       December 11, 2012
                                                15,000       January 12, 2003          $   0.37       January 12, 2013

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         To the knowledge of the directors or officers of the Company, as of June 20, 2003, no person beneficially owns or exercises control or direction over more than 5% of the Common Shares of the Company (being the only class of shares of the Company outstanding), except for Dompe which beneficially owns 3,879,869 Common Shares of the Company (8.5% of the outstanding Common Shares of the Company), which includes 357,142 Common Shares of the Company issuable upon exercise of Special Warrants of the Company that are currently exercisable (see "Item 4: Information on the Company -- Strategic Alliances and License Agreements -- Genesis Pharma, Medison Pharma and Dompe Farmaceutici"); and United Therapeutics which beneficially owns 9,133,380 Common Shares of the Company (19.9% of the outstanding Common Shares) (see "Item 4: Information on the Company -- Strategic Alliances and License Agreements -- United Therapeutics Corporation").

         Except as disclosed above, as of June 20, 2003, the current directors and officers of the Company as a group own, directly or indirectly, or exercise control or direction over a total of 1,876,603 Common Shares representing approximately 4.1% of the issued and outstanding Common Shares.

         As of June 20, 2003, 35.3% of the Common Shares outstanding are held by 18 record holders in the United States.

         The Company is not owned or controlled by another corporation or by any foreign government.

RELATED PARTY TRANSACTIONS

         Since January 1, 2002, the only transactions in which the directors or officers of the Company or any of the major shareholders of the Company mentioned under " -- Major Shareholders", or any associate or affiliate of any of the foregoing persons or companies has had a material interest, direct or indirect, which has materially affected or will materially affect the Company or any of its subsidiaries are as follows:

    - In April 2002, the Company and United Therapeutics entered into a subscription agreement (the "Subscription Agreement"), pursuant to which United Therapeutics purchased 4,900,000 Common Shares of the Company at a price of U.S. $0.50 per share for total proceeds to the Company of U.S. $2,450,000. In addition, the Company issued to United Therapeutics a debenture in the principal amount of U.S. $50,000, which was converted by United Therapeutics into 100,000 Common Shares at a price of U.S. $0.50 per share. The Company has also issued to United Therapeutics a warrant to purchase 3,250,000 Common Shares at a price of U.S. $0.50 per share, which was exercised in full by United Therapeutics in August 2002. Also in August 2002, United Therapeutics exercised its right, pursuant to the Subscription Agreement, to purchase a second debenture in the principal amount of U.S. $875,000. Upon issuance of the second debenture, U.S. $441,690 of the principal amount of the second debenture automatically converted into 883,380 Common Shares. A note payable for U.S. $433,310, secured by the Company's intellectual property, was issued in exchange for the remaining proceeds. Interest is due on the note quarterly and accrues at a rate of 6% per annum. The unpaid principal and interest on the note is due in full in August 2005. The note is convertible into Common Shares at a price of U.S. $0.50 per share at any time at the option of United Therapeutics. See "Item 4: Information on the Company -- Strategic Alliances and License Agreements -- United Therapeutics Corporation."

    -    Pursuant to a Severance Agreement, dated May 22, 2003, between Richard
         E. Bagley and the Company, Mr. Bagley resigned as President, Chief Executive Officer and Director of the Company in May 2003. The agreement provides for, among other things, the payment of U.S. $67,000 to Mr. Bagley upon his resignation and an additional U.S. $202,500 to be paid to Mr. Bagley in bi-monthly installments over a period of 12 months beginning on the date of his resignation, subject to acceleration upon the occurrence of specified events.

    - Pursuant to a Lease Assignment Agreement and a Sublease Agreement, each dated July 12, 2002, between the Company and Virexx Research Inc., the Company assigned its lease for its Canadian facilities to Virexx Research Inc. and agreed to sublease its Canadian facilities from Virexx Research Inc. for $3,922 per month. The sublease agreement expires on July 31, 2003. Under a separate agreement which expires in July 2003, Virexx Research Inc. rents certain equipment from the Company for a monthly fee of $500. Dr. Noujaim and Mr. Salmon are the President and Chief Executive Officer and the Chief Financial Officer, respectively, of Virexx Research Inc.

    - In April 2002, ICN Pharmaceuticals, Inc. ("ICN") brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages. In June 2003, pursuant to an agreement between ICN and Dr. Noujaim, ICN agreed to not to pursue its claims against the Company in exchange for payment of U.S. $275,000, which was paid by Dr. Noujaim. In connection with this agreement, the Company and Dr. Noujaim entered into an agreement pursuant to which the Company agreed to pay Dr. Noujaim U.S. $275,000, reimburse him for all related costs and expenses and indemnify him from any and all claims arising out of his agreement with ICN. Pursuant to the agreement, the Company issued Dr. Noujaim a promissory note in the principal amount of U.S. $275,000, which is secured by all of the Company's personal property. Interest accrues on the note at a rate of 10% per annum. Principal and interest on the note are payable on demand.

ITEM 8: FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The following financial statements, together with the reports of the Company's independent auditors thereon, are filed as part of this annual report as Exhibit A hereto:

                                                                                                 PAGE
INDEX TO THE FINANCIAL STATEMENTS

Report of Vitale, Caturano & Company..........................................................   F-2
Report of Arthur Andersen LLP, Chartered Accountants..........................................   F-3
Consolidated balance sheets as at December 31, 2002 and December 31, 2001.....................   F-4
Consolidated statements of loss for the years ended December 31, 2002, 2001 and 2000,
    and for the period December 1, 1995 to December 31, 2002..................................   F-5
Consolidated statements of shareholders' equity for the years ended December 31, 2002,
    2001, 2000, 1999, 1998, 1997, 1996 and 1995...............................................   F-6
Consolidated statements of cash flows for the years ended December 31, 2002, 2001 and
    1999, and for the period December 1, 1995 to December 31, 2002............................   F-7
Notes to Consolidated Financial Statements....................................................   F-8

CHANGE IN AUDITORS

         Arthur Andersen LLP, the former auditors of the Company, were first appointed as auditors in 1999. On June 30, 2002, Arthur Andersen LLP resigned as the Company's auditors in connection with its cessation of operations in the Commonwealth of Massachusetts. On August 7, 2002, the Board of Directors of the Company appointed Vitale, Caturano & Company as the new auditors of the Company to fill the vacancy created by the resignation of Arthur Andersen LLP.

         During the Company's two most recent fiscal years and any subsequent interim period, there have been no reportable disagreements between the Company and Arthur Andersen LLP on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of Arthur Andersen LLP, would have caused it to make a reference to the subject matter of the disagreement(s) in connection with its report, nor have there been any adverse or qualified opinions or denials of opinions contained in any auditor's reports on any interim or annual financial statements given to the Company by Arthur Andersen LLP. There have been no consultations between the Corporation and Vitale, Caturano & Company regarding the application of accounting principles to a specified transaction (either proposed or completed) or the type of audit opinion that might be rendered on the Company's financial statements. The change in auditors was made with the approval of the Audit Committee and the Board of Directors of the Company.

LEGAL PROCEEDINGS

         The Company is not currently involved in any material legal proceedings.

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

         The following table sets forth the high and low sale prices per share of the Common Shares of the Company as reported on the Toronto Stock Exchange for the fiscal years ending December 31, 1998, 1999, 2000, 2001 and 2002.

                                HIGH     LOW
                                ----    -----
                                CDN.$   CDN.$
FISCAL YEAR ENDING
December 31, 1998               3.25    0.42
December 31, 1999               1.38    0.24
December 31, 2000               5.10    0.48
December 31, 2001               4.02    1.70
December 31, 2002               3.35    0.26

         The following table sets forth for the periods indicated the high and low sale prices per share of the Common Shares during each of the quarters set forth below as reported on the Toronto Stock Exchange for fiscal years ending December 31, 2001 and December 31, 2002.

                                HIGH     LOW
                                ----    -----
                                CDN.$   CDN.$
2001
First quarter                   2.80    1.70
Second quarter                  4.02    1.95
Third quarter                   3.70    2.00
Fourth quarter                  2.70    1.70

2002
First quarter                   3.35    0.63
Second quarter                  0.98    0.30
Third quarter                   0.50    0.26
Fourth quarter                  0.49    0.26

         The following table sets forth the high and low sale prices per share of the Common Shares during each of the months set forth below as reported on the Toronto Stock Exchange for the most recent six months.

                                      HIGH     LOW
                                      ----    -----
                                      CDN.$   CDN.$
MONTH
January 2003                          0.41    0.33
February 2003                         0.38    0.30
March 2003                            0.35    0.26
April 2003                            0.31    0.20
May 2003                              0.40    0.22
June 2003 (through June 20, 2003)     0.62    0.37

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

MATERIAL CONTRACTS

         Except for contracts entered into the normal course of business, the only material contracts entered into by the Company during the past two years prior to the date hereof are the license agreement dated April 17, 2002 between the Company and Unither Pharmaceuticals, subscription and debenture purchase agreements and related agreements dated April 17, 2002 between the Company and United Therapeutics referred to under "Item 4: Information on the Company -- Strategic Alliances and License Agreements -- United Therapeutics Corporation" and the severance agreement dated May 22, 2003 between the Company and Richard
E. Bagley, pursuant to which Mr. Bagley resigned as President and Chief Executive Officer and as a Director of the Company in May 2003, referred to under "Item 6: Directors, Senior Management and Employees - Compensation - Employment Agreements."

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

     CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

         The following summary describes the principal Canadian federal income tax consequences of the acquisition, ownership and disposition of common shares generally applicable to holders of the Company's Common Shares who are residents of the United States ("United States Holders") for the purposes of the Canada-United States Income Tax Convention (1980) (the Convention), who are not residents of Canada for the purposes of the Income Tax Act (Canada) the ("Tax Act"), who hold their Common Shares of the Company as capital property, who deal at arm's length with the Company for the purposes of the Tax Act and who do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on in Canada. Common Shares of the Company will generally be considered to be capital property to a United States Holder unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposals") and the provisions of the Convention as in effect on the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada. There can be no assurance that the Proposals will be enacted as proposed or at all.

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

         The Company believes that it was not a PFIC for its fiscal years ended on or before December 31, 2002. If in its current or in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable a U.S. Holder to make a QEF election in that year. There can be no assurance that the Company's determination concerning PFIC status will not be challenged by the IRS, or that it will be able to satisfy the record-keeping requirements which are imposed on QEF's.

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

DOCUMENTS ON DISPLAY

    The documents concerning the Company referred to in this annual report may be inspected at the Company's office in Edmonton, Alberta, Canada. The Company's Investor Relations and Corporate Communications Department may be reached at
(888) 801-6665. Documents filed with the Securities and Exchange Commission ("SEC"), and future SEC filings by the Company can be read over the Internet at the SEC's web site at http://www.sec.gov. Documents filed by the Company with the SEC may also be read and copied at the SEC's public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         At December 31, 2002, the Company had cash and cash equivalents of $3.6 million. The Company's principal risks relative to its cash and cash equivalents are credit risk and interest rate risk. Regarding credit risk, the Company mitigates such risk by investing only in federal or provincial government securities or investment grade corporate obligations in the form of commercial paper or bankers' acceptances. Regarding interest rate risk, exposure results from changes in short-term interest rates or early redemption of securities. These risks are mitigated by the short-term nature of the portfolio.

FOREIGN CURRENCY EXPOSURE

         Prior to the relocation of its executive and administrative offices to Edmonton, Alberta in May 2003, the Company had a significant portion of its operations in the United States, including the operation of its former office in the United States and the ongoing administration of development and research activities related to the Company's products. A significant portion of the Company's transactions continue to be denominated in U.S. dollars and, accordingly, the Company has an exposure risk to foreign exchange rates. The Company partially offsets this risk by maintaining cash balances and short-term investments denominated in U.S. currency. At December 31, 2002 the Company had $3.5 million (or 98%) of the total cash and short-term investments invested in U.S. dollar denominated financial instruments and cash deposits. Other than as mentioned here, the Company does not actively engage in hedging or other activities to control the risk of its foreign currency exposure.

ITEM 12:   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

         (a) Evaluation of disclosure controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

         (b) Changes in internal controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

ITEM 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

         Not applicable.

ITEM 16B:  CODE OF ETHICS

         Not applicable.

ITEM 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Not applicable.

                                    PART III

ITEM 17:  FINANCIAL STATEMENTS

         The following financial statements, together with the reports of the Company's independent auditors thereon, are filed as part of this annual report on Form 20-F.

                                                                                                PAGE
                                                                                                ----
INDEX TO THE FINANCIAL STATEMENTS
Report of Vitale, Caturano & Company.........................................................    F-2
Report of Arthur Andersen LLP, Chartered Accountants.........................................    F-3
Consolidated balance sheets as at December 31, 2002 and December 31, 2001....................    F-4
Consolidated statements of loss for the years ended December 31, 2002, 2001 and 2000,
     and for the period December 1, 1995 to December 31, 2002................................    F-5
Consolidated statements of shareholders' equity for the years ended December 31, 2002,
     2001, 2000, 1999, 1998, 1997, 1996 and 1995.............................................    F-6
Consolidated statements of cash flows for the years ended December 31, 2002, 2001 and
     2000, and for the period December 1, 1995 to December 31, 2002..........................    F-7
Notes to Consolidated Financial Statements...................................................    F-8

         Under United States securities regulations, issuers are generally required to obtain a current written consent from the independent accountants that audited their financial statements in order to incorporate the corresponding audit reports by reference into a registration statement filed with the United States Securities and Exchange Commission. While Arthur Andersen LLP provided a consent with respect to the financial statements referred to above in connection with the filing of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001, Arthur Andersen LLP has ceased to practice before the United States Securities and Exchange Commission and is therefore not in a position to provide the updated consent which would normally be required to incorporate their audit report by reference into the Company's registration statements. However, in reliance on Rule 437a promulgated under the Securities Act of 1933, as amended, the Company has dispensed with the requirement to file the consent of Arthur Andersen LLP. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this Form 20-F, you will not be able to recover against Arthur Andersen LLP under
Section 11 of the Securities Act of 1933, as amended, for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP incorporated by reference or any omissions to state a material fact required to be stated therein.

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

                                   ALTAREX CORP.

                                   By:  /s/ Dr. Antoine A. Noujaim
                                       ----------------------------------------
                                        Dr. Antoine A. Noujaim
                                        President and Chief Executive Officer

Edmonton, Alberta
June 30, 2003

                                 CERTIFICATIONS

I, Antoine A. Noujaim, certify that:

1.       I have reviewed this annual report on Form 20-F of AltaRex Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003                            /s/ Dr. Antoine A. Noujaim
                                               ---------------------------------
                                               Dr. Antoine A. Noujaim
                                               Chief Executive Officer

I, Robin Salmon, certify that:

1.       I have reviewed this annual report on Form 20-F of AltaRex Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003                            /s/ Robin Salmon
                                               ---------------------------------
                                               Robin Salmon
                                               Chief Financial Officer

                                                                       EXHIBIT A

                                  ALTAREX CORP.
                          INDEX TO FINANCIAL STATEMENTS

                                                                                               PAGE
                                                                                               ----
Report of Vitale, Caturano & Company......................................................     F-2
Report of Arthur Andersen LLP, Chartered Accountants......................................     F-3
Consolidated Balance Sheets...............................................................     F-4
Consolidated Statements of Loss...........................................................     F-5
Consolidated Statements of Shareholders' Equity...........................................     F-6
Consolidated Statements of Cash Flows.....................................................     F-7
Notes to Consolidated Financial Statements................................................     F-8

AUDITORS' REPORT TO THE SHAREHOLDERS OF
ALTAREX CORP.

         We have audited the consolidated balance sheet of AltaRex Corp. (an Alberta corporation in the development stage) as of December 31, 2002 and the consolidated statements of loss, shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaRex Corp. as of December 31, 2002 and the results of its operations and its cash flows for the year ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

         In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated February 14, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

                                               /s/ Vitale, Caturano & Co.
                                               (SIGNED) VITALE CATURANO & CO.

Boston, Massachusetts
February 14, 2003

THE FOLLOWING REPORT OF INDEPENDENT PUBLIC ACCOUNTS IS A COPY OF THE PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT. ARTHUR ANDERSEN LLP HAS NOT REISSUED THIS REPORT.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
ALTAREX CORP.

         We have audited the consolidated balance sheets of AltaRex Corp. (an Alberta corporation in the development stage) as of December 31, 2001 and the consolidated statements of loss, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of AltaRex Corp. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

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

                             /s/ Arthur Andersen LLP, Chartered Accountants (SIGNED) ARTHUR ANDERSEN LLP, CHARTERED ACCOUNTANTS

Boston, Massachusetts
February 12, 2002

Consolidated balance sheets

                                                                AS OF DECEMBER 31,
                                                                ------------------
                                                             2002               2001
(IN CANADIAN DOLLARS)
ASSETS
CURRENT ASSETS
Cash and cash equivalents ..........................     $   3,625,736      $   8,211,313
Short-term investments .............................                 -            856,051
Accounts and other receivables .....................           211,010             91,474
Prepaid expenses ...................................           341,340            761,678
                                                         -------------      -------------

           TOTAL CURRENT ASSETS ....................         4,178,086          9,920,516
DEPOSITS AND OTHER ASSETS ..........................            42,935            235,671
CAPITAL ASSETS .....................................           325,846            634,870
                                                         -------------      -------------

   TOTAL ASSETS ....................................     $   4,546,867      $  10,791,057
                                                         =============      =============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities ...........     $   1,646,759      $   7,383,751
                                                         -------------      -------------

           TOTAL CURRENT LIABILITIES ...............         1,646,759          7,383,751
DEBT ...............................................           674,763                  -
COMMITMENTS AND CONTINGENCIES (NOTE 5)
SHAREHOLDERS' EQUITY
Share capital ......................................       106,430,741         99,143,441
Accumulated deficit during the development stage ...      (104,205,396)       (95,736,135)
                                                         -------------      -------------
   TOTAL SHAREHOLDERS' EQUITY ......................         2,225,345          3,407,306
                                                         -------------      -------------

                                                         $   4,546,867      $  10,791,057
                                                         =============      =============

On behalf of the Board:

           /s/ Jacques R. Lapointe                       /s/ Richard E. Bagley
         (SIGNED) JACQUES R. LAPOINTE                 (SIGNED) RICHARD E. BAGLEY
                   DIRECTOR                                    DIRECTOR

Consolidated statements of loss

                                                                                                          DEC. 1, 1995-
                                                             YEAR ENDED DECEMBER 31,                      DEC. 31, 2002
                                                             -----------------------                      -------------
                                                      2002               2001               2000           (UNAUDITED)
(IN CANADIAN DOLLARS)
REVENUES
Research contracts .........................     $           -      $           -      $           -      $     810,000
Sale of research materials .................                 -                  -                  -             71,869
Interest income ............................            34,765            523,095            389,826          3,498,882
                                                 -------------      -------------      -------------      -------------

                                                        34,765            523,095            389,826          4,380,751
EXPENSES
Research and development ...................         2,893,435         26,919,785         12,022,218         70,759,486
General and administrative .................         5,610,591          7,405,676          6,091,686         32,751,947
Settlement costs (Note 7) ..................                 -                  -                  -          5,074,714
                                                 -------------      -------------      -------------      -------------

                                                     8,504,026         34,325,461         18,113,904        108,586,147
                                                 -------------      -------------      -------------      -------------

NET LOSS FOR THE PERIOD ....................     $  (8,469,261)     $ (33,802,366)     $ (17,724,078)     $(104,205,396)
                                                 =============      =============      =============      =============

NET LOSS PER COMMON SHARE ..................     $       (0.20)     $       (1.21)     $       (1.08)
Weighted average number of common shares ...        41,821,767         27,962,625         16,433,031

Consolidated statements of shareholders' equity

                                                                      COMMON SHARES           ACCUMULATED DEFICIT      TOTAL
                                                                      -------------               DURING THE        SHAREHOLDERS'
                                                                  SHARES         AMOUNT        DEVELOPMENT STAGE       EQUITY
(IN CANADIAN DOLLARS)
BALANCE, DECEMBER 1, 1995 .............................           292,333     $           -      $           -      $           -
Issue of shares .......................................             6,250                 -                  -                  -
Initial capitalization of Company .....................                 -         1,000,000                  -          1,000,000
Net loss ..............................................                 -                 -           (225,899)          (225,899)
                                                               ----------     -------------      -------------      -------------

BALANCE, DECEMBER 31, 1995 ............................           298,583         1,000,000           (225,899)           774,101
Private placement of shares of AltaRex Inc. ...........                 -           175,200                  -            175,200
Issue of shares of AltaRex Inc. in settlement of ......                 -            12,066                  -             12,066
   interest payable
Shares issued in private placement of unit sales ......           374,375         2,310,424                  -          2,310,424
Shares issued to acquire AltaRex Inc. .................         1,881,250                 1                  -                  1
Exercise of Special Warrants ..........................           199,375         1,210,000                  -          1,210,000
Issuance of common shares in public offering ..........         1,025,000        25,036,466                  -         25,036,466
Exercise of stock options .............................            29,233            76,014                  -             76,014
Exercise of warrants ..................................            10,825           103,920                  -            103,920
Net loss ..............................................                 -                 -         (2,172,059)        (2,172,059)
                                                               ----------     -------------      -------------      -------------

BALANCE, DECEMBER 31, 1996 ............................         3,818,641        29,924,091         (2,397,958)        27,526,133
Exercise of stock options .............................            23,750           170,931                  -            170,931
Exercise of warrants ..................................           278,262         2,689,342                  -          2,689,342
Net loss ..............................................                 -                 -         (4,677,637)        (4,677,637)
                                                               ----------     -------------      -------------      -------------

BALANCE, DECEMBER 31, 1997 ............................         4,120,653        32,784,364         (7,075,595)        25,708,769
Exercise of stock options .............................             7,500            54,000                  -             54,000
Net loss ..............................................                 -                 -        (13,115,929)       (13,115,929)
                                                               ----------     -------------      -------------      -------------

BALANCE, DECEMBER 31, 1998 ............................         4,128,153        32,838,364        (20,191,524)        12,646,840
Issuance of common shares in public offering ..........         9,775,000        17,589,283                  -         17,589,283
Net loss ..............................................                 -                 -        (24,018,167)       (24,018,167)
                                                               ----------     -------------      -------------      -------------

BALANCE, DECEMBER 31, 1999 ............................        13,903,153        50,427,647        (44,209,691)         6,217,956
Exercise of Special Warrants ..........................         1,421,889         5,443,617                  -          5,443,617
Issuance of common shares in public offering ..........         2,644,982         7,945,779                  -          7,945,779
Issuance of common shares in private placements .......         3,559,989         8,048,100                  -          8,048,100
Exercise of stock options .............................           502,187         1,029,416                  -          1,029,416
Net loss ..............................................                 -                 -        (17,724,078)       (17,724,078)
                                                               ----------     -------------      -------------      -------------

BALANCE, DECEMBER 31, 2000 ............................        22,032,200        72,894,559        (61,933,769)        10,960,790
Issuance of common shares in public offering ..........         4,402,211         7,232,091                  -          7,232,091
Issuance of common shares as payment for services .....            29,145            56,832                  -             56,832
Exercise of Special Warrants ..........................         3,000,000         7,823,322                  -          7,823,322
Exercise of Special Units .............................         7,200,000        11,136,637                  -         11,136,637
Net loss ..............................................                 -                 -        (33,802,366)       (33,802,366)
                                                               ----------     -------------      -------------      -------------

BALANCE, DECEMBER 31, 2001 ............................        36,663,556        99,143,441        (95,736,135)         3,407,306
Issuance cost from special units ......................                 -           (11,927)                 -            (11,927)
Issuance of common shares in private placement ........         4,900,000         3,803,627                  -          3,803,627
Conversion of debentures issued to United .............           983,380           767,392                  -            767,392
Exercise of warrants ..................................           100,000           200,000                  -            200,000
Exercise of warrants by United ........................         3,250,000         2,528,208                  -          2,528,208
Net loss ..............................................                 -                 -         (8,469,261)        (8,469,261)
                                                               ----------     -------------      -------------      -------------

BALANCE, DECEMBER 31, 2002 ............................        45,896,936     $ 106,430,741      $(104,205,396)     $   2,225,345
                                                               ==========     =============      =============      =============

Consolidated statements of cash flows

                                                                                                                  DEC. 1, 1995-
                                                                    YEAR ENDED DECEMBER 31,                       DEC. 31, 2002
                                                                    -----------------------                       -------------
                                                             2002               2001               2000            (UNAUDITED)
(IN CANADIAN DOLLARS)
NET CASH USED IN OPERATING ACTIVITIES
Net loss ...........................................     $  (8,469,261)     $ (33,802,366)     $ (17,724,078)     $(104,205,396)
Adjustments to reconcile net loss to net cash
   used in operating activities:
   Depreciation and amortization ...................           304,733            384,813            496,945          2,804,197
   Amortization of deferred lease credit ...........                 -                  -            (21,691)          (333,486)
   Non-cash compensation expense ...................                 -             56,832                  -             56,832
   Interest expense satisfied through issuance
      of common shares .............................                 -                  -                  -             12,066
   Net changes in non-cash working capital
      balances .....................................        (5,243,454)         3,509,093            882,171          1,061,198
                                                         -------------      -------------      -------------      -------------

                                                           (13,407,982)       (29,851,628)       (16,366,653)      (100,604,589)
                                                         -------------      -------------      -------------      -------------

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Purchase of capital assets, net ....................             4,291           (529,568)           (86,714)        (2,806,284)
Maturities and purchases of short-term
   Investments, net ................................           856,051          2,735,272          1,286,716                  -
Acquisition of AltaRex Corp. .......................                 -                  -                  -            (30,250)
                                                         -------------      -------------      -------------      -------------

                                                               860,342          2,205,704          1,200,002         (2,836,534)
                                                         -------------      -------------      -------------      -------------

CASH PROVIDED BY FINANCING ACTIVITIES
Issuance of common shares, net .....................         4,492,289         26,192,050         22,466,912        103,597,082
Issuance costs from special units ..................           (11,927)                 -                  -            (11,927)
Issuance of convertible debt .......................           753,493                  -                  -            753,493
Exercise of warrants ...............................         2,728,208                  -                  -          2,728,208
Employee relocation loans ..........................                 -                  -             36,285                  -
                                                         -------------      -------------      -------------      -------------

                                                             7,962,063         26,192,050         22,503,197        107,066,856
                                                         -------------      -------------      -------------      -------------

NET (DECREASE) INCREASE IN CASH AND CASH
   EQUIVALENTS .....................................        (4,585,577)        (1,453,874)         7,336,546          3,625,736
Cash and cash equivalents, beginning of period .....         8,211,313          9,665,187          2,328,641                  -
                                                         -------------      -------------      -------------      -------------

CASH AND CASH EQUIVALENTS, END OF PERIOD ...........     $   3,625,736      $   8,211,313      $   9,665,187      $   3,625,736
                                                         =============      =============      =============      =============

Supplemental disclosure of noncash investing
   and financing activities:
   Cash paid for interest ..........................     $      17,197      $           -      $           -      $      17,197
   Leasehold improvements financed with deferred
      lease credit .................................     $           -      $           -      $           -      $     666,641
   Conversion of debt to common shares .............     $     753,493      $           -      $           -      $     753,493

Notes to consolidated financial statements December 31, 2002 and 2001 (In Canadian dollars)

1.    BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

         AltaRex Corp. (the "Company"), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development, and commercialization of biopharmaceutical products for the treatment of cancer and other diseases.

GOING-CONCERN MATTERS

         The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the years ended December 31, 2002, 2001 and 2000, the Company incurred losses of $8,469,261, $33,802,366 and $17,724,078, respectively and has accumulated deficit during the development stage of $104,205,396. As further discussed in Note 9, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics Corporation ("United Therapeutics") for gross proceeds of approximately $3,900,000 (US$2,450,000). In addition, the Company issued United Therapeutics a warrant to purchase an additional 3.25 million common shares for gross proceeds of approximately $2,528,000 (US$1,625,000) and had granted to United Therapeutics a right to purchase a convertible debenture (the "second debenture") in the principal amount of approximately $1,360,000 (US$875,000). In August 2002, United Therapeutics exercised the warrant and purchased the second debenture, resulting in total proceeds to the Company of approximately $3.9 million. In management's opinion, the Company believes that its available cash and cash equivalents and interest earned thereon, should be sufficient to finance its operations and capital needs into the third quarter of 2003.

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

         The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, or at all. If the Company cannot obtain additional funding, it will cease operations. Even if the Company obtains additional financing, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which do not differ materially from those established in the United States, except as disclosed in
Note 8.

CONSOLIDATION OF SUBSIDIARIES

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, AltaRex US, Corp. All significant intercompany balances have been eliminated in consolidation.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

SHORT-TERM INVESTMENTS

         Short-term investments consist of investments with original maturities between three and twelve months. These investments consist of government and commercial instruments and are carried at cost plus accrued interest, which approximates their fair market value. At December 31, 2001, short-term investments have maturity periods averaging 3.3 months and weighted average interest rates approximating 4.2%.

DEPOSITS AND OTHER ASSETS

         Deposits and other assets primarily consist of down payments on service contracts and deposits on leases. These payments are deferred and expensed as services are provided under the terms of the contract.

CAPITAL ASSETS

         Capital assets are stated at cost, net of investment tax credits, accumulated amortization and depreciation. Depreciation and amortization are provided at rates which are designed to allocate the cost of the assets, on a straight-line basis, over their estimated useful lives as follows:

Scientific equipment...........................................   5 years
Computer software and equipment................................   3 years
Office equipment...............................................   5 years
Leasehold improvements.........................................   3-5 years, term of lease

Property and equipment consisted of the following:

                                            DECEMBER 31, 2002            DECEMBER 31, 2001
                                            -----------------            -----------------
                                                       ACCUMULATED                   ACCUMULATED
                                                      DEPRECIATION/                 DEPRECIATION/
                                           COST       AMORTIZATION       COST       AMORTIZATION
                                           ----       -------------      ----       -------------
Scientific equipment ..............     $1,346,116     $1,205,784     $1,420,125     $1,145,541
Computer software and equipment ...        577,425        497,625        581,142        462,539
Office equipment ..................        548,082        445,938        559,673        387,837
Leasehold improvements ............        201,979        198,409        201,979        132,132
                                        ----------     ----------     ----------     ----------

                                        $2,673,602     $2,347,756     $2,762,919     $2,128,049
                                        ----------     ----------     ----------     ----------

Net book value ....................             $  325,846                   $  634,870
                                                ----------                   ----------

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

         Refundable investment tax credits received by the Company relating to the acquisition of assets are deducted from the cost of the related asset. Refundable investment tax credits received by the Company relating to current expenses have been included in the determination of net loss as a reduction of research and development costs which was insignificant for the year 2002 (see
Note 4).

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

CONCENTRATION OF CREDIT RISK

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents, short-term investments, and accounts and other receivables.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         Financial instruments consist principally of cash and cash equivalents, short-term investments, accounts and other receivables and accounts payable. The estimated fair value of these instruments approximates their carrying value.

NET LOSS PER SHARE

         Effective January 1, 2001, the Company adopted the provisions of
Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants, with respect to earnings per share. The new standard requires that the "treasury stock" method rather than the "imputed earnings" approach be used to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period. The new accounting policy has been applied retroactively and had no impact on the reported results of operations for any current or prior period reported herein.

         Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 12,171,284 common shares as of December 31, 2002 have been excluded from the computation of diluted weighted average shares outstanding (December 31, 2001 -- 12,565,954 and December 31, 2000 -- 2,699,287).

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

         On January 1, 2002, the Company adopted the recommendations in Handbook
Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

         Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized if the exercise price of these stock options equals the price of the Company's common shares on the date of grant. However pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method by using the Black-Scholes pricing model. Consideration paid on the exercise of stock options and warrants is credited to share capital.

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

         In October 2001, the Company issued 7,200,000 special units for net proceeds of $11,136,637 after related issue expenses of $1,463,363. Each special unit was converted into one common share and one warrant in November 2001. Each warrant entitled the holder to acquire one common share at an exercise price of $2.00 per share for a period of 24 months. In connection with this transaction, the Company granted warrants to the agent to purchase up to a total of 720,000 common shares at a price of $2.00 per share for a period of five years as additional compensation.

         In April 2002, the Company issued 4,900,000 common shares to United Therapeutics in a private placement for net proceeds of $3,803,627. In addition, the Company issued a $78,730 (US$50,000) convertible debenture (the "first debenture") to United Therapeutics that was converted into 100,000 common shares on August 21, 2002. The Company also issued United Therapeutics a warrant (the "warrant") which was exercised by United Therapeutics into an additional 3.25 million common shares of the Company for gross proceeds to the Company of approximately $2,528,000 (US$1,625,000). Further, the Company granted to United Therapeutics a right to purchase a second debenture (the "second debenture") in the principal amount of approximately $1,360,000 (US$875,000). United Therapeutics exercised the warrant in full and purchased the second debenture on August 15, 2002 resulting in total gross proceeds to the Company of approximately $3.9 million. Upon issuance of the second debenture, $688,662 (US$441,960) of the principal amount of the second debenture was automatically converted into 883,380 common shares of the Company.

         As of December 31, 2002, no common shares of the Company were being held in escrow for regulatory purposes. A total of 9,562 common shares were released from escrow in 2000.

WARRANTS AND STOCK OPTION PLAN

         The following table summarizes the common shares reserved for issuance and outstanding options under the Company's stock option plan as of the dates indicated:

                                                                       OPTIONS OUTSTANDING FOR:
                                                                       ------------------------
                DATE                   SHARES RESERVED FOR      DIRECTORS, OFFICERS &       CONSULTANTS      OPTIONS AVAILABLE FOR
                                             ISSUANCE                 EMPLOYEES                                      GRANT
December 31, 1999..................         1,045,000                  965,870                 39,166                 8,713
December 31, 2000..................         2,875,000                2,456,638                 57,500               316,175
December 31, 2001..................         5,500,000                4,009,305                177,500             1,268,508
December 31, 2002..................         5,500,000                3,790,869                177,500             1,489,458

         The following schedule details the warrants and stock options granted, exercised, expired and cancelled.

                                                                                     SHARES ISSUABLE
                                                                                     ON EXERCISE OF
                                                                                     --------------

                                                                            STOCK OPTIONS      WARRANTS AND       EXERCISE PRICE
                                                                                              OTHER OPTIONS          PER SHARE
BALANCE, DECEMBER 31, 1997..............................................         244,708            331,328        $7.20 - 48.00
   Granted..............................................................         430,916                  -         2.12 - 12.00
   Exercised............................................................          (7,500)                 -                 7.20
   Cancelled............................................................        (100,438)                 -         4.60 - 23.60
   Expired..............................................................               -           (320,913)        7.20 - 12.00
                                                                              ----------        -----------        -------------

BALANCE, DECEMBER 31, 1998..............................................         567,686             10,415         2.12 - 48.00
   Granted..............................................................         467,350            488,750         1.84 -  4.12
   Cancelled............................................................         (30,000)                 -         7.20 - 23.60
                                                                              ----------        -----------        -------------

BALANCE, DECEMBER 31, 1999..............................................       1,005,036            499,165         1.84 - 48.00
   Granted..............................................................       1,619,498          1,607,036         1.40 -  5.96
   Exercised............................................................         (13,439)        (1,910,637)        2.00 -  8.72
   Cancelled............................................................         (96,957)                 -         3.60 - 14.72
   Expired..............................................................               -            (10,415)               48.00
                                                                              ----------        -----------        -------------

BALANCE, DECEMBER 31, 2000..............................................       2,514,138            185,149         1.40 - 24.00
   Granted..............................................................       1,920,000         18,394,000         1.90 -  3.70
   Exercised............................................................               -        (10,200,000)        2.00 -  2.80
   Cancelled............................................................        (247,333)                 -         1.41 -  5.96
                                                                              ----------        -----------         ------------

BALANCE, DECEMBER 31, 2001..............................................       4,186,805          8,379,149         1.40 - 24.00
   Granted..............................................................       1,428,750          3,250,000         0.37 -  0.87
   Exercised............................................................               -         (3,350,000)        0.78 -  2.00
   Cancelled............................................................      (1,647,186)           (76,234)               3.400
                                                                              ----------        -----------        -------------

BALANCE, DECEMBER 31, 2002..............................................       3,968,369          8,202,915        $0.37 - 24.00
                                                                              ==========        ===========        =============

         The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2002.

                                        OUTSTANDING                                      EXERCISABLE
                                        -----------                                      -----------

   RANGE OF          NUMBER OF        WEIGHTED AVERAGE       WEIGHTED AVERAGE     NUMBER OF      WEIGHTED AVERAGE
EXERCISE PRICE         SHARES     CONTRACTUAL LIFE (YEARS)    EXERCISE PRICE        SHARES        EXERCISE PRICE
$ 0.37 -  2.12       1,576,667              8.4                  $ 0.82           1,005,417          $ 1.02
  2.19 -  4.12       1,526,994              7.7                    3.39           1,495,328            3.40
  4.16 -  5.96         584,251              7.2                    5.49             460,500            5.48
  7.20 -  8.72          41,499              4.7                    8.18              41,499            8.18
 12.00 - 14.72         233,125              5.1                   12.31             233,125           12.31
 23.60 - 24.00           5,833              4.1                   23.83               5,833           23.83
                     3,968,369                                   $ 3.28           3,241,702          $ 3.70

         The following warrants and options to purchase common shares are outstanding at December 31, 2002.

      SHARES ISSUABLE
       ON EXERCISE OF
      ---------------
STOCK OPTIONS   WARRANTS AND     EXERCISE PRICE       YEAR OF
               OTHER OPTIONS        PER SHARE         EXPIRY
          -      7,100,000       $        2.00         2003
          -        108,915                3.40         2003
    120,000        274,000        1.95 -  3.70         2004
          -        720,000                2.00         2006
     14,749              -                7.20         2006
     26,875              -       13.20 - 14.72         2007
      5,833              -       23.60 - 24.00         2007
     87,500              -        2.12 -  3.64         2008
     18,750              -        4.60 -  5.60         2008
    233,000              -        8.72 - 12.00         2008
    346,229              -        1.40 -  3.60         2009
    364,682              -                4.12         2009
     20,833              -                3.84         2010
    157,502              -        4.04 -  4.16         2010
    424,666              -                5.96         2010
  1,059,000              -        1.95 -  3.13         2011
  1,088,750              -        0.37 -  0.87         2012
  3,968,369      8,202,915

         If the fair value method, as described in Note 2, had been used to measure and recognize stock-based compensation, the Company's net loss and net loss per share for the year ended December 31, 2002 would have been as follows:

Net loss--as reported:                            $ 8,469,261
Net loss--pro forma:                              $ 8,752,908
Net loss per share--as reported:                  $     (0.20)
Net loss per share--pro forma:                    $     (0.21)

         The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.97%, dividend yield of 0%, expected life of 7 years and volatility of 108.3%.

         The weighted average fair value of stock options granted during the year ended December 31, 2002 was $0.40.

4.    INCOME TAX

         The Company is eligible for scientific research and development investment tax credits which may be applied against taxes payable. The accumulated non-refundable investment tax credits as of December 31, 2002 is approximately $3,400,000 (December 31, 2001 -- $3,361,000).

         As of December 31, 2002, the Company has scientific research and experimental development expenditures for tax purposes of approximately $14,531,000 (December 31, 2001 -- $14,531,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes. As of December 31, 2002, the Company has approximately $91,304,000 (December 31, 2001 -- $84,900,000) of non-capital losses available to be applied to taxable income in future years. These losses expire between 2003 and 2007.

         As of January 1, 2000, Canadian GAAP requires recognition of future tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, future tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. In addition, a future tax asset, net of a valuation allowance, would be recorded to recognize the future benefit of loss carryforwards when the realization of the benefit is determined to be more likely than not. Future tax assets at December 31, 2002 consist primarily of net operating loss carryforwards and other temporary differences.

         Due to the uncertainty surrounding the Company's ability to utilize its carryforwards, no recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts or future tax assets. At December 31, 2002, valuation allowance of $44,100,000 (December 31, 2001 -- $41,600,000) has been recorded by the Company.

5.    COMMITMENTS AND CONTINGENCIES

LEASES

         The Company leases office and research facilities. Lease costs for its facilities totaled approximately $257,000, $526,000 and $474,000 for the years ended December 31, 2002, 2001 and 2000, respectively. During 2002, the Company entered into a new lease agreement for its facilities in the United States, which will expire in August 2004. During 2002, the Company was reimbursed for part of its rent as a result of the license agreement with United Therapeutics. In January 2001, the Company sublet a portion of this facility with an estimated annual rental fee of approximately $262,000. As of December 31, 2002, the Company is committed to annual minimum basic rent payments of approximately $114,000 for 2003 and $57,000 for 2004.

LICENSE AND OTHER AGREEMENTS

         On December 1, 1995, the Company acquired from Biomira Inc. ("Biomira") an exclusive world-wide right and license to a certain antibody, its cell bank, related data, records and proprietary rights (the "Technology") for a non-refundable cash fee of $150,000, which was charged to research and development expenses. In 1999, in connection with the settlement of litigation between the Company and Biomira (see Note 7), the license agreement was amended and restated. As amended, the license agreement requires the Company to use its best efforts to commercialize the Technology, to spend certain minimum amounts to develop the Technology and to pay royalties to Biomira upon commercialization of products developed from the Technology. The term of the agreement extends to the later of the ten-year anniversary of first commercialization of a product or the expiration date of certain patent rights included in the Technology. At the end of the term of the agreement, the Company will have a world-wide, exclusive, fully paid right and license to use the Technology for certain applications. The Company and Biomira have the right to terminate the agreement upon forty-five days notice if the other party defaults in the performance, observance or fulfillment of any of its obligations under the agreement.

         The Company is party to an agreement with the Alberta Heritage Foundation for Medical Research to jointly fund clinical trials, with the Company controlling, through ownership or licensing, all of the technology. Total funding available of $500,000 was received and recorded as revenue in 1997. The Company is required to repay this funding and a royalty equivalent to the amount actually received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and will begin on once there are commercial sales. In addition, the Company granted warrants in connection with this agreement, which entitled the holder to obtain 10,416 common shares. These warrants expired on February 29, 2000.

         The Company had contracted certain research projects to a third party consultant for a three-year period which ended March 31, 2000. Under this agreement, the Company will pay royalties to the consultant upon successful commercialization of a prostate cancer immunotherapeutic product developed under this collaboration. As of December 31, 2002, the Company has not paid any royalties under this agreement and research fees paid to the consultant over the term of the contract were approximately $775,000.

         The Company entered into a License Agreement with a subsidiary of United Therapeutics for the development of five monoclonal antibodies, including OvaRex(R) MAb, the Company's lead product in late stage development for ovarian cancer. Under the terms of the agreement, the United Therapeutic subsidiary received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. United will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

6.    SEGMENT DISCLOSURE

         The Company has considered the reporting requirements of the Canadian Institute of Chartered Accountants on segment disclosures. The Company has determined that it manages its operations as one reportable segment of a biotechnology company engaged in the research and development of biopharmaceutical products for the treatment of cancer. All of the Company's revenues related to research contracts and sales of materials were generated in Canada. The Company's capital assets are located in Canada with the exception of approximately $306,000 as of December 31, 2002 ($526,000 as of December 31,
2001) located in the United States.

7.    LEGAL MATTERS AND PROCEEDINGS

         The Company is typically involved in certain legal matters, which arise in the normal course of business.

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

         On April 26, 2002, ICN Pharmaceuticals, Inc. ("ICN") brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages. That lawsuit has since been removed to Federal Court, also in Orange County, California.

8.    RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
      STATES

         These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

         (a)      Accounting for stock-based compensation

         For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted, if the exercise price of these instruments was equal to the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

         The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate measurement date would be amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances.

         As of December 31, 2002, the Company has no unamortized compensation benefit to record as additional compensation expense in future periods. As of December 31, 2001 and 2000, compensation expense was $10,000 and $449,000, respectively.

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

                                                                             YEAR ENDED DECEMBER 31,
                                                                             -----------------------
                                                                    2002             2001              2000            DEC. 1, 1995-
                                                                                                                       DEC. 31, 2002
Net loss per Canadian GAAP...............................         $8,469,261       $33,802,366       $17,724,078        $104,205,396
Adjustment for stock-based compensation..................             10,000           630,000         1,049,000           2,074,000
Adjustments of reverse take-over costs...................                  -                 -                 -             495,000
                                                                  ----------       -----------       -----------        ------------

Net loss per U.S. GAAP...................................         $8,479,261       $34,432,366       $18,773,078        $106,774,396
                                                                  ==========       ===========       ===========        ============

Basic and diluted net loss per share, U.S. GAAP..........         $    (0.20)      $     (1.23)      $     (1.14)
                                                                  ----------       -----------       -----------
Basic and diluted weighted-average number of
  common shares..........................................         41,821,767        27,962,625        16,433,031

         The following summarizes balance sheet items with material variations under U.S. GAAP.

                                                                        DECEMBER 31, 2002   DECEMBER 31, 2001
                                                                        -----------------   -----------------
Share capital......................................................        $103,861,741        $96,584,441
Accumulated deficit................................................         106,774,396         98,295,135

         (d)      Auditors' Report

         Under U.S. generally accepted auditing standards, the auditors' report would be modified to express uncertainty as to the Company's ability to continue as a going concern. As discussed in Note 1, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing during 2003 due to insufficient working capital resources to fund its operations for the year. The financial statements would not include any adjustments that might result from the outcome of this uncertainty.

9.    LICENSE AGREEMENT AND DEBT

         On April 17, 2002, the Company entered into the License Agreement with a subsidiary of United Therapeutics for the development of five monoclonal antibodies, including OvaRex(R) MAb, the Company's lead product in late stage development for ovarian cancer. Under the terms of the agreement, the United Therapeutic subsidiary received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. United will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

         As part of this transaction, United Therapeutics reimbursed the Company, in accordance with the License Agreement, for approximately $2.5 million of costs related to the licensed technology, which have been reflected as a reduction to research and development expenses. These costs reimbursed by United Therapeutics were expenses to the Company in 2001 and 2002. Accounts and other receivables at December 31, 2002 consists primarily of amounts billed to United Therapeutics for 2002 reimbursable costs and received subsequent to year-end.

         As part of this transaction, United Therapeutics purchased 4.9 million common shares of the Company for gross proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued a nominal $78,730 (US$50,000) convertible debenture (the "first debenture") to United Therapeutics that was converted into 100,000 common shares on August 21, 2002. The Company also issued United Therapeutics a warrant (the "warrant") which was exercised at the option of United Therapeutics into an additional 3.25 million common shares of the Company for proceeds to the Company of approximately $2,528,000 (US$1,625,000). Further, the Company granted to United Therapeutics a right to purchase a second debenture (the "second debenture") in the principal amount of approximately $1,360,000 (US$875,000). United Therapeutics exercised the warrant in full and purchased the second debenture on August 15, 2002 resulting in total proceeds to the Company of approximately $3.9 million. Upon issuance of the second debenture, $688,662 (US$441,960) of the principal amount of the second debenture automatically converted into 883,380 common shares of the Company.

         In total, United Therapeutics purchased 9,133,380 common shares and a debenture in the principal amount of $674,763. The 9,133,380 common shares purchased by United Therapeutics represent approximately 19.9% of the current outstanding common shares of the Company. United Therapeutics has also received rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company.

         On August 15, 2002, United Therapeutics purchased the second debenture in the principal amount of approximately $1,360,000 (US$875,000) of which $688,662 (US$441,960) automatically converted into 883,380 common shares of the Company. A note payable (the "Note Payable") was issued in exchange for the remaining proceeds received for $674,763 (US$433,310) and is secured by the Company's intellectual property. Interest is due on the Note Payable quarterly and accrues at 6% per annum. The unpaid principal and interest on the Note Payable is due in full in August 2005. The Note Payable is convertible into common shares of the Company at a price of US$0.50 per share at any time at the option of United.

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

 1.10(1)         License Agreement dated November 24, 1995 between Biomira Inc. and AltaRex Corp.*

 1.11(1)         Assignment of Patent Agreement dated April 4, 1996 between Biomira Inc. and AltaRex Corp.

 1.12(2)         Stock Option Plan.

 1.13(1)         Assignment of Letter Agreement dated February 20, 1996 between AltaRex Corp. and Merck Frosst
                 Canada Inc.

 1.14(4)         Employment Arrangement dated February 18, 1998 and amended as of March 30, 1998 between
                 AltaRex Corp. and Richard E. Bagley.

 1.15(3)         Amendments to Employment Arrangement between AltaRex Corp. and Richard E. Bagley, dated June
                 1, 1999 and December 22, 1999.

 1.16(3)         Employment Contract between AltaRex Corp. and Dr. Christopher Nicodemus, dated December 16,
                 1998, as amended on June 1, 1999 and December 22, 1999.

 1.17(3)         Employment Contract between AltaRex Corp. and Edward M. Fitzgerald dated September 14, 1998, as amended on June 1, 1999 and December 22, 1999.

 1.18(3)         Employment Contract between AltaRex Corp. and Peter C. Gonze, dated January 24, 2000.

 1.19(6)         Memorandum of Understanding between AltaRex Corp. and Dompe Farmaceutici S.p.A., dated
                 November 15, 2000.*

 1.20(6)         Development and Supply Agreement dated May 1, 2001 between Abbott Laboratories and AltaRex US,
                 Corp.

 1.21(5)         List of Subsidiaries of AltaRex Corp.

 1.22(7)         Subscription and Debenture Agreement dated April 17, 2002 between United Therapeutics
                 Corporation and AltaRex Corp.

 1.23(7)         Registration Rights Agreement dated April 17, 2002 between United Therapeutics Corporation and
                 AltaRex Corp.

 1.24(7)         Exclusive License Agreement dated April 17, 2002 between Unither Pharmaceuticals, Inc. and
                 AltaRex Corp.*

 1.25(7)         Employment Contract between AltaRex Corp. and Robert A. Newman, dated March 25, 1998, as amended June 9, 1998 and June 19, 1998.

EXHIBIT
NUMBER                                                DOCUMENT DESCRIPTION
------                                                --------------------
 1.26(7)         Employment Contract between AltaRex Corp. and Marlene R. Booth, dated May 4, 1999.

 1.27(7)         Employment Contract between AltaRex Corp. and James L. Levin, dated June 27, 2000.

 1.28**          Sublease Agreement, dated July 12, 2002, between Virexx Research Inc. and AltaRex Corp.

 1.29**          Severance Agreement, dated May 22, 2003, by and between Richard E. Bagley and AltaRex Corp.

23.1**           Consent of Vitale, Caturano & Company, P.C.

99.1**           Statement Pursuant to 18 U.S.C. Section 1350.

99.2**           Statement Pursuant to 18 U.S.C. Section 1350.

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

(7) Incorporated herein by reference from the Exhibits to the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

* Confidential treatment granted as to certain portions of this Exhibit. The confidential redacted information has been filed separately with the Securities and Exchange Commission.

**  Filed herewith.